SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ameren Corporation	0001002910
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1 (Exhibits D-1 and D-3)	File No. 70-10078
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2002.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on August 2, 2002, that the information set forth in this statement is true and complete.

By: [signature]
Andrew F. MacDonald

Counsel for Ameren Corporation

DC #125787 v1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ameren Corporation	0001002910
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1 (Exhibits D-1 and D-3)	File No. 70-10078
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City ______, State of __________, ________, 2002.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on August 2, 2002, that the information set forth in this statement is true and complete.

By: [signature]
Andrew F. MacDonald

Counsel for Ameren Corporation

Exhibit D-1

IN ACCORDANCE WITH RULE 202 OF
REGULATION S-T, THIS EXHIBIT IS BEING
FILED IN PAPER FORMAT PURSUANT TO A
CONTINUING HARDSHIP EXEMPTION

STATE OF ILLINOIS
ILLINOIS COMMERCE COMMISSION

Central Illinois Light Company, Ameren Corporation	)	
	)	Docket No. 02-_____
Application for authority to engage in a reorganization, and to enter into various agreements in connection therewith, including agreements with affiliated interests, and for such other approvals as may be required under the Illinois Public Utilities Act to effectuate the reorganization.	)	

APPLICATION AND EXHIBITS

CENTRAL ILLINOIS LIGHT COMPANY

Mark J. McGuire
William L. Kuhn
McGuireWoods LLP
77 W. Wacker, Suite 4400
Chicago, Illinois 60601
(312) 849-8100 (voice)
(312) 849-3690 (fax)
mmcguire@mcguirewoods.com
wkuhn@mcguirewoods.com

AMEREN CORPORATION

Christopher W. Flynn
Eacata D. Gregory
Jones, Day, Reavis & Pogue
77 W. Wacker, Suite 3500
Chicago, Illinois 60601
(312) 782-3939 (voice)
(312) 782-8585 (fax)
cflynn@jonesday.com
edgregory@jonesday.com

Steven R. Sullivan,
Vice President-General Counsel and Secretary
Joseph H. Raybuck
Ameren Services Company
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, Missouri
(314) 554-2098 (voice)
(314) 554-2976 (voice)
(314) 554- 4014 (fax)
srsullivan@ameren.com
jraybuck@ameren.com

APPLICATION AND EXHIBITS
Table Of Contents

A

STATE OF ILLINOIS
ILLINOIS COMMERCE COMMISSION

Central Illinois Light Company and Ameren Corporation Application for authority to engage in a reorganization, and to enter into various agreements in connection therewith, including agreements with affiliated interests, and for such other approvals as may be required under the Illinois Public Utilities Act to effectuate the reorganization.	))))))))))	Docket No. 02-_____

APPLICATION

CENTRAL ILLINOIS LIGHT COMPANY

Mark J. McGuire
William L. Kuhn
McGuireWoods LLP
77 W. Wacker, Suite 4400
Chicago, Illinois 60601
(312) 849-8100 (voice)
(312) 849-3690 (fax)
mmcguire@mcguirewoods.com
wkuhn@mcguirewoods.com

AMEREN CORPORATION

Christopher W. Flynn
Eacata D. Gregory
Jones, Day, Reavis & Pogue
77 W. Wacker, Suite 3500
Chicago, Illinois 60601
(312) 782-3939 (voice)
(312) 782-8585 (fax)
cflynn@jonesday.com
edgregory@jonesday.com

Steven R. Sullivan,
Vice President-General Counsel and Secretary
Joseph H. Raybuck
Associate General Counsel
Ameren Services Company
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, Missouri
(314) 554-2098 (voice)
(314) 554-2976 (voice)
(314) 554- 4014 (fax)
srsullivan@ameren.com
jraybuck@ameren.com

June 19, 2002

TABLE OF CONTENTS

I. Introduction

Central Illinois Light Company ("CILCO") and Ameren Corporation ("Ameren") (jointly, "Applicants") seek the Commission's approval: (i) for CILCO to engage in a reorganization (the "Reorganization"), within the meaning of Section 7-204 of the Illinois Public Utilities Act ("IPUA"), pursuant to which CILCO will become a subsidiary of Ameren; (ii) for CILCO to enter into related agreements; and (iii) to take certain other measures as explained herein in connection with the Reorganization. Ameren is the holding company parent of two other Illinois public utilities, Central Illinois Public Service Company ("AmerenCIPS") and Union Electric Company ("AmerenUE").[1]

Applicants seek expedited approval of this Application. This transaction is important to CILCO, its customers and its employees, all of whom are experiencing significant uncertainty pending closing of the transaction. Applicants seek to minimize the period of uncertainty, and wish to close the transaction by the end of this year. Accordingly, Applicants respectfully request an order from this Commission by October 15, 2002. An order issued by such a date, together with timely approval from the Federal Energy Regulatory Commission ("FERC"), the Securities and Exchange Commission ("SEC") and the Department of Justice/Federal Trade Commission under the Hart-Scott-Rodino Act, will permit closing by the end of this year.

The Reorganization will bring significant benefits to CILCO and its customers. Ameren's core business is the provision of low-cost, high quality energy delivery services to retail customers here in Illinois, and nearby in Missouri. Ameren is an experienced public utility holding company, with a proven track record of integrating operations; hence, integration of CILCO into the Ameren system can be achieved without any service disruption or diminution.

[1] AmerenCIPS and AmerenUE are Applicants in this proceeding only to the extent required under Section 7-102 of the IPUA, as discussed in Section V.G. of this Application, infra.

Ameren is committed to assuring that CILCO provide high quality energy services after the Reorganization occurs, and that CILCO continue to improve service. Service quality enhancement is an ongoing process; it is not a one-time effort. Ameren is committed to the principle that service providers should always strive to improve their service, regardless of how good that service is.

Moreover, the Reorganization will provide CILCO's customers with rate stability and protection against any risk that implementation of the Reorganization would cause any need for increases in rates. Under legislation recently signed into law, the Reorganization will result in a two-year extension of the electric base rate freeze for CILCO's customers. Thus, electric rates will be frozen through the end of 2006. Absent the Reorganization, under that same legislation CILCO's electric rates would be frozen only through 2004. Ameren also is committing to abstain through October 1, 2005 from any changes in gas base rates after the final order issued in response to CILCO's presently planned gas rate filing later this year. This will ensure that during this rate stabilization period customers will not be asked to pay for any costs related to the Reorganization, and that CILCO will hold the line on base rates while it implements measures to improve service.

As will be discussed, Ameren and CILCO share a strong record of community involvement and economic development efforts. Ameren will ensure that CILCO's efforts in that regard continue undiminished. It is in the best interests of both Ameren and the communities that CILCO serves that the economic prospects of those communities be enhanced, and that the utility distribution company continue to have a strong local presence. Applicants make specific commitments in this Application intended to address concerns voiced by

communities within the CILCO service territory regarding the effect on those communities of a change in control at CILCO.

To effectuate the Reorganization, the Applicants seek the Commission's approval under Sections 7-204 and 7-204A of the IPUA, and, to the extent required, under IPUA Section 7-102. Additionally, the Applicants seek approval for CILCO's entry into two affiliated interest agreements under Section 7-101 of the IPUA, and approval under Section 5-106 for CILCO to maintain certain books and records outside of the State. Lastly, the Applicants request that the Commission approve CILCO's capitalization under Section 6-103 of the IPUA.

The Applicants further state as follows in support of their Application:

II. Identification of Companies Involved and Affiliates

CILCO. CILCO was incorporated under the laws of Illinois in 1913. CILCO's principal business is the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO furnishes electric service to over 201,000 retail customers in 136 Illinois communities and gas service to over 204,000 customers in 128 Illinois communities. CILCO is a public utility within the meaning of Section 3-105 of the IPUA. In Docket Nos. 02-0140/02-0153 (consolidated), the Commission entered an order approving the transfer of substantially all of CILCO's generation assets to a wholly-owned, but unregulated subsidiary, Central Illinois Generation, Inc. ("CIGI"). The FERC has approved the transfer of CILCO's generation assets to CIGI. CILCO is awaiting FERC's approval of a power supply agreement between CIGI and CILCO, and a technical waiver related to certain minor transmission facilities to be owned by CIGI in order to close that transaction.

CILCO also has a retail marketing unit that negotiates special contracts with retail load within and outside of CILCO's service territory. Under the Commission's standards of conduct, CILCO has elected to operate as a functionally separated utility ("FSU"). If the Reorganization is approved, and CILCO thereby becomes a subsidiary of Ameren, CILCO intends, pursuant to authority under legislation now awaiting the Governor's signature, to file a revised implementation plan to operate as an Integrated Distribution Company ("IDC"). The two existing Ameren utilities, AmerenCIPS and AmerenUE (jointly, the "Ameren Utilities"), have already elected to operate as IDCs. In the event that the proposed legislation is not enacted, CILCO seeks from the Commission in this docket a waiver of the Commission's standards of conduct to allow CILCO to elect to operate as an IDC after the Reorganization takes effect.

CILCORP. CILCORP was incorporated as a holding company in the state of Illinois in 1985. CILCORP owns 100% of the common stock of CILCO. CILCORP is a wholly-owned subsidiary of The AES Corporation ("AES").

AES. AES is a global power company whose primary lines of business are electricity generation and distribution. AES' electricity generation business consists of sales to non-affiliated wholesale customers (generally electric utilities, regional electric companies, or wholesale commodity markets) for further resale to end-users. AES' electricity distribution business consists of direct sales to end-users such as commercial, industrial, governmental and residential customers. AES' generating assets include interests in 177 facilities totaling 59 gigawatts of capacity. AES' electricity distribution network sells over 108,000 gigawatt hours per year to over 16 million end-use customers. AES acquired 100% ownership of the common stock of CILCORP in 1999.

Subsequent to the acquisition of CILCORP, AES acquired IPALCO Enterprises, Inc., another utility holding company. In a decision affirming AES' exempt status under the Public Utility Holding Company Act of 1935 ("PUHCA"), the SEC required AES to either divest its interest in CILCO or restructure, no later than March 27, 2003. AES elected to sell CILCORP to comply with the SEC's decision.

Ameren. Ameren is a Missouri corporation with its headquarters in St. Louis, Missouri. Ameren is a registered holding company under PUHCA and is the parent of two state-regulated utility subsidiaries, AmerenCIPS and AmerenUE, both of which provide electric and gas service to the public and are public utilities under Section 3-105 of the IPUA.

AmerenCIPS. AmerenCIPS is an Illinois corporation that provides electric service to approximately 325,000 customers and gas service to about 170,000 customers, in 527 incorporated and unincorporated communities in central and southern Illinois. AmerenCIPS owns no generation, and is served presently under an agreement with Ameren Energy Marketing Company ("AEM"), an affiliate. AmerenCIPS has no retail marketing function; no AmerenCIPS employees negotiate competitive electric power supply arrangements with any retail customers, on any system. As noted above, AmerenCIPS has elected to operate as an IDC, if approved by the Commission.

AmerenUE. AmerenUE is a Missouri corporation that provides electric service to approximately 62,000 customers and gas service to approximately 18,000 customers in Illinois, and electric service to nearly one million customers and gas service to over 100,000 customers in Missouri. AmerenUE owns 8,290 MW of electric generating capacity. AmerenUE has no Illinois retail marketing function; no AmerenUE employees negotiate competitive power supply

arrangements with retail load on any system in Illinois. As noted above, AmerenUE also has elected to operate as an IDC if approved by the Commission.

Other Ameren Affiliates. Ameren also has several other subsidiaries, including: Ameren Services Company ("Ameren Services"), which provides services to various Ameren affiliates; Ameren Energy Generating Company ("AEG"), which owns and operates over 4330 MW of electric generating capacity, all of which is located in Illinois and Missouri; AEM, which markets power and energy at wholesale and at retail, and has responsibility for all Ameren retail marketing in Illinois; Ameren Energy ("AE"), which provides short-term energy trading services and acts as agent to AmerenUE and AEG; and Ameren Energy Fuels and Services Company ("Ameren Fuels"), which provides generation fuels, natural gas procurement, management and related services for Ameren affiliates and other entities.

III. The Reorganization Transaction

As indicated above, AES elected to sell its interest in CILCORP in order to comply with the SEC's conditions relating to AES' acquisition of IPALCO. Ameren and AES have entered into a stock purchase agreement (the "Purchase Agreement") pursuant to which Ameren will acquire all of the outstanding common stock of CILCORP in exchange for cash and the assumption of debt held by CILCORP and its subsidiaries.

At the closing of the transaction, CILCORP will become a wholly-owned subsidiary of Ameren. Thus, Ameren will become the indirect owner of CILCO, and CILCO will do business as AmerenCILCO. Ameren does not intend to eliminate CILCORP at the time of the Reorganization or at any time in the near future.

Subsequent to the closing, CILCO will continue to operate as a separate company, and will not be merged into either of the two existing Ameren utilities. Ameren does not seek approval to eliminate CILCO as a company or to alter CILCO's rate areas or tariffs in any

respect. Accordingly, unless and until otherwise authorized by this Commission, CILCO will maintain its own rate schedules. Applicants note, however, that while CILCO will maintain its separate corporate existence, CILCO will be integrated fully into the Ameren system, and will receive corporate support and other services from Ameren affiliates.

Ameren also intends to maintain CILCO's headquarters in Peoria. Mr. Gary Rainwater, Chief Operating Officer of Ameren, discusses Ameren's plans for CILCO's Peoria headquarters in his testimony.

CILCO will operate as its own control area, within the Midwest Independent System Operator ("MISO"). On May 28, 2002, AmerenCIPS and AmerenUE informed the FERC of their intent to operate within the MISO.

IV. <u>Benefits of the Reorganization</u>

The Reorganization will benefit CILCO's customers and the competitive retail electric marketplace in Illinois. As noted, the Reorganization will extend CILCO's electric rate freeze for an additional two years under recently enacted legislation, and bring gas base rate stability. In addition, Ameren commits to improving CILCO's level of customer service.

The integration of CILCO into the Ameren system will also allow CILCO, and therefore its customers, to benefit from economies of scale associated with a larger energy delivery system. Ameren expects to achieve certain synergies in the delivery of service that will allow rate stability during a period when Ameren intends to enhance CILCO's performance. The plan for stabilizing rates during this period is discussed later in this Application.

Before the FERC, Ameren also intends to propose as a condition of acquisition approval, to implement various improvements to its transmission system that will enhance the ability of competitive providers to import electric power and energy into Illinois markets, including Peoria.

Accordingly, the Reorganization will expand retail customers' options for real choice among electric service providers.

The Reorganization presents a unique opportunity for CILCO, its customers and the entire Ameren system. Both Ameren and CILCO eagerly await the closing of the transaction so that they can begin the work to enhance CILCO's service and achieve other opportunities for benefits that the Reorganization offers. Above all, Ameren looks forward to serving the CILCO customers, and enjoying the same strong and productive relationships that it enjoys with its existing customers throughout central and southern Illinois and Missouri. In this context, Applicants also note that Ameren strongly supports CILCO's efforts with respect to the accelerated tree trimming program and the completion of the reliability audit project. The Reorganization will not alter, limit or otherwise affect any of CILCO's obligations in this regard.

V. Compliance with Statutory Requirements

A. Section 7-204: Reorganization Approval

As indicated above, the transaction described herein is a "reorganization" within the meaning of Section 7-204 of the IPUA. That Section states, in part, that

> For purposes of this Section, "reorganization" means any transaction which, regardless of the means by which it is accomplished, results in a change in the . . . ownership or control of any entity which owns or controls the majority of the voting capital stock of a public utility. . . ."

220 ILCS 5/7-204.

Section 7-204 requires that the Commission make a series of findings, each of which is addressed below.

1. Finding 1: "the proposed reorganization will not diminish the utility's ability to provide adequate, reliable, efficient, safe and least-cost public utility service."

As indicated above, Ameren brings a strong record of customer service to this transaction. Ameren has a proven track record of high quality service that is second to none in communities much like those that CILCO serves. In this regard, Ameren notes that it has a full century of experience serving both smaller communities, such as Petersburg, Illinois, and large cities, including St. Louis. Thus, Ameren is fully qualified to oversee CILCO's provision of service to its diverse service territory. After the Reorganization occurs, Ameren is committed to seeing that CILCO improve its performance.

As discussed in detail in the testimony of Applicants' witness Thomas Voss, Senior Vice President-Energy Delivery of Ameren Services, AmerenCIPS is the top-rated Illinois electric utility in terms of reliability and customer service, based on reports filed with the ICC. In the CILCO area, Ameren will make and follow through on the same commitment to improve customer service that it has made in its other service areas. In no regard will the quality of CILCO's service diminish, and, as discussed below, Ameren is making certain commitments to enhance service quality in the CILCO service territory.

The Reorganization will not alter the low-cost nature of CILCO's service. To the contrary, CILCO will obtain the benefits of scale within the larger Ameren organization, which, together with other synergies, will enable Ameren to hold the line on CILCO's rates while taking steps to improve CILCO's performance.

2. <u>Finding 2</u>: "the proposed reorganization will not result in the unjustified subsidization of non-utility activities by the utility or its customers."

Ameren is a registered holding company and operates under clear and fair cost-allocation guidelines. Those guidelines are reflected in the Ameren General Services Agreement (the "Ameren GSA"), which the Commission approved in Docket No. 95-0551, and in the SEC's regulations. As explained in the testimony of Mr. Warner Baxter, Ameren's Chief Financial

Officer, CILCO will be allocated and charged costs pursuant to: (i) a separate services agreement (the "CILCO Services Agreement") that allocates and charges costs in the same manner as the Ameren GSA; and (ii) the SEC's rules. The CILCO Services Agreement and the SEC regulations will preclude any unjustified subsidization of non-utility activities.

Moreover, as discussed below, CILCO will make the same commitment regarding the preservation of the Commission's authority to determine appropriate cost allocations that AmerenCIPS and AmerenUE made in Docket No. 95-0551.

3. **<u>Finding 3</u>: "costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes."**

As already explained, Ameren will allocate and charge costs in accordance with the CILCO Services Agreement, which is identical in all material respects to the Ameren GSA, which the Commission approved in Docket No. 95-0551, and in accordance with the SEC's regulations. Moreover, as discussed below, CILCO will make the same commitment regarding the preservation of the Commission's authority to determine appropriate cost allocations that AmerenCIPS and AmerenUE made in Docket No. 95-0551.

4. **<u>Finding 4</u>: "the proposed reorganization will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure."**

As Mr. Baxter discusses, the Reorganization should have a positive impact on CILCO's ability to raise capital on reasonable terms, because CILCO will become a subsidiary of a parent company that has a credit rating higher than that of AES. As Mr. Baxter also discusses, the Reorganization will have no adverse effect on CILCO's capital structure. To the extent that GAAP accounting for the transaction requires entries that produce any changes in CILCO's capital structure, CILCO commits that, with the Commission's authorization, it will reverse the

effect of any such entries for regulatory reporting and ratemaking purposes. As such, the recognition of any goodwill in connection with the Reorganization would not have any impact on rates, or on the assessment of CILCO's rate of return on common equity under Sections 16-111(d) and 16-111(e) of the IPUA.

5. Finding 5: "the utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities."

CILCO will remain an Illinois public utility, subject to all applicable laws and rules. In Docket No. 95-0551, AmerenCIPS and AmerenUE made certain commitments intended to assure that the Commission would not be preempted from regulating certain aspects of their businesses solely due to Ameren's status as a registered holding company under PUHCA. CILCO will make the same commitments here. CILCO's statement of those commitments accompanies the testimony of Mr. Scott Cisel, Senior Vice President of CILCO, which is found at Tab G.

6. Finding 6: "the proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction."

In connection with their request for approval of the Reorganization at FERC, the Applicants will submit a detailed analysis of the market power implications of Ameren's acquisition of control over CILCO. That analysis, which is discussed in the testimony of Mr. Rodney Frame, an economist with The Analysis Group/Economics, shows that the Reorganization will not have an adverse effect on the competitive wholesale markets in the region.

Further, at the retail level there is no cause for concern. As of May 1, 2002, all of CILCO's electric customers have access to alternative suppliers. Moreover, as Mr. Craig Nelson, Vice President-Corporate Planning of Ameren Services, explains in his testimony,

Ameren's affiliate, AEM, does not have significant load in CILCO's service territory, and CILCO's retail business does not have significant load in the Ameren service territories. Mr. Frame discusses additional reasons why there will be no adverse effect on retail competition.

Additionally, Ameren will make improvements to various transmission facilities that will greatly enhance power flows in central Illinois. This will have a positive impact on the competitive wholesale and retail markets.

As noted, Ameren seeks to operate all of its Illinois utilities as IDCs that do not market generation services. This provides additional opportunities to alternative suppliers to market in the Ameren territories.

Moreover, it must be noted that, irrespective of whether the Reorganization occurs, the level of competitive retail activity in the Ameren and CILCO territories is and will continue to be minimal, at least for the near-term, due to the relatively low rates charged by those utilities. The Reorganization will not change that fact in any respect.

Lastly, as Mr. Nelson also explains, there is little overlap between the Ameren and CILCO territories, meaning that there are few areas where Ameren provides electric service and CILCO provides gas service, or vice versa.

7. <u>Finding 7</u>: **"the proposed reorganization is not likely to result in any adverse rate impacts on retail customers."**

As Mr. Nelson explains in detail, the change in control over CILCO and the incorporation of CILCO in the Ameren system, with the resulting synergies, are expected over the long-term to reduce CILCO's cost of service, not increase it, from what it otherwise would have been. As Mr. Thomas Voss explains, subsequent to the closing of the transaction, various steps will be taken to improve CILCO's service. Notwithstanding these steps (which will not be caused by the Reorganization), there will be no change in rates charged to customers during the rate

stabilization period for electric and gas service proposed herein by Applicants. As discussed in Section V.B., under the new legislation, if Ameren's acquisition of CILCORP closes, CILCO's electric rates are frozen by statute through December 31, 2006; gas base rates will be based on the pre-closing cost of service for at least the next 3 years. Accordingly, there is no significant risk of any adverse rate impacts.

B. Rate Stabilization Plan

Section 7-204 provides that the Commission may not approve a reorganization without ruling on: (i) the allocation of any savings resulting from the proposed reorganization; and (ii) whether the companies should be allowed to recover any costs incurred in accomplishing the proposed reorganization and, if so, the amount of costs eligible for recovery and how the costs will be allocated.

CILCO and Ameren recognize that the issues surrounding the identification and sharing of savings and the recovery of the costs to achieve those savings are often highly contentious. Even where there is agreement that implementation costs should be recovered and that net savings should be shared, there remains the difficult task of identifying savings produced by a particular reorganization or business combination. As each year passes, the task of identifying the level of avoided costs attributable to a particular transaction becomes increasingly complex.

The task would be even more difficult here where Ameren intends to undertake projects and implement means to improve CILCO's services. These steps will produce changes in the cost of service that would need to be segregated from changes produced by synergies.

Accordingly, the Applicants propose, in lieu of any sharing plan or cost recovery proposal, to submit a rate plan that is fair, straightforward, simple, and avoids the need for complex and contentious estimates of transaction savings. Applicants propose the use of a rate stabilization period -- a period of time during which rates remain in effect based on the pre-

closing cost of service. Electric rates are already frozen by statute; gas rates are not. Applicants' proposal is intended to protect customers from any unanticipated acquisition-induced changes in the level of gas base rates related to the Reorganization and Ameren's initial efforts to improve CILCO's service.

Under the proposal, electric rates will remain frozen under the provisions of Section 16-111 of the IPUA. The proposal also provides that CILCO will not seek any adjustment in gas base rates that would become effective prior to the conclusion of the rate stabilization period, October 1, 2005. CILCO intends to file a gas base rate case prior to the closing of the transaction that will be based on a pre-closing test year that will not reflect Reorganization-related adjustments. CILCO commits, as a condition of Reorganization approval, that it will not propose any additional changes in gas base rates that will become effective prior to October 1, 2005.

Changes in rates effective after the rate stabilization period will reflect the then-actual cost of service, including the effect of all applicable synergies. CILCO will not seek to retain any portion of the synergies in any future electric or gas rate filing. [2] Moreover, nothing in Applicants' rate stabilization plan would limit the Commission's authority to investigate gas base rates under Section 9-250 of the IPUA. (The Commission's authority to investigate electric rates is already limited under Section 16-111 of the IPUA; Applicants do not propose any further limitation.)

The proposal has several benefits. There is no need under this proposal to calculate savings, and there is no risk that ratepayers would be "sharing" savings that never materialize.

---

[2] Applicants do not intend to suggest that, upon expiration of the rate stabilization periods, AmerenCILCO will never propose an alternative regulation plan or other general incentive ratemaking proposal.

There is no need for the Commission to track savings, or engage in a complex review of whether and how savings were achieved.

Significantly for customers, the proposal ensures that there can be no adverse rate impact from the Reorganization. If transition costs exceed expectations, or if synergies fail to materialize on the schedule foreseen by the Applicants, customers will not be harmed.

Applicants note that the rate stabilization period plan will not create any windfall for Applicants. As Mr. Nelson explains in his testimony, the Reorganization promises to produce for CILCO's regulated operations pre-tax net cost reductions ranging from $0.5 to $3.2 million per year; this range reflects neither the transaction costs nor transition expenses associated with the Reorganization, which in the aggregate are expected to be approximately $39 million.

C. Submission of Required Data

Section 7-204A(a) requires the submission of certain data in connection with any application under Section 7-204. The required data is provided herewith at Tabs J through P, and is sponsored by Mr. Cisel and Ms. Brenda Freeman, Investment Manager on CILCO's Finance and Administration Team.

D. Approval of Affiliated Interest Agreements

Sections 7-101 and 7-204A(b) require the approval of two affiliated interest agreements.

1. CILCO Services Agreement

In Docket No. 95-0551, in connection with the formation of Ameren as the parent to AmerenUE and AmerenCIPS, the Commission approved the entry of those two utilities into the Ameren GSA with Ameren Services. CILCO proposes to enter into, and become a party to the CILCO Services Agreement with Ameren Services. (A copy of the CILCO Services Agreement is attached at Tab N.)

The use of a new service agreement is appropriate for several reasons. First, as mentioned above, it is identical to the Ameren GSA in all material respects. This means that all allocations within the Ameren system will be made pursuant to the same set of methodologies. Second, the Ameren GSA remains reasonable, and continues to govern transactions among existing Ameren affiliates. Accordingly, the Commission should approve the CILCO Services Agreement. Further, under Section 16-111 of the IPUA and Applicants' rate stabilization period proposal, rates will continue at pre-closing levels for some time after closing. Hence, there is no immediate need for the Commission to alter allocations of costs or the basis for affiliate charges.

The Commission has approved a service agreement for CILCO and CIGI to provide services to one another. That service agreement will remain in effect to the extent not inconsistent with the CILCO Services Agreement.

2. Fuel Services Agreement

AmerenCIPS and AmerenUE are parties to a fuel services agreement ("FSA") with Ameren Fuels. Under the FSA, Ameren Fuels provides fuel procurement and fuel management services to AmerenCIPS and to AmerenUE. AmerenCIPS and AmerenUE filed the FSA with the Commission for its approval in Docket No. 00-0757. In that docket, the Ameren Utilities indicated that they would benefit from the FSA because, among other reasons, Ameren Fuels would be purchasing larger volumes of gas and other energy related commodities on their behalf. This would allow Ameren Fuels to have a greater presence in applicable fuels markets, and an enhanced negotiating position in such markets. In response, the Commission approved the FSA as being reasonable. (Order issued March 7, 2001)

CILCO intends to enter into a fuel services agreement with Ameren Fuels which is identical in all material respects to the FSA. This will allow CILCO to achieve the same kind of fuel procurement and fuel management benefits which Ameren Fuels provides to AmerenCIPS

and AmerenUE. Accordingly, the Commission should approve the fuel services agreement between CILCO and Ameren Fuels. (A copy of the CILCO Fuel Services Agreement is attached at Tab N.)

E. Books and Records

Ameren intends to maintain a substantial portion of CILCO's books and records at CILCO's headquarters in Peoria. However, certain records -- particularly those relating to services provided by an affiliated service company, such as Ameren Services or Ameren Fuels -- may be maintained at Ameren's headquarters in St. Louis. Accordingly, CILCO seeks approval under Section 5-106 of the IPUA to maintain its books and records outside of this State. CILCO acknowledges that it shall be liable for, and upon proper invoice from the Commission shall promptly reimburse the Commission for, the reasonable costs and expenses associated with the audit or inspection of any books, accounts, papers, records and memoranda kept outside the State, all as required under Section 5-106 of the IPUA. 220 ILCS 5/5-106.

F. Commitments to Service Area Communities

Applicants have engaged in discussions with representatives of many of the communities served by CILCO. Through their representatives, those communities have sought assurances that CILCO will remain steadfast in its commitment to the communities, in terms of service quality, employment levels and charitable and economic development efforts. To allay those concerns, and consistent with CILCO's role as a responsible service provider, Applicants make the following commitments.

- CILCO will maintain its headquarters at 300 Liberty Street in Peoria for at least five years after the transaction closes.

- CILCO and its affiliates will continue to employ a minimum of 800 full-time employees within the CILCO service area at least through 2005. CILCO will continue to honor all existing contracts with bargaining unit employees and maintain compensation programs and benefits at, or possibly above, current levels. Ameren expects that existing benefit plans will either remain in place or be integrated into Ameren's plans at a later date.
- CILCO and affiliates will maintain a management presence in the Peoria region by having two vice presidents (or higher level business leaders) work out of the Peoria region. Ameren expects that these officers will maintain their residences in the Peoria metropolitan area.
- Ameren will increase CILCO's annual commitment to $1 million for charitable and civic donations, economic development and community events throughout the CILCO service territory.
- As part of the $1 million annual commitment, Ameren will budget in excess of $100,000 annually for ongoing support to local and regional economic development organizations, economic development marketing and community programs.
- Ameren will dedicate one full-time person, based in Peoria, to economic development activities.
- Ameren intends to install highly sophisticated outage analysis tools to be used to improve CILCO's outage performance and response times. Ameren has pledged to provide strong gas system reliability and quality assurance by instituting its Gas Code

Compliance System and to enhance systems intended to streamline call handling and accelerate response to customer calls.

- Lastly, under the rate proposal described above, which Applicants propose be a condition of approval, electric and gas base rates would remain at pre-Reorganization levels for several years after closing, thereby insulating customers from any prospect of adverse rate effects. In this regard, under recently enacted revisions to Section 16-111 of the IPUA, if Ameren acquires CILCORP, the electric freeze will terminate two years later for CILCO than it otherwise would terminate.

Applicants believe that these commitments are reasonable.

G. Section 7-102

Section 7-102 of the IPUA requires the Commission's approval whenever a "public utility may by any means, direct or indirect, merge or consolidate its franchises, license, permits, plants, equipment, business or other property with that of any other public utility." 220 ILCS 5/7-102. Applicants do not believe the Reorganization constitutes a direct or indirect merger or consolidation of two utilities' businesses or property. Rather, the Reorganization is a change in control transaction over which the Commission plainly has jurisdiction under Sections 7-204 and 7-204A.

Nevertheless, to the extent that the Commission determines that the Reorganization is also subject to the approval requirements of Section 7-102, Applicants seek approval pursuant that Section. In this regard, Applicants must demonstrate that the approval should reasonably be granted and that the public should be convenienced thereby. For all the reasons discussed above, Applicants believe that the transaction is reasonable and in the public interest and should be approved.

H. Section 6-103

Section 6-103 of the IPUA provides, in relevant part, as follows:

> In any reorganization of a public utility, resulting from forced sale, or in any other manner, the amount of capitalization, including therein all stocks and stock certificates and bonds, notes and other evidences of indebtedness, shall be such as is authorized by the Commission, which in making its determination, shall not exceed the fair value of the property involved.

As Mr. Baxter explains, at closing, consistent with purchase accounting, CILCO's assets will be stated at fair value. Applicants do not believe that this action will produce any change in the level of CILCO's capitalization. However, to the extent that it does, Applicants pledge to reverse the effects on CILCO's capitalization of any such change for regulatory reporting and ratemaking purposes. Accordingly, the Commission should authorize CILCO's capitalization, which Applicants are willing to accept subject to the condition that, in the event that GAAP requires CILCO or its affiliates to make accounting entries that produce an effect on CILCO's capitalization, CILCO will reverse the effect of any such entries for regulatory reporting and ratemaking purposes.

WHEREFORE, for all the reasons discussed herein, Applicants respectfully request the Commission to issue an order approving the Reorganization and granting all such other relief as requested herein to effectuate the Reorganization.

Respectfully submitted,

CENTRAL ILLINOIS LIGHT COMPANY	AMEREN CORPORATION
By:________________________ One of its attorneys	By:________________________ One of its attorneys
Mark J. McGuire William L. Kuhn McGuireWoods LLP	Christopher W. Flynn Eacata D. Gregory Jones, Day, Reavis & Pogue

77 W. Wacker
Suite 4400
Chicago, Illinois 60601
(312) 849-8100 (voice)
(312) 849-3690 (fax)
mmcguire@mcguirewoods.com
wkuhn@mcguirewoods.com

77 W. Wacker, Suite 3500
Chicago, Illinois 60601
(312) 782-3939 (voice)
(312) 782-8585 (fax)
cflynn@jonesday.com
edgregory@jonesday.com

Steven R. Sullivan,
Vice President-General Counsel and Secretary
Joseph H. Raybuck
Associate General Counsel
Ameren Services Company
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, Missouri 63103
(314) 554-2098 (voice)
(314) 554-2976 (voice)
(314) 554- 4014 (fax)
srsullivan@ameren.com
jraybuck@ameren.com

VERIFICATION

Craig D. Nelson, Vice President—Corporate Planning, Ameren Services Company, as agent for Ameren Corporation, being first duly sworn, states that he has read the foregoing Application, that he is familiar with the facts stated therein, and that the facts stated therein are true and correct to the best of his knowledge.

Craig D. Nelson

Craig D. Nelson

Subscribed and sworn to
before me this 18th day of
June, 2002.

Carol A. Head

Notary Public

CAROL A. HEAD
Notary Public - Notary Seal
STATE OF MISSOURI
St. Charles County
My Commission Expires: Sept. 23, 2002

B

Applicants' Ex. 1.0

ILLINOIS COMMERCE COMMISSION

DOCKET NO. _______

DIRECT TESTIMONY

OF

GARY L. RAINWATER

Submitted On Behalf

Of

AMEREN CORPORATION

June 19, 2002

Applicants' Ex. 1.0

ILLINOIS COMMERCE COMMISSION

DOCKET NO. _______

DIRECT TESTIMONY

OF

GARY L. RAINWATER

Q. Please state your name and business address.

A. My name is Gary L. Rainwater. My business address is 1901 Chouteau Avenue, St. Louis, Missouri 63103.

Q. By whom are you employed?

A. I am employed by Ameren Corporation (Ameren) as President and Chief Operating Officer. I am also President and Chief Operating Officer of Union Electric Company, doing business as AmerenUE, and of Central Illinois Public Service Company, doing business as AmerenCIPS.

Q. What are your responsibilities in that position?

A. I am responsible for all operations of Ameren, AmerenUE, and AmerenCIPS. Each line function, including transmission and distribution as well as staff functions report directly to me. In turn, I am the only person who directly reports to our Chief Executive Officer (CEO), Charles W. Mueller.

Q. What is your educational and employment background?

A. I received a Bachelor of Science Degree in Electrical Engineering from the University of Missouri-Columbia in 1969 and a Master of Systems Management Degree from the University of Southern California in 1974.

I began my career with Union Electric Company in 1979 as an engineer in the Electric Transmission and Distribution Department. Subsequently, I worked in the Corporate Planning Department, where I was elected vice president in 1993. In 1997, I became president and CEO of AmerenCIPS. I was elected to my current position in September 2001.

Q. What is the purpose of your testimony?

A. The purpose of my testimony is to provide an overview of Ameren's acquisition of CILCORP, Inc. (CILCORP) and Central Illinois Light Company (CILCO), and to explain why the acquisition will benefit CILCO's customers as well as Ameren's customers. I will also explain how Ameren will maintain CILCO's level of community involvement and economic development activity. I will also introduce the other witnesses filing testimony on behalf of CILCO and Ameren.

Q. Please describe Ameren Corporation.

A. Ameren is a Missouri corporation with its headquarters in St. Louis, Missouri. Ameren is a registered holding company under the Public Utility Holding Company Act (PUHCA) and is the parent of two utility subsidiaries, AmerenCIPS and AmerenUE, both of which provide electric and gas service to the public and are public utilities under Illinois law.

Q. Please describe AmerenCIPS.

A. AmerenCIPS is an Illinois corporation that provides electric service to approximately 325,000 customers and gas service to 170,000 customers, in 527 incorporated and unincorporated communities in central and southern Illinois. AmerenCIPS owns no generation, and is served presently under an agreement

with Ameren Energy Marketing Company ("AEM"), an affiliate. AmerenCIPS has no retail marketing function, nor does any AmerenCIPS employee negotiate any competitive electric power supply arrangements with any retail customers, on any system. In order to comply with the Commission's new electric standards of conduct, AmerenCIPS has recently elected to operate as an Integrated Distribution Company (IDC), if approved by the Commission.

Q. Please describe AmerenUE.

A. AmerenUE is a Missouri corporation that provides electric service to approximately 62,000 customers and gas service to about 18,000 customers in Illinois, and electric service to nearly one million customers and gas service to over 100,000 customers in Missouri. AmerenUE owns 8,290 MW of electric generating capacity. AmerenUE has no Illinois retail marketing function, nor does any of AmerenUE employees negotiate competitive power supply arrangements with retail load on any system in Illinois. AmerenUE also has elected to operate as an IDC, if approved by the Commission.

Q. Please describe the acquisition transaction.

A. Mr. Warner Baxter will describe the transaction in greater detail, but in general Ameren is acquiring all of the outstanding common stock of CILCORP from The AES Corporation (AES) and will assume the debt of CILCORP and its subsidiaries. CILCORP is the parent of CILCO. Post-acquisition, CILCORP will remain CILCO's parent and will become an Ameren subsidiary, similar to AmerenUE and AmerenCIPS. CILCO's soon to be formed generation subsidiary (subject to FERC approval) named Central Illinois Generating, Inc. (CIGI) will be

retained as a subsidiary of CILCO after acquisition. Ameren's plan is to operate CILCO under the business name of AmerenCILCO, as it has operated AmerenCIPS and AmerenUE. I have attached a post-acquisition Ameren organization chart to my testimony, marked as Applicants' Exhibit 1.1.

Q. Why is Ameren making this acquisition?

A. CILCO represents a perfect fit with Ameren's business strategy and with our existing delivery and production organizations. Our strategy is to remain focused on our core businesses of producing electricity and delivering both electricity and natural gas. We intend to be a performance leader in all aspects of those businesses and to grow those businesses either by acquiring customers in competitive markets or by acquiring other similarly focused companies. CILCO's primary businesses of energy delivery and generation fit our strategy exactly.

Additionally, CILCO's service territory is located in areas near where Ameren already provides utility service or has offices. In fact, AmerenCIPS serves territory that is contiguous to parts of the CILCO system. Our electric transmission systems are interconnected and CILCO's retail prices are generally comparable to those of AmerenCIPS and AmerenUE. CILCO's operations are steamlined and efficient, as are those of Ameren. All of these factors made CILCO an ideal acquisition for Ameren and made Ameren the ideal purchaser of CILCORP. Further, Ameren believes that its ownership of CILCO will be advantageous to CILCO's customers.

Q. What benefits do the acquisition bring to CILCO's customers?

A. Initially, many of CILCO's customers will see few visible signs of the change in ownership. CILCO customers will call the same numbers for service, will have largely the same employees serving their needs and will continue paying the same rates they would have paid absent the Reorganization. However, after closing Ameren plans to begin introducing new systems, work processes, and initiatives that will move CILCO toward performance leadership in Illinois and the nation in terms of reliability, customer satisfaction and service response. Mr. Thomas Voss will expand on these initiatives in his direct testimony.

CILCO has already established itself as a performance leader in its ability to control cost. CILCO has maintained the same electric base rates for 20 years. Ameren's objective is to continue this record of cost control and to offer additional ways for CILCO to keep its costs in line. Because of Ameren's size, with more than 1.5 million electric customers and more than 300,000 gas customers, it has greater purchasing power for equipment, materials, supplies, services and fuels. The Ameren size advantage will help stabilize CILCO's cost of operations during a period of service improvements, another advantage of acquisition by Ameren. Likewise, Ameren's existing customers will see benefits from the acquisition of CILCO. Such benefits will be derived from greater economies of scale, the ability to further utilize systems and infrastructure as well as the broader implementation of best operating practices.

Q. Will AmerenCIPS and AmerenUE benefit as well?

A. Yes. All of these factors should also aid AmerenCIPS and AmerenUE in maintaining excellent customer service, high reliability and stable rates.

Q. How will the acquisition affect CILCO's presence in the communities it serves?

A. CILCO has a history of civic involvement in the communities in which it serves. I am aware of CILCO's sponsorship of Peoria area events, free outdoor concerts in Springfield and CILCO's support for events throughout its territory such as the hot air balloon festival in Lincoln. Ameren too has a track record of being an active, civic-minded corporate citizen in the communities where it has a presence, and Ameren is pleased to expand these efforts into the CILCO communities. To alleviate any concerns of CILCO communities, charities and social service agencies in this regard, AmerenCILCO will pledge to contribute at least $1 million annually in support of worthwhile civic, economic development, charitable and social service activities in Peoria, Springfield and other areas served by CILCO. Ameren recognizes that CILCO also provides financial support to economic development organizations within its service territory. As part of its $1 million commitment, Ameren will therefore contribute more than $100,000 annually in continued support for community-based economic development throughout the CILCO territory. The CILCO service area will also benefit from Ameren's extensive professional economic development function and related programs that it plans to extend to AmerenCILCO communities. These programs are designed to enhance a community's prospects for retention of existing business as well as attracting new ones and will take effect immediately upon closing.

Q. Has Ameren made any commitments to the communities CILCO serves?

A. As discussed in the Application, Ameren is aware that the City of Peoria and other communities have certain concerns regarding how Ameren will staff and operate AmerenCILCO and additionally, have asked Ameren to make certain assurances. In addition to the assurances to which I have already testified, I will make the following additional assurances on behalf of Ameren:

AmerenCILCO will maintain its headquarters at 300 Liberty Street in Peoria. Ameren believes that it makes business sense to retain a headquarters presence in AmerenCILCO's largest city for a minimum of five years after completing the acquisition.

AmerenCILCO will continue to employ a minimum of 800 full time employees within the AmerenCILCO service area at least through 2005. This decision will be reviewed periodically; the next review will be at the end of 2005. While Ameren has committed to retain the Peoria headquarters building and adequate staffing levels to administer the AmerenCILCO operations, we have not determined the actual staffing level or the functions that will be retained, reduced or expanded in Peoria and other locations. Ameren is on record as stating that we expect there to be limited reductions necessitated by the acquisition. Ameren has stated that the need to reduce employment levels will be evaluated on an Ameren-wide basis. The Company hopes to achieve any reduction in employment levels largely through attrition. In recent years CILCO has experienced significant

downsizing and, as a result, we see little opportunity for significant further reductions.

Ameren will honor all existing collective bargaining unit agreements and will maintain compensation programs and benefits at or above current levels. While Ameren is hopeful that it will be able to maintain those employment levels and compensation and benefit standards permanently, it must not overlook its fiduciary responsibility to its investors and its statutory responsibility to its customers to periodically review its staffing needs and compensation levels so that Ameren is able to optimize its resources in light of emerging technologies, best practices, regulatory rules, customer growth and its desire to provide reasonable delivery service rate levels. Accordingly, as I indicated above, Ameren's next comprehensive review of staffing levels will be at the end of 2005.

Ameren will commit to having two officers at the vice president level, or higher, located in the Peoria area. Ameren expects that the officers will live within AmerenCILCO communities and be active in local civic causes.

AmerenCILCO will undertake initiatives to improve outage performance and response times. Ameren's goal is to move AmerenCILCO to performance leader status.

AmerenCILCO will remain steadfast in its commitment to the communities, in terms of service quality, employment levels and charitable and economic development efforts.

Q. **Does Ameren believe that it can successfully integrate CILCO into the Ameren system?**

A. Yes. Just a few years ago Ameren integrated Union Electric and CIPS, with no disruption to or reduction in service. Ameren will use a number of teams organized by function, department or discipline to review the current staffing and business practices for AmerenCILCO and Ameren. Our goal is to document how tasks are currently done and identify "best practices" that may exist. Our reviews will not only involve staff activities, but support systems and technologies as well. The teams will then make recommendations to a steering committee composed of Ameren and CILCO officers. Mr. Craig Nelson and Mr. Voss will go into much more detail in their respective testimonies on the integration process.

Q. **How does Ameren propose to recover the transaction and transition costs of the purchase?**

A. As stated in the Application, Ameren is proposing a "rate stabilization period" approach for recovering the transaction and transition related costs. This approach is fair, straightforward and simple, and avoids the need for complex and potentially contentious estimates of transaction savings. During the mandatory transition period, which will continue until January 1, 2007, AmerenCILCO will be subject to the provisions of the Customer Choice Law that prohibit an increase in bundled electric rates, subject to certain exceptions. At the end of the rate

freeze periods, customers will receive the full benefits from the acquisition. With respect to natural gas rates, CILCO intends to file a gas base rate case before closing, based on the pre-closing cost of service. After the closing, AmerenCILCO will not file for any additional gas base rate changes that would become effective prior to October 1, 2005. Therefore, Ameren will not be able to pass any transition or transaction costs along to customers in bundled electric rates or gas base rates during these periods. Mr. Nelson provides detailed testimony on the transaction and transition costs, and synergies resulting from the acquisition.

Q. Please introduce the testimony of the other witnesses filing on behalf of Ameren and CILCO.

A. Warner Baxter, Ameren's Senior Vice President of Finance and Chief Financial Officer, discusses the acquisition transaction in detail. He also discusses the impact of the acquisition on CILCO's ability to raise capital, and on CILCO's capitalization and shows that there will be no adverse impact on either. He also shows that costs and facilities will be fairly and equitably allocated to CILCO and that Ameren will ensure that there will be no unjustified subsidization by CILCO of non-utility activities.

Tom Voss, Ameren's Senior Vice President-Energy Delivery, explains how the quality of the gas and electric service provided by CILCO will be maintained, and even enhanced, by Ameren's acquisition of CILCORP and by CILCO's integration into the Ameren system.

Craig Nelson, Ameren's Vice President of Corporate Planning, discusses how Ameren intends to structure CILCO's post-closing operations. He also discusses how Ameren expects to hold the line on CILCO's rates while undertaking the service enhancements described by Mr. Voss.

Rod Frame, a Principal with the Analysis Group/Economics, discusses the impact of the acquisition on applicable wholesale and retail markets and demonstrates that the acquisition will not create any adverse impact in such markets.

Mark Birk, Ameren Services' General Manager of Energy Delivery Technical Services, discusses the improvements that Ameren will make to the AmerenCIPS and CILCO transmission systems to increase the capability of those systems subsequent to closing.

Scott Cisel, Senior Vice President of CILCO, provides certain information required by Section 7-204A of the Public Utilities Act, and sponsors a jurisdictional commitment by CILCO.

Brenda Freeman, Investment Manager on CILCO's Finance and Administration Team, also provides certain information required by Section 7-204A of the Public Utilities Act.

Q. Does this conclude your testimony?

A. Yes, it does.

Corporate Structure


Ameren Corporation
CILCORP
CIM
AmerenCILCO
CVI
CIGI
CESI
Medina Valley

C

Applicants' Ex. 2.0

ILLINOIS COMMERCE COMMISSION

DOCKET NO. _______

DIRECT TESTIMONY

OF

WARNER L. BAXTER

Submitted On Behalf

Of

AMEREN CORPORATION

June 19, 2002

Applicants' Ex. 2.0

ILLINOIS COMMERCE COMMISSION

DOCKET NO. _______

DIRECT TESTIMONY

OF

WARNER L. BAXTER

I. INTRODUCTION

Q. Please state your name and business address.

A. My name is Warner L. Baxter. My business address is one Ameren Plaza, 1901 Chouteau Avenue, St. Louis, Missouri, 63103.

Q. By whom are you employed?

A. I am employed by Ameren as Senior Vice President of Finance and Chief Financial Officer (CFO) for Ameren Corporation (Ameren), Union Electric Company, doing business as AmerenUE (AmerenUE), and Central Illinois Public Service Company, doing business as AmerenCIPS (AmerenCIPS).

Q. What are your responsibilities as CFO?

A. My responsibilities include the oversight of the financial, accounting and regulatory functions of Ameren and its subsidiaries, as well as the treasury, tax, risk management, internal audit and budget and corporate modeling functions. In this role, I also act as the primary company spokesperson in communications with the financial community, including financial analysts and credit rating agency analysts.

Q. What is your educational and employment background?

A. I graduated from the University of Missouri-St. Louis in 1983 with a Bachelor of Science degree with a major in Accounting. I am a licensed Certified Public Accountant in the State of Missouri and a member of the American Institute of Certified Public Accountants and the Missouri Society of Certified Public Accountants.

In September 2001, I was promoted to my current position and named Senior Vice President, Finance and CFO. I have been with the Company since 1995, first as the Assistant Controller at Union Electric, then in 1996 as the Controller of Union Electric, and as Vice President and Controller of Ameren starting in May 1998. Since I joined the Company in 1995, I have played a major role in the development of operational and financial strategies.

Prior to my employment as Ameren, I was employed by Price Waterhouse LLP (now PricewaterhouseCoopers LLP) as Senior Manager in the company's St. Louis and New York City offices. My principal responsibilities at Price Waterhouse included supervising audit and consulting services to clients in the public utility industry (including Union Electric) and manufacturing industries, among others. I also developed Price Waterhouse's financial statement disclosure and content guide for public utilities and authored various sections of Price Waterhouse's annual Survey of Financial Reporting and Industry Developments for the public utility industry. I was a member of Price Waterhouse's National Public Utilities Industry Services Group and their Accounting and SEC Services Department.

I am also a former Chairman of the executive committee of the chief accounting officers of Edison Electric Institute member companies and currently serve as Vice President of the Chancellor's Council and a member of the Dean's Advisory Board of the University of Missouri-St. Louis.

Q. What is the purpose of your testimony?

A. The purpose of my testimony is to describe the acquisition by Ameren of CILCORP, Inc. (CILCORP), and to explain the effect of the transaction on the ability of Central Illinois Light Company (CILCO) to raise capital on reasonable terms, and to explain why there will be no impact on CILCO's capital structure for regulatory reporting and ratemaking purposes. I will also show that the proposed acquisition will not result in the unjustified subsidization of non-utility activities by CILCO or its customers. I will further show that costs and facilities will be fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by CILCO for ratemaking purposes.

II. <u>DESCRIPTION OF THE ACQUISITION</u>

Q. Please describe the acquisition transaction.

A. Ameren and The AES Corporation (AES) have entered into a Stock Purchase Agreement (SPA) pursuant to which Ameren will acquire all of the outstanding common stock of CILCORP from AES in exchange for $1.34 billion, which includes the assumption of approximately $475 million in debt at CILCORP and $425 million in debt and preferred stock at CILCO. Simultaneously, Ameren will

acquire AES' interest in Medina Valley, a 40 MW cogeneration facility that serves Caterpillar, for $60 million in cash and assumed debt.

Q. When do the parties expect to close the sale?

A. The Securities and Exchange Commission (SEC) has set a deadline of March 27, 2003 for AES to divest itself of CILCORP. Therefore, the parties expect to close no later than this March 27, 2003 deadline. The parties would like to close the transaction at the earliest possible date, preferably by the end of this calendar year. The pendency of this transaction brings uncertainty for CILCO's customers and employees, and for the communities in which these customers and employees reside. We believe that all would be best served by closing the transaction on the most expeditious timetable possible.

III. <u>EFFECT ON ABILITY TO RAISE CAPITAL AND ON CAPITALIZATION</u>

Q. What effect will the acquisition have on CILCO's ability to raise capital on reasonable terms?

A. The acquisition should have a beneficial effect on CILCO's ability to raise capital on reasonable terms and on the cost of future debt capital that it obtains because CILCO will become a subsidiary of a parent company, Ameren, which has a credit rating higher than that of AES. Ameren has current credit ratings (senior unsecured) of A2 from Moody's and A from S&P. AES' current ratings (senior unsecured) are Ba1 from Moody's and BB- from S&P.

Q. How will CILCO raise capital after the acquisition?

A. In her testimony, Ms. Brenda Freeman describes how CILCO has raised capital historically. CILCO will continue to raise capital in the same manner as it does today. CILCO can raise capital through the issuance of short-term debt via its commercial paper program or through borrowings against its bank lines of credit. With the Commission's approval, CILCO can also raise capital through the issuance of long-term debt or through the issuance of preferred stock.

Q. What factors determine the ability of a utility to issue debt or preferred stock on reasonable terms?

A. The overall financial strength of the utility is the key factor in determining the utility's ability to raise capital. The utility's financial strength is related to its business risk, current and future capital structure, interest and preferred dividend coverages, profitability, and cash flow, coupled with other similar factors. The financial strength is normally reflected through ratings by agencies such as Standard & Poor's, Moody's and FitchRatings.

Q. What are the current ratings for CILCO's mortgage bonds, short-term unsecured debt, and preferred stock?

A. CILCO's secured debt is currently rated A2 by Moody's, BBB- by Standard & Poor's and BBB by FitchRatings. CILCO's short-term unsecured debt is currently rated P-1 by Moody's and F-2 by FitchRatings. (CILCO's short-term unsecured debt is not rated by Standard & Poor's.) The rating for CILCO's preferred stock is Baa2 by Moody's, BB by Standard & Poor's and BBB- by FitchRatings. CILCO's secured debt is within the "investment grade" category of

ratings. It is expected that the ratings will continue to remain at investment grade levels after the transaction is complete.

Q. Has CILCO been placed on a "credit watch" list, indicating that the ratings of CILCO's securities may be reviewed as a result of the proposed acquisition?

A. Yes. When AES announced that it would be selling its interest in the utility's parent company, the rating agencies placed CILCO on credit watch. This is normal practice by the rating agencies after a merger or acquisition is announced until the agencies receive more detail on the proposed transaction. On April 29th, Moody's confirmed its ratings of CILCO. Standard & Poor's currently has CILCO on "credit watch" with positive implications and FitchRatings has CILCO on "credit watch" evolving. The ratings agencies have indicated in press releases that the proposed transaction is viewed as a positive influence on CILCO's financial health. As I have explained, Ameren is rated significantly higher by each of the ratings agencies than AES. Therefore, I would not expect any future rating changes related to the acquisition to have any material adverse effect on CILCO's ability to raise capital with reasonable terms after the transaction is completed.

Q. What effect will the acquisition have on CILCO's capital structure?

A. For regulatory reporting and ratemaking purposes, the acquisition will have no effect on CILCO's capital structure. The effect for financial reporting purposes has not been finally determined. When AES acquired CILCORP, goodwill was

booked at CILCORP. When this transaction closes, that goodwill will be removed from CILCORP's books, and the fair value of the underlying assets and liabilities will be determined and recorded. Any difference between the fair value and the purchase price will be recorded as goodwill. It is possible that generally accepted accounting principles ("GAAP") may require some or all of any resulting goodwill to be booked at Central Illinois Generation, Inc. ("CIGI"), a wholly-owned subsidiary of CILCO. In that event, the value of CILCO's investment in CIGI would increase, thereby increasing the amount of equity in CILCO's capital structure. The Applicants in this case are committing that, if GAAP requires goodwill associated with this transaction to be booked at any entity beneath CILCORP, CILCO will reverse the effect of any such entries for regulatory reporting and ratemaking purposes.

Q. Will CILCO's capital structure subsequent to the Reorganization be reasonable?

A. Yes.

Q. Will the $475 million of debt at CILCORP remain outstanding after the acquisition?

A. Yes. Ameren plans for the existing CILCORPdebt to remain outstanding after the acquisition It would be very costly to eliminate that debt, which is one reason why Ameren intends to keep CILCORP in existence.

Q. How will the $475 million of debt that is outstanding at the CILCORP level be serviced after the acquisition is completed? A. The debt will continue to be serviced in the same manner that it is today. The primary source of funding for debt service at the CILCORP level is dividends from CILCO. This will continue to be true after the acquisition is complete.

Q. Will the Reorganization adversely affect the ability of CILCORP to service that debt?

A. No. Ameren does not intend to implement any changes in CILCO's dividend policy that would reduce the cash available to CILCORP to service that debt.

IV. NO UNJUSTIFIED SUBSIDIZATION

Q. Will the acquisition result in any subsidization of non-utility activities by CILCO or its customers?

A. No. Ameren is a registered holding company under the Public Utility Holding Company Act (PUHCA). As such, Ameren and its subsidiaries are required to operate under cost allocation guidelines which fairly and equitably allocate costs to those Ameren entities causing the costs to be incurred. These guidelines are set forth in the General Services Agreement (GSA) which the Commission approved in the Union Electric-CIPSCO, Inc. merger, in Docket No. 95-0551. Ameren's guidelines are also designed to be consistent with the SEC's cost allocation regulations. Also, each affiliate in the Ameren holding company system maintains its own books, accounts and records in accordance with GAAP to facilitate the auditing of the costs which are attributable to a particular affiliate.

Ameren's procedures and guidelines are subject to the SEC's review and approval. As set forth in Docket No. 95-0551, the Commission will also have jurisdiction to review Ameren's cost allocation procedures and guidelines. In particular, Ameren and CILCO will abide by the jurisdictional conditions approved in Docket No. 95-0551. These jurisdictional conditions have preserved the Commission's authority to determine appropriate cost allocations to AmerenCIPS and AmerenUE to prevent any unjustified subsidies. Mr. Scott Cisel sponsors these conditions, which accompany his testimony, on behalf of CILCO. All of this serves to ensure that there is no unjustified subsidization of Ameren's non-utility activities by either AmerenCIPS or AmerenUE.

As discussed below, Ameren will apply these same procedures, guidelines, and conditions to CILCO to ensure that there will be no unjustified subsidization of non-utility activities by CILCO as a result of the proposed acquisition.

V. <u>FAIR AND REASONABLE ALLOCATION OF COSTS</u>

Q. Please discuss how costs and facilities will be fairly and reasonably allocated to CILCO.

A. CILCO will be allocated and charged costs for general corporate services pursuant to a services agreement (CILCO Services Agreement) which it will enter into with Ameren Services Company (Ameren Services). Ameren Services currently provides a variety of corporate support services to AmerenCIPS, AmerenUE, and other affiliates under the GSA and other similar service agreements. The CILCO Services Agreement will allocate and charge costs to

CILCO in the same manner as the GSA, and also in accordance with the SEC's rules. Under the CILCO Services Agreement, Ameren Services will perform for CILCO various services such as accounting, engineering, human resources, and other support services. A copy of the CILCO Services Agreement is attached to the Application at Tab N.

Also, CILCO will be allocated and charged costs for fuel procurement and fuel management services (CILCO Fuel Services Agreement) with Ameren Energy Fuels and Services Company (Ameren Fuels). Ameren Fuels is currently providing fuel procurement and fuel management services to AmerenCIPS and AmerenUE pursuant to a written agreement which the Commission approved in Docket No. 00-0757. The Commission approved this agreement as being reasonable in part because it allowed Ameren Fuels to have a greater presence in applicable fuels markets, and an enhanced negotiating position in such markets, both for commodity and transportation. This enhanced bargaining position has benefited AmerenCIPS and AmerenUE. For example, the combined management by Ameren Fuels of the gas supply resources for the distribution systems of AmerenCIPS and AmerenUE resulted in less volatile PGA rates during the winter of 2000/2001 when market prices spiked in excess of $10 per MMBtu. In addition, we have obtained increased transportation and storage discounts for AmerenCIPS and AmerenUE due to our enhanced bargaining position. The CILCO Fuel Services Agreement will be identical in all material respects to the fuel services agreement applicable to AmerenCIPS and AmerenUE. It will allocate fuel-related costs to CILCO for its utility business in a fair and reasonable

manner and will allow CILCO to obtain price benefits as a result of purchases by Ameren Fuels of greater quantities of fuel and fuel related services. A copy of the CILCO Fuel Services Agreement is attached to the Application at Tab N.

All of this will ensure that costs are fairly and reasonably allocated to CILCO and will allow the Commission to identify the costs and facilities which are properly included in CILCO's gas and electric rates.

Q. Should the Commission approve the CILCO Services Agreement and the CILCO Fuel Services Agreement?

A. Yes. The Commission should approve these two agreements because they will benefit CILCO and because they will ensure that costs are fairly allocated to CILCO based on the services that Ameren Services and Ameren Fuels renders to it.

Q. What will the effect of the Reorganization be on any existing CILCO service agreements?

A. The existing CILCO-CIGI agreement will remain in effect to the extent that it is not inconsistent with the CILCO Services Agreement.

Q. Does this conclude your testimony?

A. Yes, it does.

Applicants' Ex. 3.0 D

ILLINOIS COMMERCE COMMISSION

DOCKET NO. _______

DIRECT TESTIMONY

OF

CRAIG D. NELSON

Submitted On Behalf

Of

AMEREN CORPORATION

June 19, 2002

ILLINOIS COMMERCE COMMISSION

DOCKET NO. _______

DIRECT TESTIMONY

OF

CRAIG D. NELSON

I. INTRODUCTION

Q. Please state your name and business address.

A. My name is Craig D. Nelson. My business address is One Ameren Plaza, 1901 Chouteau Avenue, St. Louis, Missouri 63166.

Q. What is your relationship to the Applicants in this case?

A. I am Vice President - Corporate Planning of Ameren Services Company ("Ameren Services").

Q. Please describe Ameren Services.

A. Ameren Services is a subsidiary of Ameren Corporation which provides various administrative and technical support services for its parent and other subsidiaries including Union Electric Company doing business as AmerenUE ("AmerenUE") and Central Illinois Public Service Company doing business as AmerenCIPS ("AmerenCIPS"). Ameren Services was formed in connection with the December 1997 merger of Union Electric and CIPSCO Incorporated.

Q. Please describe your educational background.

A. I earned a bachelor's degree in accounting in 1977, graduating with highest honors, and a master's in business administration in 1984. Both degrees were

awarded by Southern Illinois University - Edwardsville, Ill. I am a Certified Public Accountant.

Q. **Please describe your qualifications.**

A. I worked for Arthur Andersen & Co. from 1977 to 1979, when I joined Central Illinois Public Service Company as a Tax Accountant. In 1979 I was promoted to Income Tax Supervisor. I served in various tax and accounting positions until 1985 when I was appointed Assistant Treasurer. In 1989, I became Treasurer and Assistant Secretary, a position I held for seven years. In 1996, I was elected Vice President of Corporate Services. After Union Electric and CIPSCO merged, I was named Vice President, Merger Coordination for Ameren Services effective December 31, 1997. In 1998, I assumed the additional responsibility of Vice President of Regulatory Planning. Effective June 1, 1999, I was appointed to my current position - Vice President, Corporate Planning.

Q. **Please describe your duties and responsibilities as Vice President, Corporate Planing.**

A. My duties and responsibilities include strategic and business planning, corporate development, corporate analysis, rate engineering and regulatory functions.

Q. **What is the purpose of your testimony?**

A. The purpose of my testimony is to present and explain various aspects of the integration of Central Illinois Light Company ("CILCO") into the Ameren system. Specifically, I will discuss how Ameren intends to structure CILCO's post-closing operations, and how Ameren expects to hold the line on CILCO's

rates while undertaking the service enhancements described by Mr. Thomas Voss in his direct testimony.

II. POST-CLOSING OPERATIONS

Q. How does Ameren intend to structure CILCO's operations subsequent to the closing?

A. As discussed by Mr. Gary Rainwater in his direct testimony, at the closing of the transaction, CILCO's parent, CILCORP, will become a wholly-owned subsidiary of Ameren. Thus, Ameren will become the indirect owner of CILCO, and CILCO will do business as AmerenCILCO. Ameren does not intend to eliminate CILCORP at the time of the Reorganization or at any time in the near future. At the same time, we do not intend to expand CILCORP's existing business lines. We do not believe that the continued existence of CILCORP will have any meaningful or measurable impact on CILCO's operations.

Q. Will CILCO continue to exist as a separate provider with its own tariffs?

A. Yes. Subsequent to the closing, CILCO will continue to operate as a separate company, with its own headquarters in Peoria, and will not be merged into either of the two existing Ameren utilities. CILCO will continue to have tariffs separate from AmerenCIPS' and AmerenUE's tariffs, applicable to bundled electric service, electric delivery service and gas service provided within CILCO's existing service territory. Ameren does not seek approval to eliminate CILCO as a company or to alter CILCO's rate areas, service offerings or tariffs in any respect. Accordingly, unless and until otherwise authorized by this Commission, CILCO will maintain its own rate schedules.

Q. **What services will CILCO provide after closing?**

A. Assuming that the transfer of CILCO's generation function to CIGI is effected, Ameren intends to operate CILCO as an electric and gas distribution company, with virtually no generation function and no wholesale or retail marketing function whatsoever. CILCO will continue to offer generation service to bundled electric service customers as long as, and to the extent that, it is required to do so by law.

Q. **What will happen to CILCO's generation and wholesale and retail marketing functions?**

A. CILCO owns and/or operates nearly 1,200 MW of electric generating capacity. In addition, CILCO has a retail marketing division which markets electric power and energy to retail customers both on the CILCO system and elsewhere in Illinois. CILCO also has one wholesale supply contract, which expires in 2004. Ameren anticipates that, prior to closing, CILCO will complete the restructuring of its generating operations that the Commission approved in Docket No. 02-140/02-0153 (consolidated). Specifically, prior to closing of the Ameren-CILCORP transaction, CILCO intends to transfer ownership of the Duck Creek and Edwards Power Stations and the Sterling Ave. peaking units to a wholly owned, but unregulated subsidiary, Central Illinois Generation Inc. ("CIGI"). CILCO will retain ownership and/or control only 16 small distributed generation units, with an aggregate capacity of 50 MW, which are located largely at substations, as well as the 10 MW Indian Trails co-generation plant. Then, after closing, CILCO's retail marketing business will be transferred to Ameren Energy Marketing Company

("AEM"), where Ameren's existing retail marketing business resides. The business to be transferred to AEM will include CILCO employees, off-system retail customer contracts and the associated energy supply. The employees conducting this retail marketing business will continue to be located in Peoria, and will be in a separate unit of AEM. Also, as I discuss below, CILCO's present wholesale trading operations will be the responsibility of a different affiliate. As a result of these moves, CILCO will operate principally as an energy delivery company, with limited peaking capacity. In this regard, AmerenCILCO will look much like AmerenCIPS, which is also a delivery-only company.

Q. After the transaction, how will CILCO operate under the Commission's standards of conduct?

A. After the transaction closes, CILCO intends to seek authority to operate as an Integrated Distribution Company ("IDC") under Part 452 of the Commission Rules. CILCO recently filed an implementation plan to operate as a Functionally Separated Utility ("FSU"). Under legislation awaiting the governor's signature, a utility that experiences a change in control may change from FSU to IDC status by filing a revised implementation plan. If the legislation is signed and the Reorganization is approved, CILCO intends to file a revised implementation plan to operate as an IDC. In the event the legislation does not become law, CILCO is seeking from the Commission in this docket a waiver of the Commission's standards of conduct to allow CILCO to operate as an IDC after the Reorganization. We believe that such a waiver would be appropriate in light of the transfer of CILCO generation and marketing functions to affiliates.

Q. Why does Ameren wish to transfer the retail marketing operations to AEM?

A. As I mentioned, Ameren intends to operate CILCO as an electric and gas energy delivery company, with virtually no generation function and no marketing function. The transfer of the marketing business will help bring CILCO into conformity with Ameren's philosophy for the operation of electric utilities in Illinois in compliance with the standards of conduct under Part 452 of the Commission Rules. The transfer will provide a smooth transition for the affected customers because the new business unit will use the same employees, processes and systems to continue to provide reliable electric supply service under existing contracts.

Q. How does Ameren intend to structure CIGI's operations subsequent to closing?

A. As I mentioned above, Ameren expects that prior to closing CILCO will complete the restructuring of its generating operations into CIGI. CIGI will own and operate the power plants. CILCO's generation employees will become CIGI employees. CIGI will enter into a full requirements, load-following, power supply agreement ("PSA") with CILCO to supply CILCO's energy needs through December 31, 2004. In light of the recently enacted legislation that extends the rate freeze two years if Ameren completes the acquisition of CILCORP, Ameren anticipates that CILCO and CIGI will file a request with FERC to extend the PSA, on its existing terms, until December 31, 2006. After that date, CILCO's energy would be secured from sources in the competitive wholesale electricity market, which could include CIGI or AEM. After closing of the Reorganization,

the CILCO energy trading function will transfer to Ameren Energy Resources ("AER"); that function will provide trading services for CIGI and arrange supply for AEM's retail business. The employees conducting the trading will continue to be located in Peoria, and will be a separate unit of AER.

Q. Will Ameren Services provide services to CILCO and CIGI?

A. Yes, Ameren Services will provide services to CILCO and CIGI through the terms of a Services Agreement that is discussed in the testimony of Mr. Warner Baxter.

Q. What other post-closing changes in operations are anticipated?

A. CILCO will continue to operate as a separate utility based in Peoria with its existing field operations. The transaction will have a positive effect on field operations due to planned performance improvements and enhancements, as explained in detail in the testimony of Mr. Voss.

Q. Do the Ameren and CILCO service territories overlap?

A. AmerenCIPS and CILCO service territories overlap in five communities. Schedule 3.1 of my testimony shows the communities and their populations along with the common utility services provided by both Ameren and CILCO in each community.

Q. Does AEM serve retail load in CILCO's territory?

A. No.

Q. Does CILCO's retail marketing operation serve a significant level of load in Ameren's service territories?

A. No. In the AmerenCIPS service territory, CILCO is serving 258 customers with combined annual usage of approximately 53,000 MWH and a coincident peak demand of just 15 MW. This compares to an overall AmerenCIPS coincident peak of 2,115 MW.

III. RATE STABILIZATION PLAN

Q. What effect will the transaction have on CILCO's retail rates?

A. As Mr. Voss explains, Ameren intends to enhance the performance of the CILCO system, which will involve the provision of enhanced support and may involve additional capital investment and expenses associated with new or enhanced systems, facilities and other resources. Notwithstanding this undertaking, there will be no near term effect on CILCO's rates. Ameren believes that sufficient savings exist that will allow it to hold the line on CILCO's rates, while absorbing the costs related to service improvements and costs associated with integrating CILCO into Ameren.

Q. Please describe the savings.

A. We believe Ameren can provide savings in the energy delivery business through purchasing economies, elimination of duplicate energy delivery services and limited staff reductions. For the energy delivery function, Ameren's ongoing pre-tax net savings are estimated to range from \$0.5 to \$3.2 million per year. More than one-half of these net saving are related to CILCO's electric transmission and distribution business. Schedule 2 of my testimony identifies the projected savings and costs that would directly impact CILCO's financial statements.

Q. Are there other projected savings, in addition to those identified for energy delivery, which would impact CILCO's financial statements?

A. Yes. We believe Ameren can provide additional savings through administrative and corporate purchasing economies, elimination of duplicate administrative and corporate services, and limited staff reductions. While these savings are more difficult to predict, one purpose of the rate stabilization proposal is to place the risk that such savings do not materialize on Ameren. We are confident that they will, and that they will be sufficient to obviate any near term need for rate relief that would otherwise be required for service enhancements that Ameren believes are appropriate. The specific level of such savings that would be reflected in the CILCO cost of service is, in part, a function of the specific bases on which costs are allocated to CILCO. Mr. Baxter discusses the bases for cost allocation in his testimony.

Q. Please describe the costs that will be required to integrate CILCO into Ameren.

A. We estimate that approximately $25 million in one-time transition expenses, along with about $14 million of capital transition expenditures will be incurred by CILCO (or Ameren) through 2006 to produce these savings. These expenditures are required principally to enable CILCO to utilize Ameren's systems and to pay for relocation and severance costs and facilities integration, as shown on Schedule 2. Additionally, approximately $18 million of capital improvements to both Ameren's and CILCO's transmission systems are being proposed to enhance power flows in central Illinois ($10 million for AmerenCIPS and $8 million for

CILCO). Depreciation expense related to CILCO's capital expenditures is included on Schedule 2.

Q. **Are there additional costs incurred by Ameren to effectuate the transaction?**

A. Yes. In addition, there will be approximately $14 million of transaction expenditures. These costs include investment banking costs, legal and accounting costs, and other consulting costs. These costs will not be reflected on CILCO's financial statements and, therefore, will not impact the cost of service at CILCO.

Q. **Are there any direct savings for customers?**

A. Ameren and CILCO natural gas customers are expected to benefit from lower cost gas supply, due to increased scale/buying power in gas purchasing, integration of pipeline transportation and storage agreements, and optimization of the gas storage and delivery assets. Any savings from the combined gas supply resources would flow through the PGA mechanism to customers.

Q. **How does Ameren propose to reflect the savings and costs in the cost of service?**

A. As Mr. Rainwater explains, CILCO is committing to electric and gas rate freezes. Savings for the electric and gas distribution businesses will be reflected in the cost of service in any base rate case subsequent to the rate freeze, as will the costs associated with any service enhancements. In addition, depreciation and/or amortization from capitalized transition expenditures will be reflected in the cost of service in any base rate case subsequent to the rate freeze. However, one-time transition expenses incurred during the rate freeze will not affect cost of service

subsequent to the rate freeze. Gas supply related savings would flow through the PGA mechanism immediately.

Q. Does this conclude your testimony?

A. Yes, it does.

Schedule 3.1

Areas Where CIPS and CILCO Overlap

Town	CILCO Gas	CILCO Elec.	CIPS Gas	CIPS Elec.
Fairview (510)		X	X	X
Manito (1,711)	X	X		X
Mapleton (227)	X	X		X
Tuscola (4,155)	X		X	X
Villa Grove (2,734)	X			X

Note: **Numbers were taken from 2000 Census data and reflect only the population, not the customer count.**

Schedule 3.2

Projected Savings and Costs

($000, pre-tax)

Ongoing Savings and Costs		2003 (full-year)	2004	2005	2006
Energy Delivery Direct Labor Savings		**$3,983**	**$4,103**	**$4,226**	**$4,352**
number of positions reduced	52	preliminary estimate			
average fully loaded rate in 2001	$72,200	estimated - includes salaries and benefits			
escalation factor	3%				
Energy Delivery Direct Non-Labor Savings		**$3,612**	**$3,721**	**$3,832**	**$3,947**
non-labor savings in 2001 ($000)	$3,405	estimated purchasing economies, duplicate services			
escalation factor	3%				
Energy Delivery Cost Increases					
depreciation of capitalized transition expenditures ($13.6M)*		($681)	($2,044)	($2,726)	($2,726)
depreciation of transmission system upgrades ($8M)**		(67)	(200)	(267)	(267)
depreciation of other capitalized improvements***		(155)	(467)	(782)	(1,101)
O&M allowance for other improvements		(3,500)	(3,553)	(3,606)	(3,660)
		($4,403)	**($6,264)**	**($7,381)**	**($7,754)**
Ongoing Energy Delivery Savings ($000, pre-tax)		**$3,192**	**$1,559**	**$677**	**$546**

One-Time Transition Expenses ($25M)

		2003	2004	2005	2006
severance, separation and relocation costs		($4,801)	($4,801)	$0	$0
facilities integration, systems coordination, communications		(7,816)	(7,816)	0	0
		($12,617)	**($12,617)**	**$0**	**$0**

* $13.6M capital transition expenditures for IT systems ($6.8M in 2003, $6.8M in 2004). Depreciated using 5 year life, 1/2 year convention in the first year.

** Represents the depreciation of $8M of capital expenditures for transmission upgrades ($4M in 2003, $4M in 2004). The other $10M of transmission upgrades are at CIPS. Depreciated using 30 year life, 1/2 year convention in the first year.

*** $4.3M/yr annual capital expenditures for other improvements, escalated approximately 1.5% annually. Depreciated as approximately 75% - 30 year life, 25% - 5 year life, 1/2 year convention in the first year.

Schedule 3.1

Areas Where CIPS and CILCO Overlap

Town	CILCO Gas	CILCO Elec.	CIPS Gas	CIPS Elec.
Fairview (510)		X	X	X
Manito (1,711)	X	X		X
Mapleton (227)	X	X		X
Tuscola (4,155)	X		X	X
Villa Grove (2,734)	X			X

Note: Numbers were taken from 2000 Census data and reflect only the population, not the customer count.

Schedule 3.2

Projected Savings and Costs

($000, pre-tax)

Ongoing Savings and Costs		2003 (full-year)	2004	2005	2006
Energy Delivery Direct Labor Savings		**$3,983**	**$4,103**	**$4,226**	**$4,352**
number of positions reduced	52	preliminary estimate			
average fully loaded rate in 2001	$72,200	estimated - includes salaries and benefits			
escalation factor	3%				
Energy Delivery Direct Non-Labor Savings		**$3,612**	**$3,721**	**$3,832**	**$3,947**
non-labor savings in 2001 ($000)	$3,405	*estimated purchasing economies, duplicate services*			
escalation factor	3%				
Energy Delivery Cost Increases					
depreciation of capitalized transition expenditures ($13.6M)*		($681)	($2,044)	($2,726)	($2,726)
depreciation of transmission system upgrades ($8M)**		(67)	(200)	(267)	(267)
depreciation of other capitalized improvements***		(155)	(467)	(782)	(1,101)
O&M allowance for other improvements		(3,500)	(3,553)	(3,606)	(3,660)
		($4,403)	**($6,264)**	**($7,381)**	**($7,754)**
Ongoing Energy Delivery Savings ($000, pre-tax)		**$3,192**	**$1,559**	**$677**	**$546**

One-Time Transition Expenses ($25M)

	2003	2004	2005	2006
severance, separation and relocation costs	($4,801)	($4,801)	$0	$0
facilities integration, systems coordination, communications	(7,816)	(7,816)	0	0
	($12,617)	**($12,617)**	**$0**	**$0**

* $13.6M capital transition expenditures for IT systems ($6.8M in 2003, $6.8M in 2004). Depreciated using 5 year life, 1/2 year convention in the first year.

** Represents the depreciation of $8M of capital expenditures for transmission upgrades ($4M in 2003, $4M in 2004). The other $10M of transmission upgrades are at CIPS. Depreciated using 30 year life, 1/2 year convention in the first year.

*** $4.3M/yr annual capital expenditures for other improvements, escalated approximately 1.5% annually. Depreciated as approximately 75% - 30 year life, 25% - 5 year life, 1/2 year convention in the first year.

Schedule 3.2

Projected Savings and Costs

($000, pre-tax)

Ongoing Savings and Costs		2003 (full-year)	2004	2005	2006
Energy Delivery Direct Labor Savings		**$3,983**	**$4,103**	**$4,226**	**$4,352**
number of positions reduced	52	*preliminary estimate*			
average fully loaded rate in 2001	$72,200	estimated - includes salaries and benefits			
escalation factor	3%				
Energy Delivery Direct Non-Labor Savings		**$3,612**	**$3,721**	**$3,832**	**$3,947**
non-labor savings in 2001 ($000)	$3,405	estimated purchasing economies, duplicate services			
escalation factor	3%				
Energy Delivery Cost Increases					
depreciation of capitalized transition expenditures ($13.6M)*		($681)	($2,044)	($2,726)	($2,726)
depreciation of transmission system upgrades ($8M)**		(67)	(200)	(267)	(267)
depreciation of other capitalized improvements***		(155)	(467)	(782)	(1,101)
O&M allowance for other improvements		(3,500)	(3,553)	(3,606)	(3,660)
		($4,403)	**($6,264)**	**($7,381)**	**($7,754)**
Ongoing Energy Delivery Savings ($000, pre-tax)		**$3,192**	**$1,559**	**$677**	**$546**

One-Time Transition Expenses ($25M)

	2003	2004	2005	2006
severance, separation and relocation costs	($4,801)	($4,801)	$0	$0
facilities integration, systems coordination, communications	(7,816)	(7,816)	0	0
	($12,617)	**($12,617)**	**$0**	**$0**

* $13.6M capital transition expenditures for IT systems ($6.8M in 2003, $6.8M in 2004). Depreciated using 5 year life, 1/2 year convention in the first year.

** Represents the depreciation of $8M of capital expenditures for transmission upgrades ($4M in 2003, $4M in 2004). The other $10M of transmission upgrades are at CIPS. Depreciated using 30 year life, 1/2 year convention in the first year.

*** $4.3M/yr annual capital expenditures for other improvements, escalated approximately 1.5% annually. Depreciated as approximately 75% - 30 year life, 25% - 5 year life, 1/2 year convention in the first year.

E

Applicants' Ex. 4.0

ILLINOIS COMMERCE COMMISSION

DOCKET NO. _______

DIRECT TESTIMONY

OF

THOMAS VOSS

Submitted On Behalf

Of

AMEREN CORPORATION

June 19, 2002

ILLINOIS COMMERCE COMMISSION

DOCKET NO. _______

DIRECT TESTIMONY

OF

THOMAS VOSS

I. INTRODUCTION

Q. Please state your name and business address.

A. Thomas Voss, One Ameren Plaza, 1901 Chouteau Avenue, St. Louis, Missouri 63166.

Q. By whom are you employed?

A. I am employed by Ameren Services Company as Senior Vice President - Energy Delivery. I have held that position since June 1999.

Q. What are your responsibilities in that position?

A. As Senior Vice President - Energy Delivery, I am responsible for the design, construction, operation and maintenance of the electric and gas distribution systems of Union Electric Company (d/b/a AmerenUE) and Central Illinois Public Service Company (d/b/a AmerenCIPS), the utility operating subsidiaries of Ameren Corporation (Ameren). I am also responsible for all "customer care" activities, such as Customer Billing, Call Center Operations, Credit and Collection, and Business Development.

Q. Please provide your educational and employment background.

A. I graduated in 1969 with a Bachelor of Science in Electrical Engineering from the University of Missouri - Rolla. In addition, I am a graduate of the University of Michigan's Public Utility Executive Program and the Westinghouse Advanced Power Systems School in Pittsburgh. In 2001, the University of Missouri - Rolla awarded me with an honorary Professional Degree in Electrical Engineering. I am a registered professional engineer in Missouri and Illinois. I also hold an electrical contractor's license in St. Louis City and County and have been a member of the Institute of Electrical and Electronic Engineers for over 36 years.

I began my career with Union Electric in 1969 as a student engineer. After four years as an officer in the United States Air Force, I returned to Union Electric as an assistant engineer. From 1975-1987, I held a series of positions including engineer, staff engineer, superintendent and finally district manager. In 1988, I was named Manager of Distribution Operating. In July 1998, I was named Vice President Regional Operations - AmerenCIPS. In June of 1999, I was named Senior Vice President - Energy Delivery of Ameren Services Company.

During my career, I have had the responsibility for establishing the Network Meter Reading system in the St. Louis metropolitan area and have managed system-wide metering, forestry (i.e. tree trimming and other vegetation management activities) and dispatching. I also was responsible for introducing state-of-the-art outage analysis and supervisory control and data acquisition systems.

Q. What is the purpose of your testimony?

A. The purpose of my testimony is to explain how the reliability of the electric and gas service provided by Central Illinois Light Company (CILCO) will be affected by CILCO's integration into the Ameren system. In particular, I will explain Ameren's commitment to quality utility service and discuss the steps that Ameren has taken to enhance the quality of the service provided by AmerenCIPS and AmerenUE (jointly, the Ameren Utilities) in Illinois. I will also describe the steps that Ameren is prepared to take to ensure that the service to CILCO's customers is not adversely affected by the sale of CILCORP to Ameren, and how Ameren expects to enhance the quality of that service.

In summary, based on Ameren's commitment to high quality utility service, its experience and its resources, I will show that the quality of service to CILCO's gas and electric customers will be enhanced by Ameren's acquisition of CILCORP.

II. AMEREN'S COMMITMENT TO QUALITY SERVICE

Q. Please describe Ameren's commitment to high quality utility service.

A. The Ameren Utilities strive to provide high quality, efficient utility service to their customers. Ameren's Energy Delivery business line implements this commitment across all relevant activities of the Ameren Utilities. Ameren's Energy Delivery business line comprises a group of businesses that deliver electric power and natural gas to retail end-use customers, municipal utility systems and to rural electric cooperative systems. The following areas comprise the Energy Delivery business line: electric distribution and transmission; gas

operations; customer call center; safety and training; metering and fleet management, as well as business development.

The Energy Delivery mission is to focus on the effectiveness with which we serve our customers, to operate our delivery systems efficiently, to provide services our customers value and to be committed to the customers and the communities we serve.

Q. What steps have the Ameren Utilities taken to assure that the service they provide meets their customers' expectations?

A. We have established business lines that group together functions that have related responsibilities and objectives. The business line concept is designed to achieve greater coordination and focus, while more effectively managing corporate resources and customer relationships. The performance of each business line is closely monitored on the basis of its "quarterly scorecard" to determine how well its goals have been met. Our Energy Delivery organization uses a balanced scorecard to monitor critical areas of the delivery and customer care areas. Employees can receive bonus compensation for improving customer service, reliability, billing accuracy, and safety. Scorecard measures include customer satisfaction, reliability performance, employee safety and training and financial criteria. Only 25% of the scorecard is based on financial criteria, primarily consisting of our efforts to control costs in a prudent manner. Performance is measured and compensation is tied to achieving performance goals. The bottom

line is that customer satisfaction and reliability performance are significant components of our success measures and as such are given a high priority in every decision made.

Q. Have the Ameren Utilities been successful in this regard?

A. Yes. I believe our track record for reliability and customer satisfaction proves my point. According to year 2000 reliability reports filed by Illinois electric utilities, the Illinois Commerce Commission (ICC or Commission) lists AmerenCIPS as having the highest ranking in the state for reliability. Also, in a related customer opinion survey, AmerenCIPS had the top rankings in every category for its electric service. Through this survey instrument, customers were asked to rate utilities in terms of reliability, service restoration, system maintenance and general electric service. AmerenCIPS also has achieved top marks in recent months in its measures of response time for gas leak calls and in maintaining its gas system infrastructure. I would also note that Ameren is introducing a new work process and scheduling program throughout all its service territories. Central to this process is our effort to focus on the date the customer needs service from Ameren. If work forecasts show a problem in meeting future customer required dates, additional resources are provided.

III. AMEREN'S UTILITY EXPERIENCE

A. Overall Experience Providing Utility Service

Q. Please discuss the experience of the Ameren Utilities in providing electric and gas utility service to the public in Illinois.

A. The Ameren Utilities each have 100 years worth of experience in providing gas and electric utility service in Illinois. AmerenCIPS has been providing gas and electric service in Illinois since 1902, and AmerenUE has also been providing such service since 1902. Over the last hundred years, the Ameren Utilities have served diverse service areas ranging from smaller towns in Illinois, such as Petersburg, Norris or Glasford, to large metropolitan areas with a population of several million, such as St. Louis, Missouri.

Over that time, our companies have dealt with many kinds of service issues, ranging from the catastrophic (e.g. ice storms and tornadoes) to the commonplace (e.g. connecting new customers, responding to customer inquiries). We will therefore be able to apply our utility experience to quickly integrate CILCO into the Ameren family and ensure a smooth transition for CILCO's customers.

Our workforce consists of employees with various kinds of professional knowledge that has developed and accumulated over time. Our core business is providing gas and electric service to the public in Illinois and in Missouri, and we intend to remain in these businesses for the long term. As a result, we will make our workforce available on a long-term basis to apply our experience for the benefit of CILCO's customers.

B. <u>Gas Related Experience</u>

Q. Please discuss the experience of the Ameren Utilities with regard to procuring gas supplies for their utility customers.

A. Ameren has a sophisticated and well-managed Natural Gas Supply and Transportation Department comprised of gas industry professionals with diverse backgrounds from various interstate and intrastate pipelines, local distribution companies and gas marketing companies. Ameren's gas supply department successfully integrated the gas supply function of CIPS following the 1998 merger between Union Electric Company and CIPS, and in recent years it has expanded its acquisition of gas supplies and transportation capacity used for electric generation by Ameren. These developments have significantly enhanced Ameren's market presence as a purchaser of natural gas supplies and transportation capacity to the benefit of all of its customers.

Since CILCO obtains natural gas service using most of the same interstate pipelines that Ameren currently uses, integrating the gas supply functions of both companies should not pose any significant problems. Moreover, combining the two gas supply functions will further enhance Ameren's market presence, to the benefit of both Ameren's and CILCO's customers.

Q. Has Ameren's gas supply department been successful in managing gas supply costs during recent periods of volatile gas prices?

A. Yes. The Ameren Utilities were among the first gas utilities in Illinois to utilize natural gas price hedging instruments to levelize costs and insulate customers from severe price spikes. As a consequence, when gas prices spiked above $10 per MMBtu in the winter of 2000-2001, Ameren's customers enjoyed some of the lowest gas prices in Illinois, and, in fact, in the entire Midwest.

Q. Has Ameren provided the Commission with adequate support for the decisions it has made regarding gas supply and transportation during the course of its annual PGA audits?

A. Yes. Ameren's gas supply department has developed a good working relationship with the Commission Staff during its annual PGA audits. We have provided the Staff with well-documented processes and strategies that appear to be in all respects satisfactory to the Staff. In recent years the Staff has not proposed adjustments in our annual PGA proceedings, and has been satisfied with the management and documentation of Ameren's gas supply function. Ameren expects to maintain these same high standards of gas supply management and documentation following the integration of CILCO's gas supply function.

Q. Please discuss the compliance of the Ameren Utilities with gas pipeline safety related rules and regulations.

A. To ensure the reliability, integrity and safety of a gas pipeline system, pipeline safety regulations require gas utilities to regularly inspect and maintain system components. The Ameren Utilities comply with both the letter and spirit of these regulations by giving pipeline safety code compliance high priority within the various work groups and ensuring a continuous management focus by including this activity on Energy Delivery's balanced scorecard.

An index representing the composite results of all pipeline safety activities is calculated monthly for reporting on the scorecard. For the most recent six month period, Ameren has achieved a score of 100 for its gas performance index, meaning that all of the various inspections, surveys and other activities associated

with code compliance -- more than 20,000 separate jobs -- have been performed on time and in accordance with the regulations.

C. Electric Related Experience

Q. Please discuss Ameren's experience in providing electric utility service.

A. Ameren for the last 100 years has been planning, constructing, maintaining, and operating its electrical systems in a successful and professional manner. Continuous future system planning, coordinated field engineering and construction, aggressive application of operating technologies, along with career professional employees have been keys to this success. In particular, Ameren's advanced planning efforts have kept equipment from being overloaded. Ameren's field engineering and construction practices have focused on customer needs with timely actions on new services, upgrades to service, or relocations due to community needs. Ameren's operating systems have provided real time data for safe, reliable delivery of power. Also, of course, career professional utility engineers, managers, line workers, gas workers, and customer service personnel have brought this all together in an efficient and effective operation.

IV. AMEREN'S UTILITY RELATED RESOURCES

Q. Please discuss the resources that Ameren has available for providing utility service to CILCO's customers.

A. As discussed below, we bring a multitude of resources that will benefit CILCO's customers. In addition to the utility experience which I previously described, these resources include highly trained employees, available gas and electric related equipment, highly sophisticated and automated information systems, and

also proximity to CILCO's service areas to allow for quick and responsive service as circumstances require. Each of these items is discussed in turn.

A. **Highly Trained Employees**

Q. Please discuss the training programs in place for gas employees of the Ameren Utilities.

A. Ameren has a Gas Training Center located just 15 minutes south of Springfield, along State Route 104 situated on 5 acres. This 12,800 square foot center is dedicated to the training of professional craftsmen that service the needs of our 300,000 gas customers. This center focuses on natural gas training to ensure that our employees have the knowledge to perform their duties at the highest quality level.

The construction of the Gas Training Center was completed in March of 1996. This multifaceted center consists of a computer application training room, gas apprentice training room, appliance light up and safe operations room, meeting rooms and a lunchroom. The center also accommodates a fully functional steel welding training and qualification area and an operator qualification simulation shop. Additionally, there is unlimited exterior space to perform training on excavation and shoring equipment, fire and emergency response, cathodic protection and power tool safety. There is a gas residential area with 10 separate structures that simulate a small community. This area is utilized to reinforce the knowledge taught in the classroom with actual hands on application associated

with customer gas leak response, gas connects, appliance safety checks, and locating of facilities.

The dedicated staff of professionals utilize leading edge technology in delivering the highest level of gas training possible. The areas of training offered at the center are:

- Gas Apprentice
- Operator Qualification
- Welder Qualification
- Plastic Fusion
- Pressure Control
- Construction Estimating
- Gas Safety for City Firefighters
- Gas Safety Training for Linemen
- Appliance Light Up
- Emergency Response
- Customer Contact

The Gas Training Center continues to position itself on the leading edge of training by incorporating computer based, Internet, multi-media, and traditional classroom instruction. This training is reinforced with hands-on simulation and Gas Leak Investigation qualification to ensure that the workers not only have acquired the knowledge, but also have mastered the skill.

To demonstrate the effectiveness of the training, the Training Center recently completed an Ameren wide initiative to reinforce the proper procedures for handling gas emergency response. A case in point involved an emergency response that recently occurred in Robinson, Illinois. There we discovered a home with a potentially dangerous concentration of natural gas. The gas employee assessed the situation and requested emergency response personnel (fire and police) to provide for the safe evacuation of structures and electric serviceman to eliminate potential ignition sources. These clear and definitive actions ensured the safety of the community by diffusing a possible ignition and explosion of natural gas in a structure.

The Ameren Gas Training Center staff provides the same dedication and commitment to ensure continued quality training for a knowledgeable and skilled work force for all Ameren employees including future Ameren CILCO employees.

Q. Please discuss the training programs in place for electric employees of the Ameren Utilities.

A. The Ameren Energy Delivery Dorsett Facility is located in Maryland Heights, Missouri. Training is conducted at this location for employees of the Ameren Utilities including the following specialties: Overhead and underground line work, Substation Construction and Maintenance, and Estimating. We also provide updated and specialized training as requested by any of the Energy Delivery Operating organizations.

Our Dorsett facility consists of a large single story building with approximately 13,000 square feet of classroom, shop (lab) areas, several acres of outside training areas, lunchroom and staff offices. The Training Center includes:

- A graveled area set up for CDL (Commercial Driver License) training.
- Four different fully equipped pole yards for Overhead Apprentice training (two for general climbing skills training, one for Gloving Training, and one for Hot Stick Training).
- An inside shop area with space for four poles to conduct climbing training during inclement weather (this area also contains transformer and other mock-ups).
- A mock substation being erected outside next to the building.
- A mock Substation switchgear in one of the shop areas of the building to conduct substation switching training as well.
- A classroom equipped with 10 computer stations for Estimating and other training requiring computer usage.
- A classroom equipped with Electrical test equipment for AC/DC and Substation general training.

We also have a classroom available at the General Office Complex in St. Louis equipped to teach Dispatchers and line workers for all areas of Dispatching and our OAS (Outage Analysis System).

All of our Apprentice programs are performance based with classroom instruction and lab (performance activities). Since opening the Training Center in 1993 we have noticed a decline in safety problems in field operations and have had several compliments from the field operations about the quality of Journeymen being produced. We have also trained in specialized programs to change procedures, i.e. computer programs that have improved our operations in storms such as our OAS referenced above, which has been pushed out to emergency responders on Mobile Data Radios, and our Distribution Operational Job Management (DOJM) System. Both of these systems have enhanced the field operations with quality and quantity of work performed.

We believe our programs are a win - win situation for both Labor and Management. Since better trained workers are more in demand they are much more secure and confident in their work, and the Company increases production and quality by serving customers with better trained workers.

Finally, I would note that in recent National Linemen Rodeos involving electric utility employees from all over the country we have produced two first place Overhead Apprentice winners and also had two of the top ten finishers in the last two years in the Apprentice Division.

B. Electric and Gas Equipment and Resources

Q. Please discuss the utility related resources available to Ameren that could be used to benefit CILCO's gas and electric customers.

A. The Ameren operating companies are quick to respond to major disasters by mobilizing crews from parts of our service territory which are not affected by an event. Ameren has journeymen line workers, gas workers, underground cable splicers, substation mechanics, relay, meter, and communication technicians, and engineers of all disciplines who routinely respond to emergency conditions throughout our service territories.

Ameren also has spare large substation and generator transformers along with spare distribution transformers, poles, and towers. This together with spare cranes, tractors, and bucket trucks allow for timely and efficient replacement of critical facilities in emergencies. This manpower and equipment could be as close as Macomb, Mattoon, Beardstown, Cahokia, or St. Louis.

Q. Please discuss the gas related resources that would be made available to CILCO's gas customers.

A. Since much of the infrastructure is underground and generally not susceptible to storm damage, gas utility service is extremely reliable. Although outages affecting large numbers of customers are rare, their impact can be very significant, even life threatening during severely cold weather.

Outages to a gas system occur when the normal distribution pressure in the pipeline system is lost. This can result from the pipeline being accidentally severed, or from an equipment malfunction or a loss of supply from the source. Restoring service after a gas outage is a time consuming, arduous process as each

meter at each home or business must be physically turned off, the system purged of air, each meter turned back on, and each appliance re-lit. Days, even weeks, can be involved in restoring service to a mid size city. The amount of human resources immediately available to assist is critical to minimizing restoration time.

Combining CILCO with Ameren will make both companies more responsive to react to such emergencies. Ameren companies have more than 200 trained and fully equipped gas workers that could be deployed if needed to deal with a major gas outage affecting CILCO. Many of these workers are within 75 miles of CILCO's service territory thus contributing to a more timely response to the emergency. Ameren would also be able to provide dozens of gas supervisors, engineers and support personnel as well.

C. <u>Sophisticated Information Systems</u>

Q. Please discuss the automated information systems in use by the Ameren Utilities that could be used to benefit CILCO's gas and electric customers.

A. Ameren has recently implemented an advanced Customer Information System, which is configured for the deregulated market in Illinois. This system is directly linked to our field mobile data terminals and to our OAS discussed above. These systems together with an integrated Supervisory Control & Data Acquisition System allow Ameren to respond to customer concerns and problems in a very proactive manner. Our advanced Automatic Meter Reading System often reports interruptions to our office and field personnel before we receive a customer call. Our field force automation allows for the field use of digitized maps, direct access

to customer comments, and immediate updates to customer accounts. Our analysis tools pinpoint problem areas in our system while providing feedback to customer inquiries on the status of our corrective actions and allow for identification of critical loadings on our facilities. Our call center technologies allow for customers to report interruptions and receive account information through our call takers. They also allow our call takers on stand by to receive high volume calls, and they also include totally automated call handling systems. Ameren is leading the industry in the application of information systems to improve customer service.

V. <u>POST-CLOSING SERVICE QUALITY</u>

Q. After the closing, will Ameren strive to provide the same quality service to CILCO's customers that it seeks to provide to the AmerenCIPS and AmerenUE customers?

A. Yes. CILCO's customers can expect the same dedication to service that the Ameren Companies' customers have seen. While we have not yet determined the specific organizational structure that will be deployed at AmerenCILCO, I can assure that the Ameren "Energy Delivery" business line will be extended to encompass AmerenCILCO. While no decisions have yet been made on whether or how the Scorecard concept will be incorporated into the AmerenCILCO compensation plan, we will monitor AmerenCILCO's progress with regard to all of the measures identified previously. Our goal is to provide quality service to CILCO's customers that will earn high marks for reliability and customer satisfaction.

Q. What steps is Ameren prepared to take to assure that CILCO's customers receive quality service?

A. Ameren, with the assistance of CILCO's management team, will examine all of the current practices and policies used to service CILCO's customers. It is likely that some will be deemed to be "best practices," that Ameren would be unable to improve. However, it is also likely that we will identify practices or policies that can be improved upon based on Ameren's service experience. Here Ameren would see to it that those measures be put into effect. As previously discussed, quality customer service and reliability is not accomplished without having adequate methods in place to measure performance. We will continually measure performance as we do now with AmerenCIPS and AmerenUE. Ameren has made substantial investments in terms of time and money to develop a number of systems to aid in operations and used for monitoring performance. We intend to implement those systems as quickly after closing as is practical.

Q. Will the acquisition adversely affect CILCO's ability to provide safe, reliable and efficient utility service?

A. No. As I have explained, Ameren believes that through its acquisition of CILCO, programs and systems can be implemented that will actually enhance CILCO's ability to provide safe, reliable and efficient utility service.

Q. How will AmerenCILCO take whatever steps are necessary to improve its installation and maintenance of gas and electric facilities in a timely fashion so that new homes, businesses and other facilities can be constructed in a

timely manner and existing customers can experience fewer service interruptions?

A. Ameren has achieved high marks for customer service through the use of technology, communications, training and operating policies that we expect to bring to the CILCO operations – enhancing the quality of the existing workforce and operations in a manner that will bring benefits to customers in these areas.

For example, Ameren anticipates taking the following actions after closing: Ameren intends to update CILCO's customer information system and to connect the Peoria call center to Ameren's other call centers so that in times of emergency we have a greater capacity to handle customer calls resulting in lower wait time on the phones and faster service.

Ameren intends to make its extensive gas and electric training facilities available to CILCO employees to improve their technical skills.

Ameren intends to apply to CILCO its Gas Code Compliance System to assure greater system reliability and quality assurance in the gas area.

Ameren intends to introduce to CILCO its suite of highly sophisticated outage analysis tools (Supervisory Control and Data Acquisition, Outage Analysis, AM/FM Digital Mapping, Mobile Data, Transformer Load Management, and possibly Network Meter Reading). These tools allow Ameren to respond quickly

to emergency situations, to identify problem areas in need of improvements, and to provide customers updated outage restoration times directly from field emergency responders. This system also provides customers information on why outages occur, and what Ameren is doing about preventing them in the future.

In addition, Ameren intends to provide significant equipment, human, and financial resources to respond to emergency conditions in CILCO's service area. Highly qualified gas and electric workers will be available nearby in Canton, Macomb, or Quincy to assist. Significant critical equipment spare parts will also be only a short distance away.

These are just a few examples of how Ameren intends to apply its industry leading skills in customer service and energy delivery to the CILCO territory.

Q. Does this conclude your testimony?

A. Yes.

F

Applicants' Ex. 5.0

ILLINOIS COMMERCE COMMISSION

DOCKET NO. ________

DIRECT TESTIMONY

OF

MARK BIRK

Submitted On Behalf

Of

AMEREN CORPORATION

June 19, 2002

ILLINOIS COMMERCE COMMISSION

DOCKET 02-___

PREPARED DIRECT TESTIMONY OF

MARK BIRK

Q: Please state your name and business address.

A: Mark Birk, Ameren Services Company ("Ameren Services"), One Ameren Plaza, 1901 Chouteau Avenue, St. Louis, Missouri.

Q: What is your position with Ameren Services?

A: I am the General Manager, Energy Delivery Technical Services.

Q: Please describe your educational background and employment experience.

A: I received my B.S.E.E. from the University of Missouri-Rolla in 1986, and my M.S.E.E. from the same institution in 1991. I am a licensed engineer in the State of Missouri. I began my employment with Union Electric Company in 1986 as an assistant engineer in the nuclear function. In 1989, I transferred to the Union Electric's Meramec Power Plant, as an electrical engineer. In 1996, I transferred to Energy Supply Operations Group and became a Power Supply Supervisor. I became Manager of Energy Supply Operations in the Spring of 2000. I assumed my current position in the Fall of 2001.

Q: What is the purpose of your testimony in this proceeding?

A. The purpose of my testimony is to describe the Ameren and CILCO transmission systems, to describe post-closing transmission operations, and to discuss the transmission enhancements that will be made in connection with Ameren's assumption of control over CILCO, and how those enhancements will benefit power flows in central Illinois.

Ameren and CILCO Transmission Systems

Q. Please describe Ameren's transmission system.

A. As of December 31, 2001, AmerenUE owned an operated, or partially owned, approximately 2648 miles of transmission lines, and has interconnection arrangements with 15 investor-owned utilities and with Associated Electric Cooperative, Inc., the City of Columbia, the Southwestern Power Administration and the Tennessee Valley Authority ("TVA"). As of the same date, AmerenCIPS owned and operated approximately 1908 miles of transmission lines, and had interconnection arrangements with 10 investor-owned utilities and with TVA, Wabash Valley Power Association, City Water, Light & Power of Springfield, Illinois, Illinois Municipal Electric Agency, Indiana Municipal Power Agency, Soyland Electric Cooperative and Southern Illinois Power Cooperative. Both AmerenCIPS and AmerenUE are members of MAIN. AmerenCIPS and AmerenUE operate their systems as a single control area, subject to a single open access transmission tariff on file with the Federal Energy Regulatory Commission.

Q. Please describe CILCO's transmission system.

A. As of December 31, 2001, CILCO's transmission system included approximately 333 miles of transmission lines. CILCO has interconnection arrangements with 3 investor-owned utilities and City Water, Light & Power of Springfield, Illinois. CILCO is a member of MAIN and a transmission and a transmission owner member of the Midwest Independent System Operator, Inc. (MISO), and operates

its transmission system under the direction of MISO, pursuant to the terms of the MISO Open Access Transmission Tariff on file with the FERC.

Post-Closing Operations

Q. Will CILCO operate as part of the Ameren Utilities' control area?

A. No, it will not. While Ameren plans to integrate CILCO into the Ameren system in many respects, Ameren does not intend to alter the manner in which the existing Ameren control area is operated. Ameren UE and Ameren CIPS will continue to operate as a single control area, and Ameren UE and Ameren Energy Generating will continue to jointly dispatch their generation, just as before closing. Ameren will operate CILCO as a separate control area.

Q. Will the operation of a separate CILCO control area limit the ability to achieve synergies, economies and efficiencies?

A. No, it will not. Synergies in the operation of the CILCO system can be achieved without the establishment of a single Ameren control area.

Q. Will the presence of two control areas disadvantage transmission customers in any respect?

A. No, it will not, due to the regional transmission organization ("RTO") plans of the companies involved.

Q. Please discuss Ameren's RTO membership plans.

A. On May 28, 2002 Ameren CIPS and Ameren UE informed the FERC that they intend to participate in the Midwest ISO, either as transmission owners or as members of an independent transmission company ("ITC") that is itself a member of the Midwest ISO.

Q. What are CILCO's RTO membership arrangements?

A. CILCO is already a member of the Midwest ISO. There are no plans to change CILCO's participation in the Midwest ISO after the transaction closes.

Q. Will transmission customers moving power between Ameren and CILCO be subject to multiple rates?

A. No. Because the existing Ameren Utilities and CILCO all will be members of the same RTO, customers will pay a single charge to move power between the control areas of the Ameren Utilities and CILCO. This will be true irrespective of whether the existing Ameren Utilities participate in Midwest ISO as transmission owners or as members of an ITC.

<u>Transmission Projects</u>

Q. Please describe the transmission projects that the Applicants intend to undertake.

A. Ameren is committed to several transmission system upgrades that will allow increased power flows in and around the area covered by its transmission system. These projects are as follows:

1. Upgrade terminal equipment at Ameren's East-West Frankfort Substation. This project is estimated to take six months. It will improve power flows into Ameren, principally from the East.

2. Upgrade terminal equipment at IP's Baldwin Substation. This project also should take about six months to complete, and will improve power flows from the East.

3. Build/advance a new 138kV connection with Springfield City, Water Light & Power ("CWLP") between the Pawnee and Toronto Road Substations. This project will take almost 18 months and will improve power flows into CWLP.

4. Replace the Pawnee 345/138kV transformer with a 560 MVA unit. This project will also take 18 months and will also improve flows into CWLP.

5. Rebuild approximately 50 miles of 138kV line between the East Springfield and Tazewell Substations. This project will take almost 24 months, and will increase the simultaneous first contingency incremental transfer capability into CILCO.

Q. What is the estimated cost of the projects?

A. Approximately $18 million total for all of the projects listed above.

Q. How will these projects affect power flows in central Illinois?

A. The projects that have been identified would typically be classified as local area upgrades. Local area constraints are often the cause of congestion and the elimination of such constraints can lead to significant increases in transfer capability. The projects identified will allow for greater utilization of the existing transmission capacity.

Q. Does this conclude your testimony?

A. Yes, it does.

6

Applicants' Ex. 6.0

ILLINOIS COMMERCE COMMISSION

DOCKET NO. _______

DIRECT TESTIMONY

OF

SCOTT CISEL

Submitted On Behalf

Of

CENTRAL ILLINOIS LIGHT COMPANY

June 19, 2002

ILLINOIS COMMERCE COMMISSION

DOCKET 02-_____

PREPARED DIRECT TESTIMONY OF SCOTT CISEL

Q: Please state your name and business address.

A: My name is Scott Cisel and my business address is 300 Liberty Street, Peoria, Illinois 61602.

Q: By whom are your employed and in what position?

A: I am employed by Central Illinois Light Company, "CILCO" and I serve as a Sr. Vice President.

Q: What are your responsibilities in that position?

A: I am responsible for: customer service, regulated customer account management, competitive retail sales, sales support, gas supply procurement, electric supply procurement and wholesale electric sales, legislative and public affairs and electric provider services.

Q: What is your educational and employment background?

A: I graduated with honors from Culver-Stockton College with a Bachelor of Science Degree in Business Administration and Economics. I received a Masters degree in Liberal Studies from Bradley University.

I was initially employed by CILCO as a summer meter reader and advanced through various management positions in sales, customer services and district operations. I was appointed Manager - Commercial Office Operations in 1981, Manager – Consumer and Energy Services in 1984; Manager – Agricultural Research and Development Corporation in 1987; Manager – Rates, Sales and

Customer Service in 1988 and Director – Corporate Sales in 1993. In April 1995, I was elected as Vice President – Sales and Marketing and in November 1995, I was named Vice President – Legislative and Public Affairs. In August 1998, I was named Vice President of Sales and Marketing. In April 1999, I was named Vice President and Business Unit Leader of Sales, Marketing and Trading. In April 2001, I was named Sr. Vice President.

Q: What is the purpose of your testimony.

A: The principal purpose of this testimony is to provide information required under Section 7-204A of the Illinois Public Utilities Act (the "IPUA") and to make various commitments on behalf of CILCO. It is my understanding that Section 7-204A requires an application for approval of a reorganization to include the following information: (1) the names and corporate relationships of all companies which are affiliated interests of CILCO on the date CILCO applies for reorganization and the name of any parent or subsidiary corporation of CILCO; (2) a description of how CILCO plans to reorganize, including, if available at the time of the application (i) copies of organizational documents associated with the reorganization, including articles of incorporation or amendments to articles of the incorporation of all companies including the public utility and any affiliated interests, and (ii) copies of any filings, including securities filings, related to the reorganization made with any agency of the State of Illinois or the federal government; (3) the costs and fees attributable to the reorganization; (4) the method by which management, personnel, property, income, losses, costs and expenses will be allocated between the public utility and any affiliated interest;

(5) a copy of any proposed agreement between the public utility and any person with which it will become an affiliated interest at the time of this application; (6) an identification of all public utility assets or information in existence, such as customer lists, which the applicant plans to transfer to or permit an affiliated interest to use, which identification shall include a description of the proposed terms and conditions under which the assets or information will be transferred or used; and (7) a copy of a forecast showing the CILCO's capital requirements at the time of the proposed reorganization which includes on an annual basis for 5 years following the year of the application (i) projected capital requirements; (ii) sources of capital; (iii) the range of the projected capital structure, and (iv) the assumptions underlying the information included in the forecast.

A second purpose of this testimony is to commit CILCO to certain jurisdictional conditions discussed by Mr. Baxter.

Q: In addition to your direct testimony, are you sponsoring any other exhibits?

A: Yes, I am sponsoring the following exhibits that were prepared under my direction and control: a list of jurisdictional commitments, which accompanies my testimony as Exhibit 6.1; a list of CILCO affiliates, which is provided at Tab J to the Application; and an identification of transferred assets and information, which is provided at Tab O to the Application.

Q: Please briefly describe CILCO and its present owner.

A: CILCO was incorporated under the laws of Illinois in 1913. CILCO's principal business is the generation, transmission, distribution and sale of electric energy in

an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO furnishes electric service to over 201,000 retail customers in 136 Illinois communities and gas service to over 204,000 customers in 128 Illinois communities. CILCO is a public utility within the meaning of Section 3-105 of the IPUA. In Docket No. 02-0140/02-0153 (consolidated), the Commission entered an order approving the transfer of substantially all of CILCO's generation assets to a wholly-owned, but unregulated subsidiary, Central Illinois Generation, Inc. ("CIGI"). The Federal Energy Regulatory Commission ("FERC") has approved the transfer of CILCO's generation assets to CIGI. CILCO is awaiting FERC's approval of a power supply agreement between CIGI and CILCO, and a technical waiver related to certain minor transmission facilities to be owned by CIGI in order to close that transaction.

CILCO also has a retail marketing unit that negotiates special contracts with retail load within and outside of CILCO's service territory. Under the Commission's standards of conduct, CILCO has elected to operate as a functionally separated utility ("FSU"). The testimony of Craig D. Nelson describes how Ameren intends to have CILCO, after approval of the Reorganization, file a revised implementation plan, pursuant to authority under legislation now awaiting the Governor's signature, to operate as an Integrated Distribution Company ("IDC").

CILCORP, Inc. ("CILCORP") owns 100% of the common stock of CILCO. CILCORP was incorporated as a holding company in the state of Illinois in 1985. CILCORP is a wholly-owned subsidiary of The AES Corporation ("AES").

AES is a global power company whose primary lines of business are electricity generation and distribution. AES' electricity generation business consists of sales to non-affiliated wholesale customers (generally electric utilities, regional electric companies, or wholesale commodity markets) for further resale to end users. AES' electricity distribution business consists of direct sales to end users such as commercial, industrial, governmental and residential customers. AES' generating assets include interests in 177 facilities totaling 59 gigawatts of capacity. AES' electricity distribution network sells over 108,000 gigawatt hours per year to over 16 million end-use customers. AES acquired 100% ownership of the common stock of CILCORP in 1999.

Subsequent to the acquisition of CILCORP, AES acquired IPALCO Enterprises, Inc., another utility holding company. In a decision affirming AES's exempt status under the Public Utility Holding Company Act of 1935 ("PUHCA"), the SEC required AES to either divest its interest in CILCO or restructure, no later than March 27, 2003. AES elected to sell CILCORP to comply with the SEC's decision.

Q: Please identify the names and corporate relationships of all companies which are affiliated interests of CILCO and the name of any parent or subsidiary corporation of CILCO.

A: That information is provided at Tab J of the Application.

Q: How does CILCO plan to reorganize?

A: A description of the reorganization is provided in the testimony of Gary L. Rainwater. As noted at Tab K, no organizational documents are implicated by the Reorganization.

Q: Will Applicants provide the Commission with copies of any filings, including securities filings, relating to the reorganization that will be filed with any agency of the State of Illinois or the federal government?

A: Yes. Those filings will be provided as they are made.

Q: What are the costs and fees attributable to the reorganization?

A: The costs and fees attributable to the reorganization are described in the testimony of Mr. Nelson. A statement of costs and fees is provided at Tab L.

Q. By what method will management, personnel, property, income, losses, costs and expenses be allocated between the public utility and any affiliated interest?

A: As is more fully explained in the testimony of Warner Baxter, management, personnel, property, income, losses, costs and expenses will be allocated in accordance with the CILCO Services Agreement, which is attached at Tab N of the Application.

Q: Are there any agreements between CILCO and those entities which will become affiliated interests of CILCO after approval of the reorganization?

A: Yes. As noted earlier, CILCO will enter into the CILCO Services Agreement. CILCO will also enter into a Fuel Services Agreement with Ameren Fuels. A copy of the Fuel Services Agreement is attached at Tab N of the Application.

Q: Will the reorganization result in the transfer to or use by an affiliate of any public utility assets or information in existence, such as customer lists?

A: That information is provided at Tab O of the application.

Q: Has CILCO prepared a forecast showing its capital requirements at the time of the proposed reorganization which includes on an annual basis for 5 years following the year of the application (i) projected capital requirements; (ii) sources of capital; (iii) the range of the projected capital structure, and (iv) the assumptions underlying the information included in the forecast?

A: Yes. That information is supplied in the testimony of Brenda Freeman.

Q: Is CILCO making any jurisdictional commitments in connection with this application?

A. Yes, CILCO make the jurisdictional commitments found in Exhibit 6.1, which accompanies my testimony.

Q: Is CILCO looking forward to the closing of the acquisition?

A. Yes, for several key reasons. Ameren's business strategy is to remain focused on the core business of producing electricity and delivering both electricity and natural gas in the Midwest. This strategy is compatible with CILCO's core competencies. CILCO customers will continue to call the same numbers for

service and many of the same employees will continue to serve the customers' needs. This will provide service continuity to the benefit of our customers. CILCO's low average electric bundled rates will continue to be in place through 2006, which will provide price assurance to the customers. CILCO's electric rates are very compatible with the electric rates charged by the Ameren utilities. It is clear that Ameren and CILCO understand and embrace the importance of providing good service at reasonable rates. From the acquisition, CILCO anticipates it will realize benefits from greater economics of scale as well as the opportunity to learn from one another to achieve the best operating practices. Overall, this acquisition is good for CILCO customers, the communities that we serve and the CILCO employees.

Q: Does this conclude your testimony?

A: Yes, it does.

Appendix A

APPLICANTS' EXHIBIT 6.1

The Applicants will not object if the Commission approves the Application subject to the following two conditions:

1. Retail Rate Authority.

All contracts, agreements, tariffs or arrangements, including any amendments thereto, of any kind between Central Illinois Light Company (CILCO) and any Affiliated Interest(s), as that term is defined in the Illinois Public Utilities Act, that are required to be filed with and/or approved by the SEC pursuant to the Public Utility Holding Company Act, and/or FERC, pursuant to the Federal Power Act, as hereinafter amended, or the Natural Gas Act, as hereinafter amended, shall be conditioned upon the following without modification or alteration: Neither CILCO nor any Affiliated Interest will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Illinois Commission which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by CILCO in or as a result of a contract, tariff, agreement, arrangement or transaction with any Affiliated Interest on the basis that such expense, charge, cost or allocation has itself been filed with, accepted for filing, made effective or approved by the SEC and/or FERC or was incurred pursuant to a contract, tariff, arrangement, agreement or allocation method which was filed with, accepted for filing, made effective or approved by the SEC and/or FERC.

2. Affiliated Interest Authority.

CILCO will file with the Illinois Commission all contracts, tariffs, agreements, arrangements or transactions between CILCO and any Affiliated Interest(s) that require approval under Section 7-101 of the Illinois Public Utilities Act, irrespective of whether such contracts, tariffs, agreements, arrangements or transactions have been filed with, accepted for filing, made effective or approved by or are otherwise subject to the jurisdiction of the SEC and/or FERC. Neither CILCO nor any Affiliated Interest will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Illinois Commission under Section 7-101 of the Illinois Public Utilities Act, as hereinafter amended, which pertains to a contract, tariff, agreement, arrangement or transaction between CILCO and any Affiliated Interest on the basis that such contract, tariff, agreement, arrangement or transaction has been filed with, accepted for filing, made effective or approved, or is otherwise subject to the jurisdiction of the SEC and/or FERC.

H

Applicants' Ex. 7.0

ILLINOIS COMMERCE COMMISSION

DOCKET NO. ________

DIRECT TESTIMONY

OF

BRENDA FREEMAN

Submitted On Behalf

Of

CENTRAL ILLINOIS LIGHT COMPANY

June 19, 2002

ILLINOIS COMMERCE COMMISSION

DOCKET 02-___

PREPARED DIRECT TESTIMONY OF

BRENDA FREEMAN

Q: Please state your name and business address.

A: Brenda Freeman and my business address is 300 Liberty Street, Peoria, Illinois 61602.

Q: Ms. Freeman, by whom are you employed and in what position?

A: I am presently employed as an Investments Manager on the Finance and Administration Team of Central Illinois Light Company (CILCO).

Q: Ms. Freeman, please describe your educational background and business experience.

A: I hold a Bachelor of Science degree in Accounting and a Masters of Business Administration degree from Bradley University. I am a Certified Public Accountant. I have been employed by CILCO since 1991. My work experience at CILCO includes positions in accounting, tax, treasury, and investments and finance. I have worked on the Finance and Administration Team since 1999.

Q: What is the purpose of your testimony in this proceeding?

A: I will address the forecast required by paragraph (7) of Section 7-204A(a) of the Illinois Public Utilities Act.

Q: In addition to your direct testimony, are you sponsoring any other exhibits?

A: Yes, I am sponsoring a Forecast of Capital Requirements, which was prepared under my direction and control, and which appears at Tab P of the Application.

Q: How does CILCO currently raise capital?

A: CILCO currently raises capital through the issuance of short-term debt primarily via its commercial paper program and through borrowing directly against a revolving bank facility. CILCO has also raised capital through long term financing vehicles after receiving the Commission's approval. For example, CILCO is currently in the process of issuing a two-year secured bank note that it received Commission approval for in Docket 02-0271. Historically, CILCO has raised long term capital through the issuance of public debt and the issuance of preferred stock. A list of the sources of capital available to CILCO is included in the Forecast of Capital Requirements, which appears at Tab P of the Application.

Q: How does CILCO presently gain access to common equity capital?

A: CILCO currently has access to common equity capital through retained earnings. CILCO can reduce the amount of dividends paid to its holding company if increased common equity capital is necessary. Common equity requirements in excess of earnings or expected dividends would be funded through additional capital contributions from the holding company. If such investments of common equity capital were required in the future, the more stable financial base of Ameren would likely make it easier to obtain any needed capital after the proposed acquisition.

Q: What is CILCO's forecasted range of capital structure for ICC purposes after the reorganization?

A: CILCO's forecasted range of capital structure for ICC purposes for the five years following the Reorganization appears at Tab P to the Application.

Q: Does this conclude your prepared direct testimony?

A: Yes.

Applicants' Ex. 8.0

ILLINOIS COMMERCE COMMISSION

DOCKET NO. __________

DIRECT TESTIMONY
OF
RODNEY FRAME

Submitted On Behalf

Of

APPLICANTS

June 19, 2002

I. INTRODUCTION

Q. PLEASE STATE YOUR NAME AND POSITION.

A. My name is Rodney Frame. I am a Principal with Analysis Group/*Economics*.

Q. **WHAT IS YOUR BUSINESS ADDRESS?**

A. My business address is 1747 Pennsylvania Avenue, N.W., Suite 250, Washington, DC 20006.

Q. **WHAT IS ANALYSIS GROUP/*ECONOMICS*?**

A. Analysis Group/*Economics* is a consulting firm that provides microeconomic and financial analyses for complex litigation, regulatory proceedings and corporate strategic planning. We have offices in Cambridge MA, Washington DC, New York City, Denver CO, Montreal and Los Angeles, Menlo Park and San Francisco CA. We have approximately 200 employees.

Q. WHAT IS YOUR FORMAL EDUCATIONAL BACKGROUND?

A. I received a bachelors degree in business from George Washington University in Washington, DC. Also at George Washington, I completed all requirements for my Ph.D. in Economics with the exception of my thesis. My graduate studies at George Washington were funded under the National Science Foundation Graduate Traineeship program.

Q. PLEASE DESCRIBE YOUR PROFESSIONAL EXPERIENCE.

A. I have been employed by Analysis Group/*Economics* since January 1998. Prior to my affiliation with Analysis Group/*Economics*, I was a Vice President at National Economic Research Associates, Inc. (NERA), where I was employed from 1984 to January 1998. Most of my work in the last several years, both at Analysis Group/*Economics* and at NERA, has involved consulting with electricity industry clients on a variety of

competition-related matters including retail competition and restructuring issues, wholesale bulk power markets and competition, transmission access and pricing, mergers and acquisitions and contracting for generation supplies from nonutility suppliers. I frequently address market power concerns in my work. I have testified on numerous occasions on these and related topics, before the Federal Energy Regulatory Commission (FERC), state regulatory commissions, federal and local courts and the Commerce Commission of New Zealand. I frequently speak before industry groups on competition-related topics. From 1976 to 1984 I was a Senior Economist with Transcomm, Inc. in Falls Church VA. There I directed a number of projects concerning market structure and ratemaking in the telecommunications industry, competition among electric utilities and postal ratemaking. Prior to my affiliation with Transcomm, I worked as an independent economic consultant advising clients mostly on telecommunications issues.

A copy of my résumé is included as Exhibit No. APP-301.

Q. WHAT IS THE PURPOSE OF YOUR TESTIMONY?

A. Ameren Corporation (Ameren) proposes to acquire CILCORP, Inc. (CILCORP), which is the parent of Central Illinois Light Company (CILCO), and AES Medina Valley Cogen, L.L.C. (Medina) from The AES Corporation (AES). I refer to this proposed acquisition herein as the "transaction." I have been asked by Ameren, CILCO and Medina, collectively referred to herein as "Applicants," to provide a competitive assessment of the transaction, including analyses to satisfy the requirements of the FERC, and in particular to perform the Competitive Analysis Screen that is described in Appendix A of Order No. 592,

FERC's Merger Policy Statement,[2] and in Order 642, Revised Filing Requirements Under Part 33 of the FERC's Regulations.[3] An Appendix A analysis addresses potential horizontal market power concerns that might arise from a contemplated merger or acquisition. As well, I examine whether the transaction might create vertical market power concerns.

In this testimony, I summarize my horizontal and vertical market power assessments.

II. SUMMARY AND CONCLUSIONS

Q. WOULD YOU PLEASE SUMMARIZE YOUR ANALYSIS?

A. I applied the Competitive Analysis Screen of Appendix A of FERC's Merger Policy Statement to Ameren's proposed acquisition of CILCO and Medina. The Appendix A analysis focuses on markets for short-term or non-firm energy.

In addition to assessing the transaction's effects on short-term and non-firm energy markets through the Appendix A analysis, I also considered whether the transaction will have an adverse effect on competition to supply short-term capacity and long-term capacity, where one year is the length of time that divides the two. As concerns the latter, examinations of market power in long-term capacity markets generally focus upon perceived entry barriers. Because none of the Applicants has the ability to erect barriers to others that might compete with them in the construction of new generation capacity, I concluded that the transaction will not have an adverse effect on competition to supply long-term capacity. As concerns short-term capacity, I found that while Ameren has generation capacity

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2 Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 77 FERC ¶ 61,263, issued December 18, 1996 (Merger Policy Statement).

3 Revised Filing Requirements Under Part 33 of the Commission's Regulations, Final Rule in Docket No. RM 98-4-000, Order 642, 93 FERC ¶ 61,164, issued November 5, 2000 (Order 642).

that could be used to support short-term capacity sales, CILCO realistically does not.[4] Accordingly, the proposed transaction will not combine two formerly independent sellers of short-term capacity nor eliminate competition between them.

While I would not expect the effects to be significant in any case, given CILCO's relatively small size in relation to other market participants in the Midwest, where both Ameren and CILCO are located, and given the fact that other market participants have not historically relied upon Ameren and CILCO for these services, I did *not* include an analysis of the effects of the transaction on markets for ancillary services, e.g., operating reserves (spinning and non-spinning), regulation and imbalance energy. The necessary data for such an analysis, among other things, includes the ramping rates of individual generators. This data generally is not available from public sources. Under Order 642, separate analyses for ancillary services markets are not required if the necessary data are not available.

To perform the Appendix A Competitive Analysis Screen that is used for examining non-firm or short-term energy markets, I assembled available data concerning generator costs and other characteristics, load levels by time period, long term purchases and sales, market prices, transmission prices and losses (both for existing single system and regional tariffs) and transmission capacities between various market participants including Applicants and interconnected utilities. Ameren's utility affiliates are interconnected with numerous other regional suppliers and control areas while CILCO is interconnected with only a few. All of the entities with

[4] Because it is under long-term contract to CILCO, I include Medina's capacity in CILCO's "bucket" when making this determination. CILCO nominally owns or has a contractual entitlement to generating resources in excess of those required to meet its load plus reserve obligations for summer 2003. However, because two of its purchase contracts expire after the summer of 2003, it will have a significant shortfall thereafter based upon current owned resources and contractual entitlements. For that reason, I do not believe that it is reasonable to consider CILCO to be a seller in short term capacity markets except, potentially, in the very near term.

which CILCO is directly interconnected also are directly interconnected with Ameren. My analysis includes as separate destination markets each of the entities that is directly interconnected with *both* Ameren and CILCO and also most of the other entities that are interconnected with only Ameren but not CILCO. I also assembled data on historical wholesale transactions of Applicants to determine whether this initial list of destination markets should be expanded. Based upon this review, as well as the results that I report in my testimony before FERC for the individual destination markets that are included in my analysis, I concluded that there was no need to expand the initial list of destination markets.

An Appendix A Competitive Analysis Screen focuses upon Economic Capacity and Available Economic Capacity. Economic Capacity is all generation capacity located within the destination market being examined, or that can be delivered there, after accounting for transmission prices, losses and limits, at a delivered price that is no more than 1.05 times the competitive price in the market. Available Economic Capacity is equal to Economic Capacity less that required to meet firm retail and pre-existing wholesale load commitments. To develop computations for Economic Capacity and Available Economic Capacity, I first determined the "competitive" price for each destination market. I developed a range of prices for this purpose from historical and forward price information.

In determining which generators could deliver Economic Capacity and Available Economic Capacity, I used the generation cost and transmission price and loss data which had been assembled. Transmission flows into each destination market were capped by transmission limits. The transmission data that I used was First Contingency Incremental Transfer Capability (FCITC) data, which largely was developed by Ameren. I used three types of transmission limits for the Appendix A analysis, non-

simultaneous single path limits between individual control areas, directional limits that included all paths into the control area being analyzed from a single direction (e.g., into Ameren from the west) and simultaneous limits that reflected all paths into the control area being analyzed from all directions. As is appropriate for an Appendix A analysis, pre-transaction and post transaction shares and Herfindahl-Hirshmann Indexes (HHIs)[5] were computed using both the generation within each destination market as well as that which could be delivered to the destination market from the outside up to appropriate (non-simultaneous, directional and simultaneous) transmission limits.

My computations for the Available Economic Capacity measure were performed in the same fashion except that each supplier's load and firm long term wholesale obligations were deducted from its Economic Capacity in order to determine the Available Economic Capacity that it might have available to sell in the destination market. Determining Available Economic Capacity is becoming increasingly difficult as retail customer choice evolves. For the current study, the implementation of retail customer choice most importantly affects determination of Available Economic Capacity for suppliers in Illinois. The process I used was to assume that each traditional supplier (including Applicants) that historically had a native load sales obligation continued to serve that same native load. I determined each traditional supplier's native load obligation using publicly-filed data on load shapes and peak demands with the exception that Ameren's and CILCO's peak demands were provided by those entities. As appropriate, the peak demands were escalated to 2003, the study year for my analysis.

5 The HHI for a market is equal to the sum of the squared market shares of the individual firms in the market. Thus, a market with four equally-sized competitors has an HHI of 2,500 (i.e., $25^2 = 625$; 625 x 4 = 2,500) and a market with 10 equally-sized competitors has an HHI of 1,000 (i.e., $10^2 = 100$; 100 x 10 = 1,000).

For my base case analysis, I compute pre- and post-merger HHIs, and therefore changes in HHIs, for a number of different destination market, season and load level combinations. I examine 15 different destination markets, three seasons (summer, winter and spring/fall) and five different load levels within each session. These different load levels and seasons collectively bound a range of demand and price levels, reflect different generator capabilities and availabilities and incorporate different base case uses of the transmission system. As indicated, I do the analyses both for Economic Capacity and Available Economic Capacity.

My analyses employ a variety of conservative assumptions. By conservative, I mean that I have selected a technique or assumption that, in comparison to available alternatives, produces higher HHIs and higher HHI changes. If the transaction safely falls short of threshold levels for concern about transaction-induced competitive problems when these conservative assumptions are employed, one can be assured that it also will fall short of those threshold levels in cases where less conservative assumptions are employed.

Q. ARE THERE *A PRIORI* EXPECTATIONS ABOUT WHAT AN APPENDIX A ANALYSIS OF THE AMEREN ACQUISITION OF CILCO AND MEDINA WILL SHOW?

A. Yes. In an Appendix A analysis, the measured influence of any one supplier naturally will be greatest inside the control area where its generation assets are located. Moreover, given the traditional vertically-integrated structure of the industry, coupled with exclusive or largely exclusive service territories, the HHIs for Economic Capacity inside of a traditional supplier's control area usually will be in the range that the joint U.S. Department of Justice-Federal Trade Commission "Horizontal Merger Guidelines" (*Merger Guidelines)* refers to as a "highly

concentrated" market.[6] If the traditional supplier has a market share of 50 percent in its control area, a "screen violation" will occur if the partner in its merger has a market share of only ½ of one percent.[7] Outside the control area where its generation assets are located, the measured influence of a supplier decreases principally because the supplier's generation capacity must be adjusted to account for transmission limits, and to a lesser extent because additional transmission charges and losses may be incurred. The effects of these adjustments increase as the destination market becomes more remote from the supplier's generation.

CILCO has interconnections only with Ameren, Commonwealth Edison Company (ComEd), Illinois Power (IP) and the municipal electric system in Springfield IL (CWLP). Each of these entities also is interconnected with Ameren. CILCO naturally will have a large market share, and therefore HHI contribution, inside its own control area but, because it is a relatively small supplier–along with Medina, owning generation capacity of only approximately 1,200 MW–only a limited market share (and HHI contribution) outside its control area. That Ameren and CILCO, through their affiliates, are vertically integrated and each own generation capacity in an amount roughly equal to that which is required to meet retail load obligations, and are both traditionally vertically integrated electric

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6 Under the *Merger Guidelines*, a "highly concentrated" market is one where the HHI is 1,800 or more while a "moderately concentrated market" is one where the HHI is between 1,000 and 1,800. An "unconcentrated" market under the *Merger Guidelines* is one where the HHI is less than 1,000.

7 Under the *Merger Guidelines*, which were adopted by the Commission in its Merger Policy Statement, a screen violation occurs if the merger-induced HHI change is greater than 50 in a "highly concentrated" market and greater than 100 in a "moderately concentrated" market. The HHI change from a merger generally is given by the formula 2 x a x b, where "a" and "b" are the pre-merger market shares of each of the merging parties. If one of the merging parties has a market share of 50 percent (which means that the market will be "highly concentrated", because that one party's HHI contribution, i.e., 50^2 = 2,500, by itself is greater than the 1,800 HHI level that defines a highly concentrated market under the *Merger Guidelines*), a screen violation will occur if the other merging party has a market share in excess of ½ of one percent. Note that a very minor adjustment to the "2 x a x b" formula is required to assess the concentration effects of Ameren's proposed acquisition of CILCO because CILCO is being sold by AES, another market participant, whose market share, and therefore HHI contribution, is decreased as a result of the transaction. The adjustment is very minor because AES's other generation, including that of its Indianapolis Power & Light Company affiliate, does not play a prominent role in any of the destination markets included in this study.

suppliers that are directly interconnected with each other suggests, almost inevitably, that the transaction will cause screen violations in the Ameren and CILCO destination markets. However, CILCO's relatively small size suggests that, as a general matter, there are not likely to be significant screen violations in other destination markets. The only possible exception is the CWLP destination market, simply because CWLP is directly interconnected with only three other entities, Ameren, CILCO and IP, and two of these three will be combined into one under the transaction. ComEd and IP also are directly interconnected with both Ameren and CILCO, as is CWLP, but screen violations seem much less likely in these other two destination markets simply because ComEd and IP each has several important interconnections with entities other than Ameren and CILCO and because of CILCO's relatively small size. Screen violations in more remote destination markets, where Ameren has a direct interconnection but CILCO does not, or where neither Ameren nor CILCO has a direct interconnection, are highly implausible, simply because CILCO's generation capacity, small as it is to begin with, will be greatly diluted by the need to "compete" with that of other suppliers to garner a share of limited transmission capability into those remote destination markets.

The Appendix A screening analysis that I have conducted and report on reinforces the *a priori* perceptions discussed above.

Q. **PLEASE SUMMARIZE THE RESULTS OF YOUR APPENDIX A COMPETITIVE ANALYSIS SCREEN.**

A. My Appendix A Competitive Analysis Screen examines transaction-induced changes in concentration in 15 different destination markets, centered on (i) Ameren and CILCO, (ii) the three entities that are interconnected with both Ameren and CILCO (i.e., ComEd, CWLP and IP) and (iii) ten other entities that are interconnected with Ameren but not

CILCO. The transaction produces screen violations in each of the Ameren, CILCO and CWLP destination markets for the Economic Capacity measure and in the Ameren and CILCO destination markets for the Available Economic Capacity measure. There are no screen violations in the ComEd and IP markets, or in any of the other markets examined.

That there are screen violations in the Ameren and CILCO markets is not surprising given the preceding discussion. Ameren and CILCO are directly interconnected and each (naturally) controls a high percentage of the pre-transaction supply in their respective control areas. Under these circumstances, screen violations will occur even if the other merging partner–e.g., Ameren for the CILCO destination market and CILCO for the Ameren destination market–has only a very small market share.

The screen violations in the CWLP destination market occur because of the special circumstances of the CWLP control area. Concentration in the market is high, as it always will be in any single-supplier control area, and CWLP, naturally, is far and away the largest supplier. The combination of Ameren and CILCO produces screen violations in the CWLP market because, while the pre-transaction shares of each are relatively small, CWLP has only one direct interconnection (with IP) with a supplier other than Ameren and CILCO. One of its three independent direct interconnections therefore is lost as a result of the transaction.[8] While ComEd and IP are similar to CWLP in that each is interconnected with *both* Ameren and CILCO, they are different in another important respect in that each has several interconnections with other suppliers as well. This greatly reduces the influence of Ameren and CILCO in the ComEd and IP destination markets, resulting in HHI changes in those markets that are

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[8] However, CWLP is a member of the Midwest ISO Regional Transmission Organization (MISO). Ameren recently has indicated its intention to join the MISO. Ameren's participation will eliminate some of the discontinuities in the MISO's footprint and greatly expand the number of suppliers that CWLP can reach with a single transmission charge. Because of the manner in which transmission limits are incorporated, this pro-competitive effect is greatly muted in an Appendix A analysis.

below the level that would denote a screen violation. That the transaction-induced HHI changes in the ComEd and IP destination markets are below screen violation levels almost certainly indicates that those HHI changes also will be below those screen violation levels in more remote destination markets where only Ameren but not CILCO also is directly interconnected, or where neither Ameren nor CILCO has a direct interconnection. My analysis bears this out.

Q. HAVE YOU PREPARED ANALYSES THAT INCORPORATE THE MARKET POWER MITIGATION MEASURES THAT AMEREN IS PROPOSING AS A CONDITION OF MERGER APPROVAL?

A. Yes. To mitigate concerns about the potential for transaction-induced market power that otherwise might be suggested by the screen violations in the Ameren, CILCO and CWLP destination markets, Ameren is proposing to FERC, as a condition of merger approval, to implement certain transmission system upgrades that will allow increased power flows in and around the area traversed by its transmission system. These transmission projects are discussed in the testimony of Mr. Birk.

I have examined the effects of implementing these proposed transmission system upgrades on concentration in the Ameren, CILCO and CWLP destination markets. In the CWLP destination market, the HHI changes between the pre-transaction/pre-mitigation state and the post-transaction/ post-mitigation state in all cases are negative. The same is true for the Ameren market during the summer time period. Thus, not only do the HHI changes fall below the level that would denote a screen violation, but the markets are actually more competitive in a structural sense, as measured by HHIs, after the transaction and accompanying mitigation, than before. However, in the CILCO destination market screen violations remain, as they do in the Ameren destination market in the winter and spring/fall time periods..

Q. DO THE REMAINING SCREEN VIOLATIONS IN THE CILCO DESTINATION MARKET SUGGEST REAL COMPETITIVE PROBLEMS?

A. No. One effect of the transaction is to remove from the market some generating capacity that otherwise would have been independently-supplied (e.g., the Ameren generating capacity in the CILCO destination market). The effect of implementing the mitigation measures will be to increase market size, by allowing more external supplies to enter the destination market after the transaction than before. A useful comparison is between (i) the amount of independent supply that the transaction takes out of the market, and (ii) the amount of new supply that the mitigation allows to be brought in. For the CILCO destination market, Ameren's proposed mitigation measures always allow more new supply from other market participants than the amount of independent supply that is taken from the market when Ameren and CILCO are combined. Accordingly, the combined effects of the transaction and the proposed accompanying mitigation are pro-competitive notwithstanding what the HHI changes might suggest. Customers are better off, after than before the transaction and accompanying mitigation, because the independent supply that is competing to serve them is greater. For this reason, the remaining screen violations in the CILCO market, after accounting for the proposed mitigation, do not suggest any real competitive problems from the transaction and therefore should be disregarded.

Q. DO THE REMAINING SCREEN VIOLATIONS IN THE AMEREN DESTINATION MARKET DURING THE WINTER AND SPRING FALL TIME PERIODS PRESENT REAL COMPETITIVE PROBLEMS AS A RESULT OF THE TRANSACTION?

A. No. While my Competitive Analysis Screen looks at concentration and transaction induced changes in concentration in 15 different season and load level combinations throughout the year, as a practical matter market

power concerns are likely to be greatest during times of peak demand. For Ameren and most surrounding systems, peak demands occur during the summer months. Ameren's mitigation proposals fully address the screen violations that occur during the peak demand times that are most important in market power assessments.

As well, while the Competitive Analyses Screen can be useful in a market power investigation, it is not, by itself, dispositive of all important market power questions. Rather, as the term suggests, it is only a "screen," which can be useful in identifying situations where further investigation is warranted. Looking beyond the screen results and examining the fundamental facts is a useful exercise when screen violations occur. In this case, the fundamental facts suggest that concerns about transaction-induced market power are unwarranted.

One important fact concerns the amount of import capability that is available into the Ameren control area during the winter and spring/fall time periods when the remaining screen violations are present. The information provided to me by Mr. Birk indicates that those quantities are substantial, 5968 MW in the spring[9] and 7297 MW in the winter. It is my understanding that these values far exceed the amount of energy that ever has been imported into the Ameren control area during these seasons. As a practical matter, this suggests that parties that wish to purchase energy to serve load inside the Ameren control area have the ability to shop outside the control area for those supplies. Accordingly, the HHIs computed for the relatively narrow Ameren destination market under the FERC's Competitive Analysis Screen process do not realistically depict the full range of power purchase options available to those purchasers. Their

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[9] The value computed by Mr. Birk for the spring season was used as a proxy for the combined spring/fall season modeled in my Competitive Analysis Screen.

[10] It also suggests that it would be wasteful to seek to construct new transmission facilities for the sole purpose of increasing import capability into the Ameren control area.

practical options simply are far greater than are reflected in the Competitive Analysis Screen that I have conducted.

Another important fact concerns just what power supply arrangements are in place for the purchasers that potentially might be affected by any increase in market concentration resulting from the transaction. For the Ameren destination market, where the screen violations remain in the winter and spring/fall time periods, those purchasers are the smaller municipal and cooperative electric systems located inside the Ameren control area. Many of these systems have long term fixed price purchase arrangements in place so that their power supply costs will not be affected by the transaction, at least until those power purchase agreements expire. Others operate under (or have the right to operate under) network transmission service arrangements that give them an ability to get to the boundaries of Ameren's control area that is comparable to that Ameren itself has. Accordingly, power supply options available to these purchasers will not be adversely affected by the transaction notwithstanding that screen violations remain.

Q. **PLEASE SUMMARIZE YOUR ANALYSIS OF THE TRANSACTION'S EFFECT ON POTENTIAL VERTICAL MARKET POWER CONCERNS.**

A. I do not believe that the transaction presents realistic concerns about vertical market power. Principal vertical market power concerns involving wholesale electricity supply generally are associated with fears that vertically integrated transmission owners will use their transmission assets to favor sales of their generation or their affiliates' generation over sales of generation by their competitors. However, CILCO is already a member of the MISO, which has assumed operational control of its transmission system and the transmission systems of several other Midwest entities. As well, Ameren has stated its intention to join the

MISO and have the MISO assume operational control of its transmission facilities as well. Accordingly, there should be no legitimate concern that Applicants will be able to use their transmission assets in an anticompetitive fashion.

Both Ameren and CILCO own local gas distribution networks and, in principle, there could be concern that Applicants might use control of their gas distribution networks to deny gas transport to their generation competitors. However, there are no independently-owned electric generators[11] that make wholesale electricity sales that receive natural gas transport over either Ameren's or CILCO's local natural gas distribution networks. Accordingly, concerns on this score would appear misplaced. Moreover, there are six interstate pipelines that traverse Ameren's service territory (Panhandle Eastern Pipe Line Company, Mississippi River Transmission Corporation, Natural Gas Pipeline Company of America, Texas Eastern Transmission Corporation, Trunkline Gas Company and Midwestern Gas Transmission Company) and five that traverse CILCO's service territory (Panhandle Eastern Pipe Line Company, ANR Pipeline Company, Natural Gas Pipeline Company of America, Trunkline Gas Company and Midwestern Gas Transmission Company). As well, Northern Border Pipeline Company and Alliance Pipeline LP come very close. Rather than receive local gas transport from either Ameren or CILCO, it is likely that any new gas-fired generator in the area would locate in proximity to one or more of these interstate pipelines and avoid entirely the need to procure local natural gas transport from Ameren post-transaction.

I have also considered whether vertical market power issues might arise from the proposed transaction because Ameren or CILCO control the supply of other inputs that their generation competitors might need. I have

[11] In this context, independently-owned means owned by an entity other than Ameren or CILCO.

determined that, while there are certain fuel and fuel transport facilities that the Applicants own, it is not reasonable to consider any of these as "entry barriers" that might thwart their generation competitors. Accordingly, I conclude that the proposed merger does not present any legitimate concerns about the creation or exercise of vertical market power.

Q. DOES THAT CONCLUDE YOUR TESTIMONY?

A. Yes.

J

LIST OF CILCO AFFILIATES

1) An organization chart showing, among other things, CILCO's direct and indirect parent companies and CILCO's subsidiaries as of the date of the application.

2) A chart showing CILCO's QST Enterprises, Inc. affiliates.

3) A chart showing CILCO's CILCORP Ventures, Inc. affiliates.

4) A chart showing CILCO's CILCORP Investment Management, Inc. affiliates.

5) A list of entities affiliated with AES, CILCO's indirect parent company.

ORGANIZATION CHART


AES
CILCORP
QST Enterprises, Inc.
CILCORP Ventures, Inc.
CILCORP Investment Management, Inc.
CILCO
CILCO Exploration & Development Co.
CIGI
CILCO Energy Corp.

CILCO'S QST ENTERPRISES, INC. AFFILIATES


QST Enterprises, Inc.
QST Energy, Inc.
QST, Inc.
ESE Land Corp.
CILCORP Infraservice, Inc.
QST Energy Trading, Inc.
ESE Placentia Development Corp.
Savannah Resources Corp.
California/Nevada Development, LLC
Greenpark Ventures, LLC
McCadden Development, LLC

CILCO'S CILCORP VENTURES, INC. AFFILIATES



CILCORP Ventures, Inc.
CILCORP Energy Services, Inc.
Agricultural Research & Development Corp.

CILCO'S CILCORP INVESTMENT MANAGEMENT, INC.
AFFILIATES


CILCORP Investment Management, Inc.
CIM Air Leasing, Inc.
CILCORP Lease Management, Inc.
CIM Leasing, Inc.
CIM Energy Investment, Inc.
CLM Inc. IV
CLM Inc. VII
CLM Inc. VIII
CLM Inc. X
CLM Inc. VI
CLM Inc. XI

Entity List Report

March 19, 2002

Affiliates

Affiliates	Jurisdiction of Formation
Administradora Serdeco, C.A.	Venezuela
AEE2, L.L.C.	Delaware
AES (India) Private Limited	India
AES (NI) Limited	Northern Ireland
AES Abigail Sarl	Luxembourg
AES Africa Holdings Limited	Cayman Islands
AES Alamitos Development, Inc.	Delaware
AES Alamitos, L.L.C.	Delaware
AES Alicura Holdings S.R.L.	Argentina
AES Americas International Holdings, Limited	Bermuda
AES Americas Participac?es Ltda.	Brazil
AES Americas, Inc.	Delaware
AES Andes Energy, Inc.	Delaware
AES Andes, Inc.	Delaware
AES Andres BV	The Netherlands
AES Angel Falls, L.L.C.	Delaware
AES Anhui Power Co. Ltd.	British Virgin Islands
AES Anhui Power Company (L) Ltd.	Malaysia
AES Antelope Valley, L.L.C.	Delaware
AES Appalachia, L.L.C.	Delaware
AES Aquila, Inc.	Delaware
AES Aramtermelo Holdings B.V.	The Netherlands
AES Argener I, LLC	Delaware
AES Argener II, LLC	Delaware
AES ARGENER LP, LTD.	Cayman Islands
AES Argentina Investments II, Ltd.	Cayman Islands
AES Argentina Investments, Ltd.	Cayman Islands
AES Argentina Operations, Ltd.	Cayman Islands
AES Argentina, Inc.	Delaware
AES Asociados S.A.	Argentina
AES Atlantis BV	The Netherlands
AES Atlantis, Inc.	Delaware
AES Aurora Holdings, Inc.	Delaware
AES Aurora, Inc.	Delaware
AES AustHolding Pty Ltd	Australia
AES Austin Aps	Denmark
AES Australia General Partnership	Australia
AES Australia General Partnership 1	Australia
AES Australia General Partnership 2	Australia
AES Australia General Partnership 3	Australia
AES Australia General Partnership 4	Australia
AES Australia Holding BV	The Netherlands
AES Australia Retail II, Inc.	Delaware
AES Australia Retail, Inc.	Delaware

AES Baja Holdings II B.V.	The Netherlands
AES Baja Holdings, B.V.	The Netherlands
AES Baja Norte I, Inc.	Delaware
AES Baja Norte II, Inc.	Delaware
AES Baltic Holdings BV	The Netherlands
AES Bandeirante Empreendimentos Ltda	Brazil
AES Bandeirante, Ltd.	Cayman Islands
AES Barka Holdings (Cayman), Ltd.	Cayman Islands
AES Barka Holdings Limited	United Kingdom
AES Barka SAOC	Oman
AES Barka Services 1 (Cayman) Ltd.	Cayman Islands
AES Barka Services 1 (Mauritius) Ltd.	Mauritius
AES Barka Services 2 (Cayman) Ltd.	Cayman Islands
AES Barka Services 2 (Mauritius) Ltd.	Mauritius
AES Barka Services, Inc.	Delaware
AES Barry Limited	United Kingdom
AES Barry Operations Ltd.	United Kingdom
AES Beauvior BV	The Netherlands
AES Beaver Valley, L.L.C.	Delaware
AES Belfast West Power Limited	Northern Ireland
AES Bella Vista, L.L.C.	Delaware
AES Big Sky, L.L.C.	Delaware
AES Bolivia Ltda.	Bolivia
AES Borsod Energetic Ltd.	Hungary
AES Borsod Energetic Ltd. Tiszapalkonya Power Plant	Hungary
AES Borsod Holdings Limited	United Kingdom
AES Borsodi Avamtermelo Kft	Hungary
AES Borsodi Uzemelteto es Karbantarto Kft.	Hungary
AES Borsodi Vagyonkezel Kft.	Hungary
AES Brasil Ltda	Brazil
AES Brazil Holdings, Inc.	Delaware
AES Brazil International Holdings, Limited	Bermuda
AES Brazil, Inc.	Delaware
AES Bridge I, Ltd.	Cayman Islands
AES Bridge II, Ltd.	Cayman Islands
AES Bridge S/A	Brazil
AES Bulgaria Holdings BV	The Netherlands
AES BV Operations, L.L.C.	Delaware
AES BVI Holdings I, Inc.	Delaware
AES BVI Holdings II, Inc.	Delaware
AES CAESS Distribution, Inc.	Delaware
AES Calgary ULC	Canada
AES Calgary, Inc.	Delaware
AES California Management Co., Inc.	Delaware
AES Canada, Inc.	Delaware
AES Canal Power Services, Inc.	Delaware
AES Canal, Ltd.	Cayman Islands
AES Capital Funding, LLC	Delaware

AES Caracoles I	Cayman Islands
AES Caracoles II	Cayman Islands
AES Caracoles III L.P.	Cayman Islands
AES Caracoles SRL	Argentina
AES Caribbean Finance Holdings, Inc.	Delaware
AES Caribbean Holdings, Inc.	Delaware
AES Caribbean Investment Holdings, Ltd.	Cayman Islands
AES Caribbean Services, Inc.	Delaware
AES Carly Sarl	Luxembourg
AES Cayman Guaiba, Ltd.	Cayman Islands
AES Cayman I	Cayman Islands
AES Cayman II	Cayman Islands
AES Cayman Islands Holdings, Ltd.	Cayman Islands
AES Cayman Pampas, Ltd.	Cayman Islands
AES Cayuga, L.L.C.	Delaware
AES Cemig Empreendimentos II, Ltd.	Cayman Islands
AES Cemig Empreendimentos, Inc.	Cayman Islands
AES Cemig Holdings, Inc.	Delaware
AES Central America Electric Light, Ltd.	Cayman Islands
AES Central America Power Ventures, Ltd.	Cayman Islands
AES Central American Holdings, Inc.	Delaware
AES Central American Investment Holdings, Ltd.	Cayman Islands
AES Central American Management Services, Inc.	Delaware
AES Ceprano Energia SRL	Italy
AES Chaparron I, Ltd	Cayman Islands
AES Chaparron II, Ltd	Cayman Islands
AES Chaparron III BV	The Netherlands
AES Chengdu Power Company (L) Ltd.	Malaysia
AES Chesapeake, Inc.	Delaware
AES Chieftain, L.L.C.	Delaware
AES Chigen Company, Ltd.	British Virgin Islands
AES Chigen Holding Company (L) Ltd.	Malaysia
AES China Co.	Cayman Islands
AES China Corp.	Cayman Islands
AES China Generating Co. Ltd.	Bermuda
AES China Holding Company (L) Ltd.	Malaysia
AES China Power Corporation	Cayman Islands
AES China Power Holding Company (L) Ltd.	Malaysia
AES Chinggis Holdings BV	The Netherlands
AES Chiriqui - La Estrella	Panama
AES Chiriqui - Los Valles	Panama
AES Cholita, Ltd.	Cayman Islands
AES CLESA, Y Compania Sociedad en Comandita de C.V.	San Salvador
AES Colombia I, Inc.	Delaware
AES Columba, L.L.C.	Delaware
AES Columbia Power Procurement Company, L.L.C.	Delaware
AES Columbia Power, LLC	Delaware
AES Communications Bolivia S.A.	Bolivia

AES Communications Latin America, Inc.	Delaware
AES Communications Rio de Janeiro Ltda.	Brazil
AES Communications, L.L.C.	Delaware
AES Communications, Ltd.	Cayman Islands
AES Condor, Ltd.	Cayman Islands
AES Connecticut Management, Inc.	Delaware
AES Constructors, Inc.	Delaware
AES Coral Holdings, Ltd.	Cayman Islands
AES Coral Reef, LLC	Cayman Islands
AES Coral, Inc.	Delaware
AES Costa Rica Holdings, Ltd.	Cayman Islands
AES Costa Rica Hydroelectrica, Ltd.	Cayman Islands
AES Creative Resources, L.P.	Delaware
AES Crossroads, L.L.C.	Delaware
AES Cypress Holdings, L.L.C.	Delaware
AES Cypress, L.L.C.	Delaware
AES Deepwater, Inc.	Delaware
AES Delano, Inc.	Delaware
AES Denmark GP Holding I Aps	Denmark
AES Denmark GP Holding II ApS	Denmark
AES Desert Power, L.L.C.	Delaware
AES Development de Argentina S.A.	Argentina
AES Devin	Ireland
AES Direct, Inc.	Delaware
AES Direct, L.L.C.	Delaware
AES Distribucion Dominicana, Ltd.	Cayman Islands
AES Distribuidores Salvadorenos Limitada	San Salvador
AES Distribuidores Salvadorenos Y Campania	San Salvador
AES Distribution East, L.L.C.	Delaware
AES Distribution East, Ltd.	Cayman Islands
AES Dominican Holdings, Inc.	Delaware
AES Drax Acquisition Holdings Limited	United Kingdom
AES Drax Acquisition Limited	United Kingdom
AES Drax Electric Limited	Cayman Islands
AES Drax Energy II Limited	United Kingdom
AES Drax Energy Limited	Cayman Islands
AES Drax Financing II, Inc.	Delaware
AES Drax Financing Limited	United Kingdom
AES Drax Financing, Inc.	Delaware
AES Drax Holdings Limited	Cayman Islands
AES Drax IBC Limited	Guernsey
AES Drax Investments Holdings Limited	United Kingdom
AES Drax Investments Limited	United Kingdom
AES Drax Limited	Cayman Islands
AES Drax Power Finance Holdings Limited	United Kingdom
AES Drax Power Finance Limited	United Kingdom
AES Drax Power Limited	United Kingdom

AES Eamon Theadore Holding, Inc.	Delaware
AES East Usk Limited	United Kingdom
AES Eastern Energy, L.P.	Delaware
AES EcoHolding Pty Ltd	Australia
AES Ecotek Holdings, L.L.C.	Delaware
AES EDC Funding II, L.L.C.	Delaware
AES EDC Holding II, Inc.	Delaware
AES EDC Holding, L.L.C.	Delaware
AES Edeersa, Ltd.	Cayman Islands
AES Edelap Funding Corporation, L.L.C.	Delaware
AES EEO Distribution, Inc.	Delaware
AES Ekibastuz Holdings BV	The Netherlands
AES Ekibastuz LLP	Kazakhstan
AES EKR Holdings BV	The Netherlands
AES El Dorado, Inc.	Delaware
AES El Faro Electric Light, Ltd.	Cayman Islands
AES El Faro Generating, Ltd.	Cayman Islands
AES El Faro Generation, Inc.	Delaware
AES El Salvador Distribution Ventures, Ltd.	Cayman Islands
AES El Salvador Electric Light, Ltd.	Cayman Islands
AES El Salvador, Ltd.	Cayman Islands
AES Electric Ltd.	United Kingdom
AES Electricidad de Cordoba, Ltd.	Cayman Islands
AES Electricidad de Santiago	Chile
AES Eletrolight, Ltd.	Cayman Islands
AES Elsta BV	The Netherlands
AES Emma, L.L.C.	Delaware
AES Empresa Electrica de El Salvador Limitada de Capital Variable	El Salvador
AES Endeavor, Inc.	Delaware
AES Energia Cartagena, S.R.L.	Spain
AES Energia I, Ltd.	Cayman Islands
AES Energia II, Ltd.	Cayman Islands
AES Energia Ltda	Brazil
AES Energia SRL	Italy
AES Energia Verde	Chile
AES Energy Chesapeake, Inc.	Delaware
AES Energy Holdings, BV	The Netherlands
AES Energy Mexico, Inc.	Delaware
AES Energy Pty Ltd.	Australia
AES Energy Services Inc.	Ontario
AES Energy, Inc.	Delaware
AES Energy, Ltd.	Bermuda
AES eNet Telecomunicacoes Ltda	Brazil
AES Engineering, Ltd.	Cayman Islands
AES Enterprise, Inc.	Delaware
AES Espana Power Trading, S.L.	Spain
AES Esti Panama Holding, Ltd.	Cayman Islands

AES Europe S.A.	France
AES European Holdings BV	The Netherlands
AES Excalibur, L.L.C.	Delaware
AES Fifoots Point Limited	United Kingdom
AES Fifoots Point Operations Limited	United Kingdom
AES Finance and Development, Inc.	Delaware
AES Forca Empreendimentos Ltda	Brazil
AES Forca II, Ltd.	Cayman Islands
AES Forca, Ltd.	Cayman Islands
AES Frontier Development, Inc.	Delaware
AES Frontier Holdings BV	The Netherlands
AES Frontier, L.P.	Delaware
AES Gardabani Holdings BV	The Netherlands
AES Gas Empreendimentos Ltda	Brazil
AES Gas Holdco (Cayman) Ltd.	Cayman Islands
AES Gemini BV	The Netherlands
AES Gener S.A.	Chile
AES Generation Holdings, LLC	Delaware
AES Georgia Gas GP, L.L.C.	Delaware
AES Georgia Gas Partner, Ltd.	Cayman Islands
AES Georgia Gas, L.L.C.	Delaware
AES Global Energy and Telecom Solutions, C.A.	Venezuela
AES Global Power Finance Aps	Denmark
AES Global Power Finance II ApS	Denmark
AES Global Power Finance, Inc.	Delaware
AES Global Power Finance, Inc. II	Delaware
AES Global Power Finance, Inc. III	Delaware
AES Global Power Holdings ApS	Denmark
AES Global Power Holdings, B.V.	The Netherlands
AES Goldfields Power B.V.	The Netherlands
AES GPH Holdings, Inc.	Delaware
AES GPH, L.L.C.	Delaware
AES Granbury, L.L.C.	Delaware
AES Great Falls BV	The Netherlands
AES Great Plains, Inc.	Delaware
AES Greenidge, L.L.C.	Delaware
AES Greystone Holdings, L.L.C.	Delaware
AES Greystone, L.L.C.	Delaware
AES GT Holding Pty Ltd	Australia
AES Guaiba II Empreendimentos Ltda	Brazil
AES Guayaquil, Inc.	Delaware
AES Haripur (Pvt.) Limited	Bangladesh
AES Harriman Cove, Inc.	Delaware
AES Hawaii Management Company, Inc.	Delaware
AES Hawaii, Inc.	Delaware
AES Hickling, L.L.C.	Delaware
AES Honduras Construction and Management, Ltd.	Cayman Islands
AES Honduras Finance, Ltd.	Cayman Islands

AES Honduras Fuel Supply, Ltd.	Cayman Islands
AES Honduras Generacion, Sociedad en Comandita por Acciones de Capital Variable	Honduras
AES Honduras Generation Ventures, Ltd.	Cayman Islands
AES Honduras Generation, Inc.	Delaware
AES Honduras Holdings, Ltd.	Cayman Islands
AES Honduras O&M, Sociedad en Comandita por Acciones de Capital Variable	Honduras
AES Horizons Holdings BV	The Netherlands
AES Horizons Investments	United Kingdom
AES Horizons Ltd.	United Kingdom
AES Hoytdale, L.L.C.	Delaware
AES Hungary Investments Limited Liability Company	Hungary
AES Hungary Limited	United Kingdom
AES Huntington Beach Development, Inc.	Delaware
AES Huntington Beach, L.L.C.	Delaware
AES IB Valley Corporation	India
AES IB Valley Holding	Mauritius
AES IHB Cayman, Ltd.	Cayman Islands
AES India, L.L.C.	Delaware
AES Indian Queens Holdings Limited	United Kingdom
AES Indian Queens Operations Limited	United Kingdom
AES Indian Queens Power Limited	United Kingdom
AES Infoenergy Ltda	Brazil
AES Intercon II, Ltd.	Cayman Islands
AES Intercon, Ltd.	Cayman Islands
AES Interenergy, Ltd.	Cayman Islands
AES International Holdings II, Ltd.	British Virgin Islands
AES International Holdings, Ltd.	British Virgin Islands
AES Inti Raymi, Ltd.	Cayman Islands
AES Intrepid, L.L.C.	Delaware
AES Intricity Services, Inc.	Delaware
AES Intricity, Inc.	New Jersey
AES Ironwood, Inc.	Delaware
AES Ironwood, L.L.C.	Delaware
AES Isabella Holdings, Inc.	Delaware
AES Isthmus Energy, S.A.	Panama
AES Italia S.r.l	Italy
AES Jackson Holdings BV	The Netherlands
AES Japan, Inc.	Delaware
AES Jennison, L.L.C.	Delaware
AES Joshua Tree, Inc.	Delaware
AES Kalaeloa Venture, L.L.C.	Delaware
AES Kazakhstan Holdings BV	The Netherlands
AES Kazakhstan Limited Liability Company	Kazakhstan
AES Kelanitissa (Private) Limited	Sri Lanka
AES Kelanitissa Services, Ltd.	Cayman Islands
AES Kelvin Power (Proprietary) Limited	Republic of South Africa
AES Keystone, L.L.C.	Delaware

AES Khramhesi I	Republic of Georgia
AES Khramhesi II	Republic of Georgia
AES Kilroot Generating Limited	United Kingdom
AES Kilroot Power Limited	Northern Ireland
AES King Harbor, Inc.	Delaware
AES Kingston Holdings B.V.	The Netherlands
AES Kingston ULC	Nova Scotia
AES Korea, Inc.	Delaware
AES La Playa Holdings B.V.	The Netherlands
AES Lal Pir (Pvt) Ltd.	Pakistan
AES Lal Pir (UK) Ltd.	United Kingdom
AES las Palmas, L.L.C.	Delaware
AES Leninogorsk TETS LLP	Kazakhstan
AES Light II, Inc.	Delaware
AES LNG Holding II, Ltd.	Cayman Islands
AES LNG Holding III, Ltd.	Cayman Islands
AES LNG Holding, Ltd.	Cayman Islands
AES LNG Marketing, L.L.C.	Delaware
AES LNG, Ltd.	Cayman Islands
AES Londonderry Holdings, L.L.C.	Delaware
AES Londonderry, L.L.C.	Delaware
AES Long Island Holdings, L.L.C.	Delaware
AES Long Island, L.L.C.	Delaware
AES Los Mina Finance Company	Cayman Islands
AES Madison Holdings BV	The Netherlands
AES Maritza East 1 Ltd.	Bulgaria
AES Maritza East 1 Services Ltd.	Cyprus
AES Maritza East 1 Services Ltd.	Bulgaria
AES Mayan Holdings, S. de R.L. de C.V.	Mexico
AES Medina Valley Cogen (No.2), L.L.C.	Illinois
AES Medina Valley Cogen (No.4), L.L.C.	Illinois
AES Medina Valley Cogen, L.L.C.	Illinois
AES Medina Valley Operations, L.L.C.	Illinois
AES Medway Electric Limited	United Kingdom
AES Medway Operations Limited	United Kingdom
AES Meghnaghat Limited	Bangladesh
AES Mendota Holdings, Inc.	Delaware
AES Merida B.V.	The Netherlands
AES Merida III, S. de R.L. de C.V.	Mexico
AES Merida Management Services, S. de R.L. de C.V.	Mexico
AES Merida Operaciones SRL de CV	Mexico
AES Mexican Holdings BV	The Netherlands
AES Mexico Development, S. de R.L. de C.V.	Mexico
AES Mexico Farms, Inc.	Delaware
AES Middelzee Holding B.V.	The Netherlands
AES Mohave Holdings, L.L.C.	Virginia

AES Mohave, L.L.C.	Delaware
AES Mongol Services, Inc.	Delaware
AES Monroe Holdings B.V.	The Netherlands
AES Monterey, Inc.	Delaware
AES Montezuma, L.L.C.	Delaware
AES Monticello BV	The Netherlands
AES Mount Vernon B.V.	The Netherlands
AES Mountainview, Inc.	Delaware
AES Mt. Stuart B.V.	The Netherlands
AES Mt. Stuart General Partnership	Australia
AES Mtkvari, L.L.C.	Republic of Georgia
AES Mystic, L.L.C.	Delaware
AES Native Hollow, L.L.C.	Delaware
AES Network	Cayman Islands
AES New Hampshire Biomass, Inc.	New Hampshire
AES New York Funding, L.L.C.	Delaware
AES New York Holdings, L.L.C.	Delaware
AES NewEnergy Ltd.	United Kingdom
AES NewEnergy, Inc.	Delaware
AES Nigeria Barge Ltd.	Nigeria
AES Nigeria Holdings, Ltd.	Cayman Islands
AES Nile Power Holdings Ltd.	Guernsey
AES Nile Power Ltd.	Uganda
AES NY, L.L.C.	Delaware
AES NY2, L.L.C.	Delaware
AES NY3, L.L.C.	Delaware
AES Oasis Energy, Inc.	Delaware
AES Oasis Finco (Cayman), Ltd.	Cayman Islands
AES Oasis Finco, Inc.	Delaware
AES Oasis Holdco (Cayman) Ltd.	Cayman Islands
AES Oasis Holdco, Inc.	Delaware
AES Oasis Power, L.L.C.	United Arab Emirates
AES Oasis Private Ltd.	Singapore
AES Ocean Cay, Ltd.	Bahamas
AES Ocean Express LLC	Delaware
AES Ocean Link, LLC	Delaware
AES Ocean LNG Ltd.	Bahamas
AES Ocean Power, Ltd.	Bahamas
AES Ocean Springs Trust Deed	Cayman Islands
AES Ocean Springs, Ltd.	Cayman Islands
AES Odyssey, L.L.C.	Delaware
AES Oklahoma Management Co., Inc.	Delaware
AES Operadora S.A	Argentina
AES Operations Colombia Ltda.	Colombia
AES OPGC Holding	Mauritius
AES Orient, Inc.	Delaware
AES Orissa Distribution Private Limited	India
AES Orissa Operations Private Limited	India

AES Osburne Pty Ltd.	Australia
AES Ottana Energia S.r.l.	Italy
AES Oxted Holdings, B.V.	The Netherlands
AES Pacific Procurement Company, L.L.C.	Delaware
AES Pacific, Inc.	Delaware
AES Pak Gen (Pvt) Co.	Pakistan
AES Pak Gen (UK) Ltd.	United Kingdom
AES Pak Gen Holdings, Inc.	Mauritius
AES Pakistan (Holdings) Limited	United Kingdom
AES Pakistan (Pvt) Ltd.	Pakistan
AES Pakistan Holdings	Mauritius
AES Pakistan Holdings (Cayman) Ltd.	Cayman Islands
AES Pakistan Operations, Ltd.	Delaware
AES Panama Energy, S.A.	Panama
AES Panama Holding, Ltd.	Cayman Islands
AES Panama, S.A.	Panama
AES Parana Gas S.A.	Argentina
AES Parana Generation Holdings, Ltd.	Cayman Islands
AES Parana Holdings, Ltd.	Cayman Islands
AES Parana I Limited Partnership	Cayman Islands
AES Parana IHC, Ltd.	Cayman Islands
AES Parana II Limited Partnership	Cayman Islands
AES Parana Operations S.R.L.	Argentina
AES Parana Propiedades S.A	Argentina
AES Parana S.C.A.	Argentina
AES Parkshot Holdings BV	The Netherlands
AES Partington Limited	United Kingdom
AES Partington Operations Limited	United Kingdom
AES Pasadena, Inc.	Delaware
AES Pecan Grove II, L.L.C.	Delaware
AES Pecan Grove, L.L.C.	Delaware
AES Peru S.R.L.	Peru
AES Petty's Island, L.L.C.	Delaware
AES Phoenix Ltd.	Hungary
AES PJM, Inc.	Delaware
AES Placerita, Incorporated	Delaware
AES Power Generation Holdings, BV	The Netherlands
AES Power Holding II, Ltd.	Cayman Islands
AES Power Holding III, Ltd.	Cayman Islands
AES Power Holding, Ltd.	Cayman Islands
AES Power I, Ltd.	Cayman Islands
AES Power II, Ltd.	Cayman Islands
AES Power One Pty Ltd.	Australia
AES Power Systems Holdings B.V.	The Netherlands
AES Power, Inc.	Delaware
AES Prachinburi Holdings B.V.	The Netherlands
AES Prescott, L.L.C.	Delaware
AES Presidente Juarez SRL	Mexico

AES Proyectos Electricos, S. de R.L.DE C.V.	Mexico
AES Puerto Rico Services, Inc.	Delaware
AES Puerto Rico, Inc.	Cayman Islands
AES Puerto Rico, L.P.	Delaware
AES Pumped Storage Arkansas, L.L.C.	Delaware
AES Qatar Holdings Ltd.	Cayman Islands
AES Ras Laffan Holdings Ltd.	Cayman Islands
AES Ras Laffan Services I, Ltd.	Cayman Islands
AES Ras Laffan Services II, Ltd.	Cayman Islands
AES Red Oak Urban Renewal Corporation	New Jersey
AES Red Oak, Inc.	Delaware
AES Red Oak, L.L.C.	Delaware
AES Redfish, Inc.	Delaware
AES Redfish, L.L.C.	Delaware
AES Redondo Beach, L.L.C.	Delaware
AES Richmond Holdings BV	The Netherlands
AES Rio Diamante, Inc.	Delaware
AES Rio Ozama Holdings, Ltd.	Cayman Islands
AES River Bend, L.L.C.	Delaware
AES River Mountain, LP	Delaware
AES Rock Springs, B.V.	The Netherlands
AES Rosarito Holding I, Ltd.	Cayman Islands
AES Rosarito Holding II, Ltd.	Cayman Islands
AES Rosarito SRL	Mexico
AES San Nicolas, Inc.	Delaware
AES Santa Ana, Ltd.	Cayman Islands
AES Santa Branca II, Ltd.	Cayman Islands
AES Santa Branca, Ltd.	Cayman Islands
AES Santiago Del Estero, Ltd.	Cayman Islands
AES Sao Paulo, Inc.	Delaware
AES Sarmiento	Argentina
AES Sayreville, L.L.C.	Delaware
AES Semipalatinsk TETS LLP	Kazakhstan
AES Services, Inc.	Delaware
AES Services, Ltd.	Cayman Islands
AES Servicios Electricos Limitada de Capital Variable	El Salvador
AES Servicios Electricos Y Compania Sociedad en Comandita de Capital Variable	El Salvador
AES Servicios Electricos, S. de R.L. de C.V.	Mexico
AES Shady Point, Inc.	Delaware
AES Shannon Holdings BV	The Netherlands
AES Shulbinskaya GES LLP	Kazakhstan
AES Shygys Energy LLP	Kazakhstan
AES Silk Road Holdings B.V.	The Netherlands
AES Silk Road Trading BV	The Netherlands
AES Silk Road, Inc.	Delaware
AES Sirocco Holdings BV	The Netherlands
AES Sirocco Limited	United Kingdom

AES Small Hidros 1, Ltd.	Cayman Islands
AES Small Hidros 2, Ltd.	Cayman Islands
AES Sogrinaskaya TETS Limited Liability Partnership	Kazakhstan
AES Sogrinsk CHP, LLP	Kazakhstan
AES Sogrinsk TETS LLP	Kazakhstan
AES Somerset, L.L.C.	Delaware
AES South Africa Holdings B.V.	The Netherlands
AES South Asia Holdings (Mauritius)	Mauritius
AES South Australia Finance Pty Ltd.	Australia
AES South Australia Holding II Pty Ltd.	Australia
AES South Australia Holding III Pty Ltd.	Australia
AES South Australia Holding Pty Ltd.	Australia
AES South City, L.L.C.	Delaware
AES South Point, Ltd.	Cayman Islands
AES Southington Holdings, Inc.	Delaware
AES Southington, L.L.C.	Delaware
AES Southland Funding, L.L.C.	Delaware
AES Southland Holdings, L.L.C.	Delaware
AES Southland, L.L.C.	Delaware
AES Stonehaven Holding, Inc.	Delaware
AES Sul Distribuidora Gaucha de Energia S.A.	Brazil
AES Sul Trading Ltda.	Brazil
AES Sul, L.L.C.	Delaware
AES Summit Generation Ltd.	United Kingdom
AES Sunbelt, L.L.C.	Delaware
AES Suntree Power Ltd.	Ireland
AES Taiwan, Inc.	Delaware
AES Tanzania Holdings, Ltd.	Cayman Islands
AES Tanzania Limited	Bermuda
AES Teal Holding, Inc.	Delaware
AES Technical Services FZE	United Arab Emirates
AES Telecom Americas, Inc.	Delaware
AES Telecom Development, L.L.C.	Delaware
AES TELECOMUNICACIONES SALVADORE?AS Y CIA, S.en C. de C.V.	El Salvador
AES Telecomunicaiones Salvadore?as Limitada de Capital Variable	El Salvador
AES Teleinvest, L.L.C.	Delaware
AES Termo Bariri Ltda.	Brazil
AES Termosul Empreendimentos Ltda	Brazil
AES Termosul I, Ltd.	Cayman Islands
AES Termosul II, Ltd.	Cayman Islands
AES Terneuzen Engineering BV	The Netherlands
AES Terneuzen Management Services BV	The Netherlands
AES Texas Funding III, L.L.C.	Delaware
AES TH II, Ltd.	Cayman Islands
AES Thames, Inc.	Delaware
AES Tian Fu Power Company (L) Ltd.	Malaysia
AES Tian Fu Power Company Ltd.	British Virgin Islands

AES Tiete Empreendimentos Ltda	Brazil
AES Tiete Holdings, Ltd.	Cayman Islands
AES Tiete Participacoes Ltda.	Brazil
AES Tisza Holdings BV	The Netherlands
AES Torrance, L.L.C.	Delaware
AES Trade I, Ltd.	Cayman Islands
AES Trade II, Ltd.	Cayman Islands
AES Trading Ltda.	Brazil
AES Transgas Empreendimentos Ltda.	Brazil
AES Transgas I, Ltd.	Cayman Islands
AES Transgas II, Ltd.	Cayman Islands
AES Transgas, LLC	Delaware
AES Transmisores Salvadorenos Y Compania, Sociedad en Comandita de Capital Variable	El Salvador
AES Transmisores Salvadorenos, Ltda. de C.V.	El Salvador
AES Transpower Australia Pty Ltd.	Australia
AES Transpower Holding Pty Ltd	Australia
AES Transpower Private Ltd.	Singapore
AES Transpower, Inc.	Delaware
AES Transpower, Inc.	Mauritius
AES Treasure Cove, Ltd.	Cayman Islands
AES Tri-State, L.L.C.	Delaware
AES Trust I	Delaware
AES Trust II	Delaware
AES Trust III	Delaware
AES Trust IV	Delaware
AES Trust V	Delaware
AES Trust VII	Delaware
AES Trust VIII	Delaware
AES Turbine Equipment, Inc.	Delaware
AES Turkish Holdings B.V.	The Netherlands
AES Tyler Holding, Ltd.	Cayman Islands
AES Tyneside Limited	United Kingdom
AES U&K Holdings B.V.	The Netherlands
AES UCH Holdings (Cayman) Ltd.	Cayman Islands
AES UCH Holdings, Ltd.	Cayman Islands
AES UK Holdings Limited	United Kingdom
AES UK Power Financing II Ltd	United Kingdom
AES UK Power Financing Limited	United Kingdom
AES UK Power Holdings Limited	United Kingdom
AES UK Power Limited	United Kingdom
AES UK Power, L.L.C.	Delaware
AES Ukraine Holdings BV	The Netherlands
AES Uruguaiana Empreedimentos Ltda.	Brazil
AES Uruguaiana, Inc.	Cayman Islands
AES Ust-Kamenogorsk GES LLP	Kazakhstan
AES Ust-Kamenogorsk TETS LLP	Kazakhstan
AES Venezeula Finance Ltd.	United Kingdom

AES Venezuela Finance Ltd.	United Kingdom
AES Venezuela, C.A.	Venezuela
AES Victoria Holdings B.V.	The Netherlands
AES Victoria Partners B.V.	The Netherlands
AES Warrior Run Funding, L.L.C.	Delaware
AES Warrior Run, Inc.	Delaware
AES Washington Holdings BV	The Netherlands
AES Western Australia Holdings B.V.	The Netherlands
AES Western Maryland Management Co., Inc.	Delaware
AES Westover, L.L.C.	Delaware
AES White Cliffs B.V.	The Netherlands
AES Whitefield, Inc.	New Hampshire
AES Wolf Hollow, L.P.	Delaware
AES WR Limited Partnership	Delaware
AES Yangchun Co. Ltd.	British Virgin Islands
AES Yucatan, S. de R.L. de C.V.	Mexico
AES ZEG Holdings B.V.	The Netherlands
AES/New Energy Arizona, L.L.C.	Delaware
AES-3C Maritza East 1 Ltd.	Bulgaria
AES-3C Maritza East 1 Ltd.	Cyprus
AESCom Sul Ltda.	Brazil
AESEBA S.A.	Argentina
AESEBA Trust Deed	Cayman Islands
AES-TB Power Company Limited	Cayman Islands
AES-Zemplen Ltd.	Hungary
Altai Power Limited Liability Partnership	Kazakhstan
Altaienergo Open Joint Stock Company	Kazakhstan
Anhui Liyuan - AES Power Co., Ltd.	Hong Kong
Asociados de Electrididad S.A.	Argentina
Asteroid I, Ltd.	Cayman Islands
Asteroid II, Ltd.	Cayman Islands
Atlantic Basin Services, Ltd.	Cayman Islands
Aurora Limitada de Capital Variable	El Salvador
B.A. Renewable S.R.L.	Argentina
B.A. Services S.R.L.	Argentina
B.A. Trading S.R.L.	Argentina
C.A. Energia Electrica de Lara - ENERLAR	Venezuela
C.A. Electricidad de Guarenas Y Guatire	Venezuela
C.A. La Electricidad de Caracas	Venezuela
C.A. Luz Electrica de Venezuela	Venezuela
C.A. Luz Electrica Del Yaracuy	Venezuela
C.A. Telecomunicaciones de Caracas	Venezuela
Camille Trust	Cayman Islands
Camille, Ltd.	Cayman Islands
Cavanal Minerals, Inc.	Delaware
Cayman Energy Traders	Cayman Islands
CCS Telecarrier	Cayman Islands

Central Dique, S.A.	Argentina
Central Electricity Supply Company of Orissa Limited	India
Central Illinois Light Company	Illinois
Central Termica San Nicolas S.A.	Argentina
Central Valley Fuels Management, Inc.	Delaware
Chengdu AES Kaihua Gas Turbine Power Co. Ltd.	China
Chongqing Nanchuan Aixi Power Company Limited	China
Chongqing Nanchuan Aixi Power Company Limited	China
CILCO Energy Corporation	Illinois
CILCO Exploration & Development Company	Illinois
CILCORP Investment Management Inc.	Illinois
CILCORP Ventures Inc.	Illinois
Cilcorp, Inc.	Illinois
Cleveland District Cooling Corporation	Indiana
Cleveland Thermal Energy Corporation	Indiana
CLM X Inc.	Delaware
CLM XI Inc.	Delaware
Cloghan Limited	Northern Ireland
Cloghan Point Holdings Limited	Northern Ireland
CMS Generation San Nicolas Company	Michigan
Coal Creek Minerals, Inc.	Delaware
Compagnia Energetica de Minas Gerais	Brazil
Companhia de Geracao de Energia Eletrica Tiete S.A.	Brazil
Compania de Alumbrado Eletrico de San Salvador, S.A. DE C.V.	El Salvador
Compania de Inversiones en Electricidad, S.A.	Argentina
Comunicaciones Moviles EDC, C.A.	Venezuela
Corporacion EDC, C.A. "CEDC"	Venezuela
Crowne Investments, LLC	Delaware
Delta Capex Investments	Cayman Islands
Distribuidora Electrica de Usulutan, Sociedad Anonima de Capital Variable	El Salvador
DOC Dominicana, S.A.	Dominican Republic
Dominican Power Metering, Ltd.	Cayman Islands
Dominican Power Partners LDC	Cayman Islands
Dornoch Capital Management, L.L.C.	Delaware
Eastern Kazakhstan Regional Electricity Company Closed Joint Stock Company	Kazakhstan
Ecotek Newco Corporation	Delaware
ECS spol. s.r.o.	Czech Republic
EDC Energy Ventures - El Salvador	Cayman Islands
EDC Energy Ventures - Transmision Colombia	Cayman Islands
EDC Energy Ventures- Distribucion Colombia	Cayman Islands
EDC Energy Ventures- Generation Colombia	Cayman Islands
Edelap LLC	Delaware
Eden Village Produce Limited	Northern Ireland
El Salvador Energy Holdings	Cayman Islands
Electroandes I, LLC	Delaware
Electroandes II, LLC	Delaware

Eletroger Ltda.	Brazil
Eletronet, S.A.	Brazil
Eletropaulo Metròpolitana Eletricidade de Sao Paulo S.A.	Brazil
Eletropaulo Telecomunicacoes Ltda.	Brazil
Elsta BV & Co. CV	The Netherlands
EMD Pribram, s.r.o.	Czech Republic
EMD Ventures BV	The Netherlands
Empresa de Infovias, S.A.	Brazil
Empresa Distribuidora de Electricidad del Este, SA	Dominican Republic
Empresa Distribuidora de Energia Norte S.A.	Argentina
Empresa Distribuidora de Energia Sur S.A.	Argentina
Empresa Distribuidora La Plata, S.A.	Argentina
Empresa Electrica de Oriente, S.A. de C.V.	El Salvador
Empresa Electrica Guacolda S.A.	Chile
Empresa Generadora De Electricidad Itabo, S.A.	Dominican Republic
Empresa Suroriental de Energia, C.A.	Venezuela
Energia EDC, C.A.	Venezuela
Energia Paulista Participacoes S.A.	Brazil
Energia Verde S.A.	Chile
Energia Y Servicios Industriales Enerxis, C.A.	Venezuela
Energocompany Open Joint Stock Company	Kazakhstan
Energy Projects Holdings Co. LLC	Delaware
Energy Projects Leasing Co. LLC	Delaware
Enerzul, C.A.	Venezuela
ENET TELECOMUNICACOES LTDA	Brazil
Gaia Verwaltungs GmbH	
Gener Argentina S.A.	Argentina
Generacion de Vapor GENEVAPCA, C.A.	Venezuela
GeoUtilities, Inc.	Delaware
Ghana Holdings LLC	Delaware
Global Power Holdings CV	The Netherlands
Grupo Industrial EDC, C.A.	Venezuela
Haywood Power I, LLC	Delaware
Heat and Electricity Company LLP	Kazakhstan
Hefei Zhongli Energy Company Ltd.	China
Hemphill Power and Light Company	New Hampshire
Hidroelectrica Alicura S.A.	Argentina
Hidroelectrica Rio Juramento S.A.	Argentina
Hipotecaria San Miguel Limitada de Capital Variable	San Salvador
Hipotecaria Santa Ana Limitada de Capital Variable	El Salvador
Hunan Xiangci - AES Hydro Power Company Ltd.	China
Indianapolis Campus Energy, Inc.	Indiana
Indianapolis Power & Light Company	Indiana
Inmobiliaria EDC, C.A.	Venezuela
InterAmerican Energy Leasing Company	Delaware
INTERANDES S.A.	Argentina
Inversiones Cachagua Limitada	Chile
Inversiones CYC Limitada	Chile

Inversiones Inextel, C.A.	Venezuela
Inversiones OEA Limitada	Chile
Inversiones Zappallar Limitada	Chile
Inversora AES Americas S.A.	Argentina
Inversora de San Nicolas S.A.	Argentina
Inversora DS 2000, C.A.	Venezuela
IPALCO Enterprises, Inc.	Indiana
IPL Funding Corporation	Indiana
Irtysh Power & Light LLP	Kazakhstan
Itabo	Dominican Republic
Jiaozuo (G.P.) Corporation	Cayman Islands
Jiaozuo AES Wang Fang Power Company Limited	China
Jiaozuo Power Partners, L.P.	Cayman Islands
JSC AES Leninogorsk TETS	Kazakhstan
JSC AES Shulbinsk GES	Kazakhstan
JSC AES Sogrinsk TETS	Kazakhstan
JSC AES Telasi	Republic of Georgia
JSC AES Ust-Kamenogorsk GES	Kazakhstan
JSC AES Ust-Kamenogorsk TETS	Kazakhstan
JSC Semipalatinsk TETS	Kazakhstan
K&M Energy Investment, LLC	Delaware
K&M InterAmerican Investment Company, L.P.	Delaware
K&M Servicios Tecnicos (Colombia) Ltda.	Colombia
Kazincbarcikai Iparteruletfejleszt Kft.	Hungary
Kilcormac Trading Limited	Cyprus
Kilroot Electric Limited	Cayman Islands
Kingston CoGen Limited Partnership	Ontario
KMR Acquisition Co. LLC	Delaware
KMR Colombia I, L.P.	Delaware
KMR Colombia I, LLC	Delaware
KMR Colombia III Corporation	Delaware
KMR Power (Bermuda) Ltd.	Bermuda
KMR Power Holdings (Caymans) Ltd.	Cayman Islands
KMR Power International Capital Corporation	Cayman Islands
KMR Power International Ltd.	Cayman Islands
Kraftwerks Premnitz GmbH & Co. KG	Germany
La Plata Holdings, Inc.	Delaware
La Plata I Empreendimentos Ltda.	Brazil
La Plata II Empreendimentos Ltda.	Brazil
La Plata II, Inc.	Delaware
La Plata III, Inc.	Delaware
La Plata Partners, L.P.	Delaware
Lake Worth Generation, LLC	Delaware
Light Servicos de Eletricidade S.A.	Brazil
LIGHT.COM, Inc.	Delaware
Lightgas Ltda.	Brazil
Luna I, Ltd.	Cayman Islands
Luna II, Ltd.	Cayman Islands

Luna III, Ltd.	Cayman Islands
Luz del Plata S.A.	Argentina
LW Generation Corporation	Delaware
Magnicon BV	The Netherlands
Majkouben-West CJSC	Kazakhstan
Mamonal Acquisition Corporation	Delaware
Medway Power Limited	United Kingdom
Mendota Biomass Power, Ltd.	California
Merchant Project Holdings Co. LLC	Delaware
Mercury Cayman Co. I, Ltd.	Cayman Islands
Mercury Cayman Co. II, Ltd.	Cayman Islands
Mercury Cayman Holdco, Ltd.	Cayman Islands
Metropolitana Overseas Ltd.	Brazil
Mid-America Capital Resources, Inc.	Indiana
Mid-America Energy Resources, Inc.	Indiana
Mountain Minerals, Inc.	Delaware
Mountainview Power Company	Delaware
Mountainview Power Company, LLC	Delaware
Mountainview Power Development Company, LLC	Delaware
myLIGHT.COM, Inc.	Delaware
NewEnergy Americas, L.L.C.	Arizona
NewEnergy Pacifica, L.L.C.	Arizona
NewEnergy Partners, L.L.C.	Arizona
NewEnergy Southwest, L.L.C.	Arizona
NewEnergy Technologies, L.L.C.	Arizona
Nigen Supply Limited	United Kingdom
Nogradszen Kft.	Hungary
NORGENER S.A.	Chile
OJSC Altaienergo	Kazakhstan
OJSC Ust-Kamenogorsk Heat Networks	Kazakhstan
Open Joint Stock Company Ayagouz Electricity Networks	Kazakhstan
Open Joint Stock Company Leninogorskaya TETS	Kazakhstan
Open Joint Stock Company Semipalatinsk Electricity Distribution Networks	Kazakhstan
Open Joint Stock Company Semipalatinskie TETS	Kazakhstan
Open Joint Stock Company Shulbinskaya GES	Kazakhstan
Open Joint Stock Company Ust-Kamenogorsk TETS	Kazakhstan
Operaciones Internacionales EDC, C.A.	Venezuela
ORBCOMM Colombia, S.A.	Colombia
Orissa Power Generation Corporation Limited	India
Parana Empreendimentos Ltda.	Brazil
Parana LLC	Delaware
Placerita Oil Co., Inc.	Delaware
Planet Services, Inc.	Delaware
PlanetService, Inc.	Delaware
PlanetServices.Com, Inc.	Delaware
Proelectrica Investment Co.	Cayman Islands
Proelectrica Sub I, Co. GP, Ltd.	Cayman Islands

Proelectrica Sub II, Co. Ltd.	Cayman Islands
Proelectrica Sub III, Co. Ltd.	Cayman Islands
Proelectrica Sub IV, Co. Ltd.	Cayman Islands
Proelectrica Sub V, Co. Ltd.	Cayman Islands
QST Enterprises Inc.	
Quebrada de Ullum	Argentina
Ras Laffan Power Company Limited	Qatar
Riverside Canal Power Company	California
San Francisco Energy Company, L.P.	Delaware
Semipalatinsk Electricity Transportation Company Closed Joint Stock Company	Kazakhstan
Servicios EDC, C.A.	Venezuela
SFS Corporation	New Hampshire
Shazia S.R.L.	Argentina
Sino-American Energy, Inc.	British Virgin Islands
Sociedad Anonima Domestica de Gas Domegas	Venezuela
Sociedad Electrica Santiago S.A.	Chile
Somerset Railroad Corporation	New York
Southern Electric Brazil Participacoes, Ltda.	Brazil
Star Field Services Company	Delaware
Star Natural Gas Company	Delaware
Store Heat and Produce Energy, Inc.	Indiana
Sycamore Ridge Co., L.L.C.	Delaware
Tau Power BV	The Netherlands
TD Communications Holdings	Cayman Islands
TDC Colombia, S.A.	Colombia
Telematica EDC, C.A.	Venezuela
TERMOANDES S.A.	Argentina
Termocandelaria GP LLC	Delaware
Termocandelaria Holdings Co. LLC	Delaware
Termocandelaria Investment Co.LLC	Delaware
Termocandelaria Sub I LLC	Delaware
Termocandelaria Sub II LLC	Delaware
Termocandelaria Sub III LLC	Delaware
Terneuzen Cogen B.V.	The Netherlands
The AES Barry Foundation	United Kingdom
Thermendota, Inc.	California
Thermo Ecotek BV	The Netherlands
Thermo Ecotek Corporation	Delaware
Thermo Ecotek Europe Holdings B.V.	The Netherlands
Thermo Ecotek International Holdings, Inc.	Cayman Islands
Thermo Euro Ventures, s.r.o.	Czech Republic
Thermo Fuels Company, Inc.	California
ThinkAES, Inc.	Delaware
Tiete Participacoes Ltda.	Brazil

Titan Energy of Georgia, Inc.	Delaware
Totem Gas Storage Company, LLC	Colorado
Totem Power, LLC	Colorado
Transmission Management Services, L.L.C.	Delaware
United Energy Management, Inc.	Delaware
Vant Communications Ltda.	Brazil
West County Generation, LLC	Delaware
Whitefield Power and Light Company	New Hampshire
Wildwood Funding, Ltd.	Cayman Islands
Wildwood II, Ltd.	Cayman Islands
Wildwood Trust	Cayman Islands
Wuhu Shaoda Electric Power Development Co. Ltd.	China
Yangcheng International Power Generating Co. Ltd.	China
Yangchun Fuyang Diesel Engine Power Co. Ltd.	China
Zarnowicka Elektrownia Gazowa Sp.zo.o.	Poland

K

A description of the Reorganization is contained in the direct testimony of Mr. Gary Rainwater. There are no organizational documents, such as amendments to articles of incorporation, required to effectuate the Reorganization. Copies of other regulatory filings with the Federal Energy Regulatory Commission and the Securities and Exchange Commission will be provided as those filings are made.

L

Statement of Costs and Fees

(in $millions)

Transaction Costs	
Investment Bankers, Legal and Accounting, Other Consulting	$14
One-Time Transition Expenses	
Severance, Separation and Relocation	$10
Facilities Integration	1
Communications	2
Systems Coordination	12
	$25

M

ALLOCATION METHODS

The relevant allocation methods are referenced in the affiliate agreements provided at Tab N.

N

AFFILIATE AGREEMENTS

1) General Services Agreement between Ameren Services Company and Central Illinois Light Company

2) Fuel Services Agreement between Ameren Energy Fuels and Services Company and Central Illinois Light Company

SERVICES AGREEMENT

Between

AMEREN SERVICES COMPANY

And

CENTRAL ILLINOIS LIGHT COMPANY,
D/b/a AmerenCILCO

THIS AGREEMENT, made and entered into this ________ day of _____________, _______ by and between AMEREN SERVICES COMPANY (hereinafter sometimes referred to as "Service Company"), a Missouri corporation and CENTRAL ILLINOIS LIGHT COMPANY, d/b/a AmerenCILCO ("AmerenCILCO"), an Illinois corporation, and its subsidiaries, both of which are hereinafter sometimes referred to collectively as "Parties", and singularly as "Party";

WITNESSETH:

WHEREAS, Ameren Corporation is registered under the terms of the Public Utility Holding Company Act of 1935 (the "Act"); and

WHEREAS, AmerenCILCO and its subsidiaries (hereinafter referred to as "Client Company") desire to enter into this Agreement providing for the performance by Service Company for the Client Company of certain services more particularly set forth herein; and

WHEREAS, Service Company is organized, staffed and equipped and is authorized by the Securities and Exchange Commission ("the SEC" or "the Commission") to be a subsidiary service company under Section 13 to render to Ameren Corporation, and other subsidiaries of Ameren Corporation, certain services as herein provided; and

WHEREAS, to maximize efficiency, and to achieve acquisition related savings, the Client Company desires to avail itself of the advisory, professional, technical and other services of persons employed or to be retained by Service Company, and to compensate Service Company appropriately for such services; and

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the Parties hereto agree as follows:

Section 1. Agreement to Furnish Services

Service Company agrees to furnish to Client Company upon the terms and conditions herein provided, the services hereinafter referred to and described in Section 2, at such times, for such period and in such manner as Client Company may from time to time request. Service Company will keep itself and its personnel available and competent to render to Client Company such services so long as it is authorized to do so by the appropriate federal and state regulatory agencies.

Section 2. Services to be Performed

The services to be provided by Service Company hereunder may, upon request, include the services as set out in Schedule 1, attached hereto and made a part hereof. Schedule 1 will be revised as necessary.

In addition to the Services set out in Schedule 1, Service Company shall render advice and assistance in connection with such other matters as Client Company may request and Service Company determines it is able to perform with respect to Client Company's business and operations.

Section 3. Compensation of Service Company

As compensation for such services rendered to it by Service Company, Client Company hereby agrees to pay to Service Company the cost of such services, computed in accordance with applicable rules and regulations (including, but not limited to, Rules 90 and 91) under the Act and appropriate accounting standards.

Compensation to be paid by Client Company shall include direct charges and Client Company's

fairly allocated pro rata share of certain of Service Company's costs, determined as set out on Schedule 2, attached hereto and made a part hereof.

Section 4. Securities and Exchange Commission Rules

It is the intent of the Parties that the determination of the costs as used in this Agreement shall be consistent with, and in compliance with the rules and regulations of the SEC, as they now read or hereafter may be modified by the Commission.

Section 5. Service Requests

Services will be performed in accordance with a Service Request system, consisting of work orders established to capture the various types of costs incurred by Service Company. Costs will be charged to the appropriate service requests, which will then be the basis for the billing of costs to Client Company.

Section 6. Payment

Payment shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the applicable companies.

Payment shall be accomplished on a monthly basis, and remittance or accounting entries shall be completed within 60 days of billing.

Section 7. Ameren Corporation

Except as authorized by rule, regulation, or order of the SEC, nothing in this Agreement shall be read to permit Ameren Corporation, or any person employed by or acting for Ameren Corporation, to provide services for other Parties, or any companies associated with said Parties.

Section 8. Effective Date and Termination

This Agreement is subject to the consent and approval of all applicable regulatory agencies, and shall become effective after all such consents and approvals have been obtained. This Agreement shall remain in effect from said date unless terminated by mutual agreement or by any Party giving at least

sixty days' written notice to the other Party prior to the beginning of any calendar year, each Party fully reserving the right to so terminate the Agreement.

This Agreement may also be terminated to the extent that performance may conflict with any rule, regulation or order of the SEC adopted before or after the making of this Agreement.

Section 9. Assignment

This Agreement and the rights hereunder may not be assigned without the mutual written consent of all Parties hereto.

Section 10. Appointment of Service Company as Agent

Client Company hereby appoints Service Company as Agent to represent the Client Company in performing the services described in Section 2 above. Client Company also authorizes Service Company to purchase (i.e. take title to) various commodities and goods, and to resell (i.e. convey title to) such commodities and goods to Client Company in the course of performing the services described in Section 2. Any resale of such commodities and goods by Service Company to the Client Company shall be at the costs incurred by Service Company for its purchase of such items. Service Company shall be accountable for all funds advanced or collected on behalf of a Client Company in connection with any transaction in respect of which Service Company provides services. The provision of services by Service Company pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be subject to any limitations contained in authorizations, rules or regulations of those governmental agencies, if any, having jurisdiction over Service Company or such provision of services.

Section 11. Third Party Reliance on Agency Agreement

The Client Company has duly and properly appointed Service Company as its Agent. Service Company has the full power and authority to transact business on behalf of the Client Company, and, in

particular, to transact for the purchase and sale of the commodities and services discussed above on behalf of the Client Company. In furtherance of the authority referred to above, Service Company has the right and power, whether or not under seal, to execute and deliver on behalf of the Client Company such documents and agreements as may be required in such business transactions without delivering proof to any person of its authority to do so. The Client Company will be legally bound by the terms of any agreement or contract entered into by Service Company and will be responsible for satisfying any obligations of Service Company under any such agreement or contract. The Client Company shall be bound by the terms of any contract or agreement entered into by Service Company; and the obligations under such contract or agreement, including any payment or financial obligations, will be the obligations of the Client Company, and enforceable against it.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and attested by their authorized officers as of the day and year first written above.

AMEREN SERVICES COMPANY

By ______________________________

Title ____________________________

ATTEST:

By ______________________

Title ____________________

CENTRAL ILLINOIS LIGHT COMPANY

By ________________________________

Title ____________________________

ATTEST:

By ______________________

Title ___________________

DESCRIPTION OF EXPECTED SERVICES TO BE PROVIDED BY AMEREN SERVICES COMPANY AND EXPECTED DIRECT COST ALLOCATION FACTORS, As Amended As Of June 6, 2001

Description of Expected Services to be Provided

A description of the expected services to be provided by Service Company is detailed below. Identifiable costs for all of the functional organizations listed below will be directly charged to Client Company, whenever possible.

For costs that cannot be directly assigned or distributed, the expected direct cost allocation factors are reflected below for each Service Company department.

a) Building Service

Description - Provide facility management services for owned and leased facilities, excluding power plants. To the extent that leasing arrangements are established between Service Company and/or Client Company lease costs will include rent for space occupied and applicable services, such as operation and maintenance of structures, capital improvements, interior space planning, security and janitorial. As appropriate, lease costs will be allocated based on square feet occupied and the allocation factors listed below.

Expected Allocation Factors - 1) number of employees; 2) operations and maintenance labor; 3) total capitalization; and 4) total assets

b) Controller's

Description - Perform all accounting services necessary to properly maintain and report on the books and records of Client Company. Provide investor relations services.

Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

c) Corporate Communications

Description - Develop strategies for advertising and marketing efforts, develop employee communication programs, coordinate community relations efforts and develop policies and procedures for media relations.

Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

d) Corporate Planning

Description - Provide rate engineering, regulatory, resource planning and business analysis services.

Expected Allocation Factors - 1) composite*; 2) kwh sales; 3) peak load [electric]; 4) total capitalization; and 5) total assets

e) Customer Services/Division Support

Description - Answer customer inquiries pertaining to electric/gas service usage and perform credit activities. Provide technical support relating to planning, engineering, constructing and operating the distribution and transmission systems. Provide technical support and maintenance of protective relay schemes, station meter work, system testing and data acquisition systems.

Expected Allocation Factors - 1) number of customers; 2) number of employees; and 3) operations and maintenance labor

f) Economic Development

Description - Provide community and business development services, as well as natural gas development services. Analyze community and business development opportunities.

Expected Allocation Factors - 1) number of customers; 2) sales [kwh and dekatherm]; 3) total capitalization; and 4) total assets

g) Energy Supply

Coordinate the use of the generating, transmission and interconnection facilities to provide economical and reliable energy.

Expected Allocation Factors - 1) kwh sales

h) Engineering and Construction

Description - Provide professional services related to engineering studies, design, procurement, planning, building and management of projects. Study technology that may reduce costs of producing, delivering and using electricity. Also provide transmission and substation maintenance and System Planning (T&D) services.

Expected Allocation Factors - 1) peak load [electric]; 2) generating capacity; and 3) construction expenditures

i) Environmental Services & Safety

Description - Perform analysis and advocacy of regulatory and legislative issues in the areas of environment, health and safety. Communicate final regulatory requirements to operating groups. Provide assistance and support and compliance review in meeting those requirements. Oversee hazardous substance site investigation and remediation activities.

Expected Allocation Factors - 1) number of employees; 2) generating capacity; 3) operations and maintenance labor; and 4) construction expenditures

j) Executive

Description - Provide executive management duties for all applicable activities at the department, function and officer levels.

Expected Allocation Factors - 1) total capitalization; 2) total assets; and 3) sales [kwh and dekatherm]

k) General Counsel

Description - Provide general legal advice related to all applicable activities and legal services in regards to litigation, legislative activities, regulatory agencies and security matters. Make regulatory filings, maintain minutes of the board of directors, conduct stockholder meetings and procure property and casualty insurance bonds.

Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

l) Human Resources

Description - Administer and negotiate employee benefits including pensions, major medical, long-term disability, life insurance, defined contribution plans, executive benefit and flexible spending plans. Provide employment services, including required regulatory reporting and maintenance of personnel records. Provide employee training and communications services. Also provide executive payroll and pension disbursement services.

Expected Allocation Factors - 1) number of employees; 2) total capitalization; 3) total assets; and 4) operation and maintenance labor

m) Industrial Relations

Description - Negotiate, represent and administer provisions of labor agreements applicable to unions representing union employees.

Expected Allocation Factors - 1) number of employees; and 2) operation and maintenance labor

n) Information Services

Description - Provide for the development and operation of computer software, telecommunications and other equipment used to conduct business and engineering activities. Maintain all billing records and process customer meter readings.

Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; 4) CPU cycles; and 5) operation and maintenance labor

o) Internal Audit

Description - Audit company operations, perform operational and productivity reviews, review justifications for capital projects and perform quality assurance reviews.

Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; and 4) operation and maintenance labor

p) Marketing

Description - Provide marketing services including account management, program development, market research and customer energy services.

Expected Allocation Factors - 1) sales [kwh and dekatherm]; and 2) total assets

q) Acquisition Coordination

Description - Monitor programs to achieve savings, Acquisition costs and position reductions as they relate to the implementation plans.

Expected Allocation Factors - 1) composite*; 2) total capitalization; and 3) total assets

r) Motor Transportation

Description - Provide engineering, support, and mechanical servicing of vehicles, procurement of vehicles and safety and training programs.

Expected Allocation Factors - 1) number of vehicles

s) Purchasing

Description - Provide procurement of goods and services other than fuel. Provide materials inventory management services.

Expected Allocation Factors - 1) composite*; 2) total assets; and 3) construction expenditures

t) Real Estate

Description - Acquire necessary land rights and permits including coordination of site selection. Maintain existing land rights while permitting licenses and leases to minimize investment or costs of holding property.

Expected Allocation Factors - 1) composite*; 2) number of customers; and 3) total assets

u) Stores

Description - Provide clerical, stenographic, administrative and Electronic Data systems support. Provide engineering support and manage and direct stores operations.

Expected Allocation Factors - 1) composite*

v) Tax

Description - Research and consult on tax issues in connection with federal, state and local tax compliance and planning matters, including the preparation and filing of returns.

Expected Allocation Factors - 1) composite*; 2) current tax expense; 3) total capitalization; and 4) total assets

w) Treasurer's

Description - Provide treasury operation, mailing, financial planning, and investment services.

Expected Allocation Factors - 1) composite*; 2) number of customers; 3) number of employees; 4) total capitalization; and 5) total assets

*Composite consists of the following three factors (equal weight to each factor):
Sales (kwh and dekatherm)
Number of customers
Number of employees

Allocation Factors

The following allocation factors will be utilized as outlined above.

Number of Customers - Based on the number of customers (electric and/or gas) at the end of the most recent calendar year. The numerator of which is for an Operating Company (either CIPS or UE) and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Sales - Based on the sales volume (kwh and/or dekatherms) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Employees - Based on the number of employees (contract and/or non-contract, or electric operating and/or gas operating) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Composite - Based on an equal weighting Sales (kwh & dekatherm), Number of Customers (total), and Number of Employees (total) allocation factors. The numerator of which is the simple average of the above three factors for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually and/or at such time as may be required due to a

significant change in circumstances.

Operations & Maintenance Labor - Based on the Operations & Maintenance Labor (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Revenues - Based on revenues (electric and/or gas) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and/or affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change in circumstances.

Total Capitalization - Based on total capitalization (total common stockholder's equity, preferred stock, and long term debt) at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Total Assets - Based on total assets at the end of the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Construction Expenditures - Based on construction expenditures for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (electric) - Based on the highest monthly maximum megawatt load (60-minute integration) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Peak Load (gas) - Based on the highest daily send out in therms (excluding transportation) for the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Generating Capacity (nameplate) - Based on installed capacity nameplate ratings at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances

Gas Throughput - Based on gas throughput in dekatherms (sales and transportation) for the most recent calendar year. The numerator of which is for an Operating Company. The denominator of

which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

CPU Cycles - Based on cpu cycles (by application) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Current Tax Expense - Based on taxes charged (income and other) for the most recent calendar year. The numerator of which is for an Operating Company or an affected affiliate company. The denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

Number of Vehicles - Based on number of vehicles at the end of the most recent calendar year. The numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, and/or at such time as may be required due to a significant change in circumstances.

In addition to the allocation factors listed above, appropriate direct allocations will be made for costs benefiting a single affiliate. Indirect allocations will also be made to all affiliates, including non-regulated companies and Ameren Corporation (AMC).

It may be necessary to allocate a percentage of total costs allocated to non-regulated companies or AMC (see below). This will be done as a sub-factor of existing allocation factors. For example, allocating a percentage of customer service costs to non-regulated companies and allocating remaining costs based on number of customers. Also, allocating a percentage of video presentation costs to AMC and allocating remaining costs based on capitalization.

Non-Regulated - Based on a percentage of total costs allocated to non-regulated companies when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to non-regulatory companies, the remaining costs will be allocated to AMC and/or its subsidiaries, as appropriate, based upon one of the factors above.

Corporate - Based on a percentage of total costs allocated to AMC when existing allocation methods do not adequately reflect the level of services or benefits received. After allocating this percentage of total costs to AMC, the remaining costs will be allocated based upon one of the factors above.

AMEREN SERVICES
EXPECTED ALLOCATED DIRECT COST FACTORS

ALLOCATION NUMBER	DESCRIPTION
001A	Composite*
001B	Composite (w/ % to CIC and UDC)*
001C	Composite (w/ % to UDC)*
001D	Composite (Dekatherm & Customers-IL)**
001E	Composite (Dekatherm & Customers)**
001F	Composite (KWH & Customers-IL)**
001G	Composite (UE/CIPS)*
001H	Composite (UE/CIPS w/ % to CIC and UDC)*
001I	Composite (UE/CIPS w/ % to UDC)*
002A	Number of customers
002B	Number of gas transportation customers
002C	Number of electric customers
002D	Number of gas customers
002E	Number of customers (w/ % to UDC)
002F	Number of customers (IL non-residential electric)
002G	Number of customers (IL non-residential gas)
002H	Number of customers (IL non-residential)
002I	Number of customers (IL)
003A	Sales (kwh and dekatherm)
003B	Kwh sales
003C	Dekatherm sales
004A	Number of employees
004B	Number of contract employees
004C	Number of non-contract employees
004D	Number of AMS & UE employees
004E	Number of AMS & CIPS employees
004F	Number of UE & CIPS employees
004G	Number of UE & CIPS non-contract employees
005A	O&M labor
005B	O&M labor (Electric)
005C	O&M labor (Gas)
006A	Total revenues
006B	Electric revenues
006C	Gas revenues
007A	Total capitalization
007B	% to Ameren Corporation/total capitalization
008A	Total assets
008B	Total assets (UE & CIPS)
009A	Construction expenditures
010A	Peak load (electric)
010B	Peak load (gas)
011A	Generating capacity (Nameplate)
011B	Generating capacity (Coal)
012A	Gas throughput (includes transportation)
012B	Total electric net output
013A	CPU cycles - mainframe
013B	CPU cycles - UNIX
015A	Current tax expense
016A	Number of vehicles

*Composite consists of the following three factors (equal weight to each factor):
Sales (kwh and dekatherm)
Number of customers
Number of employees

**Composite consists of the following two factors (equal weight to each factor):
Sales
Number of customers

FUEL AND NATURAL GAS SERVICES AGREEMENT

Between

AMEREN ENERGY FUELS AND SERVICES COMPANY

And

CENTRAL ILLINOIS LIGHT COMPANY,
D/b/a AmerenCILCO

THIS FUEL AND NATURAL GAS SERVICES AGREEMENT, made and entered into as of _______________ by and between **AMEREN ENERGY FUELS AND SERVICES COMPANY** ("AFS"), an Illinois corporation; and **CENTRAL ILLINOIS LIGHT COMPANY,** d/b/a AmerenCILCO ("AmerenCILCO"), an Illinois corporation, and its subsidiaries ("Client Company") (AFS and Client Company hereinafter sometimes referred to individually as a "Party" and collectively as the "Parties");

W I T N E S S E T H:

WHEREAS, AFS and Client Company are subsidiaries of Ameren Corporation ("Ameren"), a registered holding company under the Public Utility Holding Company Act of 1935 ("the Act"), and, together with Ameren's other direct and indirect subsidiaries, form the Ameren System; and

WHEREAS, AFS is engaged in services relating to the procurement and management of a variety of energy related commodities, including coal, petroleum coke, alternative fuels, propane, limestone, natural gas, oil, ash, weather contracts, and emissions contracts; and

WHEREAS, AFS has assembled a highly-trained staff and developed and acquired various capabilities, programs, systems and other resources in order to provide the aforementioned services to Client Company, to other Ameren affiliates, and to non-affiliates as requested; and

WHEREAS, Client Company desires to obtain services from AFS in the areas of fuel and natural gas procurement and management, emissions management, ash management, and other services relating to the Client Company's electric and gas utility operating functions, and to the businesses of any subsidiaries of Client Company; and

WHEREAS, economies and increased efficiencies will result from the performance by AFS of certain support services for Client Company that would enable Client Company to operate more efficiently; and

WHEREAS, subject to the terms and conditions herein described, AFS will render such services and provide such resources to Client Company at cost, determined in accordance with applicable rules, regulations and orders of the Securities and Exchange Commission ("the Commission");

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the Parties hereto agree as follows:

Section 1. Agreement to Furnish Services

AFS agrees to furnish to Client Company and its subsidiaries, if any, upon the terms and conditions herein provided, the services hereinafter referred to and described in Section 2, at such times, for such period and in such manner as Client Company may from time to time request. AFS will keep itself and its personnel available and competent to render to Client Company such services so long as it is authorized to do so by the appropriate federal and state regulatory agencies.

Section 2. Services to be Performed

AFS agrees to provide to the Client Company the following services: 1) to provide resources necessary to procure coal and other fuel and related transportation, and to manage such items and assets, including resale and risk management activities, for the power plants of AmerenCILCO's subsidiary, Central Illinois Generation, Inc. ("CIGI"); 2) to provide resources necessary to procure natural gas supply, storage and pipeline transportation capacity, and to manage such items and assets, including resale and risk management activities for the Client Company; 3) to provide and manage other energy related commodities, including but not limited to petroleum coke, alternative fuels, propane, limestone, oil, ash, emissions contracts, and weather contracts; 4) to provide planning and budgeting, business reporting, transaction administration, rail car and other fuel related asset management, operational coordination, contract and counter-party administration, regulatory reporting, support and compliance, ash management activities, management of emissions accounts, and the negotiation, execution and administration of contracts between the Client Company and third parties necessary to facilitate the above; and 5) to provide other related activities as requested.

In addition to the services set forth above, AFS shall render advice and assistance in connection with such other matters as Client Company may request and AFS determines it is able to perform with respect to Client Company's business and operations.

Section 3. Compensation of AFS

As compensation for services requested by Client Company and rendered to them by AFS, Client Company hereby agrees to reimburse AFS for all costs properly chargeable or allocable thereto, as controlled through a work order procedure. Costs shall be computed in accordance with applicable rules

and regulations (including, but not limited to, Rules 90 and 91) under the Act and appropriate accounting standards.

Section 4. Work Orders

Services will be performed and billed in accordance with a work order system established to capture the various types of costs incurred by AFS. Costs will be charged to the appropriate work orders, which will then be the basis for the billing of costs to Client Company.

Section 5. Payment

Payment shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the applicable companies.

Payment shall be accomplished on a monthly basis, and remittance or accounting entries shall be completed within 60 days of billing.

Section 6. Appointment of AFS as Agent

Client Company hereby appoints AFS as Agent to represent the Client Company in performing the services described in Section 2 above. Client Company also authorizes AFS to purchase (i.e. take title to) fuel, natural gas, and other energy related commodities and goods, and to resell (i.e. convey title to) such commodities and goods to Client Company in the course of performing the services described in Section 2. Any resale of fuel, natural gas, and other energy related commodities and goods by AFS to the Client Company shall be at the costs incurred by AFS for its purchase of such items. AFS shall be accountable for all funds advanced or collected on behalf of a Client Company in connection with any transaction in respect of which AFS provides services. The provision of services by AFS pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be

subject to any limitations contained in authorizations, rules or regulations of those governmental agencies, if any, having jurisdiction over AFS or such provision of services.

Section 7. Third Party Reliance on Agency Agreement

The Client Company has duly and properly appointed AFS as its Agent. AFS has the full power and authority to transact business on behalf of the Client Company, and, in particular, to transact for the purchase and sale of the commodities and services discussed above on behalf of the Client Company. In furtherance of the authority referred to above, AFS has the right and power, whether or not under seal, to execute and deliver on behalf of the Client Company such documents and agreements as may be required in such business transactions without delivering proof to any person of its authority to do so. The Client Company will be legally bound by the terms of any agreement or contract entered into by AFS and the obligations under such contract or agreement, including any payment or financial obligations, will be the obligations of the Client Company, and enforceable against it.

Section 8. Effective Date and Termination

This Agreement is subject to the consent and approval of all applicable regulatory agencies, and if so approved in its entirety, shall become effective as of the date of such approvals, and shall remain in effect from said date unless terminated by mutual agreement or by any Party giving at least six months written notice to the other Parties, each Party fully reserving the right to so terminate the Agreement.

Section 9. Assignment

This Agreement and the rights hereunder may not be assigned without the mutual written consent of all Parties hereto.

Section 10. Miscellaneous

This Agreement shall be binding upon the successors and assigns of the Parties hereto, provided that AFS shall not be entitled to assign or subcontract out any of its obligations under this Agreement without the prior written approval of Client Company. This Agreement may not be modified or amended in any respect except in writing executed by the Parties hereto. This Agreement shall be construed and enforced under and in accordance with the laws of the State of Missouri. This Agreement may be executed in counterparts, each one of which when fully executed shall be deemed to have the same dignity, force and effect as if the original. No provision of this Agreement shall be deemed waived nor breach of this Agreement consented to unless such waiver or consent is set forth in writing and executed by the Party hereto making such waiver or consent.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

AMEREN ENERGY FUELS AND SERVICES COMPANY

By: ______________________________

Title: ______________________________

CENTRAL ILLINOIS LIGHT COMPANY, d/b/a AmerenCILCO

By: ______________________________

Title: ______________________________

TRANSFERRED ASSETS AND INFORMATION

No plant in service will transfer from Central Illinois Light Company ("CILCO") to any other entity. Mr. Craig Nelson discusses the transfer of CILCO's retail marketing business to Ameren Energy Marketing Company in connection with the restructuring of CILCO's post-closing operations.

P

FORECAST OF CILCO'S CAPITAL REQUIREMENTS

1) Projected Capital Requirements – Attached

2) Sources of Capital – Discussed in the Direct Testimony of Brenda Freeman and Warner Baxter

3) Range of Projected Capital Structure – Discussed in the Direct Testimony of Brenda Freeman

4) Assumptions – Attached

CONFIDENTIAL
Central Illinois Light Company
Forecast of Capital Requirements

(Thousands of dollars)

	2002	2003	2004	2005	2006	2007
I. Projected Capital Requirements						
Projected Capital Expenditures *Reflects CILCO Expenditures (i.e., existence of CIGI)*	$ 131,000	$ 40,200	$ 40,200	$ 40,800	$ 41,400	$ 42,000
Add: Incremental Capital Expenditures proposed by Ameren *(see testimony of Craig Nelson)*	-	15,125	15,140	4,340	4,405	4,472
Projected Capital Expenditures Post-Acquisition	$ 131,000	$ 55,325	$ 55,340	$ 45,140	$ 45,805	$ 46,472

II. Sources of Capital

Internally generated funds
Short-term debt
Long-term debt
Preferred Stock
Common Stock

The forecasted capital expenditures are expected to be sourced through a combination of (i) internally generated funds, (ii) issuance of short-term debt, and (iii) dividends from Central Illinois Generation, Inc. (CIGI).

III. Range of Projected Capital Structure

Capital Structure as of 12/31/2001		
Current Maturities of Long Term Debt	1,400	0.21%
Short Term Debt	43,000	6.44%
Long Term Debt	242,730	36.33%
Total Debt	287,130	42.98%
Preferred Stock	41,120	6.15%
Common Stock	339,901	50.87%
Total Stockholders Equity	381,021	57.02%
Total Capitalization	$ 668,151	100.00%

Note: Have included short-term debt in the capital structure as of 12/31/2001 since CILCO received permission from the Commission to replace short-term debt with a two-year term loan of $100 million.

Without the Acquisition Transaction
The common equity component of the capital structure for ICC purposes is not expected to deviate markedly from current levels (i.e., range from the current level of 51% to approximately 56% in 2007). The total debt component of the capital structure for ICC purposes is expected to decline from the current level of 43% to approximately 39% by 2007.

With the Acquisition Transaction
The capital structure will not change materially as a result of the acquisition transaction. The debt to total capitalization ratio will decline to approximately 42% by 2007. The common equity component would be approximately 54% by 2007, after including the effects of the acquisition transaction.

IV. Assumptions Underlying Forecast

Ameren does not intend to eliminate CILCORP at the time of the reorganization or at any time in the near future.

CILCO will continue to operate as a separate company and will not be merged into either of the two existing Ameren utilities.

Energy delivery capital expenditures for CILCO approximate recent historical levels. The acquisition transaction will result in increased capital expenditures for proposed Ameren enhancements as outlined in the Direct Testimony of Craig Nelson.

Capital structure for ICC purposes is not expected to deviate markedly from historical levels.

Transfer of generation assets to CIGI is reflected in projections. CIGI capital expenditures for 2002 will occur at the utility prior to the transfer.

CONFIDENTIAL
Central Illinois Light Company
Forecast of Capital Requirements

The information on this page has been redacted due to its confidential nature.

CONFIDENTIAL

Central Illinois Light Company
Comparison of Capital Structure
With and Without Acquisition Transaction
2001 - 2007

Without Transaction
with 2002 funding for CIGI capex at CILCO

	2001		2002		2003		2004		2005		2006		2007	
Capital Structure														
Current Maturities of Long Term Debt	1,400	0.21%	26,750	3.6%	3,300	0.5%	16,000	2.2%	-	0.0%	50,000	7.0%	-	0.0%
Short Term Debt	43,000	6.44%	107,600	14.5%	118,200	16.1%	106,500	14.7%	108,200	15.1%	94,200	13.2%	129,500	18.4%
Long Term Debt	242,730	36.33%	215,980	29.2%	212,680	29.0%	196,680	27.1%	196,680	27.4%	146,680	20.6%	146,680	20.9%
Total Debt	287,130	42.98%	350,330	47.3%	334,180	45.6%	319,180	44.0%	304,880	42.4%	290,880	40.9%	276,180	39.3%
Preferred Stock	41,120	6.15%	41,120	5.6%	40,020	5.5%	38,920	5.4%	37,820	5.3%	36,720	5.2%	35,620	5.1%
Common Stock	339,901	50.87%	349,097	47.1%	358,600	48.9%	367,789	50.7%	375,945	52.3%	383,772	54.0%	391,312	55.7%
Total Equity	381,021	57.02%	390,217	52.7%	398,620	54.4%	406,709	56.0%	413,765	57.6%	420,492	59.1%	426,932	60.7%
Total Capitalization	$ 668,151	100.00%	$ 740,547	100.0%	$ 732,800	100.0%	$ 725,889	100.0%	$ 718,645	100.0%	$ 711,372	100.0%	$ 703,112	100.0%

With Transaction
with 2002 funding for CIGI capex at CILCO

	2001		2002		2003		2004		2005		2006		2007	
Capital Structure														
Current Maturities of Long Term Debt	1,400	0.21%	26,750	3.6%	3,300	0.4%	16,000	2.1%	-	0.0%	50,000	6.8%	-	0.0%
Short Term Debt	43,000	6.44%	107,600	14.5%	131,700	17.6%	131,700	17.5%	133,400	17.9%	119,800	16.3%	155,500	21.3%
Long Term Debt	242,730	36.33%	215,980	29.2%	212,680	28.5%	196,680	26.2%	196,680	26.4%	146,680	19.9%	146,680	20.1%
Total Debt	287,130	42.98%	350,330	47.3%	347,680	46.6%	344,380	45.8%	330,080	44.4%	316,480	42.9%	302,180	41.5%
Preferred Stock	41,120	6.15%	41,120	5.6%	40,020	5.4%	38,920	5.2%	37,820	5.1%	36,720	5.0%	35,620	4.9%
Common Stock	339,901	50.87%	349,097	47.1%	358,924	48.1%	368,125	49.0%	376,135	50.6%	383,797	52.1%	391,147	53.7%
Total Equity	381,021	57.02%	390,217	52.7%	398,944	53.4%	407,045	54.2%	413,955	55.6%	420,517	57.1%	426,767	58.6%
Total Capitalization	$ 668,151	100.00%	$ 740,547	100.0%	$ 746,624	100.0%	$ 751,425	100.0%	$ 744,035	100.0%	$ 736,997	100.0%	$ 728,947	100.0%

CONFIDENTIAL

Central Illinois Light Company
Comparison of Capital Structure
With and Without Acquisition Transaction
2001 - 2007

The information on this page has been redacted due to its confidential nature.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

Exhibit D-3

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation Central Illinois Light Company and Medina Valley Cogen, L.L.C.	))))))))))	Docket No. EC02- -000

JOINT APPLICATION

July 19, 2002

Volume 1 of 2

JONES, DAY, REAVIS & POGUE
51 LOUISIANA AVENUE, N.W.
WASHINGTON, D.C. 20001-2113
TELEPHONE: 202-879-3939 • FACSIMILE: 202-626-1700

WRITER'S DIRECT NUMBER:
202-879-3883
cedowns@jonesday.com

July 19, 2002

VIA HAND DELIVERY

Magalie R. Salas
Secretary
Federal Energy Regulatory Commission
888 First Street, NE
Washington, DC 20426

Re: Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation, Central Illinois Light Company and Medina Valley Cogen, L.L.C., Docket No. EC02- -000

Dear Ms. Salas:

Ameren Services Company ("Ameren"), on behalf of the Public Utility Company Subsidiaries of Ameren Corporation, Central Illinois Light Company ("CILCO") and Medina Valley Cogen, L.L.C. ("Medina") (collectively, "Applicants") hereby submit for filing the original and eight (8) copies of their joint application for approval, pursuant to Section 203 of the Federal Power Act and Part 33 of the Commission's regulations, of Ameren Corporation's acquisition from the AES Corporation of CILCORP, CILCO's parent, and Medina ("Application"). The filing conforms to the requirements of the Commission's Merger Policy Statement, 77 FERC ¶ 61,263 ("Policy Statement"), and Part 33 of the Commission's regulations.

Copies of the Application have been served by overnight mail on the parties listed in Attachment A hereto.

The Applicants request that the following persons be placed on the official service list for the receipt of all communications and filings regarding this application:

Steven R. Sullivan
Vice President, General Counsel
and Secretary
Ameren Corporation
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103

Joseph H. Raybuck
Ameren Services Company
One Ameren Plaza
St. Louis, MO 63166-6149

Christopher W. Flynn
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, IL 60601-1692

Clifford M. (Mike) Naeve
Skadden, Arps, Slate, Meagher
& Flom, LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111

Clark Evans Downs
Jones, Day, Reavis & Pogue
51 Louisiana Avenue, N.W.
Washington, D.C. 20002-2113

Mark J. McGuire
McGuireWoods LLP
1050 Connecticut Avenue, N.W., Suite 1200
Washington, D.C. 20036-5317

Please treat this letter as a request under 18 C.F.R. § 388.112 for privileged treatment of certain data supporting Mr. Frame's Appendix A analysis as well as the computer model developed by Analysis Group/Economics and used by Mr. Frame to conduct his analysis. Pursuant to Section 33.8 of the Commission's regulations, 18 C.F.R. § 33.8, copies of compact disks containing electronic files of the computer model and the confidential data are included with the original and three copies of the Application.

The confidential supporting data consists of Ameren's load and energy pricing information. Such information is typically not disclosed to the public. The public disclosure of such information would result in competitive harm to Ameren. Mr. Frame's computer model was developed at considerable time and expense by Analysis Group/Economics and is commercially valuable. Release of the model would result in commercial harm to Analysis Group/Economics. Copies of Ameren's confidential information will be made available to those entities that enter into a confidentiality agreement with Ameren. Copies of the model will be made available to entities that execute a confidentiality agreement with Analysis Group/Economics. Martin Kirkwood of Jones, Day, Reavis & Pogue can be contacted at 202-879-3934 regarding the confidential Ameren information. Mr. Sam Rosenthal may be contacted at 202-530-3983 for information regarding the Analysis Group/Economics' model. The undersigned is authorized to state that the commitments made herein are acceptable to Analysis Group/Economics.

The applicants request that the Commission consider this application on an expedited basis and without an evidentiary hearing.

Sincerely,

Clark Evans Downs

Enclosure
cc: Michael Coleman
Janice MacPherson
James L. Akers, Jr.

WA - 1306289

Service List

Sherrie N. Rutherford
Cinergy Corp.
139 E. Fourth Street, 29th Floor
Cincinnati, OH 45202

Stephen G. Kozey
Midwest Independent
Transmission System Operator, Inc.
701 City Center Drive
Indianapolis, IN 46032

Mr. Ronald D. Earl
General Manager & CEO
Illinois Municipal Electric Agency
919 South Spring Street
Springfield, IL 62704

Sarah A. Naumer
Illinois Commerce Commission
State of Illinois Building
160 North LaSalle Street
Suite C-800
Chicago, IL 60601

Harold L. Stoller
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, IL 62701

Peter Thornton
Assistant General Counsel
Exelon Business Services
P.O. Box 805379
Chicago, IL 60680-5379

Mr. Ed Washington
Assistant Attorney General and
Chief Public Interest Division
Illinois Attorney General
100 West Randolph, 12th Floor
Chicago, IL. 60601

Corn Belt Energy Corporation
One Energy Way
Bloomington, IL 61704

City of Marceline, MO
City Manager
116 N. Kansas

Dale Hardy Roberts
Secretary/Chief Regulatory Law Judge
Missouri Public Service Commission
Truman Building
301 West High Street, 7-N
Jefferson City, MO 65101

Village of Riverton
1200 East Riverton Road
Riverton, IL 62561
Marceline, MO 64658

Randall B. Palmer
Illinois Power Company
500 S. 27th St.
Decatur, IL 62521-2200

City of California, Missouri
Moniteau County Courthouse
200 East Main
California, MO 65018

Citizens Electric Coop.
Attn: Joan Donze
P.O. Box 311
St. Genevieve, MO 63670

City of Columbia, MO
Attn: Shelly Hey, Water & Light Dept.
15 N. 7th Street
Columbia, MO 65201

City of Jackson, MO
Attn: Faye Reminger, Accounts Payable
101 Court Street
Jackson, MO 63755

Clay Electric Cooperative
Accounts Payable
Old Route 50 West
Flora, IL 62839

IMEA
Attn: Bob Childers
919 South Spring
Springfield, IL 62704

Missouri Joint Municipal Electric
Utility Commission
Attn: Peggy King
2407 West Ash
Columbia, MO 65203

Mt. Carmel Public Utility Company
Attn: Philip Barnhard
316 Market Street
Mt. Carmel, IL 62863

City of Newton, IL
City Treasurer
P.O. Box 165
Newton, IL 62448

Norris Electric Cooperative
Attn: Keith McKinney
8543 N. State Highway 130
Newton, IL 62448

Rolla Municipal Utilities
Attn: Dan Watkins
102 West 9th Street
Rolla, MO 65401

Soyland Power Cooperatives
Accounts Payable
P.O. Box 1266
Harrisburg, PA 17108

Central Illinois Public Service Company
General Accounting
607 East Adams Street
Springfield, IL 62739

City of Linneus, MO
City Office
207 N. High Street
Linneus, MO 64653

City of St. James, MO
Superintendent of Utilities
P.O. Box 426
St. James, MO 65559

City of Centralia, MO
City Administrator
114 South Rollins
Centralia, MO 65240

City of Kahoka, MO
Mayor
250 N. Morgan
Kahoka, MO 63445

City of Perry, MO
Public Utilities
127 E. Main
Perry, MO 63462

City of Hannibal, MO
#3 Industrial Loop Drive
Hannibal, MO 63401

City of Kirkwood, MO
212 S. Taylor Ave.
Kirkwood, MO 63122

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation Central Illinois Light Company and AES Medina Valley Cogen, L.L.C.	))))))))))	Docket No. EC02- -000

JOINT APPLICATION

Clifford M. (Mike) Naeve
Mary Margaret Farren
Skadden, Arps, Slate, Meagher
& Flom, LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111

Attorneys for Central Illinois Light Company and AES Medina Valley Cogen, L.L.C.

Steven R. Sullivan
Vice President, General Counsel
and Secretary
Ameren Corporation
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103

Joseph H. Raybuck
Ameren Services Company
One Ameren Plaza
St. Louis, MO 63166-6149

Christopher W. Flynn
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, IL 60601-1692

Clark Evans Downs
Jones, Day, Reavis & Pogue
51 Louisiana Avenue, N.W.
Washington, D.C. 20002-2113

Attorneys for Ameren Services Company

Dated: July 19, 2002

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of Ameren's Public Utility Company Subsidiaries	)	
Central Illinois Light Company	)	Docket No. EC02- -000
and	)	
AES Medina Valley Cogen, L.L.C.	)	

JOINT APPLICATION

Pursuant to Section 203 of the Federal Power Act (Act), 16 U.S.C. § 824b (2000), and Part 33 of the regulations of the Federal Energy Regulatory Commission (Commission), 18 C.F.R. Part 33 (2002), Ameren Services Company (Ameren Services), on behalf of the public utilities owned wholly or partially by Ameren Corporation (Ameren Corp.), Central Illinois Light Company (CILCO), an unaffiliated public utility, and AES Medina Valley Cogen (No. 4), L.L.C. (Medina), an exempt wholesale generator affiliated with CILCO, request the Commission to authorize Ameren Corp. to acquire CILCO and Medina (the Transaction). The Ameren public utilities, CILCO and Medina are referred to herein collectively as the Applicants .[1]

The Transaction is consistent with the public interest and, therefore, should be approved. The Applicants demonstrate that the proposed Transaction will have no adverse impact on competition, rates or regulation. The transmission system upgrades that the Applicants propose

---

[1] The public utility companies owned in whole by Ameren Corp. are: (1) Union Electric Company d/b/a AmerenUE, (2) Central Illinois Public Service Company d/b/a AmerenCIPS, (3) Ameren Energy Development Company (AED), (4) Ameren Energy Generating Company (AmerenGenCo), (5)Ameren Energy Marketing Company (AEM), and (6) Ameren Energy, Inc. Ameren Corp. also controls 60 percent of Electric Energy, Inc. (EE).

to implement to mitigate screen violations will increase import capability into the control areas of Ameren, CILCO, and City Water, Light and Power, the municipal utility in the City of Springfield, Illinois (CWLP). Moreover, the Transaction will allow the combined company to better manage costs due to greater economies of scale, the ability to further leverage systems and infrastructure as well as broader implementation of best operating practices.

I. REQUEST FOR EXPEDITED CONSIDERATION AND NO HEARING

The Applicants request that the Commission issue a final order approving the Transaction without an evidentiary hearing, as expeditiously as feasible. The Applicants plan to close the Transaction in December 2002 or as early in the first quarter of 2003 as possible. In the interest of obtaining prompt approval from the Commission, Ameren Corp. has announced that it plans to rejoin the Midwest Independent System Operator (Midwest ISO). On June 20, 2002, Ameren Corp. further announced that it has entered into a letter of intent with FirstEnergy Corporation, Northern Indiana Public Service Company and National Grid Company to establish terms for joining the Midwest ISO through participation in an independent transmission company (ITC). Because the Applicants intend to place their interconnected transmission systems under the control of the Midwest ISO, which has its own open access transmission tariff, the Applicants request waiver of the ordinary requirement that applicants for merger approval file a single-system open access transmission tariff (OATT). CILCO is already participating in the Midwest ISO, and Ameren Corp. expects AmerenCIPS and AmerenUE will also be fully participating in the Midwest ISO before the Transaction closes. Thus, filing a combined OATT at this point would be a wasteful exercise. *See, e.g., Commonwealth Edison Co., et al.*, 91 FERC ¶ 61,036 (2000).

Ameren Corp., subject to prompt approval of this Application, hereby also commits voluntarily to construct certain transmission system upgrades that will increase transfer capability into the CILCO, Ameren and CWLP control areas. This proposal is described in the Testimony of Mark Birk. Further, to assure that the Transaction will have no material adverse effect on competition in the Ameren, CILCO and CWLP control areas pending completion of such transmission upgrades, the Applicants have also proposed certain interim mitigation measures that are described in the Testimony of Robert J. Mill.

If the Commission cannot approve the Transaction as proposed notwithstanding the volunteered RTO commitment and transmission system upgrades, the Applicants request the Commission to identify specifically any additional measures or conditions that, if taken or agreed to by the Applicants, would render an evidentiary hearing unnecessary. This procedure has been consistently followed by the Commission since 1997 in cases in which the Commission has approved without an evidentiary hearing various proposed combinations of public utility systems and facilities. *See, e.g.*, *Ohio Edison Co.*, 80 FERC ¶ 61,039 at 61,107-08 (1997); *Allegheny Energy, Inc.*, 84 FERC ¶ 61,223 at 62,073 (1998); *Commonwealth Edison Company*, 91 FERC ¶ 61,036 (2000).

In the event the Commission requires information beyond that submitted herewith, the Applicants will comply with the Commission's information requests on a highly expedited basis.

II. OVERVIEW, TESTIMONY, AND MITIGATION COMMITMENTS

A. Overview

The Transaction merits prompt approval under the Commission's Merger Policy Statement and the Commission's filing requirements for transactions requiring section 203

approval.[2] The Transaction will not harm competition or enhance market power; it will not hurt ratepayers; and it will not impair the ability of the Commission or the states to regulate the Applicants. Moreover, this application includes transmission system upgrade commitments and other proposals for the mitigation of market power effects that will benefit regional power markets in the Midwest region.

With respect to competition, the Application includes a conservative Appendix A-type horizontal screen analysis and a vertical analysis as well because AmerenUE, AmerenCIPS and CILCO operate local gas distribution businesses. *See* Exhibit No. APP- 500. Looking beyond the numerical content of the screen analysis and other quantitative analyses, a broader, qualitative review of the Transaction supports its approval. *Id.*

AmerenUE and AmerenCIPS together provide firm requirements service to 16 wholesale electric customers, and CILCO provides such service to one wholesale electric customer. The Applicants provide network integration transmission services at the present time to about a dozen customers and offer point-to-point transmission service to scores of transmission customers under umbrella service agreements. To avoid any issue as to the Transaction's effect on regulation, Ameren herein renews its prior commitment[3] to waive its *Ohio Power* immunity and to extend such waiver to CILCO and Medina.

---

2 Inquiry Concerning the Commission's Merger Policy Under The Federal Power Act: Policy Statement, Order No. 592, III FERC Stats. & Regs. ¶ 31,044 (1996), *reconsideration denied*, Order No. 592-A, 79 FERC ¶ 61,321 (1997) (codified at 18 C.F.R. § 2.26) (hereinafter, the Merger Policy Statement); Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, III FERC Stats. & Regs. ¶ 31,111 (2000), *reh'g denied*, Order No. 642-A, 94 FERC ¶ 61,289 (2001).

3 *Union Electric Company*, 79 FERC ¶ 63,007 (1997) at 65,025 (Applicants have agreed to abide by Commission policy with respect to intra-corporate transactions), *aff'd*, 81 FERC ¶ 61,011 at 61,051 (1997).

B. Testimony

An overview of the Transaction, the Applicants' recent wholesale and retail restructuring events, and the reasons for the Transaction are provided by Warner L. Baxter, Senior Vice President, Finance for Ameren Corp. and Scott Cisel, Senior Vice President of CILCO. Exhibit Nos. APP-100 and APP-200.

Mark Birk, Ameren's General Manager, Energy Delivery Technical Services, describes the transmission facilities owned by the Applicants and the transmission system upgrades that the Applicants offer to make to mitigate the non-trivial screen violations identified in Mr. Frame's testimony, and explains the Applicants' RTO participation plans. Exhibit No. APP-300.

Robert J. Mill, Manager of the Regulatory Services Department of Ameren Services Company, describes the relationships between the Applicants and their wholesale requirements customers and the interim mitigation measures that the Applicants offer to put in place pending completion of the transmission upgrades identified by Mr. Birk. Exhibit No. APP-400.

Rodney Frame of Analysis Group/Economics provides testimony regarding the competitive effects of the Transaction and sponsors both a horizontal and vertical competitive analysis that are consistent with all known Commission standards and precedents. Exhibit No. APP-500.

C. Mitigation And Commitments

In addition to its RTO participation commitment described above, Ameren hereby commits, subject to Commission approval of the Transaction, to construct and install certain transmission upgrades to mitigate the non-trivial screen violations identified in Mr. Frame's competition analysis:

(1) Upgrade terminal equipment at Ameren's East-West Frankfort Substation. This project is expected to be completed in six months and will increase transfer capability into Ameren, principally from the East.

(2) Upgrade terminal equipment at Illinois Power's Baldwin Substation. This project will take about six months to complete and will also improve power flows into Ameren from the East.

(3) Rebuild a 50 mile, 138 kV line between Tazewell and East Springfield to increase import capability into CILCO. This project will take about 24 months to complete.

(4) Build a new 138 kV connection with CWLP between the Pawnee and Toronto Road Substations to increase import capability into the CWLP control area. This project would take almost 18 months to complete.

(5) Change out to a larger (560 MVA) unit the existing 138/345 kV transformer at Pawnee to increase import capability to CWLP. This project also improves CWLP's import capability and would also take about 18 months to complete.[4]

These projects, in the aggregate, will cost about $18 million to complete. As discussed in the testimony of Mr. Mill, the Applicants have also proposed certain interim mitigation measures for customers whose long-term contracts may expire prior to completion of the upgrades.

III. THE TRANSACTION

On April 28, 2002, Ameren Corp. and AES executed two purchase and sale agreements entitled the "Stock Purchase Agreement By And Between The AES Corporation And Ameren Corporation" (Stock Purchase Agreement) and the "Membership Interest Purchase Agreement By And Between The AES Corporation And Ameren Corporation" (Membership Interest Agreement) (the Stock Purchase Agreement and the Membership Interest Agreement are collectively referred herein to as the "Purchase Agreements"). A copy of each of the Purchase Agreements is attached to Exhibit I. Under the terms of the Stock Purchase Agreement, Ameren

4 Ameren has discussed the last two projects with CWLP. In those discussions, CWLP brought forward an alternative to the transformer changeout at the Pawnee station that would, however, involve a new interconnection between CWLP and Commonwealth Edison Company. Ameren has indicated to CWLP that Ameren would be willing to consider the substitution if agreement can be reached on cost sharing and other terms among Ameren, CWLP and Commonwealth Edison.

will acquire from AES all of the issued and outstanding shares of common stock of CILCORP, the parent company of CILCO. Under the terms of the Membership Interest Agreement, Ameren will acquire from AES all of the issued and outstanding units of the membership interest in AES Medina Valley Cogen (No. 4), L.L.C., which is the parent company of Medina Valley Cogen (No. 2), L.L.C. and which, in turn, is the parent company of AES Medina Valley Cogen, L.L.C. AES Medina Valley Cogen (No. 4), L.L.C. is also the parent company of AES Medina Valley Operations, L.L.C.

After the Transaction closes, all of these entities will continue to exist and operate as separate companies. Further, CILCO will (a) continue to be operated as a separate control area (although Ameren plans to move the CILCO dispatch center to St. Louis), (b) not become a party to the Joint Dispatch Agreement under which the Ameren wholly owned public utility subsidiaries coordinate the dispatch of their power supply resources, and (c) continue to supply its retail customers from its own resources. Transmission service over the interface between the Ameren utilities and CILCO will continue to be scheduled on the appropriate OASIS.

Under the Midwest ISO's OATT, CILCO will constitute a separate Zone from the Zone consisting of the transmission system of AmerenCIPS and AmerenUE. This will not, however, expose any transmission customer taking any kind of service under the Midwest ISO OATT to rate pancaking.

For CILCORP, Ameren Corp. will pay $1,340,000,000 in cash, less the amount of CILCORP consolidated indebtedness outstanding at the closing (CILCORP indebtedness at December 31, 2001 was about $820 million). The purchase price is subject to adjustments for working capital and capital expenditure balances as of the closing time. For Medina, Ameren Corp. will pay $60,000,000 in cash, less the amount of Medina consolidated indebtedness

outstanding at closing (Medina indebtedness at December 31, 2001 was about $37 million). Certain existing Medina indebtedness may be repaid by AES prior to closing in which event such debt would not offset Ameren Corp.'s cash purchase price. The purchase price for Medina is also subject to a working capital adjustment, but not the capital expenditure adjustment.

IV. ACCOUNTING

In the Merger Policy Statement, the Commission stated that it would no longer consider the proposed accounting treatment as a separate factor but instead ruled that "proper accounting treatment is simply a requirement for all [section 203 transactions]." Merger Policy Statement at 30,126. The Transaction will be accounted for under the purchase method in accordance with generally accepted accounting principles. The accounting entries that will be needed to record the Transaction are described in Exhibit No. APP-101 attached to the testimony of Mr. Baxter.

V. ATTACHMENTS, OTHER FERC FILINGS, AND CONFIDENTIAL TREATMENT

A. Application

The direct testimony of five witnesses is included with this Application (Volume II). Also attached are the Exhibits A through L as required by Section 33.3 of the Commission's regulations.

B. Other Issues

Code Of Conduct. Pending closing of the Transaction, the Applicants have committed to adhere to the rules that the Commission imposes on trades of non-power goods and services between wholesale power marketing affiliates and public utilities that serve franchised service territories. The Applicants will file a conforming Code of Conduct promptly after the Transaction closes.

Order No. 889 Standards Of Conduct. The Applicants hereby commit that, effective as of the date of this filing, they will, for purposes of Order No. 889, treat each other as if they were already affiliated companies. Therefore, Ameren's transmission function personnel will treat CILCO's merchant function personnel in the same manner that Ameren's transmission function personnel treats Ameren's merchant function personnel. CILCO's transmission function personnel will treat Ameren's merchant function personnel in the same manner. Upon consummation of the Transaction, the Applicants will file conforming Standards of Conduct.

C. Confidential Treatment Of Information

The original copy of the Application includes certain of Mr. Frame's workpapers on four CD ROMs. The workpapers contain certain output information (e.g., market share data for market participants) that will be necessary to evaluate Mr. Frame's market analysis. One of the four CD ROMs submitted with the Application contains confidential load and energy pricing information of Ameren. Accordingly, pursuant to 18 C.F.R. § 388.112, the Applicants request confidential treatment of the CD ROM included in the original copy of the Application that contains the confidential information. The Applicants will provide copies of the three CD ROMs without the confidential information to all persons on whom this Application is served and to all intervenors upon request. The CD ROM containing the confidential information will be provided to any participant in the proceeding under the protection of any executed confidentiality

agreement. Pursuant to 18 C.F.R. § 388.112(b)(iv), any communications regarding the confidential information should be addressed to the following[5]:

Martin V. Kirkwood
Jones, Day, Reavis & Pogue
51 Louisiana Avenue, N.W.
Washington, D.C. 20001
(202) 879-3934 - voice
(202) 626-1700 - fax
mvkirkwood@jonesday.com

5 The computer model underlying Mr. Frame's study is also on the confidential CD ROM. That model is also being submitted on a confidential basis pursuant to 18 C.F.R. § 388.112 (2000). The model is proprietary to Analysis Group/Economics and was developed at great cost. The disclosure of the model to the public without limit will adversely impact Analysis Group/Economics. One copy of the model is included with the original copy of the Application in a sealed envelope. All other copies of the Application contain a statement that the information has been removed. However, parties may obtain a copy of Mr. Frame's model after executing a confidentiality agreement with Analysis Group/Economics. Arrangements for a copy of the model must be made by contacting Sam Rosenthal of Analysis Group/Economics at (202) 530-3983.

VI. INFORMATION REQUIRED BY SECTION 33.2 OF THE COMMISSION'S REGULATIONS

A. Names and Addresses of Principal Business Offices

Ameren Corporation
and Ameren Services Company
Ameren General Office Building
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103

Central Illinois Light Company
300 Liberty Street
Peoria, Illinois 61602

AES Medina Valley Cogen, L.L.C.
1823 Neal Lane
Mossville, Illinois 61552

B. Names And Addresses Of Persons Authorized To Receive Notices And Communications With Respect To The Application

Clark Evans Downs
Martin V. Kirkwood
Jones, Day, Reavis & Pogue
51 Louisiana Avenue
Washington, D.C. 20001
(202) 879-3939 - voice
(202) 626-1700 - fax
cedowns@jonesday.com
mvkirkwood@jonesday.com

Joseph H. Raybuck
Ameren Services Company
One Ameren Plaza
St. Louis, MO 63166-6149
(314) 554-2976 - voice
(314) 554-4014 - fax
jraybuck@ameren.com

Clifford M. (Mike) Naeve
Mary Margaret Farren
Skadden, Arps, Slate, Meagher
& Flom, LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111
(202) 371-7070 - voice
(202) 371-7939 - fax
mnaeve@skadden.com
mfarren@skadden.com

Mark J. McGuire
T. Alana Deere
McGuireWoods LLP
1050 Connecticut Ave, N.W.,
Suite 1200
Washington, D.C. 20036
(202) 857-1700 - voice
(312) 849-3690 - fax
mmcguire@mcguirewoods.com
adeere@mcguirewoods.com

C. Exhibits

In accordance with Part 33 of the Commission's regulations, Exhibits A through L are attached to this Application.

D. Form Of Notice

The Applicants have included a form of notice, in both hard copy and on diskette, suitable for publication in the Federal Register.

VII. CONCLUSION

For the reasons set forth herein, including the accompanying testimony and exhibits, the Applicants respectfully request that the Commission:

1. find that the Transaction will not have an adverse effect on competition, rates or regulation, and that this filing satisfies all applicable requirements for authorization under Section 203 of the Act and Part 33 of the Commission's regulations;
2. approve the Transaction and grant any and all other authorizations or approvals incidental thereto that may be required;
3. expeditiously issue such approvals and related authorizations without an evidentiary hearing based on the information set forth in this Application and accompanying exhibits; or indicate any conditions that, if agreeable to the Applicants, would result in approval of the Transaction without an evidentiary hearing; and

4. waive any filing requirements or other regulations as the Commission may find necessary or appropriate to allow this Application to be accepted for filing and granted.

Respectfully submitted,

THE APPLICANTS

By:____________________________

Clifford M. (Mike) Naeve
Mary Margaret Farren
Skadden, Arps, Slate, Meagher
& Flom, LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111
(202) 371-7070 - voice
(202) 371-7939 - fax

Attorneys for Central Illinois Light Company and AES Medina Valley Cogen, L.L.C.

Joseph H. Raybuck
Ameren Services Company
One Ameren Plaza
St. Louis, MO 63166-6149
(314) 554-2976 - voice
(314) 554-4014- fax

Clark Evans Downs
Martin V. Kirkwood
Jones, Day Reavis & Pogue
51 Louisiana Avenue, N.W.
Washington, D.C. 20001
(202) 879-3939 – voice
(202) 626-1700 – fax

Christopher W. Flynn
Jones, Day, Reavis & Pogue
77 West Wacker Drive
Chicago, Illinois 60601-1692
(312) 782-3939 - voice
(312) 782-8585 - fax

Attorneys for Ameren Services Corporation

Dated: July 19, 2002

VERIFICATIONS

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation Central Illinois Light Company and Medina Valley Cogen, L.L.C.	))))))))))	Docket No. EC02- -000

VERIFICATION

State of Missouri)
)
City of St. Louis)

I, Craig D. Nelson, being first duly sworn, attest that I am Vice President of Ameren Services Company, and that as such I am legally authorized to bind Ameren Services Company to the facts and representations in the foregoing Application. I have read the foregoing Application and I affirm the facts, representations and statements set forth therein are true and correct to the best of my knowledge, information and belief.

Craig D. Nelson

Subscribed and sworn before me
This 16 day of July, 2002:

Notary Public

My Commission expires on: 9-23-2002

CAROL A. HEAD
Notary Public - Notary Seal
STATE OF MISSOURI
St. Charles County
My Commission Expires: Sept. 23, 2002

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation Central Illinois Light Company and Medina Valley Cogen, L.L.C.	)	Docket No. EC02- -000

VERIFICATION

State of Illinois)
)
County of Peoria)

I, ROBERT SPROWLS, being first duly sworn, attest that I am President of Central Illinois Light Company, and that I have authority to verify the foregoing application. I have read the foregoing application of Central Illinois Light Company and I affirm the facts, representations and statements set forth therein are true and correct to the best of my knowledge, information and belief.

Robert Sprowls
Robert Sprowls

Subscribed and sworn before me
This 17th day of July, 2002:

Notary Public

My Commission expires on: ______

OFFICIAL SEAL
CRAIG W STENSLAND
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/07/02

WA-1305727v1
786660 - 600014

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation Central Illinois Light Company and Medina Valley Cogen, L.L.C.	)	Docket No. EC02- -000

VERIFICATION

State of Illinois)
)
County of Peoria)

I, O. L. THOMAS JR., being first duly sworn, attest that I am President of Medina Valley Cogen, L.L.C., and that I have authority to verify the foregoing application. I have read the foregoing application of Medina Valley Cogen, L.L.C. and I affirm the facts, representations and statements set forth therein are true and correct to the best of my knowledge, information and belief.

O. L. Thomas Jr.

Subscribed and sworn before me
This 17th day of July, 2002:

Notary Public

My Commission expires on:

OFFICIAL SEAL
CRAIG W STENSLAND
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/07/02

WA-1305727v1
786660 - 600014

EXHIBITS A - L

EXHIBIT A

BUSINESS ACTIVITIES OF THE APPLICANTS

Ameren

Ameren Corp. is a holding company registered under the Public Utility Holding Company Act of 1935 (PUHCA). In December 1997, Ameren became the parent of both Union Electric Company (AmerenUE) and Central Illinois Public Service Company (AmerenCIPS).[1] AmerenUE and AmerenCIPS are operated as a single control area and provide open access transmission service on a single-system basis under the Ameren Open Access Transmission Tariff ("OATT") on file with the Commission.[2] When the Transaction closes, Ameren Corp. will own and control a generation portfolio approximately 14,500 MW.

Since the 1997 merger, Ameren has formed several new non-operating company subsidiaries, including AmerenEnergy Resources Company (AER), a holding company, and Ameren Services Company, the registered system's service company. AER controls Ameren's generating and wholesale merchant function (excluding the wholesale sales made by AmerenUE and AmerenCIPS); and, indirectly through Ameren Energy Development Company (AED), owns Ameren Energy Generating Company (AmerenGenCo). AmerenEnergy Marketing Company (AEM), a marketing subsidiary of AER, primarily serves as a power marketing agent for AmerenGenCo. AmerenGenCo owns the generating facilities formerly owned by AmerenCIPS as well as other generating resources. AED, AEM, and AmerenGenCo are public utilities within the meaning of the term as defined in Section 201 of the Act. On June 20, 2002, Ameren announced that it had entered into a letter of intent with FirstEnergy Corporation, Northern

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1 *Union Electric Company*, 81 FERC ¶ 61,011 (1997).

Indiana Public Service Company and National Grid to establish terms for joining the Midwest ISO through participation in an independent transmission company (ITC).

AmerenCIPS. AmerenCIPS provides electric service to approximately 325,000 customers and gas service to approximately 170,000 customers, all in the State of Illinois. AmerenCIPS' principal sources of supply of electric power and energy are five fossil-fueled generating stations located in Newton, Coffeen, Meredosia, Grand Tower and Hutsonville, Illinois. These five stations have a total summer generating capacity of 3,218 MW. In 1999, Ameren engaged in a major restructuring in response to, and in accordance with, various provisions of the then recently enacted Customer Choice Law in Illinois.[3] As part of that restructuring, ownership of AmerenCIPS' principal generating stations was transferred to AmerenGenCo.[4] Under the Customer Choice Law, AmerenCIPS retains the obligation to provide electric distribution service and default power supply service to retail customers that do not elect an alternative supplier. AEM supplies the capacity and energy that AmerenCIPS requires to carry out its default provider responsibility. The rates that AmerenCIPS charges its retail customers were reduced by 5% on August 1, 1998. Retail bundled electric rates will remain frozen through December 31, 2006.[5]

2 *Ameren Operating Companies*, 88 FERC ¶ 61,026 (1999).

3 220 ILCS Section 5/16-111 through 5/16-130 (2000).

4 *Central Illinois Public Service Company*, 89 FERC ¶ 62,225 (1999).

5 220 ILCS 5/16-111 (2000). On October 1, 2002, Ameren must again reduce its retail rates by the lesser of 5% of the base rate immediately in effect prior to January 1, 1998 or the percentage by which the electric utility's average residential retail rate exceeds the average residential retail rate for other utilities that operate in the Midwest. 220 ILCS 5/16-111(b).

AmerenUE. AmerenUE provides electric service to over one million customers and gas service to 130,000 customers in Missouri, its principal service area, along with nearby parts of Illinois.

AmerenUE's principal sources of supply of electric power and energy are 24 generating stations. AmerenUE also is entitled to 40% of the output of generators owned by Electric Energy Inc. (EE) and its subsidiary, Midwest Electric Power, Inc. (MWE), which are discussed below. These stations, which include fossil-fueled stations, hydroelectric stations, and one nuclear station, have a total generating capacity of nearly 9,000 MW.

AmerenUE provides wholesale electric service to the following full requirements customers, all of which are municipal electric systems in Missouri: California, Linneus, St. James, Centrallia, Hanibal, Kahoka, Kirkwood, Marceline, and Perry.

AmerenGenCo. AmerenGenCo. is a wholesale generation company that does not hold any service area franchises. On May 1, 2000, AmerenCIPS transferred ownership of its five generating stations (identified above) to AmerenGenCo. Since that time, AmerenGenCo has acquired or repowered additional generating units. AmerGenCo. now owns and controls approximately 4,138 MW of generating capacity, all located in Missouri and Illinois. AmerenGenCo is an exempt wholesale generator (EWG).[6] It is authorized to sell power at market-based rates.[7]

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6 *Ameren Energy Generating Company*, 92 FERC ¶ 62,023 (2000), 93 FERC ¶ 62,210 (2000), 95 FERC ¶62,203 (2001). *See also* Docket No. EG01-267-000.

7 *Ameren Energy Generating Company*, 93 FERC ¶ 61,024 (2000).

In conjunction with the 1997 merger, AmerenCIPS and AmerenUE entered into a Joint Dispatch Agreement (JDA). Upon the restructuring in which AmerenGenCo became owner of the plants formerly owned by AmerenCIPS, AmerenGenCo became a party to an amended JDA.[8]

AmerenGenCo is owned directly by AED, a holding company subsidiary of AER, which is owned directly by Ameren Corp. In addition to holding all of the equity interest in AmerenGenCo, AED engages in the development and construction of new generating facilities. AED is an EWG and has been authorized to sell wholesale power at market-based rates.[9]

AEM. AEM is a wholesale power marketer and broker, which does not itself own or operate any generating facilities and has no franchised service area. AEM purchases capacity and energy at wholesale in the market and sells power to nonaffiliated buyers under a market-based sales tariff.[10] The Commission has authorized AEM to sell power at market-based rates to AmerenUE.[11] AEM provides wholesale electric service to the following full or partial requirements customers: the Illinois Municipal Electric Agency; Mt. Carmel Public Utility Company; Norris Electric Cooperative, Inc.; Clay Electric Cooperative, Inc.; Soyland Power Cooperative; and the City of Newton, Illinois. Additionally, as discussed below, AEM provides CILCO 100 MW from the Ameren public utility system and furnishes the electricity requirements of AmerenCIPS.

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8 Ameren Operating Companies Rate Schedule FERC No. 2.

9 *Ameren Energy Development Company*, 93 FERC ¶ 62,211 (2000) and 93 FERC ¶62,238 (2000).

10 *Madison Gas and Electric Company, et al.*, 90 FERC ¶ 61,115 (2000).

11 *Ameren Energy Marketing Company*, 95 FERC ¶ 61,397 (2001).

EE. EE is a jointly owned corporation and an EWG.[12] AER owns 20 percent of EE and AmerenUE owns 40 percent. (The remaining 40 percent is owned equally by two non-affiliated utilities, LG&E Energy Corp. and Illinova Generating Company.) EE owns and operates a six-unit coal-fired generating station (Joppa Station) with a capacity of 1010 MW. EE supplies electric power primarily to the uranium enrichment plant owned and operated by the U.S. Department of Energy (DOE) near Paducah, Kentucky, but it also sells surplus power to the Tennessee Valley Authority and to EE's owners (Sponsors) for resale. EE's wholesale rates are on file with the Commission. EE also owns six 161 kV transmission lines that transmit power from the Joppa Station to the DOE plant. EE has on file an open access transmission tariff that conforms to the Commission's open access requirements.

In 2000, EE formed Midwest Electric Power Inc. (MEP), a wholly owned subsidiary and itself an EWG.[13] MEP operates five combustion turbines at the Joppa Station, three of which are owned by AmerenGenCo and two of which are owned by MEP. These facilities have a total generating capacity of approximately 260 MW, and the output is sold at wholesale either to the Sponsors or to other entities. MEP's wholesale rates are on file with the Commission.[14]

CILCO

CILCO is a corporation organized under the laws of the State of Illinois, and is a wholly owned subsidiary of CILCORP Inc. CILCORP, an exempt utility holding company under Section 3(a)(1) of PUHCA, is a wholly owned, direct subsidiary of The AES Corporation ("AES"), an exempt utility holding company under Section 3(a)(5) of PUHCA. CILCO is a

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12 *Electric Energy, Inc.*, Docket No. EG00-148-000 (2000).

13 *Midwest Electric Power Inc.*, Docket No. EG00-149-000 (2000).

14 *Midwest Electric Power Inc.*, Docket No. ER00-3353-000 (2000).

vertically integrated public utility that historically has provided regulated retail electric and natural gas service to customers in franchised service territories in central Illinois.

CILCO has three wholly owned subsidiaries: CILCO Exploration and Development Company (CEDCO), CILCO Energy Corporation (CECO), and Central Illinois Generation, Inc. (CIGI). CEDCO engages in the exploration and development of gas, oil, coal and other mineral resources. CECO was formed to research and develop new sources of energy, including the conversion of coal into gas. CIGI was formed to hold CILCO's generation assets.

CILCO serves 201,000 electricity customers in 136 communities in Illinois and approximately 204,000 natural gas customers in 128 communities in Illinois. CILCO also provides full requirements service to Corn Belt Energy Corporation, pursuant to a service agreement under CILCO's market-based rate tariff.[15]

CILCO's retail activities are subject to regulation by the Illinois Commerce Commission (ICC). Pursuant to the Customer Choice Law, CILCO has implemented a retail access program under which retail electric consumers are given the right to purchase their electric generating supply requirements from any ICC-certified supplier. This retail access program was implemented in phases and became available to all CILCO customers as of May 1, 2002.

CILCO will remain the provider of electric distribution services in its service territory and will be the default provider for power supply services. As part of the restructuring of the Illinois utility market, CILCO's residential retail electric ratepayers received a rate decrease of two percent in August 1998 and another two percent in October 2000, and will receive a further

15 This service agreement was filed with the Commission in Docket No. ER01-1505-000.

one percent decrease in October 2002. CILCO's retail rates are frozen by law through December 31, 2006.

CILCO markets wholesale electric capacity and energy on a regional basis. CILCO has a market-based rate wholesale power sales tariff on file with the Commission under which CILCO is authorized to make wholesale power sales at market-based rates.[16] CILCO also has a cost-based tariff on file with the Commission which was approved by unpublished letter order issued April 25, 1995, in Docket No. ER95-602-000.

CILCO's transmission system includes approximately 285 circuit miles operating at 138,000 volts and 48 circuit miles operating at 345,000 volts. CILCO has provided open access transmission service under an open access transmission tariff (OATT), which was approved by the Commission in Docket Nos. OA96-36-000 and OA97-612-000. The Commission has approved CILCO's transfer of control over its transmission facilities to the Midwest ISO, which went into effect on February 1, 2002, the date the Midwest ISO commenced commercial operation.[17] The Midwest ISO offers transmission service over those CILCO transmission facilities and the transmission facilities of other Midwest ISO regional transmission owners under the Midwest ISO Open Access Transmission Tariff on file with the Commission.[18] The CILCO OATT was terminated (Docket No. ER02-938) once the Midwest ISO OATT became effective. CILCO provides ancillary services pursuant to an Ancillary Service Tariff (AST) approved by the Commission in Docket No. ER02-708-000.

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16 *Central Illinois Light Company*, 83 FERC ¶ 61,252 (1998).

17 *Central Illinois Light Company*, 86 FERC ¶ 62,233 (1999).

18 *Midwest Independent Transmission System Operator*, 84 FERC ¶ 61,231, *order on reconsideration*, 85 FERC ¶ 61, 250, *order on reh'g*, 85 FERC ¶ 61,372 (1998).

CILCO currently owns net generating capacity of approximately 1,171 MW. CILCO's generation facilities are as follows:

- The E.D. Edwards facility, a 740 MW coal-fired station located in Bartonville, Illinois.
- The Duck Creek facility, a 366 MW coal-fired station located in Canton, Illinois.
- The Sterling Avenue facility, a 30 MW gas-fired peaking station located in Peoria, Illinois.
- The Indian Trails Cogeneration facility, a 10 MW facility located in Pekin, Illinois.
- Sixteen diesel-fueled power modules with a combined capacity of 25 MW, located in Chillicothe, Illinois, and Lincoln, Illinois.

On May 28, 2002, the Commission authorized CILCO to transfer the Edwards, Duck Creek and Sterling Avenue generating units, and associated facilities, to CILCO's wholly owned subsidiary, CIGI.[19] The total capacity of the transferred units is approximately 1,130 MW.

As permitted by the Customer Choice Law, CILCO also markets electric capacity and energy to retail end-use customers outside its jurisdictional service territory. CILCO currently serves about 1,300 accounts in the historic service areas of Central Illinois Public Service Company d/b/a AmerenCIPS, Illinois Power Company and Commonwealth Edison Company.

Ameren/CILCO Interconnections and Transactions

AmerenCIPS is directly connected to CILCO through one interconnection, the Ipava-Duck Creek 345 kV line located southwest of Peoria, Illinois. This point of interconnection is governed by an Interconnection Agreement between AmerenCIPS and CILCO.[20] The interconnection was upgraded by Ameren in conjunction with the 1997 merger.

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19 *Central Illinois Light Co.*, 99 FERC ¶ 62,143 (2002).

20 CIPS Rate Schedule FERC No. 107.

In the early 1990s, pursuant to Schedule A of the Interconnection Agreement, AmerenCIPS entered into two limited term purchase agreements with CILCO under which CILCO was entitled to receive a minimum of 100 MW of capacity for the months of June through September through 2003 and 100 MW for the month of January in each year through 2003. These agreements were transferred from AmerenCIPS to AEM, coincident with the 1999 restructuring of AmerenCIPS, and CILCO continues to receive 100 MW of power from AEM. Under the applicable purchase agreements, the demand charges are fixed and the energy charges are now set at incremental costs plus ten percent.[21] These sales are expected to continue after the Transaction closes. Consistent with Commission policy, the Ameren Companies and CILCO commit hereafter that they will not make any other sales of power between them unless the Commission authorizes such sales. Further, they agree that they will not sell non-power goods and services to each other except under conditions the Commission regularly imposes on transactions between utilities and their affiliated power marketers.

Medina

AES Medina Valley Cogen, L.L.C. ("Medina") is a gas-fired cogenerator located in Mossville, Illinois, with a summer rated capacity of 35 MW. Medina is connected to CILCO directly. The AES Corporation owns Medina indirectly through a holding company (AES Medina Valley Cogen (No. 4), L.L.C.). Medina is an EWG that makes wholesale energy sales exclusively to CILCO under the terms of a Tolling Agreement on file with the Commission.[22]

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[21] *Union Electric Company*, 81 FERC ¶ 61,011 at 61,062-068 (1997), *reh'g denied*, 82 FERC ¶ 61,093 (1998); *Central Illinois Public Service Company*, 84 FERC ¶ 61,135 (1998).

[22] *AES Medina Valley Cogen, L. L. C.*, Docket No. EG01-83-000. The Tolling Agreement was accepted for filing in Docket No. ER01-2623-000.

EXHIBIT B

LIST OF APPLICANTS' ENERGY SUBSIDIARIES AND ENERGY AFFILIATES AND THEIR BUSINESS ACTIVITIES

Ameren

a. Union Electric Company
Incorporated: Missouri
Ownership: Ameren Corporation (100%)
Purpose: public utility

AmerenUE is authorized to sell power at market-based rates

b. Ameren Energy, Inc.
Incorporated: Missouri
Ownership: Ameren Corporation (100%)
Purpose: power marketing

AEI is authorized to sell power at market-based rates

c. Ameren Energy Resources Company
Incorporated: Illinois
Ownership: Ameren Corporation (100%)
Purpose: holding company

d. Ameren Energy Generating Company
Incorporated: Illinois
Ownership: Ameren Energy Development Company (100%), which is owned by Ameren Energy Resources Company (100%)
Purpose: operation and maintenance of generating assets

AEGC is an exempt wholesale generator (EWG) and has been granted authority to sell power at market-based rates.

e. Ameren Energy Development Company
Incorporated: Illinois
Ownership: Ameren Energy Resources Company (100%), which is owned by Ameren Corporation (100%)
Purpose: development activities in relation to unregulated electric generating business

AED is an EWG and has been granted authority to sell power at market-based rates.

f. Ameren Energy Marketing Company

Incorporated: Illinois
Ownership: Ameren Energy Resources Company (100%), which is owned by Ameren Corporation (100%)
Purpose: power marketing

AEM is authorized to sell power at market-based rates.

g. Electric Energy, Inc.
Incorporated: Illinois
Ownership: Union Electric Company (40%) and Ameren Energy Resources Company (20%), which is owned by Ameren Corporation (100%)
Purpose: generating company

EE is an EWG.

h. Ameren Energy Fuels and Services Company
Incorporated: Illinois
Ownership: Ameren Energy Resources Company (100%), which is owned by Ameren Corporation (100%)
Purpose: fuel service company

i. Central Illinois Public Service Company
Incorporated: Illinois
Ownership: Ameren Corporation (100%)
Purpose: public utility

j. Gateway Energy Systems, L.C.
Incorporated: Missouri
Ownership: AmerenERC, Inc. (90%)
Purpose: owns and operates energy systems, such as chilled water and steam systems at industrial sites

l. Midwest Electric Power, Inc.
Incorporated: Illinois
Ownership: EE (100%)
Purpose: generating company

MEP is an EWG.

CILCO

CILCO is a wholly-owned subsidiary of CILCORP Inc., which is wholly owned by The AES Corporation ("AES").[1] CILCORP is an exempt utility holding company under Section 3(a)(5) of the Public Utility Holding Company Act. CILCO has three wholly-owned subsidiaries, all of which are Illinois corporations located in and around Peoria, Illinois.[2]

a. CILCO Exploration and Development Company
Incorporated: Illinois
Ownership: CILCO (100%)
Purpose: exploration and development of new or additional sources or supplies of natural gas or supplement gas

b. CILCO Energy Corporation
Incorporated: Illinois
Ownership: CILCO (100%)
Purpose: joint venture for research and development of new sources of energy, including conversion of coal and other minerals into gas

c. Central Illinois Generation, Inc.
Incorporated: Illinois
Ownership: CILCO (100%)
Purpose: ownership and maintenance of generating assets formerly owned by CILCO

Medina

Medina Valley Cogen (No. 4), L.L.C., an Illinois limited liability company, is the parent company of AES Medina Valley Cogen (No. 2), L.L.C., an Illinois limited liability company, which in turn is the parent company of AES Medina Cogen, L.L.C., an Illinois limited liability company. Medina Valley Cogen (No. 4), L.L.C. is also the parent company of AES Medina Valley Operations, L.L.C., an Illinois limited

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[1] The AES Corporation is primarily engaged in the multinational development, ownership, and operation of electric generating plants and electric distribution companies. AES also engages in the international sale of operational, construction, and project development services and the marketing of electric energy and capacity. AES has numerous subsidiaries other than CILCO and its subsidiaries and Medina Valley and its subsidiaries, which will neither affect, nor be affected by, this Transaction. Thus, the Applicants request a waiver from this filing requirement to the extent such information does not affect the transfers to Ameren.

[2] AES also owns IPALCO, a holding company that owns Indianapolis Power & Light Company.

liability company. These entities were created to own, operate and maintain the cogeneration units at the Medina Valley Cogen (No. 4) site.

EXHIBIT C

ORGANIZATIONAL CHARTS

AMEREN CORPORATION


Ameren Corporation 1901 Chouteau Ave. St. Louis, MO 63103
Union Electric Company (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Electric Energy * Inc. (40%) (EWG) 2100 Portland Road Joppa, IL62953
Union Electric Development Corporation (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Services Company (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Central Illinois Public Service Company (100%) 607 East Adams Springfield, IL 62739
CIPS Energy, Inc. (100%) 607 East Adams Springfield, IL 62739
CIPSCO Investment ** Company 607 East Adams Springfield, IL 62739
Ameren Development Company (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy (100%) Communications, Inc. 1901 Chouteau Ave. St. Louis, MO 63103
Ameren ERC, Inc. (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Missouri Central Railroad (100%) 1901 Chouteau Ave St. Louis, MO 63103
Ameren Energy, Inc. (100%) 400 S. Fourth St. St. Louis, MO 63102
Ameren Energy (100%) Resources Company 1901 Chouteau Ave. St. Louis, MO 63103
Illinois Materials Supply Co. (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy Marketing Company (100%) 400 S. Fourth St. St. Louis, MO 63102
Ameren Energy (100%) Development Co. (EWG) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy Generating Company (100%) (EWG) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy Fuels and Services Company (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Electric Energy* Inc. (20%) (EWG) 2100 Portland Road Joppa, IL 62953

* Electric Energy Inc. has 100% ownership in the following subsidiaries: Midwest Electric Power, Inc. (EWG); Joppa and Eastern Railroad Company; MetSouth, Inc.; Massac Enterprises, LLC; and Southern Materials Transfer, Inc. All subsidiaries are located at 2100 Portland Road, Joppa, IL 62953 except Midwest Electric Power, Inc. which is located at 2150 Portland Road, Joppa, IL 62953

** CIPSCO Investment Company has 100% ownership in the following subsidiaries: CIPSCO Securities Company; CIPSCO Energy Company; CIPSCO Venture Company and CIPSCO Leasing Company. CIPSCO Leasing Company has 100% ownership in CLC Leasing Co. A and CLC Aircraft Leasing Company. All subsidiaries are located at 607 East Adams, Springfield, IL 62739.

Current Corporate Structure


AES
CILCORP
Medina Valley Cogen
Power Purchase Agreement
CILCORP Investment Management Inc. ("CIM")
CILCORP Ventures Inc. ("CVI")
QST Enterprises Inc. ("QST")
CILCO
Regulated Utility
CILCO Exploration & Development Co. ("CEDCO")
CILCO Energy Corporation ("CECO")

Proposed Post-Transaction Corporate Structure



Medina Valley Cogen
Power Purchase Agreement
CILCO
Regulated Utility
CILCORP Investment Management Inc. ("CIM")
CILCORP Ventures Inc. ("CVI")
QST Enterprises Inc. ("QST")
CILCO Exploration & Development Co. ("CEDCO")
CILCO Energy Corporation ("CECO")
Central Illinois Generation, Inc. ("CIGI")

Corporate Structure


Ameren Corporation
AmerenUE
Ameren Services
AmerenCIPS
AmerenEnergy Resources
AmerenEnergy Marketing
Ameren Fuels and Services
AmerenEnergy Generating
Medina Valley
CILCORP
CIM
AmerenCILCO
CVI
CIGI
CESI

EXHIBIT D

OTHER BUSINESS ARRANGEMENTS

Ameren

On May 28, 2002, Ameren Corp., AmerenUE and AmerenCIPS notified the Commission of their plan to participate in the Midwest ISO. On June 20, 2002, Ameren announced that it had entered into a letter of intent with FirstEnergy Corporation, Northern Indiana Public Service Company and National Grid to establish terms for joining the Midwest ISO through participation in an independent transmission company (ITC). The exact nature of the Ameren companies' participation in the Midwest ISO (whether as individual transmission owners or through an independent transmission company) is subject to further negotiations. Until the tariffs and other material terms of instruments that will govern the Ameren companies' participation in the Midwest ISO are finalized and approved by the Commission, the Ameren companies cannot predict the impact that ongoing RTO developments will have on their future financial condition, results of operation or liquidity.

CILCO

The Commission has approved CILCO's transfer of control over its transmission facilities to the Midwest ISO, which began operations on February 1, 2002. *Central Illinois Light Company*, 86 FERC ¶ 62,233 (1999). The Midwest ISO offers transmission service over those CILCO transmission facilities and the transmission facilities of other Midwest ISO regional transmission owners under the Midwest ISO Open Access Transmission Tariff on file with the Commission. *Midwest Independent Transmission System Operator*, 84 FERC & 61,231, *order on reconsideration*, 85 FERC ¶ 61,250, *order on reh'g*, 85 FERC ¶ 61,372 (1998).

CILCO has a tolling agreement with AES Medina Valley Cogen, L.L.C. This agreement will not be affected by the transaction.

Medina

None

EXHIBIT E

COMMON OFFICERS AND DIRECTORS

The Applicants do not have any common officers or directors.

EXHIBIT F

DESCRIPTION OF CUSTOMERS

Ameren

See attached.

CILCO

CILCO has one wholesale power sales customer: Corn Belt Energy Corporation, an electric cooperative located in Bloomington, Illinois.

There are two network transmission service customers that make use of CILCO's system: the Village of Riverton, Illinois and Corn Belt Energy Corporation. The Village of Riverton obtains its power supply from CWLP.

The Applicants request waiver of the requirement to provide this information related to other AES subsidiaries as such information is not relevant to the proposed Transaction.

Medina

Medina sells power exclusively to CILCO under the terms of a Tolling Agreement on file with the Commission. *See* Docket No. ER01-2623-000.

SUMMARY OF CONTRACTS WITH TDU CUSTOMERS ON AMEREN'S SYSTEM

1. ***Service Provider:*** **AmerenUE**

   Customer Name: **City of California, Missouri**

   Type of Service: Full Requirements

   Term of Service: Effective: December 1, 1998

   Termination Date: December 31, 2003

   Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

   Fuel Clause: *None*

2. ***Service Provider:*** **AmerenUE**

   Customer Name: **City of Linneus, Missouri**

   Type of Service: Full Requirements

   Term of Service: Effective: January 1, 1999

   Termination Date: December 31, 2003

   Form of Rate: Fixed demand charge and fixed energy charge

   Fuel Clause: *None*

3. ***Service Provider:*** **AmerenUE**

   Customer Name: **City of St. James, Missouri**

   Type of Service: Full Requirements

   Term of Service: Effective: November 1, 1998

   Termination Date: December 31, 2003

   Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

   Fuel Clause: *None*

4. ***Service Provider:*** **AmerenUE**

Customer Name: **City of Centralia, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: February 1, 1998

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

Fuel Clause: *None*

5. ***Service Provider:*** **AmerenUE**

Customer Name: **City of Kahoka, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: April 1, 1998

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges with capacity credits for customer-owned generation

Fuel Clause: *None*

6. **Service Provider:** **AmerenUE**

Customer Name: **City of Hannibal, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: January 1, 1998

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

Fuel Clause: *None*

7. ***Service Provider:*** **AmerenUE**

Customer Name: **City of Kirkwood, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: January 1, 1998

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

Fuel Clause: *None*

8. ***Service Provider:*** **AmerenUE**

Customer Name: **City of Marceline, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: February 1, 1999

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges with demand charge credits for customer-owned capacity

Fuel Clause: *None*

9. ***Service Provider:*** **AmerenUE**

Customer Name: **City of Perry, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: January 1, 1999

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

Fuel Clause: *None*

10.	***Service Provider:***	**AmerenEnergy Marketing Company (AEM)**
	Customer Name:	**Illinois Municipal Electric Agency for the City of Sullivan, IL**
	Type of Service:	Scheduled Firm Energy up to 16 MW Max. Hourly Demand
	Term of Service:	Effective: January 1, 2001 Termination Date: December 31, 2005 Parties to commence negotiations no later than 90 days prior to 12/31/05 for extension of contract term or new agreement or return to service under suspended Power Supply Agreement, which terminates in 2014
	Form of Rate:	Fixed energy charge
	Fuel Clause:	*None*
11.	***Service Provider:***	**AEM**
	Customer Name:	**Illinois Municipal Electric Agency, for IMEA members located within Ameren control area (other than Sullivan, Il), Winnetka, Il and Rock Falls, Il**
	Type of Service:	System Firm Energy up to Max. Hourly Demand (245 MW in Summer Period of 2005)
	Term of Service:	Effective: January 1, 2001 Termination Date: December 31, 2005 Parties to commence negotiations no later than 90 days prior to 12/31/05 for extension of contract term or new agreement or to return to service under suspended Power Supply Agreement, which terminates in 2014
	Form of Rate:	Fixed energy charge
	Fuel Clause:	*None*

12. ***Service Provider:*** **AEM**

Customer Name: **Newton, Illinois**

Type of Service: Full Requirements

Term of Service: Effective: July 1, 1999

Termination Date: June 30, 2005

Form of Rate: Fixed demand and energy charges plus fixed fuel charge

Fuel Clause: *None*

13. ***Service Provider:*** **AEM**

Customer Name: **Norris Electric Cooperative**

Type of Service: Full Requirements

Term of Service: Effective: March 20, 1992

Termination Date: December 31, 2007

Form of Rate: Fixed demand and energy charges plus fixed fuel charge

Fuel Clause: *Fixed through February 28, 2004*

14. *Service Provider:* **AEM**

Customer Name: **Union Electric Company**

FERC Designation: Power Sales Agreement under MBR Tariff

Type of Service: Firm Energy up to 200 Mw Max. Hourly Demand Scheduled in 50 MW blocks during Daily On-Peak Periods

Term of Service: Effective: June 1, 2002

Termination Date: May 31, 2003

Form of Rate: Seasonally differentiated fixed demand charges plus energy charge indexed to gas in July and August and based on Broker quotes in for next-day energy in other months

Fuel Clause: *None*

15. *Service Provider:* **AEM**

Customer Name: **City of Columbia, Missouri**

Type of Service: Unit Commitment of 36 MW from 144 MW plant (subject to minimum schedule of 20 MW)

Term of Service: Effective: June 1, 2002

Termination Date: May 31, 2014, with buyer's option to extend through 2020

Form of Rate: Fixed demand charge subject to annaul increases of 2.5% plus energy charge indexed to gas cost and fixed O&M and start-up charges subject to annual increases of 2.5%

Fuel Clause: *None*

16.	**Service Provider:**	**AEM**
	Customer Name:	**City of Columbia, Missouri**
	Type of Service:	80 MW non-firm energy
	Term of Service:	Effective: June 1, 2000
	Termination Date:	May 31, 2004
	Form of Rate:	Fixed demand charge subject plus energy charge equal to incremental cost plus 10%
	Fuel Clause:	*None*
17.	***Service Provider:***	**Ameren Energy Marketing Company**
	Customer Name:	**Citizens Electric Corporation**
	Type of Service:	Load Following Partial Requirements Service (excludes Proctor & Gamble load)
	Term of Service:	Effective: January 1, 2002
	Termination Date:	December 31, 2006
	Form of Rate:	Fixed seasonally differentiated demand charges and fixed energy charge subject to fixed increases related to loss factor
	Fuel Clause:	*None*

18. **Service Provider:** **AmerenUE**

Customer Name: **Citizens Electric Corporation**

Type of Service: Full Requirements for Proctor & Gamble load

Term of Service: Effective: August 1. 1998

Termination Date: July 31, 2003

Form of Rate: Fixed demand and energy rates

Fuel Clause: *None*

19. **Service Provider:** **AEM**

Customer Name: **Central Illinois Public Service Company**

Type of Service: Full Requirements for native load

Term of Service: Effective: May 1, 2000

Termination Date: December 31, 2004

Form of Rate: Fixed demand and energy rates (and pass through of revenue for CIPS Market Price Sales)

Fuel Clause: *None*

20. **Service Provider:** **AEM**

Customer Name: **Clay Electric Co-operative, Inc.**

Type of Service: Full Requirements for native load

Term of Service: Effective: January 1, 2000

Termination Date: December 31, 2007

Form of Rate: Fixed energy rate and fixed excess demand charge and indexed (Into Cinergy) rate for excess energy

Fuel Clause: *None*

21. **Service Provider:** **AEM**

Customer Name: **City of Jackson, Missouri**

Type of Service: Off-peak Firm Energy (6MW minimum and 30 MW maximum)

Term of Service: Effective: March 1, 2001

Termination Date: December 31, 2005

Form of Rate: Fixed energy rate plus market rate for excess energy

Fuel Clause: *None*

22. **Service Provider:** **AEM**

Customer Name: **Soyland Power Cooperative, Inc.**

Type of Service: Full Requirements for native load

Term of Service: Effective: January 1, 2003

Termination Date: December 31, 2008

Form of Rate: Fixed energy rate and fixed excess demand charge market rate for excess energy

Fuel Clause: *None*

23. **Service Provider:** **AEM**

Customer Name: **Missouri Joint Municipal Electric Utility Commission**

Type of Service: System Firm Energy and Capacity (20-40 MW, increasing at 5 MW/yr)

Term of Service: Effective: January 1, 2002

Termination Date: December 31, 2006

Form of Rate: Fixed demand and energy rates through 2003 and indexed (Into Cinergy) energy rates thereafter

Fuel Clause: *None*

24. **Service Provider:** **AEM**

Customer Name: **Rolla, Missouri Municipal Utilities**

Type of Service: *25 MW* System Firm Capacity and Energy

Term of Service: Effective: January 1, 2001

Termination Date: December 31, 2005

Form of Rate: Fixed energy rate and fixed excess demand charge market rate for excess energy

Fuel Clause: *None*

25. ***Service Provider:*** **AEM**

Customer Name: **Mt. Carmel Public Utility Company**

Type of Service: Full Requirements, with option for customer to purchase supply from third parties for new non-residential load of 5 MW or greater

Term of Service: Effective: May 1, 2002

Termination Date: April 30, 2007

Form of Rate: Fixed demand and energy rates

Fuel Clause: *None*

Ameren Services Company's Index of
Non-Firm Point-To-Point Transmission Service Customers

Customer	Date of Service Agreement
AES Power, Inc.	11/18/96
Allegheny Energy	6/7/99
Allegheny Energy Supply Company, LLC	5/12/00
Amerada Hess Corporation	5/10/00
Ameren Services Company	5/13/97
Ameren Services Company	12/8/99
AmerenCIPS	11/3/99
American Electric Power Service Corporation	12/4/96
American Energy Solutions, Inc.	3/17/97
American Municipal Power-Ohio, Inc.	2/1/99
Amoco Energy Trading Corporation	3/25/98
Aquila Energy Marketing Corporation	8/23/99
Aquila Power Corporation	10/29/96
Arkansas Electric Cooperative Corporation	6/30/97
Avista Energy, Inc.	9/30/97
AYP Energy, Inc.	8/26/97
British Columbia Power Exchange Corporation	6/18/99
Cargill-Alliant, L.L.C.	8/11/97
Cargill-Alliant, L.L.C.	3/8/00
Carolina Power & Light Company	3/25/97
Cenerprise, Inc.	12/17/96
Central and South West Services, Inc.	1/24/97
Central Illinois Light Company	12/16/96
Central Illinois Light Company Marketing	2/28/00
Central Illinois Light Company Retail	2/28/00
Central Illinois Public Service Company	12/19/96
Cinergy Services, Inc.	4/1/97
Citizens Power Sales	4/22/97
Columbia, Missouri (City of)	6/18/98
Conectiv Energy Supply, Inc.	5/12/00
City Water, Light & Power	2/12/97
Cleco Merchant Energy Services	3/3/97
Cleveland Electric Illuminating	12/12/96
CMS Marketing, Services and Trading Company	5/19/97
CNG Power Services Corporation	2/28/97
Coastal Electric Services Company	1/24/97
Columbia Power Marketing Corporation	2/2/98
Commonwealth Edison Company (unexecuted)	8/21/96
Commonwealth Edison Company	9/17/97
ConAgra Energy Services, Inc.	3/10/98
Constellation Power Source, Inc.	10/8/98

Customer	Date of Service Agreement
Coral Power, L.L.C.	10/3/96
The Dayton Power and Light Company	5/20/99
Delhi Energy Services, Inc.	9/10/96
Delmarva Power & Light	12/9/99
Detroit Edison Company	1/1/97
DTE Energy Trading, Inc.	5/19/98
Duke Energy Trading and Marketing, L.L.C.	9/6/96
Duke Energy Trading and Marketing, L.L.C.	12/13/96
Duke Power, a division of Duke Energy Corp.	6/18/99
DuPont Power Marketing, Inc.	5/7/97
e prime, inc.	6/19/98
Edison Mission Marketing and Trading, Inc.	2/8/00
Electric Clearinghouse, Inc.	10/21/97
El Paso Merchant Energy, L.P.	07/06/00
The Energy Authority	4/26/99
EnerZ Corporation	7/17/97
Engage Energy US, L.P.	12/15/97
Engage Energy US, L.P.	07/18/00
Engelhard Power Marketing, Inc.	12/12/96
Enron Power Marketing, Inc.	2/28/97
Entergy Power Marketing Corporation	10/8/97
Entergy Power Marketing Corporation (unexecuted)	
Entergy Services, Inc.	4/22/97
Equitable Power Services, Inc.	3/25/97
Federal Energy Sales, Inc.	8/19/96
Florida Power & Light	10/6/98
Florida Power Corporation	10/20/97
Griffin Energy Marketing	7/14/98
Illinois Power Company	12/6/96
Illinova Energy Partners, Inc.	7/19/99
Illinova Power Marketing, Inc.	11/18/96
Industrial Energy Applications, Inc.	8/20/96
JPower Inc.	9/6/96
Kansas City Power & Light Company	1/10/97
Kansas Electric Power Cooperative, Inc.	6/4/99
Kentucky Utilities Company	12/4/96
Kimball Power Company	12/23/96
Koch Energy Trading, Inc.	7/23/97
LG&E Energy Marketing, Inc.	9/12/97
Louisville Gas & Electric Company	11/30/98
Madison Gas and Electric Company	2/24/97
Market Responsive Energy, Inc.	6/25/97
Merchant Energy Group of the Americas, Inc.	3/5/98
Merrill Lynch Capital Services, Inc.	6/18/99
MidAmerican Energy Company	12/6/96
MidAmerican Energy Company - Retail	11/16/99
MidCon Power Services Corporation	12/12/96

Customer	Date of Service Agreement
Minnesota Power and Light Company	2/11/97
Minnesota Power, Inc.	12/9/99
Missouri Joint Municipal Electric Utility Commission	3/28/00
Missouri Public Service	1/1/97
Morgan Stanley Capital Group Inc.	7/11/97
National Gas & Electric L.P.	3/21/97
New Energy Ventures, Inc.	3/17/99
New York State Electric & Gas Corporation	7/21/97
Niagra Mohawk	5/12/97
NIPSCO Energy Services, Inc.	2/11/97
NorAm Energy Services, Inc.	2/27/97
North American Energy Conservation, Inc.	2/5/98
Northern Indiana Public Service Company	11/1/96
Northern States Power Company	12/1/97
NP Energy Inc.	8/15/97
OGE Energy Resources, Inc.	12/31/97
Omaha Public Power District	10/18/99
Oneok Power Marketing Company	1/20/99
PacifiCorp Power Marketing, Inc.	5/2/97
PanCanadian Energy Services Inc.	12/7/98
PECO Energy Company - Power Team	7/9/97
PG&E Energy Trading-Power, L.P.	6/2/98
The Power Company of America, L.P.	1/3/97
PP&L, Inc.	2/10/97
PP&L, Inc.	3/29/99
ProLiance Energy, L.L.C.	10/13/97
Public Service Company of Colorado	5/4/99
Public Service Electric and Gas Company	2/18/97
QST Energy Trading Inc.	12/10/96
Rainbow Energy Marketing Corporation	8/27/97
SCANA Energy Marketing, Inc.	3/10/98
Sempra Energy Trading Corporation	11/14/97
Sikeston Board of Municipal Utilities	3/25/97
Southern Company Energy Marketing, L.P.	1/20/97
Southern Company Services, Inc.	3/5/97
Southern Illinois Power Cooperative	5/5/98
Southern Indiana Gas and Electric Company	5/26/99
Southwestern Public Service Company	11/9/98
St. Joseph Light & Power Company	4/1/97
Stand Energy Corporation	12/11/96
Statoil Energy Trading, Inc.	1/21/99
Tenaska Power Services Company	11/19/97
Tennessee Power Company	8/22/97

Customer	Date of Service Agreement
Tennessee Valley Authority	10/14/96
Toledo Edison Company	12/12/96
TransAlta Energy Marketing (U.S.), Inc.	10/6/98
TransCanada Energy Ltd.	9/20/96
TXU Energy Trading Company	8/26/99
UtiliCorp United, Inc.	5/3/99
Valero Power Services Company	5/2/97
Virginia Electric and Power Company	4/7/97
Vitol Gas and Electric LLC	8/1/97
VTEC Energy, Inc.	1/24/97
Wabash Valley Power Association, Inc.	2/20/97
West Plains Energy-Kansas	1/1/97
Western Power Services, Inc.	9/10/96
Western Resources	2/11/97
Williams Energy Services Corporation	9/13/96
Wisconsin Electric Power Company	10/29/96
Wisconsin Power and Light Company	12/13/96
Wisconsin Public Power Inc. SYSTEM	3/24/97
Wisconsin Public Service Corporation	2/11/97
WPS Energy Services, Inc.	3/3/97
Associated Electric Cooperative	08/29/00
Ameren Energy Marketing	09/08/00
NRG Power Marketing Company Inc.	09/14/00
FPL Energy Power Marketing, Inc.	09/22/00
H.Q.Energy Services (U.S.) Inc.	10/31/00
Madison Gas & Electric Company	01/02/01
Ameren Energy	02/10/01
FirstEnergy Services Corp.	02/17/01
Split Rock Energy LLC	02/24/01
Axia Energy, LP	02/24/01
Engage Energy America LLC	04/10/01
Otter Tail Power Company	05/08/01
Calpine Energy Services, L.P.	07/16/01
Exelon Generation Company, LLP	08/03/01
Dominion Nuclear Marketing II, Inc.	11/28/01
Upper Penninsula Power Company	03/13/02
UBS AG, London Branch	04/23/02

ATTACHMENT E

Ameren Services Company's Index of Non-Firm Point-To-Point Transmission Service Customers

(Reserved for Future Use)

ATTACHMENT E
Ameren Services Company's Index of
Firm Point-To-Point Transmission Service Customers

Customer	Date of Service Agreement
AES Power, Inc.	07/30/97
Alleghaney Energy Supply Company, LLC	05/12/00
Allegheny Energy	06/07/99
Amerada Hess Corporation	05/10/00
Ameren Services Company	09/23/98
Ameren Services Company	12/08/99
Ameren Services Company	12/01/99
Ameren Services Company	03/01/00
Ameren Services Company	04/01/00
Ameren Services Company	04/01/00
AmerenCIPS	11/03/99
American Municipal Power-Ohio, Inc.	02/01/99
Amoco Energy Trading Corporation	03/25/98
Aquila Energy Marketing Corporation	08/23/99
Aquila Power Corporation	04/19/97
British Columbia Power Exchange Corporation	06/18/99
Cargill-Alliant Energy Trading Group	11/01/99
Cargill-Alliant, L.L.C.	07/30/97
Cargill-Alliant, L.L.C.	03/08/00
Central and South West Services, Inc.	06/01/99
Central and South West Services, Inc.	06/01/02
Central Illinois Light Company Marketing	02/28/00
Central Illinois Light Company Retail	02/28/00
Central Illinois Public Service Company	08/07/97
Cinergy Services, Inc.	8/27/97
Citizens Power Sales	8/15/97
City Water, Light & Power	12/31/97
Columbia Power Marketing Corporation	02/02/98
Columbia, Missouri (City of)	06/01/98
ComEd Wholesale Marketing	01/01/00
ComEd Wholesale Marketing	01/01/00
ComEd Wholesale Marketing	01/01/00
Commonwealth Edison Company	08/11/97
Conectiv Energy Supply, Inc.	05/12/00
Constellation Power Source, Inc	10/08/98
Delhi Energy Services, Inc.	08/13/97
Delmarva Power & Light	12/09/99
DTE Energy Trading, Inc.	05/19/98
Duke Power, a division of Duke Energy Corp.	06/18/99
Dynegy Power Marketing, Inc.	01/01/00

Customer	Date of Service Agreement
Dynegy Power Marketing, Inc.	01/01/00
Dynegy Power Marketing, Inc.	06/01/00
e prime, inc	06/19/98
Edison Mission Marketing and Trading, Inc.	02/08/00
El Paso Merchant Energy, L.P.	07/06/00
Electric Clearinghouse, Inc.	10/21/97
Electric Clearinghouse, Inc.	01/01/98
Electric Clearinghouse, Inc.	01/01/98
Engage Energy US, L.P.	07/18/00
Enron Power Marketing, Inc.	08/15/97
Entergy Power Marketing Corp. (unexecuted)	
Entergy Power Marketing Corporation	10/08/97
Entergy Services, Inc.	08/15/97
Florida Power & Light	10/06/98
Griffin Energy Marketing	07/14/98
Illinois Municipal Electric Agency	06/01/00
Illinois Power Company	07/29/97
Illinova Energy Partners, Inc.	07/19/99
Kansas Electric Power Cooperative, Inc.	06/04/99
Koch Energy Trading, Inc.	04/28/97
LG&E Energy Marketing, Inc.	09/12/97
Louisville Gas & Electric Company	11/30/98
Merchant Energy Group of the Americas, Inc.	03/05/98
Merrill Lynch Capital Services, Inc.	6/18/99
MidAmerican Energy Company	09/12/97
MidAmerican Energy Company - Retail	11/16/99
Minnesota Power and Light Company	08/19/97
Minnesota Power, Inc.	12/9/99
Missouri Joint Municipal Electric Utility Commission	03/28/00
Morgan Stanley Capital Group Inc.	11/13/97
New Energy Ventures, Inc.	03/17/99
New York State Electric & Gas Corporation	07/21/97
NorAm Energy Services, Inc.	08/19/97
North American Energy Conservation, Inc.	02/05/98
Northern States Power Company	12/01/97
NSP Energy Marketing	01/01/02
OGE Energy Resources, Inc.	12/31/97
Omaha Public Power District	10/18/99
Oneok Power Marketing Company	01/20/99
PanCanadian Energy Services Inc.	12/07/98
PECO Energy Company - Power Team	08/19/97

Customer	Date of Service Agreement
PECO Energy Company - Power Team	04/30/99
PG&E Energy Trading-Power, L.P.	07/26/98
PP&L, Inc.	03/29/99
ProLiance Energy, L.L.C.	10/13/97
Public Service Company of Colorado	05/04/99
Public Service Company of Oklahoma	06/01/99
Public Service Company of Oklahoma	06/01/02
Public Service Electric and Gas Company	02/17/98
QST Energy Trading Inc.	06/01/97
Rainbow Energy Marketing Corporation	08/05/97
Reliant Energy Services, Inc.	12/01/99
Reliant Energy Services, Inc.	01/01/00
Reliant Energy Services, Inc.	01/01/00
Reliant Energy Services, Inc.	06/01/00
Reliant Energy Services, Inc.	06/01/00
Reliant Energy Services, Inc.	06/01/01
Sempra Energy Trading Corporation	11/14/97
Sikeston Board of Municipal Utilities	08/07/97
Southern Company Energy Marketing, L.P.	08/29/97
Southern Company Services, Inc.	08/29/97
Southern Illinois Power Cooperative	05/05/98
Southern Indiana Gas & Electric Company	05/26/99
Southwestern Public Service Company	11/09/98
Statoil Energy Trading, Inc.	01/21/99
Tenaska Power Services	01/01/00
Tenaska Power Services Company	11/19/97
Tennessee Power Company	08/22/97
Tennessee Valley Authority	08/29/97
Tennessee Valley Authority	06/01/00
The Dayton Power and Light Company	05/20/99
The Energy Authority	04/26/99
The Power Company of America, L.P.	08/25/97
TransAlta Energy Marketing (U.S.), Inc.	10/06/98
TXU Energy Trading Company	08/26/99
UtiliCorp United, Inc.	05/03/99
Valero Power Services Company	08/11/97
Virginia Electric and Power Company	08/11/97
Vitol Gas and Electric LLC	04/28/98
Wabash Valley Power Association, Inc.	05/01/98

Customer	Date of Service Agreement
Wayne-White Counties Electric Cooperative, Inc. (unexecuted)	01/01/00
Western Resources	09/12/97
Williams Energy Services Company	12/01/97
Wisconsin Electric Power Company	08/12/97
Wisconsin Power & Light Company	06/01/97
Associated Electric Cooperative	08/29/00
Ameren Energy, As Agent For Ameren Services Company	09/01/00
Reliant Energy Services, Inc.	09/01/00
Reliant Energy Services, Inc.	09/01/00
NRG Power Marketing, Inc.	09/14/00
Ameren Energy Marketing Company	09/08/00
FPL Energy Power Marketing, Inc.	09/22/00
Ameren Energy, As Agent for Ameren Services Company	10/01/00
Ameren Energy, As Agent for Ameren Services Company	10/01/00
H.Q. Energy Services (U.S.) Inc.	10/31/00
Ameren Energy, As Agent For Ameren Services Company	12/01/00
Madison Gas & Electric Company	01/02/01
Ameren Energy, As Agent For Ameren Services Company	01/01/01
Western Resources	01/01/01
Western Resources	01/01/01
Western Resources	01/01/01
Cinergy Services, Inc.	01/01/01
Tenaska Power Services Company	01/01/01
Xcel Energy	01/01/01
Illinois Power Company	01/01/01
Reliant Energy Services, Inc.	01/01/01
Dynegy Power Marketing, Inc.	01/01/01
Dynegy Power Marketing, Inc.	01/01/01
Aquila Energy Marketing Corp.	01/01/01
Ameren Energy	02/10/01
FirstEnergy Services Corp.	02/17/01
Split Rock Energy LLC	02/24/01
Axia Energy, LP	02/24/01
Ameren Energy	04/27/01

ATTACHMENT E
Ameren Services Company's Index of
Firm Point-To-Point Transmission Service Customers

Customer	Date of Service Agreement
Axia Energy	04/24/01
Engage Energy America LLC	04/10/01
Otter Tail Power Company	05/08/01
Ameren Energy Marketing	05/01/01
Ameren Energy, Inc.	06/01/01
Calpine Energy Services, L.P.	07/16/01
Exelon Generation Company, LLC	08/03/01
Reliant Energy Services, Inc.	09/01/01
Reliant Energy Services, Inc.	09/01/01
Ameren Energy, Inc.	09/01/01
Aquila Energy Marketing Corporation	05/01/02
Aquila Energy Marketing Corporation	05/01/02
Aquila Energy Marketing Corporation	05/01/02
Aquila Energy Marketing Corporation	05/01/02
Aquila Energy Marketing Corporation	05/01/03
Aquila Energy Marketing Corporation	05/01/03
Aquila Energy Marketing Corporation	05/01/03
Aquila Energy Marketing Corporation	05/01/04
Aquila Energy Marketing Corporation	05/01/04
Aquila Energy Marketing Corporation	05/01/05
Aquila Energy Marketing Corporation	05/01/05
Aquila Energy Marketing Corporation	05/01/06
Dominion Nuclear Marketing II, Inc.	11/28/01
Ameren Energy	12/01/01
Illinois Power	01/01/02
Western Resources	01/01/02
Cinergy Services, Inc.	01/01/02
Xcel Energy, on behalf of Northern States Power Company	01/01/02
Ameren Energy (AEP)	01/01/02
Ameren Energy (CE)	01/01/02
Ameren Energy (WPS)	01/01/02
Ameren Energy (AEP)	01/01/02
Upper Peninsula Power Company	03/13/02
Energy Koch Trading, LP	04/01/02
Ameren Energy	04/01/02
UBS AG, London Branch	04/23/02

ATTACHMENT E
Ameren Services Company's Index of Firm Point-To-Point Transmission Service Customers

Ameren Energy - Marketing	05/01/02
Reliant Energy Services, Inc.	09/01/02
Aquila Energy Marketing Corp. (unexecuted)	05/01/02

ATTACHMENT E
Ameren Services Company's Index of Firm Point-To-Point Transmission Service Customers

EXHIBIT G

DESCRIPTION OF JURISDICTIONAL FACILITIES OF APPLICANTS, THEIR SUBSIDIARIES AND AFFILIATES

Ameren

As of December 31, 2001, the Ameren public utilities owned approximately 4,500 circuit miles of transmission lines. The Ameren companies sell power at wholesale and their tariffs and contracts with regard to those transactions have been filed with the Commisison pursuant to the Federal Power Act. Reference is made to the Form 1 Annual Reports filed by AmerenUE and AmerenCIPS, respectively, for the calendar year 2001 for a listing of Ameren's transmission lines that operate at 132 kV and above and a list of Ameren's transmission substations. The Ameren public utilities provide open access transmission service under a tariff the Commission accepted for filing in Docket Nos. OA96-50-000 and OA96-154-000. The Ameren public utilities sell power at wholesale and the tariffs and service agreements under which such sales are made have been filed with the Commission in accordance with the Act.

CILCO

CILCO owns approximately 333 circuit miles of transmission lines that operate at 138 kV and above. CILCO has provided open access transmission service under a tariff (OATT) that the Commission accepted for filing in Docket Nos. OA96-36-000 and OA97-612-000. The Commission has approved CILCO's transfer of control over its transmission facilities to the Midwest ISO, as of February 1, 2002, the date the Midwest ISO commenced operation. The Midwest ISO offers transmission service over those CILCO transmission facilities and the transmission facilities of other Midwest ISO regional transmission owners under the Midwest ISO Open Access Transmission Tariff on file with the Commission. The CILCO OATT was

terminated (Docket No. ER02-938) once the Midwest OATT took effect. CILCO provides ancillary services pursuant to an Ancillary Service Tariff (AST) approved by the Commission in Docket No. ER02-708. CILCO sells power at wholesale, and the tariff and agreements pursuant to which such sales are made have been filed with the Commission in accordance with the Act. The Commission recently authorized CILCO to transfer certain jurisdictional facilities associated with CILCO's generating units to CIGI. Reference is made to the Form 1 Annual Report filed by CILCO for the calendar year 2001 for a listing of CILCO's transmission facilities that operate at 132 kV and above and a list of transmission substations.

The Applicants request waiver of the requirement to provide this information related to the jurisdictional facilities of other AES subsidiaries as such information is not relevant to the proposed Transaction.

Medina

Medina does not own any transmission facilities other than those limited facilities used to interconnect its plant to CILCO's system. Medina sells power to CILCO under a Tolling Agreement that has been filed with the Commission.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	W. Frankfort	Joppa	230.00	230.00	Wood H	47.65		1
2								
3								
4	Palmyra	N. Marblehead	161.00	161.00	Wood H	1.89		1
5								
6								
7	Grand Tower	Perryville-UE	138.00	138.00	Wood H	0.26		1
8								
9								
10	Macomb Northeast	Niota	138.00	138.00	Wood Pole	41.37		1
11								
12	Gibson City	Gibson City CTG (UE)	138.00	138.00	Steel Pole	2.84		1
13	MEREDOSIA EAST	JERSEYVILLE NORTHWEST						
14	Meredosia East	Roodhouse West	138.00	138.00	Wood Pole	12.42		1
15					Wood Pole	18.55		1
16								
17	Roodhouse West	Jerseyville N.W.	138.00	138.00	Wood Pole	28.24		1
18								
19								
20	Meredosia	Meredosia East,	138.00	138.00	Wood Pole	0.32		1
21		Lines 1,2,3,4			Wood Pole	0.28		1
22					Steel Pole	0.05		1
23								
24								
25	Mattoon West	Kansas West						
26	Mattoon West	Charleston NE	138.00	138.00	Wood Pole	7.89		1
27					Wood H	7.68		1
28								
29	Charleston NE	Kansas West			Wood H	10.65		1
30								
31								
32	Pawnee West	Jerseyville Northwest	138.00	138.00	Wood H	53.93		1
33								
34								
35	Coffeen P.P.	Coffeen North	138.00	138.00	Wood H	0.28		1
36					TOTAL	1,908.35	0.38	129

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
954 ACSR	225,974	2,117,074	2,343,048	335	77,188		77,523	1
								2
								3
954 ACSR	70,371	614,779	685,150	96	1,150		1,246	4
								5
								6
954 ACSR		20,318	20,318					7
								8
								9
954 ACSR	1,268,219	6,086,403	7,354,622					10
								11
954 ACSR	2,400	-47,628	-45,228					12
								13
954 ACSR	10,377	10,073,727	10,084,104	170	3,229	100	3,499	14
954 ACSR								15
								16
954 ACSR								17
								18
								19
1272 ACSR		695,433	695,433	95			95	20
954 ACSR								21
1590 AAC								22
								23
								24
								25
954 ACSR	631,004	1,527,065	2,158,069	95			95	26
1024.5 ACSR								27
								28
1024.5 ACSR								29
								30
								31
556 ACSR	1,043,202	2,778,103	3,821,305	335	2,075		2,410	32
								33
								34
477 ACSR		25,146	25,146	80		1,586	1,666	35
	17,079,742	116,541,899	133,621,641	23,164	1,714,659	4,162	1,741,985	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	GRAND TOWER	MUDDY (NORTH LINE)						
2	Grand Tower	Carbondale N.W.	138.00	138.00	Wood H	16.66		1
3								
4	Carbondale N.W.	W. Frankfort	138.00	138.00	Wood H	19.05		1
5					Wood H	3.08		1
6					Wood H	5.45		1
7								
8	W. Frankfort	W. Frankfort East	138.00	138.00	Wood H	5.25		1
9								
10	W. Frankfort East	Muddy	138.00	138.00	Steel Lat. H	20.20		1
11								
12								
13	Newton	Louisville South	138.00	138.00	Wood H	20.49		1
14								
15								
16	HUTSONVILLE	MEREDOSIA EAST						
17	Hutsonville	Neoga South	138.00	138.00	Wood H	45.44		1
18								
19	Neoga South	Pana North	138.00	138.00	Wood H	34.20		1
20								
21	Pana North	Taylorville South	138.00	138.00	Wood H	12.91		1
22								
23	Taylorville South	Taylorville N.E.	138.00	138.00	Wood H	8.45		1
24								
25	Taylorville South	Pawnee West	138.00	138.00	Wood H	10.01		1
26					Wood H	7.98		1
27								
28	Pawnee West	Auburn North	138.00	138.00	Wood H	7.86		1
29								
30	Auburn North	Jacksonville North, Jack-	138.00	138.00	Wood H	29.09		1
31		sonville Ind. Park, I.P.						
32	Jacksonville Ind. Park.	Meredosia East I.P.	138.00	138.00	Wood H	18.32		1
33					Wood H	0.47		1
34								
35								
36					TOTAL	1,908.35	0.38	129

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
556 ACSR		2,331,713	2,331,713	159	96,216		96,375	2
								3
556 ACSR								4
954 ACSR								5
336 ACSR								6
								7
1272 ACSR								8
								9
556 ACSR								10
								11
								12
954 ACSR		771,303	771,303	96	28,239		28,335	13
								14
								15
								16
350 CU	343,601	6,990,913	7,334,514	767	327,251	20	328,038	17
								18
954 ACSR								19
								20
954 ACSR								21
								22
556 ACSR								23
								24
954 ACSR								25
350 CU								26
								27
954 ACSR								28
								29
954 ACSR								30
								31
350 CU								32
954 ACSR								33
								34
								35
	17,079,742	116,541,899	133,621,641	23,164	1,714,659	4,162	1,741,985	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	HUTSONVILLE	GIBSON CITY SOUTH						
2	Hutsonville	Kansas West	138.00	138.00	Wood H	33.66		1
3								
4	Kansas West	Murdock	138.00	138.00	Wood H	18.08		1
5					Wood H	0.90		1
6								
7	Kansas West	Paris South	138.00	138.00	Wood H	15.02		1
8								
9	Murdock	Sidney I.P.	138.00	138.00	Wood H	15.46		1
10								
11	Sidney I.P.	Rantoul-Paxton East	138.00	138.00	Wood H	30.53		1
12					Wood H	6.81		1
13								
14	Rantoul	Rising I.P.	138.00	138.00	Wood Pole	15.41		1
15					Steel Pole	1.09		1
16								
17	Paxton East	Gibson City South	138.00	138.00	Wood H	0.86		1
18					Wood H	15.93		1
19								
20								
21	MEREDOSIA EAST	MACOMB WEST-QUINCY/N						
22	Meredosia East	Quincy	138.00	138.00	Wood H	45.30		1
23								
24	Clayton Junction	Macomb West			Wood H	41.25		1
25								
26								
27	W FRANKFORT	PANA NORTH						
28	W. Frankfort	Benton Northwest	138.00	138.00	Wood H	9.62		1
29					Wood H	0.59		1
30								
31	Benton Northwest	INA	138.00	138.00	Wood H	10.47		1
32					Wood H	1.04		1
33					Al. Lat. H	1.65		1
34								
35								
36					TOTAL	1,908.35	0.38	129

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
								1
350 CU	689,624	5,441,995	6,131,619	3,518	45,276		48,794	2
								3
350 CU								4
954 ACSR								5
								6
556 ACSR								7
								8
350 CU								9
								10
350 CU								11
336 ACSR								12
								13
954 ACSR								14
954 ACSR								15
								16
350 CU								17
556 ACSR								18
								19
								20
								21
954 ACSR	152,358	2,679,762	2,832,120	1,156	69,026		70,182	22
								23
556 ACSR								24
								25
								26
								27
350 CU	479,601	5,082,772	5,562,373	715	176,318		177,033	28
556 ACSR								29
								30
350 CU								31
556 ACSR								32
556 ACSR								33
								34
								35
	17,079,742	116,541,899	133,621,641	23,164	1,714,659	4,162	1,741,985	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	INA	Mt. Vernon 42nd St. I.P.	138.00	138.00	Wood H	8.37		1
2					Wood H	0.41		1
3					Al. Lat. H	2.26		1
4								
5	Mt. Vernon 42nd St. I.P.	Mt. Vernon West, I.P.	138.00	138.00	Wood H	2.31		1
6					Wood Pole	0.83		1
7								
8	Mt. Vernon West, I.P.	Louisville South-Ramsey E	138.00	138.00	Wood H	19.97		1
9					Wood H	27.60		1
10					Wood H	0.51		1
11					Wood H	40.08		1
12								
13	Avena Tap				Al. Lat. Y	6.12		1
14								
15	Ramsey East	Pana North	138.00	138.00	Wood H	18.43		1
16								
17								
18	VERMILLION, I.P.	PAXTON EAST						
19	Vermillion, I.P.	Hoopeston	138.00	138.00	Wood H	22.00		1
20								
21	Hoopeston	Paxton East	138.00	138.00	Wood H	20.88		1
22								
23								
24	MEREDOSIA EAST	MACOMB NORTHEAST						
25	Meredosia East	Ipava South	138.00	138.00	Wood H	39.88		1
26								
27	Amex Coal Tap		138.00	138.00	Wood H	1.43		1
28								
29	Ipava South	Macomb West	138.00	138.00	Wood H	21.41		1
30								
31	Macomb West	Macomb Northeast	138.00	138.00	Wood Pole	2.82		1
32								
33								
34								
35								
36					TOTAL	1,908.35	0.38	129

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
350 CU								1
556 ACSR								2
556 ACSR								3
								4
954 ACSR								5
954 ACSR								6
								7
350 CU								8
556 ACSR								9
477 ACSR								10
954 ACSR								11
								12
556 ACSR								13
								14
954 ACSR								15
								16
								17
								18
556 ACSR	105,383	988,687	1,094,070	288	209		497	19
								20
556 ACSR								21
								22
								23
								24
556 ACSR	769,566	2,742,694	3,512,260	207	34,432		34,639	25
								26
336 ACSR								27
								28
556 ACSR								29
								30
954 ACSR								31
								32
								33
								34
								35
	17,079,742	116,541,899	133,621,641	23,164	1,714,659	4,162	1,741,985	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	NEWTON	MURDOCK						
2	Newton	Effingham	138.00	138.00	Wood H	21.94		1
3								
4	Effingham	Neoga South	138.00	138.00	Wood H	13.36		1
5								
6	Neoga South	Mattoon West	138.00	138.00	Wood H	14.20		1
7								
8	Mattoon	Murdock	138.00	138.00	Wood H	24.56		1
9					Wood H	16.24		1
10								
11								
12	GRAND TOWER	MUDDY (SOUTH LINE)						
13	Grand Tower	Marion South	138.00	138.00	Wood H	30.54		1
14								
15	Marion South	Crab Orchard	138.00	138.00	Wood H	9.10		1
16								
17	Crab Orchard	Muddy	138.00	138.00	Wood H	19.08		1
18								
19	Harco South Tap		138.00	138.00	Wood H	3.47		1
20								
21	Amex Coal Tap		138.00	138.00	Wood H	1.14		1
22								
23	Kenrlis Tap		138.00	138.00	Wood H	0.27		1
24								
25								
26	Grand Tower	Steelville, I.P.	138.00	138.00	Wood H	13.91		1
27								
28								
29	HUTSONVILLE	VINCENNES, P.S. IND.						
30	Hutsonville	Robinson (Marathon Oil)	138.00	138.00	Wood H	12.51		1
31								
32	Marathon Refinery Tap		138.00	138.00	Wood Pole	1.73		1
33								
34	Robinson	Newton	138.00	138.00	Wood Pole	31.18		1
35					Wood H	3.14		1
36					TOTAL	1,908.35	0.38	129

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
954 ACSR	591,378	3,315,620	3,906,998	423	58,268		58,691	2
								3
954 ACSR								4
								5
954 ACSR								6
								7
954 ACSR								8
556 ACSR								9
								10
								11
								12
556 ACSR	221,043	1,523,587	1,744,630	295	64,469	1,348	66,112	13
								14
556 ACSR								15
								16
556 ACSR								17
								18
556 ACSR								19
								20
336 ACSR								21
								22
336 ACSR								23
								24
								25
556 ACSR	23,457	2,632,245	2,655,702	215	33,523	809	34,547	26
								27
								28
								29
556 ACSR	279,662	10,023,286	10,302,948	726	54,380		55,106	30
								31
336 ACSR								32
								33
1024.5 ACSR								34
1024.5 ACSR								35
	17,079,742	116,541,899	133,621,641	23,164	1,714,659	4,162	1,741,985	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Robinson	Lawrenceville South	138.00	138.00	Wood H	21.63		1
2								
3	Lawrenceville South	Olney North	138.00	138.00	Wood H	22.80		1
4								
5								
6	Olney North	Louisville South	138.00	138.00	Wood H	22.50		1
7								
8	Lawrenceville South	Vincennes, P.S.	138.00	138.00	Al. Lat. H	9.76		1
9					Al. Lat. H	0.13		1
10								
11								
12	HAVANA I.P.	I.P. INTERCONNECTION						
13	Havana I.P.	Ipava South	138.00	138.00	Wood H	14.07		1
14								
15	Ipava South	Canton South	138.00	138.00	Wood H	21.18		1
16								
17	Canton South	I.P. Interconnection	138.00	138.00	Wood H	11.63		1
18								
19								
20	W. FRANKFORT EAST	CRAB ORCHARD						
21	W. Frankfort East	Herrin East	138.00	138.00	Wood H	10.07		1
22					Wood H	0.61		2
23								
24	Herrin East	Crab Orchard	138.00	138.00	Wood H	6.42		1
25					Wood Pole	6.77		1
26								
27								
28	Meredosia	E. Quincy (South Line	138.00	138.00	Wood H	45.43		1
29		No. 2)						
30								
31	OLNEY NORTH	MUDDY						
32	Olney North	Albion South	138.00	138.00	Wood H	28.01		1
33								
34	Albion South	Norris City North	138.00	138.00	Wood H	25.85		1
35					Steel Pole	2.01		2
36					TOTAL	1,908.35	0.38	129

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
556 ACSR								1
								2
556 ACSR								3
								4
								5
556 ACSR								6
								7
1024.5 ACSR								8
954 ACSR								9
								10
								11
								12
556 ACSR	23,328	272,313	295,641	191	40,794	299	41,284	13
								14
556 ACSR								15
								16
556 ACSR								17
								18
								19
								20
556 ACSR	76,890	2,275,381	2,352,271	119	35,109		35,228	21
556 ACSR								22
								23
556 ACSR								24
1024.5 ACSR								25
								26
								27
954 ACSR	205	1,728,884	1,729,089	136	122,190		122,326	28
								29
								30
								31
556 ACSR	469,949	3,170,476	3,640,425	304	39,820		40,124	32
								33
954 ACSR								34
954 ACSR								35
	17,079,742	116,541,899	133,621,641	23,164	1,714,659	4,162	1,741,985	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Norris City North	Muddy	138.00	138.00	Wood H	23.14		1
2								
3								
4	I.P. Tap	Moweaqua North	138.00	138.00	Wood H	3.37		1
5								
6								
7	I.P. Tap	Blue Mound West	138.00	138.00	Wood Pole	5.72		1
8								
9								
10	PAXTON EAST	GOODLAND, N.I.P.S. IND.						
11	Paxton East	Gilman	138.00	138.00	Wood H	21.72		1
12								
13	Gilman	Watseka			Wood Pole	15.21	0.38	1
14								
15	Watseka	Goodland	138.00	138.00	Wood Pole	14.26		1
16					Wood Pole	0.14		2
17								
18								
19	E. QUINCY	QUINCY, 3RD 7 JEFFERSON						
20	E. Quincy	Quincy South	138.00	138.00	Wood H	6.48		1
21								
22	Quincy South	N. Marblehead	138.00	138.00	Wood H	4.60		1
23								
24	N. Marblehead	Quincy, 3rd & Jefferson	138.00	138.00	Wood Pole	4.35		1
25								
26								
27	Joppa	Marion South	161.00	161.00	St Lat H	32.44		1
28								
29								
30	Joppa	Mound City West	161.00	161.00	Wood H	23.42		1
31								
32								
33	Coffeen	Pana North	345.00	345.00	Al. Lat H	30.40		1
34								
35								
36					TOTAL	1,908.35	0.38	129

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
556 ACSR								1
								2
								3
556 ACSR								4
								5
								6
336 ACSR	50,340	214,067	264,407					7
								8
								9
								10
556 ACSR	751,595	4,131,012	4,882,607	397	53,595		53,992	11
								12
1024.5 ACSR								13
								14
1024.5 ACSR								15
1024.5 ACSR								16
								17
								18
								19
954 ACSR	3,572,075	998,737	4,570,812	510	13,234		13,744	20
								21
1272 ACSR								22
								23
954 ACSR								24
								25
								26
1024.5 ACSR	269,531	1,522,657	1,792,188	111	55,794		55,905	27
								28
								29
556 ACSR				151	48,270		48,421	30
								31
								32
954 ACSR	89,946	2,392,429	2,482,375	422			422	33
								34
								35
	17,079,742	116,541,899	133,621,641	23,164	1,714,659	4,162	1,741,985	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	COFFEEN NORTH	BREED, I.M.P.C INDIANA						
2	Coffeen North	Ramsey East	345.00	345.00	Al. Lat. H	22.03		1
3								
4	Ramsey East	Neoga South	345.00	345.00	Al. Lat. H	30.45		1
5								
6								
7	Neoga South	Casey West	345.00	345.00	Al. Lat. H	21.13		1
8								
9	Casey West	Breed, I.M.P.C. Indiana	345.00	345.00	Al. Lat. H	27.45		1
10								
11	Coffeen	Coffeen North			Al. Lat. H	0.21		1
12								
13								
14	Com. Ed., Kincaid	Pawnee West	345.00	345.00	Wood H	6.11		1
15								
16								
17	Shawnee, TVA	Frankfort East	345.00	345.00	Wood H	16.97		1
18								
19								
20	NEWTON	KANSAS WEST						
21	Newton	Casey West	345.00	345.00	Al. Lat. H	26.54		1
22								
23	Casey West	Kansas West	345.00	345.00	Al. Lat. H	21.16		1
24								
25								
26	Newton	Mt. Vernon, I.P.	345.00	345.00	Al. Lat. H	27.81		1
27								
28								
29	Ipava South	Duck Creek, Cilco	345.00	345.00	Al. Lat. H	9.46		1
30								
31								
32	Albion South	Gibson, PS. Indiana	345.00	345.00	St. Lat. H.	17.25		1
33								
34								
35	W. Frankfort East	Norris City North	345.00	345.00	Steel Pole	33.10		1
36					TOTAL	1,908.35	0.38	129

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
								1
954 ACSR	3,064,572	7,713,479	10,778,051	9,867	55,184		65,051	2
								3
1024.5 ACSR								4
								5
								6
1158.4 ACSR								7
								8
1158.4 ACSR								9
								10
954 ACSR								11
								12
								13
954 ACSR	101,924	516,086	618,010	32	4,765		4,797	14
								15
								16
954 ACSR	133,515	2,127,291	2,260,806	79	15,319		15,398	17
								18
								19
								20
954 ACSR	773,305	5,382,859	6,156,164	542			542	21
								22
954 ACSR								23
								24
								25
954 ACSR	362,827	2,982,426	3,345,253	80	47,798		47,878	26
								27
								28
954 ACSR	163,722	1,609,543	1,773,265	48			48	29
								30
								31
954 ACSR	268,798	1,495,338	1,764,136	80			80	32
								33
								34
954 ACSR		9,593,924	9,593,924	324	111,538		111,862	35
	17,079,742	116,541,899	133,621,641	23,164	1,714,659	4,162	1,741,985	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINES ADDED DURING YEAR

1. Report below the information called for concerning Transmission lines added or altered during the year. It is not necessary to report minor revisions of lines.
2. Provide separate subheadings for overhead and under- ground construction and show each transmission line separately. If actual costs of competed construction are not readily available for reporting columns (l) to (o), it is permissible to report in these columns the

Line No.	LINE DESIGNATION		Line Length in Miles	SUPPORTING STRUCTURE		CIRCUITS PER STRUCTURE	
	From (a)	To (b)	(c)	Type (d)	Average Number per Miles (e)	Present (f)	Ultimate (g)
1	NONE						
2							
3							
4							
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44	TOTAL						

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINES ADDED DURING YEAR (Continued)

costs. Designate, however, if estimated amounts are reported. Include costs of Clearing Land and Rights-of-Way, and Roads and Trails, in column (l) with appropriate footnote, and costs of Underground Conduit in column (m).

3. If design voltage differs from operating voltage, indicate such fact by footnote; also where line is other than 60 cycle, 3 phase, indicate such other characteristic.

CONDUCTORS			Voltage	LINE COST				Line No
Size (h)	Specification (i)	Configuration and Spacing (j)	KV (Operating) (k)	Land and Land Rights (l)	Poles, Towers and Fixtures (m)	Conductors and Devices (n)	Total (o)	
								1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
								44

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Albion (S)	Transmission	345.00	138.00	
2	Coffeen*	Transmission	345.00	20.90	
3	Coffeen	Transmission	345.00	20.90	
4	Coffeen (N)	Transmission	345.00	138.00	
5	Ipava (S)	Transmission	345.00	138.00	
6	Hutsonville*	Transmission	138.00	13.20	
7	Hutsonville	Transmission	138.00	13.20	
8	Joppa	Transmission	230.00	161.00	
9	Joppa	Transmission	230.00	161.00	
10	Kansas (W)	Transmission	345.00	138.00	
11	Marblehead (N)	Transmission	161.00	138.00	
12	Marion (S)	Transmission	161.00	138.00	
13	Meredosia*	Transmission	138.00	19.10	
14	Neoga (S)	Transmission	345.00	138.00	
15	Newton	Transmission	345.00	138.00	
16	Newton	Transmission	345.00	138.00	
17	Niota	Transmission	161.00	138.00	
18	Norris City (N)	Transmission	345.00	138.00	
19	Pana (N)	Transmission	345.00	138.00	
20	Pawnee (W)	Transmission	345.00	138.00	
21	Ramsey (E)	Transmission	345.00	138.00	
22	West Frankfort	Transmission	230.00	138.00	
23	West Frankfort (E)	Transmission	345.00	138.00	
24					
25	Albion (S)	Distribution	138.00	69.00	
26		Distribution	138.00	69.00	
27	Adair (N)	Distribution	69.00	12.50	
28	Adrian	Distribution	69.00	12.50	
29	Albion (Ashland Oil)	Distribution	69.00	2.40	
30	Albion (Elm St)	Distribution	69.00	12.50	
31		Distribution	69.00	12.50	
32	Albion (Oil Field)	Distribution	69.00	12.50	
33	Allied Chemical Bank 1	Distribution	69.00	4.16	
34	Allied Chemical Bank 2	Distribution	69.00	4.16	
35	Allied Chemical Bank 3	Distribution	69.00	4.16	
36	Altamont (Mara. Oil)	Distribution	69.00	4.16	
37	Anna	Distribution	69.00	4.16	
38	Anna	Distribution	69.00	12.50	
39	Arcola (N)	Distribution	69.00	12.50	
40	Arcola (E)	Distribution	69.00	12.50	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
478	1					1
650	1					2
435	1					3
500	1					4
448	1					5
80	2					6
80	2					7
439	1					8
150	1					9
448	1					10
300	1					11
300	1					12
240	1					13
448	1					14
308	1					15
308	1					16
300	1					17
448	1					18
400	1					19
450	1					20
400	1					21
600	1					22
560	1					23
						24
50	1					25
56	1					26
8	1					27
4	1					28
6	1					29
10	1					30
10	1					31
7	1					32
9	1					33
10	1					34
8	1					35
5	1					36
8	1					37
10	1					38
11	1					39
11	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Arcola	Distribution	12.50	4.16	
2	Arthur	Distribution	69.00	12.50	
3		Distribution	69.00	4.16	
4	Ashland	Distribution	12.50	4.16	
5	Ashland (N)	Distribution	69.00	12.50	
6	Assumption (E)	Distribution	34.50	12.50	
7	Assumption	Distribution	12.50	4.16	
8	Astoria	Distribution	34.50	4.16	
9		Distribution	12.50	4.16	
10	Athens	Distribution	69.00	12.50	
11	Auburn (W)	Distribution	69.00	34.50	
12		Distribution	69.00	12.50	
13	Auburn	Distribution	12.50	4.16	
14	Augusta	Distribution	69.00	12.50	
15		Distribution	12.50	4.16	
16	Avena	Distribution	138.00	69.00	
17	Avena (N)	Distribution	69.00	12.50	
18	Banner	Distribution	34.50	12.50	
19	Barry	Distribution	69.00	4.16	
20		Distribution	69.00	12.50	
21	Basco	Distribution	69.00	12.50	
22	Baylis	Distribution	69.00	4.16	
23	Beardstown	Distribution	69.00	4.16	
24	Beardstown (15th St)	Distribution	69.00	12.50	
25		Distribution	69.00	4.16	
26	Beardstown (S)	Distribution	69.00	12.50	
27	Beardstown (Oscar Mayer)	Distribution	69.00	12.50	
28		Distribution	69.00	12.50	
29	Beaverville	Distribution	69.00	12.50	
30	Belle Rive	Distribution	69.00	12.50	
31	Benton (NW)	Distribution	138.00	34.50	
32		Distribution	138.00	34.50	
33	Benton	Distribution	34.50	4.16	
34	Benton (E)	Distribution	34.50	4.16	
35	Benton (N)	Distribution	34.50	12.50	
36	Benton (Oil Field)	Distribution	34.50	12.50	
37	Big Lake DD	Distribution	12.50	2.40	
38	Big Swan DD	Distribution	34.50	12.50	
39	Bismarck	Distribution	69.00	12.50	
40	Blue Mound	Distribution	34.50	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
4	1					1
7	1					2
10	1					3
3	1					4
8	1					5
11	1					6
3	1					7
3	1					8
1	3					9
8	1					10
22	1					11
11	1					12
4	1					13
8	1					14
3	3					15
75	1					16
4	1					17
5	1					18
10	1					19
10	1					20
4	1					21
1	3					22
8	1					23
8	1					24
8	1					25
1	3					26
10	1					27
10	1					28
4	1					29
4	1					30
56	3					31
75	1					32
10	1					33
8	1					34
10	1					35
10	1					36
1	3					37
1	3					38
5	1					39
3	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Blue Mound (W)	Distribution	138.00	4.16	
2	Bluffs	Distribution	12.50	4.16	
3	Bowen	Distribution	12.50	4.16	
4	Bridgeport	Distribution	12.50	2.40	
5	Bridgeport (Marathon)	Distribution	69.00	12.50	
6	Bridgeport (Marathon)	Distribution	69.00	12.50	
7	Bridgeport (W)	Distribution	69.00	12.50	
8	Buckley (Marathon)	Distribution	69.00	2.40	
9	Buncombe	Distribution	69.00	12.50	
10	Bushnell	Distribution	12.50	4.16	
11		Distribution	69.00	12.50	
12	Cambria	Distribution	34.50	12.50	
13	Camp Point	Distribution	12.50	4.16	
14	Canton (S)	Distribution	138.00	34.50	
15		Distribution	69.00	34.50	
16		Distribution	69.00	33.00	
17		Distribution	34.50	12.50	
18	Canton	Distribution	34.50	4.16	
19		Distribution	34.50	4.16	
20	Canton (Water Works)	Distribution	34.50	2.40	
21	Canton (N)	Distribution	34.50	4.16	
22		Distribution	34.50	12.50	
23	Canton (Spoon River JR Col)	Distribution	34.50	12.50	
24	Carbondale (NW)	Distribution	138.00	34.50	
25	Carbondale (NW)	Distribution	138.00	69.00	
26	Carbondale (NE)	Distribution	138.00	34.50	
27	Carbondale (Pleasant Hill)	Distribution	34.50	12.50	
28	Carbondale (Wall & Larch)	Distribution	34.50	12.50	
29		Distribution	34.50	4.16	
30	Carbondale (W)	Distribution	34.50	12.50	
31		Distribution	34.50	4.16	
32	Carbondale (Il Ave)	Distribution	34.50	4.16	
33		Distribution	34.50	4.16	
34	Carbondale (SIU)	Distribution	34.50	4.16	
35		Distribution	34.50	12.50	
36		Distribution	34.50	4.16	
37	Carbondale (SW)	Distribution	34.50	12.50	
38	Carbondale (Univer. Mall)	Distribution	34.50	12.50	
39		Distribution	34.50	12.50	
40	Carrier Mills	Distribution	34.50	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
21	3					1
3	1					2
1	3					3
1	3					4
10	1					5
10	1					6
10	1					7
3	1					8
4	1					9
3	3					10
6	1					11
10	1					12
2	1					13
100	2					14
30	1					15
6	3					16
10	1					17
9	1					18
8	1					19
1	3					20
8	1					21
10	1					22
8	1					23
67	3					24
56	3					25
67	1					26
10	1					27
10	1					28
8	1					29
10	1					30
5	1					31
9	1					32
5	1					33
10	1					34
10	1					35
10	1					36
10	1					37
10	1					38
8	1					39
4	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Carrier Mills (S)	Distribution	34.50	12.50	
2	Carrollton	Distribution	69.00	12.50	
3	Carrollton (FG)	Distribution	12.50	4.16	
4	Carterville	Distribution	34.50	4.16	
5		Distribution	34.50	12.50	
6	Carthage	Distribution	69.00	4.16	
7	Carthage	Distribution	69.00	12.50	
8	Casey (Shell Oil)	Distribution	69.00	4.16	
9	Casey (Shell Oil)	Distribution	69.00	4.16	
10	Charleston (NE)	Distribution	138.00	69.00	
11	Charleston	Distribution	69.00	4.16	
12		Distribution	69.00	12.50	
13	Charleston (E)	Distribution	69.00	12.50	
14	Charleston (S)	Distribution	69.00	12.50	
15		Distribution	12.50	4.16	
16	Charleston (EIU So.)	Distribution	69.00	12.50	
17	Charleston (EIU)	Distribution	12.50	4.16	
18	Charleston (EIU)	Distribution	12.50	4.16	
19	Charleston (Hayes St.)	Distribution	69.00	12.50	
20	Chatsworth	Distribution	69.00	12.50	
21		Distribution	12.50	4.16	
22	Chesterville	Distribution	138.00	69.00	
23	Christopher	Distribution	34.50	4.16	
24	Chebanse	Distribution	12.50	4.16	
25	Christopher (Rend Lake)	Distribution	12.50	2.40	
26	Christopher (W)	Distribution	34.50	12.50	
27	Cissna Park	Distribution	69.00	12.50	
28		Distribution	12.50	7.20	
29	Clay City (Texas Pipeline)	Distribution	69.00	2.40	
30	Clayton (E)	Distribution	69.00	12.50	
31	Clifton (N)	Distribution	69.00	12.50	
32	Coal Creek DD	Distribution	12.50	2.40	
33	Coatsburg JCT.	Distribution	34.50	12.50	
34	Coben (S)	Distribution	69.00	12.50	
35	Coffeen	Distribution	138.00	69.00	
36	Coffeen (E)	Distribution	69.00	4.16	
37	Coffeen	Distribution	69.00	4.16	
38	Coffeen (SW)	Distribution	69.00	4.16	
39	Colchester	Distribution	69.00	12.50	
40		Distribution	12.50	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
3	1					1
6	3					2
1	3					3
8	1					4
10	1					5
8	1					6
11	1					7
5	3					8
2	3					9
75	1					10
11	1					11
10	1					12
10	1					13
11	1					14
5	1					15
10	1					16
7	1					17
7	1					18
13	1					19
11	1					20
3	3					21
75	1					22
8	1					23
2	1					24
1	3					25
5	1					26
5	1					27
4	1					28
4	1					29
5	1					30
8	1					31
	3					32
3	3					33
10	1					34
20	1					35
3	1					36
11	1					37
10	1					38
8	1					39
3	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Crab Orchard	Distribution	138.00	34.50	
2		Distribution	34.50	12.50	
3	Crab Orchard (W)	Distribution	34.50	7.20	
4	Crossville (W)	Distribution	138.00	69.00	
5	Crossville JCT.	Distribution	69.00	12.50	
6	Cuba	Distribution	69.00	34.50	
7		Distribution	34.50	4.16	
8		Distribution	34.50	12.50	
9	Cullom (SE CHI-CAP)	Distribution	69.00	4.16	
10	DeSoto	Distribution	34.50	12.50	
11	Dieterich (SW)	Distribution	69.00	2.40	
12	Dieterich	Distribution	69.00	12.50	
13	Donovan	Distribution	69.00	2.40	
14	Dorans	Distribution	69.00	12.50	
15		Distribution	69.00	12.50	
16	Dorans (S)	Distribution	69.00	12.50	
17	Effingham (Cherry)	Distribution	69.00	4.16	
18		Distribution	69.00	12.50	
19	Effingham (S)	Distribution	69.00	4.16	
20	Effingham (E)	Distribution	69.00	4.16	
21	Effingham (Marathon)	Distribution	69.00	4.16	
22	Effingham (Banker St.)	Distribution	69.00	12.50	
23		Distribution	69.00	12.50	
24	Effingham (Jaycee Ave)	Distribution	69.00	12.50	
25	Effingham (Mcgrath Ave)	Distribution	69.00	12.50	
26	Effingham (N)	Distribution	69.00	12.50	
27		Distribution	69.00	12.50	
28	Effingham (NW)	Distribution	69.00	12.50	
29	Effingham (W)	Distribution	138.00	69.00	
30	Effingham (NW)	Distribution	138.00	69.00	
31	Effingham (W)	Distribution	138.00	69.00	
32	Effingham (NW)	Distribution	69.00	12.50	
33	Eldred	Distribution	69.00	12.50	
34	Eldred DD	Distribution	12.50	2.40	
35	Eldred Keach DD	Distribution	12.50	2.40	
36	Elkville	Distribution	34.50	4.16	
37		Distribution	12.50	4.16	
38	Energy (S)	Distribution	34.50	12.50	
39	Fairbury (E)	Distribution	69.00	12.50	
40	Fairbury	Distribution	69.00	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
40	3					1
8	1					2
4	1					3
75	1					4
10	1					5
19	3					6
3	1					7
4	1					8
8	1					9
4	1					10
2	1					11
4	1					12
2	1					13
10	1					14
10	1					15
11	1					16
11	1					17
11	1					18
11	1					19
8	1					20
6	1					21
11	1					22
11	1					23
11	1					24
11	1					25
11	1					26
10	1					27
13	1					28
56	1					29
75	1					30
56	1					31
13	1					32
3	1					33
	3					34
1	3					35
4	3					36
3	3					37
10	1					38
10	1					39
8	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1		Distribution	69.00	12.50	
2	Fairbury Pittsburg Tube	Distribution	69.00	12.50	
3	Farina	Distribution	69.00	12.50	
4	Farmersville (Freeman Mine)	Distribution	34.50	4.16	
5	Federal Prison (Marion)	Distribution	34.50	4.16	
6	Ficklin	Distribution	69.00	12.50	
7	Fisher	Distribution	12.50	7.20	
8	Florence (Bridge)	Distribution	34.50	12.50	
9	Hillview (Big Swan DD)	Distribution	34.50	12.50	
10	Flora (E)	Distribution	69.00	12.50	
11	Flora (Southwire)	Distribution	69.00	12.50	
12	Forest City	Distribution	69.00	34.50	
13		Distribution	69.00	12.50	
14	Forrest JCT.	Distribution	69.00	12.50	
15	Franklin	Distribution	69.00	12.50	
16	Frederick (N)	Distribution	138.00	69.00	
17	Frederick (N)	Distribution	69.00	34.50	
18	Frederick (S)	Distribution	69.00	12.50	
19	Galatia	Distribution	34.50	4.16	
20	Galatia (W)	Distribution	34.50	12.50	
21	Gale	Distribution	69.00	12.50	
22	Gibson City (S)	Distribution	138.00	69.00	
23		Distribution	138.00	69.00	
24	Gibson City	Distribution	69.00	4.16	
25	Gibson City (Central Soya)	Distribution	69.00	4.16	
26	Gibson City (W)	Distribution	69.00	12.50	
27	Gilman (S)	Distribution	69.00	12.50	
28		Distribution	138.00	69.00	
29		Distribution	69.00	12.50	
30		Distribution	12.50	4.16	
31	Girard	Distribution	34.50	12.50	
32	Golden	Distribution	12.50	4.16	
33	Goreville (N)	Distribution	34.50	12.50	
34	Grafton JCT	Distribution	69.00	12.50	
35	Grand Tower*	Distribution	138.00	13.80	
36	Grand Tower	Distribution	138.00	13.20	
37	Grand Tower	Distribution	69.00	13.80	
38	Grand Tower (E)	Distribution	69.00	12.50	
39	Grayville	Distribution	69.00	12.50	
40	Grayville	Distribution	12.50	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
4	1					1
11	1					2
8	1					3
2	1					4
4	1					5
8	1					6
3	1					7
2	3					8
1	3					9
8	1					10
3	1					11
15	3					12
4	1					13
5	1					14
4	1					15
50	3					16
15	3					17
3	1					18
3	1					19
1	3					20
3	1					21
56	1					22
75	1					23
8	1					24
7	1					25
13	1					26
11	1					27
56	1					28
11	1					29
4	1					30
7	1					31
1	3					32
11	1					33
8	1					34
120	1					35
100	2					36
50	6					37
4	1					38
8	1					39
5	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Greenfield	Distribution	69.00	12.50	
2		Distribution	12.50	4.16	
3	Greenview	Distribution	69.00	12.50	
4		Distribution	12.50	4.16	
5	Griggsville (N)	Distribution	69.00	12.50	
6	Griggsville (W)	Distribution	69.00	34.50	
7	Guthrie (T.C.S.)	Distribution	69.00	4.16	
8	Hamilton	Distribution	69.00	12.50	
9		Distribution	69.00	12.50	
10		Distribution	7.20	2.40	
11	Hanford (Logan)	Distribution	34.50	4.16	
12	Harco (Kenellis Mine)	Distribution	138.00	7.20	
13	Harco (S)	Distribution	138.00	69.00	
14	Hardin	Distribution	69.00	12.50	
15	Harrisburg	Distribution	34.50	4.16	
16	Harrisburg (E)	Distribution	34.50	12.50	
17	Harrisburg (N)	Distribution	34.50	12.50	
18	Harrisburg (S)	Distribution	34.50	12.50	
19		Distribution	34.50	4.16	
20	Harrisburg (VFW)	Distribution	12.50	4.16	
21	Hartwell DD	Distribution	12.50	2.40	
22	Havana (S)	Distribution	138.00	69.00	
23		Distribution	69.00	12.50	
24	Havana	Distribution	69.00	34.50	
25		Distribution	69.00	4.16	
26		Distribution	69.00	12.50	
27	Havana (C&IM Coal Docks)	Distribution	69.00	4.16	
28	Hayes (C.F. Inds.)	Distribution	69.00	12.50	
29	Herrin (E)	Distribution	138.00	34.50	
30	Herrin (E)	Distribution	138.00	34.50	
31	Herrin	Distribution	34.50	12.50	
32		Distribution	34.50	4.16	
33	Herrin (SW)	Distribution	34.50	12.50	
34	Herrin (W)	Distribution	34.50	4.16	
35	Herrin	Distribution	34.50	4.16	
36	Hillview (N)	Distribution	69.00	34.50	
37	Hillview (NE)	Distribution	69.00	12.50	
38	Hoopeston (W)	Distribution	138.00	69.00	
39		Distribution	138.00	69.00	
40	Hoopeston	Distribution	69.00	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
10	1					1
3	3					2
4	1					3
2	1					4
4	1					5
13	1					6
5	1					7
14	1					8
13	1					9
2	3					10
1	3					11
11	1					12
56	3					13
4	1					14
10	1					15
10	1					16
10	1					17
10	1					18
10	1					19
1	3					20
1	3					21
56	1					22
8	1					23
15	1					24
8	1					25
10	1					26
2	3					27
4	1					28
67	1					29
75	1					30
10	1					31
10	1					32
10	1					33
6	1					34
7	1					35
10	1					36
3	1					37
50	1					38
56	1					39
10	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Hoopeston	Distribution	69.00	12.50	
2	Hoopeston (S)	Distribution	69.00	12.50	
3	Hutsonville	Distribution	69.00	13.80	
4	Hutsonville	Distribution	69.00	12.50	
5	Hutsonville	Distribution	138.00	69.00	
6	Hutsonville	Distribution	69.00	12.50	
7	ILL Ordinance Plant (N)	Distribution	34.50	7.20	
8	ILL Ordinance Plant (S)	Distribution	34.50	7.20	
9	Ina	Distribution	138.00	69.00	
10		Distribution	69.00	12.50	
11	Ipava (S)	Distribution	138.00	69.00	
12		Distribution	69.00	4.16	
13	Jacksonville (N)	Distribution	138.00	69.00	
14	Jerseyville (W)	Distribution	69.00	4.16	
15	Jerseyville (W)	Distribution	69.00	12.50	
16	Jerseyville	Distribution	69.00	34.50	
17		Distribution	69.00	12.50	
18		Distribution	69.00	4.16	
19	Jerseyville (NW)	Distribution	138.00	69.00	
20	Jewett	Distribution	69.00	12.50	
21	Johnston City	Distribution	34.50	4.16	
22	Jonesboro	Distribution	69.00	12.50	
23	Joppa	Distribution	161.00	69.00	
24	Joppa (S)	Distribution	161.00	69.00	
25	Joppa (E)	Distribution	69.00	12.50	
26	Kansas	Distribution	69.00	12.50	
27	Kansas (W)	Distribution	138.00	69.00	
28	Kansas (W)	Distribution	138.00	69.00	
29	Kerton Valley DD	Distribution	12.50	2.40	
30	Kincaid	Distribution	69.00	12.50	
31		Distribution	12.50	4.16	
32	Kincaid (E)	Distribution	69.00	12.50	
33	Kincaid (Peabody)	Distribution	69.00	12.50	
34	Lawrenceville (S)	Distribution	138.00	69.00	
35		Distribution	138.00	69.00	
36		Distribution	69.00	34.50	
37		Distribution	69.00	4.16	
38	Lawrenceville (S)	Distribution	69.00	12.50	
39	Lawrenceville (N)	Distribution	69.00	4.16	
40	Lawrenceville (E)	Distribution	69.00	12.50	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
11	1					1
8	1					2
70	6					3
10	1					4
75	1					5
4	1					6
3	1					7
5	3					8
21	3					9
11	1					10
100	2					11
2	1					12
50	3					13
8	1					14
11	1					15
22	1					16
8	1					17
8	1					18
75	1					19
4	1					20
7	1					21
6	1					22
83	1					23
83	1					24
11	1					25
11	1					26
50	3					27
75	1					28
1	3					29
8	1					30
3	1					31
10	1					32
10	1					33
50	1					34
56	1					35
15	3					36
8	1					37
10	1					38
10	1					39
10	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Lewistown	Distribution	69.00	4.16	
2		Distribution	69.00	12.50	
3	Lewistown (FG)	Distribution	12.50	2.40	
4	Liverpool DD	Distribution	12.50	2.40	
5	Liverpool DD (E)	Distribution	12.50	2.40	
6	Liverpool JCT	Distribution	69.00	12.50	
7	Loraine	Distribution	34.50	12.50	
8	Louisville (S)	Distribution	138.00	69.00	
9		Distribution	138.00	69.00	
10		Distribution	69.00	12.50	
11	Lovington	Distribution	69.00	4.16	
12	Macomb (W) Bank 1	Distribution	138.00	69.00	
13	Macomb (W) Bank 2	Distribution	138.00	69.00	
14		Distribution	69.00	12.50	
15		Distribution	69.00	4.16	
16	Macomb (NE)	Distribution	138.00	69.00	
17		Distribution	69.00	12.50	
18	Macomb (E)	Distribution	69.00	12.50	
19		Distribution	69.00	12.50	
20	Macomb (N)	Distribution	69.00	4.16	
21		Distribution	69.00	12.50	
22	Macomb (S)	Distribution	69.00	4.16	
23	Macomb (W.I.U.)	Distribution	69.00	4.16	
24		Distribution	69.00	4.16	
25	Makanda (N)	Distribution	138.00	34.50	
26		Distribution	34.50	12.50	
27	Marblehead (N)	Distribution	138.00	69.00	
28		Distribution	34.50	12.50	
29	Marion (N)	Distribution	138.00	34.50	
30	Marion	Distribution	34.50	12.50	
31		Distribution	34.50	4.16	
32	Marion (S Court) Bank 1	Distribution	34.50	12.50	
33	Marion (S Court) Bank 2	Distribution	34.50	12.50	
34	Marion (W)	Distribution	34.50	12.50	
35		Distribution	34.50	4.16	
36	Marion (IL Centre Mall)	Distribution	34.50	12.50	
37	Marion (NW BK #1)	Distribution	34.50	12.50	
38	Marion (NW BK #2)	Distribution	34.50	12.50	
39	Marshall	Distribution	69.00	12.50	
40	Martinsville	Distribution	69.00	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
8	1					1
4	1					2
	3					3
	3					4
	3					5
4	1					6
4	1					7
50	1					8
56	1					9
4	1					10
4	1					11
50	1					12
56	1					13
10	1					14
8	1					15
75	1					16
11	1					17
13	1					18
11	1					19
8	1					20
8	1					21
6	1					22
10	1					23
8	1					24
50	3					25
4	1					26
56	1					27
8	1					28
75	1					29
10	1					30
10	1					31
10	1					32
10	1					33
10	1					34
8	1					35
11	1					36
10	1					37
10	1					38
10	1					39
4	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Martinsville (Marathon)	Distribution	69.00	4.16	
2	Mason City (W)	Distribution	138.00	69.00	
3		Distribution	69.00	12.50	
4	Mason City	Distribution	12.50	4.16	
5	Mason JCT	Distribution	69.00	12.50	
6	Mattoon (E-138)	Distribution	138.00	69.00	
7	Mattoon (W)	Distribution	138.00	69.00	
8		Distribution	138.00	69.00	
9		Distribution	69.00	34.50	
10		Distribution	69.00	12.50	
11	Mattoon (27th St.)	Distribution	69.00	4.16	
12	Mattoon (E)	Distribution	69.00	12.50	
13	Mattoon (N)	Distribution	69.00	4.16	
14	Mattoon (NW) Bank 1	Distribution	69.00	12.50	
15	Mattoon (NW) Bank 2	Distribution	69.00	12.50	
16	Mattoon	Distribution	69.00	4.16	
17		Distribution	69.00	12.50	
18		Distribution	69.00	12.50	
19	Mattoon (Kickapoo)	Distribution	12.50	2.40	
20	Mattoon (S)	Distribution	69.00	12.50	
21	McClure	Distribution	69.00	12.50	
22	Meppen (N)	Distribution	138.00	69.00	
23		Distribution	69.00	12.50	
24	Meredosia	Distribution	138.00	19.10	
25	Meredosia	Distribution	69.00	13.80	
26	Meredosia	Distribution	69.00	12.50	
27	Meredosia	Distribution	138.00	69.00	
28	Meredosia (S)	Distribution	69.00	12.50	
29	Meredosia (W)	Distribution	69.00	4.16	
30	Meredosia	Distribution	12.50	4.16	
31	Meredosia Lake DD	Distribution	12.50	2.40	
32	Metropolis (N)	Distribution	69.00	12.50	
33	Milford	Distribution	69.00	12.50	
34	Milford	Distribution	69.00	4.16	
35	Mound City (W)	Distribution	161.00	69.00	
36		Distribution	69.00	12.50	
37	Mounds	Distribution	69.00	12.50	
38		Distribution	12.50	4.16	
39	Moweaqua (N)	Distribution	138.00	69.00	
40		Distribution	69.00	12.50	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
5	1					1
50	3					2
8	1					3
6	1					4
11	1					5
75	1					6
50	1					7
56	1					8
20	3					9
10	1					10
8	1					11
10	1					12
8	1					13
8	1					14
8	1					15
10	1					16
10	1					17
10	1					18
1	3					19
10	1					20
4	1					21
50	3					22
5	1					23
235	1					24
133	6					25
11	1					26
100	6					27
11	1					28
4	1					29
3	1					30
	3					31
5	1					32
11	1					33
4	1					34
56	1					35
4	1					36
8	1					37
4	1					38
50	1					39
11	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1		Distribution	69.00	34.50	
2	Moweaqua	Distribution	34.50	4.16	
3	Moweaqua (E)	Distribution	69.00	4.16	
4	Mt. Sterling	Distribution	69.00	4.16	
5		Distribution	69.00	12.50	
6	Mt. Sterling (FG)	Distribution	12.50	4.16	
7	Mt. Sterling (S)	Distribution	69.00	12.50	
8	Muddy	Distribution	138.00	69.00	
9		Distribution	69.00	34.50	
10	Muddy	Distribution	138.00	34.50	
11	Muddy	Distribution	34.50	12.50	
12	Murdock	Distribution	138.00	69.00	
13		Distribution	69.00	12.50	
14	Murphysboro (N)	Distribution	69.00	4.16	
15	Murphysboro (NW)	Distribution	69.00	12.50	
16		Distribution	69.00	4.16	
17	Murphysboro	Distribution	69.00	4.16	
18		Distribution	69.00	12.50	
19	Murphysboro (River PK)	Distribution	12.50	4.16	
20	Naples	Distribution	69.00	12.50	
21	Nauvoo (W)	Distribution	69.00	12.50	
22	Neoga (S)	Distribution	138.00	69.00	
23	Neoga	Distribution	69.00	12.50	
24	New Berlin	Distribution	69.00	12.50	
25	New Haven	Distribution	69.00	12.50	
26	Newman	Distribution	69.00	12.50	
27	Newton	Distribution	345.00	23.30	
28	Newton	Distribution	345.00	23.30	
29	Newton	Distribution	138.00	34.50	
30	Newton	Distribution	34.50	12.50	
31	Newton	Distribution	34.50	4.16	
32	Niota	Distribution	69.00	12.50	
33	Niota	Distribution	161.00	69.00	
34	Noble	Distribution	69.00	12.50	
35	Nokomis	Distribution	34.50	4.16	
36	Norris City (N)	Distribution	138.00	69.00	
37	Norris City	Distribution	69.00	12.50	
38	Norris City (NE)	Distribution	69.00	12.50	
39	Oblong (W)	Distribution	69.00	12.50	
40	Olmsted	Distribution	69.00	12.50	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
33	1					1
4	1					2
4	1					3
4	1					4
10	1					5
1	3					6
10	1					7
50	1					8
40	1					9
75	1					10
4	1					11
50	1					12
8	1					13
11	1					14
11	1					15
8	1					16
10	1					17
10	1					18
1	3					19
10	1					20
11	1					21
45	1					22
11	1					23
10	1					24
3	1					25
8	1					26
672	1					27
690	1					28
75	1					29
2	1					30
14	1					31
5	1					32
84	1					33
6	1					34
6	1					35
56	3					36
6	1					37
10	1					38
10	1					39
11	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Olney (N)	Distribution	138.00	69.00	
2		Distribution	69.00	12.50	
3		Distribution	138.00	69.00	
4	Olney	Distribution	69.00	12.50	
5		Distribution	69.00	4.16	
6	Olney (AMF)	Distribution	69.00	12.50	
7	Olney (S)	Distribution	69.00	4.16	
8		Distribution	69.00	12.50	
9	Onarga	Distribution	69.00	12.50	
10		Distribution	12.50	4.16	
11	Ordill	Distribution	138.00	34.50	
12	Otter Creek	Distribution	34.50	12.50	
13	Owaneco	Distribution	34.50	7.20	
14	Palestine	Distribution	12.50	4.16	
15	Palestine (Waterworks #1)	Distribution	7.20	2.40	
16	Palestine (Waterworks #2)	Distribution	12.50	2.40	
17	Palmyra	Distribution	69.00	12.50	
18	Pana (N) bk1	Distribution	138.00	34.50	
19	Pana (N) bk3	Distribution	34.50	12.50	
20	Pana (N) bk4	Distribution	34.50	12.50	
21	Pana (E)	Distribution	34.50	4.16	
22		Distribution	34.50	12.50	
23	Pana (Essex)	Distribution	34.50	12.50	
24	Pana (S)	Distribution	34.50	4.16	
25	Paris	Distribution	69.00	4.16	
26	Paris (S)	Distribution	138.00	69.00	
27	Paris (High St)	Distribution	69.00	12.50	
28	Paris (Ind. Park)	Distribution	69.00	12.50	
29	Paris (Ind. Park)	Distribution	69.00	12.50	
30	Paris (W)	Distribution	69.00	12.50	
31		Distribution	69.00	4.16	
32	Pawnee (W)	Distribution	138.00	34.50	
33		Distribution	69.00	12.50	
34		Distribution	138.00	69.00	
35	Pawnee	Distribution	12.50	4.16	
36	Paxton	Distribution	138.00	69.00	
37		Distribution	138.00	69.00	
38		Distribution	69.00	7.20	
39		Distribution	69.00	4.16	
40		Distribution	69.00	12.50	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
50	1					1
11	1					2
56	1					3
10	1					4
10	1					5
8	1					6
8	1					7
8	1					8
6	1					9
2	1					10
35	1					11
3	1					12
1	3					13
4	1					14
1	3					15
	3					16
11	1					17
56	1					18
4	1					19
2	3					20
11	1					21
11	1					22
4	1					23
5	1					24
10	1					25
50	3					26
11	1					27
10	1					28
13	1					29
13	1					30
10	1					31
50	3					32
12	1					33
75	1					34
4	1					35
40	1					36
75	1					37
6	1					38
11	1					39
11	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Payson (S)	Distribution	69.00	12.50	
2	Petersburg	Distribution	69.00	4.16	
3	Petersburg	Distribution	69.00	12.50	
4	Piasa JCT.	Distribution	34.50	12.50	
5	Piper City	Distribution	69.00	4.16	
6	Pittsfield	Distribution	69.00	4.16	
7	Pittsfield	Distribution	69.00	12.50	
8	Pleasant Hill	Distribution	69.00	12.50	
9	Principia College (Elsah)	Distribution	69.00	12.50	
10		Distribution	12.50	4.16	
11	Quincy (E) Bank 3	Distribution	138.00	34.50	
12	Quincy (E) Bank 5	Distribution	138.00	34.50	
13	Quincy (S) Bank 1	Distribution	138.00	34.50	
14	Quincy (S) Bank 2	Distribution	138.00	34.50	
15	Quincy (3rd & Jeff)	Distribution	138.00	34.50	
16	Quincy (3rd & Jeff)	Distribution	34.50	12.50	
17	Quincy (34th & Har.)	Distribution	34.50	12.50	
18	Quincy (36th & Col.)	Distribution	34.50	12.50	
19	Quincy (Sewer Plant)	Distribution	34.50	12.50	
20	Quincy (Front St)	Distribution	34.50	12.50	
21		Distribution	34.50	4.16	
22	Quincy (Walton Hts)	Distribution	34.50	12.50	
23	Quincy (Bless. Hospital)	Distribution	34.50	4.16	
24	Quincy (22nd & Spruce)	Distribution	34.50	4.16	
25	Quincy (14th & Madison)	Distribution	34.50	4.16	
26	Quincy (Pack. Corp.)	Distribution	34.50	4.16	
27	Quincy (Gardner-Denver)	Distribution	34.50	12.50	
28		Distribution	34.50	12.50	
29		Distribution	34.50	12.50	
30	Quincy (21st & Broadway)	Distribution	34.50	4.16	
31	Quincy (8th & Chestnut)	Distribution	34.50	4.16	
32	Quincy (10th & Hampshire)	Distribution	34.50	4.16	
33	Quincy (6th & Ohio)	Distribution	34.50	4.16	
34	Quincy (30th & Hampshire)	Distribution	34.50	12.50	
35	Quincy (High School)	Distribution	34.50	4.16	
36	Quincy (24th & Cherry)	Distribution	34.50	12.50	
37	Quincy (28th & Adams)	Distribution	34.50	12.50	
38	Quincy (30th & Turner)	Distribution	34.50	12.50	
39	Quincy (Electric Wheel)	Distribution	34.50	12.50	
40		Distribution	34.50	12.50	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
10	1					1
7	1					2
8	1					3
6	1					4
3	1					5
8	1					6
10	1					7
3	1					8
11	1					9
4	1					10
47	3					11
50	3					12
75	3					13
75	3					14
75	1					15
10	1					16
8	1					17
8	1					18
6	1					19
8	1					20
8	1					21
8	1					22
8	1					23
8	1					24
8	1					25
8	1					26
8	1					27
10	1					28
11	1					29
8	1					30
8	1					31
9	1					32
8	1					33
10	1					34
8	1					35
10	1					36
10	1					37
10	1					38
8	1					39
8	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Quincy (15th & Elm)	Distribution	34.50	4.16	
2	Quincy (6th & York)	Distribution	34.50	4.16	
3	Quincy (42nd & Columbus)	Distribution	34.50	12.50	
4	Quincy (15th & Koch)	Distribution	34.50	12.50	
5	Quincy (16th & Wells)	Distribution	34.50	12.50	
6	Quincy (Cal Carbonate)	Distribution	34.50	12.50	
7	Quincy (Soybean)	Distribution	34.50	12.50	
8	Quincy (30th & Weiss)	Distribution	34.50	12.50	
9	Rankin (N)	Distribution	69.00	12.50	
10	Rantoul	Distribution	138.00	69.00	
11		Distribution	138.00	69.00	
12	Rantoul	Distribution	69.00	12.50	
13	Robinson (Marathon)	Distribution	138.00	69.00	
14	Robinson (E)	Distribution	69.00	12.50	
15	Robinson	Distribution	69.00	4.16	
16	Robinson (N)	Distribution	69.00	4.16	
17	Robinson (W)	Distribution	69.00	12.50	
18	Robinson (W)	Distribution	69.00	12.50	
19	Robinson (W)	Distribution	69.00	12.50	
20	Robinson (Cor CTR)	Distribution	69.00	12.50	
21	Roodhouse (W)	Distribution	138.00	69.00	
22		Distribution	69.00	12.50	
23	Roodhouse	Distribution	12.50	4.16	
24	Roseville (N)	Distribution	69.00	12.50	
25	Rossville (E)	Distribution	69.00	12.50	
26	Rossville (S)	Distribution	69.00	12.50	
27	Royalton	Distribution	34.50	4.16	
28	Rushville	Distribution	69.00	4.16	
29		Distribution	69.00	12.50	
30	Saidora Jct.	Distribution	34.50	12.50	
31	Savoy	Distribution	69.00	12.50	
32	Savoy (CAA)	Distribution	12.50	4.16	
33	Savoy (S)	Distribution	69.00	12.50	
34	Saybrook	Distribution	12.50	4.16	
35	Florence (Scott County DD)	Distribution	12.50	2.40	
36	Sciota (Stor. Field)	Distribution	69.00	4.16	
37	Sesser	Distribution	34.50	4.16	
38	Shelbyville (S)	Distribution	138.00	34.50	
39		Distribution	138.00	34.50	
40	Shelbyville	Distribution	34.50	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
10	1					1
6	1					2
10	1					3
8	1					4
8	1					5
14	1					6
10	1					7
11	1					8
4	1					9
56	1					10
75	1					11
11	1					12
75	1					13
10	1					14
10	1					15
8	1					16
10	1					17
10	1					18
6	1					19
10	1					20
75	1					21
4	1					22
1	3					23
1	1					24
13	1					25
8	1					26
8	1					27
4	1					28
7	1					29
4	1					30
5	1					31
1	3					32
10	1					33
1	3					34
1	3					35
3	1					36
5	1					37
56	3					38
50	3					39
6	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Shelbyville (N)	Distribution	34.50	12.50	
2	Shelbyville (W)	Distribution	34.50	4.16	
3		Distribution	34.50	12.50	
4	Shelbyville (CHI-CAP)	Distribution	34.50	4.16	
5	Shelbyville (T.C.S.)	Distribution	34.50	4.16	
6	Sheldon	Distribution	69.00	12.50	
7	Sheldons Grove	Distribution	34.50	12.50	
8	Sibley	Distribution	69.00	7.20	
9	Sibley	Distribution	69.00	4.16	
10	Sibley (Shell)	Distribution	69.00	4.16	
11	Spring Lake (DD)	Distribution	34.50	2.40	
12	Spring Lake (Rual)	Distribution	34.50	12.50	
13	St. Elmo	Distribution	69.00	4.16	
14	St. Francisville (Mara)	Distribution	7.20	2.40	
15	Strawn (Explorer)	Distribution	69.00	4.16	
16	Stoy	Distribution	69.00	12.50	
17	Stoy (SOHIO OIL)	Distribution	12.50	4.16	
18	Table Grove	Distribution	69.00	34.50	
19		Distribution	69.00	4.16	
20	Taylorville (S)	Distribution	138.00	34.50	
21	Taylorville (W)	Distribution	69.00	34.50	
22		Distribution	69.00	34.50	
23		Distribution	34.50	4.16	
24		Distribution	34.50	12.50	
25	Taylorville (Shumway)	Distribution	34.50	12.50	
26	Taylorville (E)	Distribution	34.50	12.50	
27	Taylorville (E)	Distribution	34.50	4.16	
28	Taylorville (Ahlstrom)	Distribution	12.50	2.40	
29	Taylorville (Wilkenson St.)	Distribution	34.50	12.50	
30	Taylorville (NE)	Distribution	138.00	69.00	
31		Distribution	138.00	34.50	
32	Teutopolis	Distribution	69.00	12.50	
33	Teutopolis (W)	Distribution	69.00	12.50	
34	Tolono	Distribution	69.00	12.50	
35		Distribution	12.50	4.16	
36	Thompsonville	Distribution	34.50	4.16	
37	Tuscola (NE)	Distribution	138.00	69.00	
38	Tuscola (W)	Distribution	138.00	69.00	
39	Tuscola (E)	Distribution	69.00	12.50	
40		Distribution	69.00	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
10	1					1
11	1					2
6	1					3
8	1					4
3	1					5
5	1					6
2	1					7
3	1					8
5	1					9
5	1					10
2	3					11
4	1					12
3	1					13
1	3					14
8	1					15
10	1					16
1	3					17
8	1					18
4	1					19
50	3					20
13	1					21
13	1					22
11	1					23
8	1					24
7	1					25
10	1					26
10	1					27
6	1					28
11	1					29
75	1					30
75	1					31
11	1					32
10	1					33
7	1					34
4	1					35
2	1					36
75	1					37
50	3					38
11	1					39
8	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Tuscola (U.S.I.)	Distribution	69.00	12.50	
2	Ullin	Distribution	69.00	12.50	
3		Distribution	12.50	2.40	
4	Ursa	Distribution	34.50	12.50	
5	Valley City	Distribution	34.50	4.16	
6	Vermont	Distribution	34.50	4.16	
7	Vienna	Distribution	69.00	12.50	
8		Distribution	12.50	4.16	
9	Villa Grove	Distribution	69.00	4.16	
10		Distribution	69.00	12.50	
11	Virden (S)	Distribution	138.00	34.50	
12	Virden	Distribution	34.50	4.16	
13		Distribution	34.50	12.50	
14	Virginia	Distribution	69.00	4.16	
15		Distribution	12.50	4.16	
16	Waggoner Jct.	Distribution	34.50	12.50	
17	Watseka	Distribution	138.00	69.00	
18			69.00	12.50	
19		Distribution	69.00	4.16	
20	Watseka (E)	Distribution	69.00	4.16	
21		Distribution	69.00	12.50	
22	Waverly	Distribution	69.00	4.16	
23		Distribution	69.00	12.50	
24	Wenonah	Distribution	34.50	12.50	
25	West Frankfort Bank 3	Distribution	138.00	34.50	
26	West Frankfort Bank 5	Distribution	138.00	34.50	
27		Distribution	34.50	4.16	
28		Distribution	34.50	12.50	
29	West Frankfort (N)	Distribution	34.50	4.16	
30	West Frankfort (IDA St)	Distribution	34.50	12.50	
31	West Frankfort (Rend Lake)	Distribution	34.50	2.40	
32	West Salem Jct.	Distribution	69.00	12.50	
33	White Hall	Distribution	69.00	4.16	
34	White Hall	Distribution	69.00	12.50	
35	White Hall (Public Housing)	Distribution	12.50	2.40	
36	White Hall	Distribution	69.00	12.50	
37	Whittington Old Ben	Distribution	138.00	7.20	
38	Whittington Jct.	Distribution	34.50	12.50	
39	Winchester	Distribution	69.00	12.50	
40		Distribution	69.00	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
25	2					1
8	1					2
2	3					3
10	1					4
4	1					5
6	1					6
10	1					7
3	1					8
4	1					9
4	1					10
50	1					11
8	1					12
6	1					13
6	1					14
1	3					15
3	1					16
75	1					17
11	1					18
11	1					19
5	1					20
11	1					21
10	1					22
3	1					23
8	1					24
50	3					25
75	1					26
10	1					27
8	1					28
10	1					29
8	1					30
1	3					31
10	1					32
4	1					33
4	1					34
4	1					35
3	3					36
11	1					37
8	1					38
4	1					39
4	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Public Service Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	Winchester	Distribution	69.00	12.50	
2	Windsor	Distribution	34.50	12.50	
3	Windsor	Distribution	12.50	7.20	
4	Wolf Lake	Distribution	69.00	12.50	
5		Distribution	12.50	2.40	
6	Woodson (S)	Distribution	69.00	12.50	
7	Zeigler	Distribution	34.50	4.16	
8					
9	*Indicates Attended				
10					
11	Sum of All Transformer Capacity				
12	Transmission	8,770,000			
13	Distribution	11,506,000			
14					
15	Transformer Capacity -				
16	- 21 Transmission Substations				
17					
18	- 345 kv	6,281,000			
19	- 230 kv	1,189,000			
20	- 161 kv	900,000			
21	- 138 kv	400,000			
22	Sum of Transmission Substations Transfomer				
23	Capacity	8,770,000			
24					
25	- 422 Distribution Substations				
26	- 345 kv	1,362,000			
27	-161 kv	306,000			
28	- 138 kv	5,742,000			
29	- 69 kv	2,781,000			
30	- 34.5 kv	1,162,000			
31	- 12.5 kv	149,000			
32	- 7.5 kv	4,000			
33	Sum of Distribution Substations Transformer				
34	Capacity	11,506,000			
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Mason Sub.	Franklin Sub. Incl. Taps	138.00	138.00	Steel Tower	0.45		1
2					Steel Tower	7.55		2
3					Wood Pole	0.05		1
4					Steel Tower	0.03		2
5								
6	Gasconade Sub.	Osage Sub. Incl. Taps	138.00	138.00	Steel Tower	0.05	3.92	1
7					Wood H-Frame	62.43		1
8					Wood H-Frame	4.79		1
9								
10	Mason Sub.	Osage Sub. Incl. Taps	138.00	138.00	Steel Tower	0.45		1
11					Steel Tower	9.78		2
12					Steel Tower	0.05		1
13					Wood H-Frame	99.03		1
14					Wood H-Frame	4.79		1
15								
16	Rivermines Sub.	Osage Sub. Incl. Taps	138.00	138.00	Steel Tower	24.99		2
17					Steel Tower	93.51		2
18					Wood H-Frame	0.39		1
19					Wood H-Frame	1.02		2
20								
21	Cahokia Sub.	Rivermines Sub. Incl. Taps	138.00	138.00	Steel Tower	1.32		2
22					Steel Tower	25.49		2
23					Steel Tower	0.32		2
24					Steel Tower	22.14		2
25					Steel Tower	6.30		1
26					Steel Tower	2.02		1
27					Steel Tower	0.12		1
28					Wood H-Frame	1.13		1
29					Wood H-Frame	6.74		1
30								
31	Meramec Sub	Watson Sub. Incl. Taps	138.00	138.00	Steel Tower	3.67		1
32					Wood H-Frame	10.19		1
33								
34	Meramec Sub.	Watson Sub.	138.00	138.00	Steel Tower	3.63		1
35					Wood H-Frame	10.66		1
36					TOTAL	2,648.05	230.24	236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
300 ACSR	389,203	12,586,893	12,976,096	12,047	126,877		138,924	1
954 ACSR								2
954 ACSR								3
954 ACSR								4
								5
954 ACSR								6
336.4 ACSR								7
954 ACSR								8
								9
300 ACSR								10
954 ACSR								11
954 ACSR								12
336.4 ACSR								13
954 ACSR								14
								15
954 ACSR	153,096	3,356,624	3,509,720	2,292	302,995	83	305,370	16
250 BC								17
40 ACSR								18
250 BC								19
								20
318 ACSR	147,277	3,180,884	3,328,161	1,039	120,382	243	121,664	21
40 BC								22
40 CW								23
300 ACSR								24
								25
795 ACSR								26
954 ACSR								27
1590 ACSR								28
336.4 ACSR								29
								30
795 AL	435,379	2,388,138	2,823,517		60,649	630	61,279	31
2-70 ACSR								32
								33
795 AL								34
2-795 ACSR								35
	28,117,853	275,008,756	303,126,609	64,153	4,300,486	308,499	4,673,138	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Page Sub	Maline Sub.	138.00	138.00	Steel Tower	10.22	0.20	1
2					Steel Tower	4.50		1
3								
4	Venice Sub.	Maline Sub.	138.00	138.00	Steel Tower	1.41	1.62	1
5				138.00	Steel Tower	0.13	4.50	1
6				345.00	Steel Tower		2.55	1
7				345.00	Steel Pole	0.80		1
8				345.00	Wood H-Frame	0.12		1
9								
10	Campbell Sub.	Euclid Sub.	138.00	138.00	Steel Pole	0.65		1
11								
12	Cahokia Sub	West Frankfort Sub.	230.00	230.00	Steel Tower	5.95		1
13					Wood H-Frame	83.58		1
14								
15	Sioux-Berkeley	Dardenne Sub.	138.00	138.00	Steel Tower		3.16	1
16					Steel Tower	15.54		1
17								
18	Dardenne Sub.	Montgomery Sub.	161.00	161.00	Steel Tower	41.69		1
19					Wood H-Frame	0.17		1
20					Wood Poles	0.03		1
21								
22	Montgomery Sub.	M.P.S. Co.	161.00	161.00	Steel Tower	0.84		1
23					Wood H-Frame	77.45		1
24								
25	Belleau Sub.	Gen. Motors Sub.	161.00	161.00	Wood H-Frame	0.08		1
26			138.00	138.00	Wood H-Frame	0.07		1
27			138.00	138.00	Steel Pole	0.07		1
28								
29	Tap	General Motors	161.00	161.00	Tower	4.30		2
30								
31	Huster Sub.	Belleau Sub.	138.00	138.00	Wooh H-Frame	0.07		1
32								
33	Rivermines	Fredericktown Sub.	138.00	161.00	Steel Tower	1.45		1
34					Wood H-Frame	23.16		1
35								
36					TOTAL	2,648.05	230.24	236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
350 BC	992,463	8,644,308	9,636,771	415	249,448	71,929	321,792	1
954 ACSR								2
								3
350 BC								4
954 ACSR								5
2-95 ACSR								6
954 ACSR								7
954 ACSR								8
								9
2156 ACSR								10
								11
954 ACSR	594,622	6,577,405	7,172,027	1,998	150,778	9,403	162,179	12
954 ACSR								13
								14
795 ACSR	712,399	9,792,648	10,505,047	3,272	283,847	35	287,154	15
954 ACSR								16
								17
954 ACSR								18
795 ACSR								19
954 ACSR								20
								21
795 ACSR								22
795 ACSR								23
								24
954 ACSR								25
954 ACSR								26
954 ACSR								27
								28
NA								29
								30
954 ACSR								31
								32
795 ACSR	361,894	6,782,429	7,144,323	2,592	300,516	928	304,036	33
795 ACSR								34
								35
	28,117,853	275,008,756	303,126,609	64,153	4,300,486	308,499	4,673,138	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Fredericktown Sub.	Cape Girardeau Viaduct Sub.	161.00	161.00	Wood H-Frame	46.10		1
2								
3	Cape Girardeau	Joppa Plant	161.00	161.00	Steel Tower	3.80		1
4					Wood H-Frame	36.54		1
5								
6	Page Sub.	Hamilton Sub. Incl. Tap	138.00	138.00	Steel Tower	0.56		1
7					Steel Tower	0.02		1
8					Steel Tower	2.89		1
9					Steel Tower	139.85		1
10					Wood H-Frame	0.20		1
11					Steel Tower	0.48		1
12								
13	Page Sub.	Keokuk Sub. Incl. Tap	110.00	110.00	Steel Tower	3.42		1
14					Steel Tower		139.83	1
15					Steel Tower		0.48	1
16								
17	Osage Sub.	Moberly	161.00	161.00	Steel Tower	0.68		1
18					Wood H-Frame	77.27		1
19					Wood H-Frame	0.04		1
20					Wood H-Frame	20.00		1
21	East Quincy	Hamilton Sub.	69.00	69.00	Wood H-Frame	30.61		1
22								
23	Roxford Sub.	Berkeley Sub.	138.00	138.00	Steel Tower	12.83		2
24			138.00	138.00	Steel Tower	7.25		3
25					Steel Tower		7.39	1
26								
27	St. Francois Sub.	New Bourbon	138.00	138.00	Wood H-Frame	24.50		1
28								
29	Osage Plant	Osage Sub.	138.00	138.00	Steel Tower	0.87		1
30					Steel Tower	0.49	0.48	1
31								
32	Meramec Sub.	Mason Sub.	138.00	138.00	Steel Tower	23.50		2
33								
34	Sioux Sub.	Montgomery Sub.	345.00	345.00	Steel Tower	9.00	57.23	1
35					Wood H-Frame	0.16		1
36					TOTAL	2,648.05	230.24	236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
795 ACSR								1
								2
795 ACSR								3
795 ACSR								4
								5
556.5 ACSR	679,029	4,776,693	5,455,722	3,343	234,968		238,311	6
350 BC								7
300 CCSR								8
300 BC								9
300 BC								10
477 ACSR								11
								12
300 CCSR								13
300 BC								14
477 ACSR								15
								16
556.5 ACSR	190,950	4,667,662	4,858,612	2,824	84,195		87,019	17
556.5 ACSR								18
954 ACSR								19
556 ACSS								20
4/0 BC	183	307,309	307,492	56			56	21
								22
954 ACSR	319,672	5,362,402	5,682,074	240	7,956	12,960	21,156	23
954 ACSR								24
954 ACSR								25
								26
795 ACSR	497,448	4,130,087	4,627,535					27
								28
336.4 ACSR		139,954	139,954		5,309		5,309	29
336.4 ACSR								30
								31
954 ACSR	741,691	2,701,578	3,443,269		19,954		19,954	32
								33
2-954 ACSR	793,788	14,028,602	14,822,390	8,795	128,426	231	137,452	34
2-954 ACSR								35
	28,117,853	275,008,756	303,126,609	64,153	4,300,486	308,499	4,673,138	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	Montgomery Sub.	Hills Sub.	345.00	345.00	Wood H-Frame	185.21		1
2					Steel Tower	0.93		1
3								
4	Tap Structure	Palmyra Sub.	345.00	345.00	Wood H-Frame	2.48		1
5								
6	Page Sub.	Berkeley Sub.	138.00	138.00	Steel Tower	7.00		2
7								
8	Keokuk Sub.	Hamilton Sub.	69.00	69.00	Steel Tower	0.85		2
9								
10	Keokuk Sub.	Hamilton Sub.	69.00	69.00	Steel Tower		0.53	1
11					Steel Tower		0.56	1
12					Wood Pole	0.12		1
13								
14	Cahokia Sub.	Ridge Sub.	138.00	138.00	Steel Tower	2.63		2
15					Steel Tower	1.16		1
16								
17	Rush Island	Shawnee Sub.	345.00	345.00	Steel Tower	0.42		1
18					Steel Tower	0.22		1
19					Steel Tower	1.70	0.22	1
20					Wood H-Frame	125.28		1
21					Wood H-Frame	16.98		1
22								
23	Clark Sub.	Meramec Mining Corp.	138.00	138.00	Wood H-Frame	17.70		1
24		Pea Ridge Iron Mine			Wood H-Frame	17.70		1
25								
26	Cahokia Sub.	Venice Sub.	138.00	138.00	Steel Tower	3.92		2
27					Steel Tower	0.52		2
28					Steel Tower	0.64		2
29								
30	Sioux Sub.	Berk-Viele	138.00	138.00	Steel Tower	9.07		3
31								
32	Berkeley Sub.	Dardenne Sub.	138.00	138.00	Steel Tower	8.27		1
33					Steel Tower	2.29		1
34					Wood H-Frame	15.59		1
35								
36					TOTAL	2,648.05	230.24	236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
2-795 ACSR								1
2-795 ACSR								2
								3
2-954 ACSR								4
								5
954 ACSR		1,406,012	1,406,012		3,506	160	3,666	6
								7
350 BC					26,956		26,956	8
								9
556.5 ACSR								10
300 CCSR								11
1/0 Aaa3								12
								13
954 ACSR	159,286	833,074	992,360		2,537	1	2,538	14
954 ACSR								15
								16
3-795 ACSR	993,149	12,791,996	13,785,145	2,481	149,523	250	152,254	17
1192 ACSR								18
2-795 ACSR								19
2-795 ACSR								20
2-954 ACSR								21
								22
336.4 ACSR	57,885	1,338,012	1,395,897	471	74,383	2,210	77,064	23
336.4 ACSR								24
								25
350 BC	39,988	3,423,360	3,463,348	528	33,799	16,550	50,877	26
954 AL								27
								28
								29
954 ACSR	1,091,938	9,751,603	10,843,541	5,690	204,522	118	210,330	30
								31
954 ACSR								32
795 ACSR								33
795 ACSR								34
								35
	28,117,853	275,008,756	303,126,609	64,153	4,300,486	308,499	4,673,138	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Dardenne Sub	Viele Sub.	161.00	161.00	Wood H-Frame	134.03		1
2								
3	Huster Viele #1	Marion Sub.	161.00	161.00	Wood H-Frame	0.41		1
4								
5	Palmyra Sub.	N. Marble Sub.	161.00	345.00	Steel Tower	0.62		2
6			161.00	161.00	Wood H-Frame	5.58		1
7								
8	Huster Sub.	Belleau Sub.	138.00	138.00	Wood H-Frame	0.13		1
9								
10	Belleau Sub.	Pike Sub.	138.00	138.00	Steel Pole	0.24		1
11								
12	Venice	Ridge Sub.	138.00	138.00	Steel Tower	5.04		1
13								
14	Meramec Sub.	Cahokia Sub. Incl. Tap	138.00	138.00	Steel Tower	6.19		1
15					Steel Tower	2.55		1
16								
17	Meramec Sub.	Cahokia Sub.	138.00	138.00	Steel Tower	6.17		1
18					Steel Tower	1.60	0.95	1
19								
20	Meramec Sub.	Cah-Mer Line	138.00	138.00	Steel Tower	9.43		2
21								
22	Conway Sub.	Meramec Plant	138.00	138.00	Steel Tower	22.93		2
23					Steel Tower	3.92		1
24								
25	Meramec Sub.	Rivermines Sub.	138.00	138.00	Steel Tower	0.26		1
26					Steel Tower		1.04	1
27					Wood H-Frame	44.76		1
28								
29	Meramec Sub.	Rivermines	138.00	138.00	Steel Tower	1.04		1
30					Steel Tower		1.45	1
31					Wood H-Frame	42.70		1
32								
33	Rivermines	Taum Sauk Sub.	138.00	138.00	Steel Tower	29.66		2
34								
35								
36					TOTAL	2,648.05	230.24	236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
795 ACSR								1
								2
477 ACSR								3
								4
2-954 ACSR								5
954 ACSR								6
								7
795 ACSR								8
								9
795 ACSR								10
								11
954 ACSR	221,996	1,485,218	1,707,214			5,474	5,474	12
								13
350 BC	175,796	2,117,011	2,292,807	1,110	16,561	2,103	19,774	14
954 ACSR								15
								16
350 BC								17
954 ACSR								18
								19
954 ACSR								20
								21
954 ACSR	812,362	3,238,954	4,051,316	561	5,795		6,356	22
954 ACSR								23
								24
954 ACSR	736,593	4,338,108	5,074,701	1,350	121,792		123,142	25
795 ACSR								26
795 ACSR								27
								28
795 ACSR								29
795 ACSR								30
795 ACSR								31
								32
2-477 ACSR	58,035	4,274,569	4,332,604	615	6,969		7,584	33
								34
								35
	28,117,853	275,008,756	303,126,609	64,153	4,300,486	308,499	4,673,138	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Montgomery Sub.	Overton Sub.	345.00	345.00	Steel Tower	1.27		1
2					Wood H-Frame	63.13		1
3								
4	Cahokia Sub.	Central Sub. Incl. Tap to	138.00	138.00	Steel Tower	4.49		2
5		Poplar Sub.			Steel Pole	0.06		1
6								
7	Central Sub.	Watson Sub.	138.00	138.00	Steel Tower	5.85		1
8								
9	Page Sub.	Mason Sub.	138.00	138.00	Steel Tower	9.60		2
10					Steel Tower	9.63		2
11								
12	St. Genevieve	Rivermines	138.00	138.00	Wood H-Frame	18.60		2
13								
14	Callaway Sub.	Bland Sub.	345.00	345.00	Steel Tower	31.50		1
15								
16	Sioux Sub.	Maline Sub.	138.00	138.00	Steel Tower	15.85		2
17								
18	Tap Struct.	Portage Sub.	138.00	138.00	Steel Tower	0.20		1
19								
20	Labadie Plant	Mason Sub.	345.00	345.00	Steel Tower	24.01	0.07	2
21					Steel Tower	0.46		1
22					Wood H-Frame	0.30		1
23								
24	Labadie	Gray Summit	138.00	138.00	Wood H-Frame	5.96		1
25								
26	Roxford	IPCO Tap	345.00	345.00		0.20		1
27								
28	Labadie Plant	Tyson Sub.	345.00	345.00	Steel Tower	30.00	0.26	2
29					Wood H-Frame	0.05		1
30					Steel Tower	0.07		1
31					Wood H-Frame	0.49		1
32								
33	Labadie Plant	Franks Sub.	345.00	345.00	Steel Tower	0.50	2.80	1
34					Wood H-Frame	44.00		1
35					Wood H-Frame	36.68	1.00	1
36					TOTAL	2,648.05	230.24	236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
2-795 ACSR	352,323	3,805,696	4,158,019	-1,088	95,022		93,934	1
2-795 ACSR								2
								3
954 ACSR	474,738	6,136,467	6,611,205	120	4,670	31,617	36,407	4
954 ACSR								5
								6
954 ACSR								7
								8
954 ACSR	446,066	3,974,242	4,420,308		61,042	33,100	94,142	9
2156 ACSR								10
								11
795 ACSR	98,275	926,629	1,024,904					12
								13
1590 ACSR	254,201	13,345,296	13,599,497	1,113	65,671		66,784	14
								15
2156 ACSR	170,919	3,106,003	3,276,922	168	14,599	22,400	37,167	16
								17
336.4 ACSR								18
								19
2-954 ACSR	427,543	4,445,220	4,872,763	502	22,601		23,103	20
2-954 ACSR								21
2-954 ACSR								22
								23
336.4 ACSR		12,622	12,622	72	571		643	24
								25
		102,830	102,830					26
								27
2-954 ACSR	572,951	5,095,786	5,668,737	280	44,761		45,041	28
2156 ACSR								29
2-954 ACSR								30
2-954 ACSR								31
								32
2-954 ACSR	483,554	5,319,020	5,802,574	845	377,840		378,685	33
2-954 ACSR								34
2-795 ACSR								35
	28,117,853	275,008,756	303,126,609	64,153	4,300,486	308,499	4,673,138	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Bland Sub.	Labadie Sub.	345.00	345.00	Wood Pole	0.23		1
2								
3	Bland Sub.	Franks Sub	345.00	345.00	Wood Pole	0.33		1
4								
5	Callaway	Montgomery Sub.	345.00	345.00	Steel Tower	23.22		2
6								
7	Rush Island Plant	Tyson Sub	345.00	345.00	Steel Pole	1.50		2
8					Steel Tower	31.64		2
9								
10	Cahokia Sub.	Roxford Sub.	345.00	345.00	Steel Tower	4.46		2
11					Steel Tower	14.25		1
12					Wood H-Frame	0.16		1
13					Wood H-Frame	0.25		1
14								
15	Thomas Hill A.E.C. Plant	Adair Sub.	161.00	161.00	Wood H-Frame	44.08		1
16								
17	Labadie Plant	Montgomery Sub.	345.00	345.00	Steel Tower	3.91		1
18					Wood H-Frame	45.93		1
19								
20	Essix	Stoddard	161.00	161.00	Wood Pole	0.09		1
21								
22	Adair Sub.	Wapello-ISU Connection	161.00	161.00	Wood H-Frame	32.01		1
23								
24	Cominco Sub. #1	Buick Smelter	161.00	161.00	HF-Wood	0.69		1
25	Fletcher SW. Sta.	Buick Mines	161.00	161.00	HF-Wood	10.40		1
26	Buick Mines	Cominco	161.00	161.00	HF-Wood	2.27		1
27	Mo. Lead Term	Mo. Lead Str.	161.00	161.00	HF-Wood	0.07		1
28								
29	Clark Sub.	Viburnum Jct.	161.00	161.00	HF-Wood	15.09		1
30	Cominco Sub. #2	Buick Smeller	161.00	161.00	HF-Wood	0.66		1
31	Cominco Sub.	Viburnum Jct.	161.00	161.00	HF-Wood	6.06		1
32	Buick Mines	Cominco Sub.	161.00	161.00	HF-Wood	2.34		1
33	Pilot Knob Sub.	Clark Sub.	161.00	161.00	HF-Wood	27.78		1
34	Pilot Knob Sub. #1	Pilot Knob Pellet E	161.00	161.00	HF-Wood	0.22		1
35								
36					TOTAL	2,648.05	230.24	236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
954 ACSR								1
								2
954 ACSR								3
								4
1590 ACSR	254,647	14,647,961	14,902,608	936	102,702		103,638	5
								6
2954 ACSR	1,162,034	8,150,103	9,312,137	383	7,436		7,819	7
2-954 ACSR								8
								9
2-954 ACSR	656,116	7,409,069	8,065,185	152	7,752	6,455	14,359	10
2-954 ACSR								11
2-954 ACSR								12
2156 ACSR								13
								14
954 ACSR	119,590	1,390,172	1,509,762	808	46,264	101	47,173	15
								16
2-954 ACSR	234,531	4,378,458	4,612,989	1,437	54,869		56,306	17
2-954 ACSR								18
								19
795 ACSR	4,703	105,291	109,994		1,615	1,781	3,396	20
								21
795 ACSR	136,082	979,954	1,116,036	959	452		1,411	22
								23
336 ACSR	132,732	2,639,455	2,772,187	224	261,408	1,934	263,566	24
636 ACSR								25
636 ACSR								26
4/0 ACSR								27
								28
636 ACSR				543	69,324	3,114	72,981	29
336 ACSR								30
636 ACSR								31
336 ACSR								32
636 ACSR								33
336 ACSR								34
								35
	28,117,853	275,008,756	303,126,609	64,153	4,300,486	308,499	4,673,138	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Fletcher SW Sta.	West of Hwy N	161.00	161.00	HF-Wood	13.04		1
2	Jct. W. of Hwy N	Pilot Knob Sub.	161.00	161.00	HF-Wood	18.76		1
3	Pilot Knob Sub. #2	Pilot Knob Pellet W	161.00	161.00	HF-Wood	0.23		1
4								
5	Fletcher SW Sub.	Sweetwater	161.00	161.00	HF-Wood	9.26		1
6								
7	Sioux Plant	Mason Sub.	345.00	345.00	Steel Pole	12.48		1
8			345.00	345.00	Steel Tower	8.66		1
9			345.00	345.00	Wood H-Frame	0.80		1
10								
11	Sioux	Rockford Sub.	345.00	345.00	Steel Tower	11.90		1
12			345.00	345.00	Steel Tower	0.80		1
13								
14	Grand Tower	Perryville UE	138.00	138.00	Wood H-Frame	23.04		1
15								
16	Tyson Sub.	Marshall Sub.	138.00	138.00	Steel Tower	5.38		2
17					Steel Pole	1.77		2
18					Steel Pole	0.06		2
19								
20	Marshall Sub.	Lakeshire Sub.	138.00	138.00	Steel Pole	8.32		1
21								
22	Mauer Lake Sub.	Carrollton Sub.	161.00	161.00	Wood Poles	3.60		1
23								
24	Cape Sub.	Sikeston	161.00	161.00	Wood H-Frame	19.98		1
25			161.00	161.00	Wood H-Frame	6.00		1
26	Miner Sub.	Sikeston Tap	161.00	161.00	Single Pole	10.85		1
27								
28	Cape Sub.	Stoddard	161.00	161.00	Wood H-Frame	33.40		1
29								
30	Stoddard	Bernie	161.00	161.00	Wood H-Frame	12.70		1
31								
32	Stoddard	Kelso Sub.	161.00	161.00	Wood H-Frame	1.49		1
33								
34	Mason	McClay	138.00	138.00	Steel Pole	12.00		1
35								
36					TOTAL	2,648.05	230.24	236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
667 ACSR	1,824	398,584	400,408	1,166	144,899	1,345	147,410	1
1590 ACSR								2
336 ACSR								3
								4
667 ACSR	5,643	305,924	311,567	296	51,702	531	52,529	5
								6
2-954 ACSR	1,215,294	6,346,207	7,561,501	1,134	23,763	8	24,905	7
2-954 ACSR								8
2-953 ACSR								9
								10
954 ACSR	96,923	7,101,182	7,198,105		3,099		3,099	11
954 ACSR								12
								13
954 ACSR	146,710	1,720,107	1,866,817		5,422		5,422	14
								15
2156 ACSR	148,446	1,921,526	2,069,972	112	2,488	3,738	6,338	16
2156 ACSR								17
336.5 ACSR								18
								19
2156 ACSR	373,200	3,999,286	4,372,486		4,243	78,867	83,110	20
								21
556 ACSR	41,999	626,199	668,198		16,226	200	16,426	22
								23
NA	264,275	2,906,597	3,170,872	879	42,006		42,885	24
954 ACSR								25
NA								26
								27
NA	315,326	4,534,972	4,850,298	1,393	28,856		30,249	28
								29
336 ACSR								30
								31
NA								32
								33
795 ACSR	4,339,269	11,981,766	16,321,035		16,540		16,540	34
								35
	28,117,853	275,008,756	303,126,609	64,153	4,300,486	308,499	4,673,138	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	(h)
1	Marshall Sub.	Hunter Sub.	138.00	138.00	Steel Pole	8.62		2
2								
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					TOTAL	2,648.05	230.24	236

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land (j)	Construction and Other Costs (k)	Total Cost (l)	Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	
1192 SSAC	3,831,817	12,774,599	16,606,416					1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
	28,117,853	275,008,756	303,126,609	64,153	4,300,486	308,499	4,673,138	36

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) X An Original (2) _ A Resubmission	12/31/2001	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 422 Line No.: 1 Column: k

Includes damage and clearing costs per FERC Order No. 366.

Schedule Page: 422.2 Line No.: 6 Column: a

25 Cycle

Schedule Page: 422.5 Line No.: 14 Column: a

Line is 50% owned by Union Electric Company & 50% owned by Associated Elec. Co-Op; Improvements and expenses are accumulated by Union Electric and 50% is billed to Associated Electric; Transmission Line O & M and Capital Accounts are affected; Associated Electric Co-Op is not affiliated with Union Electric; Associated Electric owns one circuit on line.

This page left blank intentionally.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI				
2	St. Louis City				
3	Campbell	Trans. Unattended	352.50	141.00	
4					
5	Aldine	Dist. Unattended	34.50	4.16	
6	Ashley	Dist. Unattended	138.00	13.80	
7					
8	Baden	Dist. Unattended	34.50	4.16	
9	Barton	Dist. Unattended	34.50	13.80	
10	Bates	Dist. Unattended	34.50	4.16	
11	Blair	Dist. Unattended	34.50	4.16	
12	Carondelet-14	Dist. Unattended	34.50	13.80	
13	Carondelet-4	Dist. Unattended	34.50	4.16	
14	Cass	Dist. Unattended	34.50	4.16	
15	Catalan	Dist. Unattended	34.50	4.16	
16	Central	Dist. Unattended	138.00	34.50	
17					
18	Cherokee	Dist. Unattended	34.50	4.16	
19	Chippewa	Dist. Unattended	34.50	4.16	
20	Chouteau	Dist. Unattended	34.50	4.16	
21	Cole	Dist. Unattended	34.50	13.80	
22	Cologne	Dist. Unattended	34.50	4.16	
23	Connecticut	Dist. Unattended	34.50	4.16	
24	Duncan	Dist. Unattended	34.50	4.16	
25	Ellendale	Dist. Unattended	34.50	4.16	
26	Enright	Dist. Unattended	34.50	4.16	
27	Euclid	Dist. Unattended	138.00	34.50	
28	Folsom	Dist. Unattended	34.50	4.16	
29	Geraldine	Dist. Unattended	34.50	4.16	
30	Gimblin	Dist. Unattended	34.50	4.16	
31	Goodfellow	Dist. Unattended	34.50	4.16	
32	Gratiot	Dist. Unattended	138.00	13.80	
33					
34	Gustine	Dist. Unattended	34.50	4.16	
35	Hall Street	Dist. Unattended	138.00	34.50	
36	Hampton	Dist. Unattended	34.50	4.16	
37	Hickory	Dist. Unattended	34.50	4.16	
38	Humboldt	Dist. Unattended	34.50	4.16	
39	Jamieson	Dist. Unattended	34.50	4.16	
40	Kingsbury	Dist. Unattended	34.50	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
560	1					3
						4
26	2					5
168	3		Capacitor	36	14	6
			Capacitor	36	14	7
25	4					8
67	3					9
28	2					10
40	3					11
28	2					12
28	2					13
40	3					14
14	1					15
336	3		Capacitor	72	29	16
			Capacitor	72	29	17
42	3					18
42	3					19
28	2					20
60	3					21
28	2					22
28	2					23
38	3					24
13	1					25
41	3					26
336	2		Capacitor	72	29	27
40	3					28
27	2					29
15	1					30
14	1					31
168	3	1	Capacitor	48	14	32
			Capacitor	48	14	33
25	2					34
224	2		Capacitor	72	29	35
25	2					36
28	2					37
12	1					38
14	1					39
25	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	St. Louis City (Continued)				
3	Laclede	Dist. Unattended	34.50	4.16	
4	Leona	Dist. Unattended	34.50	4.16	
5	Lesperance	Dist. Unattended	34.50	4.16	
6	Loughborough	Dist. Unattended	34.50	4.16	
7	Macklind	Dist. Unattended	34.50	4.16	
8	Magnolia	Dist. Unattended	34.50	4.16	
9	McCausland	Dist. Unattended	34.50	4.16	
10	McPherson	Dist. Unattended	34.50	4.16	
11	Mullanphy	Dist. Unattended	34.50	4.16	
12	Newstead	Dist. Unattended	34.50	4.16	
13	Northland	Dist. Unattended	34.50	4.16	
14	Pernod	Dist. Unattended	34.50	4.16	
15	Poplar	Dist. Unattended	138.00	13.80	
16					
17	Potomac	Dist. Unattended	34.50	4.16	
18	Prairie	Dist. Unattended	34.50	4.16	
19	Russell	Dist. Unattended	138.00	34.50	
20	Shreve	Dist. Unattended	34.50	4.16	
21	Sigma	Dist. Unattended	34.50	4.16	
22	South Broadway	Dist. Unattended	34.50	4.16	
23	Sulphur	Dist. Unattended	34.50	4.16	
24	Tamm	Dist. Unattended	34.50	4.16	
25	Vandeventer	Dist. Unattended	34.50	4.16	
26	Vernon	Dist. Unattended	34.50	4.16	
27	Vista	Dist. Unattended	34.50	4.16	
28	St. Louis County				
29	Meramec	Trans.(PP) Attended	17.10	138.00	
30		Trans.(PP) Attended	15.70	138.00	
31		Trans.(PP) Attended	15.20	138.00	
32		Trans.(PP) Attended	4.16	138.00	
33		Trans.(PP) Attended	15.70	4.16	
34		Trans.(PP) Attended	15.20	4.16	
35		Trans. (PP) Attended	17.10	4.16	
36	Combustion Turbine	Trans.(PP)Unattended	13.20	138.00	
37	Combustion Turbine	Trans.(PP)Unattended	13.80	138.00	
38	Mason, Nr. Creve Coeur	Trans. Unattended	352.50	141.00	14.10
39		Trans. Unattended	352.50	141.00	
40	Page, Wellston	Trans. Attended	110.00	13.80	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
28	2					3
11	1					4
41	3					5
26	2					6
40	3					7
25	2					8
42	3					9
28	2					10
28	2					11
28	2					12
40	3					13
13	2					14
180	2		Capacitor	36	14	15
			Capacitor	36	14	16
14	1					17
27	2					18
504	3		Capacitor	72	25	19
12	1					20
14	1					21
28	2					22
14	1					23
28	2					24
13	1					25
12	1					26
28	2					27
						28
420	2					29
300	2					30
325	1					31
50	3					32
30	2					33
32	2					34
32	2					35
60	1					36
70	1					37
560	1					38
1120	2					39
75	6					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	St. Louis County (Continued)				
3	Affton, Affton	Dist. Unattended	34.50	4.16	
4	Allen, Nr. Berkeley	Dist. Unattended	34.50	4.16	
5	Ashby, Nr. Overland	Dist. Unattended	34.50	4.16	
6	Audubon, Nr. Brentwood	Dist. Unattended	34.50	4.16	
7	Babler, Nr. Wildwood	Dist. Unattended	138.00	34.50	
8					
9	Ballas, Nr. Town & Country	Dist. Unattended	34.50	12.47	
10					
11	Baumgartner, Nr. Oakville	Dist. Unattended	138.00	34.50	
12	Baxter, Nr. Ballwin	Dist. Unattended	34.50	12.47	
13	Berkeley, Berkeley	Dist. Unattended	138.00	34.50	
14					
15					
16					
17	Berry, Nr. Oakland	Dist. Unattended	34.50	4.16	
18	Black Jack, Black Jack	Dist. Unattended	34.50	12.47	
19	Bowles, Nr. Fenton	Dist. Unattended	34.50	12.47	
20	Brentwood, Brentwood	Dist. Unattended	34.50	4.16	
21	Brown, Nr. Berkeley	Dist. Unattended	34.50	4.16	
22	Carrollton, Nr. Bridgeton	Dist. Unattended	138.00	34.50	
23	Carson, Nr. Bel-Ridge	Dist. Unattended	34.50	4.16	
24	Castlewood, Nr. Ballwin	Dist. Unattended	34.50	12.47	
25	Clarkson, Nr. Chesterfield	Dist. Unattended	138.00	12.47	
26	Clayton, Clayton	Dist. Unattended	34.50	4.16	
27	Clayton-12, Clayton	Dist. Unattended	34.50	12.47	
28	Clydesdale, Nr. Lemay	Dist. Unattended	34.50	12.47	
29	Concord, Nr. Concord Village	Dist. Unattended	34.50	12.47	
30	Conway, Nr. Creve Coeur	Dist. Unattended	138.00	34.50	
31					
32					
33	Cool Valley, Cool Valley	Dist. Unattended	34.50	4.16	
34	Craig, Nr. Creve Coeur	Dist. Unattended	34.50	12.47	
35	Crestwood, Crestwood	Dist. Unattended	34.50	12.47	
36	Creve Coeur, Creve Coeur	Dist. Unattended	34.50	12.47	
37	Cross Keys, Nr. Florissant	Dist. Unattended	34.50	12.47	
38					
39	Dale, Nr. Richmond Heights	Dist. Unattended	34.50	4.16	
40	Dellwood, Dellwood	Dist. Unattended	34.50	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
28	2					3
14	1					4
14	1					5
13	1					6
167	2		Capacitor	84	8	7
			Capacitor	84	8	8
67	3		Capacitor	60	9	9
			Capacitor	84	8	10
224	2					11
67	3					12
412	4		Capacitor	300	29	13
			Capacitor	192	29	14
			Capacitor	150	29	15
			Capacitor	150	29	16
12	1					17
45	2					18
23	1					19
25	2					20
28	2					21
336	2		Capacitor	72	29	22
14	1					23
45	2					24
67	2					25
41	3					26
22	1					27
14	1					28
45	2					29
448	4		Capacitor	144	29	30
			Capacitor	144	29	31
			Capacitor	144	29	32
27	2					33
67	3					34
45	2					35
22	1					36
57	3		Capacitor	84	8	37
			Capacitor	54	8	38
13	1					39
28	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	St. Louis County (Continued)				
3	Delmar, Nr. University City	Dist. Unattended	34.50	4.16	
4	Des Peres, Des Peres	Dist. Unattended	34.50	12.47	
5	Dorsett, Nr. Maryland Heights	Dist. Unattended	138.00	12.47	
6	Dougherty Ferry, Nr. Kirkwood	Dist. Unattended	34.50	12.47	
7	Dyer, Nr. Overland	Dist. Unattended	34.50	4.16	
8	Earth City, Nr. Bridgeton	Dist. Unattended	34.50	12.47	
9	Eatherton, Nr. Pond	Dist. Unattended	34.50	12.47	
10	Edmundson, Edmundson	Dist. Unattended	34.50	4.16	
11	Ellisville, Ellisville	Dist. Unattended	34.50	12.47	
12	Elm, Nr, Webster Groves	Dist. Unattended	34.50	4.16	
13	Emerson, Nr. Ferguson	Dist. Unattended	34.50	4.16	
14	Eureka, Eureka	Dist. Unattended	34.50	12.47	
15	Fee Fee, Nr. Maryland Heights	Dist. Unattended	34.50	12.47	
16	Fenton, Fenton	Dist. Unattended	34.50	12.47	
17	Ferguson, Ferguson	Dist. Unattended	34.50	4.16	
18	Florissant, Florissant	Dist. Unattended	138.00	12.47	
19	Forder, Nr. Mehlville	Dist. Unattended	34.50	12.47	
20	Foxboro, Nr. Ladue	Dist. Unattended	34.50	4.16	
21	Frontenac, Frontenac	Dist. Unattended	34.50	12.47	
22	Frost, Nr. Berkeley	Dist. Unattended	34.50	4.16	
23	Glendale, Glendale	Dist. Unattended	34.50	4.16	
24	Grandview, Nr. Florissant	Dist. Unattended	34.50	4.16	
25	Gravois, Nr. Affton	Dist. Unattended	34.50	4.16	
26	Groby, Nr. University City	Dist. Unattended	34.50	4.16	
27	Halls Ferry, Nr. Moline Acres	Dist. Unattended	34.50	4.16	
28	Hanley, Nr. Maplewood	Dist. Unattended	34.50	4.16	
29	Hazelwood, Hazelwood	Dist. Unattended	34.50	12.47	
30	Heege, Nr. Affton	Dist. Unattended	34.50	4.16	
31	Heintz, Nr. Oakville	Dist. Unattended	34.50	12.47	
32	Hoover, Nr. Brentwood	Dist. Unattended	34.50	4.16	
33	Howard Bend, Nr. Chesterfield	Dist. Unattended	13.20	34.40	
34	Howdershell, Nr. Florissant	Dist. Unattended	34.50	12.47	
35	Hunter, Nr. Ladue	Dist. Unattended	138.00	34.50	
36	Jackson, Nr. University City	Dist. Unattended	34.50	4.16	
37	Jamestown, Nr. Spanish Lake	Dist. Unattended	34.50	12.47	
38	Jennings, Jennings	Dist. Unattended	34.50	4.16	
39	Kinloch, Kinloch	Dist. Unattended	34.50	4.16	
40	Lackland, Nr. Olivette	Dist. Unattended	34.50	12.47	

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
28	2					3
45	2					4
67	2					5
26	2					6
28	2					7
45	2					8
22	1					9
25	4					10
67	3					11
28	2					12
12	2					13
14	1					14
42	3					15
45	2					16
27	2					17
67	2					18
45	2					19
13	2					20
22	1					21
14	1					22
28	2					23
25	2					24
27	2					25
27	2					26
28	2					27
42	3					28
45	2					29
14	1					30
45	2					31
14	1					32
49	1					33
22	1					34
336	2		Capacitor	36	17	35
25	2					36
28	2					37
41	3					38
14	1					39
22	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	St. Louis County (Continued)				
3	Lakeshire, Nr. Affton	Dist. Unattended	138.00	34.50	
4	Lambert, Nr. Robertson	Dist. Unattended	34.50	4.16	
5	Landwehr, Nr. Bellefontaine Neighbors	Dist. Unattended	34.50	4.16	
6	Larimore, Nr. Bellefontaine Neighbors	Dist. Unattended	34.50	12.47	
7	Lemay, Lemay	Dist. Unattended	138.00	34.50	
8	Lenox, Nr. Webster Groves	Dist. Unattended	34.50	4.16	
9	Lilac, Nr. Riverview Gardens	Dist. Unattended	34.50	4.16	
10	Lockwood, Nr. Webster Groves	Dist. Unattended	34.50	4.16	
11	Luxemburg, Luxemburg	Dist. Unattended	34.50	4.16	
12	Maline, Nr. Bellefontaine Neighbors	Dist. Unattended	138.00	34.50	
13					
14	Manchester, Manchester	Dist. Unattended	34.50	12.47	
15	Manor, Nr. Bellefontaine Neighbors	Dist. Unattended	34.50	4.16	
16	Maplewood, Maplewood	Dist. Unattended	34.50	4.16	
17	Marshall, Nr. Kirkwood	Dist. Unattended	138.00	34.50	
18					
19	Maryville, Nr. Chesterfield	Dist. Unattended	34.50	12.47	
20	Mason, Nr. Maryland Heights	Dist. Unattended	138.00	34.50	
21	McKelvey, Nr. Bridgeton	Dist. Unattended	34.50	12.47	
22	McKnight, Nr. Ladue	Dist. Unattended	34.50	4.16	
23	Midland, Nr. Overland	Dist. Unattended	34.50	4.16	
24	Murat, Nr. Moline Acres	Dist. Unattended	34.50	4.16	
25	Natural Bridge, Nr. Bridgeton	Dist. Unattended	34.50	12.47	
26	Oakville, Oakville	Dist. Unattended	34.50	12.47	
27	Olive, Nr. Creve Coeur	Dist. Unattended	34.50	12.47	
28	Orchard Gardens, Manchester	Dist. Unattended	138.00	12.47	
29	Page, Nr. Wellston	Dist. Unattended	138.00	34.50	
30					
31		Dist. Attended	138.00	13.80	
32					
33					
34		Dist. Attended	34.50	13.80	
35	Parker, Nr. Bellefontaine Neighbors	Dist. Unattended	34.50	12.47	
36	Pasadena, Nr. Northwoods	Dist. Unattended	34.50	4.16	
37	Patterson, Nr. Florissant	Dist. Unattended	34.50	12.47	
38	Pattonville, Pattonville	Dist. Unattended	34.50	12.47	
39	Pine Lawn, Pine Lawn	Dist. Unattended	34.50	4.16	
40	Pond, Pond	Dist. Unattended	34.50	12.47	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
336	2		Capacitor	72	29	3
28	2					4
12	1					5
45	2					6
400	2		Capacitor	72	29	7
28	2					8
28	2					9
28	2					10
28	2					11
448	4		Capacitor	72	29	12
			Capacitor	144	29	13
45	2					14
11	1		Capacitor	168	17	15
14	1					16
448	4		Capacitor	72	29	17
			Capacitor	72	29	18
45	2					19
224	2		Capacitor	72	29	20
45	2					21
28	2					22
26	2					23
14	1					24
22	1					25
15	1					26
22	1					27
67	2					28
300	3		Capacitor	72	29	29
			Capacitor	72	29	30
112	6		Frequency Chg.	1	29	31
			Frequency Chg.	2	29	32
			Frequency Chg.	3	27	33
39	3	1				34
28	2					35
28	2					36
45	2					37
67	3		Capacitor	168	17	38
12	1					39
45	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	St. Louis County (Continued)				
3	Price, Nr. Olivette	Dist. Unattended	34.50	4.16	
4	Quad, Nr. Hazelwood	Dist. Unattended	34.50	12.47	
5	Reavis, Nr. Mehlville	Dist. Unattended	34.50	12.47	
6	Ringer, Nr. Mehlville	Dist. Unattended	138.00	12.47	
7	Ripa, Nr. Lemay	Dist. Unattended	34.50	4.16	
8	Riverport, Nr. Maryland Heights	Dist. Unattended	34.50	12.47	
9	River Roads, Nr. Jennings	Dist. Unattended	34.50	4.16	
10	Robertson, Robertson	Dist. Unattended	34.50	12.47	
11	Rock Hill, Rock Hill	Dist. Unattended	34.50	4.16	
12	Rockwood, Nr. Ellisville	Dist. Unattended	138.00	34.50	
13	Rudder, Nr. Fenton	Dist. Unattended	34.50	12.47	
14	St. Ann, St. Ann	Dist. Unattended	34.50	12.47	
15	St. John, St. John	Dist. Unattended	34.50	4.16	
16	St. Louis International, Nr. Berkeley	Dist. Unattended	34.50	4.16	
17	Sappington, Sappington	Dist. Unattended	34.50	12.47	
18	Schoettler, Nr. Creve Coeur	Dist. Unattended	34.50	12.47	
19	Schuetz, Nr. Creve Coeur	Dist. Unattended	138.00	12.47	
20	Shackelford, Nr. Florissant	Dist. Unattended	34.50	12.47	
21	Six Flags, Nr. Allenton	Dist. Unattended	34.50	12.47	
22	Spanish Lake, Spanish Lake	Dist. Unattended	34.50	12.47	
23	Stratman, Nr. Creve Coeur	Dist. Unattended	34.50	4.16	
24	Sunset, Nr. Sunset Hills	Dist. Unattended	34.50	12.47	
25	Taussig, Nr. Bridgeton	Dist. Unattended	34.50	12.47	
26	Taylor, Nr. Florissant	Dist. Unattended	34.50	4.16	
27	Telegraph, Nr. Jefferson Barracks	Dist. Unattended	34.50	12.47	
28	Tesson, Nr. Sunset Hills	Dist. Unattended	34.50	12.47	
29	Valley Park, Valley Park	Dist. Unattended	34.50	12.47	
30	Vinita, Nr. Vinita Terrace	Dist. Unattended	34.50	4.16	
31	Waldron, Nr. University City	Dist. Unattended	34.50	4.16	
32	Warson, Nr. Olivette	Dist. Unattended	138.00	34.50	
33					
34					
35					
36	Waterford, Nr. Florissant	Dist. Unattended	34.50	12.47	
37	Watson, Nr. Shrewsbury	Dist. Unattended	138.00	34.50	
38	Webster Groves, Webster Groves	Dist. Unattended	34.50	4.16	
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
25	2					3
28	2					4
14	1					5
67	2					6
14	1					7
22	1					8
27	2					9
45	2		Capacitor	84	8	10
27	2					11
224	2					12
45	2					13
22	1					14
28	2					15
28	2					16
39	3					17
45	2					18
67	2					19
26	2					20
45	2					21
14	1					22
26	2					23
26	2					24
45	2					25
28	2					26
45	2					27
45	2					28
45	2					29
25	2					30
14	1					31
412	4		Capacitor	300	29	32
			Capacitor	192	29	33
			Capacitor	72	29	34
			Capacitor	72	29	35
22	1					36
300	3		Capacitor	72	29	37
28	2					38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	St. Louis County (Continued)				
3	Weil, Nr. Shrewsbury	Dist. Unattended	34.50	4.16	
4	Wild Horse, Nr. Chesterfield	Dist. Unattended	34.50	12.47	
5	Will, Nr. Mehlville	Dist. Unattended	34.50	12.47	
6	Woods Mill, Nr. Creve Coeur	Dist. Unattended	34.50	12.47	
7	Woodson, Nr. Overland	Dist. Unattended	34.50	4.16	
8	Yaeger, Nr. Oakville	Dist. Unattended	34.50	12.47	
9	Yorkshire, Nr. Webster Groves	Dist. Unattended	34.50	4.16	
10					
11					
12	Franklin District				
13					
14	Labadie, Labadie	Trans.(PP) Attended	19.00	348.50	
15		Trans.(PP) Attended	19.00	357.21	
16	Gray Summit, Gray Summit	Trans. Unattended	352.50	141.00	
17					
18	Bourbeuse, Nr. Union	Dist. Unattended	34.50	12.47	
19	Brush Creek, Nr. Pacific	Dist. Unattended	34.50	12.47	
20	Catawissa, Catawissa	Dist. Unattended	34.50	12.47	
21	Diamonds, Nr. Pacific	Dist. Unattended	34.50	12.47	
22	Franklin, Nr. Union	Dist. Unattended	138.00	34.50	
23	Lonedell, Lonedell	Dist. Unattended	34.50	12.47	
24	Madison, Nr. Washington	Dist. Unattended	34.50	12.47	
25	Newport, Newport	Dist. Unattended	34.50	12.47	
26	Pacific, Pacific	Dist. Unattended	34.50	12.47	
27	Phelps, Nr. Rolla	Dist. Unattended	138.00	34.50	
28	St. Albans, Nr. Labadie	Dist. Unattended	34.50	12.47	
29	St. Clair, St. Clair	Dist. Unattended	34.50	12.47	
30	South Washington, Nr. Washington	Dist. Unattended	34.50	12.47	
31	Union, Union	Dist. Unattended	34.50	12.47	
32	Washington, Washington	Dist. Unattended	34.50	12.47	
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
14	1					3
22	1					4
25	2					5
67	3					6
27	2					7
22	1					8
28	2					9
						10
						11
						12
						13
2010	3					14
1375	1	1				15
560	1					16
						17
28	2					18
28	2					19
15	1					20
22	1					21
252	3		Capacitor	72	29	22
22	1					23
28	2					24
22	1					25
25	2					26
168	2					27
14	1					28
45	2					29
45	2					30
26	2					31
13	1					32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
						3
1360	2	1				4
1680	3					5
						6
						7
336	3		Capacitor	150	31	8
218	3					9
168	2					10
67	2					11
45	2					12
45	2					13
45	2					14
14	1					15
45	2					16
45	2					17
25	2					18
28	2					19
14	1					20
37	2					21
22	1					22
12	1					23
28	2					24
13	1					25
21	2					26
37	2					27
45	2					28
28	2					29
224	2					30
84	2		Capacitor	144	26	31
14	1					32
45	2					33
14	1					34
14	1					35
						36
						37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	St. Francois District				
3					
4	Fredericktown, Fredericktown	Trans. Unattended	161.00	138.00	7.20
5	Rivermines, Rivermines	Trans. Unattended	139.20	34.50	
6		Trans. Unattended	132.00	34.50	
7	St. Francois, Nr. Bonne Terre	Trans. Unattended	352.50	141.00	17.20
8					
9					
10	Bonne Terre, Bonne Terre	Dist. Unattended	34.50	12.47	
11	Esther, Esther	Dist. Unattended	138.00	34.50	
12	Farmington, Farmington	Dist. Unattended	34.50	12.47	
13	Fredericktown, Fredericktown	Dist. Unattended	132.00	19.92	
14	Leadington, Nr. Flat River	Dist. Unattended	34.50	12.47	
15	Terre Du Lac, Nr. Bonne Terre	Dist. Unattended	34.50	12.47	
16	Unicity, Nr. Flat River	Dist. Unattended	34.50	12.47	
17					
18					
19					
20					
21					
22	St. Charles District				
23					
24	Sioux, Nr. West Alton	Trans.(PP) Attended	352.50	138.00	14.10
25		Trans.(PP) Attended	17.10	140.00	
26	Belleau, Nr. St. Charles	Trans. Unattended	352.20	141.00	
27	Dardenne, Nr. O'Fallon	Trans. Unattended	138.00	161.00	4.80
28		Trans. Unattended	138.00	161.00	7.20
29		Trans. Unattended	138.00	161.00	
30					
31	Blanchette, Nr. St. Charles	Dist. Unattended	138.00	34.50	
32	Boonslick, Nr. St. Charles	Dist. Unattended	34.50	12.47	
33	Boschertown, Nr. St. Charles	Dist. Unattended	34.50	12.47	
34	Cave Springs, Cave Springs	Dist. Unattended	34.50	12.47	
35	Droste, Nr. St. Charles	Dist. Unattended	34.50	12.47	
36	Duchesne, Nr. St. Charles	Dist. Unattended	34.50	12.47	
37	Harvester, Harvester	Dist. Unattended	34.50	12.47	
38	Hemsath, Nr. St. Charles	Dist. Unattended	34.50	12.47	
39	Huster, Nr. St. Charles	Dist. Unattended	138.00	34.50	
40	Jungermann, Nr. St. Charles	Dist. Unattended	34.50	12.47	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
						3
168	1					4
56	1		Capacitor	144	7	5
33	1					6
1120	2					7
						8
						9
25	2					10
168	2					11
28	2					12
33	3	1				13
28	2					14
14	1					15
25	2					16
						17
						18
						19
						20
						21
						22
						23
560	1					24
1344	2					25
560	1					26
150	1					27
168	1					28
280	1					29
						30
112	1					31
22	1					32
14	1					33
45	2					34
45	2					35
22	1					36
45	2					37
45	2					38
324	3		Capacitor	222	59	39
45	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	MISSOURI (CONTINUED)				
2	St. Charles District (Continued)				
3					
4	McClay, Nr. Harvester	Dist. Unattended	138.00	34.50	
5	Mark Twain, Nr. St. Charles	Dist. Unattended	34.50	12.47	
6	Park Charles, Nr. St. Charles	Dist. Unattended	34.50	12.47	
7	Portage, Nr. West Alton	Dist. Unattended	138.00	34.50	
8		Dist. Unattended	34.50	12.47	
9	Randolph, Nr. St. Charles	Dist. Unattended	34.50	12.47	
10	St. Charles, St. Charles	Dist. Unattended	34.50	12.47	
11	Towers, Nr. St. Charles	Dist. Unattended	34.50	12.47	
12					
13	Capital District				
14	Callaway, Callaway County	Trans.(PP) Attended	23.75	345.00	
15	Bland, Nr. Bland	Trans. Unattended	345.00		
16					
17	Apache Flats, Nr. Jefferson City	Dist. Unattended	161.00	69.00	
18	Belle, Belle	Dist. Unattended	138.00	34.50	
19	California, California	Dist. Unattended	161.00	34.50	
20	Columbus Street-14 Nr. Jefferson City	Dist. Unattended	69.00	14.40	
21	Columbus Street-12 Nr. Jefferson City	Dist. Unattended	69.00	12.50	
22	Eldon-Bulk-34, Eldon	Dist. Unattended	161.00	34.50	
23	Eldon-Jackson, S.E., Eldon	Dist. Unattended	34.50	12.47	
24	Eldon-12, Eldon	Dist. Unattended	34.50	12.47	
25	Fairgrounds, (Comb. Turb.) Nr. Jefferson City	Dist.(PP) Unattended	13.20	69.00	
26	Fairgrounds-14, Nr. Jefferson City	Dist. Unattended	69.00	14.40	
27	Fairgrounds-12, Nr. Jefferson City	Dist. Unattended	69.00	12.50	
28	Frog Hollow, Nr. Jefferson City	Dist. Unattended	69.00	12.50	
29	Gasconade County-34, Gasconade County	Dist. Unattended	138.00	34.50	
30	Gasconade County-69, Gasconade County	Dist. Unattended	138.00	69.00	
31	Gerald-34, Gerald	Dist. Unattended	69.00	34.50	
32	Guthrie, Guthrie	Dist. Unattended	161.00	69.00	
33	Holts Summit, Holts Summit	Dist. Unattended	69.00	12.50	
34	Idelwood, Nr. Jefferson City	Dist. Unattended	69.00	12.50	
35	Jefferson City-Elm Street-12, Jefferson City	Dist. Unattended	69.00	12.50	
36	Kellwood Nr. New Haven	Dist. Unattended	34.50	12.50	
37	Miller-69, Miller County	Dist. Unattended	138.00	69.00	
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
						3
224	2		Capacitor	72	29	4
27	2					5
22	1					6
33	3	1				7
6	1					8
13	1					9
45	2					10
14	1					11
						12
						13
1245	3	1				14
						15
						16
84	1					17
37	1					18
37	1	1				19
22	1					20
14	1					21
71	2					22
14	1					23
14	1					24
60	1					25
25	2					26
56	2					27
28	1					28
19	3					29
22	1					30
20	1					31
84	1					32
14	1					33
22	1					34
56	2					35
14	1					36
28	2	3				37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	Capital District (Continued)				
3					
4	Moreau-69, Nr. Jefferson City	Dist. Unattended	161.00	69.00	
5	Moreau-12, Nr. Jefferson City	Dist. Unattended	69.00	12.50	
6	Moreau (Comb. Turb.) Nr. Jefferson City	Dist.(PP) Unattended	13.20	69.00	
7	New Bloomfield, New Bloomfield	Dist. Unattended	69.00	12.50	
8	Owensville, Owensville	Dist. Unattended	34.50	12.50	
9	Rainbow, Nr. Jefferson City	Dist. Unattended	69.00	12.50	
10	Renz, Nr. Jefferson City	Dist. Unattended	69.00	12.50	
11	Roark, Nr. Jefferson City	Dist. Unattended	69.00	34.50	
12	St. Louis Road, Nr. Jefferson City	Dist. Unattended	69.00	12.50	
13	Scruggs Road, Nr. Jefferson City	Dist. Unattended	69.00	12.50	
14	Springfield, Nr. Gerald	Dist. Unattended	34.50	12.50	
15	Stringtown, Nr. Jefferson City	Dist. Unattended	69.00	12.50	
16	Tegler, Nr. Gerald	Dist. Unattended	138.00	34.50	
17	Zion Road, Nr. Jefferson City	Dist. Unattended	138.00	69.00	
18					
19					
20					
21	Green Hills District				
22	Adair, Adair	Dist. Unattended	161.00	69.00	
23	Brookfield, Brookfield	Dist. Unattended	69.00	34.50	
24	Brooks-4, Nr. Brookfield	Dist. Unattended	34.50	4.16	
25	Edina, Edina	Dist. Unattended	69.00	34.50	
26	Gardner, Nr. Kirksville	Dist. Unattended	69.00	34.50	
27	Harrison-14, Nr. Kirksville	Dist. Unattended	34.50	13.80	
28	Harrison-34, Nr. Kirksville	Dist. Unattended	69.00	34.50	
29	Hunt Street-4, Nr. Brookfield	Dist. Unattended	69.00	4.16	
30	Kirksville (Combustion Turbine), Kirksville	Dist.(PP) Unattended	13.80	34.50	
31	Kirksville,Kirksville	Dist. Unattended	34.50	13.80	
32	Lathrop-69, Lathrop	Dist. Unattended	161.00	69.00	
33	McCleary-34, Nr. Excelsior Springs	Dist. Unattended	69.00	34.50	
34	McCleary-12, Nr. Excelsior Springs	Dist. Unattended	69.00	12.50	
35	Maurer Lake-34, Nr. Excelsior Springs	Dist. Unattended	69.00	34.50	
36	Maurer lake-69, Nr. Excelsior Springs	Dist. Unattended	161.00	69.00	
37	NMSU-Northeast Missouri State University,				
38	Nr. Kirksville	Dist. Unattended	34.50	4.16	
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
						3
84	1					4
14	1					5
65	1					6
14	1					7
11	1					8
14	1					9
14	1					10
28	1					11
14	1					12
56	2					13
14	1					14
14	1					15
22	1					16
84	1					17
						18
						19
						20
						21
112	2					22
16	2		Capacitor	2	6	23
12	1					24
22	1					25
37	1					26
14	1		Capacitor	2	6	27
37	1					28
14	1					29
21	1					30
14	1					31
37	1					32
28	1					33
14	1					34
22	1					35
75	2					36
						37
13	1					38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	Green Hills District (Continued)				
3	Pierce-34, Nr. LaGrange	Dist. Unattended	69.00	34.50	
4	Plattsburg-34, Plattsburg	Dist. Unattended	69.00	34.50	
5	Railroad, Nr. Hamilton	Dist. Unattended	69.00	34.50	
6	Wayland, Wayland	Dist. Unattended	69.00	34.50	
7	West Mosby, Nr. Excelsior Springs	Dist. Unattended	69.00	12.50	
8	Wood Heights, Nr. Excelsior Springs	Dist. Unattended	34.50	12.50	
9					
10	Potosi District				
11	Clark, Nr. Shirley	Trans. Unattended	161.00	138.00	7.20
12		Trans. Unattended	132.00	34.50	
13					
14	Brushy Creek, Nr. Bunker	Dist. Unattended	161.00	34.50	
15	Delbridge, Nr. Potosi	Dist. Unattended	138.00	34.50	
16	Fletcher, Nr. Bunker	Dist. Unattended	69.00	34.50	
17		Dist. Unattended	161.00	34.50	
18	Graniteville, Nr. Pilot Knob	Dist. Unattended	34.50	12.47	
19	Pilot Knob-12, Pilot Knob	Dist. Unattended	34.50	12.47	
20	Pilot Knob-161, Pilot Knob	Dist. Unattended	161.00	34.50	
21	Potosi, Potosi	Dist. Unattended	34.50	12.47	
22	Viburnum, Viburnum	Dist. Unattended	161.00	34.50	
23	Wallen Creek, Nr. Delbridge	Dist. Unattended	138.00	34.50	
24					
25	Lakeside District				
26	Osage, Nr. Lakeside	Trans. Unattended	161.00	138.00	
27		Trans.(PP) Attended	13.80	132.00	
28					
29					
30	Blue Springs, Nr. Lakeside	Dist. Unattended	34.50	12.47	
31	Camden, Nr. Linn Creek	Dist. Unattended	161.00	34.50	
32	Horseshoe Bend, Nr. Lakeside	Dist. Unattended	34.50	12.47	
33	Lake Ozark, Lake Ozark	Dist. Unattended	34.50	12.47	
34	Lakeside, Lakeside	Dist. Unattended	138.00	34.50	
35	Linn Creek, Linn Creek	Dist. Unattended	34.50	12.47	
36	Osage-34, Nr. Lakeside	Dist. Unattended	138.00	34.50	
37	Osage Beach, Osage Beach	Dist. Unattended	34.50	12.50	
38	Prewitt, Nr. Lake Ozark	Dist. Unattended	34.50	12.47	
39	Tan Tar A, Nr. Osage Beach	Dist. Unattended	34.50	12.47	
40	Turkey Bend, Nr. Osage Beach	Dist. Unattended	34.50	12.47	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
14	1					3
23	1					4
28	1					5
10	2					6
14	1					7
14	1					8
						9
						10
300	1					11
27	2					12
						13
37	1					14
37	1					15
22	1					16
33	1					17
10	1					18
21	2					19
33	1					20
21	2		Capacitor	72	7	21
37	1					22
37	1					23
						24
						25
200	2					26
240	12					27
						28
						29
22	1					30
56	1					31
44	2					32
28	2					33
88	2					34
14	1					35
88	2					36
14	1					37
44	2					38
45	2					39
22	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	Little Dixie District				
3					
4					
5	Moberly (Combustion Turbine), Moberly	Trans.(PP)Unattended	13.20	69.00	
6	Montgomery, Montgomery	Trans. Unattended	352.50	164.50	
7	Overton, Overton	Trans. Unattended	345.00	161.00	13.80
8					
9					
10					
11	Au Bon Pain, Nr. Mexico	Dist. Unattended	69.00	12.50	
12	Audrain-12, Nr. Mexico	Dist. Unattended	69.00	12.50	
13	Audrain-34, Nr. Mexico	Dist. Unattended	69.00	34.50	
14	Centralia, Centralia	Dist. Unattended	69.00	34.50	
15	Highway 5, Nr. Boonville	Dist. Unattended	69.00	34.50	
16	Homer-4, Nr. Moberly	Dist. Unattended	69.00	4.16	
17	Laddonia East, Nr. Mexico	Dist. Unattended	69.00	34.50	
18	Leah, Nr. Moberly	Dist. Unattended	34.50	12.50	
19	Mexico-34, Mexico	Dist. Unattended	69.00	34.50	
20	Mexico (Combustion Turbine), Mexico	Dist.(PP) Unattended	13.20	69.00	
21	Moberly, Moberly	Dist. Unattended	161.00	69.00	
22	Montgomery-69, Montgomery	Dist. Unattended	161.00	69.00	
23	Morgan-4, Nr. Boonville	Dist. Unattended	69.00	4.16	
24	New Florence, New Florence	Dist. Unattended	69.00	34.50	
25	Overton-69, Overton	Dist. Unattended	161.00	69.00	
26	Pickering, Nr. Montgomery	Dist. Unattended	69.00	12.50	
27		Dist. Unattended	69.00	4.16	
28	Sinnock-12, Nr. Moberly	Dist. Unattended	69.00	12.50	
29	Sinnock-34, Nr. Moberly	Dist. Unattended	69.00	34.50	
30	Sparks, Nr. Moberly	Dist. Unattended	34.50	12.50	
31	Tisdale-12, Nr. Boonville	Dist. Unattended	69.00	12.50	
32	Tisdale-4, Nr. Boonville	Dist. Unattended	69.00	4.16	
33	Wellsville-34, Wellsville	Dist. Unattended	69.00	34.50	
34	Western, Nr. Mexico	Dist. Unattended	34.50	4.16	
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
						3
						4
65	1					5
560	1		Shunt Reactor	1	50	6
300	1		Shunt Reactor	3	25	7
			Shunt Reactor	3	25	8
						9
						10
14	1					11
14	1					12
15	6					13
22	1					14
12	1					15
14	1					16
22	1					17
14	1					18
37	1					19
65	1					20
150	2	1				21
71	2					22
13	1					23
22	1					24
75	2					25
14	1					26
7	1					27
12	1					28
28	1					29
14	1					30
14	1					31
14	1					32
23	1					33
13	1					34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	MISSOURI (CONTINUED)				
2	Southeast District				
3	Kelso, Nr. Kelso	Trans. Unattended	352.50	164.50	13.80
4	Lutesville, Nr. Lutesville	Trans. Unattended	345.00		
5	Stoddard, Nr. Stoddard	Trans. Unattended	345.00		
6					
7	Berntie-34, Berntie	Dist. Unattended	161.00	34.50	
8	Caruthersville (West), Caruthersville	Dist. Unattended	34.50	12.47	
9	Charleston-34, Charleston	Dist. Unattended	161.00	34.50	
10	Charleston-12, Charleston	Dist. Unattended	34.50	12.47	
11	Cape-Clark-34, Cape Girardeau	Dist. Unattended	115.00	34.50	
12	Cape-North Rural, Cape Girardeau	Dist. Unattended	34.50	12.47	
13	Cape-Plant, Cape Girardeau	Dist. Unattended	34.50	4.16	
14	Cape-Plaza, Cape Girardeau	Dist. Unattended	34.50	4.16	
15	Cape-West End, Cape Girardeau	Dist. Unattended	34.50	4.16	
16	Dexter-Three Mile Road, Dexter	Dist. Unattended	34.50	12.47	
17	East Prairie-Main, East Prairie	Dist. Unattended	34.50	4.16	
18	Glenwood, Nr. Cape Girardeau	Dist. Unattended	34.50	12.47	
19	Hayti, Hayti	Dist. Unattended	161.00	34.50	
20	LeFarth, Nr. Cape Girardeau	Dist. Unattended	34.50	12.47	
21	Midtown, Nr. Cape Girardeau	Dist. Unattended	34.50	4.16	
22	Miner-34, Miner	Dist. Unattended	161.00	34.50	
23	Miner-12, Miner	Dist. Unattended	34.50	12.47	
24	Mount Auburn, Nr. Cape Girardeau	Dist. Unattended	34.50	12.47	
25	Oran-34, Oran	Dist. Unattended	161.00	34.50	
26	Portageville City, Nr. Portageville	Dist. Unattended	34.50	12.47	
27	Portageville, Portageville	Dist. Unattended	161.00	34.50	
28	Richland-34, Richland	Dist. Unattended	161.00	34.50	
29	Steele, Steele	Dist. Unattended	34.50	12.47	
30	Viaduct (Combustion Turb.), Nr. Cape Girardeau	Dist.(PP)Unattended	13.80	34.50	
31	Viaduct-115, (UE South) Nr. Cape Girardeau	Dist. Unattended	161.00	115.00	13.80
32	Viaduct-115 (UE North) Nr. Cape Girardeau	Dist. Unattended	161.00	115.00	13.80
33	Viaduct-1, (Cape South) Nr. Cape Girardeau	Dist. Unattended	115.00	34.50	13.80
34	Viaduct-2 (Cape North) Nr. Cape Girardeau	Dist. Unattended	115.00	34.50	13.80
35	Viaduct-3, Nr. Cape Girardeau	Dist. Unattended	161.00	34.50	
36	Walnut-Dexter, Dexter	Dist. Unattended	34.50	12.47	
37	Warner, Nr. Scott City	Dist. Unattended	34.50	12.47	
38	Wedekind, Wedekind	Dist. Unattended	161.00	34.50	
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
336	1					3
			Shunt Reactor	1	50	4
						5
						6
56	1		Capacitor	30	6	7
11	1					8
56	1					9
14	1					10
56	1					11
11	1					12
14	1					13
12	2					14
13	2					15
14	1					16
10	1		Capacitor	24	5	17
21	2					18
75	2					19
45	2					20
12	2					21
56	1	1				22
14	2					23
45	2					24
56	1					25
11	2					26
20	1					27
56	1					28
21	2					29
36	1					30
83	1		Capacitor	72	14	31
83	1					32
47	1					33
56	1					34
84	1					35
28	2					36
17	1					37
140	2		Capacitor	54	16	38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2	Wentzville District				
3	Arrowhead, Nr. Wentzville	Dist. Unattended	34.50	12.47	
4	Bowling Green, Bowling Green	Dist. Unattended	34.50	12.47	
5	Buffalo-34, Nr. Buffalo	Dist. Unattended	69.00	34.50	
6	Callahan, Nr. Wentzville	Dist. Unattended	34.50	12.47	
7	Calumet-69-Clarksville, Nr. Clarksville	Dist. Unattended	161.00	69.00	
8	Calumet-34-Clarksville, Nr. Clarksville	Dist. Unattended	69.00	34.50	
9	Cool Springs, Nr. Wentzville	Dist. Unattended	34.50	12.47	
10	Fort Zumwalt, Nr. Wentzville	Dist. Unattended	138.00	34.50	
11	McClure, Nr. O'Fallon	Dist. Unattended	34.50	12.47	
12	McKinley Street, Nr. Wentzville	Dist. Unattended	34.50	12.47	
13	May Road, Nr. Wentzville	Dist. Unattended	34.50	12.47	
14	Mexico Road, Nr. St. Peters	Dist. Unattended	34.50	12.47	
15	Moscow Mills, Moscow Mills	Dist. Unattended	34.50	12.47	
16	New Melle, New Melle	Dist. Unattended	34.50	12.47	
17	O'Fallon Hills, Nr. O'Fallon	Dist. Unattended	34.50	12.47	
18	O'Fallon, O'Fallon	Dist. Unattended	138.00	34.50	
19	Pike-34, Pike	Dist. Unattended	69.00	34.50	
20	Pike-69, Pike	Dist. Unattended	161.00	69.00	
21	Point Prairie-Wentzville, Point Prairie	Dist. Unattended	161.00	34.50	
22	Sondern, Nr. Wentzville	Dist. Unattended	34.50	12.47	
23	Thirtieth Street, Nr. Louisiana	Dist. Unattended	34.50	4.16	
24	Trojan, Nr. Wentzville	Dist. Unattended	34.50	12.47	
25	Warrenton, Warrenton	Dist. Unattended	161.00	34.50	
26	Weldon Springs, Weldon Springs	Dist. Unattended	34.50	12.47	
27	West Avenue, Nr. Wright City	Dist. Unattended	34.50	12.47	
28	Winghaven, Nr. O'Fallon	Dist. Unattended	34.50	12.47	
29					
30					
31					
32					
33					
34					
35	Other				
36	Taum Sauk Plant, Nr. Hogan	Trans.(PP)Unattended	139.20	34.50	
37		Trans.(PP)Unattended	13.50	138.00	
38					
39	Marion, Nr. Hannibal	Dist. Unattended	161.00	34.50	
40		Dist. Unattended	138.00	34.50	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
22	1					3
23	2					4
30	2	1				5
14	1					6
50	1					7
10	1					8
28	2					9
224	2					10
44	2					11
28	2					12
28	2					13
45	2					14
13	1					15
14	1					16
25	2		Mobil	1	10	17
224	2					18
20	1					19
34	1					20
224	2					21
45	2					22
14	1					23
14	1					24
112	2		Capacitor	1	19	25
45	2					26
14	1					27
22	1					28
						29
						30
						31
						32
						33
						34
						35
28	1					36
460	2					37
						38
75	2		Capacitor	108	22	39
74	2					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	MISSOURI (CONTINUED)				
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15	Substations of less than 10 MVa				
16	1	Dist. Unattended	4.16	7.20	
17	4	Dist. Unattended	4.16	12.50	
18	1	Dist. Unattended	12.50	2.40	
19	1	Dist. Unattended	13.80	2.40	
20	1	Dist. Unattended	14.40	2.40	
21	5	Dist. Unattended	14.40	4.16	
22	19	Dist. Unattended	34.50	2.40	
23	73	Dist. Unattended	34.50	4.16	
24	9	Dist. Unattended	34.50	7.20	
25	47	Dist. Unattended	34.50	12.47	
26	20	Dist. Unattended	34.50	12.50	
27	13	Dist. Unattended	34.50	13.80	
28	5	Dist. Unattended	34.50	14.40	
29	1	Dist. Unattended	69.00	4.16	
30	7	Dist. Unattended	69.00	12.50	
31	1	Dist. Unattended	69.00	14.40	
32	5	Dist. Unattended	69.00	34.50	
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
1	3					16
7	12					17
5	1					18
1	3					19
4	3					20
22	7					21
27	49					22
286	146	1	Capacitor	1	7	23
5	13					24
197	73	1	Capacitor	1	6	25
65	54					26
45	36					27
20	12					28
6	1					29
42	9					30
5	1	1				31
41	7					32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	ILLINOIS				
2	Venice No. 2, Venice	Trans.(PP) Attended	138.00	69.00	
3		Trans.(PP) Attended	138.00	13.80	
4		Trans.(PP) Attended	69.00	13.80	
5		Trans.(PP) Attended	34.50	13.80	
6	Combustion Turbine	Trans.(PP)Unattended	13.20	69.00	
7					
8	Cahokia, Nr. Sauget	Trans. Unattended	352.50	138.00	13.80
9		Trans. Unattended	230.00	138.00	9.20
10	Hamilton, Hamilton	Trans. Unattended	132.00	69.00	
11	Roxford, Nr. Hartford	Trans. Unattended	352.00	141.00	13.80
12		Trans. Unattended	139.20	34.50	
13					
14	Airport, Nr. Cahokia	Dist. Unattended	34.50	4.16	
15	Beltline, Nr. Alton	Dist. Unattended	34.50	4.16	
16	Bethany, Nr. Alton	Dist. Unattended	34.50	4.16	
17	Bond, Nr. East St. Louis	Dist. Unattended	34.50	4.16	
18	Broadview, Nr. East St. Louis	Dist. Unattended	34.50	4.16	
19	Cahokia-14, Nr. Sauget	Dist. Unattended	138.00	13.80	
20	Fairview, Nr. Fairview Heights	Dist. Unattended	34.50	4.16	
21	Fosterburg, Fosterburg	Dist. Unattended	34.50	12.47	
22	French Village, French Village	Dist. Unattended	34.50	4.16	
23	Frey, Nr. Fairview Heights	Dist. Unattended	34.50	4.16	
24	Godfrey, Nr. Alton	Dist. Unattended	34.50	4.16	
25	Hartford, Hartford	Dist. Unattended	34.50	4.16	
26	Humbert, Nr. Alton	Dist. Unattended	34.50	4.16	
27	Lake Ave.-4, Nr. East St. Louis	Dist. Unattended	34.50	4.16	
28	Lansdowne, Nr. East St. Louis	Dist. Unattended	34.50	4.16	
29	Liberty, Nr. Alton	Dist. Unattended	34.50	4.16	
30	Mississippi, Nr. Alton	Dist. Unattended	138.00	34.50	
31	Mitchell, Mitchell	Dist. Unattended	34.50	4.16	
32	North Alton, Nr. Alton	Dist. Unattended	34.50	4.16	
33	Parks, Nr. Cahokia	Dist. Unattended	34.50	4.16	
34	Piasa, Nr. Piasa	Dist. Unattended	34.50	4.16	
35	Powhatan, Nr. Alton	Dist. Unattended	34.50	4.16	
36	Ridge, Nr. East St. Louis	Dist. Unattended	138.00	34.50	
37	Rodgers, Nr. Alton	Dist. Unattended	34.50	4.16	
38	Spring-4, Nr. Alton	Dist. Unattended	34.50	4.16	
39	Washington Park, Washington Park	Dist. Unattended	34.50	4.16	
40	Winstanley, Nr. East St. Louis	Dist. Unattended	34.50	4.16	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT: Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
143	1					2
240	6					3
225	8					4
172	10	9				5
40	1					6
						7
1120	2					8
252	1					9
100	1					10
560	1					11
324	3					12
						13
14	1					14
14	1					15
14	1					16
12	2					17
27	2					18
220	3		Capacitor	432	43	19
28	2					20
14	1					21
14	1					22
28	2					23
14	1					24
13	2					25
14	1					26
14	1					27
13	1					28
14	1					29
224	2		Capacitor	72	29	30
13	1					31
19	3					32
14	1					33
14	1					34
12	1					35
300	3		Capacitor	192	29	36
28	2					37
11	1					38
12	2					39
14	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	ILLINOIS (CONTINUED)				
2					
3	Substations of less than 10 MVa				
4	16	Dist. Unattended	34.50	4.16	
5					
6					
7					
8	IOWA				
9					
10	Keokuk Plant, Nr. Keokuk	Trans.(PP) Attended	69.00	13.80	
11					
12					
13					
14					
15					
16					
17					
18	SUM OF TRANSMISSION SUBSTATIONS	32			
19					
20	SUM OF DISTRIBUTION SUBSTATIONS	677			
21					
22					
23	(PP) Indicates a Power Plant Substation				
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
						2
						3
94	17					4
						5
						6
						7
						8
						9
139	5	1				10
						11
						12
						13
						14
						15
						16
						17
22134	114	13				18
						19
24372	1220	14				20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
UNION ELECTRIC COMPANY	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in (MVa) (d)
1	Number at Beginning of Year	1,244,949	306,789	17,457
2	Additions During Year			
3	Purchases	38,474	9,530	696
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	38,474	9,530	696
6	Reductions During Year			
7	Retirements	47,075	4,127	193
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	47,075	4,127	193
10	Number at End of Year (Lines 1 + 5 - 9)	1,236,348	312,192	17,960
11	In Stock	16,856	8,952	953
12	Locked Meters on Customers' Premises	12,185		
13	Inactive Transformers on System		19,470	804
14	In Customers' Use	1,207,287	283,481	16,168
15	In Company's Use	20	289	35
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	1,236,348	312,192	17,960

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Light Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole wood or steel; (2) H-frame wood, or steel poles; (3) tower; or (4) underground construction If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	DESIGNATION		VOLTAGE (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting	LENGTH (Pole miles) (In the case of underground lines report circuit miles)		Number Of
	From (a)	To (b)	Operating (c)	Designed (d)	Structure (e)	On Structure of Line Designated (f)	On Structures of Another Line (g)	Circuits (h)
1	R.S. Wallace	Spring Bay Sub	138.00	138.00	1,2,3	11.74	0.01	1
2	E.D. Edwards	Cat Mapleton	138.00	138.00	1,3	5.79	0.30	1
3	Lincoln-Kickapoo	IP Co Tap	138.00	138.00	1	5.22		1
4	Fargo	Hines	138.00	138.00	1,4	9.38		1
5	Tower "17"	Tremont Jct.		138.00	2	2.75		1
6	R.S. Wallace	Tazewell	138.00	138.00	1,3	6.65	6.62	1
7	Tazewell	Eastern	138.00	138.00	1,3	15.20		1
8	Hines Sub	Cat #2 Sub	138.00	138.00	1,2,3	3.52	6.62	2
9	E.D. Edwards	Fargo	138.00	138.00	3		20.40	2
10	R.S. Wallace	Cat E. Peoria	138.00	138.00	3		0.73	2
11	E.D. Edwards	Tazewell	138.00	345.00	3		9.00	2
12	E.D. Edwards	Tazewell	138.00	138.00	3	9.07		2
13	E.D. Edwards	Cat E. Peoria	138.00	138.00	1,3	7.82	1.65	2
14	Cat #2 Sub	Tazewell	138.00	138.00	1,2,3		10.87	2
15	Fargo	Moss Cat	138.00	138.00	3	13.23		2
16	Tazewell/Lincoln	E. Springfield	138.00	138.00	1,2,3	70.03		2
17	E.D. Edwards	CE Co Tap	138.00	138.00	1,3	1.21	0.30	2
18	E.D. Edwards	Cat Mapleton Fargo	138.00	138.00	2,3	23.19		2
19	Moss Cat	Hallock	138.00	138.00	1,3	6.89	2.20	2
20	R.S. Wallace	Keystone	138.00	138.00	3	5.23		2
21	E.D. Edwards	Keystone	138.00	138.00	1	3.27		1
22	E. Springfield	Elkhart	138.00	138.00	2	14.63		1
23	Spring Bay Sub	IP Structure "82"	138.00	138.00	2,3	0.22		1
24	Hallock	Richland	138.00	138.00	3	9.97		1
25	Kickapoo	McGrath/Limit	138.00	138.00	1	3.12		1
26	Limit Sub	Casimir Sub	34.50	138.00	1	4.27		1
27	Tazewell	Tower "5"	345.00	345.00	3		0.64	1
28	Tazewell	Tower "5"	345.00	345.00	3	0.64		1
29	Duck Creek	Tazewell	345.00	345.00	1,3,4	34.58		2
30	Duck Creek	Ipava	345.00	345.00	2	11.74		1
31	Lincoln	Heyworth	34.50	138.00	1	7.97		1
32								
33								
34								
35								
36					TOTAL	287.33	59.34	45

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Light Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report Lower voltage Lines and higher voltage lines as one line. Designate in a footnote if you do not include Lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g)

8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of Lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the Line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.

9. Designate any transmission line leased to another company and give name of Lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.

10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material (i)	COST OF LINE (Include in Column (j) Land, Land rights, and clearing right-of-way) Land (j)	Construction and Other Costs (k)	Total Cost (l)	EXPENSES, EXCEPT DEPRECIATION AND TAXES Operation Expenses (m)	Maintenance Expenses (n)	Rents (o)	Total Expenses (p)	Line No.
636 ACSR								1
927.2 ACAR								2
477 ACSR								3
927.2 ACAR								4
477 ACSR								5
VARIOUS								6
927.2 ACAR								7
VARIOUS								8
27.2 ACAR								9
27.2 ACAR								10
954 ACSR								11
VARIOUS								12
VARIOUS								13
VARIOUS								14
927.2 ACAR								15
VARIOUS								16
VARIOUS								17
927.2 ACAR								18
927.2 ACAR								19
927.2 ACAR								20
2-927.2 ACAR								21
477 ACSR								22
636 ACSR								23
VARIOUS								24
VARIOUS								25
2-266 ACSR								26
1277 ACAR								27
1277 ACAR								28
954 ACSR								29
954 ACSR								30
2-266.8 ACSR								31
								32
								33
								34
	2,533,477	44,530,502	47,063,979	86,151	254,529		340,680	35
	2,533,477	44,530,502	47,063,979	86,151	254,529		340,680	36

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Light Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Cincinnati - S/Pekin		69.00	69.00	
2	Duck Creek - E/Canton	Attended Trans.	345.00	23.00	
3	Duck Creek - E/Canton	Attended Trans.	345.00	6.90	
4	Eastern - Washington	Unattended Trans.	138.00	69.00	
5	Elba - W/Brimfield	Unattended Trans.	69.00	69.00	
6	E.D. Edwards - S/Bartonville	Attended Trans.	69.00	16.00	
7	E.D. Edwards - S/Bartonville	Attended Trans.	69.00	19.40	
8	E.D. Edwards - S/Bartonville	Attended Trans.	69.00	4.16	
9	E.D. Edwards - S/Bartonville	Attended Trans.	138.00	21.40	
10	E.D. Edwards - S/Bartonville	Attended Trans.	69.00	4.16	
11	E.D. Edwards - S/Bartonville	Attended Trans.	138.00	69.00	
12	Fargo - W/Peoria	Unattended Trans.	138.00	69.00	
13	Hallock - W/Chillicothe	Unattended Trans.	138.00	69.00	
14	Hawthorne - W/Washington	Unattended Trans.	69.00	69.00	
15	Hines - Peoria Heights	Unattended Trans.	138.00	69.00	
16	Marshall - N/Henry	Unattended Trans.	69.00	69.00	
17	Monica - W/Princeville	Unattended Trans.	69.00	69.00	
18	R.S. Wallace - East Peoria	Unattended Trans.	138.00	69.00	
19	R.S. Wallace - East Peoria	Unattended Trans.	138.00	69.00	
20	Tazewell - Groveland	Unattended Trans.	345.00	138.00	
21	Tazewell - Groveland	Unattended Trans.	138.00	69.00	
22	East Springfield - Springfield	Unattended Trans.	138.00	34.50	
23	Kickapoo - Lincoln	Unattended Trans.	138.00	34.50	
24	Mason - W/San Jose	Unattended Trans.	138.00	34.50	
25	Muncie - Muncie	Unattended Trans.	69.00	69.00	
26	Glover - N/St. Joseph	Unattended Trans.	69.00	69.00	
27	Adams - Peoria	Unattended Distr.	69.00	13.20	
28	Allen - Peoria	Unattended Distr.	69.00	13.20	
29	Bartonville - Bartonville	Unattended Distr.	69.00	13.20	
30	Beverly Manor - Washington	Unattended Distr.	69.00	13.20	
31	Bradley - Peoria	Unattended Distr.	69.00	13.20	
32	Bush - Morton	Unattended Distr.	69.00	12.50	
33	Chester - Peoria	Unattended Distr.	69.00	13.20	
34	Corrington - Peoria	Unattended Distr.	69.00	13.20	
35	Court - Pekin	Unattended Distr.	69.00	13.20	
36	Cruger - W/Eureka	Unattended Distr.	69.00	13.20	
37	East Peoria - East Peoria	Unattended Distr.	69.00	13.20	
38	Elm Grove - Pekin	Unattended Distr.	69.00	13.20	
39	Eureka - Eureka	Unattended Distr.	69.00	13.20	
40	Farmdale - East Peoria	Unattended Distr.	69.00	13.20	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Light Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (i), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
						1
460	1					2
80	1					3
100	1					4
						5
145	1					6
300	1					7
16	1					8
385	1					9
38	1					10
150	1					11
100	1					12
100	1					13
						14
200	2					15
						16
						17
150	1					18
160	2					19
1000	2					20
150	1					21
120	2					22
60	3					23
10	1					24
						25
						26
25	1					27
25	2					28
40	2					29
20	1					30
20	1					31
43	2					32
20	1					33
13	1					34
20	1					35
13	1					36
50	2					37
25	2					38
13	1					39
20	1					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Light Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa) Primary (c)	Secondary (d)	Tertiary (e)
1	Fisher - Peoria	Unattended Distr.	69.00	13.20	
2	Fondulac - East Peoria	Unattended Distr.	69.00	13.20	
3	Glendale - Peoria	Unattended Distr.	69.00	13.20	
4	Grandview - Peoria	Unattended Distr.	69.00	13.20	
5	Groveland - East Peoria	Unattended Distr.	69.00	13.20	
6	Hallock - W/Chillicothe	Unattended Distr.	69.00	13.20	
7	Harmon - Peoria	Unattended Distr.	69.00	13.20	
8	Hauk - Peoria	Unattended Distr.	69.00	13.20	
9	Henry - Henry	Unattended Distr.	69.00	12.50	
10	Hines - Peoria Heights	Unattended Distr.	138.00	13.20	
11	Jefferson - Washington	Unattended Distr.	69.00	13.20	
12	Junction - Peoria	Unattended Distr.	69.00	13.20	
13	Kice - W/Washington	Unattended Distr.	69.00	13.20	
14	Koch - Pekin	Unattended Distr.	69.00	13.20	
15	Lake - Peoria	Unattended Distr.	69.00	13.20	
16	Linberg - W/Farmington	Unattended Distr.	69.00	13.20	
17	Logan - W/Bellevue	Unattended Distr.	69.00	13.20	
18	Metamora - Metamora	Unattended Distr.	69.00	13.20	
19	Meyer - Peoria	Unattended Distr.	69.00	13.20	
20	Nebraska - Peoria	Unattended Distr.	69.00	13.20	
21	New York - Peoria	Unattended Distr.	69.00	13.20	
22	Northmoor - Peoria	Unattended Distr.	69.00	13.20	
23	Northwest - Peoria	Unattended Distr.	69.00	13.20	
24	Osage - Pekin	Unattended Distr.	69.00	13.20	
25	Ozark - Bartonville	Unattended Distr.	69.00	13.20	
26	Park - Pekin	Unattended Distr.	69.00	13.20	
27	Pioneer - Peoria	Unattended Distr.	138.00	13.20	
28	Radnor - Peoria	Unattended Distr.	138.00	13.20	
29	Sheridan - Pekin	Unattended Distr.	69.00	13.20	
30	Southwood - Morton	Unattended Distr.	69.00	13.20	
31	Spring Bay - Spring Bay	Unattended Distr.	138.00	13.20	
32	Tremont - Tremont	Unattended Distr.	69.00	12.50	
33	University - Peoria	Unattended Distr.	69.00	13.20	
34	Walnut - Peoria	Unattended Distr.	13.20	4.16	
35	Wheeler - Mapleton	Unattended Distr.	69.00	13.20	
36	Bement - Bement	Unattended Distr.	34.50	12.50	
37	Bissell - Springfield	Unattended Distr.	34.50	12.50	
38	Fairmount - W/Fairmount	Unattended Distr.	69.00	12.50	
39	Hammond - Hammond	Unattended Distr.	34.50	13.20	
40	Kickapoo - Lincoln	Unattended Distr.	138.00	12.50	

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Light Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (i), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.

6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
75	3					1
20	1					2
50	2					3
40	2					4
26	2					5
20	1					6
25	1					7
25	1					8
13	1					9
25	1					10
20	1					11
19	2					12
13	1					13
20	1					14
20	1					15
13	1					16
13	1					17
13	1					18
25	1					19
25	2					20
25	1					21
20	1					22
40	2					23
20	1					24
20	1					25
20	1					26
50	2					27
40	1					28
25	1					29
25	1					30
10	1					31
10	1					32
20	1					33
12	2					34
20	1					35
10	1					36
13	1					37
25	2					38
10	1					39
50	4					40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Light Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of Less than 10 MVa except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation (a)	Character of Substation (b)	VOLTAGE (In MVa)		
			Primary (c)	Secondary (d)	Tertiary (e)
1	Limit - SE/Lincoln	Unattended Distr.	138.00	12.50	
2	Mansfield - Springfield	Unattended Distr.	34.50	12.50	
3	McGrath - N/Lincoln	Unattended Distr.	138.00	12.50	
4	Mt. Pulaski - Lincoln	Unattended Distr.	34.50	12.50	
5	Ridge - Springfield	Unattended Distr.	34.50	12.50	
6	Riverton - Riverton	Unattended Distr.	34.50	12.50	
7	Rochester - N/Rochester	Unattended Distr.	34.50	12.50	
8	St. Joseph - St. Joseph	Unattended Distr.	69.00	12.50	
9	Sand Prairie - Green Valley	Unattended Distr	69.00	13.20	
10	Casimir - Springfield	Unattended Distr	34.50	34.50	
11	Heyworth - Heyworth	Unattended Distr	69.00	12.50	
12	Tazewell - Groveland	Unattended Distr	69.00	13.20	
13	Substations less than 10,000 MVA -				
14	43 Substations	Unattended Distr.			
15					
16					
17	Summary:				
18	2 Substations	Attended Trans.			
19	16 Substations	Unattended Trans.			
20	65 Substations (10 MVA & Over)	Unattended Distr.			
21	43 Substations (Under 10 MVA)	Unattended Distr.			
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Light Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (I), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa) (f)	Number of Transformers In Service (g)	Number of Spare Transformers (h)	CONVERSION APPARATUS AND SPECIAL EQUIPMENT Type of Equipment (i)	Number of Units (j)	Total Capacity (In MVa) (k)	Line No.
25	1					1
26	2					2
13	1					3
11	1					4
13	1					5
13	1					6
13	1					7
13	1					8
22	1					9
						10
13	1					11
33	1					12
						13
259	45					14
						15
						16
						17
1574	8					18
2150	17					19
1507	85					20
259	45					21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Central Illinois Light Company	(1) [X] An Original (2) [ ] A Resubmission	12/31/2001	Dec. 31, 2001

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total capacity (in MVa) (d)
1	Number at Beginning of Year	211,460	68,028	3,515
2	Additions During Year			
3	Purchases	5,962	1,643	94
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of lines 3 and 4)	5,962	1,643	94
6	Reductions During Year			
7	Retirements	5,259	786	31
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of lines 7 and 8)	5,259	786	31
10	Number at End of Year (Lines 1 + 5 - 9)	212,163	68,885	3,578
11	In Stock	6,474	2,668	449
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System			
14	In Customers' Use			
15	In Company's Use	205,689	66,217	3,129
16	TOTAL End of Year (Total 11 to 15. This should equal line 10)	212,163	68,885	3,578

EXHIBIT H

JURISDICTIONAL FACILITIES AND SECURITIES ASSOCIATED WITH OR AFFECTED BY THE TRANSFERS, CONSIDERATION FOR THE TRANSFERS, AND EFFECT OF THE TRANSFERS ON JURISDICTIONAL FACILITIES AND SECURITIES

See Exhibit G for a description of the jurisdictional facilities that will be affected by the Transaction.

The consideration for the Transaction is described in the purchase agreements submitted with Exhibit I to this Application.

The Applicants request waiver of the requirement to provide information regarding the effect of the Transaction on securities issued or to be issued by the Applicants or their affiliates in connection with the Transaction. Under Section 318 of the Federal Power Act, the Securities and Exchange Commission has jurisdiction over such matters pursuant to Sections 6, 9, and 10 of the 1935 Act. Applicants will file an Application-Declaration on Form U-1 with the SEC seeking authority and approval for the securities transactions that are incident to the Transaction.

EXHIBIT I

DESCRIPTION OF TRANSFERS

On April 28, 2002, Ameren Corp. and AES executed two purchase and sale agreements entitled, respectively, the "Stock Purchase Agreement By And Between The AES Corporation And Ameren Corporation" ("Stock Purchase Agreement") and the "Membership Interest Purchase Agreement By And Between The AES Corporation And Ameren Corporation" ("Membership Interest Agreement") (the Stock Purchase Agreement and the Membership Interest Agreement are collectively referred to as the "Agreements"). Copies of those Agreements are attached to this Exhibit I. Under the terms of the Stock Purchase Agreement, Ameren will acquire from AES all of the issued and outstanding shares of common stock of CILCORP, the parent company of CILCO. Under the terms of the Membership Interest Agreement, Ameren will acquire from AES all of the issued and outstanding units of the membership interest in AES Medina Valley Cogen (No. 4), L.L.C., which is the parent company of Medina Valley Cogen (No. 2), L.L.C. and which, in turn, is the parent company of AES Medina Valley Cogen, L.L.C. AES Medina Valley Cogen (No. 4), L.L.C. is also the parent company of AES Medina Valley Operations, L.L.C. After the Transaction closes, all of these entities will continue to exist as separate companies.

For CILCORP, Ameren Corp. will pay in cash an amount equal to $1,340,000,000 less the amount of CILCORP consolidated indebtedness outstanding at the closing time (CILCORP indebtedness at December 31, 2001 was about $820 million), as adjusted to account for changes in working capital and capital expenditures. For Medina, Ameren Corp. will pay in cash an amount equal to $60,000,000 less the amount of Medina consolidated indebtedness outstanding at the closing time (Medina indebtedness at December 31, 2001 was about $37 million). Certain

existing Medina indebtedness may be repaid by AES prior to closing in which case such debt would not offset Ameren Corp.'s cash purchase price. The purchase price for Medina is also subject to a working capital adjustment.

EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and between

THE AES CORPORATION

and

AMEREN CORPORATION

Dated as of April 28, 2002

TABLE OF CONTENTS

INDEX OF DEFINED TERMS

Term	Page

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of April 28, 2002 (this "Agreement"), is entered into by and between The AES Corporation, a Delaware corporation (the "Seller"), and Ameren Corporation, a Missouri corporation (the "Purchaser").

W I T N E S S E T H:

WHEREAS, the Seller owns all of the issued and outstanding shares (the "Shares") of common stock, without par value (the "Common Stock"), of CILCORP Inc. (the "Company"), an Illinois corporation and the parent company of Central Illinois Light Company, an Illinois corporation ("CILCO"); and

WHEREAS, each of the Boards of Directors of the Purchaser and the Seller has approved the acquisition of the Company by the Purchaser, which acquisition is to be effected by the purchase of all the Shares by the Purchaser upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

Section 1.1 Sale and Transfer of Shares. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Seller agrees to sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser agrees to purchase and accept from the Seller, all of the Seller's rights, title and interest in and to the Shares. Subject to the terms and conditions of this Agreement, the Purchaser agrees to deliver to the Seller, and the Seller agrees to accept, the Purchase Price (as defined below), in cash, without deduction or setoff of any kind (other than any transfer Taxes described in Section 6.7(m)), which delivery will be made by wire transfer in immediately available funds to the bank account or accounts designated by the Seller, in writing, prior to the Closing.

Section 1.2 The Purchase Price.

(a) Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Purchaser of the Shares, the Purchaser shall pay to the Seller in cash the sum of (v) $1,340,000,000 (the "Transaction Price"); (w) less an amount equal to Assumed Obligations (as defined below); (x) increased by the amount, if any, by which Working Capital (as defined

below) as of the Closing Date exceeds the Base Working Capital (as defined below), (y) decreased by the amount, if any, by which Working Capital as of the Closing Date is less than the Base Working Capital, and (z) increased by the amount of the CapEx Adjustment Amount (as defined in Section 5.1(e)) under Section 5.1(e)(i) of this Agreement or decreased by the amount of the CapEx Adjustment Amount under Section 5.1(e)(ii) of this Agreement (the net of such amounts (v) through (z) being, the "Purchase Price"). An example of the Purchase Price calculation is set forth in Section 1.2(a) of the Seller Disclosure Schedule (as defined below).

(b) The term "Assumed Obligations" as used herein shall mean amounts required to be included on the consolidated balance sheets of the Company in accordance with GAAP (as defined in Section 3.4) as of the Closing Date for long-term indebtedness (including current portion), short-term indebtedness, capital lease obligations, preferred stock of subsidiaries and any other obligation for borrowed money. Assumed Obligations shall be determined on a basis consistent with past practice and consistent with the items outstanding as of December 31, 2001 set forth on Section 1.2(a) of the Seller Disclosure Schedule but including any other outstanding obligation meeting the definition of the preceding sentence at the applicable date set forth herein.

(c) The term "Working Capital" as used herein shall mean current assets less current liabilities (not counting in current liabilities any short-term indebtedness or current maturity of long-term debt included in Assumed Obligations) of the Company as of the applicable date set forth herein determined in accordance with GAAP on a basis consistent with past practice and consistent with the calculation on Section 1.2(a) of the Seller Disclosure Schedule, provided, however, that for the purposes of this definition, current liabilities as of any date shall not include any Income Taxes payable, and current assets shall not include receivables from any Income Tax assets. "Income Taxes" shall mean any federal, state, local, or foreign Tax (as defined below) determined by reference to net income, net worth, or any Tax imposed in lieu of such a Tax. All intercompany (between the Company and its Subsidiaries on one hand, and the Seller and its Subsidiaries, other than the Company and its Subsidiaries, on the other hand) payables and all intercompany receivables shall be paid down to zero prior to the date the Estimated Purchase Price is calculated and shall be zero as of the Closing Date.

(d) The term "Base Working Capital" as used herein means the amount shown on Section 1.2(a) of the Seller Disclosure Schedule. The Working Capital as of the Closing Date shall be calculated in the same manner as the Working Capital was calculated as set out on Section 1.2(a) of the Seller Disclosure Schedule.

(e) At the Closing, the Purchaser shall pay to the Seller a cash amount (the "Estimated Purchase Price") consisting of the sum of (i) the Transaction Price, (ii) less the estimated Assumed Obligations, (iii) increased by the amount, if any, by which the estimated Working Capital exceeds the Base Working Capital, (iv) decreased by the amount, if any, by which estimated Working Capital is less than the Base Working Capital and (v) increased or decreased by the CapEx Adjustment Amount, all determined in good faith by the Seller on the basis hereinabove set forth using the unaudited consolidated balance sheets of the Company as of

the last day of the month which precedes the month of the Closing Date by no more than 45 days. The Seller shall provide to the Purchaser a written calculation in reasonable detail of the Estimated Purchase Price on or prior to the fifth business day preceding the Closing Date.

(f) As promptly as practical, but in no event more than sixty (60) days after the Closing, the Purchaser shall cause the Company to prepare and deliver to the Seller and the Purchaser a draft of a statement prepared in good faith setting forth the relevant calculations resulting in the final Purchase Price (the "Proposed Final Purchase Price Statement") which shall show, as of the Closing Date, the actual Assumed Obligations and variance, if any, from the Base Working Capital. During the thirty (30) day period following the delivery by the Company of the Proposed Final Purchase Price Statement, the Seller and its auditors may review such statement and the working papers of the Company's auditors relating to the Proposed Final Purchase Price Statement and shall have such access to the Purchaser's and the Company's personnel as may be reasonably necessary to permit the Seller and its auditors to review in detail the manner in which the Proposed Final Purchase Price Statement was prepared. The Purchaser shall and shall cause the Company, as well as their advisors, to cooperate with the Seller and the Seller's auditors in facilitating such review. Upon completion of such review, the Seller shall give any comments or objections it has with respect to the Proposed Final Purchase Price Statement to the Purchaser and the Company in writing within such thirty (30) day period (the "Objection Letter"). The Purchaser and the Seller shall attempt in good faith to resolve any differences and issues as set forth in the Objection Letter. If no Objection Letter is delivered or the matters set forth in the Objection Letter are so resolved, then the Proposed Final Purchase Price Statement, as adjusted for any changes as are agreed upon by the Seller and the Purchaser, shall be final and binding upon the Seller and the Purchaser and shall constitute the final Purchase Price (the "Final Purchase Price"). If the matters raised by the Seller in the Objection Letter cannot be resolved between the Purchaser and the Seller within ten (10) days of the date of the Objection Letter, the question or questions in dispute shall then be promptly submitted to any "big five" accounting firm mutually agreeable to the Seller and the Purchaser (other than the Seller's auditors, the Purchaser's auditors and Arthur Andersen LLP), or if such accounting firm cannot or refuses to serve in such capacity, a mutually acceptable firm of independent public accountants of recognized standing, the decision of which as to such question or questions in dispute shall be final and binding upon the Seller and the Purchaser and the determination of the purchase price pursuant thereto shall be considered to be the Final Purchase Price. The accounting firm shall be instructed to resolve solely the question or questions in dispute within twenty (20) days of submission.

(g) In the event the Final Purchase Price is greater than the Estimated Purchase Price paid at the Closing by the Purchaser, then the Purchaser shall promptly (within five (5) business days of the determination of the Final Purchase Price) pay to the Seller an amount equal to the difference between the Final Purchase Price and the Estimated Purchase Price. In the event the Final Purchase Price is less than the Estimated Purchase Price paid at the Closing by the Purchaser, then the Seller shall promptly (within five (5) business days of the determination of the Final Purchase Price) pay to the Purchaser an amount equal to the difference between the Estimated Purchase Price and the Final Purchase Price.

(h) The fees of the Company's auditors incurred in connection with the preparation of the Proposed Final Purchase Price Statement shall be borne by the Purchaser, and the fees of the Seller's auditors incurred in connection with their review of the Proposed Final Purchase Price Statement shall be borne by the Seller. The fees of any independent accounting firm appointed pursuant to this Section shall be borne equally by the Seller and the Purchaser.

Section 1.3 Additional Purchase Price Adjustment. In the event the Closing occurs after the Trigger Date (as defined below), then the Purchase Price shall be increased by $33,699 per day from the Trigger Date through the Closing Date; provided, however, no amount shall be due and payable under this Section 1.3 with respect to any day that is more than 365 days following the Trigger Date or if this Agreement is terminated under Section 8.1 hereof. For purposes of this Agreement, the "Trigger Date" shall be the later of (i) December 31, 2002, (ii) the date on which Seller is capable (without further action by any third party) of completing performance in all material respects of its agreements and covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Closing and (iii) the date which is ninety (90) days following the date on which the Illinois Commerce Commission ("ICC") grants its approval of the transaction contemplated by this Agreement.

ARTICLE II
THE CLOSING

Section 2.1 Closing. The consummation of the sale and transfer of the Shares by the Seller to the Purchaser (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1440 New York Avenue, NW, Washington, DC 20005 at 10:00 a.m., local time, on the second business day immediately following the date on which the last of the conditions set forth in Article VII hereof is fulfilled or waived (except for those conditions which by their nature can only be fulfilled at the Closing), or at such other time, date and place as the Seller and the Purchaser shall mutually agree (the "Closing Date").

Section 2.2 Deliveries by the Seller. At the Closing, the Seller shall deliver to the Purchaser:

(a) A certificate or certificates representing the Shares, duly and validly endorsed in favor of the Purchaser or accompanied by a separate stock power duly and validly executed by the Seller and otherwise sufficient to vest in the Purchaser good title to the Shares;

(b) The resignations of the members of the Board of Directors of the Company and each Company Subsidiary (as hereinafter defined);

(c) The stock books, stock ledgers, minute books, corporate seal or their functional equivalent of the Company and each Company Subsidiary; provided, that any of the foregoing items shall be deemed to have been delivered pursuant to this Section 2.2(c) if such item has been delivered to, or is otherwise located at, the offices of the Company;

(d) A certificate of the Seller's non-foreign status for purposes of Section 1445 of the Internal Revenue Code of 1986, as amended (the "Code"); and

(e) Any other documents, instruments and writings required to be delivered by the Seller to the Purchaser pursuant to this Agreement.

Section 2.3 Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the Seller:

(a) The Estimated Purchase Price, in cash, which will be made by wire transfer in immediately available funds to the bank account or accounts designated by the Seller, in writing, prior to the Closing; and

(b) Any other documents, instruments and writings required to be delivered by the Purchaser to the Seller pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser that except as set forth in the reports, schedules, registration statements and definitive proxy statements and all amendments thereto filed publicly not earlier than January 1, 2001 and not later than the close of business on the day prior to the date of this Agreement with the SEC by the Company or any Company Subsidiary (or their predecessors) pursuant to the requirements of the Securities Act or the Exchange Act (each as defined in Section 3.4) (as such documents have since the time of their filing been amended publicly not earlier than January 1, 2001 and not later than the close of business on the day prior to the date of this Agreement, the "Company SEC Reports") or as set forth in the schedule delivered by the Seller on the date hereof (the "Seller Disclosure Schedule"):

Section 3.1 Organization and Qualification. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company and each Company Subsidiary (as defined in Section 3.2) is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary other than in such jurisdictions where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect (as defined below). As used in this Agreement, the term "Company Material Adverse Effect" shall mean any material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that the term "Company Material Adverse Effect" shall not include effects that result from or are consequences of (i) any such effect resulting from any change in law, rule, or regulation of any

Governmental Authority (as defined in Section 3.3(c)) that applies generally to similarly situated Persons (as defined in Section 3.10(a)(ii)), (ii) changes or developments in international, national, regional, state or local wholesale or retail markets for electric power or fuel or related products, including those due to actions by competitors, (iii) changes or developments in national, regional, state or local electric transmission or distribution systems, (iv) changes or developments in financial or securities markets or the economy in general or effects of weather or meteorological events, (v) events or changes that are consequences of terrorist activity, acts of war or acts of public enemies (other than any such event or consequence affecting only the Company or a Company Subsidiary) or (vi) the negotiation, announcement, execution, delivery, consummation or anticipation of the transactions contemplated by, or in compliance with, this Agreement. As used in this Agreement, the term "knowledge" (i) when referring to the knowledge of the Seller shall mean the actual knowledge of an executive officer of the Seller, and (ii) when referring to the knowledge of the Company or CILCO shall mean the actual knowledge after reasonable due inquiry of an executive officer of the Company or CILCO, as the case may be.

Section 3.2 Subsidiaries; Capitalization.

(a) Section 3.2 of the Seller Disclosure Schedule sets forth a complete list, as of the date hereof, of all of the Company Subsidiaries and their respective jurisdictions of incorporation or organization. All of the issued and outstanding shares of capital stock of each Company Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable, and are owned, directly or indirectly, by the Company free and clear of any liens, claims, security interests and other encumbrances of any nature whatsoever ("Encumbrances"). As used in this Agreement, the term "Subsidiary" of a Person shall mean any corporation or other entity (including partnerships and other business associations and joint ventures) of which at least a majority of the voting power represented by the outstanding capital stock or other voting securities or interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or entity (or, if there are no such voting interests, 50% or more of the equity interests in such corporation or entity) shall at the time be held, directly or indirectly, by such Person. The term "Company Subsidiary" shall mean a Subsidiary of the Company. The Company is an exempt "public utility holding company" (as defined in the Public Utility Holding Company Act of 1935, as amended ("PUHCA")). CILCO is a public utility company within the meaning of Section 2(a)(5) of PUHCA. With the exception of the Company and CILCO, no Company Subsidiary is a "holding company" or a "public utility company" within the meaning of Sections 2(a)(7) and 2(a)(5) of PUHCA, respectively.

(b) The authorized capital stock of the Company consists of 10,000 shares of Common Stock, of which 1,000 Shares are issued and outstanding. As of the date hereof, all Shares have been duly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights, and are owned, directly or indirectly, by the Seller free and clear of any Encumbrances, except for any Encumbrances created by this Agreement, and there are no options, warrants, calls, rights, commitments or agreements of any character to which the Seller

is a party or by which it is bound obligating the Seller to issue, deliver or sell, pledge, grant a security interest or encumber or cause to be issued, delivered or sold, pledged or encumbered or a security interest to be granted on, any shares of capital stock of the Company or obligating the Seller to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(c) The authorized capital stock of CILCO consists as of the date hereof of 20,000,000 shares of common stock, no par value; 1,500,000 shares of preferred stock, par value $100 per share ("CILCO Preferred Stock"), consisting of 111,264 shares of 4.50 percent Series CILCO Preferred Stock ("4.50% Series Preferred"), 79,940 shares of 4.64 percent Series CILCO Preferred Stock ("4.64% Series Preferred"), and 1,308,796 shares of Undesignated Series CILCO Preferred Stock ("Undesignated Series Preferred"); 3,500,000 shares of Class A preferred stock, no par value ("CILCO Class A Preferred Stock"), consisting of 220,000 shares of 5.85 percent Series CILCO Class A Preferred Stock ("5.85% Series Class A Preferred"), 250,000 shares of Flexible Auction Rate Series CILCO Class A Preferred Stock ("Flexible Auction Rate Series Class A Preferred"), and 3,030,000 shares of Undesignated Series CILCO Class A Preferred Stock ("Undesignated Series Class A Preferred"); and 2,000,000 shares of Undesignated Series CILCO Preference Stock, no par value ("CILCO Preference Stock"). With respect to the capital stock of CILCO, (i) 13,563,871 shares of CILCO Common Stock are issued and outstanding, all of which are owned by the Company free and clear of any Encumbrances and (ii) 111,264 shares of 4.50% Series Preferred, 79,940 shares of 4.64% Series Preferred, no shares of Undesignated Series Preferred, 220,000 shares of 5.85% Class A Series Preferred, no shares of Flexible Auction Rate Series Class A Preferred, no shares of Undesignated Series Class A Preferred and no shares of CILCO Preference Stock are issued and outstanding. All of the issued and outstanding shares of CILCO capital stock are validly issued, fully paid, nonassessable and free of preemptive rights. There are no options, warrants, calls, rights, commitments or agreements of any character to which the Company or any Company Subsidiary is a party or by which it is bound obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any Company Subsidiary or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

Section 3.3 Authority; Non-Contravention; Statutory Approvals; Compliance.

(a) Authority. The Seller has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the applicable Seller Required Statutory Approvals (as defined in Section 3.3(c)), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Seller. No vote of, or consent by, the holders of any class or series of stock issued by the Seller is necessary to authorize the execution and delivery by the Seller of this Agreement or the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery hereof by the Purchaser, constitutes the valid and binding obligation of

the Seller enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(b) Non-Contravention. The execution and delivery of this Agreement by the Seller does not, and the consummation of the transactions contemplated hereby will not, violate or result in a breach of any provision of, constitute a default (with or without notice or lapse of time or both) under, result in the termination or modification of, accelerate the performance required by, result in a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any Company Subsidiary (any such violation, breach, default, right of termination, modification, cancellation or acceleration, loss or creation, is referred to herein as a "Violation" with respect to the Seller and the Company and such term when used in Article IV has a correlative meaning with respect to the Purchaser) pursuant to any provisions of (i) the articles of incorporation, by-laws or similar governing documents of the Seller, the Company or any Company Subsidiary, (ii) subject to obtaining the Seller Required Statutory Approvals, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority (as defined in Section 3.3(c)) applicable to the Seller, the Company or any Company Subsidiary or any of their respective properties or assets, or (iii) subject to obtaining the third-party consents set forth in Section 3.3(b)(iii) of the Seller Disclosure Schedule (the "Seller Required Consents"), any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Seller, the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) or (iii) for any such Violation which would not have a Company Material Adverse Effect or prevent, materially delay or materially impair the Seller's ability to consummate the transactions contemplated by this Agreement.

(c) Statutory Approvals. Except for (i) the filings by the Seller, the Company and/or the Purchaser, as applicable, required under the HSR Act (as defined in Section 6.2(a)), (ii) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) any filings with or approvals from (v) the Federal Energy Regulatory Commission (the "FERC"), (w) the Securities and Exchange Commission (the "SEC") under PUHCA, (x) the ICC, (y) the Federal Communications Commission (the "FCC"), and (z) the other Governmental Authorities set forth on Section 3.3(c) of the Seller Disclosure Schedule (the filings and approvals referred to in clauses (i) through (iii) collectively referred to as the "Seller Required Statutory Approvals"), no declaration, filing or registration with, or notice to or authorization, consent or approval of, any court, federal, state, local or foreign governmental or regulatory body (including a national securities exchange or other self-regulatory body) or authority (each, a "Governmental Authority") is necessary for the execution and delivery of this Agreement by the Seller or the consummation by the Seller of the transactions contemplated hereby, except those which the failure to obtain would not result in a Company Material Adverse Effect or would not prevent, materially delay or materially impair the Seller's ability to consummate the transactions contemplated by this Agreement (it being

understood that references in this Agreement to "obtaining" such Seller Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

(d) Compliance. To the knowledge of the Seller or the Company, neither the Company nor any Company Subsidiary is in violation of, is under investigation with respect to any violation of, or has been given notice of or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority, except for possible violations which would not have a Company Material Adverse Effect or would not prevent, materially delay or materially impair the ability of the Seller to consummate the transactions contemplated by this Agreement. To the knowledge of the Seller and the Company, the Company and each Company Subsidiary have all material permits, licenses, franchises and other governmental authorizations, consents and approvals (collectively, "Permits") necessary to conduct their businesses as presently conducted except those that the absence of which would not have a Company Material Adverse Effect or would not prevent, materially delay or materially impair the ability of the Seller to consummate the transactions contemplated by this Agreement. Except as would not have a Company Material Adverse Effect, (i) each Permit is in full force and effect in accordance with its terms, (ii) there is no outstanding written notice, or to the knowledge of the Seller or the Company, any other notice of revocation, and there are no proceedings pending or, to the knowledge of the Seller or the Company, threatened that seek the revocation, cancellation or termination of any Permit. Neither the Company nor any Company Subsidiary is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default by the Company or any Company Subsidiary under, (i) their respective articles of incorporation or by-laws or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which it is a party or by which it is bound or to which any of its property is subject, except in the case of clause (ii) for possible violations, breaches or defaults which would not have a Company Material Adverse Effect or would not prevent, materially delay or materially impair the ability of the Seller to consummate the transactions contemplated by this Agreement.

Section 3.4 Company SEC Reports; Financial Statements. The filings required to be made by the Company and the Company Subsidiaries under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PUHCA, the Federal Power Act and applicable state municipal, local and other laws, including franchise and public utility laws and regulations, have been filed with the SEC, the FERC, the ICC or any other applicable Governmental Authority, as the case may be, and complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statutes and the rules and regulations thereunder. As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated

financial statements and unaudited interim financial statements of the Company and CILCO included in the Company SEC Reports (collectively, the "Company Financial Statements") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the period involved (except as may be stated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and the Company Subsidiaries as of the time and for the period referred to therein, subject, in the case of unaudited interim financial statements, to normal, recurring audit adjustments.

Section 3.5 Absence of Certain Changes or Events; Absence of Undisclosed Liabilities.

(a) Since December 31, 2001 through the date hereof, the Company and each of the Company Subsidiaries has conducted its businesses only in the ordinary course of business consistent with past practice and there has not been any development or combination of developments affecting the Company or any Company Subsidiary, of which the Seller or the Company has knowledge, that would have a Company Material Adverse Effect.

(b) Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except those which (i) are accrued or reserved against in the most recent audited financial statements or reflected in the notes thereto, (ii) were incurred in the ordinary course of business and would not have a Company Material Adverse Effect, (iii) have been discharged or paid in full prior to the date hereof, or (iv) are of a nature not required to be reflected in the consolidated financial statements of the Company and its Subsidiaries prepared in accordance with GAAP consistently applied.

Section 3.6 Litigation. There are no claims, suits, actions or proceedings before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator pending or, to the knowledge of the Seller or the Company, threatened against, relating to or affecting the Company or any Company Subsidiary which would have a Company Material Adverse Effect or would prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to the Company or any Company Subsidiary except for such that would not have a Company Material Adverse Effect or would prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement.

Section 3.7 Tax Matters.

(a) (i) Each of the Seller, the Company and each Company Subsidiary has timely filed (or has had filed on its behalf) with appropriate taxing authorities all material Tax Returns required to be filed by it, such Tax Returns are correct, complete and accurate in all material respects, and all Taxes shown as due on such Tax Returns have been paid; (ii) all

material Tax withholding and deposit requirements imposed on or with respect to the Seller, the Company and each Company Subsidiary (including any withholding with respect to wages or other amounts paid to employees) have been satisfied in full; (iii) there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any material Taxes or deficiencies against the Seller, the Company or any Company Subsidiary; (iv) no federal, state, local, or foreign Audits for which the Seller, the Company, or any Company Subsidiary has received written notification are presently pending with regard to any material Taxes or material Tax Returns filed by or on behalf of the Seller, the Company or any Company Subsidiary; (v) neither the Company nor any Company Subsidiary is a party to any agreement providing for the allocation or sharing of Taxes; and (vi) none of the Seller, the Company or any Company Subsidiary has been a member of any affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Seller or the Company).

(b) As used in this Agreement: (i) the term "Tax" means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect thereto; (ii) the term "Tax Return" means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns, and amended returns and reports) required to be supplied to a Tax authority relating to Taxes; and (iii) the term "Audit" means any audit, assessment of Taxes, reassessment of Taxes, or other examination by any Governmental Authority or any judicial or administrative proceedings or appeal of such proceedings.

Section 3.8 Employee Benefits; ERISA.

(a) Company Plans. Section 3.8(a) of the Seller Disclosure Schedule contains a true and complete list of each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination, change-of-control, or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company, a Company Subsidiary, or by any trade or business, whether or not incorporated, that together with the Company, or a Company Subsidiary, would be deemed a "single employer" within the meaning of Section 414(b), (c), (m) or (o) of the Code (an "ERISA Affiliate"), or to which the Company, a Company Subsidiary or an ERISA Affiliate is a party in each case for the benefit of any current or former employee, officer or director of the Company or a Company Subsidiary (the "Company Plans").

(b) Deliveries. With respect to each Company Plan, the Seller has heretofore delivered or made available to the Purchaser true and complete copies of, as applicable, (i) the Company Plan and any amendments thereto; (ii) if the Company Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement; and (iii) the most recent determination letter received from the Internal Revenue Service with respect to each Company Plan intended to qualify under Section 401 of the Code, and the most recent letter of recognition of exemption with respect to any Company Plan or related trust that is intended to meet the requirements of Section 501(c)(9) of the Code; (iv) the most recent summary plan description and subsequent summaries of material modifications; (v) the most recently filed Form 5500; and (vi) the most recently prepared actuarial valuation report.

(c) Absence of Liability. No material liability under Title IV of ERISA has arisen with respect to the Company, a Company Subsidiary or any ERISA Affiliate that has not been satisfied in full and which would cause the Company or any Company Subsidiary to incur any material liability, and, to the knowledge of the Seller or the Company, no condition exists that presents a material risk to the Company or any Company Subsidiary of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation ("PBGC") (which premiums have been paid when due).

(d) Funding. No Company Plan subject to Title IV of ERISA (a "Title IV Company Plan"), Section 302 of ERISA or Section 412 of the Code, or any trust established thereunder and no other plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code maintained or contributed to by any ERISA Affiliate has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of such plan ended prior to the Closing Date which deficiency could cause the Company or any Company Subsidiary to incur any material liability. All contributions or payments required to be made by the Company, any Company Subsidiary or any ERISA Affiliate with respect to any Company Plan have been timely made. The aggregate accumulated benefit obligations of each Title IV Company Plan (as of the most recent actuarial valuation date) do not exceed the fair market value of the assets of such plan (as of the date of such valuation).

(e) Multiemployer Plan. No Title IV Company Plan is a "multiemployer plan," as defined in Section 4001(a)(3) of ERISA, nor is any Title IV Company Plan a plan described in Section 4063(a) of ERISA.

(f) No Violations. Each Company Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code. No investigation, audit or dispute relating to any Company Plan is pending or, to the knowledge of the Seller and the Company, threatened before any governmental agency. None of the Seller, the Company, the Company Subsidiaries nor, to the knowledge of the Seller or the Company, any other "disqualified person" (within the meaning of Section 4975 of the Code) or "party in interest" (within the meaning of Section 3(14) of ERISA) has taken or omitted to take any action with respect to any Company Plan which would

subject any such plan (or its related trust), the Company or any Company Subsidiary or any officer, director or employee of any of the foregoing to any penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code or material liability for breach of fiduciary responsibility under ERISA. Neither the Company nor any Company Subsidiary has agreed to indemnify any other party for any liabilities or expenses which have been or may in the future be incurred by or asserted against such person with respect to any Company Plan, which indemnification would have a Company Material Adverse Effect.

(g) Section 401(a) Qualification; Exemption. Each Company Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified except where the failure to be so qualified would not have a Company Material Adverse Effect and has received a determination letter from the Internal Revenue Service to the effect that it is so qualified. To the knowledge of the Seller and the Company, nothing has occurred since the issuance of such letter which would affect such Company Plan's qualification. Each Company Plan or related trust intended to meet the requirements of Section 501(c)(9) of the Code meets such requirements and has received a letter of recognition of exemption from the Internal Revenue Service to that effect. To the knowledge of the Seller and the Company, nothing has occurred since the issuance of such letter which could affect such Company Plan's or related trust's exemption under Section 501(a) of the Code by reason of Section 501(c)(9) of the Code.

(h) Post-Employment Benefits. No Company Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Company Subsidiary for periods extending beyond their respective dates of retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits under any "pension plan," or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(i) Deductibility. No amounts payable under the Company Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(j) Effect of Change of Control. The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another related event, (i) entitle any current or former employee, officer or director of the Company to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director.

(k) Claims. There are no pending or, to the knowledge of the Seller or the Company, threatened claims by or on behalf of any Company Plan, by any current or former employee, officer or director or beneficiary thereof covered under any such Company Plan, or otherwise involving any such Company Plan (other than routine claims for benefits), and neither the Seller nor the Company has knowledge of facts which would form a reasonable basis for any such claim.

Section 3.9 Labor and Employee Relations. Neither the Company nor the Company Subsidiaries are party to any collective bargaining agreement or other labor agreement with any union or labor organization. Except to the extent as would not have a Company Material Adverse Effect, as of the date hereof, there is no strike, lockout, slowdown or work stoppage pending or, to the knowledge of the Seller or the Company, threatened against the Company or any of the Company Subsidiaries.

Section 3.10 Environmental Protection.

(a) To the knowledge of the Seller or the Company, the Company and each Company Subsidiary are in compliance with all applicable Environmental Laws, including, but not limited to, possessing all permits and other governmental authorizations required for their operations under applicable Environmental Laws, except for such noncompliance that would not have a Company Material Adverse Effect.

(i) To the knowledge of the Seller or the Company, there is no pending or threatened written claim, lawsuit, or administrative proceeding against the Company or any Company Subsidiary under or pursuant to any Environmental Law that would have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any administrative or judicial consent order or decree in connection with any Environmental Laws or the release of Hazardous Substances that is having or would have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written notice from any Person, including but not limited to any Governmental Authority, alleging that the Company or any Company Subsidiary is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved and which would have a Company Material Adverse Effect. As used in this Agreement, the term "Person" shall mean any natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or entity of any kind.

(ii) To the knowledge of the Seller or the Company, with respect to the real property that was formerly or is currently owned or leased by the Company or any Company Subsidiary, there have been no spills or discharges of Hazardous Substances on or underneath any of such real property that would result in a Company Material Adverse Effect.

(iii) Notwithstanding anything else to the contrary in this Agreement, including, without limitation, Sections 3.10(a)(i) and (ii) of this Agreement, the Seller expressly makes no representation and warranty with respect to compliance by the Company and the Company Subsidiaries with Environmental Laws relating to the construction of new, or modification of existing, sources of air emissions, except that, the Company and the Company

Subsidiaries are not subject to any judicial or administrative proceeding or the subject of any state or Federal information request relating to the construction of new, or modification of existing, sources of air emissions, other than such proceedings or information requests as would not have a Company Material Adverse Effect.

(b) For purposes of this Agreement:

(i) "Environmental Laws" shall mean all foreign, federal, state and local laws, regulations, rules and ordinances relating to pollution or protection of the environment, including, without limitation, laws relating to releases or threatened releases of Hazardous Substances into the environment (including, without limitation, ambient air, surface water, groundwater, land, surface and subsurface strata). Such laws include the common law to the extent that it relates to injuries caused by the release or presence of Hazardous Substances.

(ii) "Hazardous Substances" shall mean any chemicals, materials or substances defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "hazardous constituents", "restricted hazardous materials", "extremely hazardous substances", "toxic substances", "contaminants", "pollutants", "toxic pollutants", or words of similar meaning and regulatory effect under any applicable Environmental Law including, without limitation, petroleum and asbestos.

(c) The representations and warranties set forth in this Section 3.10 are the sole and exclusive representations and warranties relating to environmental matters made by the Seller in this Agreement.

Section 3.11 Regulation as a Utility. CILCO is regulated as a public utility by the FERC and in the State of Illinois and in no other state. Except as set forth in the preceding sentence, as of the date hereof, neither the Company nor any "subsidiary company" or "affiliate" (as each such term is defined in PUHCA) of the Company (other than CILCO and Central Illinois Generation, Inc.) is subject to regulation as a public utility or public service company (or similar designation) by the FERC or any municipality, locality or state in the United States or any foreign country.

Section 3.12 Insurance. Each of the Company and the Company Subsidiaries is insured and has been continuously insured since January 1, 1997 with financially responsible or nationally recognized insurers in such amounts and against such types of risks as is customary and appropriate in its industry or otherwise deemed reasonable by the Seller. The Seller has not received any written notice of cancellation or termination with respect to any insurance policy of the Company or the Company Subsidiaries except as would not have a Company Material Adverse Effect.

Section 3.13 Real Property. Except as would not have a Company Material Adverse Effect: (a) the Company or a Company Subsidiary has good and valid title to, or a valid leasehold interest in, all of the real property used by the Company or the Company Subsidiaries or otherwise reflected in the Company SEC Reports or financial statements (collectively, the "Company Properties"), in each case free and clear of any Encumbrances and (b) the Company Properties (taking into account, without limitation, all Encumbrances related thereto, all zoning and other restrictions applicable thereto and the condition thereof) are suitable and adequate for the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted.

Section 3.14 Affiliate Contracts. Section 3.14 of the Seller Disclosure Schedule contains a true and complete list of each agreement or contract as of the date hereof between (i) the Company and its Subsidiaries, on one hand, and (ii) the Seller and any affiliate thereof (other than the Company and its Subsidiaries) on the other (collectively, the "Affiliate Contracts").

Section 3.15 Brokers or Finders. Neither the Seller nor the Company has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Lehman Brothers Inc., whose fees and expenses will be paid by the Seller in accordance with the Seller's agreements with such firm.

Section 3.16 Contracts.

(a) Section 3.16(a) of the Seller Disclosure Schedule contains a complete and correct list of all contracts relating to the business of the Company and the Company Subsidiaries as of the date hereof which (i) have a term in excess of one year and (ii) provide for aggregate consideration in an amount in excess of $10 million (the "Material Contracts"). There are no defaults under any Material Contracts which have or would have a Company Material Adverse Effect. As of the date hereof, the Seller has not received any written notice of cancellation relating to a Material Contract and has no knowledge of facts that a Material Contract is likely to be cancelled, except for such cancellations which would not have a Company Material Adverse Effect. The Seller has provided or made available to the Purchaser true, correct and complete copies by their terms of all Material Contracts, including all amendments thereto except for such contracts that by their terms prohibit disclosure to third parties. The Seller shall cause CILCO to arrange and maintain an adequate supply for meeting CILCO's native electric load and off-system retail sales load.

(b) Each Material Contract is a valid and binding agreement and is in full force and effect except to the extent such contract has expired by its own terms without penalty, and enforceable by the Company or any of the Company Subsidiaries in accordance with its terms, and none of the Company and the Company Subsidiaries or, to the knowledge of the Seller or the Company, any other party thereto is in default or breach under the terms of any such contracts and, to the knowledge of the Seller or the Company, no event or circumstance has

occurred that, with notice or lapse of time or both, would constitute any event of default thereunder, other than in each case defaults or breaches that would not have a Company Material Adverse Effect.

Section 3.17 Regulatory Proceedings. Neither the Company nor any of the Company Subsidiaries all or part of whose rates or services are regulated by a Governmental Authority (a) has rates that have been or are being collected subject to refund (other than purchase gas adjustment provisions, fuel adjustment clauses and purchase fuel adjustment provisions), pending final resolution of any rate proceeding pending before a Governmental Authority or on appeal to the courts, or (b) is a party to any rate proceeding before a Governmental Authority that in each case would result in orders having a Company Material Adverse Effect.

Section 3.18 Limitation on Representations and Warranties. Except for the representations and warranties contained in this Article III, neither the Seller nor any other Person or entity acting on behalf of the Seller makes any representation or warranty, express or implied, concerning the Shares or the business, finances, operations, assets, liabilities, prospects or any other aspect of the Company and the Company Subsidiaries.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller that except as set forth in the reports, schedules, registration statements and definitive proxy statements and all amendments thereto filed publicly not earlier than January 1, 2001 and not later than the close of business on the day prior to the date of this Agreement with the SEC by the Purchaser or any Purchaser Subsidiary (or their predecessors) pursuant to the requirements of the Securities Act or the Exchange Act (as such documents have since the time of their filing been amended publicly not earlier than January 1, 2001 and not later than the close of business on the day prior to the date of this Agreement, the "Purchaser SEC Reports") or in the schedule delivered by the Purchaser on the date hereof (the "Purchaser Disclosure Schedule"):

Section 4.1 Organization and Qualification. The Purchaser and each of the Purchaser Subsidiaries (as defined below) is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary other than in such jurisdictions where the failure to be so qualified or in good standing would not have a Purchaser Material Adverse Effect (as defined below) or prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. As used in this Agreement, the term "Purchaser Material Adverse Effect" shall mean any material adverse effect on the business, assets, financial condition or results of

operations of the Purchaser and the Purchaser Subsidiaries, taken as a whole; provided, however, that the term "Purchaser Material Adverse Effect" shall not include effects that result from or are consequences of (i) any such effect resulting from any change in law, rule, or regulation of any Governmental Authority (as defined in Section 3.3(c)) that applies generally to similarly situated Persons (as defined in Section 3.10(a)(ii)), (ii) changes or developments in international, national, regional, state or local wholesale or retail markets for electric power or fuel or related products, including those due to actions by competitors, (iii) changes or developments in national, regional, state or local electric transmission or distribution systems, (iv) changes or developments in financial or securities markets or the economy in general or effects of weather or meteorological events, (v) events or changes that are consequences of terrorist activity, acts of war or acts of public enemies (other than any such event or consequence affecting only the Purchaser or a Purchaser Subsidiary) or (vi) the negotiation, announcement, execution, delivery, consummation or anticipation of the transactions contemplated by, or in compliance with, this Agreement. The term "Purchaser Subsidiary" shall mean a Subsidiary of the Purchaser.

Section 4.2 Authority; Non-Contravention; Statutory Approvals; Compliance.

(a) Authority. The Purchaser has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the applicable Purchaser Required Statutory Approvals (as defined in Section 4.2(c)), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser. No vote of, or consent by, the holders of any class or series of stock issued by the Purchaser is necessary to authorize the execution and delivery by the Purchaser of this Agreement or the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery hereof by the Seller, constitutes the valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(b) Non-Contravention. The execution and delivery of this Agreement by the Purchaser does not, and the consummation of the transactions contemplated hereby will not, result in a Violation pursuant to any provisions of (i) the certificate of incorporation, by-laws or similar governing documents of the Purchaser or any of the Purchaser Subsidiaries, (ii) subject to obtaining the Purchaser Required Statutory Approvals, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to the Purchaser or any of the Purchaser Subsidiaries or any of their respective properties or assets, or (iii) subject to obtaining the third-party consents set forth in Section 4.2(b)(iii) of the Purchaser Disclosure Schedule (the "Purchaser Required Consents"), any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Purchaser or any of the Purchaser Subsidiaries is a party or by which they or any of their

respective properties or assets may be bound or affected, except in the case of clause (ii) or (iii) for any such Violation which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement.

(c) Statutory Approvals. Except for (i) the filings by the Seller, the Company and/or the Purchaser, as applicable, required under the HSR Act (as defined below), (ii) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and (iii) any filings with or approvals from (v) the FERC, (w) the SEC under PUHCA, (x) the ICC, (y) the FCC and (z) the other Governmental Authorities set forth on Section 4.2(c) of the Purchaser Disclosure Schedule (the filings and approvals referred to in clauses (i) through (iii) collectively referred to as the "Purchaser Required Statutory Approvals"), no declaration, filing or registration with, or notice to or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby, except those which the failure to obtain would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement (it being understood that references in this Agreement to "obtaining" such Purchaser Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

(d) Compliance. Neither the Purchaser nor any of the Purchaser Subsidiaries is under investigation with respect to any violation of, or has been given notice of or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority, except for possible violations which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. The Purchaser and the Purchaser Subsidiaries have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted except those that the absence of which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. Neither the Purchaser nor any of the Purchaser Subsidiaries is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default by the Purchaser or any Purchaser Subsidiary under (i) their respective certificates of incorporation or by-laws or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which they are a party or by which the Purchaser or any Purchaser Subsidiary is bound or to which any of their property is subject, except for possible violations, breaches or defaults which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement.

Section 4.3 Purchaser SEC Reports; Financial Statements. The filings required to be made by the Purchaser under the Securities Act and the Exchange Act have been filed with the SEC and complied, as of their respective dates, in all material respects with all applicable

requirements of the appropriate statutes and the rules and regulations thereunder. As of their respective dates, none of the Purchaser SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Purchaser included in the Purchaser SEC Reports have been prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be stated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Purchaser as of the time and for the period referred to therein, subject, in the case of unaudited interim financial statements, to normal, recurring audit adjustments.

Section 4.4 Litigation. There are no claims, suits, actions or proceedings by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator, pending or, to the knowledge of the Purchaser, threatened against, relating to or affecting the Purchaser or any Purchaser Subsidiaries which would prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to the Purchaser or any Purchaser Subsidiaries except for such that would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement.

Section 4.5 Investigation by the Purchaser; the Seller's Liability. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis was done by the Purchaser and its affiliates and, to the extent the Purchaser deemed appropriate, by the Purchaser's representatives. The Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Company and the Company Subsidiaries for such purpose. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations of the Seller or its representatives (except the specific representations and warranties of the Seller set forth in Article III of this Agreement), and the Purchaser:

(a) acknowledges that none of the Seller or any of its directors, officers, shareholders, employees, affiliates, controlling Persons, agents, advisors or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information (including materials furnished in the Company's data room, presentations by the Company's management, financial projections or otherwise) provided or made available to the Purchaser or its directors, officers, employees, affiliates, controlling Persons, agents or representatives, and

(b) agrees, to the fullest extent permitted by law, that none of the Seller, the Company, the Company Subsidiaries or any of their respective directors, officers, employees, shareholders, affiliates, controlling Persons, agents, advisors or representatives shall have any liability or responsibility whatsoever to the Purchaser or its directors, officers, employees, affiliates, controlling Persons, agents or representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (including materials furnished in the Company's data room, presentations by the Company's management, financial projections or otherwise) to the Purchaser or its directors, officers, employees, affiliates, controlling Persons, advisors, agents or representatives (or any omissions therefrom), including in respect of the specific representations and warranties of the Seller set forth in this Agreement, except that the foregoing limitations shall not apply to the Seller insofar as the Seller makes the specific representations and warranties set forth in Article III of this Agreement, but always subject to the limitations and restrictions contained in Article IX.

Section 4.6 Acquisition of Shares for Investment; Ability to Evaluate and Bear Risk.

(a) The Purchaser is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act. The Purchaser is acquiring the Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Shares. The Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under such Act and such laws.

(b) The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Shares.

(c) The Purchaser acknowledges that the By-Laws of the Company contain certain provisions relating to the separateness of the Company from its parent company, including, without limitation, certain provisions in Articles III and VII thereof.

Section 4.7 Financing. The Purchaser will have as of the Closing sufficient cash in immediately available funds to pay the Estimated Purchase Price pursuant to Article I hereof and to consummate the transactions contemplated hereby.

Section 4.8 Brokers or Finders. The Purchaser has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Goldman, Sachs & Co., whose fees and expenses will be paid by the Purchaser in accordance with the Purchaser's agreement with such firm.

ARTICLE V
CONDUCT OF BUSINESS PENDING THE CLOSING

Section 5.1 Covenants of the Seller. After the date hereof and prior to the Closing or earlier termination of this Agreement, the Seller agrees that, except as set forth in Section 5.1 of the Seller Disclosure Schedule and except (i) as contemplated in or permitted by this Agreement, (ii) as provided for in the annual budgets or capital budgets (copies of which, in their current form, have been made available to the Purchaser and included in the Seller Disclosure Schedules) for the Company and each Company Subsidiary, (iii) in connection with necessary repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matters, (iv) as required by law, rule or regulation, or (v) to the extent the Purchaser shall otherwise consent, which decision regarding consent shall be made promptly and which consent shall not be unreasonably withheld, conditioned or delayed:

(a) the business of the Company and each Company Subsidiary shall be conducted in the ordinary and usual course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, the Company and each Company Subsidiary shall use its respective commercially reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, creditors, lessors and business associates;

(b) the Company shall not, nor shall the Company permit any of the Company Subsidiaries to, (i) amend their articles of incorporation or by-laws other than amendments which are ministerial in nature or otherwise immaterial; (ii) split, combine or reclassify their outstanding shares of capital stock; (iii) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than (A) dividends paid to the Company or its wholly-owned Subsidiaries, (B) dividends required to be paid on any CILCO Preferred Stock, CILCO Class A Preferred Stock or CILCO Preference Stock in accordance with the terms thereof, or (C) dividends in respect of earnings of the Company for the period between December 31, 2001 and the Closing Date to the extent permitted by applicable loan agreements and indentures of the Company; or (iv) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, other than redemptions, purchases or acquisitions required by the respective terms of any series of CILCO Preferred Stock or CILCO Class A Preferred Stock;

(c) neither the Company nor any Company Subsidiary shall issue, sell, or dispose of any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets;

(d) neither the Company nor any Company Subsidiary shall incur any indebtedness except for indebtedness that is incurred in the ordinary and usual course of business and complies with the restrictions of Section 5.1(d) of the Seller Disclosure Schedule;

(e) the Company shall not make in the aggregate more than 110% of its capital expenditures budgeted for the year 2002 and the year 2003 in accordance with and at the approximate times as provided in the capital expenditures budgets for those years provided in Section 5.1(e) of the Seller Disclosure Schedule and shall use best efforts to meet the milestones related to the selective catalytic reduction technology at the times and in the manner set forth in Section 5.1(e) of the Seller Disclosure Schedule; (i) to the extent that the Company does not make expenditures up to the amounts and by the dates set forth in Section 5.1(e) of the Seller Disclosure Schedule, the difference shall be referred to as the "CapEx Adjustment Amount" for purposes of this Agreement and shall result in reduction in Purchase Price for purposes of Section 1.2(a); and (ii) to the extent the Company, with the consent of the Purchaser, accelerates the scheduled capital expenditures related to selective catalytic reduction technology or incurs capital expenditures related to plant outages that were unforeseen and such expenditures are considered by the Purchaser to be advisable or appropriate, the CapEx Adjustment Amount shall be reduced by such accelerated amount and shall result in an increase in Purchase Price for purposes of Section 1.2(a);

(f) neither the Company nor any Company Subsidiary shall make any acquisition of, or investment in, assets or stock of any other Person or entity, other than in the ordinary and usual course of business and not to exceed singularly or in the aggregate $10 million in any calendar year and no acquisition or investment shall be of any public utility company (as defined in PUHCA) or in a business or any interest in a business which would not be retainable by the Purchaser under PUHCA following the Closing;

(g) neither the Company nor any Company Subsidiary shall sell, lease, license, encumber or otherwise dispose of any of its assets, other than in the ordinary and usual course of business, and in an amount not to exceed singularly or in the aggregate $10 million in any calendar year;

(h) neither the Company nor any Company Subsidiary shall terminate, establish, adopt, enter into, make any new grants or awards of stock-based compensation or other benefits under, amend or otherwise materially modify any Company Plan or increase the salary, wage, bonus or other compensation of any directors, officers or employees except (i) for grants or awards to directors, officers and employees under existing Company Plans in such amounts and on such terms as are consistent with past practice, (ii) in the normal and usual course of business (which shall include normal periodic performance reviews and related plans and the provision of individual Company Plans consistent with past practice for newly hired, appointed or promoted officers and employees), or (iii) for actions necessary to satisfy existing contractual obligations under Company Plans existing as of the date hereof or to comply with applicable law;

(i) the Company and each Company Subsidiary shall maintain insurance with financially responsible or nationally recognized insurers in such amounts and against such risks and losses as are consistent with the insurance maintained by the Company and each Company Subsidiary, respectively, in the ordinary and usual course of business;

(j) the Company shall not, nor shall it permit any of the Company Subsidiaries to, change any material financial or Tax accounting method, policies, practices or election, except as required by GAAP or SEC accounting regulations or guidelines or applicable law;

(k) the Seller and the Company shall promptly provide the Purchaser with copies of all filings made by the Seller, the Company or any Company Subsidiary with, and inform the Purchaser of any communications received from, any state or federal court, administrative agency, commission or other Governmental Authority in connection with this Agreement and the transactions contemplated hereby;

(l) the Seller, the Company and each Company Subsidiary shall use their respective best efforts to promptly obtain all of the Seller Required Consents and the Seller Required Statutory Approvals. The Seller shall promptly notify the Purchaser of any failure or prospective failure to obtain any such consents or approvals and, if requested by the Purchaser, shall provide copies of all of the Seller Required Consents and the Seller Required Statutory Approvals obtained by the Seller, the Company and each Company Subsidiary to the Purchaser;

(m) the Company shall not, nor shall it permit any of the Company Subsidiaries to, enter into any material agreement or arrangement with any other person that, directly or indirectly, controls or is under common control with or is controlled by the Seller, or any of its respective subsidiaries on terms to the Company or the Company Subsidiaries materially less favorable than could be reasonably expected to have been obtained with an unaffiliated third party on an arm's-length basis;

(n) the Company shall not, nor shall it permit any Company Subsidiary to, take any action that would likely jeopardize the exclusion from gross income, for purposes of federal income taxation, of the interest on the outstanding revenue bonds issued for the benefit of the Company or any Company Subsidiary, which qualify on the date hereof under Code § 142(a) as "exempt facility bonds" or as tax-exempt industrial development bonds under Section 103(b)(4) of the Code;

(o) the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to maintain in effect or renew all existing material governmental franchises or Permits pursuant to which the Company or any of the Company Subsidiaries operate;

(p) the Company shall, or shall cause CILCO to, provide the Purchaser with information reasonably requested by the Purchaser from time to time regarding the contracts entered into, progress of work on, material problems encountered with, projected completion date of, expected operational levels of, or any other relevant information requested, with respect to the installation and operation of the selective catalytic reduction technology described in Section 5.1(e) of the Seller's Disclosure Schedule;

(q) the Company shall not, nor shall it permit any Company Subsidiary to, (i) engage in any sale, transfer, trading, sale of options, calls or other derivatives, or disposition of emission allowances for sulfur dioxide or nitrogen oxide which has the result of reducing available emission allowances of the Company and the Company Subsidiaries, except as required by law, (ii) enter into or commit to any new or material amendment to any fuel supply contract except for those spot and short-term coal purchases made in the ordinary course of business which are less than six (6) months in term or (iii) enter into any new or material amendment to any power purchase or gas supply transactions with a term greater than six months;

(r) the Seller shall not, nor shall it permit any Subsidiary of the Seller to, directly or indirectly, solicit for employment by such persons any of the current officers, managers or employees of the Company or any Company Subsidiary except for those persons specified on Section 5.1(r) of the Seller Disclosure Schedule; provided that the Seller and the Subsidiaries of the Seller shall not be prohibited from employing any such person who contacts the Seller or any Subsidiary of the Seller on his or her own initiative or who responds to a general solicitation through the use of media advertisements, the Internet or professional search firms;

(s) the Company shall not, nor shall it permit any Company Subsidiary to, enter into any agreement with any party involving power line carrier or other communications technology involving CILCO's utility assets.

Section 5.2 No Solicitation and Confidentiality.

(a) From the date hereof through the Closing, none of the parties nor their representatives (including, without limitation, investment bankers, attorneys and accountants) shall, directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any other way with, any person or other entity or group, concerning any sale of all or a portion of the Company, or of any shares of capital stock of the Company or any Company Subsidiary or any merger, consolidation, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary (each such transaction being referred to herein as a "Proposed Acquisition Transaction") other than with (i) the Purchaser and its representatives, or (ii) as required by law. Neither the Seller nor the Company shall, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act) or entity relating to any Proposed Acquisition Transaction. The Seller and the Company represent that they are not now engaged in discussions or negotiations with any party other than the Purchaser with respect to any of the foregoing.

(b) Notification. The Seller and the Company shall promptly notify the Purchaser if any discussions or negotiations are sought to be initiated, any inquiry or proposal is

made, or any information is requested with respect to any Proposed Acquisition Transaction and notify the Purchaser of the identity of the prospective purchaser or soliciting party and any other information relating to such inquiry or proposal known to the Seller, the Company or any Company Subsidiary.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1 Access to Company Information. Upon reasonable notice, the Seller shall, and shall cause the Company and each Company Subsidiary to, afford to the officers, directors, employees, accountants, counsel, investment bankers, financial advisors and other representatives (collectively, "Representatives") of the Purchaser reasonable access, during normal business hours throughout the period prior to the Closing Date, to all of the Company's and the Company Subsidiaries' properties, books, contracts, commitments and records and, during such period, the Seller shall, and shall cause the Company and each Company Subsidiary to, furnish promptly to the Purchaser and its Representatives, (i) access to each report, schedule and other document filed or received by the Company, each Company Subsidiary pursuant to the requirements of federal or state securities laws or filed with or sent to any federal or state regulatory agency or commission and (ii) access to all information concerning the Company, each Company Subsidiary and its respective directors and officers and such other matters as may be reasonably requested by the Purchaser or its Representatives in connection with any filings, applications or approvals required or contemplated by this Agreement or for any other reason related to the transactions contemplated by this Agreement. The Purchaser agrees to indemnify and hold the Seller, the Company and the Company Subsidiaries harmless from any and all claims and liabilities, including costs and expenses for loss, injury to or death of any Representative of the Purchaser, and any loss, damage to or destruction of any property owned by the Seller, the Company or the Company Subsidiaries or others (including claims or liabilities for loss of use of any property) resulting directly or indirectly from the action or inaction of any of the Representatives of the Purchaser during any visit to the business or property sites of the Company or the Company Subsidiaries prior to the Closing Date, whether pursuant to this Section 6.1 or otherwise. None of the Purchaser nor any of its Representatives shall conduct any environmental testing or sampling on any of the business or property sites of the Company or the Company Subsidiaries prior to the Closing Date. Each party shall, and shall cause its Subsidiaries and Representatives to, hold in strict confidence all documents and information concerning the other furnished to it in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated November 15, 2001, as amended, entered into by and between the Seller and the Purchaser (the "Confidentiality Agreement").

Section 6.2 Regulatory Matters.

(a) HSR Filings. Each party hereto shall, as soon as practicable as mutually agreed by the parties, file or cause to be filed with the Federal Trade Commission and the Department of Justice any notifications required to be filed under the Hart-Scott-Rodino

Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Such parties shall use all best efforts to respond on a timely basis to any requests for additional information made by either of such agencies.

(b) Other Regulatory Approvals. Each party hereto shall cooperate and use best efforts to prepare and file as soon as practicable all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use best efforts to obtain all necessary permits, consents, approvals and authorizations of all Governmental Authorities necessary or advisable to obtain the Seller Required Statutory Approvals and the Purchaser Required Statutory Approvals. The parties further agree to use best efforts (i) to take any act, make any undertaking or receive any clearance or approval required by any Governmental Authority or applicable law and (ii) to satisfy any conditions imposed by any Governmental Authority in all Final Orders (as defined in and for purposes of Section 7.1(b)). Each of the parties shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, and (ii) not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other party hereto (which shall not be unreasonably withheld or delayed). Each of the parties shall make best efforts to avoid or eliminate each and every impediment under any antitrust, competition, or trade or energy regulation law (including the Federal Power Act, as amended, and the FERC's regulations thereunder) that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby so as to enable the Closing Date to occur as soon as reasonably possible. The steps involved in the preceding sentence shall include proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Purchaser or its affiliates (including their respective Subsidiaries) or agreeing to such limitations on its or their conduct or actions as may be required in order to obtain the Seller Required Statutory Approvals and the Purchaser Required Statutory Approvals as soon as reasonably possible, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing Date, and defending through litigation on the merits, including appeals, any claim asserted in any court by any party.

(c) Exception. Notwithstanding anything to the contrary in Section 6.2, neither party shall be required to take any actions that would have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, and, further, any terms or conditions imposed by the FERC, the Federal Trade Commission or the Antitrust Division of the United States Department of Justice relating to market power, including but not limited to, divestiture of generation or transmission improvements, shall not constitute a Company Material Adverse Effect or a Purchaser Material Adverse Effect.

(d) Responsibilities. The Seller and the Purchaser agree that (i) the Purchaser shall have primary responsibility for the preparation and filing of any applications

with or notifications to the FERC, the FTC and/or the DOJ and the SEC under PUHCA and (ii) the Seller and the Purchaser shall have joint responsibility for the preparation and filing of any applications with or notifications to the ICC. Each party shall have the right to review and approve in advance drafts of all such necessary applications, notices, petitions, filings and other documents made or prepared in connection with the transactions contemplated by this Agreement, which approval shall not be unreasonably withheld or delayed.

Section 6.3 Consents. The Seller and the Purchaser agree to use reasonable best efforts to obtain the Seller Required Consents and the Purchaser Required Consents, respectively, and to cooperate with each other in connection with the foregoing.

Section 6.4 Directors' and Officers' Indemnification.

(a) Indemnification. From and after the Closing Date, the Purchaser shall cause the Company, to the fullest extent permitted under applicable law, to indemnify and hold harmless (and advance funds in respect of each of the foregoing) each present and former employee, agent, director or officer of the Company and the Company Subsidiaries (each, together with such person's heirs, executors or administrators, an "Indemnified Party" and collectively, the "Indemnified Parties") against any costs or expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an "Action"), arising out of, relating to or in connection with any action or omission by such Indemnified Party in his or her capacity as an employee, agent, director or officer occurring or alleged to have occurred whether before or after the Closing Date (including acts or omissions in connection with such person's service as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries) or this Agreement or the transactions contemplated hereby. In the event of any such Action, the Purchaser shall cooperate with the Indemnified Party in the defense of any such Action.

(b) Survival of Indemnification. To the fullest extent not prohibited by law, from and after the Closing Date, all rights to indemnification now existing in favor of the Company Indemnified Parties with respect to their activities as such prior to or on the Closing Date, as provided in the Company's and each Company Subsidiary's respective articles of incorporation, by-laws, other organizational documents or indemnification agreements in effect on the date of such activities or otherwise in effect on the date hereof, shall survive the Closing and shall continue in full force and effect for a period of not less than six years from the Closing Date, provided that, in the event any claim or claims are asserted or made within such six-year period, all such rights to indemnification in respect of any claim or claims shall continue until final disposition of such claim or claims.

(c) Insurance. For a period of six years after the Closing Date, the Purchaser shall or the Purchaser shall cause the Company to maintain in effect policies of directors' and officers' liability insurance equivalent to those maintained by the Seller on behalf of the Company prior to the Closing Date for the benefit of those persons who are currently covered by such policies on terms no less favorable than the terms of such current insurance coverage; provided, however, that the Purchaser will not be required to expend in any year an amount in excess of 200% of the annual aggregate premiums currently paid by the Seller or the Company, as the case may be, for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Purchaser shall cause the Company to obtain a policy with the best coverage available, in the reasonable judgment of the board of directors of the Purchaser for a cost not exceeding such amount.

(d) Successors. In the event that, after the Closing Date, the Company or the Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or a substantial portion of its properties and assets to any Person or entity, then and in either such case, proper provisions shall be made so that the successors and assigns of the Company or the Purchaser, as the case may be, shall assume the obligations set forth in this Section 6.4.

(e) Benefit. The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party, his or her heirs, executors or administrators and his or her other representatives.

Section 6.5 Public Announcements. Except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the Seller and the Purchaser shall use reasonable efforts to consult with each other prior to issuing any press releases or otherwise making public announcements with respect to this Agreement and the transactions contemplated hereby and the parties shall consult with each other regarding any press releases initially announcing the execution of this Agreement.

Section 6.6 Workforce Matters.

(a) If any employee of the Company or any Company Subsidiary who was an employee immediately prior to the Closing (an "Affected Employee") is discharged by the Company or any Company Subsidiary as of or after the Closing, then the Purchaser shall be responsible for any and all severance costs for such Affected Employee, including payments owing under those agreements, plans or arrangements listed in Section 3.8(a) of the Seller Disclosure Schedule. The Purchaser shall be responsible for providing any continuation coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") in respect of Affected Employees who experience or have experienced a qualifying event (within the meaning of COBRA) prior to, on or after the Closing Date including, without limitation, all other employees of the Company or any Company Subsidiary who experience such a qualifying event before the Closing Date but who do not provide notice of

the qualifying event until on or after the Closing Date. The Purchaser shall be responsible and assume all liability for all notices or payments due to any Affected Employees under the Worker Adjustment and Retraining Notification Act and regulations promulgated thereunder (the "WARN Act") or to any employee of the Company or any Company Subsidiary who becomes entitled to receive notice as required under the WARN Act on account of the aggregation of "employment losses" in accordance with the WARN Act, and all notices, payments, fines or assessments due to any Governmental Authority, pursuant to any applicable foreign, federal, state or local law, common law, statute, rule or regulation with respect to the employment, discharge or layoff of employees by the Company or any Company Subsidiary after the Closing Date, including the WARN Act, and any comparable state or local law.

(b) Following the Closing, the Purchaser shall cause CILCO to honor its collective bargaining agreement with Local Union 51 of the International Brotherhood of Electrical Workers ("IBEW Local 51") in effect immediately prior to the Closing, as well as the Letter Agreement dated as of February 11, 2001 between CILCO and IBEW Local 51.

Section 6.7 Tax Matters.

(a) Tax Returns.

(i) The Seller shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company and each Company Subsidiary for taxable years or periods ending on or before the Closing Date. The Seller shall include the income of the Company and each Company Subsidiary (including any deferred intercompany income triggered under Treasury Regulation Section 1.1502-13 or its predecessors and any excess loss account taken into income under Treasury Regulation Section 1.1502-19) on the AES consolidated U.S. federal Tax Returns for all periods ending on or before the Closing Date.

(ii) The Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company and each Company Subsidiary for taxable years or periods ending after the Closing Date.

(iii) Any Tax Return required to be filed by the Purchaser relating to any taxable year or period that includes but does not end on the Closing Date (a "Straddle Period") shall be prepared in accordance with past practice (to the extent permitted under applicable law) and submitted (with copies of any relevant schedules, work papers and other documentation then available) to the Seller for the Seller's approval not less than forty-five (45) days prior to the due date (including extensions) for the filing of such Tax Return. The Seller's approval shall not be unreasonably withheld.

(iv) Upon the written request of the Purchaser setting forth in detail the computation of the amount owed, the Seller shall pay to the Purchaser, no later than two (2) days prior to the due date for the applicable Tax Return, the Taxes for which the Seller is liable pursuant to Section 6.7(b) and that are payable with any Tax Return to be filed by the Purchaser with respect to any Straddle Period.

(v) Within thirty (30) days after the Closing Date (and from time to time thereafter if the Seller reasonably requests), the Seller shall provide to the Purchaser a list of the specific Tax information materials required to enable Seller to prepare and file all Tax Returns required to be prepared and filed by Seller pursuant to Section 6.7(a)(i). Within sixty (60) days after receiving any such list, the Purchaser shall cause the Company and each Company Subsidiary to prepare and provide to the Seller a package containing the Tax information materials identified in any such list. The Purchaser shall prepare such package in good faith in a manner substantially consistent with the Seller's past practice.

(b) Liability for Taxes.

(i) The Seller shall be liable for all Taxes with respect to Tax Returns described in Section 6.7(a)(i), for all Taxes apportioned to the Seller under Section 6.7(b)(iii), and for 50% of the Taxes described in Section 6.7(m). Notwithstanding the foregoing, the Seller shall not be liable for Taxes that are not Income Taxes ("Non-Income Taxes") with respect to Tax Returns described in Section 6.7(a)(i) and for all Non-Income Taxes apportioned to the Seller under Section 6.7(b)(iii) to the extent that Non-Income Taxes reduce Working Capital.

(ii) The Purchaser shall be liable for all Taxes with respect to Tax Returns described in Section 6.7(a)(ii), for all Taxes apportioned to the Purchaser under Section 6.7(b)(iii), for 50% of the Taxes described in Section 6.7(m) and for Non-Income Taxes to the extent that Non-Income Taxes reduce Working Capital.

(iii) For purposes of this Section 6.7, where it is necessary to apportion between the Seller and the Purchaser the Tax liability of an entity for a Straddle Period (which is not treated under Treasury Regulation Section 1.1502-76(b) or similar provisions of state, local, or other law as closing on the Closing Date), such liability shall be apportioned between the period deemed to end at the close of the Closing Date, and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(iv) In determining the Seller's liability for Taxes pursuant to this Agreement, the Seller shall be credited with the amount of estimated Taxes

and any Taxes under the United States Federal Unemployment Tax Act or the United States Federal Insurance Contributions Act that are paid by or on behalf of the Company or any Company Subsidiary prior to the Closing. To the extent that the Seller's liability for Taxes for a taxable year or period is less than the amount of such Taxes previously paid by or on behalf of the Company or any Company Subsidiary with respect to all or a portion of such taxable year or period, the Purchaser shall pay the Seller the difference within two (2) days of filing the Tax Return relating to such Taxes. To the extent that Non-Income Taxes paid by the Company or any Company Subsidiary with respect to any pre-Closing period are less than the amount of such Non-Income Taxes that reduce Working Capital, the Purchaser shall pay the Seller the difference within two (2) days of filing each Tax Return relating to such Non-Income Taxes.

(c) Refunds.

(i) Any Tax refund (including any interest in respect thereof) received by the Purchaser, the Company, or any Company Subsidiary, and any amounts credited against Taxes to which the Purchaser or a Purchaser Subsidiary (including the Company, or any Company Subsidiary) becomes entitled (including by way of any amended Tax Returns but excluding Tax Returns from a carryback filing), that relate to any taxable period, or portion thereof of the Company or a Company Subsidiary ending on or before the Closing Date, shall be for the account of the Seller, and the Purchaser shall pay over to the Seller any such refund or the amount of any such credit within fifteen (15) days after receipt of such refund or utilization of such credit. Any Tax refund from a carryback filing not prohibited under Section 6.7(e)(iii) shall be for the account of the Purchaser.

(ii) The Purchaser shall pay the Seller interest at the rate prescribed under Section 6621(a)(1) of the Code, compounded daily, on any amount not paid when due under this Section 6.7(c). For purposes of this Section 6.7(c), where it is necessary to apportion a refund or credit between the Purchaser and the Seller for a Straddle Period, such refund or credit shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books of the Company and any Company Subsidiary, except that Taxes (such as real property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(iii) The Purchaser shall cooperate, and shall cause the Company and any Company Subsidiary to cooperate, in obtaining, at the Seller's expense, any Tax refund (other than a refund based on a carryback from a taxable year or period beginning after the Closing Date) that the Seller reasonably

believes is available based on substantial authority, including through filing appropriate forms with the applicable Tax authority.

(d) Certain Post-Closing Settlement Payments.

(i) If the examination of any federal, state, local or other Tax Return of the Seller for any taxable period ending on or before the Closing Date shall result (by settlement or otherwise) in any adjustment that permits the Purchaser, the Company, or any Company Subsidiary to increase deductions, losses or tax credits or decrease the income, gains or recapture of tax credits which would otherwise (but for such adjustments) have been reported or taken into account (including by way of any increase in basis) by the Purchaser, the Company, or any Company Subsidiary for one or more periods beginning and ending within ten (10) years after the Closing Date, the Seller shall notify the Purchaser and provide it with adequate information so that the Purchaser can reflect on its, the Company's, or Company Subsidiary's Tax Returns such increases in deductions, losses or tax credits or decreases in income, gains or recapture of tax credits. The Purchaser shall pay to the Seller, within thirty (30) days of the filing of the Tax Returns for the taxable year in which the Tax Benefit was realized, the amount of any resulting Tax Benefit. "Tax Benefit" shall mean the amount of any refund, credit or reduction in otherwise required Tax payments, including any interest payable thereon, actually realized, provided, that, for these purposes, Tax items shall be taken into account in accordance with the ordering principles of the Code or other applicable law. For purposes of this Section 6.7(d)(i), estimated Tax payments shall not be considered Tax Returns and Tax Benefits shall be based on Tax Returns as filed.

(ii) If the examination of any federal, state, local or other Tax Return of the Purchaser, the Company, or any Company Subsidiary for any taxable period ending after the Closing Date shall result (by settlement or otherwise) in any adjustment that permits the Seller to increase deductions, losses or tax credits or decrease the income, gains or recapture of tax credits which would otherwise (but for such adjustments) have been reported or taken into account (including by way of any increase in basis) by the Seller for one or more periods ending on or before the Closing Date, the Purchaser shall notify the Seller and provide it with adequate information so that the Seller can reflect on its Tax Returns such increases in deductions, losses or tax credits or decreases in income, gains or recapture of tax credits. The Seller shall pay to the Purchaser, within thirty (30) days of the receipt of such information, fifty percent (50%) of the amount of any resulting Tax Benefits.

(e) Post-Closing Actions that Affect the Seller's Liability for Taxes.

(i) The Purchaser shall not take, or cause or permit the Company or any Company Subsidiary (or any of their affiliates) to take, any action, with respect to the taxable year or period of the Purchaser, the Company, any Company Subsidiary, or affiliate, as applicable, which includes the Closing Date, which would be reasonably likely to increase the Seller's or any of its affiliates' liability for Taxes (including any liability of the Seller to indemnify the Purchaser for Taxes pursuant to this Agreement) including, for example, any action that would be reasonably likely to, result in, or change the character of, any income or gain that the Seller or any Seller affiliate must report on any Tax Return.

(ii) None of the Purchaser or any affiliate of the Purchaser shall (or shall cause or permit the Company or any of the Company Subsidiaries to) amend, refile or otherwise modify any Tax Return relating in whole or in part to the Company or any of the Company Subsidiaries with respect to any taxable year or period ending on or before the Closing Date (or with respect to any Straddle Period) without the prior written consent of the Seller, which consent may be withheld in the sole discretion of the Seller; provided, that the Seller's consent shall not be required for modifications that relate exclusively to the post-Closing Date portion of a Straddle Period and that would not be reasonably likely to increase the Seller's liability for Taxes under Section 6.7(i) of this Agreement.

(iii) Except to the extent otherwise required by law, none of the Purchaser or any affiliate of the Purchaser shall (or shall cause or permit the Company or any of the Company Subsidiaries to) carry back for federal, state, local or foreign tax purposes to any taxable period, or portion thereof, of the Company or any of the Company Subsidiaries or the Seller or any affiliate of the Seller ending on or before, or which includes, the Closing Date any operating losses, net operating losses, capital losses, tax credits or similar items arising in, resulting from, or generated in connection with a taxable year of the Purchaser or any affiliate of the Purchaser, or portion thereof, ending after the Closing Date.

(f) Tax Payments. The Purchaser agrees that, pursuant to any Tax sharing, Tax allocation, or Tax indemnity agreements between the Seller or any Seller affiliate on the one hand, and the Company or any Company Subsidiary on the other hand, the Company or any Company Subsidiary may make tax sharing payments to the Seller on any date or dates up to and including the Closing Date. Any payment made pursuant to this Section 6.7(f) shall comply with the terms of the agreement to which it relates (other than terms requiring payment on a specified date or dates). Payments to the Seller pursuant to this Section 6.7(f) shall reduce the cash component of Working Capital as of the Closing Date.

(g) Assistance and Cooperation. After the Closing Date, each of the Seller and the Purchaser shall, and shall cause their respective affiliates to, execute any forms necessary to filing a Tax Return and provide information to the other party regarding the

Company or any Company Subsidiary in connection with (i) the other party preparing any Tax Returns that such other party is responsible for preparing and filing, and (ii) the other party preparing for any audits of, or disputes with any Tax authority regarding, any Tax Returns of the Company or any Company Subsidiary. In connection therewith, the Seller and the Purchaser shall not dispose of any Tax work papers, books or records relating to the Company or any Company Subsidiary during the six-year period following the Closing Date, and thereafter shall give the other parties reasonable written notice before disposing of such items.

(h) Section 338 Elections. Neither the Seller nor the Purchaser shall make or file any election under Section 338 of the Code (or any similar provision of the law of any state or other taxing jurisdiction) with respect to the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement. For purposes of all Tax Returns and other applicable filings, the Purchaser and the Seller shall each report the stock purchase as a purchase and sale, respectively, of the Shares.

(i) Indemnification by the Seller. Notwithstanding any other provision of this Agreement other than Section 6.7(b)(iv), the Seller shall indemnify the Purchaser from and against and in respect of:

(i) any liability for Taxes imposed on the Company or any Company Subsidiary as members of the "affiliated group" (within the meaning of Section 1504(a) of the Code) of which the Seller (or any predecessor or successor) is the common parent that arises under Treasury Regulation Section 1.1502-6(a) or any comparable provision of foreign, state or local law;

(ii) any liability for Taxes imposed on the Company or any Company Subsidiary for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date; provided, that any indemnification for Non-Income Tax liabilities under this Section 6.7(i)(ii) shall apply only to the extent such Non-Income Tax liabilities exceed the amount by which Non-Income Taxes reduce Working Capital;

(iii) any liability for Taxes for which the Seller is responsible under Section 6.7(m); and

(iv) and for payments made to satisfy the indemnity to MACTEC, Inc. under the agreement described in Section 3.7(a)(v) of the Seller Disclosure Schedule; provided that any indemnification for such MACTEC, Inc. payments that are accrued as Non-Income Taxes for purposes of determining Working Capital shall apply only to the extent that such payments exceed the amount by which Non-Income Taxes reduce Working Capital; provided, further that any payments received from MACTEC, Inc. under the agreement described in Section 3.7(a)(v) of the Seller Disclosure Schedule shall be for the Seller's account.

Any indemnification under this Section 6.7(i) shall give effect to any related Tax Benefit and be net of any reserves and amounts recovered from third parties, including amounts recovered through utility rate increases. The indemnification pursuant to this Section 6.7(i) shall be the sole and exclusive remedy of the Purchaser against the Seller with respect to any liability for Taxes in connection with this Agreement.

(j) Indemnification by the Purchaser. Notwithstanding any other provision of this Agreement, the Purchaser shall indemnify the Seller from and against and in respect of:

(i) any liability for Taxes imposed on any of the Company or any Company Subsidiary for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning the day after the Closing Date; and

(ii) any liability for Taxes for which the Purchaser is responsible under Section 6.7(m).

Any indemnification under this Section 6.7(j) shall give effect to any related Tax Benefit and be net of any reserves and amounts recovered from third parties, including amounts recovered through utility rate increases. The indemnification pursuant to this Section 6.7(j) shall be the sole and exclusive remedy of the Seller against the Purchaser with respect to any liability for Taxes in connection with this Agreement.

(k) Contests.

(i) Notice. After the Closing Date, the Seller and the Purchaser each shall notify the other party in writing within fifteen (15) days of the commencement of any Tax audit or administrative or judicial proceeding affecting the Taxes of any of the Company or any Company Subsidiary that, if determined adversely to the taxpayer (the "Tax Indemnitee") or after the lapse of time would be grounds for indemnification under this Section 6.7 by the other party (the "Tax Indemnitor"). Such notice shall contain factual information describing any asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax authority in respect of any such asserted Tax liability. If either the Seller or the Purchaser fails to give the other party prompt notice of an asserted Tax liability as required under this Agreement, then (A) if the Tax Indemnitor is precluded by the failure to give prompt notice from contesting the asserted Tax liability in any judicial forum, then such party shall not have any obligation to indemnify the other party for any Losses arising out of such asserted Tax liability and (B) if the Tax Indemnitor is not so precluded from contesting, if such failure to give prompt notice results in a detriment to the Tax Indemnitor, then any amount which the Tax Indemnitor is otherwise required to pay pursuant to this Section 6.7 with respect to such liability shall be reduced by the amount of such detriment.

(ii) Control of Contests Involving Pre-Closing Periods or Straddle Periods. In the case of an audit or administrative or judicial proceeding involving any asserted liability for Taxes relating to any taxable years or periods ending on or before the Closing Date or any Straddle Period of the Company or any Company Subsidiary, the Seller shall have the right, at its expense, to control the conduct of such audit or proceeding; provided, however, that (i) the Seller shall keep the Purchaser reasonably informed with respect to the status of such audit or proceeding and provide the Purchaser with copies of all written correspondence with respect to such audit or proceeding in a timely manner and (ii) if such audit or proceeding would be reasonably expected to result in a material increase in Tax liability of the Company or any Company Subsidiary for which the Purchaser would be liable under this Section 6.7, (A) the Purchaser may participate in the conduct of such audit or proceeding at its own expense and (B) the Seller shall not settle any such audit or proceeding without the consent of Purchaser, which consent shall not be unreasonably withheld.

(iii) Control of Contests Involving Post-Closing Periods. In the case of an audit or administrative or judicial proceeding involving any asserted liability for Taxes relating to any taxable years or periods beginning after the Closing Date, the Purchaser shall have the right, at its expense, to control the conduct of such audit or proceeding; provided, however, that if such audit or proceeding would be reasonably expected to result in a material increase in Tax liability of the Company or any Company Subsidiary for which the Seller would be liable under this Section 6.7, (A) the Seller may participate in the conduct of such audit or proceeding at its own expense and (B) the Purchaser shall not settle any such audit or proceeding without the consent of the Seller, which consent shall not be unreasonably withheld.

(l) Termination Tax Sharing Agreements. On or before the Closing Date, the Seller shall cause all Tax sharing, Tax allocation, or Tax indemnity agreements between the Seller or any Seller affiliate on the one hand, and the Company or any Company Subsidiary on the other hand, to be terminated as of the Closing Date (or an earlier date) and the agreements will have no further effect for any taxable year (current, future, or past).

(m) Transfer Taxes. Notwithstanding any other provision of this Agreement to the contrary, the Purchaser and the Seller shall each pay 50% of (i) all transfer (including real property transfer and documentary transfer) Taxes and fees imposed with respect to the sale and transfer of Shares contemplated hereby and (ii) all sales, use, gains (including state and local transfer gains), excise and other transfer or similar Taxes imposed with respect to the sale and transfer of Shares contemplated hereby. The Seller shall execute and deliver to the Purchaser at the Closing any certificates or other documents as the Purchaser may reasonably request to perfect any exemption from any such transfer, documentary, sales, use, gains, excise or other Taxes, or to otherwise comply with any applicable reporting requirements with respect to any such Taxes.

(n) Retention of Tax Attributes. The Seller may elect to retain the Tax attributes of the Company or any Company Subsidiary, including net operating losses and capital loss carryovers of such entities, to the extent permitted under the Code, Treasury Regulations, other pronouncements of the Internal Revenue Service, or other applicable law. At the Seller's request, the Purchaser will, and will cause any Purchaser Subsidiary, the Company, and any Company Subsidiary to, take any actions necessary to effect such elections of the Seller.

(o) Treatment of Purchase Price. The Seller, the Purchaser and their respective Subsidiaries shall treat the Final Purchase Price as the purchase price for the sale, conveyance, assignment, transfer and delivery to the Purchaser of the Shares in preparing and filing their Tax Returns and shall take no position inconsistent therewith in any proceeding before any taxing authority or otherwise unless otherwise required pursuant to a final resolution of any Tax for a taxable year that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise.

Section 6.8 Financial Information.

(a) After the Closing, upon reasonable written notice, the Purchaser and the Seller shall furnish or cause to be furnished to each other and their respective accountants, counsel and other representatives, during normal business hours, such information (including records pertinent to the Company) as is reasonably necessary for financial reporting and accounting matters.

(b) The Purchaser shall retain all of the books and records of the Company and the Company Subsidiaries after the Closing Date for so long as required by law. After the end of such period, before disposing of such books or records, the Purchaser shall give notice to such effect to the Seller and give the Seller an opportunity to remove and retain all or any part of such books or records as the Seller may select.

Section 6.9 Termination of Affiliate Contracts. Except as set forth on Section 6.9 of the Seller Disclosure Schedule and except as agreed to in writing by the Seller and the Purchaser, all Affiliate Contracts, including any agreements or understandings (written or oral) with respect thereto, shall terminate simultaneously with the Closing without any further action or liability on the part of the parties thereto. Notwithstanding the foregoing, in the absence of a written agreement, the provision of any services (similar to those contemplated by the preceding sentence) by the Seller to the Company or any Company Subsidiary from and after the Closing, which services may be provided by the Seller in its sole discretion, shall be for the convenience, and at the expense, of the Purchaser, upon mutually agreed terms.

Section 6.10 Local Presence; Charitable Giving.

(a) After the Closing, the Purchaser shall cause the Company and CILCO to maintain for a period of at least three (3) years following the Closing (i) CILCO's corporate headquarters in Peoria, Illinois or other significant local presence, and (ii) the name of

CILCO; provided that CILCO may be referred to as "AmerenCILCO" or as an "Ameren Company".

(b) After the Closing, the Purchaser shall cause the Company and CILCO to maintain, for a period of at least three (3) years following the Closing, a commitment to local social responsibility, community involvement and charitable giving at its current levels in accordance with its current practices.

Section 6.11 Seller's Name. The Purchaser shall not acquire, nor shall the Company and its Subsidiaries retain, any rights to the name "AES" (or any derivation thereof) or any trademark, trade name or symbol related thereto. As soon as reasonably practicable after the Closing but not later than sixty (60) days after the Closing Date, the Purchaser shall cause the Company and its Subsidiaries to remove the name "AES" (or any derivation thereof) and all trademarks, trade names or symbols related thereto from the properties and assets of the Company and its Subsidiaries.

Section 6.12 Cooperation. The Seller shall, and shall cause the Company and each Company Subsidiary to, cooperate with the Purchaser in integration opportunities and in planning for the integration of the Company and the Company Subsidiaries into the Purchaser's corporate family and systems and in preparation for Closing and the period thereafter.

Section 6.13 Further Assurances. Each party shall, and shall cause its Subsidiaries to, execute such further documents or instruments and take such further actions as may reasonably be requested by the other party in order to consummate the transaction in accordance with the terms hereof.

ARTICLE VII
CONDITIONS

Section 7.1 Conditions to Each Party's Obligation to Effect the Closing. The respective obligations of each party to effect the Closing shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, except, to the extent permitted by applicable law, that such conditions may be waived in writing pursuant to Section 9.3 by the joint action of the parties hereto:

(a) No Injunction. No temporary restraining order or preliminary or permanent injunction or other order by any federal or state court preventing consummation of the transactions contemplated hereby shall have been issued and be continuing in effect, and the transactions contemplated hereby shall not have been prohibited under any applicable federal or state law or regulation (collectively, "Restraints"); provided, however, that each of the parties shall have used all reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

(b) Statutory Approvals. The Seller Required Statutory Approvals and the Purchaser Required Statutory Approvals shall have been obtained at or prior to the Closing

Date by a Final Order. A "Final Order" shall mean action by the relevant regulatory authority which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated thereby may be consummated has expired (but without the requirement for expiration of any applicable rehearing or appeal period), and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

(c) HSR Act. All applicable waiting periods under the HSR Act shall have expired or been terminated.

Section 7.2 Conditions to Obligation of the Purchaser to Effect the Closing. The obligation of the Purchaser to effect the Closing shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by the Purchaser in writing pursuant to Section 9.3:

(a) Performance of Obligations of the Seller. The Seller will have performed in all material respects its agreements and covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Closing.

(b) Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time) except in each of cases (i) and (ii) for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which would not result in a Company Material Adverse Effect.

(c) Closing Certificates. The Purchaser shall have received a certificate signed by the Seller, dated the Closing Date, to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied and to the further effect that, as of the respective dates of reports filed with the SEC by the Company and Company Subsidiaries under the Securities Act and Exchange Act since January 1, 2001, and as of the Closing Date, such reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and that as of the Closing Date there has not been any development or combination of developments affecting the Company or any Company Subsidiary, of which the Seller or the Company has knowledge, that would have a Company Material Adverse Effect.

(d) Seller Required Consents. The Seller Required Consents, the failure of which to obtain would have a Company Material Adverse Effect, shall have been obtained.

(e) Regulatory Approvals. The Final Orders of any Governmental Authority having authority over the transactions contemplated by this Agreement shall have been received and shall not impose terms or conditions (which are in addition to terms and conditions due to existing laws, rules or regulations), which would have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, provided, however, that any terms or conditions imposed by the FERC, the Federal Trade Commission or the Antitrust Division of the United States Department of Justice relating to market power, including but not limited to, divestiture of generation or transmission improvements, will not constitute a Company Material Adverse Effect or a Purchaser Material Adverse Effect.

Section 7.3 Conditions to Obligation of the Seller to Effect the Closing. The obligation of the Seller to effect the Closing shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by the Seller in writing pursuant to Section 9.3:

(a) Performance of Obligations of the Purchaser. The Purchaser (and/or its appropriate Subsidiaries) will have performed in all material respects its agreements and covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Closing Date.

(b) Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time) except in each of cases (i) and (ii) for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transaction contemplated by this Agreement.

(c) Closing Certificates. The Seller shall have received a certificate signed by the Purchaser, dated the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied and to the further effect that, as of the respective dates of reports filed with the SEC by the Purchaser under the Securities Act and Exchange Act since January 1, 2001, and as of the Closing Date, such reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Purchaser Required Consents. The Purchaser Required Consents, the failure of which to obtain would prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement, shall have been obtained.

ARTICLE VIII
TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date (the "Termination Date"):

(a) by mutual written consent of the Seller and the Purchaser;

(b) by the Purchaser or the Seller, if any state or federal law, order, rule or regulation is adopted or issued, which has the effect, as supported by the written opinion of outside counsel for such party, of prohibiting the Closing, or by any party hereto if any court of competent jurisdiction in the United States or any state shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing, and such order, judgment or decree shall have become final and nonappealable;

(c) by the Purchaser or the Seller, by written notice to the other party, if the Closing Date shall not have occurred on or before March 27, 2003 (the "Initial Termination Date"); provided, however, that the right to terminate the Agreement under this Section 8.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have proximately contributed to the failure of the Closing Date to occur on or before such date; and provided, further, that if on the Initial Termination Date the conditions to the Closing set forth in Sections 7.1(b), 7.1(c) and/or 7.2(e) shall not have been fulfilled but all other conditions to the Closing shall be fulfilled or shall be capable of being fulfilled, then the Initial Termination Date shall be extended for a twelve-month period;

(d) by the Purchaser, by written notice to the Seller, if there shall have been a material breach of any representation or warranty, or a material breach of any covenant or agreement of the Seller hereunder, which breaches would result in a Company Material Adverse Effect, and such breach shall not have been remedied within thirty (30) days after receipt by the Seller of notice in writing from the Purchaser, specifying the nature of such breach and requesting that it be remedied or the Purchaser shall not have received adequate assurance of a cure of such breach within such thirty (30) day period or the Seller shall not have made a capital contribution to the Company in an amount equal to the expected damages from such breach;

(e) by the Seller, by written notice to the Purchaser, if there shall have been a material breach of any representation or warranty, or a material breach of any covenant or agreement of the Purchaser hereunder, which breaches would prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement, and such breach shall not have been remedied within thirty (30) days after receipt by the Purchaser of notice in writing from the Seller, specifying the nature of such breach and requesting that it be remedied or the Seller shall not have received adequate assurance of a cure of such breach within such thirty (30) day period; or

(f) by the Purchaser, by written notice to the Seller, to the extent the Purchaser is not in breach of this Agreement, if the condition to the Purchaser's obligation to

effect the Closing contained in Section 7.2(e) cannot be met in spite of the Purchaser's use of its best efforts to obtain such Seller Required Regulatory Approvals and Purchaser Required Regulatory Approvals, including seeking to exhaust any rehearing or refiling opportunities relating to such approvals.

Section 8.2 Effect of Termination. In the event of termination of this Agreement by either the Seller or the Purchaser pursuant to Section 8.1, there shall be no liability on the part of either the Seller or the Purchaser or their respective officers or directors hereunder, except (a) that nothing herein shall relieve any party from liability for any breach of any representation, warranty, covenant or agreement of such party contained in this Agreement and (b) that Sections 8.2, 9.2, 9.4, 9.6, 9.8, 9.9, 9.10, 9.11, 9.12, 9.13, and the agreement contained in the last sentence of Section 6.1 shall survive the termination.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1 Survival of Obligations. All representations, warranties, covenants, obligations and agreements of the parties contained in this Agreement or in any instrument, certificate, opinion or other writing provided for herein, shall not survive the Closing; provided, however, that the representation and warranty of the Seller contained in Section 3.2(b), the representation and warranty of the Purchaser contained in Section 4.6(c) and the covenants of the Seller and the Purchaser contained in Sections 6.4, 6.5, 6.6, 6.7, 6.8, 6.9, 6.10, 6.11 and the second sentence of Section 6.1 shall survive the Closing and provided further, that the prohibition on solicitation for employment contained in Section 5.1(r) shall continue in full force and effect for 12 months following the Closing Date.

Section 9.2 Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by each of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 9.3 Extension; Waiver. At any time prior to the Closing Date, a party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.4 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except that the fee payable in connection with the filing required by the HSR Act shall be shared one-half by Seller and one-half by Purchaser. Notwithstanding the foregoing, in any

action or proceeding brought to enforce any provisions of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees and disbursements in addition to its costs and expenses and any other available remedy.

Section 9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service, or (c) when telecopied (which is confirmed by copy sent within one business day by a reputable overnight courier service) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) If to the Seller, to

The AES Corporation
1001 N. 19th Street
Arlington, VA 22209
Attn: General Counsel
Telecopy: (703) 528-4510
Telephone: (703) 522-1315

with a copy to

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005
Attn: Pankaj K. Sinha, Esq.
Telecopy: (202) 393-5760
Telephone: (202) 371-7000

and

(ii) if to the Purchaser, to

Ameren Corporation
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103
Attn: Steven R. Sullivan, Esq.
Vice President/General Counsel and Secretary
Telecopy: (314) 554-4014
Telephone: (314) 554-2098

with a copy to:

Jones, Day, Reavis & Pogue
77 West Wacker Drive
Chicago, Illinois 60601-1692
Attn: William J. Harmon, Esq.
Telecopy: (312) 782-8585
Telephone: (312) 782-3939

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement, the Confidentiality Agreement, the Side Agreement Relating To CILCO/ENRON Contract of even date herewith among the Seller, the Company and the Purchaser, and the Membership Interest Purchase Agreement between the Seller and the Purchaser of even date herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) are not intended to confer, and shall not confer, upon any Person other than the parties hereto and thereto and Company Indemnified Parties as set forth in Section 6.4 any remedies, claims of liability or reimbursement, causes of action or any other rights whatsoever.

Section 9.7 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Section 9.9 Venue. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement in any court other than a federal or state court sitting in the State of Delaware.

Section 9.10 Waiver of Jury Trial and Certain Damages. Each party to this Agreement waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement and (b) any right it may have to receive damages from any other party based on any

theory of liability for any special, indirect, consequential (including lost profits) or punitive damages.

Section 9.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

Section 9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that the Seller may transfer the Shares to a wholly owned Subsidiary of the Seller as long as such Subsidiary agrees in writing to be bound by the applicable terms of this Agreement and no such assignment shall relieve the Seller from its obligations hereunder.

Section 9.13 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement, respectively, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Any item or other matter referenced or disclosed in one section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, as the case may be, shall be deemed to have been referenced or disclosed in all sections of such Disclosure Schedule where such reference or disclosure is required. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.14 Counterparts; Effect. This Agreement may be executed and delivered (including via facsimile) in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

THE AES CORPORATION

By: ____________________
Name:
Title:

AMEREN CORPORATION

By: ____________________
Name:
Title:

EXECUTION COPY

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

THE AES CORPORATION,

and

AMEREN CORPORATION

Dated as of April 28, 2002

TABLE OF CONTENTS

401816.07-D.C. Server 1A - MSW

INDEX OF DEFINED TERMS

Term	Page

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of April 28, 2002 (this "Agreement"), is entered into by and between The AES Corporation, a Delaware corporation (the "Seller"), and Ameren Corporation, a Missouri corporation (the "Purchaser").

W I T N E S S E T H:

WHEREAS, the Seller owns all of the issued and outstanding units (the "Units") of the membership interest (the "Membership Interests") of AES Medina Valley (No. 4), L.L.C., an Illinois limited liability company (the "Company"), which is the parent company of AES Medina Valley (No. 2), L.L.C., an Illinois limited liability company, which in turn is the parent company of AES Medina Valley Cogen, L.L.C., an Illinois limited liability company ("Medina"), and the Company is the parent company of AES Medina Valley Operations, L.L.C., an Illinois limited liability company ("Operations"); and

WHEREAS, each of the Boards of Directors of the Purchaser and the Seller has approved the acquisition of the Company by the Purchaser, which acquisition is to be effected by the purchase of all the Units by the Purchaser upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
PURCHASE AND SALE OF UNITS

Section 1.1 Sale and Transfer of Units. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Seller agrees to sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser agrees to purchase and accept from the Seller, all of the Seller's rights, title and interest in and to the Units. Subject to the terms and conditions of this Agreement, the Purchaser agrees to deliver to the Seller, and the Seller agrees to accept, the Purchase Price (as defined below), in cash, without deduction or setoff of any kind (other than any transfer Taxes described in Section 6.7(m)), which delivery will be made by wire transfer in immediately available funds to the bank account or accounts designated by the Seller prior to the Closing.

Section 1.2 The Purchase Price.

(a) Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Purchaser of the Units, the Purchaser shall pay to the Seller in cash the sum of (w) $60,000,000 (the "Transaction Price"); (x) less an amount equal to Assumed Obligations (as defined below);

(y) increased by the amount, if any, by which Working Capital (as defined below) as of the Closing Date exceeds the Base Working Capital (as defined below) and (z) decreased by the amount, if any, which Working Capital as of the Closing Date is less than the Base Working Capital (the net of such amounts (w) through (z) being, the "Purchase Price"). An example of the Purchase Price calculation is set forth in Section 1.2(a) of the Seller Disclosure Schedule (as defined below).

(b) The term "Assumed Obligations" as used herein shall mean amounts required to be included on the consolidated balance sheets of the Company in accordance with GAAP (as defined in Section 3.4) as of the Closing Date for long-term indebtedness (including current portion), short-term indebtedness, capital lease obligations, preferred stock of subsidiaries and any other obligation for borrowed money less any Restricted Amounts. Assumed Obligations shall be determined on a basis consistent with past practice and consistent with the items outstanding as of December 31, 2001, set forth on Section 1.2(a) of the Seller Disclosure Schedule but including any other outstanding obligation meeting the definition of the preceding sentence at the applicable date set forth herein.

(c) The term "Working Capital" as used herein shall mean current assets less current liabilities (not counting in current liabilities any short-term indebtedness or current maturity of long-term debt included in Assumed Obligations) of the Company as of the applicable date set forth herein determined in accordance with GAAP plus any Available Amount. "Working Capital" shall be determined on a basis consistent with past practice and consistent with the calculation on Section 1.2(a) of the Seller Disclosure Schedule, provided, however, that for the purposes of this definition, current liabilities as of any date shall not include any Income Taxes payable, and current assets shall not include receivables from any Income Tax assets. "Income Taxes"shall mean any federal, state, local, or foreign Tax (as defined below) determined by reference to net income, net worth, or any Tax imposed in lieu of such a Tax.

(d) The term "Base Working Capital" as used herein means the amount shown on Section 1.2(a) of the Seller Disclosure Schedule. The Working Capital as of the Closing Date shall be calculated in the same manner as the Working Capital was calculated as set out on Section 1.2(a) of the Seller Disclosure Schedule.

(e) The term "Restricted Amount" as used herein means any monies held in the following accounts maintained pursuant to the Collateral Account Agreement dated as of June 1, 2001 (the "Collateral Account Agreement"), by and among Medina, Landesbank Hessen-Thüringen Girozentrale, New York Branch as Collateral Agent, and The Bank of New York as Depositary Agent and Securities Intermediary: Debt Service Reserve and Related Payments Account, Prepayment Account, Debt Service Reserve Account, Loss Proceeds Account, and Project Document Claims Account.

(f) The term "Available Amount" as used herein means any monies held in the following accounts maintained pursuant to the Collateral Account Agreement: Punch List Account, Project Revenues Collection Account, Operating Account, Major Maintenance Reserve Account, Distribution Account, and Payment Account.

(g) At the Closing, the Purchaser shall pay to the Seller a cash amount (the "Estimated Purchase Price") consisting of the sum of (i) the Transaction Price, (ii) less the estimated Assumed Obligations, (iii) increased by the amount, if any, by which the estimated Working Capital exceeds the Base Working Capital and (iv) decreased by the amount, if any, by which the estimated Working Capital is less than the Base Working Capital, all determined in good faith by the Seller on the basis hereinabove set forth using the unaudited consolidated balance sheets of the Company as of the last day of the month which precedes the month of the Closing Date by no more than 45 days. The Seller shall provide to the Purchaser a written calculation in reasonable detail of the Estimated Purchase Price on or prior to the fifth business day preceding the Closing Date.

(h) As promptly as practical, but in no event more than sixty (60) days after the Closing, the Purchaser shall cause the Company to prepare and deliver to the Seller and the Purchaser a draft of a statement prepared in good faith setting forth the relevant calculations resulting in the final Purchase Price (the "Proposed Final Purchase Price Statement") which shall show, as of the Closing Date, the actual Assumed Obligations and variance, if any, from the Base Working Capital. During the thirty (30) day period following the delivery by the Company of the Proposed Final Purchase Price Statement, the Seller and its auditors may review such statement and the working papers of the Company's auditors relating to the Proposed Final Purchase Price Statement and shall have such access to the Purchaser's and the Company's personnel as may be reasonably necessary to permit the Seller and its auditors to review in detail the manner in which the Proposed Final Purchase Price Statement was prepared. The Purchaser shall and shall cause the Company, as well as their advisors, to cooperate with the Seller and the Seller's auditors in facilitating such review. Upon completion of such review, the Seller shall give any comments or objections it has with respect to the Proposed Final Purchase Price Statement to the Purchaser and the Company in writing within such thirty (30) day period (the "Objection Letter"). The Purchaser and the Seller shall attempt in good faith to resolve any differences and issues as set forth in the Objection Letter. If no Objection Letter is delivered or the matters set forth in the Objection Letter are so resolved, then the Proposed Final Purchase Price Statement, as adjusted for any changes as are agreed upon by the Seller and the Purchaser, shall be final and binding upon the Seller and the Purchaser and shall constitute the final Purchase Price (the "Final Purchase Price"). If the matters raised by the Seller in the Objection Letter cannot be resolved between the Purchaser and the Seller within ten (10) days of the date of the Objection Letter, the question or questions in dispute shall then be promptly submitted to any "big five" accounting firm mutually agreeable to the Seller and the Purchaser (other than the Seller's auditors, the Purchaser's auditors and Arthur Andersen LLP), or if such accounting firm cannot or refuses to serve in such capacity, a mutually acceptable firm of independent public accountants of recognized standing, the decision of which as to such question or questions in dispute shall be final and binding upon the Seller and the Purchaser and the determination of the purchase price pursuant thereto shall be considered to be the Final Purchase Price. The accounting firm shall be instructed to resolve solely the question or questions in dispute within twenty (20) days of submission.

(i) In the event the Final Purchase Price is greater than the Estimated Purchase Price paid at the Closing by the Purchaser, then the Purchaser shall promptly (within five (5) business days of the determination of the Final Purchase Price) pay to the Seller an amount equal to the difference between the Final Purchase Price and the Estimated Purchase

Price. In the event the Final Purchase Price is less than the Estimated Purchase Price paid at the Closing by the Purchaser, then the Seller shall promptly (within five (5) business days of the determination of the Final Purchase Price) pay to the Purchaser an amount equal to the difference between the Estimated Purchase Price and the Final Purchase Price.

(j) The fees of the Company's auditors incurred in connection with the preparation of the Proposed Final Purchase Price Statement shall be borne by the Purchaser, and the fees of the Seller's auditors incurred in connection with their review of the Proposed Final Purchase Price Statement shall be borne by the Seller. The fees of any independent accounting firm appointed pursuant to this Section 1.2 shall be borne equally by the Seller and the Purchaser.

ARTICLE II
THE CLOSING

Section 2.1 Closing. The consummation of the sale and transfer of the Units by the Seller to the Purchaser (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1440 New York Avenue, NW, Washington, DC 20005 at 10:00 a.m., local time, on the second business day immediately following the date on which the last of the conditions set forth in Article VII hereof is fulfilled or waived (except for those conditions which by their nature can only be fulfilled at the Closing) or at such other time, date and place as the Seller and the Purchaser shall mutually agree (the "Closing Date").

Section 2.2 Deliveries by the Seller. At the Closing, the Seller shall deliver to the Purchaser:

(a) An assignment of the Membership Interests, duly and validly executed by the Seller and otherwise sufficient to vest in the Purchaser good title to the Units;

(b) The resignations of the members of the Board of Managers of the Company and each Company Subsidiary (as hereinafter defined);

(c) The limited liability company books, Unit ledgers and minute books of the Company and each Company Subsidiary; provided that any of the foregoing items shall be deemed to have been delivered pursuant to this Section 2.2(c) if such item has been delivered to, or is otherwise located at, the offices of the Company;

(d) A certificate of the Seller's non-foreign status for purposes of Section 1445 of the Internal Revenue Code of 1986, as amended (the "Code"); and

(e) Any other documents, instruments and writings required to be delivered by the Seller to the Purchaser pursuant to this Agreement.

Section 2.3 Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the Seller:

(a) The Estimated Purchase Price, in cash, which will be made by wire transfer in immediately available funds to the bank account or accounts designated by the Seller, in writing prior to the Closing; and

(b) Any other documents, instruments and writings required to be delivered by the Purchaser to the Seller pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser that except as set forth in the schedule delivered by the Seller on the date hereof (the "Seller Disclosure Schedule"):

Section 3.1 Organization and Qualification. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company and each Company Subsidiary (as defined in Section 3.2) is a limited liability company duly organized and validly existing under the laws of Illinois, has all requisite power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary other than in such jurisdictions where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect (as defined below). As used in this Agreement, the term "Company Material Adverse Effect" shall mean any material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that the term "Company Material Adverse Effect" shall not include effects that result from or are consequences of (i) any such effect resulting from any change in law, rule, or regulation of any Governmental Authority (as defined in Section 3.3(c)) that applies generally to similarly situated Persons (as defined in Section 3.10(a)(ii)), (ii) changes or developments in international, national, regional, state or local wholesale or retail markets for electric power or fuel or related products, including those due to actions by competitors, (iii) changes or developments in national, regional, state or local electric transmission or distribution systems, (iv) changes or developments in financial or securities markets or the economy in general or effects of weather or meteorological events, (v) events or changes that are consequences of terrorist activity, acts of war or acts of public enemies (other than any such event or consequence affecting only the Company or a Company Subsidiary) or (vi) the negotiation, announcement, execution, delivery, consummation or anticipation of the transactions contemplated by, or in compliance with, this Agreement. As used in this Agreement, the term "knowledge" (i) when referring to the knowledge of the Seller shall mean the actual knowledge of an executive officer of the Seller, and (ii) when referring to the knowledge of the Company shall mean the actual knowledge after reasonable due inquiry of an executive officer of the Company or a Company Subsidiary, as applicable.

Section 3.2 Subsidiaries; Capitalization.

(a) Section 3.2(a) of the Seller Disclosure Schedule (the "Subsidiary Schedule") sets forth a complete list, as of the date hereof, of all of the Company Subsidiaries and their respective jurisdictions of organization. All of the issued and outstanding units of the membership interest of each Company Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable, and are owned, directly or indirectly, by the Company free and clear of any liens, claims, security interests and other encumbrances of any nature whatsoever ("Encumbrances"). As used in this Agreement, the term "Subsidiary" of a Person shall mean any corporation or other entity (including partnerships and other business associations and joint ventures) of which at least a majority of the voting power represented by the outstanding capital stock or other voting securities or interests having voting power under ordinary circumstances to elect managers or similar members of the governing body of such corporation or entity (or, if there are no such voting interests, 50% or more of the equity interests in such corporation or entity) shall at the time be held, directly or indirectly, by such Person. The term "Company Subsidiary" shall mean a Subsidiary of the Company. Neither the Company nor any Company Subsidiary is a "holding company" or a "public utility company" within the meaning of Sections 2(a)(7) and 2(a)(5) of the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), respectively.

(b) All Units have been duly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. There are no options, warrants, calls, rights, commitments or agreements of any character to which the Seller, the Company or any Company Subsidiary is a party or by which it is bound obligating the Seller, the Company or any Company Subsidiary to issue, deliver or sell, pledge, grant a security interest on or encumber or cause to be issued, delivered or sold, pledged or encumbered or a security interest to be granted on, any units of the membership interest of the Company or any Company Subsidiary or obligating the Company or the Seller to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

Section 3.3 Authority; Non-Contravention; Statutory Approvals; Compliance.

(a) Authority. The Seller has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the applicable Seller Required Statutory Approvals (as defined in Section 3.3(c)), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Seller. No vote of, or consent by, the holders of any class or series of stock issued by the Seller is necessary to authorize the execution and delivery by the Seller of this Agreement or the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery hereof by the Purchaser, constitutes the valid and binding obligation of the Seller enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(b) Non-Contravention. The execution and delivery of this Agreement by the Seller does not, and the consummation of the transactions contemplated hereby will not, violate or result in a breach of any provision of, constitute a default (with or without notice or lapse of time or both) under, result in the termination or modification of, accelerate the performance required by, result in a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any Company Subsidiary (any such violation, breach, default, right of termination, modification, cancellation or acceleration, loss or creation, is referred to herein as a "Violation" with respect to the Seller and the Company and such term when used in Article IV has a correlative meaning with respect to the Purchaser) pursuant to any provisions of (i) the articles of incorporation, by-laws or similar governing documents of the Seller, the Operating Agreement of the Company or the limited liability company agreement or operating agreement of any Company Subsidiary, (ii) subject to obtaining the Seller Required Statutory Approvals, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority (as defined in Section 3.3(c)) applicable to the Seller, the Company or any Company Subsidiary or any of their respective properties or assets, or (iii) subject to obtaining the third-party consents set forth in Section 3.3(b)(iii) of the Seller Disclosure Schedule (the "Seller Required Consents"), any note, bond, mortgage, indenture, deed of trust, pledge, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Seller, the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) or (iii) for any such Violation which would not have a Company Material Adverse Effect or prevent, materially delay or materially impair the Seller's ability to consummate the transactions contemplated by this Agreement.

(c) Statutory Approvals. Except for (i) the filings by the Seller, the Company and/or the Purchaser, as applicable, required under the HSR Act (as defined in Section 6.2(a)), (ii) the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder, (iii) any filings with or approvals from (w) the Federal Energy Regulatory Commission (the "FERC"), (x) the Illinois Commerce Commission (the "ICC"), (y) the Federal Communications Commission, and (z) the other Governmental Authorities set forth on Section 3.3(c) of the Seller Disclosure Schedule (the filings and approvals referred to in clauses (i) through (iii) collectively referred to as the "Seller Required Statutory Approvals"), no declaration, filing or registration with, or notice to or authorization, consent or approval of, any court, federal, state, local or foreign governmental or regulatory body (including a national securities exchange or other self-regulatory body) or authority (each, a "Governmental Authority") is necessary for the execution and delivery of this Agreement by the Seller or the consummation by the Seller of the transactions contemplated hereby, except those which the failure to obtain would not result in a Company Material Adverse Effect or would not prevent, materially delay or materially impair the Seller's ability to consummate the transactions contemplated by this Agreement (it being understood that references in this Agreement to "obtaining" such Seller Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

(d) Compliance. To the knowledge of the Seller or the Company, neither the Company nor any Company Subsidiary is in violation of, is under investigation with respect to any violation of, or has been given notice of or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority, except for possible violations which would not have a Company Material Adverse Effect or would not prevent, materially delay or materially impair the ability of the Seller to consummate the transactions contemplated by this Agreement. To the knowledge of the Seller and the Company, the Company and each Company Subsidiary have all material permits, licenses, franchises and other governmental authorizations, consents and approvals (collectively, "Permits") necessary to conduct their businesses as presently conducted except those that the absence of which would not have a Company Material Adverse Effect or would not prevent, materially delay or materially impair the ability of the Seller to consummate the transactions contemplated by this Agreement. Except as would not have a Company Material Adverse Effect, (i) each Permit is in full force and effect in accordance with its terms, (ii) there is no outstanding written nor, to the knowledge of the Seller or the Company, any other notice of revocation, and there are no proceedings pending or, to the knowledge of the Seller or the Company, threatened that seek revocation, cancellation or termination of any Permit. Neither the Company nor any Company Subsidiary is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default by the Company or any Company Subsidiary under, (i) their respective operating agreements or limited liability company agreements or (ii) to the knowledge of the Seller and the Company, any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which it is a party or by which it is bound or to which any of its property is subject, except in the case of clause (ii) for possible violations, breaches or defaults which would not have a Company Material Adverse Effect or would not prevent, materially delay or materially impair the ability of the Seller to consummate the transactions contemplated by this Agreement.

Section 3.4 Financial Statements. The audited consolidated financial statements and unaudited interim financial statements of the Company (the "Company Financial Statements") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the period involved (except as may be stated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and the Company Subsidiaries as of the time and for the period referred to therein, subject, in the case of unaudited interim financial statements, to normal, recurring audit adjustments.

Section 3.5 Absence of Certain Changes or Events; Absence of Undisclosed Liabilities.

(a) Since December 31, 2001 through the date hereof, the Company and each of the Company Subsidiaries has conducted its businesses only in the ordinary course of business consistent with past practice and there has not been any development or combination of developments affecting the Company or any Company Subsidiary, of which the Seller and the Company has knowledge, that would have a Company Material Adverse Effect.

(b) Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except those which (i) are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto, (ii) were incurred in the ordinary course of business and would not have a Company Material Adverse Effect, (iii) have been discharged or paid in full prior to the date hereof, or (iv) are of a nature not required to be reflected in the consolidated financial statements of the Company and the Company Subsidiaries prepared in accordance with GAAP consistently applied.

Section 3.6 Litigation. There are no claims, suits, actions or proceedings before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator pending or, to the knowledge of the Seller or the Company, threatened against, relating to or affecting the Company or any Company Subsidiary which would have a Company Material Adverse Effect or would prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to the Company or any Company Subsidiary except for such that would not have a Company Material Adverse Effect or would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement.

Section 3.7 Tax Matters.

(a) (i) The Company and each Company Subsidiary has timely filed (or has had filed on its behalf) with appropriate taxing authorities all material Tax Returns required to be filed by it, such Tax Returns are correct, complete and accurate in all material respects, and all Taxes shown as due on such Tax Returns have been paid; (ii) all material Tax withholding and deposit requirements imposed on or with respect to the Company and each Company Subsidiary (including any withholding with respect to wages or other amounts paid to employees) have been satisfied in full in all material respects; (iii) there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any material Taxes or deficiencies against the Company or any Company Subsidiary; (iv) no federal, state, local, or foreign Audit for which the Company, or any Company Subsidiary has received written notification are presently pending with regard to any material Taxes or material Tax Returns filed by or on behalf of the Seller, the Company or any Company Subsidiary; (v) neither the Company nor any Company Subsidiary is a party to any agreement providing for the allocation or sharing of Taxes; and (vi) neither the Company nor any Company Subsidiary has been a member of any affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Seller and the Company).

(b) As used in this Agreement: (i) the term "Tax" means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect thereto; (ii) the term "Tax Return" means all returns and reports (including elections,

declarations, disclosures, schedules, estimates, information returns, and amended returns and reports) required to be supplied to a Tax authority relating to Taxes; and (iii) the term "Audit" means any audit, assessment of Taxes, reassessment of Taxes, or other examination by any Governmental Authority or any judicial or administrative proceedings or appeal of such proceedings.

(c) The Company has elected under federal income tax law to be taxed as a corporation for federal income tax purposes and has filed the appropriate documentation with all applicable Governmental Authorities.

Section 3.8 Employee Benefits; ERISA.

(a) Company Plans. Section 3.8(a) of the Seller Disclosure Schedule (the "Company Plan Schedule") contains a true and complete list of each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination, change-of-control or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company, a Company Subsidiary, or by any trade or business, whether or not incorporated, that together with the Company, or a Company Subsidiary, would be deemed a "single employer" within the meaning of Section 414(b), (c), (m) or (o) of the Code (an "ERISA Affiliate"), or to which the Company, a Company Subsidiary or an ERISA Affiliate is a party in each case for the benefit of any current or former employee, officer or director of the Company or a Company Subsidiary (the "Company Plans").

(b) Deliveries. With respect to each Company Plan, the Seller has heretofore delivered or made available to the Purchaser true and complete copies of, as applicable, (i) the Company Plan and any amendments thereto; (ii) if the Company Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement; and (iii) the most recent determination letter received from the Internal Revenue Service with respect to each Company Plan intended to qualify under Section 401 of the Code and the most recent letter of recognition of exemption with respect to any Company Plan or related trust that is intended to meet the requirements of Section 501(c)(9) of the Code; (iv) the most recent summary plan description and subsequent summaries of material modifications; (v) the most recently filed Form 5500; and (vi) the most recently prepared actuarial valuation report.

(c) Absence of Liability. No material liability under Title IV of ERISA has arisen with respect to the Company, a Company Subsidiary or any ERISA Affiliate that has not been satisfied in full and which would cause the Company or any Company Subsidiary to incur any material liability, and, to the knowledge of the Seller or the Company, no condition exists that presents a material risk to the Company or any Company Subsidiary of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation ("PBGC") (which premiums have been paid when due).

(d) Funding. No Company Plan subject to Title IV of ERISA (a "Title IV Company Plan"), Section 302 of ERISA or Section 412 of the Code, or any trust established thereunder and no other plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code maintained or contributed to by any ERISA Affiliate has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of such plan ended prior to the Closing Date which deficiency could cause the Company or any Company Subsidiary to incur any material liability. All contributions or payments required to be made by the Company, any Company Subsidiary or any ERISA Affiliate with respect to any Company Plan have been timely made. The aggregate accumulated benefit obligations of Title IV Company Plan (as of the most recent actuarial valuation date) do not exceed the fair market value of the assets of such plan (as of the date of such valuation).

(e) Multiemployer Plan. No Title IV Company Plan is a "multiemployer plan," as defined in Section 4001(a)(3) of ERISA, nor is any Title IV Company Plan a plan described in Section 4063(a) of ERISA.

(f) No Violations. Each Company Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code. No investigation, audit or dispute relating to any Company Plan is pending or, to the knowledge of the Seller and the Company, threatened before any governmental agency. None of the Seller, the Company, the Company Subsidiaries nor, to the knowledge of the Seller or the Company, any other "disqualified person" (within the meaning of Section 4975 of the Code) or "party in interest" (within the meaning of Section 3(14) of ERISA) has taken or omitted to take any action with respect to any Company Plan which would subject any such plan (or its related trust), the Company or any Company Subsidiary or any officer, director or employee of any of the foregoing to any penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code or material liability for breach of fiduciary responsibility under ERISA. Neither the Company nor any Company Subsidiary has agreed to indemnify any other party for any liabilities or expenses which have been or may in the future be incurred by or asserted against such person with respect to any Company Plan, which indemnification would have a Company Material Adverse Effect.

(g) Section 401(a) Qualification; Exemption. Each Company Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified except where the failure to be so qualified would not have a Company Material Adverse Effect and has received a determination letter from the Internal Revenue Service to the effect that it is so qualified. To the knowledge of the Seller and the Company, nothing has occurred since the issuance of such letter which would affect such Company Plan's qualification. Each Company Plan or related trust intended to meet the requirements of Section 501(c)(9) of the Code meets such requirements and has received a letter of recognition of exemption from the Internal Revenue Service to that effect. To the knowledge of the Seller and the Company, nothing has occurred since the issuance of such letter which could affect such Company Plan's or related trust's exemption under Section 501(a) of the Code by reason of Section 501(c)(9) of the Code.

(h) Post-Employment Benefits. No Company Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or

former employees of the Company or any Company Subsidiary for periods extending beyond their respective dates of retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits under any "pension plan," or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(i) Deductibility. No amounts payable under the Company Plan will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(j) Effect of Change of Control. The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another related event, (i) entitle any current or former employee, officer or limited liability company manager of the Company to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or limited liability company manager.

(k) Claims. There are no pending or, to the knowledge of the Seller and the Company, threatened claims by or on behalf of any Company Plan, by any current or former employee, officer or limited liability company manager or beneficiary thereof covered under any such Company Plan, or otherwise involving any such Company Plan (other than routine claims for benefits), and neither the Seller nor the Company has knowledge of facts which would form a reasonable basis for any such claim.

Section 3.9 Labor and Employee Relations. Neither the Company nor the Company Subsidiaries are party to any collective bargaining agreement or other labor agreement with any union or labor organization. Except to the extent as would not have a Company Material Adverse Effect, as of the date hereof, there is no strike, lockout, slowdown or work stoppage pending or, to the knowledge of the Seller or the Company, threatened against the Company or any of the Company Subsidiaries.

Section 3.10 Environmental Protection.

(a) (i) To the knowledge of the Seller or the Company, the Company and each Company Subsidiary are in compliance with all applicable Environmental Laws, including, but not limited to, possessing all permits and other governmental authorizations required for their operations under applicable Environmental Laws, except for such noncompliance that would not have a Company Material Adverse Effect.

(ii) To the knowledge of the Seller or the Company, there is no pending or threatened written claim, lawsuit, or administrative proceeding against the Company or any Company Subsidiary under or pursuant to any Environmental Law that would have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any administrative or judicial consent order or decree in connection with any Environmental Laws or the release of Hazardous Substances that is having or would have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written notice from any Person, including but

not limited to any Governmental Authority, alleging that the Company or any Company Subsidiary is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved and which would have a Company Material Adverse Effect. As used in this Agreement, the term "Person" shall mean any natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or entity of any kind.

(iii) To the knowledge of the Seller or the Company, with respect to the real property that was formerly or is currently owned or leased by the Company or any Company Subsidiary, there have been no spills or discharges of Hazardous Substances on or underneath any of such real property that would result in a Company Material Adverse Effect.

(b) For purposes of this Agreement:

(i) "Environmental Laws" shall mean all foreign, federal, state and local laws, regulations, rules and ordinances relating to pollution or protection of the environment, including, without limitation, laws relating to releases or threatened releases of Hazardous Substances into the environment (including, without limitation, ambient air, surface water, groundwater, land, surface and subsurface strata). Such laws include the common law to the extent that it relates to injuries caused by the release or presence of Hazardous Substances.

(ii) "Hazardous Substances" shall mean any chemicals, materials or substances defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "hazardous constituents", "restricted hazardous materials", "extremely hazardous substances", "toxic substances", "contaminants", "pollutants", "toxic pollutants", or words of similar meaning and regulatory effect under any applicable Environmental Law including, without limitation, petroleum and asbestos.

(c) The representations and warranties set forth in this Section 3.10 are the sole and exclusive representations and warranties relating to environmental matters made by the Company or the Seller in this Agreement.

Section 3.11 Regulation as an EWG. Medina is an exempt wholesale generator regulated by the FERC. Neither the Company nor any "subsidiary company" or "affiliate" (as each such term is defined in PUHCA) of the Company (other than Central Illinois Light Company and Central Illinois Generation, Inc.) is subject to regulation as a public utility or public service company (or similar designation) by the FERC or any municipality, locality or state in the United States or any foreign country.

Section 3.12 Insurance. Each of the Company and the Company Subsidiaries is insured and has been continuously insured since their respective dates of organization with

financially responsible or nationally recognized insurers in such amounts and against such types of risks as is customary and appropriate in its industry or otherwise deemed reasonable by the Seller except as would not have a Company Material Adverse Effect. The Seller has not received any written notice of cancellation or termination with respect to any insurance policy of the Company or the Company Subsidiaries except as would not have a Company Material Adverse Effect.

Section 3.13 Real Property. Except as would not have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries have good and valid title to, or a valid leasehold interest in all of the real property used by the Company or the Company Subsidiaries, respectively (collectively, the "Company Properties"), in each case free and clear of any Encumbrances and (b) the Company Properties (taking into account, without limitation, all Encumbrances related thereto, all zoning and other restrictions applicable thereto and the condition thereof) are suitable and adequate for the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted.

Section 3.14 Affiliate Contracts. Section 3.14 of the Seller Disclosure Schedule contains a true and complete list of each agreement or contract as of the date hereof between (i) the Company and its Subsidiaries, on one hand, and (ii) the Seller and any affiliate thereof (other than the Company and its Subsidiaries) on the other (collectively, the "Affiliate Contracts").

Section 3.15 Brokers or Finders. Neither the Seller nor the Company has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Lehman Brothers Inc., whose fees and expenses will be paid by the Seller in accordance with the Seller's agreements with such firm.

Section 3.16 Contracts.

(a) Section 3.16(a) of the Seller Disclosure Schedule contains a complete and correct list of all contracts relating to the business of the Company and the Company Subsidiaries as of the date hereof which (i) have a term in excess of one year and (ii) provide for aggregate consideration in an amount in excess of $2 million (the "Material Contracts"). There are no defaults under any Material Contracts which have or would have a Company Material Adverse Effect. As of the date hereof, the Seller has not received any written notice of cancellation relating to a Material Contract and has no knowledge of facts that a Material Contract is likely to be cancelled, except for such cancellations which would not have a Company Material Adverse Effect. The Seller has provided or made available to the Purchaser true, correct and complete copies of all Material Contracts, including all amendments thereto except for such contracts that by their terms prohibit disclosure to third parties.

(b) Each Material Contract is a valid and binding agreement and is in full force and effect except to the extent such contract has expired by its own terms without penalty, and enforceable by the Company or any of the Company Subsidiaries in accordance with its terms, and none of the Company and the Company Subsidiaries or, to the knowledge of the Seller or the Company, any other party thereto is in default or breach under the terms of any such

contracts and, to the knowledge of the Seller or the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder other than in each case defaults or breaches that would not have a Company Material Adverse Effect.

Section 3.17 Regulatory Proceedings. Neither the Company nor any of the Company Subsidiaries all or part of whose rates or services are regulated by a Governmental Authority (a) has rates that have been or are being collected subject to refund pending a final resolution of any rate proceeding pending before a Governmental Authority or on appeal to the courts, or (b) is a party to any rate proceeding before a Governmental Authority that in each case would result in orders having a Company Material Adverse Effect.

Section 3.18 Limitation on Representations and Warranties. Except for the representations and warranties contained in this Article III, neither the Seller nor any other Person or entity acting on behalf of the Seller makes any representation or warranty, express or implied, concerning the Units or the business, finances, operations, assets, liabilities, prospects or any other aspect of the Company and the Company Subsidiaries.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller that except as set forth in the reports, schedules, registration statements and definitive proxy and all amendments thereto filed publicly not earlier than January 1, 2001 and not later than the close of business on the day prior to the date of this Agreement with the SEC by the Purchaser or any Purchaser Subsidiary (or their predecessors) pursuant to the requirements of the Securities Act or the Exchange Act (as such documents have since the time of their filing been amended publicly not earlier than January 1, 2001 and not later than the close of business on the day prior to the date of this Agreement, the "Purchaser SEC Reports") or in the schedule delivered by the Purchaser on the date hereof (the "Purchaser Disclosure Schedule"):

Section 4.1 Organization and Qualification. The Purchaser and each of the Purchaser Subsidiaries (as defined below) is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary other than in such jurisdictions where the failure to be so qualified or in good standing would not have a Purchaser Material Adverse Effect (as defined below) or prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. As used in this Agreement, the term "Purchaser Material Adverse Effect" shall mean any material adverse effect on the business, assets, financial condition or results of operations of the Purchaser and the Purchaser Subsidiaries, taken as a whole; provided, however, that the term "Purchaser Material Adverse Effect" shall not include effects that result from or are consequences of (i) any such effect resulting from any change in law, rule or regulation of any Governmental Authority (as defined in Section 3.3(c)), that applies generally to similarly situated

Persons (as defined in Section 3.10(a)(ii)), (ii) changes or developments in international, national, regional, state or local wholesale or retail markets for electric power or fuel or related products, including those due to actions by competitors, (iii) changes or developments in national, regional, state or local electric transmission or distribution systems, (iv) changes or developments in financial or securities markets or the economy in general or effects of weather or meteorological events, (v) events or changes that are consequences of terrorist activity, acts of war or acts of public enemies (other than any such event or consequence affecting only the Purchaser or a Purchaser Subsidiary) or (vi) the negotiation, announcement, execution, delivery, consummation or anticipation of the transactions contemplated by, or in compliance with, this Agreement. The term "Purchaser Subsidiary" shall mean a Subsidiary of the Purchaser.

Section 4.2 Authority; Non-Contravention; Statutory Approvals; Compliance.

(a) Authority. The Purchaser has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the applicable Purchaser Required Statutory Approvals (as defined in Section 4.2(c)), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser. No vote of, or consent by, the holders of any class or series of stock issued by the Purchaser is necessary to authorize the execution and delivery by the Purchaser of this Agreement or the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery hereof by the Seller, constitutes the valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(b) Non-Contravention. The execution and delivery of this Agreement by the Purchaser does not, and the consummation of the transactions contemplated hereby will not, result in a Violation pursuant to any provisions of (i) the certificate of incorporation, by-laws or similar governing documents of the Purchaser or any of the Purchaser Subsidiaries, (ii) subject to obtaining the Purchaser Required Statutory Approvals, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to the Purchaser or any of the Purchaser Subsidiaries or any of their respective properties or assets, or (iii) subject to obtaining the third-party consents set forth in Section 4.2(b)(iii) of the Purchaser Disclosure Schedule (the "Purchaser Required Consents"), any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Purchaser or any of the Purchaser Subsidiaries is a party or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) or (iii) for any such Violation which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement.

(c) Statutory Approvals. Except for (i) the filings by the Seller, the Company, and/or the Purchaser, as applicable, required under the HSR Act (as defined below), (ii) the applicable requirements of the Exchange Act and the rules and regulations promulgated

thereunder, and (iii) any filings with or approvals from (x) the FERC, (y) the Federal Communications Commission and (z) the other Governmental Authorities set forth on Section 4.2(c) of the Purchaser Disclosure Schedule (the filings and approvals referred to in clauses (i) through (iii) collectively referred to as the "Purchaser Required Statutory Approvals"), no declaration, filing or registration with, or notice to or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby, except those which the failure to obtain would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement (it being understood that references in this Agreement to "obtaining" such Purchaser Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

(d) Compliance. Neither the Purchaser nor any of the Purchaser Subsidiaries is under investigation with respect to any violation of, or has been given notice of or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority, except for possible violations which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. The Purchaser and the Purchaser Subsidiaries have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted except those that the absence of which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. Neither the Purchaser nor any of the Purchaser Subsidiaries is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default by the Purchaser or any Purchaser Subsidiary under (i) their respective certificates of incorporation or by-laws or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which they are a party or by which the Purchaser or any Purchaser Subsidiary is bound or to which any of their property is subject, except for possible violations, breaches or defaults which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement.

Section 4.3 Purchaser SEC Reports; Financial Statements. The filings required to be made by the Purchaser under the Securities Act and the Exchange Act have been filed with the SEC and complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statutes and the rules and regulations thereunder. As of their respective dates, none of the Purchaser SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Purchaser included in the Purchaser SEC Reports have been prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be stated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of

the Purchaser as of the time and for the period referred to therein, subject, in the case of unaudited interim financial statements, to normal, recurring audit adjustments.

Section 4.4 Litigation. There are no claims, suits, actions or proceedings by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator, pending or, to the knowledge of the Purchaser, threatened against, relating to or affecting the Purchaser or any Purchaser Subsidiaries which would prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to the Purchaser or any Purchaser Subsidiaries except for such that would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement.

Section 4.5 Investigation by the Purchaser; the Seller's Liability. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis were done by the Purchaser and its affiliates and, to the extent the Purchaser deemed appropriate, by the Purchaser's representatives. The Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Company and the Company Subsidiaries for such purpose. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations of the Seller or its representatives (except the specific representations and warranties of the Seller set forth in Article III of this Agreement), and the Purchaser:

(a) acknowledges that none of the Seller, the Company, the Company Subsidiaries or any of their respective directors, managers, officers, shareholders, employees, affiliates, controlling Persons, agents, advisors or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information (including materials furnished in the Company's data room, presentations by the Company's management, financial projections or otherwise) provided or made available to the Purchaser or its directors, officers, employees, affiliates, controlling Persons, agents or representatives, and

(b) agrees, to the fullest extent permitted by law, that none of the Seller, the Company, the Company Subsidiaries or any of their respective directors, managers, officers, employees, shareholders, affiliates, controlling Persons, agents, advisors or representatives shall have any liability or responsibility whatsoever to the Purchaser or its directors, officers, employees, affiliates, controlling Persons, agents or representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (including materials furnished in the Company's data room, presentations by the Company's management, financial projections or otherwise) to the Purchaser or its directors, officers, employees, affiliates, controlling Persons, advisors, agents or representatives (or any omissions therefrom), including in respect of the specific representations and warranties of the Seller set forth in this Agreement, except that the foregoing

limitations shall not apply to the Seller insofar as the Seller makes the specific representations and warranties set forth in Article III of this Agreement, but always subject to the limitations and restrictions contained in Article IX.

Section 4.6 Acquisition of Units for Investment; Ability to Evaluate and Bear Risk.

(a) The Purchaser is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act. The Purchaser is acquiring the Units for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Units. The Purchaser agrees that the Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under such Act and such laws.

(b) The Purchaser is able to bear the economic risk of holding the Units for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Units.

Section 4.7 Financing. The Purchaser will have as of the Closing, sufficient cash in immediately available funds to pay the Estimated Purchase Price pursuant to Article I hereof and to consummate the transactions contemplated hereby.

Section 4.8 Brokers or Finders. The Purchaser has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Goldman, Sachs & Co., whose fees and expenses will be paid by the Purchaser in accordance with the Purchaser's agreement with such firm.

ARTICLE V
CONDUCT OF BUSINESS PENDING THE CLOSING

Section 5.1 Covenants of the Seller. After the date hereof and prior to the Closing or earlier termination of this Agreement, the Seller agrees that, except as set forth in Section 5.1 of the Seller Disclosure Schedule and except (i) as contemplated in or permitted by this Agreement, (ii) as provided for in the annual budgets or capital budgets (copies of which, in their current form, have been made available to the Purchaser and included in the Seller Disclosure Schedule) for the Company and each Company Subsidiary, (iii) in connection with necessary repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matters, (iv) as required by law, rule or regulation, or (v) to the extent the Purchaser shall otherwise consent, which decision regarding consent shall be made promptly, and which consent shall not be unreasonably withheld, conditioned or delayed:

(a) the business of the Company and each Company Subsidiary shall be conducted in the ordinary and usual course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, the Company and each Company Subsidiary shall use its respective commercially reasonable efforts to preserve its business organization

intact and maintain its existing relations and goodwill with customers, suppliers, creditors, lessors and business associates;

(b) the Company shall not, nor shall the Company permit any of the Company Subsidiaries to, (i) amend their operating agreements or limited liability company agreements other than amendments which are ministerial in nature or otherwise immaterial; (ii) split, combine or reclassify their outstanding Units of Membership Interests; (iii) declare, set aside or pay any distribution payable in cash, stock or property in respect of any Units other than (A) distributions paid to the Company or its wholly-owned Subsidiaries or (B) dividends in respect of earnings of the Company for the period between March 31, 2002 and the Closing Date not in excess of 100% of the net income for such period; or (iv) repurchase, redeem or otherwise acquire any of its Units of Membership Interests or any securities convertible into or exchangeable or exercisable for any of its Units of Membership Interests;

(c) neither the Company nor any Company Subsidiary shall issue, sell, or dispose of any Units of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any Units of its Membership Interests or any other property or assets;

(d) neither the Company nor any Company Subsidiary shall incur any indebtedness except for indebtedness that is incurred in the ordinary and usual course of business and complies with the restrictions of Section 5.1(d) of the Seller Disclosure Schedule;

(e) neither the Company nor any Company Subsidiary shall repay principal on existing indebtedness except in accordance with the amortization schedule of such debt;

(f) neither the Company nor any Company Subsidiary shall make any acquisition of, or investment in, assets or stock of any other Person or entity, other than in the ordinary and usual course of business and not to exceed singularly or in the aggregate $2 million in any calendar year and no acquisition or investment shall be of any public utility company (as defined in PUHCA) or in a business or any interest in a business which would not be retainable by the Purchaser under PUHCA following the Closing;

(g) neither the Company nor any Company Subsidiary shall sell, lease, license, encumber or otherwise dispose of any of its assets, other than in the ordinary and usual course of business, and in an amount not to exceed singularly or in the aggregate $2 million in any calendar year;

(h) neither the Company nor any Company Subsidiary shall terminate, establish, adopt, enter into, make any new grants or awards of unit-based compensation or other benefits under, amend or otherwise materially modify any Company Plan or increase the salary, wage, bonus or other compensation of any managers, officers or employees except (i) for grants or awards to managers, officers and employees under any existing Company Plan in such amounts and on such terms as are consistent with past practice, (ii) in the normal and usual course of business (which shall include normal periodic performance reviews and related plans and the provision of any individual Company Plan consistent with past practice for newly hired,

appointed or promoted officers and employees), or (iii) for actions necessary to satisfy existing contractual obligations under any Company Plan existing as of the date hereof or to comply with applicable law;

(i) the Company and each Company Subsidiary shall maintain insurance with financially responsible or nationally recognized insurers in such amounts and against such risks and losses as are consistent with the insurance maintained by the Company and each Company Subsidiary, respectively, in the ordinary and usual course of business;

(j) the Company shall not, nor shall it permit any of the Company Subsidiaries to, change any material financial or Tax accounting method, policies, practices or election, except as required by GAAP or SEC accounting regulations or guidelines or applicable law;

(k) the Seller and the Company shall promptly provide the Purchaser with copies of all filings made by the Seller, the Company or any Company Subsidiary with, and inform the Purchaser of any communications received from, any state or federal court, administrative agency, commission or other Governmental Authority in connection with this Agreement and the transactions contemplated hereby;

(l) the Seller, the Company and each Company Subsidiary shall use their respective best efforts to promptly obtain all of the Seller Required Consents and the Seller Required Statutory Approvals. The Seller shall promptly notify the Purchaser of any failure or prospective failure to obtain any such consents or approvals and, if requested by the Purchaser, shall provide copies of all of the Seller Required Consents and the Seller Required Statutory Approvals obtained by the Seller, the Company and each Company Subsidiary to the Purchaser;

(m) the Company shall not, nor shall it permit any of the Company Subsidiaries to, enter into any material agreement or arrangement with any other person that, directly or indirectly, controls or is under common control with or is controlled by the Seller, or any of its respective subsidiaries on terms to the Company or the Company Subsidiaries materially less favorable than could be reasonably expected to have been obtained with an unaffiliated third party on an arm's-length basis;

(n) the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to maintain in effect or renew all existing material Permits pursuant to which the Company or any of the Company Subsidiaries operate;

(o) the Seller shall not, nor shall it permit any Subsidiary of the Seller to, directly or indirectly, solicit for employment by such persons any of the current officers, managers or employees of the Company or any Company Subsidiary except for those persons specified on Section 5.1(o) of the Seller Disclosure Schedule; provided that the Seller and the Subsidiaries of the Seller shall not be prohibited from employing any such person who contacts the Seller or any Subsidiary of the Seller on his or her own initiative or who responds to a general solicitation through the use of media advertisements, the Internet or professional search firms; and

(p) the Company shall not, nor shall it permit any Company Subsidiary to, transfer or assign any contracts to which the Company or any of the Company Subsidiaries is a party, to any of the Company's affiliates (other than the Company Subsidiaries) or to CILCORP Inc., or any of its Subsidiaries.

Section 5.2 No Solicitation and Confidentiality.

(a) From the date hereof through the Closing, none of the parties nor their representatives (including, without limitation, investment bankers, attorneys and accountants) shall, directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any other way with, any person or other entity or group, concerning any sale of all or a portion of the Company, or of any membership units of the Company or any Company Subsidiary or any merger, consolidation, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary (each such transaction being referred to herein as a "Proposed Acquisition Transaction") other than with (i) the Purchaser and its representatives, or (ii) as required by law. Neither the Seller nor the Company shall, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act) or entity relating to any Proposed Acquisition Transaction. The Seller and the Company represent that they are not now engaged in discussions or negotiations with any party other than the Purchaser with respect to any of the foregoing.

(b) Notification. The Seller and the Company shall promptly notify the Purchaser if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested with respect to any Proposed Acquisition Transaction and notify the Purchaser of the identity of the prospective purchaser or soliciting party and any other information relating to such inquiry or proposal known to the Seller, the Company or any Company Subsidiary.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1 Access to Company Information. Upon reasonable notice, the Seller shall, and shall cause the Company and each Company Subsidiary to, afford to the officers, directors, managers, employees, accountants, counsel, investment bankers, financial advisors and other representatives (collectively, "Representatives") of the Purchaser reasonable access, during normal business hours throughout the period prior to the Closing Date, to all of the Company's and the Company Subsidiaries' properties, books, contracts, commitments and records and, during such period, the Seller shall, and shall cause the Company and each Company Subsidiary to, furnish promptly to the Purchaser and its Representatives, (i) access to each report, schedule and other document filed or received by the Company, each Company Subsidiary pursuant to the requirements of federal or state securities laws or filed with or sent to any federal or state regulatory agency or commission and (ii) access to all information concerning the Company, each Company Subsidiary and its respective managers and officers and such other matters as may be reasonably requested by the Purchaser or its Representatives in

connection with any filings, applications or approvals required or contemplated by this Agreement or for any other reason related to the transactions contemplated by this Agreement. The Purchaser agrees to indemnify and hold the Seller, the Company and the Company Subsidiaries harmless from any and all claims and liabilities, including costs and expenses for loss, injury to or death of any Representative of the Purchaser, and any loss, damage to or destruction of any property owned by the Seller, the Company or the Company Subsidiaries or others (including claims or liabilities for loss of use of any property) resulting directly or indirectly from the action or inaction of any of the Representatives of the Purchaser during any visit to the business or property sites of the Company or the Company Subsidiaries prior to the Closing Date, whether pursuant to this Section 6.1 or otherwise. None of the Purchaser nor any of its Representatives shall conduct any environmental testing or sampling on any of the business or property sites of the Company or the Company Subsidiaries prior to the Closing Date. Each party shall, and shall cause its Subsidiaries and Representatives to, hold in strict confidence all documents and information concerning the other furnished to it in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated November 15, 2001, as amended, entered into by and between the Seller and the Purchaser (the "Confidentiality Agreement").

Section 6.2 Regulatory Matters.

(a) HSR Filings. Each party hereto shall, as soon as practicable as mutually agreed by the parties, file or cause to be filed with the Federal Trade Commission (the "FTC") and the Department of Justice (the "DOJ") any notifications required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Such parties shall use all best efforts to respond on a timely basis to any requests for additional information made by either of such agencies.

(b) Other Regulatory Approvals. Each party hereto shall cooperate and use best efforts to prepare and file as soon as practicable all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use best efforts to obtain all necessary permits, consents, approvals and authorizations of all Governmental Authorities necessary or advisable to obtain the Seller Required Statutory Approvals and the Purchaser Required Statutory Approvals. The parties further agree to use best efforts (i) to take any act, make any undertaking or receive any clearance or approval required by any Governmental Authority or applicable law and (ii) to satisfy any conditions imposed by any Governmental Authority in all Final Orders (as defined in and for purposes of Section 7.1(b)). Each of the parties shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, and (ii) not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other party hereto (which shall not be unreasonably withheld or delayed). Each of the parties shall make best efforts to avoid or eliminate each and every impediment under any antitrust, competition, or trade or energy regulation law (including the Federal Power Act, as amended, and the FERC's regulations thereunder) that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby so as to enable the Closing Date to occur as soon as reasonably possible. The steps involved in the preceding sentence shall include proposing, negotiating,

committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Purchaser or its affiliates (including their respective Subsidiaries) or agreeing to such limitations on its or their conduct or actions as may be required in order to obtain the Seller Required Statutory Approvals and the Purchaser Required Statutory Approvals as soon as reasonably possible, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing Date, and defending through litigation on the merits, including appeals, any claim asserted in any court by any party.

(c) Exception. Notwithstanding anything to the contrary in Section 6.2, neither party shall be required to take any actions that would have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, and, further, any terms or conditions imposed by the FERC, the FTC or the Antitrust Division of the DOJ relating to market power, including but not limited to, divestiture of generation or transmission improvements, shall not constitute a Company Material Adverse Effect or a Purchaser Material Adverse Effect.

(d) Responsibilities. The Seller and the Purchaser agree that (i) the Purchaser shall have primary responsibility for the preparation and filing of any applications with or notifications to the FERC, the FTC and/or the DOJ and the SEC under PUHCA and (ii) the Seller and the Purchaser shall have joint responsibility for the preparation and filing of any applications with or notifications to the ICC. Each party shall have the right to review and approve in advance drafts of all such necessary applications, notices, petitions, filings and other documents made or prepared in connection with the transactions contemplated by this Agreement, which approval shall not be unreasonably withheld or delayed.

Section 6.3 Consents. The Seller and the Purchaser agree to use reasonable best efforts to obtain the Seller Required Consents and the Purchaser Required Consents, respectively, and to cooperate with each other in connection with the foregoing.

Section 6.4 Managers' and Officers' Indemnification.

(a) Indemnification. From and after the Closing Date, the Purchaser shall cause the Company, to the fullest extent permitted under applicable law, to indemnify and hold harmless (and advance funds in respect of each of the foregoing) each present and former employee, agent, manager or officer of the Company and the Company Subsidiaries (each, together with such person's heirs, executors or administrators, an "Indemnified Party" and collectively, the "Indemnified Parties") against any costs or expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an "Action"), arising out of, relating to or in connection with any action or omission by such Indemnified Party in his or her capacity as an employee, agent, manager or officer occurring or alleged to have occurred whether before or after the Closing Date (including acts or omissions in connection with such person's service as an officer, manager or other fiduciary in any entity if such service was at the request or for the benefit of the

Company or any of the Company Subsidiaries) or this Agreement or the transactions contemplated hereby. In the event of any such Action, the Purchaser shall cooperate with the Indemnified Party in the defense of any such Action.

(b) Survival of Indemnification. To the fullest extent not prohibited by law, from and after the Closing Date, all rights to indemnification now existing in favor of the Company Indemnified Parties with respect to their activities as such prior to or on the Closing Date, as provided in the Company's and each Company Subsidiary's respective articles of incorporation, by-laws, other organizational documents or indemnification agreements in effect on the date of such activities or otherwise in effect on the date hereof, shall survive the Closing and shall continue in full force and effect for a period of not less than six years from the Closing Date, provided that, in the event any claim or claims are asserted or made within such six-year period, all such rights to indemnification in respect of any claim or claims shall continue until final disposition of such claim or claims.

(c) Insurance. For a period of six years after the Closing Date, the Purchaser shall or the Purchaser shall cause the Company to maintain in effect policies of directors' and officers' liability insurance equivalent to those maintained by the Seller on behalf of the Company prior to the Closing Date for the benefit of those persons who are currently covered by such policies on terms no less favorable than the terms of such current insurance coverage; provided, however, that the Purchaser will not be required to expend in any year an amount in excess of 200% of the annual aggregate premiums currently paid by the Seller or the Company, as the case may be, for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Purchaser shall cause the Company to obtain a policy with the best coverage available, in the reasonable judgment of the board of directors of the Purchaser for a cost not exceeding such amount.

(d) Successors. In the event that, after the Closing Date, the Company or the Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or a substantial portion of its properties and assets to any Person or entity, then and in either such case, proper provisions shall be made so that the successors and assigns of the Company or the Purchaser, as the case may be, shall assume the obligations set forth in this Section 6.4.

(e) Benefit. The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party, his or her heirs, executors or administrators and his or her other representatives.

Section 6.5 Public Announcements. Except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the Seller and the Purchaser shall use reasonable efforts to consult with each other prior to issuing any press releases or otherwise making public announcements with respect to this Agreement and the transactions contemplated hereby and the parties shall consult with each other regarding any press releases initially announcing the execution of this Agreement.

Section 6.6 Workforce Matters. If any employee of the Company or any Company Subsidiary who was an employee immediately prior to the Closing (an "Affected Employee") is discharged by the Company or any Company Subsidiary as of or after the Closing, then the Purchaser shall be responsible for any and all severance costs for such Affected Employee, including payments owing under those agreements, plans or arrangements listed in Section 3.8(a) of the Seller Disclosure Schedule. The Purchaser shall be responsible for providing any continuation coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") in respect of Affected Employees who experience or have experienced a qualifying event (within the meaning of COBRA) prior to, on or after the Closing Date including, without limitation, all other employees of the Company or any Company Subsidiary who experience such a qualifying event before the Closing Date but who do not provide notice of the qualifying event until on or after the Closing Date. The Purchaser shall be responsible and assume all liability for all notices or payments due to any Affected Employees under the Worker Adjustment and Retraining Notification Act and regulations promulgated thereunder (the "WARN Act") or to any employee of the Company or any Company Subsidiary who becomes entitled to receive notice as required under the WARN Act on account of the aggregation of "employment losses" in accordance with the WARN Act, and all notices, payments, fines or assessments due to any Governmental Authority, pursuant to any applicable foreign, federal, state or local law, common law, statute, rule or regulation with respect to the employment, discharge or layoff of employees by the Company or any Company Subsidiary after the Closing Date, including the WARN Act, and any comparable state or local law.

Section 6.7 Tax Matters.

(a) Tax Returns.

(i) The Seller shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company and each Company Subsidiary for taxable years or periods ending on or before the Closing Date. The Seller shall include the income of the Company and each Company Subsidiary (including any deferred intercompany income triggered under Treasury Regulation Section 1.1502-13 or its predecessors and any excess loss account taken into income under Treasury Regulation Section 1.1502-19) on the AES Consolidated U.S. federal Tax Returns for all periods ending on or before the Closing Date.

(ii) The Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company and each Company Subsidiary for taxable years or periods ending after the Closing Date.

(iii) Any Tax Return required to be filed by the Purchaser relating to any taxable year or period that includes but does not end on the Closing Date (a "Straddle Period") shall be prepared in accordance with past practice (to the extent permitted under applicable law) and submitted (with copies of any relevant schedules, work papers and other documentation then available) to

the Seller for the Seller's approval not less than forty-five (45) days prior to the due date (including extensions) for the filing of such Tax Return. The Seller's approval shall not be unreasonably withheld.

(iv) Upon the written request of the Purchaser setting forth in detail the computation of the amount owed, the Seller shall pay to the Purchaser, no later than two (2) days prior to the due date for the applicable Tax Return, the Taxes for which the Seller is liable pursuant to Section 6.7(b) and that are payable with any Tax Return to be filed by the Purchaser with respect to any Straddle Period.

(v) Within thirty (30) days after the Closing Date (and from time to time thereafter if the Seller reasonably requests), the Seller shall provide to the Purchaser a list of the specific Tax information materials required to enable the Seller to prepare and file all Tax Returns required to be prepared and filed by the Seller pursuant to Section 6.7(a)(i). Within sixty (60) days after receiving any list, the Purchaser shall cause the Company and each Company Subsidiary to prepare and provide to the Seller a package containing the Tax information materials identified in any list. The Purchaser shall prepare such package in good faith in a manner substantially consistent with the Seller's past practice.

(b) Liability for Taxes.

(i) The Seller shall be liable for all Taxes with respect to Tax Returns described in Section 6.7(a)(i), for all Taxes apportioned to the Seller under Section 6.7(b)(iii), and for 50% of the Taxes described in Section 6.7(m). Notwithstanding the foregoing, the Seller shall not be liable for Taxes other than Income Taxes ("Non-Income Taxes") with respect to Tax Returns described in Section 6.7(a)(i) and for all Taxes apportioned to the Seller under Section 6.7(b)(iii) to the extent that Non-Income Taxes reduce Working Capital.

(ii) The Purchaser shall be liable for all Taxes with respect to Tax Returns described in Section 6.7(a)(ii), for all Taxes apportioned to the Purchaser under Section 6.7(b)(iii), for 50% of the Taxes described in Section 6.7(m) and for Non-Income Taxes to the extent that Non-Income Taxes reduce Working Capital.

(iii) For purposes of this Section 6.7, where it is necessary to apportion between the Seller and the Purchaser the Tax liability of an entity for a Straddle Period (which is not treated under Treasury Regulation Section 1.1502-76(b) or similar provisions of state, local, or other law as closing on the Closing Date), such liability shall be apportioned between the period deemed to end at the close of the Closing Date, and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real property Taxes) imposed on a periodic basis shall be allocated or a daily basis.

(iv) In determining the Seller's liability for Taxes pursuant to this Agreement, the Seller shall be credited with the amount of estimated Taxes and any Taxes under the United States Federal Unemployment Tax Act or the United States Federal Insurance Contributions Act that are paid by or on behalf of the Company or any Company Subsidiary prior to the Closing. To the extent that the Seller's liability for Taxes for a taxable year or period is less than the amount of such Taxes previously paid by or on behalf of the Company or any Company Subsidiary with respect to all or a portion of such taxable year or period, the Purchaser shall pay the Seller the difference within two (2) days of filing the Tax Return relating to such Taxes. To the extent that Non-Income Taxes paid by the Company or any Company Subsidiary with respect to any pre-Closing period are less than the amount of such Non-Income Taxes that reduce Working Capital, the Purchaser shall pay the Seller the difference within two (2) days of filing each Tax Return relating to such Non-Income Taxes.

(c) Refunds.

(i) Any Tax refund (including any interest in respect thereof) received by the Purchaser, the Company, or any Company Subsidiary, and any amounts credited against Taxes to which the Purchaser or a Purchaser Subsidiary (including the Company, or any Company Subsidiary) becomes entitled (including by way of any amended Tax Returns but excluding Tax Returns from a carryback filing), that relate to any taxable period, or portion thereof of the Company or a Company Subsidiary ending on or before the Closing Date, shall be for the account of the Seller, and the Purchaser shall pay over to the Seller any such refund or the amount of any such credit within fifteen (15) days after receipt of such refund or utilization of such credit. Any Tax refund from a carryback filing not prohibited under Section 6.7(e)(iii) shall be for the account of the Purchaser.

(ii) The Purchaser shall pay the Seller interest at the rate prescribed under Section 6621(a)(1) of the Code, compounded daily, on any amount not paid when due under this Section 6.7(c). For purposes of this Section 6.7(c), where it is necessary to apportion a refund or credit between the Purchaser and the Seller for a Straddle Period, such refund or credit shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books of the Company and any Company Subsidiary, except that Taxes (such as real property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(iii) The Purchaser shall cooperate, and shall cause the Company and any Company Subsidiary to cooperate, in obtaining, at the Seller's expense, any Tax refund (other than a refund based on a carryback from a taxable year or period beginning after the Closing Date) that the Seller reasonably believes is available based on substantial authority, including through filing appropriate forms with the applicable Tax authority.

(d) Certain Post-Closing Settlement Payments.

(i) If the examination of any federal, state, local or other Tax Return of the Seller for any taxable period ending on or before the Closing Date shall result (by settlement or otherwise) in any adjustment that permits the Purchaser, the Company, or any Company Subsidiary to increase deductions, losses or tax credits or decrease the income, gains or recapture of tax credits which would otherwise (but for such adjustments) have been reported or taken into account (including by way of any increase in basis) by the Purchaser, the Company, or any Company Subsidiary for one or more periods beginning and ending within ten (10) years after the Closing Date, the Seller shall notify the Purchaser and provide it with adequate information so that the Purchaser can reflect on its, the Company's, or Company Subsidiary's Tax Returns such increases in deductions, losses or tax credits or decreases in income, gains or recapture of tax credits. The Purchaser shall pay to the Seller, within thirty (30) days of the filing of the Tax Returns for the taxable year in which the Tax Benefit was realized, the amount of any resulting Tax Benefit. "Tax Benefit" shall mean the amount of any refund, credit or reduction in otherwise required Tax payments, including any interest payable thereon, actually realized, provided, that, for these purposes, Tax items shall be taken into account in accordance with the ordering principles of the Code or other applicable law. For purposes of this Section 6.7(d)(i), estimated Tax payments shall not be considered Tax Returns and Tax Benefits shall be based on Tax Returns as filed.

(ii) If the examination of any federal, state, local or other Tax Return of the Purchaser, the Company, or any Company Subsidiary for any taxable period ending after the Closing Date shall result (by settlement or otherwise) in any adjustment that permits the Seller to increase deductions, losses or tax credits or decrease the income, gains or recapture of tax credits which would otherwise (but for such adjustments) have been reported or taken into account (including by way of any increase in basis) by the Seller for one or more periods ending on or before the Closing Date, the Purchaser shall notify the Seller and provide it with adequate information so that the Seller can reflect on its Tax Returns such increases in deductions, losses or tax credits or decreases in income, gains or recapture of tax credits. The Seller shall pay to the Purchaser, within thirty (30) days of the receipt of such information, fifty percent (50%) of the amount of any resulting Tax Benefits.

(e) Post-Closing Actions that Affect the Seller's Liability for Taxes.

(i) The Purchaser shall not take, or cause or permit the Company or any Company Subsidiary (or any of their affiliates) to take, any action, with respect to the taxable year or period of the Purchaser, the Company, any Company Subsidiary, or affiliate, as applicable, which includes the Closing Date, which would be reasonably likely to increase the Seller's or any of its affiliates' liability for Taxes (including any liability of the Seller to indemnify the Purchaser for Taxes pursuant to this Agreement) including, for example, any

action that would be reasonably likely to, result in, or change the character of, any income or gain that the Seller or any Seller affiliate must report on any Tax Return.

(ii) None of the Purchaser or any affiliate of the Purchaser shall (or shall cause or permit the Company or any of the Company Subsidiaries to) amend, refile or otherwise modify any Tax Return relating in whole or in part to the Company or any of the Company Subsidiaries with respect to any taxable year or period ending on or before the Closing Date (or with respect to any Straddle Period) without the prior written consent of the Seller, which consent may be withheld in the sole discretion of the Seller; provided, that the Seller's consent shall not be required for modifications that relate exclusively to the post-Closing Date portion of a Straddle Period and that would not be reasonably likely to increase the Seller's liability for Taxes under Section 6.7(i) of this Agreement.

(iii) Except to the extent otherwise required by law, none of the Purchaser or any affiliate of the Purchaser shall (or shall cause or permit the Company or any of the Company Subsidiaries to) carry back for federal, state, local or foreign tax purposes to any taxable period, or portion thereof, of the Company or any of the Company Subsidiaries or the Seller or any affiliate of the Seller ending on or before, or which includes, the Closing Date any operating losses, net operating losses, capital losses, tax credits or similar items arising in, resulting from, or generated in connection with a taxable year of the Purchaser or any affiliate of the Purchaser, or portion thereof, ending after the Closing Date.

(f) Tax Payments. The Purchaser agrees that, pursuant to any Tax sharing, Tax allocation, or Tax indemnity agreements between the Seller or any Seller affiliate on the one hand and the Company or any Company Subsidiary on the other hand, the Company or any Company Subsidiary may make tax sharing payments to the Seller on any date or dates up to and including the Closing Date. Any payment made pursuant to this Section 6.7(f) shall comply with the terms of the agreement to which it relates (other than terms requiring payment on a specified date or dates). Payments to the Seller pursuant to this Section 6.7(f) shall reduce the cash component of Working Capital as of the Closing Date.

(g) Assistance and Cooperation. After the Closing Date, each of the Seller and the Purchaser shall, and shall cause their respective affiliates to, execute any forms necessary to filing a Tax Return and provide information to the other party regarding the Company or any Company Subsidiary in connection with (i) the other party preparing any Tax Returns that such other party is responsible for preparing and filing and (ii) the other party preparing for any audits of, or disputes with any Tax authority regarding, any Tax Returns of the Company or any Company Subsidiary. In connection therewith, the Seller and the Purchaser shall not dispose of any Tax work papers, books or records relating to the Company or any Company Subsidiary during the six-year period following the Closing Date, and thereafter shall give the other parties reasonable written notice before disposing of such items.

(h) Section 338 Elections. The Purchaser agrees that if the Seller notifies the Purchaser in writing, on or prior to the 120th day following the Closing Date, of its

intention to make an election under Section 338(h)(10) of the Code, and any corresponding elections under state and local law, with respect to the purchase and sale of Units hereunder (such elections collectively the "Section 338(h)(10) Election"), the Purchaser shall join with the Seller in timely making such joint Section 338(h)(10) Election. If the Seller elects to make a Section 338(h)(10) Election, prior to the 120th day following the Closing Date, the Seller shall (i) determine the aggregate deemed sale price ("ADSP") (within the meaning of Treasury Regulations Section 1.338-4T) of the Company and the adjusted grossed-up basis ("AGUB") (within the meaning of Treasury Regulations Section 1.338-5T) of the Company's assets for Tax purposes; (ii) determine the proper allocation ("Allocation") (in accordance with Treasury Regulations Section 1.338-6T and 1.338-7T) of the ADSP and AGUB among the assets of the Company for Tax purposes; and (iii) deliver the Allocation to Purchaser. If the Purchaser notifies the Seller in writing of a disagreement with respect to an Allocation, the Seller and the Purchaser shall attempt to resolve their differences within thirty (30) days of the Seller's receipt of such notice from the Purchaser. If no agreement can be reached within sixty (60) days of the Seller's receipt of such notice from Purchaser, the Seller and the Purchaser shall agree to an Allocation based on an appraisal of the assets performed by an accounting firm with national standing agreed upon by the Seller and the Purchaser. In the absence of a notice from the Purchaser, or in the event that the Seller and the Purchaser agree to an Allocation, the Seller and the Purchaser shall (i) be bound by such Allocation for purposes of determining any Taxes, (ii) prepare and file their Tax Returns consistent with such Allocations, and (iii) take no position inconsistent with such Allocation on any Tax Return, in any proceeding before any Taxing authority or otherwise. If a Section 338(h)(10) Election is not made, for purposes of all Tax Returns and other applicable filings, the Seller and the Purchaser will each report the Units purchase as a sale and purchase, respectively, of the Units.

(i) Indemnification by the Seller. Notwithstanding any other provision of this Agreement other than Section 6.7(b)(iv), the Seller shall indemnify the Purchaser from and against and in respect of:

(i) any liability for Taxes imposed on the Company or any Company Subsidiary as members of the "affiliated group" (within the meaning of Section 1504(a) of the Code) of which the Seller (or any predecessor or successor) is the common parent that arises under Treasury Regulation Section 1.1502-6(a) or any comparable provision of foreign, state or local law;

(ii) any liability for Taxes imposed on the Company or any Company Subsidiary for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date; provided, that any indemnification for Non-Income Tax liabilities under this Section 6.7(i)(ii) shall apply only to the extent such Non-Income Tax liabilities exceed the amount by which Non-Income Taxes reduce Working Capital; and

(iii) any liability for Taxes for which the Seller is responsible under Section 6.7(m).

Any indemnification under this Section 6.7(i) shall give effect to any related Tax Benefit and be net of any reserves and amounts recovered from third parties, including amounts recovered through utility rate increases. The indemnification pursuant to this Section 6.7(i) shall be the sole and exclusive remedy of the Purchaser against the Seller with respect to any liability for Taxes in connection with this Agreement.

(j) Indemnification by the Purchaser. Notwithstanding any other provision of this Agreement, the Purchaser shall indemnify the Seller from and against and in respect of:

(i) any liability for Taxes imposed on any of the Company or any Company Subsidiary for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning the day after the Closing Date; and

(ii) any liability for Taxes for which the Purchaser is responsible under Section 6.7(m).

Any indemnification under this Section 6.7(j) shall give effect to any related Tax Benefit and be net of any reserves and amounts recovered from third parties, including amounts recovered through utility rate increases. The indemnification pursuant to this Section 6.7(j) shall be the sole and exclusive remedy of the Seller against the Purchaser with respect to any liability for Taxes in connection with this Agreement.

(k) Contests.

(i) Notice. After the Closing Date, the Seller and the Purchaser each shall notify the other party in writing within fifteen (15) days of the commencement of any Tax audit or administrative or judicial proceeding affecting the Taxes of any of the Company or any Company Subsidiary that, if determined adversely to the taxpayer (the "Tax Indemnitee") or after the lapse of time would be grounds for indemnification under this Section 6.7 by the other party (the "Tax Indemnitor"). Such notice shall contain factual information describing any asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax authority in respect of any such asserted Tax liability. If either the Seller or the Purchaser fails to give the other party prompt notice of an asserted Tax liability as required under this Agreement, then (A) if the Tax Indemnitor is precluded by the failure to give prompt notice from contesting the asserted Tax liability in any judicial forum, then such party shall not have any obligation to indemnify the other party for any losses arising out of such asserted Tax liability and (B) if the Tax Indemnitor is not so precluded from contesting, if such failure to give prompt notice results in a detriment to the Tax Indemnitor, then any amount which the Tax Indemnitor is otherwise required to pay pursuant to this Section 6.7 with respect to such liability shall be reduced by the amount of such detriment.

(ii) Control of Contests Involving Pre-Closing Periods or Straddle Periods. In the case of an audit or administrative or judicial proceeding involving any asserted liability for Taxes relating to any taxable years or periods ending on or before the Closing Date or any Straddle Period of the Company or any Company Subsidiary, the Seller shall have the right, at its expense, to control the conduct of such audit or proceeding; provided, however, that (i) the Seller shall keep the Purchaser reasonably informed with respect to the status of such audit or proceeding and provide the Purchaser with copies of all written correspondence with respect to such audit or proceeding in a timely manner and (ii) if such audit or proceeding would be reasonably expected to result in a material increase in Tax liability of the Company or any Company Subsidiary for which the Purchaser would be liable under this Section 6.7, (A) the Purchaser may participate in the conduct of such audit or proceeding at its own expense and (B) the Seller shall not settle any such audit or proceeding without the consent of Purchaser, which consent shall not be unreasonably withheld.

(iii) Control of Contests Involving Post-Closing Periods. In the case of an audit or administrative or judicial proceeding involving any asserted liability for Taxes relating to any taxable years or periods beginning after the Closing Date, the Purchaser shall have the right, at its expense, to control the conduct of such audit or proceeding; provided, however, that if such audit or proceeding would be reasonably expected to result in a material increase in Tax liability of the Company or any Company Subsidiary for which the Seller would be liable under this Section 6.7, (A) the Seller may participate in the conduct of such audit or proceeding at its own expense and (B) the Purchaser shall not settle any such audit or proceeding without the consent of the Seller, which consent shall not be unreasonably withheld.

(l) Termination Tax Sharing Agreements. On or before the Closing Date, the Seller shall cause all Tax sharing, Tax allocation, or Tax indemnity agreements between the Seller or any Seller affiliate on the one hand, and the Company or any Company Subsidiary on the other hand, to be terminated as of the Closing Date (or any earlier date) and the agreements will have no further effect for any taxable year (current, future, or past).

(m) Transfer Taxes. Notwithstanding any other provision of this Agreement to the contrary, the Purchaser and the Seller shall each pay 50% of (i) all transfer (including real property transfer and documentary transfer) Taxes and fees imposed with respect to the sale and transfer of Shares contemplated hereby and (ii) all sales, use, gains (including state and local transfer gains), excise and other transfer or similar Taxes imposed with respect to the sale and transfer of Shares contemplated hereby. The Seller shall execute and deliver to the Purchaser at the Closing any certificates or other documents as the Purchaser may reasonably request to perfect any exemption from any such transfer, documentary, sales, use, gains, excise or other Taxes, or to otherwise comply with any applicable reporting requirements with respect to any such Taxes.

(n) Retention of Tax Attributes. The Seller may elect to retain the Tax attributes of the Company or any Company Subsidiary, including net operating losses and capital

loss carryovers of such entities, to the extent permitted under the Code, Treasury Regulations, other pronouncements of the Internal Revenue Service, or other applicable law. At the Seller's request, the Purchaser will, and will cause any Purchaser Subsidiary, the Company, and any Company Subsidiary to, take any actions necessary to effect such elections of the Seller.

(o) Treatment of Purchase Price. The Seller, the Purchaser and their respective Subsidiaries shall treat the Final Purchase Price as the purchase price for the sale, conveyance, assignment, transfer and delivery to the Purchaser of the Shares in preparing and filing their Tax Returns and shall take no position inconsistent therewith in any proceeding before any taxing authority or otherwise unless otherwise required pursuant to a final resolution of any Tax for a taxable year that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise.

Section 6.8 Financial Information.

(a) After the Closing, upon reasonable written notice, the Purchaser and the Seller shall furnish or cause to be furnished to each other and their respective accountants, counsel and other representatives, during normal business hours, such information (including records pertinent to the Company) as is reasonably necessary for financial reporting and accounting matters.

(b) The Purchaser shall retain all of the books and records of the Company and the Company Subsidiaries after the Closing Date for so long as required by law. After the end of such period, before disposing of such books or records, the Purchaser shall give notice to such effect to the Seller and give the Seller an opportunity to remove and retain all or any part of such books or records as the Seller may select.

Section 6.9 Termination of Affiliate Contracts. Except as set forth on Section 6.9 of the Seller Disclosure Schedule and except as agreed to in writing by the Seller and the Purchaser, all Affiliate Contracts, including any agreements or understandings (written or oral) with respect thereto, shall terminate simultaneously with the Closing without any further action or liability on the part of the parties thereto. Notwithstanding the foregoing, in the absence of a written agreement, the provision of any services (similar to those contemplated by the preceding sentence) by the Seller to the Company or any Company Subsidiary from and after the Closing, which services may be provided by the Seller in its sole discretion, shall be for the convenience, and at the expense, of the Purchaser, upon mutually agreed terms.

Section 6.10 Seller's Name. The Purchaser shall not acquire, nor shall the Company and its Subsidiaries retain, any rights to the name "AES" (or any derivation thereof) or any trademark, trade name or symbol related thereto. As soon as reasonably practicable after the Closing but not later than sixty (60) days after the Closing Date, the Purchaser shall cause the Company and its Subsidiaries to remove the name "AES" (or any derivation thereof) and all trademarks, trade names or symbols related thereto from the properties and assets of the Company and its Subsidiaries.

Section 6.11 Further Assurances. Each party will, and will cause its Subsidiaries to, execute such further documents or instruments and take such further actions as

may reasonably be requested by the other party in order to consummate the transaction in accordance with the terms hereof.

Section 6.12 Prepayment Alternative. Notwithstanding anything contained in this Agreement to the contrary, the Purchaser shall waive the condition set forth in Section 7.2(d) if so requested by the Seller in which event Seller shall cause the Company and the Company Subsidiaries to pay off the indebtedness pertaining to the Seller Required Consents and such indebtedness shall not constitute Assumed Obligations for purposes of this Agreement (including Section 1.2(b)).

ARTICLE VII
CONDITIONS

Section 7.1 Conditions to Each Party's Obligation to Effect the Closing. The respective obligations of each party to effect the Closing shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, except, to the extent permitted by applicable law, that such conditions may be waived in writing pursuant to Section 9.3 by the joint action of the parties hereto:

(a) No Injunction. No temporary restraining order or preliminary or permanent injunction or other order by any federal or state court preventing consummation of the transactions contemplated hereby shall have been issued and be continuing in effect, and the transactions contemplated hereby shall not have been prohibited under any applicable federal or state law or regulation (collectively, "Restraints"); provided, however, that each of the parties shall have used all reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

(b) Statutory Approvals. The Seller Required Statutory Approvals and the Purchaser Required Statutory Approvals shall have been obtained at or prior to the Closing Date by a Final Order. A "Final Order" shall mean action by the relevant regulatory authority which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated thereby may be consummated has expired (but without the requirement for expiration of any applicable rehearing or appeal period), and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

(c) HSR Act. All applicable waiting periods under the HSR Act shall have expired or been terminated.

(d) Stock Purchase Agreement. The Stock Purchase Agreement between the Seller and the Purchaser of even date herewith regarding the sale of all of the issued and outstanding shares of CILCORP Inc. shall have been consummated in accordance with its terms.

Section 7.2 Conditions to Obligation of the Purchaser to Effect the Closing. The obligation of the Purchaser to effect the Closing shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by the Purchaser in writing pursuant to Section 9.3:

(a) Performance of Obligations of the Seller. The Seller will have performed in all material respects its agreements and covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Closing.

(b) Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time) except in each of cases (i) and (ii) for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which would not result in a Company Material Adverse Effect.

(c) Closing Certificates. The Purchaser shall have received a certificate signed by the Seller, dated the Closing Date, to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied and to the further effect that there has not been any development or combination of developments affecting the Company or any Company Subsidiary, of which the Seller or the Company has knowledge, that would have a Company Material Adverse Effect.

(d) Seller Required Consents. The Seller Required Consents, the failure of which to obtain would have a Company Material Adverse Effect, shall have been obtained.

(e) Regulatory Approvals. The Final Orders of any Governmental Authority having authority over the transactions contemplated by this Agreement shall not impose terms or conditions (which are in addition to terms and conditions due to existing laws, rules or regulations), which would have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, provided, however, that any terms or conditions imposed by the FERC, the FTC or the Antitrust Division of the DOJ relating to market power, including but not limited to, divestiture of generation or transmission improvements, will not constitute a Company Material Adverse Effect or a Purchaser Material Adverse Effect.

(f) Estoppel Letter. The Purchaser shall have received a letter from Caterpillar waiving its termination rights pursuant to Section 4 of Appendix E of the Service Agreement dated as of December 29, 1999 and amended as of February 15, 2001 between Central Illinois Light Company and Caterpillar with respect to the transactions contemplated by this Agreement.

Section 7.3 Conditions to Obligation of the Seller to Effect the Closing. The obligation of the Seller to effect the Closing shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by the Seller in writing pursuant to Section 9.3:

(a) Performance of Obligations of the Purchaser. The Purchaser (and/or its appropriate Subsidiaries) will have performed in all material respects its agreements and

covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Closing Date.

(b) Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time) except in each of cases (i) and (ii) for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which would not prevent, materially delay or materially impair the Purchaser's ability to consummate the transaction contemplated by this Agreement.

(c) Closing Certificates. The Seller shall have received a certificate signed by the Purchaser, dated the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied and to the further effect that, as of the respective dates of reports filed with the SEC by the Purchaser under the Securities Act and Exchange Act since January 1, 2001, and as of the Closing Date, such reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Purchaser Required Consents. The Purchaser Required Consents, the failure of which to obtain would prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement, shall have been obtained.

ARTICLE VIII
TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date (the "Termination Date"):

(a) by mutual written consent of the Seller and the Purchaser;

(b) by the Purchaser or the Seller, if any state or federal law, order, rule or regulation is adopted or issued, which has the effect, as supported by the written opinion of outside counsel for such party, of prohibiting the Closing, or by any party hereto if any court of competent jurisdiction in the United States or any state shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing, and such order, judgment or decree shall have become final and nonappealable;

(c) by the Purchaser or the Seller, by written notice to the other party, if the Closing Date shall not have occurred on or before March 27, 2003 (the "Initial Termination Date"); provided, however, that the right to terminate the Agreement under this Section 8.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have proximately contributed to the failure of the Closing Date to occur on or before such

date; and provided, further, that if on the Initial Termination Date the conditions to the Closing set forth in Sections 7.1(b), 7.1(c), 7.1.(d), 7.2(e) and/or 7.2(f) shall not have been fulfilled but all other conditions to the Closing shall be fulfilled or shall be capable of being fulfilled, then the Initial Termination Date shall be extended for a twelve-month period;

(d) by the Purchaser, by written notice to the Seller, if there shall have been a material breach of any representation or warranty, or a material breach of any covenant or agreement of the Seller hereunder, which breaches would result in a Company Material Adverse Effect, and such breach shall not have been remedied within thirty (30) days after receipt by the Seller of notice in writing from the Purchaser, specifying the nature of such breach and requesting that it be remedied or the Purchaser shall not have received adequate assurance of a cure of such breach within such thirty (30) day period or the Seller shall not have made a capital contribution to the Company in an amount equal to the expected damages from such breach;

(e) by the Seller, by written notice to the Purchaser, if there shall have been a material breach of any representation or warranty, or a material breach of any covenant or agreement of the Purchaser hereunder, which breaches would prevent, materially delay or materially impair the Purchaser's ability to consummate the transactions contemplated by this Agreement, and such breach shall not have been remedied within thirty (30) days after receipt by the Purchaser of notice in writing from the Seller, specifying the nature of such breach and requesting that it be remedied or the Seller shall not have received adequate assurance of a cure of such breach within such thirty (30) day period;

(f) by the Purchaser or the Seller, by written notice to the other party, if the condition to each party's obligation to effect the Closing contained in Section 7.1(d) cannot be met; or

(g) by the Purchaser, by written notice to the Seller, to the extent the Purchaser is not in breach of this Agreement, if the condition to the Purchaser's obligation to effect the Closing contained in Section 7.2(e) cannot be met in spite of the Purchaser's use of its best efforts to obtain such Seller Required Regulatory Approvals and Purchaser Required Regulatory Approvals, including seeking to exhaust any rehearing or refiling opportunities relating to such approvals.

Section 8.2 Effect of Termination. In the event of termination of this Agreement by either the Seller or the Purchaser pursuant to Section 8.1, there shall be no liability on the part of either the Seller or the Purchaser or their respective officers or directors hereunder, except (a) that nothing herein shall relieve any party from liability for any breach of any representation, warranty, covenant or agreement of such party contained in this Agreement and (b) that Sections 8.2, 9.2, 9.4, 9.6, 9.8, 9.9, 9.10, 9.11, 9.12, 9.13, and the agreement contained in the last sentence of Section 6.1 shall survive the termination.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1 Survival of Obligations. All representations, warranties, covenants, obligations and agreements of the parties contained in this Agreement or in any instrument,

certificate, opinion or other writing provided for herein, shall not survive the Closing; provided, however, that the representation and warranty of the Seller contained in Section 3.2(b) and the covenants of the Seller and the Purchaser contained in Sections 6.4, 6.5, 6.6, 6.7, 6.8, 6.9, 6.10, 6.11 and the second sentence of Section 6.1 shall survive the Closing and provided further, that the prohibition on solicitation for employment contained in Section 5.1(o) shall continue in full force and effect for 12 months following the Closing Date.

Section 9.2 Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by each of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Section 9.3 Extension; Waiver. At any time prior to the Closing Date, a party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.4 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except that the fee payable in connection with the filing required by the HSR Act shall be shared one-half by Seller and one-half by Purchaser. Notwithstanding the foregoing, in any action or proceeding brought to enforce any provisions of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees and disbursements in addition to its costs and expenses and any other available remedy.

Section 9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service, or (c) when telecopied (which is confirmed by copy sent within one business day by a reputable overnight courier service) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) If to the Seller, to

The AES Corporation
1001 N. 19th Street
Arlington, VA 22209
Attn: General Counsel
Telecopy: (703) 528-4510
Telephone: (703) 522-1315

with a copy to

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005
Attn: Pankaj K. Sinha, Esq.
Telecopy: (202) 393-5760
Telephone: (202) 371-7000

and with a copy to

Baker & McKenzie
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
Attn: James P. O'Brien, Esq.
Telecopy: (312) 861-2899
Telephone: (312) 861-8000

and

(ii) if to the Purchaser, to

Ameren Corporation
One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103
Attn: Steven R. Sullivan, Esq.
Vice President/General Counsel and Secretary
Telecopy: (314) 554-4014
Telephone: (314) 554-2098

with a copy to

Jones, Day, Reavis & Pogue
77 West Wacker Drive
Chicago, Illinois 60601-1692
Attn: William J. Harmon, Esq.
Telecopy: (312) 782-8585
Telephone: (312) 782-3939

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement, the Confidentiality Agreement, the Side Agreement Relating to CILCO/ENRON Contract of even date herewith among the Seller, CILCORP Inc. and the Purchaser, and the Stock Purchase Agreement between the Seller and the Purchaser of even date herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) are not intended to

confer, and shall not confer, upon any Person other than the parties hereto and thereto and Company Indemnified Parties as set forth in Section 6.4 any remedies, claims of liability or reimbursement, causes of action or any other rights whatsoever.

Section 9.7 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Section 9.9 Venue. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement in any court other than a federal or state court sitting in the State of Delaware.

Section 9.10 Waiver of Jury Trial and Certain Damages. Each party to this Agreement waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement and (b) any right it may have to receive damages from any other party based on any theory of liability for any special, indirect, consequential (including lost profits) or punitive damages.

Section 9.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

Section 9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that the Seller may transfer the Units to a wholly owned Subsidiary of the Seller as long as such Subsidiary agrees in writing to be bound by the applicable terms of this Agreement and no such assignment shall relieve the Seller from its obligations hereunder.

Section 9.13 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement, respectively, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Any item or other matter referenced or disclosed in one section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, as the case may be, shall be deemed to have been referenced or disclosed in all sections of such Disclosure Schedule where such reference or disclosure is required. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.14 Counterparts; Effect. This Agreement may be executed and delivered (including via facsimile) in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

THE AES CORPORATION

By: ______________________
Name:
Title:

AMEREN CORPORATION

By: ______________________
Name:
Title:

EXHIBIT J

STATEMENT CONCERNING CONSISTENCY OF THE TRANSFERS WITH THE PUBLIC INTEREST; EFFECT OF THE TRANSFERS ON COMPETITION, RATES AND REGULATION

Standard Of Review

The Merger is subject to approval under Section 203 of the FPA, which provides:

> No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16 U.S.C. § 824b(a) (2000).

The Commission's approval of a transaction under Section 203 requires a finding that the proposed transaction will be "consistent with the public interest." *See, e.g., Engage Energy America, LLC,* 98 FERC ¶ 61,207 (2002), *Orion Power Holdings, Inc.* 98 FERC ¶ 61,136 (2002), and *Northwest Natural Gas Company*, 98 FERC ¶ 61,136 (2002). The Commission considers three factors in determining whether a proposed section 203 transaction is consistent with the public interest: its effect on (1) competition, (2) rates, and (3) regulation. The Applicants believe the Transaction should be approved after a careful review of these factors.

Effect On Competition

The Commission requires Section 203 applicants to perform quantitative studies of market concentration changes resulting from a proposed merger or similar transaction involving the combination of energy producing, transmission and distribution facilities. In such cases, the Applicants are required to present a delivered price analysis of the kind described in Appendix A to the Merger Policy Statement. If the screen analysis shows no material violations, or if any

such failures are adequately mitigated, there is generally no need for further analysis. Merger Policy Statement at 30,119-120.

Consistent with the Merger Policy Statement, Mr. Frame performed such an analysis. He concludes that the Transaction, when combined with the proposed mitigation, will not have an adverse competitive effect in any relevant market or enable the Applicants to raise prices above the levels they would be able to charge if the Transaction did not occur. Exhibit No. APP-500 at p. 72.

Mr. Frames' Appendix A analysis focuses on the market for electric energy, specifically non-firm energy, using measures of Economic Capacity and Available Economic Capacity.[1] Mr. Frame analyzes the relevant product markets in 15 time periods in 15 destination markets. Exhibit No. APP-500 at 8. Mr. Frame also conducted several sensitivity studies to test his conclusions. For example, with one of these he assumes that variable transmission prices are zero, as a limiting case showing the effects of market enlargement on the competitive effects of the Transaction. The results of these sensitivity studies support his conclusions. Exhibit No. APP-500 at p. 71-72.

Mr. Frame acknowledges that screen violations occur in the CWLP market due to special circumstances in that destination market. Mr. Frame explains, however, that certain transmission upgrades into the CWLP market will increase the transfer capacity into that market and, not only mitigate the screen violations, but cause the HHI changes for that market that result from the Transaction to become negative in most cases. The implication is that the transmission system upgrades the Applicants plan to make as a part of the Transaction will make the CWLP market

---

[1] Mr. Frame determines that no barriers exist to entry for long-term firm capacity and, therefore, did not consider that product as a relevant product market in his analysis. *See Atlantic City Electric Co. and Delmarva Power & Light Co.*, 80 FERC ¶ 61,126 at 61,405 (1997).

more competitive than before. Mr. Birk testifies that it will take about 18 months to construct such transmission upgrades. Until the construction is complete, the Applicants will hold CWLP harmless from any inability to import energy purchased from third parties to serve CWLP's native load because of transmission constraints. In the event that transmission constraints on the CILCO or Ameren systems prevent CWLP from gaining access to less expensive energy during the construction period to serve native load customers (and not for resale in the market), Ameren will pay CWLP the difference between CWLP's documented incremental cost to generate the same amount of energy within the CWLP control area and the Into Cinergy price for the same hour plus the cost of associated transmission and ancillary services. *See* Direct Testimony of Robert J. Mill, Exhibit No. APP-400 at p. 11.

CILCO has only one wholesale requirements customer, Corn Belt Energy Corporation, which has a peak load of about 6 MW. CILCO provides Corn Belt its full requirements for electricity at fixed rates under a contract that will terminate on March 31, 2004. Mr. Birk testifies that it will take about 24 months to construct the transmission line upgrade needed to address screen violations in the CILCO control area. CILCO will extend Corn Belt's existing contract rates, at Corn Belt's request, until the upgrade is completed. *See* Direct Testimony of Robert J. Mill, Exhibit No. APP-400 at p. 10.

The Applicants also propose to undertake transmission upgrades on the Ameren system to address screen violations that Mr. Frame found to occur in the summer peak periods. These upgrades will be completed in about six months following closing of the Transaction. All of the transmission dependant utilities that operate within the Ameren control area have fixed-price power supply arrangements that will protect them from any competitive injury during this short period of construction. In the event Ameren experiences a delay in the completion of these

upgrades, Ameren will extend the term of any contract that expires before the upgrades are completed through the month in which completion occurs, if the customer so requests.

Finally, the Ameren companies and CILCO will be members of the Midwest RTO, which the Commission has already ruled satisfies Order No. 2000. Their participation in the Midwest ISO will ensure the availability of non-discriminatory access to transmission facilities in a manner consistent with Order No. 2000.

Effect On Rates

The Commission evaluates whether a proposed section 203 transaction results in an increase in the cost-based power or transmission rates.[2] Merger Policy Statement at 30,123-124. The Transaction will not harm any ratepayers.

The Applicants' retail rates in Illinois are frozen through the end of 2006 and customer choice has already been implemented in that state. As explained by Mr. Mill in his testimony, all of the wholesale customers served by the Applicants take service at fixed rates that are not subject to change under contracts that extend at least until December 31, 2003. Most of these contracts terminate in the 2005-2008 range. After these contracts terminate, the customers will be free to shop for alternative suppliers. As Mr. Mill also explains, competition for wholesale load is vigorous in the area that the Applicants serve. Ameren entities have recently lost load to the Missouri Joint Municipal Electric Utility Consortium and to other power marketers. The Applicants reasonably expect that competition to continue in the future and to be enhanced by the transmission upgrades the Applicants will construct to address the screen violations found by Mr. Frame.

---

[2] Although Applicants and their affiliates have market-based rate authority, the Commission has made clear that its ratepayer protection concerns do not apply to customers paying market-based rates. *Enron Corp., et al.*, 78 FERC ¶ 61,179 (1997).

Effect On Regulation

In order to avoid a hearing on the effects of the Transaction on regulation, the Applicants must demonstrate that the Transaction will not affect regulation of the Applicants. Merger Policy Statement at 30,125. In the UE/CIPS merger proceeding, the applicants agreed to waive the *Ohio Power* immunity with regard to transactions among affiliates. The Commission found that commitment adequate to eliminate any concerns regarding the effect of the merger on regulation. *See Union Electric Company and Central Illinois Public Service Company*, 81 FERC ¶ 61,011 at 61,051 (1997). The Applicants reaffirm here their waiver of *Ohio Power* immunity from Commission regulation of affiliate transactions.[3] In addition, the Applicants agree for ratemaking purposes to follow the Commission's policy regarding the treatment of costs and revenues of affiliate non-power transactions. Further, the Transaction will not adversely affect state regulation as all Applicants will remain subject to state regulation following the Transaction's closing to the same extent that they are now subject to such regulation.

---

[3] Merger Policy Statement at 30,124-125; *Ohio Power Co. v. FERC*, 954 F.2d 779, 782-86 (D.C. Cir.), *cert. denied*, 498 U.S. 73 (1992).

EXHIBIT K

MAPS

Ameren

TRANSMISSION FACILITIES


Kansas City
Leavenworth
Topeka
Tecumseh
Lawrence
Jarbalo
Stranger
W. Gardner
S. Ottawa
Centerville
Wolf Creek
Marmaton
Altoona
Tioga
Coffeyville
Nowata
Northeastern
Mid Con
GRDA1
Kerr
Salina
Pensacola
Grove
Vinita
Miami
Riverton
Hockerville
Neosho
Joplin
Carthage
Asbury
Litchfield
La Cygne
Archie
Paola
Pleasant Hill
Greenwood
Holden
Clinton
Montrose
Butler
Nevada
Stockton
Osceola
Truman Dam
Sunrise
Gravois
Sedalia
Norton
Overton
Waverly
Missouri City
Sibley
Excelsior Springs
Brunswick
California
Barnett
Osage
Camden
Camdenton
Marles
Fort Wood
Lebanon
Huben
Marshfield
Mansfield
Gainesville
Bull Shoals Dam
Norfolk Dam
West
Summit
Harrison
Ozark Dam
Table Rock
Reed Springs
Springfield
Clay
James River
Brookline
Southwest
Aurora
Monett
La Russell
Dadeville
Morgan
Bolivar Burns
E. Eureka Springs
Berryville
Beaver Dam
E. Rogers
Dyess
Decatur
Noel
Neosho
Moberly
Columbia
Hinton
Kingdom City
Moreau
Zion
Apache Flats
Miller
PETTIS
SALINE
HOWARD
AUDRAIN
MORGAN
MONITEAU
CAMDEN
PULASKI
LACLEDE
WRIGHT
TEXAS
DOUGLAS
OZARK
TANEY
CHRISTIAN
STONE
BARRY
WEBSTER
DALLAS
POLK
HICKORY
BENTON
ST CLAIR
HENRY
JOHNSON
LAFAYETTE
BATES
VERNON
CEDAR
JASPER
NEWTON
MC DONALD

BEST AVAILABLE COPY



Sullivan
Viburnum
Cominco
Buick Smelter
Buick Mine
Salem
Fletcher
Sweetwater
Leeper
Poplar Bluff
Doniphan
Pocohontas
Water Valley
Paragould
Fredericktown
Lutesville
Perryville
Pilot Knob
Taum Sauk
Brushy Creek
Dexter
Sikeston
Charleston
Tiptonville
Ridgley
Nauvoo
Dyersburg
Milan
Weakley
Martin
Union
Clinton
Mayfield
Paducah
Wickliffe
Barkley
Hopkins
Paris
Chesterfield
Murray
Elizabethtown
Morganfield
Renshaw
Crittenden
Gibson
Northwest
Albion
Olney
Newton
Robinson
Hutsonville
Effingham
Ramsey
Louisville
Xenia
Coffeen
Bluff City
Kinmundy
Centralia
Nashville
Pinckneyville
Campbell Hill
Grand Tower
Baldwin
Rush Island
Midway
Wood River
Roxford
Stallings
Jerseyville
Cyrene
Blanchette
Chamois
Gray Summit
Franklin
Tyson
Big River
Meramec
Pea Ridge
Bland
Gasconade
Phelps
SHANNON
OREGON
CARTER
WAYNE
MADISON
DENT
CRAWFORD
BUTLER
POPE
JOHNSON

b



IOWA
MISSOURI
Buena Vista Wind Farm
Hope
Hampton
Blackhawk
Waterloo
Hazleton
Webster
Franklin
Union
Iowa Falls
Little Sioux
Sac
Pomeroy
Ft. Dodge
Wright
Deere
Effarm
Washburn
Lehigh
Eldora
Wellsburg
Traer
Dysart
Monona
Carroll
Grand Jct.
Boone
Boone Jct
Ames
Nevada
Marshalltown
Toledo
Belle Plaine
Denison
Scranton
Timber Creek
Blairstown
Cedar Rapids
Perry
Bondurant
Williamsburg
Tiffin
Sycamore
Newton
Jasper
Montezuma
Coralville
Parnell
Hills
Ft. Calhoun
Ashawa
S.E. Polk
Des Moines
Reasnor
Poweshiek
Sub T
Anita
Guthrie Center
S-701
Avoca
Atlantic
Earlham
Boone-ville
Council Bluffs
Madison Co.
Beacon
Ottumwa
Bridgeport
Wapello Co.
Jefferson Co.
Hastings
Creston
Lucas Co.
Centerville
Appanoose
Clarinda
Neb. City
SCOTLAND
CLARK
PUTNAM
WORTH
NODAWAY
MERCER
HARRISON
GENTRY
Cooper
Maryville
Nodaway
Locust Creek
Adair
KNOX
Novelty
Midway
Hickory Creek
GRUNDY
HOLT
ANDREW
Fairport
DAVIESS
LINN
MACON
SHELBY
Brown
Kelly
St. Joseph
East
Chillicothe
Kerford
Arnold
Lake Rd
Thomas Hill
Lathrop
CHARLTON
CARROLL
MONROE
2


Janesville
Paddock
Freeport
Lancaster
Savanna
Galena
Dubuque
Maquoketa
Davenport
Muscatine
Burlington
Galesburg
Kewanee
Princeton
Hennepin
Rockford
Byron
Dixon
Sterling
Bloomington
Decatur
Quincy
Macomb
Canton
Pontiac
Wilmington
Kankakee
Danville
Charleston
Taylorville
Jacksonville
Keokuk
Peoria

d

LEGEND

□	FOSSIL FUEL	○	TRANSMISSION STATIONS
◪	NUCLEAR	———	115–161 KV
⊠	HYDRO	———	230 KV
◇	PUMPED STORAGE	———	345 KV

4

ELECTRIC SERVICE TERRITORY

AMERENUE

AMERENCIPS

5

6–25–02

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MILES



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CENTRAL ILLINOIS LIGHT CO.
TRANSMISSION & SUB-TRANSMISSION SYSTEM
SYSTEM ENGINEERING DEPT.
PAGE 1 OF 2
ORIGINAL C.D.FROMMELT FEB 1978
REVISED J.W.BOEHLKE JUN 1992
REVISED M.A.SEE FEB 1994
REVISED D.WEISS MAR 1999
345 KV
138 KV
69 KV
34.5 KV
LEGEND
GENERATOR STATIONS
13.2 KV DISTRIBUTION SUB.
12.5 KV DISTRIBUTION SUB.
4.16 KV DISTRIBUTION SUB.
TRANS./DIST. SUBSTATION
TRANSMISSION SUBSTATION
INDUSTRIAL, BULK POWER, OR SINGLE CUSTOMER SUB.
NOTE: DASHED LINES INDICATE OTHER UTILITY FACILITY
LOCATIONS ARE APPROXIMATE
PAGE 2 OF THIS MAP SHOWS DETAILS OF PEORIA & PEKIN
HAVANA (I.P.)
DELAVAN
SAN JOSE
MASON
3446
EMDEN
ARMINGTON (CORN BELT REA)
BURT
6973
OLYMPIA (CORN BELT REA)
MCLEAN
HEYWORTH
3468
ATLANTA
3445
KICKAPOO
1325
MCGRATH
LIMIT
3467
VAN CLEAVE
NEW HOLLAND
1384
MATERIAL SERVICE
LINCOLN GAS
1346
LINCOLN PRISON
3442
JACQUES SEED
MT. PULASKI PRODUCTS
BROADWELL
3464
ELKHART
MT. PULASKI
LATHAM (I.P.)
1422
WILLIAMSVILLE
SHERMAN
SANGAMON LANDFILL
RIVERTON
ST. FRANCIS
CLEAR LAKE
BISSEL
FAIRGROUNDS
DORLAN
RIDGE
EAST SPRINGFIELD
MANSFIELD
3462
3463
ROCHESTER

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KICKAPOO
FARGO
RADNOR
PIONEER
SPRING BAY
MOSSVILLE
I.P. 138 KV
1 MILE
GRAPHIC SCALE
NORTHMOOR
JUNCTION
PEORIA HEIGHTS
EDWARDS
NORTHWEST
LAKE
HINES
FONDULAC
HAUK
UNIVERSITY
GRANDVIEW
CORRINGTON
CE 138 KV
NORWOOD
CHESTER
NEBRASKA
NEW YORK
EASTERN
KICE
ICC
RIVER
ILLINOIS
BEVERLY MANOR
GARFIELD
FISHER
GLENDALE
ADAMS
LOGAN
BRADLEY
WALNUT
WALLACE
WASHINGTON
HARMON
CLEVELAND
EAST TECH
BELLEVUE
MEYER
EDMUND
ADM
STARR
SANGER
CAT TIRE
CAT 1
CAT 2
FARMDALE
TAZEWELL LANDFILL
EAST PEORIA
BORK
PEO. SANITARY
HIGHWAY VILLAGE
BARTONVILLE
6934
6913
6935
1347
1394
1358
1377
6937
6916
6965
1326
6942
6987
1357
6932
6936
6931
6925
6914
6924
1344
6962
6974
6929
6921
6917
6976
354

BEST AVAILABLE COPY



CENTRAL ILLINOIS LIGHT CO.
TRANSMISSION & SUB-TRANSMISSION SYSTEM
SYSTEM ENGINEERING DEPT.
PAGE 2 OF 2
ORIGINAL J.W.BOEHLKE JUN 1992
REVISED D WEISS MARCH 1999
LEGEND
345 KV
138 KV
69 KV
13.2 KV
DASHED LINES INDICATES OTHER UTILITY FACILITY
GENERATOR STATIONS
13.2 KV DISTRIBUTION SUB.
12.5 KV DISTRIBUTION SUB.
4.16 KV DISTRIBUTION SUB.
DUAL VOLTAGE DISTRIBUTION SUB
TRANS. / DIST. SUBSTATION
TRANSMISSION SUBSTATION
INDUSTRIAL, BULK POWER, OR SINGLE CUSTOMER SUB.
CAT MORTON
CENTRAL
MORTON
SOUTHWOOD
BUSH
C.E. 345 KV
GROVELAND
TAZEWELL
CREVE COEUR
MARQUETTE HEIGHTS
HOLLY (PUT.)
ELM GROVE
VACANT TOWERS
NORTH PEKIN
BARTONVILLE
KEYSTONE
LAWNDALE
PARK
BROADWAY
OSAGE
GROB
PEKIN
HANNA STEEL
PEKIN ENERGY
KOCH
SHERIDAN
COURT
EDWARDS
TUSCARORA
OZARK
C.E. 138 KV
ORCHARD MINES
MIDWEST GRAIN
CINCINNATI
POWERTON C.E.
C.E. 345 KV
IP 138 KV
MC INDUSTRIES
MAPLETON
WHEELER
CAT FOUNDRY MAPLETON
KINGSTON MINES
1353
1354
1375
1374
1373
1363
4563
1384
1392
1358
1394
1396
1397
6978
6959
6975
6951
6960
6923
6939
6932
6945
6957
6969
6993
6979
6956
4525
4521
375
373
363

9

EXHIBIT L

REGULATORY ORDERS

The Illinois Commerce Commission must approve the transaction. A notification of the Transaction will be filed with the Federal Trade Commission pursuant to the Hart-Scott-Rodino Act. The Securities and Exchange Commission must approve the Transaction under PUHCA.

WA-1299465v2

TESTIMONY AND EXHIBITS

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation Central Illinois Light Company and Medina Valley Cogen, L.L.C.	))))))))))	Docket No. EC02- -000

JOINT APPLICATION

July 19, 2002

Volume 2 of 2

UNITED STATES OF AMERICA

FEDERAL ENERGY REGULATORY COMMISSION

DIRECT TESTIMONY

OF

WARNER L. BAXTER

ON BEHALF

OF

AMEREN SERVICES COMPANY

July 19, 2002

DIRECT TESTIMONY
OF
WARNER L. BAXTER

I. INTRODUCTION

Q. Please state your name and business address.

A. My name is Warner L. Baxter. My business address is One Ameren Plaza, 1901 Chouteau Avenue, St. Louis, Missouri, 63103.

Q. By whom are you employed?

A. I am Senior Vice President of Finance and Chief Financial Officer ("CFO") for Ameren Corporation ("Ameren"), Union Electric Company, doing business as AmerenUE ("AmerenUE"), and Central Illinois Public Service Company, doing business as AmerenCIPS ("AmerenCIPS").

Q. What are your responsibilities as CFO?

A. My responsibilities include the oversight of the financial, accounting and regulatory functions of Ameren and its subsidiaries, as well as the treasury, tax, risk management, internal audit and budget and corporate modeling functions. In this role, I also act as the primary company spokesperson in communications with the financial community, including financial analysts and credit rating agency analysts.

Q. What is your educational and employment background?

A. I graduated from the University of Missouri-St. Louis in 1983 with a Bachelor of Science degree with a major in Accounting. I am a licensed Certified Public

Accountant in the State of Missouri and a member of the American Institute of Certified Public Accountants and the Missouri Society of Certified Public Accountants.

In September 2001, I was promoted to my current position and named Senior Vice President, Finance and CFO. I have been with the Company since 1995, first as the Assistant Controller at Union Electric, then in 1996 as the Controller of Union Electric, and as Vice President and Controller of Ameren starting in May 1998. Since I joined the Company in 1995, I have played a major role in the development of operational and financial strategies.

Prior to my employment at Ameren, I was employed by Price Waterhouse LLP (now PricewaterhouseCoopers LLP) as Senior Manager in that Firm's St. Louis and New York City offices. My principal responsibilities at Price Waterhouse included supervising audit and consulting services to clients in the public utility industry (including Union Electric) and manufacturing industries, among others. I also developed Price Waterhouse's financial statement disclosure and content guide for public utilities and authored various sections of Price Waterhouse's annual Survey of Financial Reporting and Industry Developments for the public utility industry. I was a member of Price Waterhouse's National Public Utilities Industry Services Group and their Accounting and SEC Services Department.

I am also a former Chairman of the executive committee of the chief accounting officers of Edison Electric Institute member companies and currently serve as Vice President of the Chancellor's Council and a member of the Dean's Advisory Board of the University of Missouri-St. Louis.

Q. What is the purpose of your testimony?

A. The purpose of my testimony is to describe Ameren, and its operations, and the acquisition by Ameren of CILCORP Inc. ("CILCORP"), which is the parent of Central Illinois Light Company ("CILCO"). Mr. Scott Cisel describes CILCO's operations in his testimony.

Q. Please describe the Ameren system.

A. Ameren is a Missouri corporation with its headquarters in St. Louis, Missouri. Ameren is a registered holding company under the Public Utility Holding Company Act ("PUHCA") and is the parent of two state-regulated utility subsidiaries, AmerenCIPS and AmerenUE, both of which provide electric and gas service to the public.

AmerenCIPS is an Illinois corporation that provides electric service to approximately 325,000 customers and gas service to about 170,000 customers, in 527 incorporated and unincorporated communities in central and southern Illinois. AmerenCIPS owns no generation, and is served presently under a power sales agreement with Ameren Energy Marketing Company ("AEM"), an affiliate.

AmerenUE is a Missouri corporation that provides electric service to over one million customers and gas service to 130,000 customers in Illinois and Missouri. AmerenUE owns 8,290 MW of electric generating capacity.

Ameren also has several other subsidiaries, including: Ameren Services Company ("Ameren Services"), which provides services to various Ameren affiliates; AmerenEnergy Generating Company ("AEG"), which owns and operates over 4330 MW of electric generating capacity, all of which is located in Illinois and Missouri; AEM, which markets power and energy; Ameren Energy ("AE"), which provides short-term energy trading services and acts as agent to AmerenUE and AEG; and Ameren Energy Fuels and Services Company ("Ameren Fuels"), which provides generation fuels, natural gas procurement, management and related services for Ameren affiliates and other entities.

II. DESCRIPTION OF THE ACQUISITION

Q. Please describe the acquisition transaction.

A. Ameren and The AES Corporation ("AES") have entered into a Stock Purchase Agreement pursuant to which Ameren will acquire all of the outstanding common stock of CILCORP from AES in exchange for $1.34 billion, which includes the assumption of approximately $475 million in debt at CILCORP and $425 million in debt and preferred stock at CILCO. Simultaneously, Ameren will acquire AES' interest in Medina Valley, a 35 MW cogeneration facility that serves Caterpillar, for $60 million in cash and assumed debt.

Q. When do the parties expect to close the sale?

A. The Securities and Exchange Commission ("SEC") has set a deadline of March 27, 2003 for AES to divest itself of CILCORP. Therefore, the parties expect to close no later than this March 27, 2003 deadline. The parties would like to close the transaction at the earliest possible date, preferably by the end of this calendar year. The pendency of this transaction brings uncertainty for CILCO's customers and employees, and for the communities in which these customers and employees reside. We believe that all would be best served by closing the transaction on the most expeditious timetable possible.

Q. Why is Ameren making this acquisition?

A. CILCO represents a perfect fit with Ameren's existing delivery and production organizations. Ameren's senior team recently unveiled its roadmap for Ameren's future - the vision, mission and values that will make our company a performance leader in the energy industry. Ameren is committed to growth in the energy business by staying focused on energy delivery and production. Ameren has identified specific core values that will serve as a foundation for achieving our strategic goals. The stated core values of integrity, respect, stewardship, teamwork and commitment are being embraced by management and all employees. Consequently, the offering of CILCO for sale by AES came at a time when Ameren had re-established its strategy to grow its energy business. Additionally, CILCO's service territory is located in areas near where Ameren already provides service or has offices. In fact, AmerenCIPS serves territory that

is contiguous to parts of the CILCO system. Our electric transmission systems are interconnected and CILCO's retail prices are generally comparable with those of AmerenCIPS and AmerenUE. CILCO's operations are efficiently conducted, as are those of Ameren. All of these factors made Ameren the ideal purchaser of CILCORP. In particular, we believe that Ameren's ownership will be beneficial to CILCO's customers.

Q. What benefits does the acquisition bring to CILCO's customers?

A. Initially, many of CILCO's customers will see few visible signs of the change in ownership. CILCO customers will call the same numbers for service, will see the same employees serving their needs and will continue paying the same rates in effect prior to the closing. However, after closing Ameren plans to begin introducing systems and undertaking initiatives that are intended to move CILCO toward performance leadership in Illinois and in the nation in terms of reliability, customer satisfaction and service response. CILCO has already established itself as a performance leader in its ability to control cost. CILCO has maintained the same retail electric base rates for 20 years. Ameren's objective is to continue this record of cost control and offer additional ways for CILCO to keep its costs in line. Because of Ameren's size, currently having over 1.5 million retail electric customers and in excess of 300,000 gas customers, we have greater purchasing leverage for equipment, materials, supplies, services and fuels. The Ameren size advantage will help stabilize CILCO's cost of operations, another advantage of acquisition by Ameren. Likewise, Ameren's existing customers will see benefits

from the acquisition of CILCO. Such benefits will be derived from greater economies of scale, ability to further leverage systems and infrastructure as well as broader implementation of best operating practices. All of these factors should aid AmerenCIPS and AmerenUE in maintaining excellent customer service, high reliability and stable rates.

Q. Does Ameren believe that it can successfully integrate CILCO into the Ameren system?

A. Yes. Just a few years ago we integrated Union Electric and CIPS, with no disruption to or reduction in service. We will utilize a number of teams organized by function, department or discipline to review the current staffing and business practices to be followed by AmerenCILCO and the other Ameren companies. The goal is to document how tasks are done presently and identify "best practices" that may exist. The reviews not only involve staff activities, but support systems and technologies as well. The teams will then make recommendations to a steering committee composed of Ameren and CILCO officers.

Q. What effect will the acquisition have on CILCO's capital structure?

A. For regulatory reporting and ratemaking purposes, the acquisition will have no effect on CILCO's capital structure. When AES acquired CILCORP, goodwill was booked at CILCORP. When this transaction closes, that goodwill will be removed from CILCORP's books, and the fair value of the underlying assets and liabilities will be determined and recorded. Any difference between the fair value

and the purchase price will be recorded as goodwill at CILCORP. The Applicants in this case are committing that any adjustments to assets or liabilities, and the creation of goodwill, resulting from the Purchase Accounting associated with this transaction will not affect the financial statements of any entity below CILCORP.

Q. How do the Applicants plan to account for the transaction?

A. Attached to this Testimony as Exhibit No. APP-101 are proposed accounting entries for the Transaction.

Q. Does this conclude your testimony?

A. Yes.

EXHIBIT NO. APP-101

PROPOSED ACCOUNTING ENTRIES

The acquisition of CILCO by Ameren will be accounted for using the purchase method as described in SFAS #141. In accordance with SFAS #141 this transaction will be measured on the basis of the fair values exchanged. Further, the fair value of the net assets acquired and the consideration paid are assumed to be equal and will be recorded at the date of acquisition closing based on Ameren's best estimate of their fair values on that date.

Below we have provided a high level summary of the expected results of applying purchase accounting. On the following pages we have provided more detailed entries which we expect to record to adjust CILCORP's current accounts, which reflect AES December 31, 2001 balances to Ameren's purchase accounting values. We cannot commit that any of the amounts shown will be the ultimate amounts recorded because CILCORP'S account balances and the fair values of assets and liabilities exchanged will likely change between now and the closing date.

High Level Purchase Accounting Results

Ameren		
DR	Investment in CILCORP	506
CR	Equity	506
CILCORP Consolidated		
DR	Plant In Service	1,222
DR	Intangible Assets	77
DR	Goodwill	527
DR	Other Assets	220
CR	Equity	506
CR	Preferred Stock	41
CR	Long-term Debt	784
CR	Current Liability	192
CR	Deferred Credits	523

AMEREN CORP ACQUISITION OF CILCORP PURCHASE ADJUSTMENT ENTRIES

AMEREN CORP

U	BD	MAJ	MIN	PR			DEBIT		CREDIT
1	10	131	001	01	CASH	$	506,562,000		
1	10	201		01	COMMON STOCK (PAR VALUE .01)			$	119,250
1	10	211		01	OTHER PAID-IN CAPITAL			$	506,442,750
1	10	123	CCP	01	INVESTMENT IN CILCORP	$	506,562,000		
1	10	234	CCP	01	INTERCOMPANY PAYABLE TO CILCORP			$	506,562,000
1	10	234	CCP	01	INTERCOMPANY PAYABLE TO CILCORP	$	506,562,000		
1	10	131	001	01	CASH (PAYMENT TO CILCORP)			$	506,562,000

CILCORP

U	BD	MAJ	MIN	PR			DEBIT		CREDIT
1	CC	146	010	01	INTERCOMPANY RECEIVABLE FROM AMEREN	$	506,562,000		
1	CC	211		01	OTHER PAID-IN CAPITAL			$	506,562,000
1	CC	131	001	01	CASH	$	506,562,000		
1	CC	146	010	01	INTERCOMPANY RECEIVABLE FROM AMEREN			$	506,562,000
1	CC	211		01	OTHER PAID-IN CAPITAL	$	506,562,000		
1	CC	131	001	01	CASH (PAYMENT TO AES)			$	506,562,000
1	CC	303		01	MISCELLANOEUS INTANGIBLE PLANT	$	209,491,000		
1	CC	303		01	GOODWILL			$	52,436,000
1	CC	186		01	EMISSION CREDITS (CILCO)	$	47,000,000		
1	CC	114		01	TRADE NAME	$	15,000,000		
1	CC	114		01	CUSTOMERS (CILCO)	$	15,000,000		
1	CC	201		01	COMMON STOCK	$	12,271,000		
1	CC	216		01	RETAINED EARNINGS			$	3,721,000
1	CC	224		01	OTHER LONG-TERM DEBT			$	66,000,000
1	CC	282		01	DEFERRED TAX/ITC/REGULATED LIABILITIES			$	83,105,000
1	CC	253		01	DEFERRED COAL CONTRACTS (CILCO)			$	13,500,000
1	CC	253		01	PENSION LIABILITIES (CILCO)			$	80,000,000
					TOTALS	$	1,818,448,000.00	$	1,818,448,000.00

CILCORP Consolidated Balance Sheet

	FY Ending 2001	Purchase Adjustments	Ameren
Property and Plant at Original Cost			
Gross Plant In Service	1,139,278	209,491	1,348,769
Less Accumulated Depreciation	(126,502)	-	(126,502)
Net Plant In Service	1,012,776	209,491	1,222,267
Goodwill (Non-Amortizing)	579,211	(52,436)	526,775
Emission Credits (CILCO)	-	47,000	47,000
Trade Name (CILCO)	-	15,000	15,000
Customers (CILCO)	-	15,000	15,000
Other	38,998	-	38,998
Total Other Assets	618,209	24,564	642,773
Current Assets			
Cash and Temporary Cash Investments	18,312	-	18,312
Accounts Receivable	87,875	-	87,875
Other Current Assets	74,526	-	74,526
Total Current Assets	180,713	-	180,713
Total Assets	**1,811,698**	**234,055**	**2,045,753**
Capitalization and Liablities			
Capitalization			
Common Stock	518,833	(12,271)	506,562
Retained Earnings	(3,721)	3,721	-
Total Common Stockholder's Equity	515,112	(8,550)	506,562
Preferred Stock	41,120	-	41,120
CILCORP Long Term Debt	717,730	-	717,730
FMV Adjustment to CILCORP LT Debt 8.7% 2009	-	20,000	20,000
FMV Adjustment to CILCORP LT Debt 9.375% 2029	-	46,000	46,000
Total Capitalization	1,273,962	57,450	1,331,412
Current Liabilities			
Accounts Payable	75,644	-	75,644
Current Debt & Commercial Paper	1,400	-	1,400
Intercompany Revolver	-	-	-
Other	114,552	-	114,552
Total Current Liabilities	191,596	-	191,596
Deferred Tax/ITC/Regulated Liabilities/Other	346,140	83,105	429,245
Coal Contracts CILCO	-	13,500	13,500
Pension Liabilities CILCO	-	80,000	80,000
Other Deferred Credits and Liabilities	-	-	-
Total Other Liabilities	346,140	176,605	522,745
Total Capital and Liabilities	**1,811,698**	**234,055**	**2,045,753**

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation Central Illinois Light Company and Medina Valley Cogen, L.L.C.	)))))))))	Docket No. EC02- -000

State of Missouri)
)
City of St. Louis)

I, Warner Baxter, being first duly sworn, on oath state that I am a Senior Vice President of Ameren Services Company whose prepared Direct Testimony was served on all parties to the above referenced proceeding. If asked the questions contained in the text of the testimony, I would give the answers that are herein set forth and I adopt the aforesaid answers as my direct testimony in this proceeding.

Warner L Baxter

Subscribed and sworn to before me this 16th day of July, 2002.

Carol A Head
Notary Public

My commission expires on 9-23-2002

CAROL A. HEAD
Notary Public - Notary Seal
STATE OF MISSOURI
St. Charles County
My Commission Expires: Sept. 23, 2002

UNITED STATES OF AMERICA

FEDERAL ENERGY REGULATORY COMMISSION

DIRECT TESTIMONY

OF

SCOTT CISEL

ON BEHALF

OF

CENTRAL ILLINOIS LIGHT COMPANY

July 19, 2002

DIRECT TESTIMONY OF SCOTT CISEL

Q. Please state your name and business address.

A. My name is Scott Cisel and my business address is 300 Liberty Street, Peoria, Illinois 61602.

Q. By whom are your employed and in what position?

A. I am employed by Central Illinois Light Company ("CILCO"), and I serve as a Senior Vice President.

Q. What are your responsibilities in that position?

A. I am responsible for: customer service, regulated customer account management, competitive retail sales, sales support, gas supply procurement, electric supply procurement and wholesale electric sales, legislative and public affairs and electric provider services.

Q. What is your educational and employment background?

A. I graduated with honors from Culver-Stockton College with a Bachelor of Science Degree in Business Administration and Economics. I received a Masters degree in Liberal Studies from Bradley University.

I was initially employed by CILCO as a summer meter reader and advanced through various management positions in sales, customer services and district operations. I was appointed Manager - Commercial Office Operations in 1981, Manager – Consumer and Energy Services in 1984; Manager – Agricultural

Research and Development Corporation in 1987; Manager – Rates, Sales and Customer Service in 1988 and Director – Corporate Sales in 1993. In April 1995, I was elected as Vice President – Sales and Marketing and in November 1995, I was named Vice President – Legislative and Public Affairs. In August 1998, I was named Vice President of Sales and Marketing. In April 1999, I was named Vice President and Business Unit Leader of Sales, Marketing and Trading. In April 2001, I was named Senior Vice President.

Q. What is the purpose of your testimony?

A. The purpose of my testimony is to describe CILCO and its operations.

Q. Please briefly describe CILCO and its operations.

A. CILCO was incorporated under the laws of Illinois in 1913. CILCO's principal business is the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO furnishes electric service to over 201,000 retail customers in 136 Illinois communities and gas service to over 204,000 customers in 128 Illinois communities. The Illinois Commerce Commission has approved the proposed transfer of substantially all of CILCO's generation assets to a wholly-owned subsidiary, Central Illinois Generation, Inc. ("CIGI"). In Docket No. EC02-66-000, this Commission also has approved the transfer of such generation assets to CIGI. Upon completion of the transfer, CIGI's principal business will be the

generation and marketing of electric energy. Still pending before the Commission, in Docket No. ER02-1688-000, is an application that requests the Commission to grant CIGI market-based rate authority and to accept for filling power supply and interconnection agreements between CIGI and CILCO.

Q. Please describe CILCO's power supply resources that will be transferred to CIGI.

A. CILCO currently owns net generating capacity of approximately 1,171 MW. CILCO's generation facilities are as follows:

- The E.D. Edwards facility, a 740 MW coal-fired station located in Bartonville, Illinois.
- The Duck Creek facility, a 366 MW coal-fired station located in Canton, Illinois.
- The Sterling Avenue facility, a 30 MW gas-fired peaking station located in Peoria, Illinois.
- The Indian Trails Cogeneration facility, a 10 MW facility located in Pekin, Illinois.
- Sixteen diesel-fueled power modules with a combined capacity of 25 MW, located in Chillicothe, Illinois, and Lincoln, Illinois.

After the transfer of these assets (other than the Indian Trail facility and the sixteen diesel-fueled modules), CIGI will devote such assets to supplying CILCO's requirements for electric energy. CILCO also receives electric energy from the Medina cogeneration unit, with which CILCO has a tolling agreement, and purchases 100 MW from the Ameren system under an agreement that will terminate after the summer of 2003.

Q. Please describe CILCO's current ownership.

A. CILCORP, Inc. ("CILCORP") owns 100% of the common stock of CILCO.

CILCORP was incorporated as a holding company in the state of Illinois in 1985. CILCORP is a wholly-owned subsidiary of The AES Corporation ("AES").

AES is a global power company whose primary lines of business are electricity generation and distribution. AES' electricity generation business consists of sales to non-affiliated wholesale customers (generally electric utilities, regional electric companies, or wholesale commodity markets) for further resale to end users. AES' electricity distribution business consists of direct sales to end users such as commercial, industrial, governmental and residential customers. AES' generating assets include interests in 177 facilities totaling 59 gigawatts of capacity. AES' electricity distribution network sells over 108,000 gigawatt hours per year to over 16 million end-use customers. AES acquired 100% ownership of the common stock of CILCORP in 1999.

Subsequent to the acquisition of CILCORP, AES acquired IPALCO Enterprises, Inc., another utility holding company. In a decision affirming AES's exempt status under the Public Utility Holding Company Act of 1935 ("PUHCA"), the SEC required AES either to divest its interest in CILCO or restructure, no later than March 27, 2003. AES elected to sell CILCORP to comply with the SEC's decision. AES solicited bids from a number of entities, and selected Ameren's bid for AES' interest in CILCORP.

Q. **Does this conclude your testimony?**

A. Yes, it does.

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation Central Illinois Light Company and Medina Valley Cogen, L.L.C.	))))))))))	Docket No. EC02- -000

County of Peoria)
) ss:
State of Illiniois)

I, Scott Cisel, being first duly sworn, on oath state that I am the Scott Cisel whose prepared Direct Testimony was served on all parties to the above referenced proceeding. If asked the questions contained in the text of the testimony, I would give the answers that are herein set forth and I adopt the aforesaid answers as my direct testimony in this proceeding.

SACisel
____

Subscribed and sworn to before me this 17th day of July, 2002.

Holli Willmert
____
Notary Public

My commission expires on

OFFICIAL SEAL
HOLLI WILLMERT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-2-2004

UNITED STATES OF AMERICA

FEDERAL ENERGY REGULATORY COMMISSION

DIRECT TESTIMONY

OF

MARK BIRK

ON BEHALF

OF

AMEREN SERVICES COMPANY

July 19, 2002

DIRECT TESTIMONY
OF
MARK BIRK

Q. Please state your name and business address.

A. I am Mark Birk. I am employed by Ameren Services Company ("Ameren Services"), One Ameren Plaza, 1901 Chouteau Avenue, St. Louis, Missouri.

Q. What is your position with Ameren Services?

A. I am the General Manager, Energy Delivery Technical Services.

Q. Please describe your educational background and employment experience.

A. I received my B.S.E.E. from the University of Missouri-Rolla in 1986, and my M.S.E.E. from the same institution in 1991. I am a licensed engineer in the State of Missouri. I began my employment with Union Electric Company in 1986 as an assistant engineer in the nuclear function. In 1989, I transferred to Union Electric's Meramec Power Plant, as an electrical engineer. In 1996, I transferred to the Energy Supply Operations Group and became a Power Supply Supervisor. I became Manager of Energy Supply Operations in the Spring of 2000. I assumed my current position in the Fall of 2001.

Q. What is the purpose of your testimony in this proceeding?

A. The purpose of my testimony is: to describe the Ameren and CILCO transmission systems; to describe post-closing transmission operations; to discuss the

transmission enhancements that will be made in connection with Ameren's assumption of control over CILCO, and how those enhancements will benefit power flows in central Illinois; and to discuss the nature of the data that was provided to Applicants' witness Rodney Frame for use in his market power study. I will also describe the Applicants' plans for RTO participation.

<u>Ameren and CILCO Transmission Systems</u>

Q. Please describe Ameren's transmission system.

A. As of December 31, 2001, AmerenUE owned and operated, or partially owned, approximately 2648 miles of transmission lines, and had interconnection arrangements with 15 investor-owned utilities, the Associated Electric Cooperative, Inc., the City of Columbia, Missouri, the Southwestern Power Administration and the Tennessee Valley Authority ("TVA"). As of the same date, AmerenCIPS owned and operated approximately 1908 miles of transmission lines, and had interconnection arrangements with 10 investor-owned utilities, TVA, Wabash Valley Power Association, City Water, Light & Power of Springfield, Illinois ("CWLP"), Illinois Municipal Electric Agency, Indiana Municipal Power Agency, Soyland Power Cooperative and Southern Illinois Power Cooperative. Both AmerenCIPS and AmerenUE are members of MAIN. AmerenCIPS and AmerenUE operate their systems as a single control area, subject to a single open access transmission tariff on file with the Commission.

Q. Please describe CILCO's transmission system.

A. As of December 31, 2001, CILCO's transmission system included approximately 333 miles of transmission lines. CILCO has interconnection arrangements with three investor-owned utilities (Ameren, Illinois Power Company and Commonwealth Edison Company) and CWLP. CILCO is a member of MAIN. Since February 1, 2002, the date on which the Midwest ISO commenced operations, use of CILCO's transmission facilities has been offered under the Midwest ISO OATT on file with the Commission. CILCO offers ancillary services pursuant to an Ancillary Services Tariff accepted for filing in Docket No. ER02-708-000.

<u>Post-Closing Operations</u>

Q. Will CILCO operate as part of the Ameren Utilities' control area?

A. No, it will not. While Ameren plans to integrate CILCO into the Ameren system in many respects, Ameren does not intend to alter the manner in which the existing Ameren control area is operated. AmerenUE and AmerenCIPS (jointly, the "Ameren Utilities") will continue to operate as a single control area, and AmerenUE and AmerenEnergy Generating will continue to jointly dispatch their generation pursuant to a Joint Dispatch Agreement ("JDA"), just as before closing. Ameren will operate CILCO as a separate control area and CILCO will not be made a party to the JDA. Ameren is not opposed to operation as a single control area at some point in the future once a thorough analysis is performed of current CILCO operations and synergies are identified that indicate operating as a single control area presents the least-cost option for serving its customers.

Q. Will the operation of a separate CILCO control area limit the ability to achieve synergies, economies and efficiencies?

A. No, it will not. Synergies in the operation of the CILCO system can be achieved without the establishment of a single Ameren control area.

Q. Will the presence of two control areas disadvantage transmission customers in any respect?

A. No, it will not, due to the regional transmission organization ("RTO") plans of the companies involved.

<u>RTO Participation</u>

Q. Please describe the RTO participation plans of the Ameren Utilities.

A. The Ameren Utilities were original members of the Midwest Independent System Operator ("Midwest ISO"). During 2001, with the Commission's approval, the Ameren Utilities left the Midwest ISO to become members of the Alliance RTO. On December 20, 2001, the Commission issued an order finding that the Alliance RTO lacked the proper scale and scope to satisfy the Commission's requirements for an RTO, and required the Alliance companies, including the Ameren Utilities, to select within thirty days of the order the RTO in which they would participate. On May 28, 2002, the Ameren Utilities filed with the Commission a notice indicating that they would return to the Midwest ISO. On June 20, 2002, the Ameren Utilities entered into a letter of intent with FirstEnergy Corporation, Northern Indiana Public Service Company, and National Grid that established terms for joining the Midwest ISO through the companies' participation in an independent transmission company (ITC), to be named Grid America, LLC. The

three utility companies also signed a letter of intent with National Grid outlining how National Grid will manage GridAmerica. Pending the Commission's approval of a definitive agreement, National Grid will serve as the managing member of GridAmerica and will manage the transmission assets of the three utility companies and participate in the Midwest ISO on behalf of GridAmerica. The Commission has already determined National Grid is qualified as a non-market participant to be a managing member within the Midwest ISO. With the approval of GridAmerica and the terms under which all three companies will join the Midwest ISO, National Grid will assume responsibility for the start-up and operation of GridAmerica. The terms of the Midwest ISO membership and the establishment of GridAmerica provide for the following key provisions:

- An operating agreement outlining how GridAmerica would exercise functional control -- consistent with recent FERC orders -- over the transmission facilities of transmission owners.

- An LLC agreement describing the business structure under which GridAmerica, under the authority of the Midwest ISO, would be formed and operated. GridAmerica would be a regulated, for-profit transmission company, focused on providing superior customer service and reliable transmission service to power generators, marketers and load-serving entities in the region; investing in top-rate management, operators and facilities; and seeking approval for appropriate transmission pricing to support a competitive electricity marketplace.

Q. Please describe CILCO's RTO arrangements.

A. CILCO is already a member of the Midwest ISO. CILCO participates in the Midwest ISO as a transmission owner and, initially, will not be a member of GridAmerica. In the future, Ameren will review whether it is practicable and appropriate to have CILCO enter into the GridAmerica arrangement.

Q. Will transmission customers moving power between Ameren and CILCO be subject to pancaked rates?

A. No. Because the Ameren Utilities and CILCO all will be members of the same RTO, customers will pay a single charge to move power between the control areas of the Ameren Utilities and CILCO. This will be true irrespective of whether the Ameren Utilities participate in Midwest ISO as transmission owners or as members of an ITC, such as GridAmerica.

<u>Transmission Projects</u>

Q. Please describe the transmission projects that Applicants intend to undertake to address the power market screen failure observed by Mr. Frame.

A. Ameren is committed to several transmission system upgrades that will allow increased power flows in and around the area covered by its transmission system. These projects are as follows:

1. Upgrade terminal equipment at Ameren's East-West Frankfort Substation. This project is estimated to take six months. It will improve power flows into Ameren, principally from the East.

2. Upgrade terminal equipment at Illinois Power's Baldwin Substation. This project also should take about six months to complete, and will also improve power flows into Ameren from the East.

3. Rebuild approximately 50 miles of 138kV line between the East Springfield and Tazewell Substations. This project will take almost 24 months to complete, and will increase transfer capability into CILCO.

4. Build a new 138kV connection with CWLP between the Pawnee and Toronto Road Substations. This project will take almost 18 months to complete and will improve power flows into CWLP.

5. Replace the Pawnee 345/138kV transformer with a 560 MVA unit. This project also will take 18 months and will improve flows into CWLP.

Ameren has discussed the last two projects with CWLP. In those discussions, CWLP brought forward an alternative to the transformer change-out at the Pawnee station that would, however, involve a new interconnection between CWLP and Commonwealth Edison Company. Ameren has indicated to CWLP that Ameren would be willing to consider the substitution if agreement can be reached on cost sharing and other terms among Ameren, CWLP and Commonwealth Edison.

Q. What is the estimated cost of the projects?

A. Approximately $18 million total for the five projects listed above.

Q. How will these projects affect power flows in central Illinois?

A. The five projects listed above would typically be regarded as local area upgrades. Local area constraints are often the cause of congestion and the elimination of such constraints can lead to significant increases in transfer capability. The projects identified will allow for greater utilization of existing transmission capacity.

Data Provided For Market Power Study

Q. Please describe the data inputs you provided to Mr. Frame for use in his study.

A. My staff provided Mr. Frame the following information:

1. Non-simultaneous first contingency transfer capability (FCITC) values from control areas surrounding each target market control area to test the ability of the transmission system to move power from each of these control areas to the target area.

2. Coincident FCITC from control areas clustered by geographical direction to test the ability of the transmission system to move power from those directions into a destination market area.

3. Simultaneous FCITC from all external control areas to test the ability of the transmission system to move power into a destination market area from all directions at once.

In the cases where exports were aggregated between multiple control areas, the level of participation of each control area was based on the pro-rata contribution of the load of a control area to the total load of all of the control areas modeled as "selling" into the target control area. Reduced loads were used as a proxy to generate "sales" without consideration of available generation.

Q. Did your staff also provide ATC values to Mr. Frame?

A. Yes, but those values do not present an accurate picture of the state of the affected transmission systems going forward. The ATC values do not constitute an accurate measure of the ability to use the transmission systems to mitigate market power in the target control areas.

Q. Why are ATC values not representative of the situation going forward?

A. There are two reasons. First, while Mr. Frame was studying the effect of the transaction in 2003, the only ATC values typically posted more than 12 months into the future are for monthly or annual service. As such, the posted values do not indicate the availability of short-term transmission products, such as weekly, daily, or hourly service, to bring power into a target control area to displace high priced generation. Second, the posted values of ATC do not reflect the ability of holders of firm reservations to redirect their confirmed reservations. The ability to redirect service from a less active path into an active market creates the opportunity for a marketer to obtain alternative service in an otherwise totally constrained transmission market. In short, there are several ways for the transmission system to move power into a high-priced market even if the posted values of ATC are zero.

Q. Are the FCITC values that you provided to Mr. Frame representative?

A. Yes, they are. Whereas the ATC values do not fully reflect the ability to move power on the system, the FCITC values measure the ability of the system to move power, and not just the availability of transmission service as indicated in OASIS postings. The former is limited by physical constraints on the system; OASIS postings reflect business constraints. Physical limits cannot be overcome without changing the transmission network, while business constraints are fluid and can and do adapt to satisfy the market. These adaptations occur through the means I have already mentioned: the secondary transmission market, the redirecting of confirmed service from less active markets into higher cost markets, and the use

of short-term and non-firm products to off-set spot market price spikes. Long-range ATC calculations do not reflect the availability of these means of making short-term transmission service available. However, all of these products are limited by the physical limitations reflected in the FCITC values, which were calculated using flowgate data developed for use in ATC calculations in MAIN, the Midwest ISO, and the Southwest Power Pool, as well as the flowgates used in the NERC IDC. The interregional transfer capability calculated using these constraints provides an indication of the ability of the transmission system to move power into any of the target markets.

Q. Does this conclude your testimony?

A. Yes, it does.

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company,	)	
on behalf of the	)	
Public Utility Company Subsidiaries	)	
of Ameren Corporation	)	Docket No. EC02- -000
Central Illinois Light Company	)	
	)	
and	)	
	)	
Medina Valley Cogen, L.L.C.	)	

State of Missouri	)
	)
City of St. Louis	)

I, Mark Birk, being first duly sworn, on oath state that I am the General Manager, Energy Delivery Technical Services of Ameren Services Company whose prepared Direct Testimony was served on all parties to the above referenced proceeding. If asked the questions contained in the text of the testimony, I would give the answers that are herein set forth and I adopt the aforesaid answers as my direct testimony in this proceeding.

Mark C Birk

Subscribed and sworn to before me this 16th day of July, 2002.

Carol A Head
Notary Public

My commission expires on 9-23-2002

CAROL A. HEAD
Notary Public - Notary Seal
STATE OF MISSOURI
St. Charles County
My Commission Expires: Sept. 23, 2002

UNITED STATES OF AMERICA

FEDERAL ENERGY REGULATORY COMMISSION

DIRECT TESTIMONY

OF

ROBERT J. MILL

ON BEHALF

OF

AMEREN SERVICES COMPANY

July 19, 2002

DIRECT TESTIMONY
OF
ROBERT J. MILL

I. INTRODUCTION

Q. PLEASE STATE YOUR NAME AND BUSINESS ADDRESS.

A. My name is Robert J. Mill. My business address is 607 E. Adams Street, Springfield, Illinois 62739.

Q. BY WHOM ARE YOU EMPLOYED AND IN WHAT CAPACITY?

A. I am the Manager of the Regulatory Services Department of Ameren Services Company, a subsidiary of Ameren Corporation. I have responsibility for the design and administration of retail bundled electric tariffs and delivery-only electric and gas tariffs, and the formulation of retail rate strategies and policies. My area of retail responsibility is primarily related to the Illinois jurisdiction. I also have administrative responsibility for establishing distribution-related charges for wholesale customers. I also monitor and participate in rulemakings and proceedings before the Illinois Commerce Commission and the Federal Energy Regulatory Commission.

Q. ON WHOSE BEHALF ARE YOU SUBMITTING TESTIMONY?

A. I am submitting testimony on behalf of Ameren Services Company.

Q. PLEASE STATE YOUR QUALIFICATIONS AND EDUCATIONAL BACKGROUND.

A. I began my career at Central Illinois Public Service Company in 1976, in the Accounting Department. In 1979, I was promoted to the Rates and Research Department and held

several analytical and supervisory positions within that department until 1989, when I was named manager. In 1993, I was named manager of the Corporate Planning Department, responsible for overseeing economic and financial forecasting activities, strategic planning and resource planning functions. In 1995, as the result of restructuring, I again became manager of the Regulatory Department. In August 2001, my department was renamed Regulatory Services and was transferred to the Corporate Planning function of Ameren Services to facilitate our support of other Ameren subsidiaries.

I received a Bachelor of Science degree in 1975 from Western Illinois University and a Master of Arts degree in business administration in 1981 from Sangamon State University, now known as the University of Illinois at Springfield. I have previously testified on behalf of the Company in various proceedings before the Illinois Commerce Commission and the Federal Energy Regulatory Commission.

Q. WHAT IS THE PURPOSE OF YOUR TESTIMONY?

A. The purpose of my testimony is to describe the Applicants' relationships to transmission dependent utilities (TDUs) that operate in the Ameren and CILCO control areas. I will explain why the Transaction for which the Applicants seek approval from the FERC will not adversely affect the rates paid by such customers to Ameren or CILCO for power supply service or their competitive options. I also will explain the interim mitigation measures that the Applicants will make available pending the construction of transmission system upgrades to mitigate the non-trivial screen violations identified by Mr. Frame in his testimony.

Q. WHO ARE THE WHOLESALE CUSTOMERS SERVED BY AMEREN AFFILIATES IN THE AMEREN CONTROL AREA?

A. Exhibit No. APP-401 contains a summary of each of the firm power contracts under which an Ameren entity provides firm power service to a TDU that operates in the Ameren control area. The exhibit shows the remaining term of each contract and the nature of the compensation the selling party receives from the TDU customer. For ease of discussion, I will discuss these power supply arrangements in two groups:

(i) firm power agreements with transmission dependent utilities connected to transmission facilities owned by Union Electric Company (AmerenUE); and

(ii) firm power agreements with transmission dependent utilities connected to transmission facilities owned by Central Illinois Public Service Company (AmerenCIPS).

Q. WHAT TDU CUSTOMERS ARE SERVED FROM TRANSMISSION FACILITIES OWNED BY AMERENUE?

A. AmerenUE provides full requirements service to nine municipal electric utility systems under energy services agreements entered into under AmerenUE's market based rate tariff. Three of these agreements, with the cities of California, Linneus, and St. James, Missouri, terminate on December 31, 2003. The other six, with the cities of Centralia, Hannibal, Kahoka, Kirkwood, Marceline and Perry, terminate on December 31, 2008. All of these customers are served at fixed rates, and therefore the price they pay for capacity and energy supplied by an Ameren entity will be unaffected by the transaction.

AmerenEnergy Marketing Company (AEM)and Citizens Electric Corporation are parties to an Electric Energy Sales Agreement dated August 23, 2001. Under the Agreement, AEM supplies Citizens' full requirements for electricity. The contract will terminate on December 31, 2006, unless the parties otherwise agree. Citizens pays a fixed demand

charge and a fixed energy charge for electricity provided under the contract. AEM also supplies power and energy to Citizens for use in serving a Proctor & Gamble plant in Cape Girardeau County, Missouri. Citizens also pays fixed demand and energy charges for this service. This contract terminates on July 31, 2003.

Q. DO ANY OF THE AMEREN ENTITIES PROVIDE POWER SUPPLY TO OTHER TDUS THAT OPERATE IN THE TRADITIONAL SERVICE AREA OF AMERENUE?

A. Yes. AEM also provides a 25 MW block of system firm capacity on an around-the-clock basis to the City of Rolla, Missouri, at a fixed energy rate under a contract that will terminate on December 31, 2005. Rolla obtains the remainder of its power supply from other suppliers. In addition, AEM provides the City of Columbia with a 80 MW block of short-term non-firm energy through May 31, 2004 and 36 MW of Unit Commitment capacity and related energy through 2014, all at fixed rates. The City of Columbia obtains the remainder of its electricity requirements from its own generation. AEM also provides off-peak capacity and energy to the City of Jackson, Missouri at fixed energy rates under a contract that will terminate on December 31, 2005. Jackson obtains the remainder of its electricity requirements from other suppliers.

Q. ARE THERE OTHER TDUS THAT OPERATE IN THE TRADITIONAL AMERENUE SERVICE AREA?

A. Yes. Ameren provides network integration transmission service to several municipal electric systems that obtain their power supplies from another source. These include the Missouri cities of Farmington, Fredericktown and Owensville. AEM provided full requirements service to these cities until recently. Their requirements for capacity and

energy are now provided from power supply resources that are administered as the Missouri Public Energy Pool No. 1 (MoPEP) by the Missouri Joint Municipal Electric Utility Consortium (MJMEUC). I understand that Farmington, Fredericktown and Owensville will obtain their power supplies this way at least until the end of 2006.

Q. WHAT TDU CUSTOMERS ARE SERVED FROM TRANSMISSION FACILITIES OWNED BY AMERENCIPS?

A. As part of a restructuring of AmerenCIPS made to implement the Illinois Electric Service Customer Choice and Rate Relief Act of 1997, AmerenCIPS transferred title to its generating stations to AmerenEnergy Generating Company. In turn, AmerenEnergy Generating Company entered into an agreement by which it transferred to AEM entitlement to the output of the generating facilities formerly owned by AmerenCIPS. AmerenCIPS also transferred its wholesale contracts to AEM, which is now responsible for providing wholesale service in AmerenCIPS's traditional service area. AEM's wholesale customers in the traditional service area of AmerenCIPS are the Illinois Municipal Electric Agency (IMEA), Soyland Power Cooperative, Inc. (Soyland), Mt. Carmel Public Utility Company, the City of Newton, Illinois, Norris Electric Cooperative and Clay Electric Cooperative. In addition, AEM supplies the full requirements of AmerenCIPS for capacity and energy needed by AmerenCIPS to fulfill its responsibility as the default provider to certain retail customers.

Q. PLEASE DESCRIBE AEM'S ARRANGEMENTS WITH IMEA.

A. IMEA is a joint action municipal electric purchasing agent that obtains power supplies for approximately 30 municipal electric systems operating in the state of Illinois. AEM and IMEA are parties to an Electric Service Agreement dated as of March 29, 2001, under which AEM provides full requirements service to all IMEA cities located in the Ameren control area and to the Village of Winnetka and the City of Rock Falls. Winnetka and Rock Falls are located in the Commonwealth Edison Company control area. This Electric Service Agreement will terminate on December 31, 2005, unless it is extended by agreement of the parties. IMEA pays a fixed energy charge for each MWH taken under this agreement.

AEM and IMEA are also parties to a separate agreement dated April 26, 2001, under which AEM supplies the electricity requirements of the City of Sullivan, Illinois. This contract also expires on December 31, 2005, unless the parties agree otherwise. IMEA pays a fixed energy charge for each MWH of energy delivered to Sullivan under this agreement.

AEM and IMEA are also parties to an Electric Power Supply Agreement dated as of November 5, 2001, under which AEM provides partial requirements service to the Cities of Batavia and St. Charles, Illinois. Batavia and St. Charles both operate in the Commonwealth Edison Company control area and obtain their primary power supply from Commonwealth Edison. This sale is also made at a fixed price for each MWH that IMEA purchases under this agreement. This agreement terminates on May 31, 2005

Q. PLEASE DESCRIBE AEM'S CONTRACT WITH SOYLAND.

A. Soyland is a generation and transmission cooperative that is responsible for obtaining power supply for 11 member distribution cooperatives that operate in the traditional service area of AmerenCIPS in Illinois. Under a Power Supply Agreement dated February 27, 2002, AEM supplies System Firm Power and Energy needed to cover the electricity requirements of such 11 distribution cooperatives. AEM supplies this service at a fixed price per MWH. The Power Supply Agreement is to terminate on December 31, 2008.

Q. PLEASE DESCRIBE AEM'S CONTRACT WITH MT. CARMEL.

A. AEM supplies the full requirements of Mt. Carmel Public Utility Company under an Electric Energy Sales Agreement dated as of April 29, 2002. Mt. Carmel purchases its requirements under this contract at fixed price for each MWH purchased. The contract terminates on April 30, 2007, unless the parties otherwise agree.

Q. PLEASE DESCRIBE AEM'S CONTRACT WITH THE CITY OF NEWTON.

A. Under a contract between AmerenCIPS and the City of Newton that was subsequently assigned to AEM, AEM provides Newton's requirements for electricity at fixed demand, energy and fuel rates. The contract is to terminate on June 30, 2005.

Q. PLEASE DESCRIBE AEM'S SUPPLY ARRANGEMENT WITH NORRIS ELECTRIC COOPERATIVE.

A. AEM provides full requirements service to Norris Electric Cooperative under a contract that will terminate on December 31, 2007. The demand and energy rates applicable to

Norris Electric are fixed. Norris Electric also is subject to a fuel cost charge that is fixed through February 28, 2004.

Q. PLEASE DESCRIBE AEM'S SUPPLY ARRANGEMENT WITH CLAY ELECTRIC CO-OPERATIVE.

A. Under the Amended and Restated Electric Service Agreement dated as of March 11, 2002, AEM provides the full requirements of Clay Electric Co-operative, Inc. This contract has a term that ends on December 31, 2007, and the customer pays a fixed energy charge for each MWH purchased.

Q. ARE THERE OTHER TDUS THAT OPERATE IN THE TRADITIONAL AMEREN – CIPS SERVICE AREA?

A. Yes. Ameren provides network integration transmission service to Edgar Electric Cooperative (which does business as EnerStar Power Corp.), to Wayne-White Counties Electric Cooperative and to Southwestern Electric Cooperative (SWEC). Wayne-White's power supply is currently provided by Entergy-Koch from three merchant plants located in Illinois. EnerStar purchases 6 MW from the Holland plant located in Effingham, Illinois, which EnerStar uses to serve retail load in the AmerenCIPS service area, and about 20 MW from CMS Marketing, which it uses to serve wholesale load in the Ameren control area. SWEC has about 10 MW of load in the Ameren control area and currently obtains its power supply from Cinergy.

Q. DOES CILCO SERVE TDUS THAT OPERATE IN CILCO'S CONTROL AREA?

A. Yes. CILCO has agreed to provide Corn Belt Energy Corporation up to six MW through March 31, 2004, at seasonally differentiated, fixed energy prices.

Q. ARE THERE ANY OTHER TDUS THAT ARE CONNECTED TO CILCO'S SYSTEM?

A. Yes. CILCO has an interconnection agreement with the Village of Riverton, which takes its power supply from the Springfield, Illinois municipal electric system. Riverton takes network transmission service under the Midwest ISO OATT and thereby makes use of the CILCO transmission on a basis that is comparable to CILCO's own use of its system.

Q. PLEASE SUMMARIZE THE NATURE OF THE ARRANGEMENTS THE APPLICANTS HAVE WITH TDUS THAT ARE CONNECTED TO THEIR TRANSMISSION SYSTEMS.

A. The Applicants provide firm power and energy to electric cooperatives and municipal electric systems at rates that are fixed and not subject to unilateral change or to fuel cost adjustments. The terms of these existing arrangements vary, but most of them extend into the 2005-2008 timeframe. The fact that the Applicants provide service to their wholesale requirements customers that are connected to the Applicants' systems at fixed rates means that the Transaction cannot have an adverse effect on such TDUs' power supply costs.

Q. WHAT EFFECT WILL THE TRANSACTION HAVE ON THE AVAILABILITY OF POWER SUPPLY OPTIONS TO THE TDUS THAT ARE SERVED FROM THE APPLICANTS' TRANSMISSION LINES?

A. The Transaction should have no effect on the power supply options that are available to the TDUs. Mr. Frame has concluded that, after the transmission system upgrades described by Mr. Birk have been constructed or installed, there will be no significant screen failures. The transmission upgrades on the Ameren system will be completed within 6 months after closing of the transaction. The closing is expected to have occurred

by March 31, 2003. All of the TDUs that are connected to the Ameren system and take firm power service from one of the Ameren entities have power supply contracts that extend at least to December 31, 2003. In the event that Ameren experiences unanticipated delay in the completion of the upgrades that will increase import capability into the Ameren control area (upgrades that Mr. Birk states will take about six months to complete), Ameren will extend the term of any contract that expires before the facilities are completed through the month in which completion occurs, if the Ameren customer so requests. The rebuild of the East Springfield-Tazewell 138 kv line that is necessary to increase transfer capability into the CILCO control area will take about 24 months to complete. To assure Corn Belt Energy Corporation that it will not be competitively harmed by the Transaction, CILCO will extend, at Corn Belt's request, the effectiveness of the contract rates Corn Belt now pays for service until the end of the month in which the East Springfield-Tazewell line upgrade is completed and placed in service.

Q. DOES AMEREN CURRENTLY OPERATE IN A COMPETITIVE WHOLESALE MARKET?

A. Yes. In the last few years, AEM has competed to retain load that historically had been served by AmerenUE or AmerenCIPS. For example, as I mentioned earlier, the Cities of Farmington, Fredericktown and Owensville now take their requirements for electricity from MJMEUC. AEM competed vigorously to provide service to these cities but lost. AEM also competed to serve EnerStar and SWEC, but lost the business to other power marketers. As Mr. Frame has observed, the MAIN region has seen a huge growth in merchant plant capacity in recent years and more merchant capacity is under construction

and expected to brought on line in the next few years.

Q. WHAT WILL THE APPLICANTS DO TO PROTECT CITY WATER, LIGHT & POWER (CWLP) OF SPRINGFIELD FROM BEING HARMED BY THE TRANSACTION?

A. CWLP has adequate generating capability native to its control area to meet its loads. CWLP's summer peak load is approximately 350 MW and CWLP owns about 465 MW of generating capacity. Nevertheless, CWLP purchases energy in the short-term markets when it is economical to do so. As Mr. Birk states, it will take about 18 months after closing to complete the transmission upgrades needed to provide additional transfer capability into the CWLP control area. Until those upgrades are completed, whenever a constraint on the Ameren or CILCO transmission systems prevents CWLP from taking advantage of economical purchases for use in serving CWLP's native load (and not for resale in the market), Ameren will pay CWLP the difference between CWLP's cost to generate internally and an amount equal to the Into Cinergy price for the hour of a transaction plus applicable transmission and ancillary services costs. Such payments will be subject to reasonable documentation by CWLP that it was unable to purchase economy energy due to such a transmission constraint and of its incremental generating cost for each hour that a constraint was binding. This arrangement will give Ameren great incentive to complete the transmission upgrades as soon as practicable while protecting CWLP from lost opportunity costs.

Q. MR. BIRK'S TESTIMONY MENTIONS THE POSSIBILITY THAT CWLP MAY PREFER TO SUBSTITUTE A NEW INTERCONNECTION WITH COMMONWEALTH EDISON FOR THE UPGRADE OF THE PAWNEE STATION THAT AMEREN HAS PROPOSED. WOULD AMEREN'S HOLD HARMLESS

OFFER TO CWLP BE THE SAME IF AMEREN AND CWLP AGREED TO PURSUE THE NEW INTERCONNECTION?

A. No. In that event, completion of the interconnection would be controlled by Commonwealth Edison and CWLP, and would be beyond the control of Ameren and CILCO. Consequently, the Applicants would propose that the hold harmless provisions described above would be effective until such time as Ameren completed any work agreed to be performed on its system and also deposited with CWLP or an escrow agent any funds or equipment Ameren may agree to provide in connection with the new interconnection. When that is done, any delay in improving CWLP's import capability would not be the fault of Ameren.

Q. DOES THIS COMPLETE YOUR TESTIMONY?

A. Yes.

EXHIBIT NO. APP-401

SUMMARY OF CONTRACTS WITH TDU CUSTOMERS ON AMEREN'S SYSTEM

1. ***Service Provider:*** **AmerenUE**

   Customer Name: **City of California, Missouri**

   Type of Service: Full Requirements

   Term of Service: Effective: December 1, 1998

   Termination Date: December 31, 2003

   Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

   Fuel Clause: *None*

2. ***Service Provider:*** **AmerenUE**

   Customer Name: **City of Linneus, Missouri**

   Type of Service: Full Requirements

   Term of Service: Effective: January 1, 1999

   Termination Date: December 31, 2003

   Form of Rate: Fixed demand charge and fixed energy charge

   Fuel Clause: *None*

3. ***Service Provider:*** **AmerenUE**

   Customer Name: **City of St. James, Missouri**

   Type of Service: Full Requirements

   Term of Service: Effective: November 1, 1998

   Termination Date: December 31, 2003

   Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

   Fuel Clause: *None*

4. ***Service Provider:*** **AmerenUE**

Customer Name: **City of Centralia, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: February 1, 1998

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

Fuel Clause: *None*

5. ***Service Provider:*** **AmerenUE**

Customer Name: **City of Kahoka, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: April 1, 1998

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges with capacity credits for customer-owned generation

Fuel Clause: *None*

6. **Service Provider:** **AmerenUE**

Customer Name: **City of Hannibal, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: January 1, 1998

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

Fuel Clause: *None*

7. *Service Provider:* **AmerenUE**

Customer Name: **City of Kirkwood, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: January 1, 1998

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

Fuel Clause: *None*

8. *Service Provider:* **AmerenUE**

Customer Name: **City of Marceline, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: February 1, 1999

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges with demand charge credits for customer-owned capacity

Fuel Clause: *None*

9. *Service Provider:* **AmerenUE**

Customer Name: **City of Perry, Missouri**

Type of Service: Full Requirements

Term of Service: Effective: January 1, 1999

Termination Date: December 31, 2008

Form of Rate: Fixed, seasonally differentiated demand charges and fixed energy charges

Fuel Clause: *None*

10.	*Service Provider:*	**AmerenEnergy Marketing Company (AEM)**
	Customer Name:	**Illinois Municipal Electric Agency for the City of Sullivan, IL**
	Type of Service:	Scheduled Firm Energy up to 16 MW Max. Hourly Demand
	Term of Service:	Effective: January 1, 2001 Termination Date: December 31, 2005 Parties to commence negotiations no later than 90 days prior to 12/31/05 for extension of contract term or new agreement or return to service under suspended Power Supply Agreement, which terminates in 2014
	Form of Rate:	Fixed energy charge
	Fuel Clause:	*None*
11.	*Service Provider:*	**AEM**
	Customer Name:	**Illinois Municipal Electric Agency, for IMEA members located within Ameren control area (other than Sullivan, Il), Winnetka, Il and Rock Falls, Il**
	Type of Service:	System Firm Energy up to Max. Hourly Demand (245 MW in Summer Period of 2005)
	Term of Service:	Effective: January 1, 2001 Termination Date: December 31, 2005 Parties to commence negotiations no later than 90 days prior to 12/31/05 for extension of contract term or new agreement or to return to service under suspended Power Supply Agreement, which terminates in 2014
	Form of Rate:	Fixed energy charge
	Fuel Clause:	*None*

12. ***Service Provider:*** **AEM**

Customer Name: **Newton, Illinois**

Type of Service: Full Requirements

Term of Service: Effective: July 1, 1999

Termination Date: June 30, 2005

Form of Rate: Fixed demand and energy charges plus fixed fuel charge

Fuel Clause: *None*

13. ***Service Provider:*** **AEM**

Customer Name: **Norris Electric Cooperative**

Type of Service: Full Requirements

Term of Service: Effective: March 20, 1992

Termination Date: December 31, 2007

Form of Rate: Fixed demand and energy charges plus fixed fuel charge

Fuel Clause: *Fixed through February 28, 2004*

14.	***Service Provider:***	**AEM**
	Customer Name:	**Union Electric Company**
	FERC Designation:	Power Sales Agreement under MBR Tariff
	Type of Service:	Firm Energy up to 200 Mw Max. Hourly Demand Scheduled in 50 MW blocks during Daily On-Peak Periods
	Term of Service:	Effective: June 1, 2002
		Termination Date: May 31, 2003
	Form of Rate:	Seasonally differentiated fixed demand charges plus energy charge indexed to gas in July and August and based on Broker quotes in for next-day energy in other months
	Fuel Clause:	*None*
15.	***Service Provider:***	**AEM**
	Customer Name:	**City of Columbia, Missouri**
	Type of Service:	Unit Commitment of 36 MW from 144 MW plant (subject to minimum schedule of 20 MW)
	Term of Service:	Effective: June 1, 2002
	Termination Date:	May 31, 2014, with buyer's option to extend through 2020
	Form of Rate:	Fixed demand charge subject to annaul increases of 2.5% plus energy charge indexed to gas cost and fixed O&M and start-up charges subject to annual increases of 2.5%
	Fuel Clause:	*None*

16. **Service Provider:** **AEM**

Customer Name: **City of Columbia, Missouri**

Type of Service: 80 MW non-firm energy

Term of Service: Effective: June 1, 2000

Termination Date: May 31, 2004

Form of Rate: Fixed demand charge subject plus energy charge equal to incremental cost plus 10%

Fuel Clause: *None*

17. ***Service Provider:*** **Ameren Energy Marketing Company**

Customer Name: **Citizens Electric Corporation**

Type of Service: Load Following Partial Requirements Service (excludes Proctor & Gamble load)

Term of Service: Effective: January 1, 2002

Termination Date: December 31, 2006

Form of Rate: Fixed seasonally differentiated demand charges and fixed energy charge subject to fixed increases related to loss factor

Fuel Clause: *None*

18. **Service Provider:** **AmerenUE**

Customer Name: **Citizens Electric Corporation**

Type of Service: Full Requirements for Proctor & Gamble load

Term of Service: Effective: August 1. 1998

Termination Date: July 31, 2003

Form of Rate: Fixed demand and energy rates

Fuel Clause: *None*

19. **Service Provider:** **AEM**

Customer Name: **Central Illinois Public Service Company**

Type of Service: Full Requirements for native load

Term of Service: Effective: May 1, 2000

Termination Date: December 31, 2004

Form of Rate: Fixed demand and energy rates (and pass through of revenue for CIPS Market Price Sales)

Fuel Clause: *None*

20. **Service Provider:** **AEM**

Customer Name: **Clay Electric Co-operative, Inc.**

Type of Service: Full Requirements for native load

Term of Service: Effective: January 1, 2000

Termination Date: December 31, 2007

Form of Rate: Fixed energy rate and fixed excess demand charge and indexed (Into Cinergy) rate for excess energy

Fuel Clause: *None*

21.	**Service Provider:**	**AEM**
	Customer Name:	**City of Jackson, Missouri**
	Type of Service:	Off-peak Firm Energy (6MW minimum and 30 MW maximum)
	Term of Service:	Effective: March 1, 2001
	Termination Date:	December 31, 2005
	Form of Rate:	Fixed energy rate plus market rate for excess energy
	Fuel Clause:	*None*
22.	**Service Provider:**	**AEM**
	Customer Name:	**Soyland Power Cooperative, Inc.**
	Type of Service:	Full Requirements for native load
	Term of Service:	Effective: January 1, 2003
	Termination Date:	December 31, 2008
	Form of Rate:	Fixed energy rate and fixed excess demand charge market rate for excess energy
	Fuel Clause:	*None*
23.	**Service Provider:**	**AEM**
	Customer Name:	**Missouri Joint Municipal Electric Utility Commission**
	Type of Service:	System Firm Energy and Capacity (20-40 MW, increasing at 5 MW/yr)
	Term of Service:	Effective: January 1, 2002
	Termination Date:	December 31, 2006
	Form of Rate:	Fixed demand and energy rates through 2003 and indexed (Into Cinergy) energy rates thereafter
	Fuel Clause:	*None*

24. **Service Provider:** **AEM**

Customer Name: **Rolla, Missouri Municipal Utilities**

Type of Service: *25 MW* System Firm Capacity and Energy

Term of Service: Effective: January 1, 2001

Termination Date: December 31, 2005

Form of Rate: Fixed energy rate and fixed excess demand charge market rate for excess energy

Fuel Clause: *None*

25. ***Service Provider:*** **AEM**

Customer Name: **Mt. Carmel Public Utility Company**

Type of Service: Full Requirements, with option for customer to purchase supply from third parties for new non-residential load of 5 MW or greater

Term of Service: Effective: May 1, 2002

Termination Date: April 30, 2007

Form of Rate: Fixed demand and energy rates

Fuel Clause: *None*

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of Ameren's Public Utility Companies	)	
Central Illinois Light Company	)	Docket No. EC02- -000
and	)	
Medina Valley Cogen, L.L.C.	)	

AFFIDAVIT

STATE OF ILLINOIS §
§
COUNTY OF SANGAMON §

MR. ROBERT J. MILL, being duly sworn, deposes and states: that he prepared the Direct Testimony and Exhibits of Robert J. Mill, and that the statements contained therein and the Exhibits attached hereto are true and correct to the best of his knowledge and belief.

Robert J. Mill

SUBSCRIBED AND SWORN TO BEFORE ME, this 12th day of July, 2002.

Notary Public, State of Illinois

Printed Name: ELAINE J. DREW
My Commission Expires: 7-17-05

OFFICIAL SEAL
ELAINE J. DREW
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-17-2005

WA-1286901v1
WA-1286946v1

UNITED STATES OF AMERICA

FEDERAL ENERGY REGULATORY COMMISSION

DIRECT TESTIMONY

OF

RODNEY FRAME

ON BEHALF

OF

AMEREN SERVICES COMPANY

July 19, 2002

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

LIST OF EXHIBITS

TABLE OF CONTENTS
(Continued)

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company,	)	
On behalf of Ameren's	)	
Public Utility Company Subsidiaries	)	
	)	
Central Illinois Light Company	)	
	)	**Docket No. EC02-___-000**
and	)	
	)	
Medina Valley Cogen, L.L.C.	)	

Prepared Direct Testimony and Exhibits of
Rodney Frame
On Behalf of Applicants

I. INTRODUCTION

Q. PLEASE STATE YOUR NAME AND POSITION.

A. My name is Rodney Frame. I am a Principal with Analysis Group/*Economics*.

Q. WHAT IS YOUR BUSINESS ADDRESS?

A. My business address is 1747 Pennsylvania Avenue, N.W., Suite 250, Washington, DC 20006.

Q. WHAT IS ANALYSIS GROUP/*ECONOMICS*?

A. Analysis Group/*Economics* is a consulting firm that provides microeconomic and financial analyses for complex litigation, regulatory proceedings and corporate strategic planning. We have offices in Cambridge MA, Washington DC, New York City, Denver CO, Montreal

and Los Angeles, Menlo Park and San Francisco CA. We have approximately 200 employees.

Q. WHAT IS YOUR FORMAL EDUCATIONAL BACKGROUND?

A. I received a bachelors degree in business from George Washington University in Washington, DC. Also at George Washington, I completed all requirements for my Ph.D. in Economics with the exception of my thesis. My graduate studies at George Washington were funded under the National Science Foundation Graduate Traineeship program.

Q. PLEASE DESCRIBE YOUR PROFESSIONAL EXPERIENCE.

A. I have been employed by Analysis Group/*Economics* since January 1998. Prior to my affiliation with Analysis Group/*Economics*, I was a Vice President at National Economic Research Associates, Inc. (NERA), where I was employed from 1984 to January 1998. Most of my work in the last several years, both at Analysis Group/*Economics* and at NERA, has involved consulting with electricity industry clients on a variety of competition-related matters including retail competition and restructuring issues, wholesale bulk power markets and competition, transmission access and pricing, mergers and acquisitions and contracting for generation supplies from nonutility suppliers. I frequently address market power concerns in my work. I have testified on numerous occasions on these and related topics, before the Federal Energy Regulatory Commission (Commission), state regulatory commissions, federal and local courts and the Commerce Commission of New Zealand. I frequently speak before industry groups on competition-related topics. From 1976 to 1984 I was a Senior Economist with Transcomm, Inc. in Falls Church VA. There I directed a number of projects concerning market structure and ratemaking in the telecommunications industry, competition among electric utilities and postal ratemaking. Prior to my affiliation with

Transcomm, I worked as an independent economic consultant advising clients mostly on telecommunications issues.

A copy of my résumé is included as Exhibit No. APP-501.

Q. WHAT IS THE PURPOSE OF YOUR TESTIMONY?

A. Ameren Corporation (Ameren) proposes to acquire CILCORP, Inc. (CILCORP), which is the parent of Central Illinois Light Company (CILCO), and AES Medina Valley Cogen, L.L.C. (Medina) from The AES Corporation (AES).[1] I refer to this proposed acquisition herein as the "transaction." I have been asked by Ameren, CILCO and Medina, collectively referred to herein as "Applicants," to provide a competitive assessment of the transaction, and in particular to perform the Competitive Analysis Screen that is described in Appendix A of Order No. 592, the Commission's Merger Policy Statement,[2] and in Order 642, Revised Filing Requirements Under Part 33 of the Commission's Regulations.[3] An Appendix A analysis addresses potential horizontal market power concerns that might arise from a contemplated merger or acquisition. As well, I examine whether the transaction might create vertical market power concerns.

Q. HOW IS THE REMAINDER OF YOUR TESTIMONY ORGANIZED?

A. Section II summarizes my analysis and conclusions. Section III provides a brief overview of features of Applicants' business activities that are most relevant for an assessment of potential market power concerns. Section IV discusses the relevant product markets that might be considered in

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1 A variety of abbreviations are used in this testimony. They are identified in Exhibit No. APP-502.

2 Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 77 FERC ¶ 61,263, issued December 18, 1996 (Merger Policy Statement).

3 Revised Filing Requirements Under Part 33 of the Commission's Regulations, Final Rule in Docket No. RM 98-4-000, Order 642, 93 FERC ¶ 61,164, issued November 5, 2000 (Order 642).

assessing the competitive effects of the transaction and describes the Appendix A Competitive Analysis Screen. Section V discusses the data sources and methods used for my Competitive Analysis Screen while Section VI discusses and summarizes the results. These results, which are shown in a series of tables attached to this testimony as exhibits, include those for a "base case" analysis as well as those for sensitivity analyses where different assumptions about transmission pricing and capacity are employed. Section VII addresses potential vertical market concerns. Section VIII provides my conclusion. The data and computer models used in my analysis are included in "workpapers" which are provided on compact disks. These "workpapers" include the data required to be submitted by Section 33.3(d) of the Commission's regulations.

II. SUMMARY AND CONCLUSIONS

Q. WOULD YOU PLEASE SUMMARIZE YOUR ANALYSIS?

A. My testimony principally describes my application of the Competitive Analysis Screen of Appendix A of FERC's Merger Policy Statement to Ameren's proposed acquisition of CILCORP and, through it, CILCO, and of Medina. The Appendix A analysis focuses on markets for short-term or non-firm energy.

In addition to assessing the transaction's effects on short-term and non-firm energy markets through the Appendix A analysis, I also consider whether the transaction will have an adverse effect on competition to supply short-term capacity and long-term capacity, where one year is the length of time that divides the two. As concerns the latter, examinations of market power in long-term capacity markets generally focus upon perceived entry barriers. Because none of the Applicants has the ability to erect barriers to others that might compete with them in the construction of new generation capacity, I conclude that the transaction will not have an adverse effect on competition to supply long-term capacity. As concerns

short-term capacity. I find that while Ameren has generation capacity that could be used to support short-term capacity sales, CILCO realistically does not.[4] Accordingly, the proposed transaction will not combine two formerly independent sellers of short-term capacity nor eliminate competition between them.

While I would not expect the effects to be significant in any case, given CILCO's relatively small size in relation to other market participants in the Midwest where both Ameren and CILCO are located, and given the fact that other market participants have not historically relied upon Ameren and CILCO for these services, I do *not* include an analysis of the effects of the transaction on markets for ancillary services, e.g., operating reserves (spinning and non-spinning), regulation and imbalance energy. The necessary data for such an analysis, among other things, include the ramping rates of individual generators. These data generally are not available from public sources. Under Order 642, separate analyses for ancillary services markets are not required if the necessary data are not available.

To perform the Appendix A Competitive Analysis Screen that is used for examining non-firm or short-term energy markets, I assembled available data concerning generator costs and other characteristics, load levels by time period, long term purchases and sales, market prices, transmission prices and losses (both for existing single system and regional tariffs) and transmission capacities between various market participants including

[4] Because it is under long-term contract to CILCO, I include Medina's capacity in CILCO's "bucket" when making this determination. Note that, as shown in Exhibit No. APP-507, CILCO projects a modest surplus of 47 MW for summer 2003. However, CILCO currently relies upon capacity purchase arrangements that will expire at the end of summer 2003, including 100 MW from Ameren (included as a load reduction in Exhibit No. APP-507) and 75 MW of "regulatory capacity"—where there is no expectation that energy will be taken—from Aquila. Accordingly, except for the very shortest of time periods, CILCO cannot realistically be viewed as a seller of short term capacity in wholesale electricity markets. And even for that very short time period, CILCO realistically could be viewed as a seller only if it could resell the regulatory capacity without energy that it has purchased.

Applicants and interconnected utilities. Ameren's utility affiliates are interconnected with numerous other regional suppliers and control areas while CILCO is interconnected with only a few. All of the entities with which CILCO is directly interconnected also are directly interconnected with Ameren. My analysis includes as separate destination markets *each* of the entities that are directly interconnected with *both* Ameren and CILCO and also most of the other entities that are interconnected with only Ameren but not CILCO. I also assembled data on historical wholesale transactions of Applicants to determine whether this initial list of destination markets should be expanded. Based upon this review, as well as the results that I report below for the individual destination markets that are included in my analysis, I concluded that there was no need to expand the initial list of destination markets.

An Appendix A Competitive Analysis Screen focuses upon Economic Capacity and Available Economic Capacity. Economic Capacity is all generation capacity located within the destination market being examined, or that can be delivered there, after accounting for transmission prices, losses and limits, at a delivered price that is no more than 1.05 times the competitive price in the market. Available Economic Capacity is equal to Economic Capacity less that required to meet firm retail and pre-existing wholesale load commitments. To develop computations for Economic Capacity and Available Economic Capacity, I first determined the "competitive" price for each destination market. I developed a range of prices for this purpose from publicly-available historical and forward price information and proprietary forward price information supplied by Ameren.

In determining which generators could deliver Economic Capacity and Available Economic Capacity, I used the generation cost and transmission price and loss data which had been assembled. Transmission flows into

each destination market were capped by transmission limits. The transmission data that I used largely were developed by Ameren. The procedures used to develop this First Contingency Incremental Transfer Capability (FCITC) data, and the underlying rationale for using it rather than the Available Transmission Capacity (ATC) data contained on various OASIS systems, is described in the testimony of Mr. Birk. I used three types of transmission limits for the Appendix A analysis, non-simultaneous single path limits between individual control areas, directional limits that included all paths into the control area being analyzed from a single direction (e.g., into Ameren from the west) and simultaneous limits that reflected all paths into the control area being analyzed from all directions. As is appropriate for an Appendix A analysis, pre-transaction and post-transaction shares and Herfindahl-Hirshmann Indexes (HHIs)[5] were computed using both the generation within each destination market as well as that which could be delivered to the destination market from the outside up to appropriate (non-simultaneous, directional and simultaneous) transmission limits.

My computations for the Available Economic Capacity measure were performed in the same fashion except that each supplier's load and firm long term wholesale obligations were deducted from its Economic Capacity in order to determine the Available Economic Capacity that it might have available to sell in the destination market. Determining Available Economic Capacity is becoming increasingly difficult as retail customer choice evolves. For the current study, the implementation of retail customer choice most importantly affects the determination of Available Economic Capacity for suppliers in Illinois. The process I used was to assume that each traditional supplier (including Applicants) that

[5] The HHI for a market is equal to the sum of the squared market shares of the individual firms in the market. Thus, a market with four equally-sized competitors has an HHI of 2,500 (i.e., $25^2 = 625$; $625 \times 4 = 2{,}500$) and a market with 10 equally-sized competitors has an HHI of 1,000 (i.e., $10^2 = 100$; $100 \times 10 = 1{,}000$).

historically had a native load sales obligation continued to serve that same native load. I determined each traditional supplier's native load obligation using publicly-filed data on load shapes and peak demands with the exception that Ameren's and CILCO's peak demands were provided by those entities. As appropriate, the peak demands were escalated to 2003, the study year for my analysis.

For my base case analysis, I compute pre- and post-merger HHIs, and therefore changes in HHIs, for a number of different destination market, season and load level combinations. I examine 15 different destination markets, three seasons (summer, winter and spring/fall combined) and five different load levels within each season. Within each season, I refer to these load levels as 1, 2, 3, 4 and 5, with 1 being the highest load period in each season and 5 being the lowest. The different load levels and seasons collectively bound a range of demand and price levels, reflect different generator capabilities and availabilities and incorporate different base case uses of the transmission system. As indicated, I do the analyses both for Economic Capacity and Available Economic Capacity.

My analyses employ a variety of conservative assumptions. By conservative, I mean that I have selected a technique or assumption that, in comparison to available alternatives, produces higher HHIs and higher HHI changes. If the transaction safely falls short of threshold levels for concern about transaction-induced competitive problems when these conservative assumptions are employed, one can be assured that it also will fall short of those threshold levels in cases where less conservative assumptions are employed.

Q. ARE THERE *A PRIORI* EXPECTATIONS ABOUT WHAT AN APPENDIX A ANALYSIS OF THE AMEREN ACQUISITION OF CILCO AND MEDINA SHOULD SHOW?

A. Yes. In an Appendix A analysis, the measured influence of any one supplier naturally will be greatest inside the control area where its generation assets are located. Moreover, given the traditional vertically-integrated structure of the industry, coupled with exclusive or largely exclusive service territories, the HHIs for Economic Capacity inside of a traditional supplier's control area generally will be in the range that the joint U.S. Department of Justice-Federal Trade Commission "Horizontal Merger Guidelines" (*Merger Guidelines*) refers to as a "highly concentrated" market.[6] If the traditional supplier has a market share of 50 percent in its control area, a "screen violation" will occur if the partner in its transaction has a market share of only ½ of one percent.[7] Outside the control area where its generation assets are located, the measured influence of a supplier decreases principally because the supplier's generation capacity must be adjusted to account for transmission limits, and to a lesser extent because additional transmission charges and losses may be incurred. The effects of these adjustments increase as the destination market becomes more remote from the supplier's generation.

---

6 Under the *Merger Guidelines*, a "highly concentrated" market is one where the HHI is 1,800 or more while a "moderately concentrated" market is one where the HHI is between 1,000 and 1,800. An "unconcentrated" market under the *Merger Guidelines* is one where the HHI is less than 1,000.

7 Under the *Merger Guidelines*, which were adopted by the Commission in its Merger Policy Statement, a screen violation occurs if the merger-induced HHI change is greater than 50 in a "highly concentrated" market and greater than 100 in a "moderately concentrated" market. The HHI change from a merger generally is given by the formula 2 x a x b, where "a" and "b" are the pre-merger market shares of each of the merging parties. If one of the merging parties has a market share of 50 percent (which means that the market will be "highly concentrated", because that one party's HHI contribution, i.e., 50^2 = 2,500, by itself is greater than the 1,800 HHI level that defines a highly concentrated market under the *Merger Guidelines*), a screen violation will occur if the other merging party has a market share in excess of ½ of one percent. Note that a very minor adjustment to the "2 x a x b" formula is required to assess the concentration effects of Ameren's proposed acquisition of CILCO because CILCO is being sold by AES, another market participant, whose market share, and therefore HHI contribution, is decreased as a result of the transaction. For this transaction, the adjustment is very minor because AES's other generation, including that of its Indianapolis Power & Light Company affiliate, does not play a prominent role in any of the destination markets included in this study.

CILCO has interconnections only with Ameren, Commonwealth Edison Company (ComEd), Illinois Power (IP) and the municipal system in Springfield IL (CWLP). Each of these entities also is interconnected with Ameren. CILCO naturally will have a large market share, and therefore HHI contribution, inside its own control area but, because it is a relatively small supplier–along with Medina, owning generation capacity of only approximately 1,200 MW–only a limited market share (and HHI contribution) outside its control area. That Ameren and CILCO, through their affiliates, are vertically integrated and each owns generation capacity in an amount roughly equal to that which is required to meet retail load obligations, and are both traditionally vertically integrated electric suppliers that are directly interconnected with each other suggests, almost inevitably, that there will be screen violations in the Ameren and CILCO destination markets using the Economic Capacity measure. However, CILCO's relatively small size suggests that, as a general matter, there are not likely to be significant screen violations in other destination markets. The most likely exception is the CWLP destination market, simply because CWLP is directly interconnected with only three other entities, Ameren, CILCO and IP, and two of these three will be combined into one under the transaction. ComEd and IP also are directly interconnected with both Ameren and CILCO, as is CWLP, but screen violations for Economic Capacity, albeit possible, seem much less likely in these other two destination markets simply because ComEd and IP each has several important interconnections with entities other than Ameren and CILCO and because of CILCO's relatively small size. Screen violations in more remote destination markets, where Ameren has a direct interconnection but CILCO does not, or where neither Ameren nor CILCO has a direct interconnection, are highly implausible, for both the Economic Capacity and Available Economic Capacity measures, simply because CILCO's generation capacity, small as it is to begin with, will be greatly diluted by

the need to "compete" with that of other suppliers to garner a share of limited transmission capability into those remote destination markets.

The Appendix A screening analysis that I have conducted and report on herein reinforces the *a priori* perceptions discussed above.

Q. PLEASE SUMMARIZE THE RESULTS OF YOUR APPENDIX A COMPETITIVE ANALYSIS SCREEN.

A. My Appendix A Competitive Analysis Screen examines transaction-induced changes in concentration in 15 different destination markets, centered on (i) Ameren and CILCO, (ii) the three entities that are interconnected with both Ameren and CILCO (i.e., ComEd, CWLP and IP) and (iii) ten other entities that are interconnected with Ameren but not CILCO. When the Economic Capacity measure is used, the transaction produces screen violations in the CILCO destination market for all seasons and load levels, in the CWLP destination market for all seasons and nearly all load levels and in the Ameren destination market for all seasons and most load levels. As well, in the IP destination market using the Economic Capacity measure, there are minor screen violations for load levels 1, 2 and 3 during the winter season (winter 1, 2 and 3). In the winter 1 period the post-transaction HHI is 1,876 and the transaction induced HHI increase is 51. In the winter 2 period the post-transaction HHI is 1,884 and the transaction-induced HHI increase also is 51. In the winter 3 period the post-transaction HHI is 1,904 and the transaction-induced HHI increase is 64. There are no screen violations in the ComEd destination market or in any of the other destination markets examined when the Economic Capacity measure is used. In most cases, the transaction-induced HHI changes in these other destination markets are zero or nearly zero.

For Available Economic Capacity, there are screen violations in the CILCO destination market during the summer 4 and winter 3 time periods only. In the CWLP market there are screen violations during the summer 4, winter 2 and 3 and spring/fall 3 time periods using the Available Economic Capacity measure. There are no screen violations in the Ameren destination market, the IP or ComEd destination markets or in any of the other remaining destination markets studied when the Available Economic Capacity measure is used.

That there are screen violations in the Ameren and CILCO markets using the Economic Capacity measure is not surprising given the preceding discussion. Ameren and CILCO are directly interconnected and each (naturally) controls a high percentage of the pre-transaction supply in their respective control areas. Under these circumstances, screen violations for Economic Capacity will occur even if the other transaction partner–e.g., Ameren for the CILCO destination market and CILCO for the Ameren destination market–has only a very small market share.

The Economic Capacity screen violations in the CWLP destination market occur because of the special circumstances of the CWLP control area. Concentration in the market is high, as it always will be in any single-supplier control area, and CWLP, naturally, is far and away the largest supplier. The combination of Ameren and CILCO produces screen violations in the CWLP market because, while the pre-transaction shares of each are relatively small, CWLP has only one direct interconnection (with IP) with a supplier other than Ameren and CILCO. One of its three independent direct interconnections therefore is lost as a result of the transaction.[8] While ComEd and IP are similar to CWLP in that each is

[8] However, CWLP is a member of the Midwest ISO Regional Transmission Organization (MISO). Ameren recently has indicated its intention to join the MISO. Ameren's and other new members' participation will eliminate some of the discontinuities in the MISO's footprint and greatly expand the number of suppliers that CWLP can reach with a single transmission charge. This pro-competitive

interconnected with *both* Ameren and CILCO, they are different in another important respect in that each has several interconnections with other suppliers as well. This greatly reduces the influence of Ameren and CILCO in the ComEd and IP destination markets, resulting in transaction-induced HHI changes in those markets, with the three minor exceptions noted for IP, that are below the level that would denote a screen violation. That the transaction-induced HHI changes in the ComEd and IP destination markets are below screen violation levels almost certainly indicates that those HHI changes also will be below those screen violation levels in more remote destination markets where only Ameren but not CILCO also is directly interconnected, or where neither Ameren nor CILCO has a direct interconnection. My analysis bears this out.

Q. HAVE YOU PREPARED ANALYSES THAT INCORPORATE THE MARKET POWER MITIGATION MEASURES THAT AMEREN IS PROPOSING AS A CONDITION OF TRANSACTION APPROVAL?

A. Yes. To mitigate concerns about the potential for transaction-induced market power that otherwise might be suggested by the screen violations in the Ameren, CILCO and CWLP destination markets, Ameren has agreed, as a condition of merger approval, to make certain transmission system upgrades that will allow increased power flows in and around the area traversed by its transmission system. To increase import capability into the Ameren control area, Ameren proposes to upgrade the current transformers and bus conductors at its East/West Frankfort substation and to fund the upgrade of terminal equipment (bus conductor, wave trap, disconnect switch, current transformers and breaker) at IP's Baldwin substation. To increase import capability into the CILCO control area, Ameren proposes to reconductor (change to a higher ampacity) a 50 mile

---

effect is greatly muted in an Appendix A analysis because of the manner in which transmission limits are incorporated.

138 kV line between Tazewell and East Springfield. To increase import capability into the CWLP control area, Ameren proposes to (i) construct a new 12.5 mile 138 kV circuit from Pawnee to Toronto Road and (ii) change out to a larger (560 MVA) unit the existing 138/345 kV transformer at Pawnee or develop an electrically-equivalent solution that is mutually agreeable to Ameren and CWLP. These transmission projects are discussed more fully in the testimony of Mr. Birk.

I have examined the effects of implementing these proposed transmission system upgrades on concentration in the Ameren, CILCO and CWLP destination markets. In the CWLP destination market, for both Economic and Available Economic Capacity, the HHI changes between the pre-transaction/pre-mitigation state and the post-transaction/ post-mitigation state are negative during all but the very lowest demand periods. The HHI changes for the Ameren market during the summer using the Economic Capacity measure are negative for three of the five periods and positive but very small in the other two periods.[9] The negative HHI changes not only fall below the level that would denote a screen violation, but denote markets that actually are more competitive in a structural sense, as measured by HHIs, after the transaction and accompanying mitigation, than before. However, certain screen violations remain even after taking these transmission upgrades into account. These are as follows: (i) in the CILCO destination market for Economic Capacity during all seasons and time periods except spring/fall 4 and 5, (ii) in the CILCO destination market for Available Economic Capacity during the summer 4 and winter 3 periods, (iii) in the Ameren destination market in the winter 1, 2 and 3 and spring/fall 1 and 2 time periods for Economic Capacity, and (iv) in the CWLP market for the summer 5, winter 5 and spring/fall 5 periods for Economic Capacity and in the summer 4 period for Available Economic Capacity. As well, the transmission upgrades do not affect import

[9] There are no screen violations in the Ameren market using the Available Economic Capacity measure.

capability into the IP destination market. Therefore, the three very minor Economic Capacity screen violations in that market remain.

Q. DO THE REMAINING SCREEN VIOLATIONS IN THE CILCO DESTINATION MARKET SUGGEST REAL COMPETITIVE PROBLEMS?

A. No. One effect of the transaction is to remove from the market some generating capacity that otherwise would have been independently-supplied (e.g., the Ameren generating capacity in the CILCO destination market). The effect of implementing the mitigation measures will be to increase market size, by allowing more external supplies to enter the destination market after the transaction than before. A useful comparison is between (i) the amount of independent supply that the transaction takes out of the market, and (ii) the amount of new supply that the mitigation allows to be brought in. For the CILCO destination market, Ameren's proposed mitigation measures generally allow more new supply from other market participants than the amount of independent supply that is taken from the market when Ameren and CILCO are combined.

Accordingly, the combined effects of the transaction and the proposed accompanying mitigation are pro-competitive notwithstanding what the HHI changes might suggest. Customers are better off after than before the transaction and accompanying mitigation, because the independent supply that is competing to serve them is greater. For this reason, the remaining screen violations in the CILCO market, after accounting for the proposed mitigation, do not suggest any real competitive problems from the transaction and therefore should be disregarded. As well, as I discuss below for Ameren, the import capability into the CILCO control area far exceeds that which is likely to be required by market participants, and would be substantially enlarged with the proposed upgrades. Under such circumstances, the HHIs for just the CILCO control area are likely to be

misleading (i.e., too low) as indicators of the competitiveness of the broad wholesale market within which control area customers can shop.

Q. DO THE REMAINING SCREEN VIOLATIONS IN THE AMEREN DESTINATION MARKET DURING THE WINTER AND SPRING/ FALL TIME PERIODS PRESENT REAL COMPETITIVE PROBLEMS AS A RESULT OF THE TRANSACTION?

A. No. The transmission upgrades that Ameren has proposed fully address the screen violations that occur during the summer peak demand times, which are most important in market power assessments. As well, looking beyond the results of the Competitive Analysis Screen, there is substantial capability to import electricity into the Ameren control area during the winter and spring/fall time periods when the screen violations remain. The information provided to me by Mr. Birk indicates that during the winter there are 7,297 MWs of simultaneous import capability into the Ameren control area and that during the spring there are 5,968 MWs of simultaneous import capability.[10] It is my understanding that these values far exceed the amount of energy that ever has been imported into the Ameren control area. As a practical matter, this suggests that parties that wish to purchase energy to serve load inside the Ameren control area have the ability to shop outside the control area for those supplies, and that the HHIs computed for the relatively narrow Ameren destination market under the Competitive Analysis Screen do not realistically depict the full range of power purchase options available to those purchasers. Also, most of the entities that might be affected by any transaction-induced market power in the Ameren control area have long-term fixed price purchase arrangements in place so that their power supply costs will not be affected by the transaction, at least until those power supply arrangements expire. Others operate under (or have the right to operate under) network

[10] The value computed by Mr. Birk for the spring season was used as a proxy for the combined spring/fall season in my Competitive Analysis Screen.

transmission service arrangements that give them an ability to get to the boundaries of Ameren's control area that is comparable to that Ameren itself has. Accordingly, power supply options available to these purchasers will not be adversely affected by the transaction notwithstanding that screen violations remain for the Ameren destination market itself. Finally, it is important to note that the screen violations in the Ameren destination market occur only using the Economic Capacity measure but not using the Available Economic Capacity measure. In my view, the Available Economic Capacity measure is the more useful of the two because it recognizes the important retail load serving obligations of Ameren, CILCO and other suppliers.

Q. DO THE REMAINING SCREEN VIOLATIONS IN THE CWLP MARKET CREATE COMPETITIVE CONCERNS?

A. No. Just as is true for the CILCO market, the transmission upgrades allow much more new supply to be brought into the CWLP market than the independent supply that the transaction takes away.

Q. DO THE THREE MINOR SCREEN VIOLATIONS IN THE IP DESTINATION MARKETS SUGGEST TRANSACTION-INDUCED COMPETITIVE CONCERNS?

A. No. Each of the three violations is only by very small amount, an increase of 51 in winter 1 when the post-transaction HHI is 1,876, an increase of 51 in winter 2 when the post-transaction HHI is 1,884 and an increase of 64 in winter 3 when the post-transaction HHI is 1,904. Thus, in each case the markets barely fall into the greater-than-1,800 HHI category that defines a highly concentrated market and in each case the increase barely exceeds the threshold level of 50 for such highly concentrated markets. Moreover, these minor violations occur only when using the Economic Capacity measure and not the Available Economic Capacity measure. I think that the latter is the more useful measure in a regime where traditional retail load obligations persist, as they do for both Ameren and CILCO.

Q. PLEASE COMMENT ON THE INTERIM MARKET POWER MITIGATION MEASURES THAT AMEREN HAS PROPOSED.

A. These measures are discussed in Mr. Mill's testimony. For wholesale customers purchasing in the Ameren and CILCO markets, the interim market power mitigation measures include offers to extend existing fixed price contracts until the transmission system enhancements are constructed. For the CWLP market, Ameren will pay to CWLP the difference between CWLP's incremental cost to generate and the Into Cinergy price (adjusted upwards to account for transmission costs, losses and ancillary service charges) for each hour when constraints on the Ameren or CILCO transmission systems prevent CWLP from importing the energy that it would like to import for serving its native load. This mechanism will be in place until the identified transmission system upgrades are completed or, if other upgrades are agreed to by CWLP and Ameren, until Ameren has discharged its portion of the responsibility for constructing those other upgrades. I believe that these measures will greatly limit concerns about the potential for the interim exercise of market power as a result of the transaction.

Q. PLEASE SUMMARIZE YOUR ANALYSIS OF THE TRANSACTION'S EFFECT ON POTENTIAL VERTICAL MARKET POWER CONCERNS.

A. I do not believe that the transaction presents realistic concerns about vertical market power. Principal vertical market power concerns involving wholesale electricity supply generally are associated with fears that vertically integrated transmission owners will use their transmission assets to favor sales of their generation or their affiliates' generation over sales of generation by their competitors. However, CILCO is already a member of the MISO, which has assumed operational control of its transmission system and the transmission systems of several other Midwest entities. As well, Ameren has stated its intention to join the

MISO and have the MISO assume operational control of its transmission facilities as well. Accordingly, there should be no legitimate concern that Applicants will be able to use their transmission assets in an anticompetitive fashion.

Both Ameren and CILCO own local gas distribution networks and, in principle, there could be concern that Applicants might use control of their gas distribution networks to deny natural gas transport to their generation competitors. However, there are no independently-owned electric generators[11] that make wholesale electricity sales that receive natural gas transport over either Ameren's or CILCO's local natural gas distribution networks. Accordingly, concerns on this score would appear misplaced. Moreover, there are six interstate pipelines that traverse Ameren's service territory (Panhandle Eastern Pipe Line Company, Mississippi River Transmission Corporation, Natural Gas Pipeline Company of America, Texas Eastern Transmission Corporation, Trunkline Gas Company and Midwestern Gas Transmission Company) and five that traverse CILCO's service territory (Panhandle Eastern Pipe Line Company, ANR Pipeline Company, Natural Gas Pipeline Company of America, Trunkline Gas Company and Midwestern Gas Transmission Company). As well, Northern Border Pipeline Company and Alliance Pipeline LP come very close. Rather than receive local gas transport from either Ameren or CILCO, it is likely that any new gas-fired generator in the area would locate in proximity to one or more of these interstate pipelines and avoid entirely the need to procure local natural gas transport from Ameren post-transaction.

I have also considered whether vertical market power issues might arise from the proposed transaction because Ameren or CILCO control the supply of other inputs that their generation competitors might need. I have

[11] In this context, independently-owned means owned by an entity other than Ameren or CILCO.

determined that, while there are certain fuel and fuel transport facilities that the Applicants own, it is not reasonable to consider any of these as "entry barriers" that might thwart their generation competitors. Accordingly, I conclude that the proposed merger does not present any legitimate concerns about the creation or exercise of vertical market power.

III. OVERVIEW OF APPLICANTS' RELEVANT BUSINESS ACTIVITIES

Q. WHAT TOPIC IS DISCUSSED IN THIS SECTION OF YOUR TESTIMONY?

A. In this section. I provide a brief overview of Applicants' business activities that are most relevant for a competitive assessment of the proposed transaction.

Q. PLEASE DESCRIBE AMEREN.

A. Ameren's business activities are described more completely by Mr. Baxter. Ameren is a public utility holding company whose primary operating company subsidiaries are Union Electric Company (AmerenUE), Central Illinois Public Service Company (AmerenCIPS) and AmerenEnergy Generating Company (AmerenGenCo). AmerenUE, the largest electric utility in the state of Missouri. sells electricity and natural gas to retail and wholesale customers, mostly in eastern Missouri, including the greater St. Louis metropolitan area, but also to some retail customers just east of St. Louis in western Illinois. AmerenUE's firm retail and wholesale load is approximately 8,000 MW, which it meets through a combination of owned generation (roughly 8,400 MW for summer 2003) and firm purchases. AmerenCIPS sells electricity and natural gas to retail customers in central and southern Illinois. AmerenCIPs' firm retail and wholesale load is approximately 3,000 MW. Pursuant to industry restructuring legislation in Illinois, the electric generating capacity formerly owned by AmerenCIPS was transferred to

AmerenGenCo in May 2000. AmerenGenCo has acquired additional generating capacity since that time such that its net installed generating capability now is 4,138 MW, most of which is used to meet the demand of AmerenCIPS' firm retail and wholesale customers. Exhibit No. App-503 is a listing of the generating resources owned by Ameren through AmerenUE and AmerGenCo. Exhibit No. APP-504 provides a similar listing for CILCO.

Ameren's transmission system interconnects physically or contractually with the following control areas: Alliant West (ALTW), American Electric Power Company (AEP), Associated Electric Cooperative, Inc. (AECI), Central and Southwest Corporation (CSW),[12] CILCO, Cinergy Corporation (Cinergy), the Columbia MO Municipal System (CWLD), CWLP, ComEd, Duke Energy Audrain (DEAU),[13] Electric Energy Inc. (EEInc),[14] Entergy Corporation (Entergy), IP, Kansas City Power & Light Company (KCPL), LG&E Energy (LG&E), MidAmerican Energy Company (MEC), Missouri Western Resources (MOWR),[15] Northern Indiana Public Service Company (NIPS), Northern States Power Company (NSP), Southern Illinois Power Cooperative (SIPCO), the Southwestern Power Administration (SPA), the Tennessee Valley Authority (TVA), UtiliCorp United (UtiliCorp) and Western Resources, Inc. (WR). Several of these systems are participants in regional transmission tariffs, greatly expanding the number of entities that are within one transmission charge of the Ameren system. ALTW, CILCO, Cinergy, CWLP, NSP, SIPCO and UtiliCorp all currently are members of the MISO which, as indicated, Ameren intends to join; MEC is a participant in the single system

[12] AEP and CSW have merged.

[13] DEAU operates a generation-only control area.

[14] EEInc, which owns the Joppa coal-fired steam plant and sells electricity for use in the uranium processing plant in Paducah KY operated by the United States Enrichment Corporation, is jointly owned by Ameren (60 percent), Illinois Power Company (20 percent) and LG&E Energy (20 percent).

[15] MOWR is a control area operated by Western Resources for a group of municipal systems, some of which are served off of Ameren's transmission lines.

transmission tariff of the Mid-Continent Area Power Pool (MAPP), while CSW, KCPL, SPA and WR are participants in the single system transmission tariff of the Southwest Power Pool (SPP).[16] Exhibit No. APP-505 is a schematic diagram depicting the interconnections of Ameren and CILCO.

There are several smaller electric systems that are located in or near the Ameren control area and that receive full requirements or some other form of wholesale electric service from either AmerenUE or AmerenGenCo. These smaller systems collectively purchase more than 1,000 MW from Ameren. These arrangements are described in Mr. Mill's testimony.

There is no retail electric customer choice in Missouri, but retail electric customer choice has been implemented in Illinois pursuant to the Illinois Electric Service Customer Choice and Rate Relief Law of 1997. Under this legislation, large business customers were able to choose alternate suppliers beginning October 1, 1999, remaining business customers were able to choose alternate suppliers beginning December 31, 2000 and residential customers were able to choose alternate suppliers beginning May 1, 2002. As well, under the legislation, the Illinois retail rates of both AmerenUE and AmerenCIPS (and CILCO) were frozen through the end of 2004. That rate freeze since has been extended through the end of 2006. After that time, traditional utility suppliers will need to receive state regulatory approval to increase rates, if they desire to do so.

Ameren also owns (i) Ameren Energy Marketing Company, a power marketer that does not own any generation resources and which has entered into tolling arrangements for generating stations owned by AmerenGenCo, and (ii) AmerenEnergy Fuels and Services Company, an entity that provides fuel procurement services for other Ameren affiliates and certain smaller electric suppliers.

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16 SPP and MISO have proposed to merge.

Q. PLEASE DESCRIBE CILCORP AND CILCO.

A. CILCORP, which is currently owned by AES, is the parent of CILCO. CILCO's business activities are described more completely in Mr. Cisel's testimony. AES also owns generating facilities located elsewhere in the US and around the world as well as IPALCO Enterprises, Inc., parent of Indianapolis Power & Light Company (IPL). CILCO, which sells electricity and natural gas to retail customers in central Illinois, including in and around Peoria, has a firm retail and wholesale load of 1,249 MW, as forecast for summer 2003, and owns generating resources of 1,171 MW to supply that load. The remainder of its firm resource requirements are met through purchases, including from Medina. CILCO's only firm wholesale customer is Cornbelt Energy Services, which purchases six MW from CILCO under a contract that expires March 31, 2004. CILCO's generating resources are identified in Exhibit No. APP-504.

CILCO's transmission system interconnects with control areas operated by Ameren, ComEd, CWLP and IP. Also, as indicated, CILCO is a member of the MISO and a participant in its single system transmission tariff.

In addition to CILCO, CILCORP also owns CILCORP Investment Management Inc. (CIM), CILCORP Ventures Inc. (CVI) and QST Enterprises Inc. (QST). CIMS engages in leveraged lease transactions. It owns a generator in Arizona that is leased to another party that has full operational control over it. CVI, among other things, provides natural gas-related products and services but does not own natural gas production or transportation facilities. QST provides utility infrastructure operations and maintenance and has passive real estate investments.

Q. WHAT IS MEDINA?

A. In 2002, AES completed the approximately 40 MW Medina Valley cogeneration facility. The electricity, steam and chilled water from this

facility is sold under a 20 year contract to CILCO. CILCO, in turn, has in place a service agreement with a large industrial customer for the electricity, steam and water.

IV. APPENDIX A SCREENING ANALYSIS AND RELEVANT GEOGRAPHIC AND PRODUCT MARKETS

Q. WHAT TOPICS ARE DISCUSSED IN THIS SECTION OF YOUR TESTIMONY?

A. I first discuss, in Section IV.A., relevant product markets that might be considered in assessing the competitive effects of the transaction. Then, in Section IV.B., I describe the Appendix A Competitive Analysis Screen.

A. Relevant Product Markets

1. Short-Term or Non-Firm Energy

Q. WHAT RELEVANT PRODUCT MARKETS DO YOU EXAMINE IN YOUR TESTIMONY?

A. The Commission historically has considered three product markets in its market power investigations, short-term capacity, long-term capacity and short-term or non-firm energy.[17] In assessing the competitive implications of Ameren's acquisition of CILCO and Medina, only the last of these, short-term energy, is relevant or requires any detailed investigation. It is this product market that is the principal focus of my analysis herein and which is the subject of the Appendix A Competitive Analysis Screen described in Section IV.B. below.

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[17] As indicated below, Order 642 requires that merger applicants also consider ancillary services as relevant product markets if the necessary data to do so are available. However, data limitations prevent me from doing so in this case.

2. Short-term capacity

Q. PLEASE EXPLAIN WHY SHORT-TERM CAPACITY IS NOT A RELEVANT PRODUCT THAT IS INCLUDED IN YOUR ANALYSIS.

A. The acquisition of CILCO and Medina by Ameren is expected to close sometime in the first half of 2003. Accordingly, I have used 2003 as the time period to assess the concentration effects of the transaction. Both Ameren and CILCO are members of the Mid-America Interconnected Network (MAIN) regional reliability council. MAIN recommends that its members use a minimum 17 percent to 20 percent planning reserve margin. Based upon the minimum 17 percent figure in this 17 to 20 percent range, Ameren projects a summer 2003 surplus of only 212 MWs while CILCO projects a surplus of 47 MWs[18] However, using this same 17 percent planning reserve margin, CILCO also projects a very large shortfall for summer 2004 (i.e., roughly 140 MWs) as two of its existing power purchase contracts expire. Based upon this information, Ameren reasonably could be projected to have a modest amount of short-term capacity for sale in the near term, but CILCO realistically could not be. At most what CILCO might have for sale is only 47 MW of capacity during summer 2003 but even that seems unlikely given that CILCO's resources include 75 MW of regulatory capacity purchased from Aquila. That regulatory capacity was purchased just so that CILCO could meet its planning reserve margin and without the purchase CILCO would fall short. The regulatory capacity has no value as an energy producing resource and there is no expectation that CILCO will take energy from it. To the extent that CILCO desires to take energy from this resource, it must pay the market price for that energy, not a pre-determined strike price.

[18] CILCO's resources include "regulatory capacity" for which there is no expectation that energy will be taken. When energy is taken, however, it is paid for at market price. Regulatory capacity is purchased to meet minimum planning reserve margins. Entities that purchase regulatory capacity to meet their reserve targets are not likely, simultaneously, to be sellers of short-term capacity.

The uncommitted capacity figures for Ameren are developed in Exhibit APP-506 while those for CILCO are developed in Exhibit APP-507. The combination of two entities, one of which has no or essentially no uncommitted capacity that it realistically might offer for sale, does not increase the concentration of capacity that might be used to support short-term capacity sales and therefore cannot possibly harm those who may wish to purchase short-term capacity. For that reason, short-term capacity is not a relevant product to examine in assessing the competitive effects of the transaction.

3. Long-term capacity

Q. PLEASE DISCUSS THE EFFECT OF THE PROPOSED MERGER ON MARKETS FOR LONG-TERM CAPACITY.

A. The Commission has determined, as a general matter, that market power concerns should not be present in long-term capacity markets because of the ability of new firms to enter the market.[19] This general conclusion is reinforced by actual evidence of entry in numerous regions throughout the country, including MAIN where both Ameren and CILCO are located. Exhibit No. APP-508 provides a summary compilation of information from Resource Data International (RDI)[20] concerning recent and near-term prospective entry by non-utility generators (NUGs). The exhibit totals new NUG supply entering commercial operation, or expected to, during the 2000-2003 time period for the control areas directly interconnected with Ameren and CILCO. The listing is impressive, identifying more than 70,000 MW of NUG projects entering service during this period in these areas.

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19 See Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities, Docket RM 95-8-000 and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Docket No. RM 94-7-001, Order 888 Final Rule, 75 FERC ¶ 61,080, April 24, 1996.

20 RDI is has been acquired by Platts. RDI's information about NUG projects is stated to have been developed from publicly-available sources including EIA-411 filings.

The Commission also considers whether Applicants (either merging partners or those requesting initial or continuing market based pricing authority) control key inputs to electricity generation that might be used to block entry by their competitors. In this case, as I describe below, Applicants do not control any such key inputs that could be used to block their competitors. Accordingly, the transaction, if consummated, does not present concerns about market power in long term capacity markets.

The potential key inputs or "entry barriers" usually considered in the Commission's market power discussions include control of sites at which new generation capacity might be constructed, control of fuel supplies and control of fuel transport facilities. As concerns sites at which new generation capacity might be constructed, the listing of new generating projects in Exhibit No. APP-508 indicates that site unavailability (as well as unavailability of other key inputs) apparently is not thwarting such new supplies. Several of these new projects are located in the Ameren service territory. Both Ameren and CILCO own generating sites, some of which have the potential for siting additional units. But other traditional suppliers have their own existing sites that undoubtedly also could be expanded. From this information, it is evident that Applicants do not control all of the sites at which new generation capacity might be constructed and that site unavailability in fact is not blocking new entrants. Accordingly, there should be no transaction-induced concerns on this score.

As concerns fuel supplies and fuel transport facilities, most new generation facilities today are natural gas-fired combustion turbines or combined cycles and so the principal focus for an entry barrier assessment should be on control of natural gas supplies and transport. Neither Ameren nor CILCO owns any natural gas reserves and so neither has the ability to withhold gas supplies from new generators that might compete

with Ameren- or CILCO-owned generators. Ameren and CILCO each owns a natural gas distribution network that could be used to transport gas to new independent generators that might wish to locate in the Ameren or CILCO service territories. However, each of these natural gas distribution systems is available for use by others (e.g., natural gas marketers) on an open access basis and so neither Ameren nor CILCO has the effective ability to deny local gas transport service to independent generators that might compete with them. As well, as indicated, there are multiple interstate natural gas pipelines that traverse the Ameren and CILCO service territories. A new natural gas-fired generator locating in the Ameren or CILCO service territories presumably would wish to locate in proximity to one or more of those interstate pipelines and avoid entirely the need to use Ameren- or CILCO-supplied local natural gas transport service.

Ameren also owns certain other fuel supply and transport facilities, but none of those facilities suggests that Ameren might be able to thwart other generators that might compete with it. Ameren owns natural gas storage capability but this is made available to other customers at tariffed prices under state law. Moreover, Ameren's fuel storage capability is relatively small (22 Bcf) in comparison to that available from other area suppliers (e.g., Peoples and NICOR, each of which controls in excess of 75 Bcf of storage capability). Ameren owns both barges and rail cars that are used to bring coal to its generating stations and at times are leased to others, but rail cars and barges are available from many others as well. Ameren owns rail trackage inside the boundaries of its generating stations and a 45 mile operating railroad that runs from St. Louis to the area of its coal-fired Labadie station. The railroad is not currently being used for bringing coal to Labadie, but could be used for that purpose in the future. Moreover, if another coal-fired generator were to locate in the vicinity of Ameren's St. Louis-to-Labadie rail line, it is my understanding that the rail line would

be made available for hauling coal to that new plant on a common carrier basis. Ameren's EEInc affiliate, jointly owned with IP and LGEE, also owns rail cars and a three mile spur that are used only to deliver coal to EEInc's Joppa plant, and not for supplying others.

Ameren also owns a portion of a coal washing facility located at the site of the nearby mine that now is used to supply its Meramec and Sioux stations, and which also could be used to supply its Meredosia station. Among other things, the coal washing facility removes sulfur and other impurities from the coal and, because the impurities have a lower heat content than the coal, increases the Btus per pound. The coal washing station also can be used to wash coal for others but Ameren's ownership of this facility hardly gives it any ability to exclude generation competitors. Generally, each coal mine has its own wash plant which is sized to wash the production from that mine and it would be unusual for a party to want to use a wash plant that was not at the mine site. Ameren also owns the Meramec Terminal, a facility that transloads coal from rail to barge. Ameren uses this facility for its own coal requirements but also makes the capacity available to other parties who may be its competitors. However, ownership of this transloading facility does not give Ameren the ability to deny essential inputs to its generation competitors because there are other transfer terminals that they could use including three in the St. Louis area.

CILCO does not own or lease any rail cars. It also does not own any barge unloading facilities. CILCO does own rail unloading facilities at each of its Edwards and Duck Creek coal-fired generating stations but these facilities are used only for coal burned at the stations where they are located and not for third parties. A generation competitor that wished to construct a new coal-fired generating station in the same general area

presumably would wish to construct its own rail unloading facilities at the site of its new generator.

For the reasons discussed above, there should be no concerns about transaction-induced control of key generation inputs that would create market power in long-term capacity markets.

4. Ancillary Services

Q. HAVE YOU ALSO CONSIDERED WHETHER AMEREN MIGHT BE ABLE TO EXERCISE MARKET POWER IN ANCILLARY SERVICE MARKETS AFTER THE TRANSACTION IS CONSUMMATED?

A. The Commission's Order 642 requires merger "Applicants to analyze reserves and imbalance energy as separate products *when the necessary data are available*" (italics added). Among other items, the necessary data to perform such an analysis include the ramp rates of individual generators and their minimum operating levels. As a general matter, such data are not publicly-available and so I did not analyze these product markets quantitatively. However, while I did not perform a specific quantitative analysis of the effect of the transaction on concentration in these markets, it seems highly unlikely that such an analysis would suggest any competitive problems if data were available to allow it to be performed and if the analysis were performed properly. Excluding CILCO and EEInc, Ameren is interconnected physically or contractually with 22 other control areas, three of which also are interconnected with CILCO. Each of these 22 other control areas historically has provided or arranged for the provision of these services themselves and not relied on Ameren for them. CILCO as well has not provided these services to other entities historically Accordingly, there are many potential suppliers of these services other than Applicants and so the merger is not likely significantly to alter competitive conditions in ancillary services supply.

5. Transmission

Q. **IN A MERGER EXAMINATION, IS IT NECESSARY TO CONSIDER WHETHER THE TRANSMISSION LINES OF THE MERGING PARTIES REPRESENT COMPETING ALTERNATIVES BETWEEN PARTICULAR RECEIPT AND DELIVERY POINTS THAT WOULD BE SACRIFICED WITH MERGER CONSUMMATION?**

A. It is not obvious that it is appropriate to do so. The Commission's push toward RTOs assumes that a cooperative relationship among transmission suppliers is more important than the competitive relationships that in some cases will be sacrificed when the RTOs are formed.

Q. **HAVE YOU NEVERTHELESS CONSIDERED WHETHER THE TRANSMISSION LINES OWNED BY AMEREN AND CILCO REPRESENT COMPETING ALTERNATIVES BETWEEN ANY POINTS OF RECEIPT AND POINTS OF DELIVERY?**

A. Yes. Ameren is interconnected with numerous other electric systems but CILCO is interconnected with only a few. The overlap between CILCO's transmission system and Ameren's, therefore, is relatively limited. One overlap arises because the transmission system of either Ameren or CILCO potentially can form a contract path between ComEd and CWLP. IP's transmission system also can form such a contract path. However, the loss of this overlap does not seem particularly important in a competitive sense since Ameren has not transmitted any electricity on this path in more than two years. As well, during 2000 and 2001, CILCO transmitted only 10,543 MWH on this path, or approximately 0.6 MW per hour on average. Additionally, such competition will vanish anyway when Ameren joins the MISO, in which CILCO already participates. Other overlaps also arise because IP could use either Ameren or CILCO to access ComEd or CWLP (or vice versa). But because IP is directly interconnected with both

ComEd and CWLP, there is likely to be little demand for the two-wheel paths through the Ameren or CILCO transmission systems when the direct or one wheel paths that do not involve the Ameren or CILCO transmission systems are available. For the above reasons, I do not believe that the transaction-induced loss of potential transmission competition between Ameren and CILCO is competitively-significant.

6. Retail Electricity

Q. PLEASE DISCUSS THE EFFECTS OF THE PROPOSED TRANSACTION ON RETAIL COMPETITION.

A. The most important factor for ensuring competitive retail markets, in my view, is ensuring that retailing entities are able to procure the wholesale supplies that they need to resell to their customers in markets that are characterized by an absence of market power. The analyses that I present herein provide comfort on this score, that is, that the acquisition of CILCO by Ameren will not present concerns about unduly increasing market power in wholesale energy and capacity markets. Of course, both Ameren and CILCO are actual and potential providers of "pure" retailing services in each others' Illinois retail service territories, i.e., where the pure retailing function is considered apart from the wholesale supply function. However, the transaction should not create any concerns about reduced competition at this level simply because there are so many firms that are capable of providing these pure retailing services that the reduction of one actual or potential supplier from the market is inconsequential. Accordingly, I do not believe that it is necessary to address this topic further.

B. Appendix A Competitive Analysis Screen

Q. PLEASE DESCRIBE GENERALLY THE COMMISSION'S APPENDIX A COMPETITIVE ANALYSIS SCREEN THAT IS USED FOR ANALYZING SHORT-TERM AND NON-FIRM ENERGY MARKETS.

A. The basic approach under an Appendix A Competitive Analysis Screen is to define individual destination markets, determine the competitive price in each of those individual destination markets and then measure concentration and changes in concentration of ownership of generating resources that are in or can be delivered to that destination market at a delivered price that is no more than 1.05 times the competitive price in that destination market. The HHIs produced from this analysis then are compared to the threshold levels of the *Merger Guidelines*. If those threshold levels are not exceeded, then it generally will be concluded that the proposed merger presents no concerns about horizontal market power. If the screening thresholds are exceeded, further analyses may be required before it can be determined whether the proposed merger would have adverse competitive effects.

The Commission has indicated that there are two different generation capacity measures that ought to be examined in an Appendix A Competitive Analysis Screen. The first of these, Economic Capacity, is all capacity that can be delivered to the destination market at a price that is no greater than 1.05 times the competitive price in that market. The second, Available Economic Capacity, is equal to Economic Capacity less that required to meet the supplier's obligation to its native load customers plus its pre-existing firm wholesale commitments.

In determining which supplies can be economically delivered to each destination market, the analysis must incorporate transmission prices and losses and reflect transmission system limits. The analyses are to be

conducted for different seasons and load levels, to reflect a variety of demand and supply conditions. The individual destination markets are to include each entity that is interconnected with one or both of the Applicants, plus any additional entities to which at least one of the Applicants has made significant sales in the past.

Determining which resources actually can compete in each destination market for each season and load level combination, at a price that is no more than 1.05 times the competitive price, requires taking into account variable costs (fuel, O&M and emissions) on a generator-by-generator basis, transmission limits (both non-simultaneous and simultaneous) and transmission prices and losses. Moreover, because it generally will be true that there are more generating resources that could use a particular transmission path or interface than that transmission path or interface can accommodate, it is necessary in the analysis to allocate the limited transmission capability among competing suppliers.

Q. WHAT ARE THE *MERGER GUIDELINES'* THRESHOLD LEVELS?

A. Under the Appendix A process, the HHI changes that are computed for Economic Capacity and Available Economic Capacity are to be compared to the threshold levels contained in the *Merger Guidelines*. The *Merger Guidelines* considers markets with post-merger HHIs less than 1,000 to be "unconcentrated." Mergers in unconcentrated markets ordinarily require no further analysis notwithstanding the level of HHI increase that results from the merger. The *Merger Guidelines* considers markets with post-merger HHIs between 1,000 and 1,800 to be "moderately concentrated." If a merger in a moderately concentrated market causes the HHI to increase by more than 100, the merger, according to the *Merger Guidelines*, "potentially raise[s] significant competitive concerns" depending on other factors such as ability to collude and barriers to entry.

The *Merger Guidelines* considers markets with post-merger HHIs greater than 1,800 to be "highly concentrated." If a merger in such a market causes the HHI to increase by more than 50, the merger "potentially raise[s] significant competitive concerns" according to the *Merger Guidelines*, again depending on other factors. Importantly, having merger-induced HHI increases that exceed the threshold levels of the *Merger Guidelines* does not mean that a merger must fail on competitive grounds. Rather, it means only that Applicants must provide additional information and that additional analyses must be performed.

C. Destination Markets

Q. WHAT DESTINATION MARKETS ARE EXAMINED IN YOUR APPENDIX ACOMPETITIVE ANALYSIS SCREEN?

A. There are 15 destination markets included in my analysis. These 15 destination markets are Ameren and CILCO as well as AECI, AEP, Cinergy, ComEd, CWLP, Entergy, IP, KCPL, MEC, SIPCO, TVA, UtiliCorp and WR.

Q. HOW WERE THESE 15 DESTINATION MARKETS SELECTED?

A. The Commission generally requires that Applicants examine the concentration effects of a proposed transaction in destination markets centered on the Applicants, each entity directly interconnected with one or more of the Applicants and any other entity to whom at least one of the Applicants has made wholesale sales in the two years prior to the application date. I believe that an accurate portrayal of the effects of the proposed transaction on concentration in destination markets can be made by examining a somewhat smaller set of destination markets than the Commission's traditional requirement suggests. As discussed above, *a priori* logic suggests that the concentration effects of an Appendix A analysis for the proposed transaction are likely to be greatest in the markets centered on the Applicants themselves and on markets centered

on entities directly interconnected with both of them. There are five destination markets that fall into this category, Ameren, CILCO, ComEd, CWLP and IP. Each is among the 15 destination markets included in my study. Preliminary analyses, generally using the same computational techniques used in the analyses reported herein, indicated screen violations only in the Ameren, CILCO and CWLP destination markets, but none in the ComEd and IP destination markets even though ComEd and IP both are directly interconnected with both Ameren and CILCO. Under these circumstances, given the computational techniques used in an Appendix A analysis, it is unlikely that there will be screen violations in more remote destination markets, i.e., in markets centered on entities interconnected with just Ameren but not CILCO as well, or markets centered on entities interconnected with neither Ameren nor CILCO.

Accordingly, in the analyses reported on herein, I did not include destination markets for all of Ameren's other direct interconnections, but only a subset of 10 of them. The additional 10 destination markets that are included are AEP, AECI, Cinergy, Entergy, KCPL, MEC, SIPCO, TVA, UtiliCorp and WR. These 10 destination markets encompass a range of systems both large and small and essentially circle Ameren and CILCO in all directions. Given the generally low transaction-induced HHI changes in the ComEd and IP destination markets, as well as the zero or near zero transaction-induced HHI changes that I report below for most of the additional destination markets, it is apparent that an examination of even more remote destination markets would not produce any screen violations.

Q. HAVE YOU EXAMINED THE LIST OF ENTITIES TO WHOM AMEREN AND CILCO MADE WHOLESALE SALES DURING RECENT YEARS TO SEE IF THAT LIST INDICATES THAT MORE DESTINATION MARKETS SHOULD BE INCLUDED IN YOUR STUDY?

A. Yes. Information on Ameren's and CILCO's off-system wholesale sales is contained in Exhibit Nos. APP-509 (1999) and APP-510 (2000). These exhibits indicate that most of the entities to whom both Ameren and CILCO made sales during these two years are either marketers, for which the destination market concept really does not apply, or are entities that already are included as destination markets in my study. The only exception is Alliant, which is interconnected with Ameren but not CILCO. Both Ameren and CILCO made wholesale sales to Alliant during both 1999 and 2000 although sales by CILCO to Alliant are very small, only 13 MWH during 2000 and only 788 MWH during 1999. Based upon this information, plus the very low HHI changes in the destination markets that I did examine that are connected with Ameren but not CILCO, I do not believe it is necessary to expand the list of destination markets included in my study.

Q. WHAT ENTITIES ARE INCLUDED AS POTENTIAL SUPPLIERS IN THE 15 DESTINATION MARKETS THAT YOU EXAMINED?

A. I included both Ameren and CILCO as potential suppliers in each of the 15 destination markets examined. In each destination market, I also generally included as potential suppliers all directly interconnected (i.e., one wheel) suppliers as well as a subset of the two wheel suppliers. As a general matter, the two wheel suppliers that were included were the relatively large entities in the study region that were likely to play an important role as market suppliers (e.g., AEP and Entergy) as opposed to the smaller entities that were not.

Q. WHY DID YOU NOT INCLUDE ALL TWO WHEEL SUPPLIERS IN EACH DESTINATION MARKET EXAMINED?

A. Ameren is centrally located and has a large number of direct interconnections, some of which are with other entities, such as AEP, that also have a large number of direct interconnections. The number of suppliers within two wheels of the destination markets that I included in my study (i.e., within three wheels of Ameren) is very large, including virtually all of the eastern interconnection other than New England and some of the smaller systems in Peninsular Florida.[21] It would add greatly to the time and expense (and computer run time) required to perform an Appendix A analysis for the transaction if I were to have included all of these additional suppliers. Moreover, based upon the results reported herein, doing so would not change my conclusion about the effects of the transaction on market concentration and competition in wholesale energy markets. In most of the destination markets examined that are not directly interconnected with CILCO, the HHI changes from the transaction are either zero or very small.

Q. WHAT IS THE EFFECT ON YOUR RESULTS FROM FAILING TO INCLUDE THESE ADDITIONAL SUPPLIERS IN YOUR STUDY?

A. If anything, it is conservative not to have included these additional potential suppliers in my study. The market HHIs and the transaction-induced HHI changes would be lower if more suppliers had been included, or no higher.

[21] While some of the smaller electric systems in Peninsular Florida are not within three wheels of Ameren under current institutional arrangements, each of the two largest suppliers there, Florida Power & Light Company and Florida Power Corp., is.

Q. DID YOU INCLUDE SEPARATE DESTINATION MARKETS CENTERED ON AMEREN'S AND CILCO'S FIRM WHOLESALE REQUIREMENTS CUSTOMERS?

A. No. The Ameren and CILCO destination markets can be used for assessing the potential competitive effects of the transaction on the smaller systems located in the Ameren and CILCO control areas. Accordingly, it is not necessary to examine separate destination markets for these smaller systems. I likewise did not include a separate destination market centered on CWLD, a roughly 200 MW (peak demand) municipal system that operates its own control area and which is interconnected with Ameren and AECI but no one else. The Ameren destination market reasonably can be used to assess the potential competitive effects of the transaction on CWLD as well. The Ameren destination market similarly can be used to assess the potential competitive effects of the transaction on the participants in MOWR that are directly connected to the Ameren system.

V. DATA SOURCES AND ANALYTICAL PROCEDURES

Q. WHAT STUDY YEAR DO YOU USE FOR YOUR ANALYSIS?

A. Merger analyses should be forward looking and so my study models conditions as they are expected to exist during 2003, the year during which the transaction is expected to close.[22] To use a 2003 study year requires, in many cases, adjusting certain historical data to bring it forward in time. I use 2003 as a representative time period to examine the likely competitive effects of the transaction in the near term. In some respects, however, the use of such a near term time period for the assessment acts to overstate the effects of the transaction as measured in my study. Over time, as new merchant capacity enters commercial operation, and as new regional transmission tariffs are implemented, the impacts of the proposed transaction will be less than shown in my study.

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[22] I refer to 2003 as the study year although the winter season included in my study begins in December 2002.

Q. PLEASE DESCRIBE THE DATA SOURCES USED IN YOUR ANALYSIS.

A. Conducting an Appendix A analysis requires assembling data for, among other things, generation ownership, generator capacities and variable costs, purchase and sale transactions between marketplace participants, load responsibility by supplier, transmission capacity both on path by path and simultaneous bases and transmission prices and losses.

Applicants provided information on their own generation. For other suppliers, my principal source for data concerning generator size, type, location, ownership and certain operating characteristics (e.g., O&M costs and heat rates) was RDI's Existing and Future Generating Units file. RDI states that the information in this file was assembled from a variety of publicly-available sources, including FERC Form 1, EIA Forms 411, 412, 860 and 867 and REA Form 12. I believe that this file is a widely-used source of industry information and used it to avoid the time and expense involved if I were to have assembled the raw material myself.

I used planned and forced outage factors from RDI to derate generator capacities to levels which could be used in the analysis. Forced outages were assumed to occur throughout the year while maintenance was assumed to occur during the spring/fall season only.

The variable O&M figures in the RDI data base include estimates of SO2 emissions costs for coal units and so it was not necessary separately to develop information for sulfur contents of fuel, allowance prices, the identity of scrubbed units, or changes in O&M costs attributable to scrubbing. For generating units located in the northeast, I added costs for NOx emissions to the variable O&M costs in the RDI data base. I used information from RDI (concerning NOx emissions and variable O&M cost adders) and Cantor Fitzgerald (allowance prices) for this addition.

Q. HOW DID YOU DETERMINE WHAT FUEL PRICES TO USE IN YOUR ANALYSIS?

A. For prices for natural gas, I developed historical month-by-month and plant-by-plant basis differentials between Henry Hub and various pipeline delivery points using data from Bloomberg. These historical differentials were developed for the July 1997 to July 2001 time period. The basis differentials for each month then were added to NYMEX futures prices for Henry Hub for December 2002 through November 2003 to obtain delivered price estimates appropriate for the 2003 study year[23] for each plant. The resulting monthly forecast prices for each plant then were averaged to produce prices for the different seasons used in the analysis.

For other fuel types, I used historical data developed by RDI from FERC filings. I escalated these to 2002 levels using fuel specific producer price escalators from the Bureau of Labor Statistics, and then raised these now current values to the study year using EIA forecast price increases for coal and NYMEX futures prices for fuel oil.

Q. HOW DOES YOUR STUDY INCORPORATE NEW GENERATION CAPACITY ADDITIONS?

A. Merger analyses should be forward looking and, as a consequence, I have used a 2003 study year. The RDI data base that I used for most of the generator data identifies new generating units expected to enter commercial operation in the coming years. Of course, there is always some uncertainty as to whether planned new generating units will enter commercial operation on schedule but, because the 2003 study year is so near in the future, the likelihood of significantly misstating the generating capacity in service then is small.

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[23] As indicated, the 2003 study year that I used begins in December 2002.

Q. HOW DID YOU DETERMINE THE MARKET PARTICIPANTS' LOADS FOR USE IN DETERMINING THEIR AVAILABLE ECONOMIC CAPACITY?

A. Ameren and CILCO provided information on their own loads. For other suppliers with load obligations, I obtained historical loads from EIA Form 861, File 100 and escalated these to the 2003 study year using control area load growth rates implicit in FERC Form 714 filings.

Q. WHAT SEASONS AND LOAD LEVELS DID YOU INCLUDE IN YOUR ANALYSIS?

A. My analysis includes three seasons (summer, winter and spring/fall) and five different load levels within each of these. Accordingly, there are a total of 15 different seasonal and load level "slices" included in my analysis. The five different load levels, for each season, represent, respectively, the average of loads during the 2 percent of hours with the highest demands, the average of loads during the 10 percent of hours with the next highest demands, the average of loads during the 20 percent of hours with the next highest demands, the average of loads during the 35 percent of hours with the next highest demands, and the average of loads in the remaining 33 percent of hours with the lowest demands.[24] I used EIA Form 714 information on hour-by-hour loads in conjunction with the peak demand information to determine demand for each season and load period in the study. When utility-specific load shapes were not available, I used a load shape from a nearby supplier that has its peak in the same season. Looking at different seasons and load levels in the fashion that I have allows the analysis to incorporate a full range of market clearing price levels. It also allows the analysis to reflect different seasonal transmission limits and different seasonal generator availabilities. I define the summer season as the months of June, July and August, the winter

[24] I used Ameren's hourly loads to make this determination.

season as the months of December, January and February, and the spring/fall season as all other months.

Q. DO YOU ADJUST THE VARIOUS MARKET PARTICIPANTS' DEMANDS TO REFLECT ESTIMATES OF LOAD LOST TO COMPETING SUPPLIERS IN JURISDICTIONS SUCH AS ILLINOIS WHERE RETAIL CUSTOMER CHOICE HAS BEEN INTRODUCED?

A. No. The load estimates in an Appendix A analysis are utilized only in the process to determine Available Economic Capacity. There is insufficient publicly-available information to make prospective estimates of lost load, nor is there, in my view, a non-arbitrary procedure that could be employed to do this. As the Commission has recognized in a not unrelated context, involving an application for market based pricing authority, substantial uncertainty is involved in seeking to determine load obligations in a regime of retail customer choice.[25] As an alternative, I made the assumption that each traditional supplier continues to meet the same native load obligations that it always has. This approach has the merit of treating suppliers in symmetric fashion and not producing different results depending on whether optimistic or pessimistic forecasts of customer load retention are employed. As well, in Illinois where this question is most pertinent for the current analysis, traditional suppliers AmerenUE, AmerenCIPS and CILCO have lost none or very little of their retail load to competing suppliers.

Q. WHAT PURCHASE AND SALE TRANSACTIONS DID YOU SEEK TO INCLUDE IN YOUR STUDY?

A. The purchase and sales transactions of interest for an Appendix A analysis are those which are long term in nature. Purchase and sale transactions which are short term in nature or which expire in the near term should not

[25] See EME Homer City Generation, L.P., 86 FERC ¶ 61, 016 (1999).

be incorporated in a *forward looking* merger analysis. I used a 2003 study year for implementing the Appendix A Competitive Analysis Screen. For purposes of my study, therefore, I sought to identify and properly attribute only those purchase and sale transactions that extended past year the study year. Purchase and sale transactions that expire during or before the study year are excluded.

Q. PLEASE BRIEFLY DESCRIBE AMEREN'S LONG TERM FIRM WHOLESALE ELECTRICITY PURCHASES.

A. Ameren has the right to purchase up to 60 percent of the output from EEInc's 1,012 MW coal-fired Joppa station through the expiration of the current contract in 2005.[26] As discussed earlier, Ameren is one of the joint owners of EEInc. Under separate arrangements Ameren also purchases 224 MW of combustion turbine capacity at Joppa from its wholly-owned AmerenGenCo affiliate and from EEInc's affiliate Midwest Power, Inc. Ameren also has dispatch rights to 176 MW of generation owned by one of its wholesale customers, Soyland Power Cooperative, Inc (Soyland) as part of its power supply arrangement with Soyland. Finally, Ameren has an arrangement with two of its wholesale customers (the municipal systems in Kahoka and Marceline MO) whereby those systems get a credit on their capacity charge payments and, in turn, give Ameren the right to call on the energy from internal combustion engines that they own. The capacity covered by these arrangements totals nine MWs. Ameren pays nothing for the first 100 hours of use per MW from these machines, and an incremental cost-based payment for any usage beyond 100 hours per MW.

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[26] The contract currently limits the number of weeks during the year that Ameren can take its full entitlement but ramping provisions in that contract will allow Ameren to take its full entitlement throughout the year by 2004. In my study I assume that Ameren can take its full entitlement from the Joppa coal units throughout the 2003 study year.

Q. PLEASE BRIEFLY DESCRIBE AMEREN'S LONG TERM FIRM WHOLESALE ELECTRICITY SALES.

A. Ameren makes full requirements and other wholesale electricity sales to a number of municipal and cooperative systems located in or adjacent to its control area. These systems collectively purchase more than 1,000 MW from Ameren. The amount of these purchases is included in determining Ameren's load responsibility. Ameren also sells 100 MW to CILCO. However, because that purchase terminates at the end of summer 2003, I do not reflect it in my Competitive Analysis Screen.

Q. PLEASE BRIEFLY DESCRIBE CILCO'S LONG TERM FIRM WHOLESALE PURCHASES.

A. As noted, CILCO purchases 100 MW of capacity and energy from Ameren under a contract that expires at the end of summer 2003. CILCO also purchases 75 MW of "regulatory" capacity from Aquila to allow it to meet its reserve margin target. CILCO does not anticipate taking any energy from its Aquila purchase, which also expires at the end of the summer of 2003.[27] Because they do not extend past the 2003 study year used for my Competitive Analysis Screen, neither the Ameren nor Aquila purchases are reflected in my study. As noted, CILCO also purchases 100 percent of the output of Medina on a long-term basis. CILCO's only other long term purchases are 37 MW from customer-owned generation sources and 25 MW from internal combustion units. The internal combustion units allow CILCO to meet its reserve margin target and, as well, can be used to supply energy when prices rise to the $100 per MWH level. CILCO does not pay separately for energy taken from the customer-owned units but, in exchange for a demand charge credit on the customers' bills, receives the right to take energy from the units for up to a stated (e.g., 200) number of hours each year.

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27 As indicated, CILCO would pay market prices for energy that it takes from its Aquila capacity.

Q. DOES CILCO CURRENTLY MAKE ANY FIRM LONG TERM WHOLESALE ELECTRICITY SALES?

A. CILCO has one full requirements wholesale customer (Cornbelt Energy Services) with a six MW peak load. The contract covering that sale expires on March 31, 2004. CILCO has no other long-term firm wholesale sales.

Q. HOW DID YOU IDENTIFY OTHER PURCHASE AND SALE TRANSACTIONS, NOT INVOLVING APPLICANTS, TO INCLUDE IN YOUR ANALYSIS?

A. I used individual company load and resource reports and FERC Form 1 information to develop information on utility-to-utility purchases and sales for transactions not involving Applicants. Developing information on these utility-to-utility transactions undoubtedly is one of the more challenging tasks in undertaking an Appendix A analysis. The available information is incomplete as to its coverage of transactions and many times difficult to interpret. Pricing information is especially sparse. Where it could be discerned that a transaction was from a specified unit, I assumed that the energy price for the sale was equal to the unit specific cost information that was contained in my database. Certain other transactions were classified as "baseload" or "peaking" depending upon particular circumstances and priced so that they were dispatched appropriately in the algorithms used to produce the HHIs and HHI changes. Prices for certain other transactions were developed using Form 1 information when that seemed appropriate based on the information that was available. I recognize, however, that except for Applicants' transactions, my information on purchase and sale transactions is less than perfect.

Q. IS IT NECESSARY THAT DATA ON LONG TERM PURCHASE AND SALE TRANSACTIONS BE PERFECT IN ALL RESPECTS IN ORDER TO IMPLEMENT AN APPENDIX A ANALYSIS?

A. No. An Appendix A analysis develops market share, HHI and HHI change information. What is most important in such an analysis is to have accurate information on Applicants' purchases and sales. It is this data that will most directly affect the resulting share and HHI change data. I have been supplied with such accurate information for Applicants' purchases and sales. While it is desirable also to have accurate information on other suppliers' purchases and sales, errors or omissions with respect to them will have relatively little effect on the study results. For purposes of the Economic Capacity computations, errors or omissions in this area should have virtually no effect. For example, if a purchase and sale transaction involving entities other than Applicants is omitted from the analysis, the affected generation still will be included in the analysis but simply incorrectly attributed. The errors from attributing too much generation to one supplier and not enough to another will be largely offsetting. Applicants' shares of Economic Capacity and the HHI changes for Economic Capacity that are attributable to the transaction are unlikely to be unaffected from errors involving third party purchases and sales, or only marginally affected.

Q. DID YOU TREAT PURCHASES AND SALES THE SAME WAY IN YOUR ECONOMIC CAPACITY COMPUTATIONS AS YOU DID IN YOUR AVAILABLE ECONOMIC CAPACITY COMPUTATIONS?

A. Not entirely. The Commission's rules require that capacity covered by long term purchase and sales contracts be "attributed to the party that has authority to decide when generating resources are available for operation." I adhered to this requirement for the Economic Capacity computations for

the purchase and sale transactions that I was able to identify.[28] As a practical matter, it is likely that relatively few purchase and sale transactions will fall into the category where operational control is conveyed to the buyer and so very few purchase and sale transactions will be reflected in the Economic Capacity computations. For the Available Economic Capacity computations, however, I did not adhere to the operational control requirement in determining when generation resources should be transferred from the "bucket" of the seller to the bucket of the buyer for the purchase and sale transactions that I was able to identify. My reasoning was simply that, if a seller has sold some of its capacity to another market participant, that capacity no longer is "available" for wholesale market supply by the seller not withstanding whether or not operational control has been transferred. Accordingly, that transferred capacity should not be included as part of what the seller still has available for sale.

Q. HOW IS EEInc TREATED IN YOUR ANALYSIS?

A. EEInc is owned by Ameren (60 percent), IP (20 percent) and LGEE (20 percent). Because Ameren is the majority owner, I attribute 100 percent of EEInc's generation to Ameren in the Economic Capacity computations on the assumption that majority ownership conveys operational control, and none to IP or LGEE. However, consistent with the above discussion, I attribute only 60 percent of EEInc's generation to Ameren in the Available Economic Capacity computations, and 20 percent to each of IP and LGEE. Notwithstanding Ameren's majority ownership, and the ultimate operational control that ownership may imply, it would be misleading to attribute 100 percent of EEInc's generation to Ameren in the Available Economic Capacity computations because the shares of IP and LGEE are not available for sale by Ameren.

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[28] However, I attributed purchases by traditional utilities from PURPA QFs to the buyers, not the sellers.

Q. DID YOU TREAT THE COMBUSTION TURBINE CAPACITY THAT IS LOCATED AT JOPPA IN SIMILAR FASHION?

A. Yes. I attributed 100 percent of that capacity to Ameren for the Economic Capacity computations but only the proportion accounted for by its output rights in the Available Economic Capacity computations.

Q. HOW IS THE CAPACITY AT JOPPA, BOTH THE EEInc COAL-FIRED CAPACITY AND THE COMBUSTION TURBINES, ASSUMED TO BE DELIVERED TO AMEREN'S CONTROL AREA IN YOUR ANALYSIS?

A. Pursuant to the provisions of grandfathered transmissions arrangements, I have assumed that all of the Joppa facility is " moved" to the Ameren control area for the Economic Capacity Analysis. Ameren also has firm transmission rights for 200 MW of the combustion turbine capacity and so I have assumed that it is also "moved" to the Ameren control area in my analysis. However, the remaining CT capacity at Joppa is not moved in similar fashion to the Ameren control area even though it is included in the Ameren bucket. This remaining CT capacity contributes to Ameren's share in the Ameren market only after competing with other supplies for transmission capacity to get there.

Q. HOW ARE APPLICANTS' OTHER PURCHASES AND SALES INCLUDED IN YOUR ANALYSIS?

A. I attribute Ameren's purchase from Soyland to Ameren in both the Economic Capacity and Available Economic Capacity computations. I attribute its purchases from the two municipal systems to it, but only in the highest load period of each season when those units might run. Ameren's sales to IMEA and WVPA do not convey operational control of any generation capacity to the buyers and so, in the Economic Capacity computations, I attribute this capacity to Ameren. However, I attribute this capacity to the buyers in the Available Economic Capacity

computations, not to Ameren, on the assumption that capacity that already has been sold by Ameren cannot be made "available" to support further sales by it. I attribute CILCO's purchases from the customer-owned generating units and from the internal combustion engines to it for both the Economic Capacity and Available Economic Capacity computations. I do the same for CILCO's purchase from Medina.

Q. PLEASE DISCUSS THE TRANSMISSION CAPACITY DATA USED IN YOUR ANALYSIS.

A. I relied principally on data for First Contingency Incremental Transfer Capability (FCITC) developed by Ameren. The development of this data, as well as the rationale for using it, is described in Mr. Birk's testimony. This FCITC data was used instead of the ATC data found on OASIS bulletin boards because the FCITC data is more representative of the amount of transmission capacity that might be available for commercial transactions between particular sources and sinks in the future and that anomalous results would ensue result if the ATC data from bulletin boards were used. One particular problem with the ATC data is that OASIS sites generally have listings for ATC for 13 calendar months going forward on a rolling basis. This means that, for a study done today, information for the summer months will be available only for 2002 and not the 2003 study year used in this analysis. That might not be particularly troublesome if the data that are available now for summer 2002 reasonably could serve as a proxies for summer 2003 or future year values. However, that seems unlikely to be the case for much of the area covered by the current study. In fact, for many paths relevant for this study, the OASIS systems now report values of zero for ATC for summer 2002, because all of the transmission capacity that once might have been available to market participants already has been purchased. Using reported ATC values in situations where they are too low—and zero in the extreme—can bias the Competitive Analysis Screen toward finding *too little* of an effect on

market concentration from the transaction. This is because, with transmission values that are too low, Ameren and CILCO would be less likely to be depicted as potentially significant competitors in the same destination markets. At the extreme, if the transmission capacity from Ameren (or CILCO) into a particular destination market were zero, then Ameren (or CILCO) would not be deemed to be a competitor at all in that destination market in the Competitive Analysis Screen and therefore the Competitive Analysis Screen would show no concentration change at all from the proposed transaction. I used the FCITC values developed by Mr. Birk in order to avoid this anomalous outcome.

The transmission values developed by Ameren include both nonsimultaneous limits on path-by-path bases and simultaneous limits over multiple paths. The simultaneous limits are of two types, directional limits that apply to all paths into a destination market from a particular direction (e.g., into the Ameren control area from the west or into the Ameren control area from the north) and total control area limits that apply into a destination market from all directions. I used total control area limits in all of the destination markets that I examined but used the directional limits only in some. In developing these directional and simultaneous limits, it is necessary to make assumptions about the relative mix of sources for the imports. All of the FCITC values that are used in my study are included in my workpapers. In some cases, the FCITC data developed by Ameren were supplemented with information from other sources, i.e., OASIS sites and regional reliability council studies.

Q. DID YOU CONDUCT ANY SENSITIVITY ANALYSES USING DIFFERENT MEASURES OF TRANSMISSION CAPACITY?

A. For reasons explained above, and in Mr. Birk's testimony, I believe it is appropriate to use the FCITC values computed by Mr. Birk. However, I

have included a sensitivity analysis that uses ATC values obtained generally from various transmission providers' OASIS cites.

Q. WHAT WAS THE SOURCE OF YOUR DATA ON TRANSMISSION PRICES AND LOSSES?

A. This information generally comes from the various transmission providers' Order 888 transmission tariffs themselves. I used the ceiling rates for non-firm service. Even though there may be a few cases where transmission providers today post discounts for service on particular paths in the near term, I had no basis to assume that such discounts would prevail into the future. In cases where there were separate peak and off peak rates, I incorporated these in my analysis. Where there were not, I used a single "all hours" rate. Where they were separately stated on a per MWH basis, I added ancillary service charges for Scheduling, System Control and Dispatch and for Reactive Supply and Voltage Control from Generation Sources services. Where there were no such separate ancillary service charges stated, I assumed that they were included in the base non-firm "access" charge. Where loss levels were specified, I used those specified loss levels. Where loss levels were not specified, I used a "default" value of 2.5 percent.

I used transmission rates for the existing regional open access tariffs for the MISO, MAPP, SPP and the PJM ISO. I recognize that there have been several changes proposed in the composition of participants in the regional transmission tariffs that enter into my analysis. For example, AEP, IP and ComEd have indicated that they will join the PJM ISO, the SPP has agreed to merge with the MISO and both Ameren and FirstEnergy have recently indicated their intention to join the MISO. Because these changes have not yet become effective, I do not reflect them in my base case analysis. However, in a sensitivity analysis, I assumed that all marginal transmission prices were zero, i.e., that all transmission payments

consisted of fixed or demand charges that did not depend on the source of scheduled transactions. While perhaps unrealistic, this scenario provides an extreme example of a trend toward lower variable price payments and broader RTOs. I also include a separate sensitivity analysis that incorporates Ameren's proposed participation in the MISO transmission tariff.

In situations when pancaked transmission rates are required. I applied transmission rates for the originating system and each intervening system between the source and sink. I did not apply the transmission price for the destination system (sink), effectively assuming that customers in the sink all are network customers. It is essentially inconsequential to make this assumption because including a separate point-to-point charge for the destination system for non-network customers would penalize all remote supplies by the same amount and therefore leave their relative ranking undisturbed.

Q. HOW HAVE YOU ALLOCATED LIMITED TRANSMISSION PATH CAPABILITY IN SITUATIONS WHERE THE AMOUNT OF POTENTIALLY COMPETING SUPPLY EXCEEDS THE PATH CAPABILITY (ADJUSTED AS APPROPRIATE TO INCORPORATE THE SIMULTANEOUS LIMITS)?

A. This situation arises in all cases with the Economic Capacity computations and in virtually all cases with the Available Economic Capacity computations. I have used a "proportional" method, which means that I sum supplies competing to use a particular path and then attribute to each supplier the amount of the path represented by the proportion that its competing supplies are of the total of all competing supplies. Thus, if supplier X has 200 MW of capacity deemed by the analysis to be competing to use a particular 400 MW path, and four other competing

suppliers each have 200 MW as well, then supplier X will receive an allocation of 80 MW or its *pro rata* 20 percent share.

I have used the proportional method because it recognizes the presence of all competing suppliers in the analysis. The principal alternative to this proportional allocation method is an "economic" allocation method that assigns limited transmission capability to suppliers with the lowest delivered costs. While perhaps more realistic in terms of which suppliers ultimately will gain access to limited transmission capability, the economic allocation method overlooks entirely in the HHI determinations all suppliers other than those that gain an allocation of the limited transmission capability that can deliver energy into the destination market at a price lower than 1.05 times the competitive price and therefore ignores the competitive pressures from those suppliers. Seemingly, therefore, it will artificially overstate market HHIs. For Economic Capacity, the economic allocation method also tends to assign high market shares to entities with substantial quantities of nuclear generation, effectively for purposes of an Appendix A analysis assuming that nuclear capacity can be used simultaneously in multiple destination markets. This occurs because the nuclear capacity has such low variable costs that it still can be economic in remote destination markets even after shouldering multiple transmission charges. The nuclear capacity actually squeezes out capacity that is more likely to be competing on the margin. The economic allocation method also suffers from "knife edge" properties, which means that very small changes in market clearing price (or transmission prices) can significantly, and unrealistically in my view, affect market shares and HHIs. For these reasons, I have selected the proportional allocation method.

Q. DOES YOUR ANALYSIS DEDICATE A PORTION OF THE TRANSMISSION CAPABILITY BETWEEN AMEREN AND

CILCO, AND CILCO AND AMEREN, TO APPLICANTS IN THE POST-TRANSACTION SCENARIO?

A. No. Such a dedication to Applicants might be appropriate if they intended to commit and dispatch their generators on a single system basis after the closing of the transaction. However, it is my understanding that the Ameren and CILCO systems will not be committed and dispatched on a joint basis after the transaction is consummated and so it would be inappropriate to incorporate such a dedication of transmission capacity in my analysis. Ameren and CILCO will maintain separate control areas after the transaction closes and the interface between them will be scheduled through OASIS.

Q. IN YOUR ANALYSIS, HOW DID YOU DETERMINE WHICH TRANSMISSION PATHS TO USE TO DELIVER THE SUPPLIES FROM INDIVIDUAL SUPPLIERS TO PARTICULAR DESTINATION MARKETS?

A. Where there is only a single direct path that might be used, (e.g., when the supplier is directly interconnected with the destination market) that path obviously is selected. Where there are potentially competing paths, some selection among them is required. Unfortunately, there is no one best and non-arbitrary decision rule that can be employed when the proportional (as opposed to economic) method is used for allocating limited transmission capability among competing supplies.[29]

Where a supplier had a choice of reaching a destination market through Ameren or one or more other systems, in some cases I proportioned that supplier's generation among the alternative paths according to the size of the available path. However, in other cases I routed that supplier's generation through systems other than Ameren. To route that generation

[29] When the economic allocation procedure is employed, paths may be selected in order to minimize the cost of delivered energy to the destination market.

through systems other than Ameren is conservative in comparison to the alternative approach because it results in more transmission capacity being deemed to be available for use by Ameren, and therefore increases Ameren's shares (and HHI contributions) in the destination market being studied. I used this conservative approach to avoid greatly increasing the run time of the computer model that was used to apply the Competitive Analysis Screen. With the exception of the path between ComEd and CWLP, no similar transmission routing questions arise with respect to CILCO's transmission system. Except for the path between ComEd and CWLP, in the computations CILCO's transmission system is deemed to be used only to deliver CILCO's generation to the boundaries of its system, and not for third party wheeling. Because CILCO has only a limited number of direct interconnections, there is always a more direct transmission path (or equally direct for the ComEd-CWLP path) for third party wheeling that does not involve the CILCO transmission system. Accordingly, that more direct transmission path was used. In situations where a second tier supplier to a destination market had a choice of transmission paths that did not include Ameren, I generally routed it over the larger of the systems that were involved rather than routing it over both or all of them. Again, selecting this approach greatly reduced the run time of the model that was used without any discernable effect on the principal results.

Q. HOW DID YOU DETERMINE THE COMPETITIVE OR MARKET CLEARING PRICES TO USE IN YOUR ANALYSIS?

A. To determine the competitive or market clearing prices to use in my analysis, I first looked at historical system lambda prices as filed in EIA 714 reports for calendar 1999 and 2000, the most recent years for which such data was available publicly when my analysis was performed. Historical system lambdas, averaged across all of the individual hourly

values in each of the seasons and time periods, for each of the destination markets used in my analysis, are provided in Exhibit No. APP-511.

The system lambda values vary substantially across time periods for most of the destination markets included in my study but for others (AEP, CILCO and NIPS) there is relatively little such variation. The values in several of the markets (e.g., AECI, Ameren, ComEd, Entergy, IP, KCPL and TVA) at times are quite high. The type of control area-to control area differences among interconnected systems that are reported in Exhibit No. APP-511 suggests that it is likely that various respondents are measuring and reporting system lambda values in different ways in their EIA Form 714 filings.

For this reason, it would be inappropriate simply to use the individual reported control area-by-control area figures in the Appendix A analysis to identify the competitive clearing price for each destination market. Accordingly, I also examined historical published prices from Bloomberg for deliveries to SPP-North, into TVA, Entergy, AEP, Cinergy, ComEd, MAIN Lower and MAPP-Southern. These values are shown in Exhibit No. APP-512. The Bloomberg prices show substantially less variation between areas than do the system lambda data and do not embody the extreme price levels reported by some respondents for system lambda. The top summer prices are only around \$65 per Mwh and the top winter prices only around \$60 per Mwh.

Of course, the analysis of the proposed transaction should be forward looking and so I also looked at forward price estimates from Bloomberg for peak period calendar 2003 deliveries into Cinergy, TVA and Entergy. These all are in the neighborhood of \$32 per Mwh. However, these calendar year peak prices undoubtedly mask wide variations within the year and therefore cannot be directly incorporated in the Competitive

Analysis Screen.

I also examined forward price estimates developed by Ameren using a multi-region production cost model. With the production cost model, Ameren develops forecast hour-by-hour energy prices based on the cost of the marginal unit plus a capacity scarcity adder. The results for the near term then are "benchmarked" using current market quotes. I averaged the hour-by-hour prices from Ameren for the time periods/load levels included in my study. The average prices for 2003 for the periods used in my analysis are shown in Exhibit No. APP-513. They range from a high of roughly S90 per MWH during the summer to a low of roughly S13 per MWH in the trough of each of the three seasons in my analysis. The prices in the higher demand periods during the summer months are markedly higher than the prices in the higher demand periods during the other months.

Based on Exhibit No. APP-513 and the other pricing information that I examined, I used the following prices for my Competitive Analysis Screen:

Summer
1. S100 per MWH
2. S50 per MWH
3. $40 per MWH
4. S25 per MWH
5. S15 per MWH

Winter
1 $40 per MWH
2 S35 per MWH
3 S30 per MWH
4 S20 per MWH
5 S15 per MWH

Spring/Fall
1 $35 per MWH
2 $30 per MWH
3 $25 per MWH
4 $20 per MWH
5 $15 per MWH

These prices track relatively closely those contained in the Ameren forecast.

VI. SUMMARY OF SCREENING ANALYSIS RESULTS

Q. PLEASE DESCRIBE THE RESULTS OF YOUR BASE CASE ANALYSIS?

A. The base case results are summarized in Exhibits APP-514 and APP-515. Each is a multi-page exhibit that provides, for each destination market, season and load level examined, the following information: pre-transaction and post-transaction HHIs and the transaction-induced HHI changes; each of the Applicants' capacity in MW as well as the post-transaction total for the Applicants when combined;[30] and each of the Applicants' market shares as well as the market share of the Applicants when combined post-transaction. Exhibit No. APP-514 pertains to Economic Capacity while Exhibit No. APP-515 pertains to Available Economic Capacity. In each of these tables, Medina's capacity is included in the CILCO bucket.[31] For each season, computations are provided for five different load levels. These are labeled 1, 2, 3, 4 and 5, with the 1 indicating the highest price and load level in each session and the 5 indicating the lowest.

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30 The capacity identified in these exhibits is that which is deemed to make it into the particular market in question, accounting for, among other things, delivered prices, transmission limits and the amount of capacity from other suppliers competing for limited transmission space.

31 In each of Exhibits Nos. APP-514 and APP-515, and the similarly formatted exhibits that follow, I include in the pre-transaction CILCO bucket other generating capacity owned by affiliates of AES. In the geographic area covered by my study, the capacity owned by AES's affiliates other than CILCO includes two nonutility projects located in PJM, one nonutility project located in PJM West plus the generation owned by AES's other utility affiliate IPL (roughly 3000 MW). In my analysis, IPL is a participant only in the AEP, ComEd and Cinergy destination markets and, because of the size of those markets, only a relatively minor participant in them.

Consistent with *a priori* expectations, the transaction results in screen violations in the Ameren, CILCO and CWLP markets using the Economic Capacity measure. In the Ameren market, the Economic Capacity screen violations occur during the summer 1, 2 and 3, winter 1, 2 and 3 and spring/fall 1 and 2 time periods. In the CILCO market, the Economic Capacity screen violations occur during all seasons and time periods. In the CWLP market, the Economic Capacity Screen violations occur during all but the winter 4 time period. There are also three very minor screen violations in the IP destination market using the Economic Capacity measure. In the winter 1 time period, the post-transaction HHI in the IP market is 1,876 and the transaction-induced HHI increase is 51; in the winter 2 time period, the post-transaction HHI in the IP market is 1,884 and the transaction-induced HHI increase is 51; and in the winter 3 time period in the IP market, the post-transaction HHI is 1,904 and the transaction-induced HHI change is 64.

For Economic Capacity, the markets generally are highly concentrated as that term is defined in the *Merger Guidelines*, i.e., having a market HHI that exceeds 1800. This is not surprising given the vertically-integrated structure of the industry in the control areas examined and the extent of exclusive or largely exclusive service territories. In the Ameren market, the screen violations occur when Ameren's relatively large pre-transaction share (e.g., 50 to 70 percent) is combined with CILCO's relatively small pre-transaction share (e.g., 0.1 to 2 percent). In the CILCO market, the screen violations occur when Ameren's relatively small pre-transaction share is combined with CILCO's relatively large pre-transaction share. In the CILCO market, the screen violations for Economic Capacity occur at all load levels during all seasons. The screen violations in the CWLP market occur because, while both Ameren and CILCO have relatively

small shares, these relatively small shares still are sufficient to produce screen violations when the market is highly concentrated.

For Available Economic Capacity, there are screen violations in the CILCO destination market during the summer 4 and winter 3 time periods only. In the CWLP market, using the Available Economic Capacity measure, there are screen violations during the summer 4, winter 2 and 3 and spring/fall 3 periods. There are no Available Economic Capacity screen violations in the Ameren destination market or in any of the other destination markets.

Q. DID YOU PERFORM ADDITIONAL COMPUTATIONS THAT SHOW THE EFFECTS ON MARKET CONCENTRATION OF THE MARKET POWER MITIGATION MEASURES THAT HAVE BEEN PROPOSED?

A. Yes. The mitigation measures, which are discussed more fully in Mr. Birk's testimony, would expand import capability into each of the three markets (Ameren, CILCO and CWLP) where screen violations occur in my analysis. To increase import capability into the Ameren control area, Ameren proposes to upgrade the current transformers and bus conductors at its East/West Frankfort substation and to fund the upgrade of terminal equipment (bus conductor, wave trap, disconnect switch, current transformers and breaker) at IP's Baldwin substation. To increase import capability into the CILCO control area, Ameren proposes to reconductor (change to a higher ampacity) a 50 mile 138 kV line between Tazewell and East Springfield. To increase import capability into the CWLP control area, Ameren proposes to (i) construct a new 12.5 mile 138 kV circuit from Pawnee to Toronto Road and (ii) change out to a larger (560 MVA) unit the existing 138/345 kV transformer at Pawnee or develop an electrically equivalent solution that is mutually agreeable to Ameren and CWLP. During summer peak conditions these projects will increase

simultaneous import capability into the Ameren, CILCO and CWLP control areas by the following amounts: Ameren, from 4,226 MW to 6,997 MW or 66 percent; CILCO, from 978 MW to 1,188 MW or 21 percent and CWLP, from 327 MW to 831 MW or 154 percent.

I show the effect on market concentration from implementing these transmission upgrade projects in Exhibit Nos. APP-516 and App-517. Exhibit No. APP-516 pertains to Economic Capacity and Exhibit No. APP-517 pertains to Available Economic Capacity. These exhibits are formulated identically to Exhibit Nos. APP-514 and APP-515 except that in Exhibits No. APP-516 and APP-517 I include results only for the Ameren, CILCO and CWLP destination markets. The HHI changes that are shown in Exhibits No. APP-516 and APP-517 are between the pre-transaction/pre-mitigation state and the post-transaction/post-mitigation state. The HHI changes that are shown therefore represent a combination of the concentration-increasing effects of the transaction and the concentration-reducing effects of the proposed mitigation.

Q. PLEASE DISCUSS THE MERITS OF ELIMINATING SCREEN VIOLATIONS THROUGH TRANSMISSION UPGRADES RATHER THAN GENERATION DIVESTITURE.

A. While it might not be so in other cases, in this case transmission upgrades seem clearly to be the preferred approach. Both Ameren and CILCO have retail and wholesale load obligations, with the combined resources of the two being roughly equal to those obligations. If the merged firm were to divest generation as a means to eliminate the screen violations, assuming that state regulators permitted it to do so, it then would not have sufficient capacity to meet its load obligations and would be forced to procure additional capacity in the market to do so. Depending on the nature of that procurement, the screen violations might remain. As well, the screen violations resulting from the transaction are highly localized. The broader wholesale markets outside of the particular control areas where the screen

violations occur appear to be sufficiently competitive. The transmission upgrades appropriately will allow potentially affected customers to buy in those broader competitive markets. The transmission upgrades are a localized solution to address a localized problem. Generation divestiture, which might be appropriate if the transaction created market power concerns in broader wholesale electricity markets, is not required in this case.

Q. PLEASE DESCRIBE THE RESULTS OF YOUR COMPETITIVE ANALYSIS SCREEN THAT INCORPORATES THE TRANSMISSION UPGRADES OFFERED AS MARKET POWER MITIGATION MEASURES.

A. In the CWLP destination market, for both Economic Capacity and Available Economic Capacity, the HHI changes between the pre-transaction/pre-mitigation state and the post-transaction/post-mitigation state generally are negative. The only times when they are not negative are the lowest demand period in each season for both Economic Capacity and Available Economic Capacity and summer 4 for just Available Economic Capacity. Screen violations remain in each of these cases when the HHI change is not negative. In the Ameren destination market for Economic Capacity, the HHI changes are negative in the summer 3, 4 and 5 periods and very small in the summer 1 and summer 2 periods, i.e., 10 and 4 respectively. For Available Economic Capacity, the HHI changes in the summer are negative in summer 1, 2 and 4 and 5 and positive but very small – i.e., 16 – in summer 3. As noted, there are no screen violations in the Ameren market for Available Economic Capacity. The negative HHIs where they occur, mean not only that there are no screen violations but also that the markets are actually more competitive in a structural sense, as measured by the HHIs of the Competitive Analysis Screen, after the transaction and accompanying mitigation than before.

In the CILCO destination market screen violations remain after the effects of the mitigation projects have been taken into account. For Economic Capacity, these occur during all seasons and time periods except spring/fall 4 and 5. For Available Economic Capacity, there are two remaining screen violation in the CILCO market, during the summer 4 and winter 5 periods. As well, because the transmission upgrades do not increase import capability into the Ameren control area during the winter and spring/fall periods, screen violations remain during those periods in the Ameren market using the Economic Capacity measure. Additionally, the transmission upgrades do not increase import capability into the IP control area, and so the three very minor Economic Capacity screen violations there remain.

Q. PLEASE DISCUSS WHETHER THE REMAINING SCREEN VIOLATIONS IN THE CILCO MARKET REPRESENT REAL COMPETITIVE PROBLEMS THAT ARISE AS A RESULT OF THE TRANSACTION.

A. The remaining screen violations in the CILCO destination market do not represent real competitive problems as a result of the transaction. This is readily shown if we look beyond just the summary HHI (and HHI change) indicators to some of the underlying data that has produced them.

One effect of the transaction is to take some capacity that otherwise would have been independently-supplied and combine it with the capacity of another seller. In the CILCO destination market, the capacity that otherwise would have been independently-supplied by Ameren now will be combined with the capacity of CILCO. Customers in the market therefore lose the independent supply from Ameren. In contrast, implementing the proposed transmission upgrades will increase the amount of supply into the CILCO market. A useful comparison for assessing whether the transaction *and accompanying mitigation* are pro-competitive is to compare the amount of independent supply that the

CILCO market loses as a result of the transaction with the amount of new supply that the mitigation (i.e., transmission upgrades) allows to be brought in. If the mitigation allows more new supply to be brought into the market than the transaction removes, then customers must be better off post-transaction/post-mitigation than they were pre-transaction/pre-mitigation simply because there is more supply competing to meet their needs. I show such a comparison for the CILCO destination market in Exhibit No. APP-518.

Lines 1 through 3 of Exhibit No. APP-518 apply to Economic Capacity. Line 1 shows the amount of Ameren supply in the CILCO market for each of the seasons and load levels (taken from Exhibit APP-514) while line 2 shows the amount of new supply that can enter the CILCO market as a result of the mitigation measures. Line 3 shows the difference between the two. In all cases except summer 3, 4 and 5, the line 2 values exceed the line 1 values. Moreover, even the shortfalls in summer 3, 4 and 5 (9 MW, 45 MW and 26 MW respectively) are relatively modest.

Lines 4 through 6 of Exhibit No. APP-518 provide similar information for Available Economic Capacity. Line 4 shows the amount of Ameren supply in the CILCO market for each of the seasons and load levels (taken from Exhibit No. APP-514) while line 5 shows the amount of new supply that can enter the CILCO market as a result of the mitigation measures. Line 6 shows the difference between lines 4 and 5. In all cases the line 5 values exceed the line 4 values. The results in Exhibit No. APP-518 indicate that the transaction and accompanying mitigation almost always make more new supply available to the CILCO market than the independent supply from Ameren that is sacrificed.[32] The transaction and accompanying mitigation therefore are pro-competitive in the CILCO

[32] The few situations where this is not the case involve the Economic Capacity measure, which in my view is much less useful than the Available Economic Capacity measure when, as is the case here, retail load serving obligations are present.

destination market from a structural vantage point notwithstanding the level of the HHI changes.

Q. DO THE REMAINING SCREEN VIOLATIONS IN THE AMEREN DESTINATION MARKET DURING THE WINTER AND SPRING/FALL TIME PERIODS PRESENT REAL COMPETITIVE PROBLEMS AS A RESULT OF THE TRANSACTION?

A. No. While my Competitive Analysis Screen looks at concentration and transaction induced changes in concentration in 15 different season and load level combinations throughout the year, as a practical matter market power concerns are likely to be greatest during times of peak demand. For Ameren and most surrounding systems, peak demands occur during the summer months. Ameren's mitigation proposals fully address the screen violations that occur during the peak demand times that are most important in market power assessments.

As well, while the Competitive Analyses Screen can be useful in a market power investigation, it is not, by itself, dispositive of all important market power questions. Rather, as the term suggests, it is only a "screen," which can be useful in identifying situations where further investigation is warranted. Looking beyond the screen results and examining the fundamental facts is a useful exercise when screen violations occur. In this case, the fundamental facts suggest that concerns about transaction-induced market power are unwarranted.

One important fact concerns the amount of import capability that is available into the Ameren control area during the winter and spring/fall time periods when the remaining screen violations are present. The information provided to me by Mr. Birk indicates that those quantities are

substantial, 5,968 MW in the spring[33] and 7,297 MW in the winter. It is my understanding that these values far exceed the amount of energy that ever has been imported into the Ameren control area during these seasons. As a practical matter, this suggests that parties that wish to purchase energy to serve load inside the Ameren control area have the ability to shop outside the control area for those supplies.[34] Accordingly, the HHIs computed for the relatively narrow Ameren destination market under the Commission's Competitive Analysis Screen process do not realistically depict the full range of power purchase options available to those purchasers. Their practical options simply are far greater than are reflected in the Competitive Analysis Screen that I have conducted.

Another important fact concerns just what power supply arrangements are in place for the purchasers that potentially might be affected by any increase in market concentration resulting from the transaction. For the Ameren destination market, where the screen violations remain in the winter and spring/fall time periods (using the Economic Capacity measure only), those purchasers are the smaller municipal and cooperative electric systems located inside the Ameren control area. Most of these systems have long term fixed price purchase arrangements in place so that their power supply costs will not be affected by the transaction, at least until those power purchase agreements expire. Others operate under (or have the right to operate under) network transmission service arrangements that give them an ability to get to the boundaries of Ameren's control area that is comparable to that Ameren itself has. Accordingly, power supply options available to these purchasers will not be adversely affected by the transaction notwithstanding that screen violations remain. Finally, it is important to note that the screen violations occur only using the Economic

33 The value computed by Mr. Birk for the spring season was used as a proxy for the combined spring/fall season modeled in my Competitive Analysis Screen.

34 It also suggests that it would be wasteful to seek to construct new transmission facilities for the sole purpose of increasing import capability into the Ameren control area.

Capacity measure but not using the Available Economic Capacity measure. In my view, the Available Economic Capacity measure is the more useful of the two because it recognizes the important retail load serving obligations of Ameren and other suppliers.

Q. DO THE REMAINING SCREEN VIOLATIONS IN THE CWLP MARKET—DURING THE SUMMER, WINTER 5 AND SPRING/FALL TIME PERIODS USING THE ECONOMIC CAPACITY MEASURE AND IN THE SUMMER 4 PERIOD USING THE AVAILABLE ECONOMIC CAPACITY MEASURE—CREATE COMPETITIVE CONCERNS?

A. No. Just as is true for the CILCO market, the transmission upgrades allow much more new supply to be brought into the CWLP market than the independent supply that the transaction takes away. The transmission upgrades will increase the simultaneous import capability into the CWLP market by 504 MW in the summer time period and by 629 MW in the winter. These amounts dwarf the presence of either Ameren or CILCO in the CWLP market pre-transaction. This means that the transaction and accompanying mitigation are pro-competitive notwithstanding the level of the HHI change.

Q. DO THE THREE MINOR SCREEN VIOLATIONS IN THE IP DESTINATION MARKET SUGGEST TRANSACTION-INDUCED COMPETITIVE CONCERNS?

A. No. Each of the violations is only by a very small amount, an increase of 51 in winter 1 and 2 when the post-transaction HHIs are 1,876 and 1,884 respectively and an increase of 64 in winter 3 when the post-transaction HHI is 1,904. Thus, in each of the three cases, the markets barely fall into the greater than 1,800 HHI category that defines a highly concentrated market and in each case the increase barely exceeds the threshold level of 50 for such highly concentrated markets. Moreover, these screen

violations occur only using the Economic Capacity measure and not the Available Economic Capacity measure. I think that the latter is the more useful of the two measures in a regime where traditional retail load serving obligations persist. This is true in Missouri, where most of Ameren's retail load is located, because retail customer choice has not been introduced there. But it is also true in Illinois where the remainder of Ameren's retail load is located and where all of CILCO's retail load is located. Even though retail customer choice has been implemented in Illinois, traditional suppliers such as Ameren and CILCO retain the obligation to sell electricity to their retail customers at frozen rates at least through the end of 2006. Thus, retail customers may choose to take electricity from other suppliers but those traditional suppliers are not relieved of the traditional service obligation.

Q. PLEASE COMMENT ON THE APPROPRIATENESS AND SUFFICIENCY OF THE INTERIM MARKET POWER MITIGATION MEASURES THAT AMEREN IS PROPOSING.

A. As discussed in Mr. Birk's testimony, the transmission projects that Ameren has proposed as market power mitigation will take a relatively small amount of time to implement—roughly six months for the improvements that will increase import capability into the Ameren control area, roughly 18 months for the improvements that will increase import capability into the CWLP control area and roughly 24 months for the improvements that will increase import capability into the CILCO control area. However, at least in theory, there is a possibility that wholesale electricity purchasers in those control areas might suffer transaction-related competitive harm during the time period after the transaction closes but before the time (six to 24 months thereafter) that the transmission upgrades are implemented. Ameren has proposed certain interim market power mitigation measures to address this possibility.

The need for interim measures to address potential market power concerns in the Ameren control area is not great because, as Mr. Mill testifies, most of the wholesale customers that purchase in that control area have the protection of fixed price service from Ameren that extends past the time that the new transmission projects will enter service. Accordingly, the prices that these entities pay for wholesale energy will be governed by those fixed price contracts and not affected by the transaction anyway. However, to the extent that the transmission projects take more time to implement than the six months now expected, Ameren proposes to extend the contract term, at existing rates, for any of its existing wholesale customers whose contract expires before the new transmission projects actually enter commercial operation. The extension would last until the time when the new transmission projects enter commercial operation. This should greatly limit concerns about the potential for the interim exercise of market power in the Ameren control area as a result of the transaction.

Ameren's interim mitigation proposal in for the CILCO control area is similar, and therefore similarly should greatly limit concerns about the potential for the interim exercise of market power in the CILCO control area as a result of the transaction. Corn Belt Energy Corporation (Corn Belt) is CILCO's only firm wholesale customer today. As described in Mr. Mill's testimony, Ameren's sells to Corn Belt its full six MW requirements at seasonally differentiated fixed energy prices under a contract that expires at the end of March 2004. If the transmission upgrades that will increase import capability into the CILCO control area are not completed by March 2004, Ameren will offer to the extend the Corn Belt contract at existing rates, until those upgrades are completed.

For the CWLP control area, where the transmission upgrades increasing import capability are expected to take 18 months to implement, Ameren is

proposing, as an interim market power mitigation device, to protect CWLP from increased generation costs that arise from transmission congestion on the Ameren or CILCO transmission systems. The specific proposal is that, after the transaction closes and until the time at which the upgrades are completed, Ameren will pay to CWLP the difference between CWLP's incremental cost to generate and the Into Cinergy price (adjusted upwards to account for transmission costs, losses and ancillary service charges) for each hour when constraints on the Ameren or CILCO transmission systems prevent CWLP from importing the energy that it would like to import for serving its native load. In effect, therefore, with this interim mitigation, CWLP is guaranteed to pay no more for energy than the Into Cinergy price and thus will be able to purchase in broad geographic markets where transaction-induced market power concerns clearly do not apply. I believe that this interim mitigation measure addresses any legitimate concerns about transaction-induced market power in the CWLP market.

Q. PLEASE NOW DISCUSS THE SENSITIVITY ANALYSES THAT YOU PERFORMED.

A. The particular sensitivity analyses that I performed are summarized in a series of exhibits identified below, where the first exhibit mentioned for each sensitivity analysis pertains to Economic Capacity and the second pertains to Available Economic Capacity:

Exhibit Nos. APP-519 and APP-520 assume that Ameren has joined the MISO and therefore implements pricing under the MISO tariff for transmission that uses the Ameren transmission system.

Exhibit Nos. APP-521 and APP-522 use a variable transmission price of zero for all transmission paths to provide a proxy for RTO pricing over a broad geographic range.

Exhibit Nos. APP-523 and APP-524 use ATC data on transmission capability instead of the FCITC data used in my base case. These computations are performed only for the summer time period.

All other assumptions from the base case remain unchanged for each of the sensitivity analyses except those specifically noted.

Q. PLEASE DISCUSS THE RESULTS OF THESE SENSITIVITY COMPUTATIONS.

A. For the most part, the results of the two sensitivities where transmission prices are changed are little different from those of the base case. There are only a few instances when the lower transmission prices allow generation to be more economic in a market than it was before such that the HHIs and HHI changes are markedly different. The sensitivity where I substitute ATCs for the FCITC values that Mr. Birk has provided, however, are noticeably different than those of the base case at least for the Ameren destination market. In the Ameren market the HHI changes are zero, because there is no ATC between CILCO and Ameren. The HHI changes therefore also are zero for the markets where CILCO routes through Ameren, although the HHI changes in these other markets are zero or near zero in the base case anyway. Because the ATC between CILCO and IP is zero, the HHI changes in the IP market, which are small but positive in the base case, also are zero for the IP market in the ATC sensitivity.

VII. VERTICAL MARKET POWER ISSUES

Q. DOES THE TRANSACTION SUGGEST COMPETITIVE CONCERNS BECAUSE BOTH AMEREN AND CILCO ARE VERTICALLY INTEGRATED GENERATION AND TRANSMISSION COMPANIES?

A. No. In principle, vertical market power concerns might arise if an integrated generation and transmission owner were able to use its transmission ownership to facilitate sale of its generation over sales of generation by its competitors, perhaps by limiting access to its transmission facilities or by reducing the quantity of transmission service that is made available. The implementation of open access transmission tariffs and codes of conduct pursuant to Commission Orders 888 and 889 should go far toward assuaging such concerns. Remaining concerns should be assuaged by CILCO's participation in the MISO and Ameren's intention to participate in the MISO.

Q. ARE THERE OTHER VERTICAL MARKET POWER CONCERNS SUGGESTED BY THE TRANSACTION?

A. No. Such concerns potentially might be present if one or both of the Applicants owned important inputs to electricity production that were needed by their generation competitors and were unavailable from other sources. But that is not the case here. Neither Ameren nor CILCO owns any fuel supplies used for electricity generation other than that located at or intended for use in their generating stations and intended to be used in those stations. Both Ameren and CILCO own local gas distribution networks but, as indicated above, there are no independently-owned generators used for wholesale electricity transactions that are supplied with natural gas transport over either Ameren's or CILCO's natural gas distribution systems. As well, as indicated, there are numerous interstate natural gas pipelines that traverse or come near to the Ameren and CILCO service territories. Almost inevitably, a new natural gas-fired generator that located in or near the Ameren or CILCO service territories would seek a site that was in close proximity to one or more of these interstate pipelines in order to avoid entirely the unnecessary expense and limited flexibility of service over a local natural gas distribution system. Ameren's and CILCO's ownership of local natural gas distribution

systems therefore is of no competitive significance in wholesale electricity markets.

CILCO owns no other fuel transport facilities while Ameren owns only barges and rail cars. Ameren also owns the Meramec Terminal for transloading coal from rail to barge. However, the services provided by these facilities are available from numerous other sources so there is no competitive significance for wholesale electricity markets associated with Ameren's ownership. There likewise is no competitive significance associated with the coal washing facilities that Ameren owns or the rail unloading facilities that CILCO owns. In any case, I am unaware that the Commission ever has indicated that competitive problems are likely to arise in wholesale electricity markets because generation suppliers own barges, rail cars, or coal transloading, washing and unloading facilities.

Q. HAVE YOU PERFORMED THE VERTICAL COMPETITIVE ANALYSIS THAT IS CONTEMPLATED IN THE COMMISSION'S RULES?

A. No. The Commission's rules provide that the vertical analysis need not be performed if there is only a *de minimus* overlap between Applicants' provision of inputs for electricity production and electricity output in the same geographic market and if the extent of the upstream product is used to produce only a *de minimus* amount of the relevant downstream products. Because Applicants provide so few inputs for electricity production by others, these conditions hold and the vertical analysis is not required here.

VIII. CONCLUSION

Q. DO YOU HAVE AN OVERALL CONCLUSION?

A. Yes. Ameren's acquisition of CILCORP, including its CILCO subsidiary, and of Medina, if accompanied by the transmission upgrades discussed

herein and in Mr. Birk's testimony, will not have an adverse competitive effect.

Q. **DOES THAT CONCLUDE YOUR TESTIMONY.**

A. Yes.

EXHIBIT NO. APP-501

RODNEY W. FRAME
Principal

Phone: 202-530-3991
Fax: 202-530-0436
rframe@analysisgroup.com

1747 Pennsylvania Avenue, NW
Suite 250
Washington, DC 20006

Mr. Frame has consulted with electric utility clients on a variety of matters including industry restructuring, retail competition, wholesale bulk power markets and competition, market power and mergers, transmission access and pricing, contractual terms for wholesale service, and contracting for nonutility generation. A substantial portion of the work has been in conjunction with litigated antitrust and federal and state regulatory proceedings.

Mr. Frame frequently speaks before electric industry groups on competition-related topics. He has testified in federal and local courts, before federal and state regulatory commissions, and before the Commerce Commission of New Zealand.

Prior to joining Analysis Group/*Economics*, Mr. Frame was a Vice President at National Economic Research Associates. Mr. Frame graduated from George Washington University and pursued graduate work there under a National Science Foundation Traineeship. His areas of specialization were public finance and urban economics. He completed all requirements for his Ph.D. degree in economics with the exception of the thesis.

EDUCATION

1970	B.B.A., George Washington University
1970-73	Ph.D. coursework (all requirements for degree in economics completed except thesis), George Washington University

PROFESSIONAL EXPERIENCE

1998 - Analysis Group/Economics
Principal

1984 - 1998 National Economic Research Associates

Vice President and Senior Consultant. Participated in projects dealing with retail competition, wholesale competition, market power assessment and determination of relevant markets for electricity supply, electric utility mergers, transmission access and pricing, partial requirements ratemaking, contractual terms for wholesale service, and contracting for non-utility generation supplies. Principal clients were investor-owned electric utilities.

1975 - 1984 Transcomm, Inc.

Senior Economist. Worked on a variety of projects concerning market structure, pricing and cost development in regulated industries. Clients included the U.S. Departments of Commerce, Defense and Energy, the Nuclear Regulatory Commission, the State of Oregon, bulk mailers and various communications equipment manufacturers and service providers. Participated in numerous federal and state regulatory proceedings and was principal investigator for a multi-year Department of Energy study addressing various aspects of electric utility competition.

1974 - 1975 *Independent Economic Consultant*

Advised telephone equipment manufacturers concerning cost and rate development for competitive telephone offerings, analyzed alternative travel agent compensation arrangements and examined nonbank activity by bank holding company firms.

1973 - 1974 Program of Policy Studies in Science and Technology

Research Staff

1973 Urban Institute

Research Staff

TESTIFYING EXPERIENCE

- Affidavit on behalf of Garnet Energy LLC in Docket No. ER02-1119-000, before the Federal Energy Regulatory Commission, concerning application of the Commission's SMA test to Garnet, an affiliate of Idaho Power Company, July 11, 2002.

- Rebuttal testimony on behalf of Public Service Electric and Gas Company concerning vertical market power issues, before the Federal Energy Regulatory Commission in Docket No. EL-02-23-000, July 1, 2002.

- Affidavit on behalf of applicants Wisvest Corporation, Wisvest-Connecticut, LLC and PSEG Fossil LLC concerning competitive issues presented by PSEG Fossil's proposed acquisition of Wisvest-Connecticut, before the Federal Energy Regulatory Commission in Docket No. EC02-_____, June 28, 2002.

- Direct testimony on behalf of Ameren Corporation concerning competitive issues raised by Ameren's proposed acquisition of Central Illinois Lighting Company, before the Illinois Commerce Commission in Docket No. ____________, June 19, 2002.

- Rebuttal testimony on behalf of PSEG Power in New York Public Service Commission Case No. 02-M-0132 responding to intervenor concerns about alleged horizontal and vertical market power problems arising from PSEG's construction of the Cross Hudson Project, May, 2002.

- Affidavit on behalf of Southern Company Services. in Docket No. ER02-____-000. before the Federal Energy Regulatory Commission. describing appropriate procedures for triennial market pricing update and addressing whether Southern Company Services has market power in wholesale electricity markets. April 30. 2002.

- Direct testimony on behalf of PSEG Power in New York Public Service Commission Case No. 02-M-0132 concerning market power implications of the application of PSEG Power to construct an approximately eight mile radial connection between Bergen Generating Station in New Jersey and Consolidated Edison Company's West 49th Street Substation in New York City. April 26. 2002.

- Expert report on behalf of Virginia Electric and Power Company in Virginia Electric and Power Company v. International Paper Company. Civil Action No. 2:01cv703. United States District Court, Eastern District of Virginia. Norfolk Division. Concerning damages issues associated with terminated NUG contract, March 21. 2002.

- Affidavit on behalf of Crete Energy Venture. LLC in Docket No. ER02-___-000. before the Federal Energy Regulatory Commission. concerning applying the Commission's SMA test to a joint venture of Entergy and DTE. February 4. 2002.

- Second Affidavit on behalf of Alliant Energy Service, Inc. in Docket No. ER99-230-002. before the Federal Energy Regulatory Commission. concerning appropriate computational procedures and data sources for applying the Commission's SMA test. January 24. 2002.

- Affidavit on behalf of Rainy River Energy Corporation-Taconite Harbor in Docket No. ER02-124-000. before the Federal Energy Regulatory Commission. to apply the supply margin assessment market power test to Minnesota Power and its affiliates. January 7. 2002.

- Affidavit on behalf of Alliant Energy Services. Inc. in Docket No. ER99-230-002. before the Federal Energy Regulatory Commission. to apply the Supply Margin Assessment test to Alliant Energy Corporation to determine whether mitigation is required for affiliates of Alliant with market pricing authority under the procedures recently promulgated by the Commission. December 18 2001.

- Affidavit on behalf of Southern Company Services in Docket Nos. ER96-2495-015. ER97-4143-003. ER97-1238-010, ER98-2075-009, ER 98-542-005 and ER91-569-009 before the Federal Energy Regulatory Commission addressing the economic underpinnings of the Commission's SMA test. including its usefulness as a market power screening device. as well as the appropriateness of the mitigation measures that the Commission has ordered. December 14. 2001.

- Affidavit on behalf of Rainy River Energy Corporation – Wisconsin before the Public Service Commission of Wisconsin in Docket No. 05-CE-128, providing a market power screen analysis to support Rainy River's application to the Wisconsin Public Service Commission to construct, own and operate the Superior project. December 3, 2001.

- Affidavit on behalf of Attala Energy Company. LLC before the Federal Energy Regulatory Commission in Docket No. ER02-40-000 providing a Supply Margin Assessment, consistent with proposed FERC rules, for its generation, November 5, 2001.

- Prepared Rebuttal Testimony on behalf of Appalachian Power Company d/b/a American Electric Power before the State Corporation Commission of Virginia in SCC Case No. PUE010011, concerning AEP's corporate separation plan, October 5, 2001.

- Affidavit on behalf of Southern Company Services before the Federal Energy Regulatory Commission in Docket No. RM01-8-000 concerning potential competitive harms that could result if commercially sensitive transaction data is made available to the public. October 5, 2001.

- Affidavit on behalf of PSEG Lawrenceburg before the Federal Energy Regulatory Commission in Docket No. ER01-01-2460 concerning market power issues associated with construction of new generation facilities. June 27, 2001.

- Affidavit on behalf of PSEG Waterford Energy Company before the Federal Energy Regulatory Commission in Docket No. ER-01-2482, concerning market power issues associated with construction of new generation facilities. June 27, 2001.

- Prepared Rebuttal Testimony on behalf of Applicants FirstEnergy and Jersey Central Power & Light before the New Jersey Board of Public Utilities responding to allegations about defects in the competitive analysis of the proposed FirstEnergy-GPU merger. April 23, 2001.

- Affidavit on behalf of Nine Mile Point Nuclear Station, LLC, before the Federal Energy Regulatory Commission in Docket No. ER01-___-___, concerning market based pricing by Nine Mile Point Nuclear Station, LLC.

- Affidavit on behalf of Niagara Mohawk Power Corporation, New York State Electric & Gas Corporation, Rochester Gas and Electric Corporation, Central Hudson Gas & Electric Corporation and Nine Mile Point Nuclear Station, LLC before the Federal Energy Regulatory Commission concerning competitive issues raised by the proposed acquisition of the Nine Mile Point 1 nuclear unit and a portion of Nine Mile Point 2 nuclear unit by an affiliate of Constellation Energy Group, February 28, 2001.

- Affidavit on behalf of Constellation Energy Group, et al., before the Federal Energy Regulatory Commission in Docket Nos. EC01-50-000 and ER01-824-000, concerning market based pricing by affiliates of Constellation Energy Group, December 28, 2000.

- Prepared Direct Testimony on behalf of FirstEnergy and GPU, Inc. before the Federal Energy Regulatory Commission in Docket No. EC01-___-000 concerning competitive issues raised by the proposed merger of FirstEnergy and GPU, November 9, 2000.

- Prepared Direct Testimony on behalf of FirstEnergy and GPU, Inc. before the Pennsylvania Public Utility Commission in Application Docket No. A-______ concerning competitive issues raised by the proposed merger of FirstEnergy and GPU, November 9, 2000.

- Prepared Direct Testimony on behalf of FirstEnergy and GPU, Inc. before the Board of Public Utilities of the State of New Jersey in Docket No. _____ concerning competitive issues raised by the proposed merger of FirstEnergy and GPU, November 9, 2000.

- Deposition in the matter of Illinois Power Company and Illinova Corporation v. Wegman Electric Company et al, No. 98-L-280, Circuit Court of the third Circuit of Illinois, Madison County, concerning damages from having electric generating stations out of service, October 17, 2000

- Affidavit and Declaration on behalf of Alabama Power Company before the Environmental Protection Agency in FOIA RIN 003111-99, concerning appropriateness of protecting certain competitively valuable documents from public release, October 13, 2000.

- Affidavit on behalf of Northeast Utilities Service Company and Select Energy Inc. before the Federal Energy Regulatory Commission in Docket No. EL00-102-000, concerning the cost of providing ICAP to New England capacity market, September 25, 2000.

- Affidavit on behalf of Ameren Energy, Inc. before the Federal Energy Regulatory Commission in Docket Nos. ER97-3664 and ER00-2687-000 concerning market based pricing of wholesale electricity by Ameren, September 22, 2000.

- Affidavit on behalf of Alabama Power Company before the Federal Communications Commission in P.A. No. 00-003, concerning appropriateness of protecting certain competitively sensitive information from public release, September 6, 2000.

- Affidavit on behalf of Gulf Power Company before the Federal Communications Commission in P.A. No. 00-004, concerning appropriateness of protecting certain competitively sensitive information from public release, September 6, 2000.

- Affidavit on behalf of Southern Company and Southern Energy, Inc. before the Federal Energy Regulatory Commission in Docket No. EC00-121-000, concerning whether the proposed spin-off of Southern Energy Inc. would create competitive concerns, August 15, 2000.

- Affidavit on behalf of Northeast Utilities Service Company before the Federal Energy Regulatory Commission in Docket No. EL00-62-001 and ER00-2052-002 concerning proposed termination of ICAP market and proposed mitigation of ICAP prices, May 30, 2000.

- Prepared Rebuttal Testimony on behalf of Detroit Edison Company before the Michigan Public Service Commission in Case No. U-12134 concerning the design of a code of conduct for implementing retail customer choice, March 21, 2000.

- Affidavit on behalf of Split Rock Energy LLC in Docket No. ER00-1857-000 concerning Split Rock LLC's application for market based pricing authority, March 10, 2000.

- Affidavit on behalf of Baltimore Gas and Electric Company, Calvert Cliffs, Inc., Constellation Enterprises, Inc. and Constellation Generation, Inc. in Docket No. EC00-57-000 and on behalf of Baltimore Gas and Electric Company, Calvert Cliffs, Inc., Constellation Generation, Inc., and Constellation Power Source, Inc. in Docket No. ER00-1598-000 concerning the application of Calvert Cliffs, Inc. and Constellation Generation, Inc. for market based pricing authority, February 11, 2000.

- Deposition in the matter of Cleveland Thermal Energy Company v. Cleveland Electric Illuminating Company, Case No. 1: 97 CV 3023, United States District Court, Northern District of Ohio, Eastern Division, October 15, December 7 and December 8, 1999, concerning competitive issues and damages.

- Supplemental Expert Report on behalf of Cleveland Electric Illuminating Company in Cleveland Thermal Energy Corp. v. Cleveland Electric Illuminating Company, Case No. 1: 97 CV 3023, United States District Court, Northern District of Ohio, Eastern Division, December 1, 1999, concerning damages issues.

- Expert Report on Behalf of Cleveland Electric Illuminating Company in Cleveland Thermal Energy Corp. v. Cleveland Electric Illuminating Company, Case No. 1: 97 CV 3023, United States District Court Northern District of Ohio, Eastern Division, September 27, 1999, concerning allegations that a clause giving Cleveland Electric Illuminating Company the right to purchase electricity at avoided costs from a cogeneration plant that Cleveland Thermal Energy Corp. would have constructed was anticompetitive and an unreasonable restraint of trade, and computing damages.

- Deposition in the matter of Florida Municipal Power Agency v. Florida Power & Light Company, Case No. 92-35-CIV-ORL22C, United States District Court, Middle District of Florida, Orlando Division, concerning damages and market issues, August 31, 1999.

- Expert Report on Behalf of Florida Power & Light Company in Florida Municipal Agency v. Florida Power & Light Company in Case No. 92-35-CIV-ORL22C, United States District Court, Middle District of Florida, Orlando Division, concerning damages and market issues, August 26, 1999.

- Affidavit on behalf of AmerGen Energy Company before the Federal Energy Regulatory Commission in Docket Nos. EC99-104-000 and ER99-754-001 concerning AmerGen's proposed acquisition of the Clinton nuclear unit, August, 1999.

- Affidavit on behalf of AmerGen Energy Company before the Federal Energy Regulatory Commission in Docket Nos. EC99-98-000 and ER99-754-002 concerning AmerGen's proposed acquisition of the Nine Mile Point 1 nuclear unit and a portion of the Nine Mile Point 2 nuclear unit, July, 1999.

- Affidavit on behalf of Minnesota Power, Inc. before the Federal Energy Regulatory Commission in Docket No. ER99-3586-000 concerning Minnesota Power's application for market based pricing authority, July, 1999.

- Deposition in the matter of Allegheny Energy Inc. v. DQE, Inc., Civ. A. No. 98-16396 (RJC), United States District Court, Western District of Pennsylvania, June 11, 1999, concerning issues relating to the value of plaintiff's generating assets.

- Affidavit on behalf of Public Service Electric and Gas Company (PSEG) before the Federal Energy Regulatory Commission concerning PSEG's request to transfer its generating assets to an affiliate in Docket No. EC 99-____-000, June 1999.

- Expert Report on behalf of Allegheny Energy in Allegheny Energy Inc. v. DQE, Inc. Civ. A. No. 98-16396 (RJC), United States District Court, Western District of Pennsylvania, May 17, 1999, concerning issues relating to the value of plaintiff's generating assets.

- Affidavit on behalf of Baltimore Gas & Electric (BG&E) Company before the Federal Energy Regulatory Commission concerning BG&E's application for market based pricing authority in Docket No. ER 99-2948-000, May 13, 1999.

- Affidavit on behalf of Florida Power & Light in Florida Municipal Power Agency v. Florida Power & Light Co., Case No. 92-35-CIV-ORL-22 concerning legitimacy of Florida Power & Light's conduct, March 22, 1999.

- Affidavit on behalf of PECO Energy before the Federal Energy Regulatory Commission concerning PECO's application of market based pricing authority in Docket No ER 99-1872-000. February, 1999.

- Affidavit on behalf of Northeast Utilities before the Federal Energy Regulatory Commission concerning Northeast Utilities application for market based pricing authority in Docket No. ER 99-1829-000. February, 1999.

- Affidavit on behalf of AmerGen Energy Company, LLC (AmerGen) before the Federal Energy Regulatory Commission in Docket Nos. EC99-11-000, EL99-13-000 and ER99-754-000 concerning (i) AmerGen's acquisition of Three Mile Island No. 1 from GPU, Inc. and (ii) AmerGen's application for market based pricing authority, November, 1998.

- Affidavit on behalf of Constellation Energy Source, Inc. (CES) before the Federal Energy Regulatory Commission in Docket No. ER99-198-000 concerning CES's application for market based pricing authority, October 14, 1998.

- Affidavit on behalf of Select Energy, Inc. (Select) before the Federal Energy Regulatory Commission in Docket No. ER99-14-000 concerning Select's application for market based pricing authority, October 1, 1998.

- Rebuttal Testimony on Retail Market Power Issues on behalf of Mississippi Power Company, before the Mississippi Public Service Commission in Docket No. 96-UA-389 concerning whether Mississippi Power Company will be able to exercise market power in deregulated retail markets in Mississippi, September 11, 1998.

- Prepared Testimony and Report on Retail Market Power Issues on behalf of Mississippi Power Company, before the Mississippi Public Service Commission in Docket No. 96-UA-389, concerning whether Mississippi Power Company will be able to exercise market power in deregulated retail markets in Mississippi, August 7, 1998.

- Affidavit on behalf of Southern California Edison Company to the Federal Energy Regulatory Commission concerning market power issues associated with the supply of ancillary services to the California ISO, July 13, 1998.

- Prepared Rebuttal Testimony on Behalf of Public Service Electric & Gas Company, with Paul Joskow, before the State of New Jersey, Board of Public Utilities, in Docket Nos. EX94120585Y, E097070457, E097070460, E097070463 and E097070466, responding to market power issues raised by intervenor witnesses, including in particular the role of transmission constraints in market power analyses, appropriate mitigation measures for "load pocket" situations, proper standards for granting market based pricing authority, the role of transitional mechanisms in mitigating market power concerns and the use and role of market simulations in addressing market power topics, April 13, 1998.

- Prepared Rebuttal Testimony on Behalf of Atlantic City Electric Company, with Paul Joskow, before the State of New Jersey, Board of Public Utilities, in Docket Nos. EX94120585Y, E097070457, E094770460, E09707463 and E097070466, responding to market power issues raised by intervenor witnesses, including in particular the role of transmission constraints in market power analyses, appropriate mitigation measures for "load pocket" situations, proper standards for granting based pricing authority and the use and role of market simulations in addressing market power topics, April 13, 1998.

- Prepared Additional Supplemental Direct Testimony on behalf of Ohio Edison and Centerior Energy, before the Federal Energy Regulatory Commission, Docket No. EC97-5-000, concerning the competitive analyses associated with Ohio Edison's merger with Centerior Energy, August 8, 1997.

- Prepared Testimony on behalf of Public Service Electric & Gas Company on Market Power Issues, with Paul Joskow, before State of New Jersey, Board of Public Utilities, concerning market power issues associated with PSE&G's proposal to implement retail customer choice in its competitive filings in New Jersey, July 30, 1997.

- Affidavit on behalf of Union Electric Development Corporation before the Federal Energy Regulatory Commission in Docket No. ER97-3663-000, concerning Union Electric Development Corporation's request for the right to make wholesale bulk power sales at market-determined prices, July 8, 1997.

- Affidavit on behalf of Union Electric Company before the Federal Energy Regulatory Commission in Docket No. ER97-3664-000, concerning Union Electric's request for the right to make wholesale bulk power sales at market-determined prices, July 8, 1997.

- Rebuttal Testimony on Reopening on behalf of Union Electric Company and Central Illinois Public Service Company, before the Illinois Commerce Commission in Docket No. 95-0551, addressing competitive issues raised by witnesses for intervenors and the staff of the ICC in response to previous testimony, May 23, 1997.

- Rebuttal Testimony on behalf of Wisconsin Power and Light Company, Interstate Power Company and IES Industries, Inc., before the Public Service Commission of Wisconsin in Docket No. 6680-UM-100, responding to concerns raised by intervenors regarding competitive issues associated with the proposed merger of the three companies, May 20, 1997.

- Direct Testimony on Reopening on behalf of Union Electric Company and Central Illinois Public Service Company, before the Illinois Commerce Commission in Docket No. 95-0551, responding to the ICC's request that applicants apply the screening analysis contained in Appendix A of the Federal Energy Regulatory Commission's Order 592 to the effects of the proposed merger on existing and future Illinois retail markets, April 14, 1997.

- Prepared Rebuttal Testimony on behalf of IES Utilities Inc., Interstate Power Company, Wisconsin Power & Light Company, South Beloit Water, Gas & Electric Company, Heartland Energy Services and Industrial Energy Applications, Inc., before the Federal Energy Regulatory Commission in Docket No. EC96-13-000, responding to issues raised by intervenors concerning the proposed merger and the application of the screening analysis contained in Appendix A of FERC's Order 592, April 14, 1997.

- Affidavit on behalf of Constellation Power Source, Inc. before the Federal Energy Regulatory Commission in Docket No. ER97-2261-000, concerning Constellation's request for the right to make wholesale bulk power sales at market-determined prices, March 25, 1997.

- Prepared Supplemental Direct Testimony on behalf of Ohio Edison Company, Pennsylvania Power Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company, before the Federal Energy Regulatory Commission in Docket No. EC97-5-000, concerning the application of the screening analysis contained in Appendix A of FERC Order 592 to the applicants' proposed merger, March 20, 1997.

- Prepared Additional Direct Testimony on behalf of IES Utilities Inc., Interstate Power Company, Wisconsin Power & Light Company, South Beloit Water, Gas & Electric Company, Heartland Energy Services and Industrial Energy Applications, Inc., before the Federal Energy Regulatory Commission in Docket No. EC96-13-000, concerning the application of the screening analysis contained in Appendix A of FERC Order 592 to the applicants' proposed merger, February 27, 1997.

- Prepared Rebuttal Testimony on behalf of Union Electric Company and Central Illinois Public Service Company before the Federal Energy Regulatory Commission in Docket Nos. EC96-7-000, et al. addressing competitive issues related to the proposed merger of Union Electric Company and Central Illinois Public Service Company, January 13, 1997.

- Affidavit on behalf of Union Electric Company and Central Illinois Public Service Company before the Federal Energy Regulatory Commission in Docket Nos. EC96-7-000, et al. concerning the effect of the FERC's Policy Statement on mergers (Order No. 592) on the proposed merger of Union Electric Company and Central Illinois Public Service Company, January 13, 1997.

- Prepared Supplemental Direct Testimony on behalf of Union Electric Company and Central Illinois Public Service Company before the Federal Energy Regulatory Commission in Docket Nos. EC96-7-000, et al. concerning the effects of transmission constraints on the potential to exercise market power as a result of the proposed merger of Union Electric and Central Illinois Public Service, November 15, 1996.

- Direct Testimony on behalf of Ohio Edison Company and Centerior before the Federal Energy Regulatory Commission in Docket No. EC97-5-000 concerning the effect of the proposed merger of Ohio Edison and Centerior on market power and competition, November 8, 1996.

- Prepared Direct Testimony on behalf of Union Electric Company before the Missouri Public Service Commission in Case No. EM-96-149, concerning the effects on various market power concerns of the proposed merger between Union Electric Company and Central Illinois Public Service Company, November 1, 1996.

- Testimony on behalf of Virginia Electric and Power Company in the matter of Gordonsville Energy, L.P. v. Virginia Electric and Power Company before the Circuit Court of the City of Richmond, Case No. LA-2266-4, concerning damages suffered by VEPCO as a result of a NUG outage, and the appropriateness of a liquidated damages provision in the contract between VEPCO and the NUG, October 23, 1996.

- Prepared Direct Testimony on behalf of Southern Company Services, Inc. before the Federal Energy Regulatory Commission in Docket No. ER96-780-000, concerning whether constraints on the Florida/Southern interface give Southern the ability to exercise market power, September 23, 1996.

- Deposition in the matter of Gordonsville Energy, L.P. v. Virginia Electric and Power Company before the Circuit Court of the City of Richmond, Case No. LA-2266-4, concerning damages suffered by VEPCO as a result of a NUG outage, September 17, 1996.

- Prepared Rebuttal Testimony on behalf of Public Service Company of New Mexico before the Federal Energy Regulatory Commission in Docket No. ER95-1800-000, et al., addressing market power issues raised by intervenors in response to previous testimony, August 30, 1996.

- Prepared Testimony on behalf of Public Service Company of New Mexico before the Federal Energy Regulatory Commission in Docket No. ER96-1551-000, concerning whether PNM possesses market power in transmission-constrained areas. July 10, 1996.

- Affidavit on behalf of Central Louisiana Electric Company before the Federal Energy Regulatory Commission in Docket No. ER96-2677-000, concerning CLECO's request for the right to make wholesale bulk power sales at market-determined prices. July 9, 1996.

- Supplemental Direct Testimony on behalf of IES Utilities Inc., Interstate Power Company, Wisconsin Power & Light Company, South Beloit Water, Gas & Electric Company, Heartland Energy Services and Industrial Energy Applications, Inc., before the Federal Energy Regulatory Commission in Docket No. EC96-13-000, examining the effects of the proposed formation of a regional Independent System Operator on the analyses and conclusions contained in previous testimony in support of the companies' proposed merger. June 5, 1996.

- Prepared Testimony on behalf of Minnesota Power & Light Company before the Federal Energy Regulatory Commission in Docket No. EC95-16-000, concerning Minnesota Power & Light's request for the right to make wholesale bulk power sales at market-determined prices. May 16, 1996.

- Prepared Rebuttal Testimony on behalf of IES Industries Inc., Interstate Power Company and WPL Holdings, Inc. before the Iowa Utilities Board in Docket No. SPU-96-6 addressing market power and competition issues raised by intervenors in response to previous merger testimony. April 22, 1996.

- Prepared Direct Testimony on behalf of IES Utilities Inc., Interstate Power Company, Wisconsin Power & Light Company, South Beloit Water, Gas & Electric Company, Heartland Energy Services and Industrial Energy Applications, Inc., before the Federal Energy Regulatory Commission in Docket No. EC96-13-000, concerning the effects of their proposed merger on market power and competition. February 29, 1996.

- Deposition in the matter of Westmoreland-LG&E Partners v. Virginia Electric and Power Company, Case No. LX-2859-1, concerning interpretation of capacity payment provisions in power purchase agreement under which Westmoreland-LG&E sells output of nonutility generator to VEPCO. February 23, 1996 and October 9, 1998.

- Prepared Testimony on behalf of Union Electric Company and Central Illinois Public Service Company before the Federal Energy Regulatory Commission in Docket Nos. EC96-7-000 and ER96-679-000, concerning the effects of their proposed merger on market power and competition. December 22, 1995.

- Prepared Testimony on behalf of Northeast Utilities before the Federal Energy Regulatory Commission in Northeast Utilities Service Company, Docket No. ER95-1686-000, concerning FERC's generation dominance standard in support of Northeast Utilities' request for market-based pricing authority. November 13, 1995.

- Sur-reply affidavit on behalf of Rochester Gas & Electric before the U.S. District Court, Western District of New York, in Kamine/Besicorp Allegheny L.P. v. Rochester Gas & Electric Corporation, Case No. 95-CIV-6045L, in response to motion by Kamine/Besicorp Allegheny L.P. for a preliminary injunction. July 10, 1995.

- Prepared Supplemental Rebuttal Testimony on Transmission NOPR Issues on behalf of Florida Power & Light Company before the Federal Energy Regulatory Commission in Florida Power & Light Company, Docket Nos. ER93-465-000, et al., addressing transmission NOPR issues raised by FERC Staff and Intervenors, May 19, 1995.

- Prepared Direct Testimony on Transmission NOPR Issues on behalf of Florida Power & Light before the Federal Energy Regulatory Commission in Florida Power & Light Company, Docket Nos. ER93-465-000, et al., concerning the effects of FERC's recent Notice of Proposed Rulemaking on issues in FPL's ongoing case, April 25, 1995.

- Affidavit on behalf of Rochester Gas & Electric before the U.S. District Court, Western District of New York, in Kamine/Besicorp Allegheny L.P. v. Rochester Gas & Electric Corporation, Case No. 95-CIV-6045L, in support of its opposition to a request by Kamine/Besicorp Allegheny L.P. for a temporary restraining order, March 9, 1995.

- Testimony on behalf of Virginia Power before the Circuit Court of the City of Richmond in Case No. LW-730-4, Doswell Limited Partnership v. Virginia Electric Power Company concerning the level of fixed gas transportation costs associated with the proxy unit which forms the basis for VEPCO's payments to Doswell, March 2, 1995.

- Prepared Rebuttal Testimony on behalf of American Electric Power Service Corporation before the Federal Energy Regulatory Commission in Docket No. ER93-540-001 addressing issues concerning FERC's new comparability standard and its implications for AEP's transmission service offerings, January 17, 1995.

- Deposition on behalf of El Paso Electric Company and Central and South West Services, Inc. before the Federal Energy Regulatory Commission in Docket Nos. EC94-7-000 and ER94-898-000 concerning "comparability" and other transmission issues, December 22, 1994.

- Prepared Rebuttal Testimony on behalf of Florida Power & Light Company before the Federal Energy Regulatory Commission in Florida Power & Light Company, Docket Nos. ER93-465-000, et al. concerning market power and competitive issues, comparability and other transmission issues, wholesale electric service tariff revisions, and issues concerning interchange contract revisions, December 16, 1994.

- Prepared Rebuttal Testimony on behalf of El Paso Electric Company and Central and South West Services, Inc., before the Federal Energy Regulatory Commission, Dockets Nos. EC94-7-000 and ER94-898-000, concerning network transmission service and point-to-point transmission service, December 12, 1994.

- Prepared Direct Testimony on behalf of Midwest Power Systems, Inc. and Iowa-Illinois Gas and Electric Company before the Federal Regulatory Commission, Docket No. EC95-4-000, concerning competitive issues raised by their proposed merger to form MidAmerican Energy Company, November 10, 1994.

- Deposition on behalf of Florida Power Corporation in Orlando Cogen, Inc., et al., v. Florida Power Corporation, Case No. 94-303-CIV-ORL-18, US District Court in and for the Middle District of Florida, Orlando Division, involving a contract dispute between FPC and one of its NUG suppliers, August 30, 1994.

- Prepared Direct Testimony on Comparability Issues on behalf of Florida Power & Light Company in Florida Power & Light Company, Docket Nos. ER93-465-000 and ER93-922-000 concerning a discussion of the differences between types of transmission services, usage of transmission systems by their owners, transmission services that FPL provides, and how those services compare and contrast with FPL's own uses of the transmission system, August 5, 1994.

- Prepared Answering Testimony on behalf of Florida Power & Light Company in Florida Power & Light Company, Docket Nos. ER93-465-000 and ER93-922-000 concerning (i) whether municipal systems should receive billing credits for certain transmission facilities which they own which were argued to be part of an "integrated" transmission grid, and (ii) FPL's obligation to sell wholesale power under its Nuclear Regulatory Commission antitrust license conditions, July 7, 1994.

- Deposition on behalf of Virginia Electric & Power Co. in re: Doswell Limited Partnership v. Virginia Electric & Power Co., Case No. LW-730-4, Circuit Court for the City of Richmond, involving an alleged fraud and breach of contract relating to payments by VEPCO to one of its NUG suppliers, April 5, 1994.

- Prepared Final Rebuttal Testimony on behalf of Central Louisiana Electric Company before the Federal Energy Regulatory Commission in Docket No. ER93-498-000, examining an allegation of predatory pricing, March 16, 1994.

- Prepared Rebuttal Testimony on behalf of Central Louisiana Electric Company before the Federal Energy Regulatory Commission in Docket No. ER93-498-000, examining an allegation of a municipal joint action agency that Central Louisiana's contract to provide bulk power service to a new municipal system customer constituted predatory pricing, December 23, 1993.

- "Comments on the Commerce Commission's Draft Determination Concerning Trans Power's Proposal to Recover Fixed/Sunk Transmission Costs," testimony on competitive issues prepared at the request of The Electricity Industry Committee, New Zealand, November 30, 1993.

- Prepared Direct Testimony on behalf of Florida Power & Light Company in Florida Power & Light Company, Docket Nos. ER93-465-000 and ER93-922-000 concerning competitive implications of wholesale tariff revisions, interchange contract revisions and a proposed "open access" transmission tariff, November 26, 1993.

- Deposition on Behalf of Florida Power & Light in Florida Municipal Power Agency v. Florida Power & Light Co. Case No. 92-35-CIV-ORL-22 concerning damage related issues, July 21 and 22, 1993.

- Affidavit on behalf of Florida Power & Light in Florida Municipal Power Agency v. Florida Power & Light Co. Case No. 92-35-CIV-ORL-22 concerning damage related issues, July 14, 1993.

- Prepared Direct Testimony on behalf of the Detroit Edison Company In the Matter of the Application of the Association of Businesses Advocating Tariff Equity for Approval of an experimental retail wheeling tariff for Consumers Power Company, Case No. U-10143, and In the Matter on the Commission's own motion, to consider approval of an experimental retail wheeling tariff for The Detroit Edison Company, Case No. U-10176 before the Michigan Public Service Commission, March 1, 1993.

- Deposition on behalf of Florida Power & Light in Florida Municipal Power Agency vs. Florida Power & Light Company, Case No. 92-35-CIV-ORL-22, concerning relevant markets, market power and competitive issues. February 25, 1993.

- Deposition in Tucson Electric Power Company v. SCE Corporation, et al., Superior Court of the State California, Case No. 628170. June 19, 1992.

- Affidavit on behalf of Iowa Power Inc. and Iowa Public Service Company, Federal Energy Regulatory Commission. Concerning the Competitive Effects of a Merger of the Two Companies, 1991.

- Testimony on behalf of Defendants Union Electric and Missouri Utilities, in City of Malden, Missouri v. Union Electric Company and Missouri Utilities Company, U.S. District Court, Eastern District of Missouri, Southeastern Division, Civil Action No. 83-2533-C, 1988.

- Testimony on behalf of Defendant Union Electric, in City of Kirkwood, Missouri v. Union Electric Company, U.S. District Court, Eastern District of Missouri, Civil Action No. 86-1787-C-6 (deposition testimony), 1987.

- Testimony on behalf of Defendant Union Electric Company, in Citizens Electric Corporation v. Union Electric Company, U.S. District Court, Eastern District of Missouri, Eastern Division, Civil Action No. 83-2756C(c), 1986.

- Testimony on behalf of Advo-System, Inc., before the Postal Rate Commission, Docket No. R84-1, Concerning Rates for Third Class Mail, 1984.

- Testimony on behalf of D/FW Signal, Inc., before the Federal Communications Commission, Docket No. CC83-945, Concerning Cellular Telephone Service in Dallas-Fort Worth, 1983.

- Testimony on behalf of the Department of Defense, before the Montana Public Service Commission, Docket No. 82.2.8, Concerning Telephone Service Rate Structure, 1982.

- Testimony on behalf of Multnomah County, before the Public Utility Commissioner of Oregon, Docket UF 3565, Concerning Telephone Service Rate Structure, 1980.

- Testimony on behalf of the Louisiana Consumer League, before the Louisiana Public Service Commission, Docket No. U-14078, Concerning Marginal Cost Pricing for Louisiana Power and Light Company, 1979.

- Testimony on behalf of the State of Oregon, City of Portland, and County of Multnomah, before the Public Utility Commissioner of Oregon, Dockets UF3342 and UF3343, concerning Rates for Centrex and ESSX Telephone Service, 1978.

SELECTED REPORTS AND PAPERS

- "Large RTOs and Traditional Transmission Pricing Don't Mix," with Michael Quinn, prepared for The Electricity Journal, January/February 2002.

- "Potential Adverse Consequences of Poor Transmission Pricing," prepared for Southern Company Services, October 23, 2001.

- "An Economic Assessment of the Benefits of Repealing PUHCA," with John Landon, Ajay Gupta and Virginia Perry-Failor, prepared for Mid-American Energy Holdings, April 2000.
- Updated Market Power Analysis for Detroit Edison Company, concerning Detroit Edison Company's market based pricing authority, submitted to the Federal Energy Regulatory Commission, December 17, 1999.
- Report of Ameren to the Public Service Commission of Missouri on Market Power Issues, concerning whether Ameren, created by the merger of Union Electric Company and Central Illinois Public Service Company, is likely to have market power if deregulation and retail competition are introduced in Missouri, February 27, 1998.
- "Supporting Companies' Report on Horizontal Market Power Analysis," with Paul Joskow, concerning analysis of market power issues in connection with a proposed reorganization of the PJM Pool, July 14, 1997.
- "International Electricity Sector Investment by US Electric Utilities," with Graham Hadley, Paul Hennemeyer and Barbara MacMullen, prepared for The Kansai Electric Power Company, Inc., March 5, 1997.
- "Report on Horizontal Market Power Issues," with Paul Joskow, prepared for Southern California Edison Company in FERC Docket No. ER96-1663-000, May 29, 1996.
- "Recent Developments in North American Electric Generation Capacity Procurement Systems," with Mahim Chellappa, prepared for Electricite de France (EDF), Paris, France, August 1994.
- "Comments on Transmission Reform Proposals," report prepared for the Edison Electric Institute, October 1993.
- "Sunk Transmission Cost Recovery Issues," report prepared for The Electricity Industry Committee, New Zealand, September 1, 1993.
- "Opportunity Cost Pricing for Electric Transmission: An Economic Assessment," report prepared for Edison Electric Institute, June 1992.
- "Transmission Access and Pricing: What Does A Good 'Open Access' System Look Like," NERA Working Paper #14, January 1992.
- "Evaluation of Qualifying Facility Proposals," prepared for Florida Power Corporation, March 1991.
- "Design of Capacity Procurement Systems," prepared for Electricite de France, January 1991.
- "Issues in the Design of Generating Capacity Procurement Systems," prepared for TransAlta Utilities, January 1991.
- "Government Regulators and Market Power Issues," prepared for Edison Electric Institute, January 1991.
- "A Critique and Evaluation of the Large Public Power Council's Transmission Access and Pricing Proposal," prepared for Edison Electric Institute, December 1990.

- "The Effects of a Premature Shutdown of the Trojan Nuclear Power Plant," prepared for Portland General Electric Company, October 1990.
- "An Examination of the Proper Role for Utilities in Promoting Conservation Expenditures," prepared for Public Service Electric & Gas Company with T. Scott Newlon, 1990.
- "Issues Concerning Selection Criteria Development for Capacity RFPs," prepared for the Bonneville Power Administration, February 15, 1990.
- "Nonutility Generators and Bonneville Power Administration Resource Acquisition Policy," prepared for the Bonneville Power Administration, with David L. Weitzel, January 31, 1990.
- "An Evaluation of Resource Solicitation Alternatives," prepared for the Bonneville Power Administration, January 31, 1990.
- "Approaching the Transmission Access Debate Rationally," Transmission Research Group Working Paper Number 1, with Joe D. Pace, November 1987.
- "The Essential Facilities Doctrine," NERA, June 1985.
- "The Nuclear Regulatory Commission's Antitrust Review Process: An Analysis of the Impacts," Transcomm, Inc., prepared for the U.S. Department of Energy, 1981.
- "Competitive Aspects of Utility Involvement in Cogeneration and Solar Programs," Transcomm, Inc., prepared for the U.S. Department of Energy, June 1981.
- "An Appraisal of Antitrust Review Extension in the Context of Small Utility Fuel Use Act Compliance," Transcomm, Inc., prepared for the U.S. Department of Energy, July 28, 1980.
- "Analysis of Proposed License Conditions with Respect to Antitrust Deficiencies," Transcomm, Inc., prepared for the U.S. Nuclear Regulatory Commission, 1978.
- "Analysis of NRC Staff's Proposed License Conditions for Midland Units," Transcomm, Inc., prepared for the U.S. Nuclear Regulatory Commission, August 7, 1978.

SELECTED SPEECHES

- Presentation to the EEI Winter Chief Executive Conference and Board of Directors Meeting, Scottsdale, AZ, January 10, 2002.
- Presentation to the Board of Directors of the Salt River Project on Code of Conduct Issues Associated with Industry Restructuring, November 9, 1998
- "FERC's Approach To Addressing Horizontal Market Power in Electric Mergers," speech presented to Infocast Conference on Utility Mergers & Acquisitions, Washington, D.C., July 17, 1998.
- "Problems in Applying the Appendix A Analytical Screen," speech presented to the Edison Electric Institute Workshop on Practical Applications of the FERC Merger Policy Guidelines, Arlington, Virginia, April 1, 1997.

- "Evolving Market Power Issues in the Context of Electric Restructuring," speech presented to Eastern Mineral Law Foundation Forum on Natural Resources and Energy Law, Sanibel Island, Florida, February 13, 1997.

- "An Overview of Antitrust in the Electric Industry," speech presented to Antitrust Law & Economics for the Electric Industry, sponsored by Energy Business, Inc., Washington, D.C., February 22, 1996.

- "Moving From Here to There: Some Implications for Electric Transmission," speech presented to the Infocast Power Industry Forum, Palm Springs, California, February 17, 1995.

- "What Does 'Comparability' Really Mean?," speech presented to The Federal Energy Bar Association, Washington, D.C., November 17, 1994.

- "Current Transmission Topics" and "Trans Alta's Unbundled Rate Proposal," presented to the Canadian Electrical Association, Montreal, PQ, Canada, May 9, 1994.

- "Retail Wheeling Issues," speech presented to the Edison Electric Institute National Accounts Workshop, Atlanta, Georgia, February 7, 1994.

- "Retail Wheeling: Doing It the Right Way," speech presented to the Retail Wheeling Conference, Denver, Colorado, November 8, 1993.

- "Retail Wheeling," speech presented to the Missouri Valley Electric Association Division Conference, Kansas City, Missouri, October 22, 1993.

- "An Economic Perspective on Current Transmission Pricing Issues," speech presented to the Edison Electric Institute 1993 Fall Legal Committee Meeting, Minneapolis, Minnesota, October 7, 1993.

- "Characteristics of a 'Good' Retail Wheeling System," speech presented to the Second Annual Electricity Conference sponsored by Executive Enterprises, Inc., Washington, D.C., April 21-22, 1993.

- "Characteristics of a 'Good' Retail Wheeling System," speech presented to the Electric Utility Business Environment Conference sponsored by Electric Utility Consultants, Inc., Denver, Colorado, March 16-17, 1993.

- "Change in the Industry," seminar presentation on privatization and service unbundling presented to Ontario Hydro management and special strategy task force, Ontario, Canada, February 3, 1993.

- "The U.S. Experience and What Is To Come," speech presented to NERA Seminar on Competition in the Regulated Industries (Electric/Telecommunications), Rye Town Hilton, Rye Town, New York, October 30, 1992.

- "Emerging Transmission Pricing Issues," speech presented to Electric Utility Consultants, Inc.'s 3rd Annual Transmission & Wheeling Conference, Chicago, Illinois, September 22-23, 1992.

- "Emerging Transmission Pricing Issues," speech presented to Executive Enterprises, Inc., 1992 Electricity Conference: Restructuring the Electricity Industry, Washington, D.C., September 15-16, 1992.

- "A Pragmatic Look at Open Access," presented to DOE/NARUC Workshop on Electricity Transmission, Stockbridge, Massachusetts, June 2, 1992.

- "Some Thoughts About Open Access," presented to EMA's Issues and Outlook Forum, Atlanta, Georgia, May 5, 1992.

- "Transmission Access: How Should We Proceed?" Speech presented to the Second Annual Transmission and Wheeling Conference, Denver, Colorado, November 21, 1991.

- "Can We Implement Reasonable Transmission Pricing and Access Procedures?" presented to the Edison Electric Institute System Planning Committee, Dallas, Texas, October 24, 1990.

- "Issues in the Design of Competitive Bidding Systems," presented at the Pennsylvania Electric Association System Planning Meeting," 1990.

- "Should We Use Opportunity Cost Pricing for Transmission?" presented to the Edison Electric Institute Interconnection Arrangements Committee, 1990.

- "Recent Changes in the Electric Power Industry and Pressures on the Transmission System," presented at seminar "Competitive Electricity: Why the Debate?" Sponsored by the Electricity Consumers Resource Council, 1988.

- "Some Thoughts on New Transmission Access and Pricing Proposals," presented at conference "Transmission Pricing and Access: Reinventing the Wheel," sponsored by Cogeneration and Independent Power Coalition of America and American Cogeneration Association, 1988.

EXHIBIT NO. APP-502

LIST OF ABBREVIATIONS

Abbreviation	Full Name
AECI	Associated Electric Cooperative, Inc.
AEP	American Electric Power Company
AES	The AES Corporation
ALTW	Alliant West
Ameren	Ameren Corporation
ATC	Available Transmission Capacity
CILCO	Central Illinois Light Company
ComEd	Commonwealth Edison Company
CSW	Central and South West Corporation
CWLD	Columbia (Missouri) Water and Light Department
CWLP	Springfield (Illinois) Water Light & Power Department
DEAU	Duke Energy Audrain
EEInc	Electric Energy, Inc.
EIA	Energy Information Administration
FCITC	First Contingency Incremental Transfer Capability
Commission	Federal Energy Regulatory Commission
HHI	Herfindahl-Hirshmann Index
IMEA	Illinois Municipal Electric Agency
IP	Illinois Power Company
KCPL	Kansas City Power & Light Company
KV	Kilovolt
LGEE	LG&E Energy
MAIN	Mid-America Interconnected Network
MAPP	Mid-Continent Area Power Pool
MEC	MidAmerican Energy Company
Medina	AES Medina Valley Cogen, L.L.C.

Abbreviation	Full Name
Merger Guidelines	Horizontal Merger Guidelines
MISO	Midwest ISO
MMBtu	Million British Thermal Units
MOWR	Missouri Western Resources
MVA	Mega-Volt Ampere
MW	Megawatt
MWH	Megawatt Hours
NICOR	?
NIPS	Northern Indiana Public Service Company
NSP	Northern States Power Company
NYMEX	New York Mercantile Exchange
NUG	Non-Utility Generator
OASIS	Open Access Same Time Information System
RDI	Resource Data International
RTO	Regional Transmission Organization
SIPCO	Southern Illinois Power Cooperative
SPA	Southerwestern Power Administration
SPP	Southwest Power Pool
TVA	Tennessee Valley Authority
UtiliCorp	UtiliCorp United
WR	Western Resources
WVPA	Wabash Valley Power Authority

EXHIBIT NO. APP-503

Ameren's Generators

AmerenEnergy Generating Co.

Plant Name	Fuel Type	Summer Capacity	Winter Capacity
		(Megawatts)	
Coffeen	Coal	340	340
Coffeen	Coal	560	560
Grand Tower	Gas	249	288
Grand Tower	Gas	270	310
Hutsonville	Coal	76	77
Hutsonville	Coal	77	79
Hutsonville	Oil	3	3
Meredosia	Coal	62	64
Meredosia	Coal	62	64
Meredosia	Coal	215	215
Meredosia	Oil	168	174
Columbia Substation	Gas	140	156
Newton	Coal	560	565
Newton	Coal	576	583
Gibson	Gas	232	256
Pinckneyville	Gas	176	176
Pinckneyville	Gas	140	156
Kinmundy	Gas	232	256
Joppa (Share of EEInc facility)	Coal	203	203
Joppa CTs	Gas	220	220
Total		**4,561**	**4,745**

AmerenUE

Plant Name	Fuel Type	Summer Capacity	Winter Capacity
		(Megawatts)	
Peno Creek	Gas	47	52
Peno Creek	Gas	47	52
Peno Creek	Gas	47	52
Peno Creek	Gas	47	52
Venice	Gas	343	354
Venice	Oil	25	30
Venice	Gas	48	53
Keokuk - UE	Water	149	140
Fairgrounds	Oil	55	62
Kirksville	Gas	13	14
Viaduct	Gas	25	30
Howard Bend	Oil	43	47
Labadie	Coal	603	575
Labadie	Coal	604	604
Labadie	Coal	605	577
Labadie	Coal	575	577
Meramec	Coal	138	140
Meramec	Coal	138	140
Meramec	Coal	271	254
Meramec	Coal	338	348
Meramec	Oil	55	62
Meramec	Gas	53	57
Osage	Water	226	205
Sioux	Coal	482	483
Sioux	Coal	482	483
Taum Sauk	Water	440	330
Callaway	Nuclear	1,126	1,162
Rush Island	Coal	605	605
Rush Island	Coal	583	584
Mexico	Oil	55	62
Moberly	Oil	55	62
Moreau	Oil	55	62
Joppa (Share of EEInc facility)	Coal	406	406
Total		**8,784**	**8,716**

Ameren Total		**13,344**	**13,460**

Source: Ameren

EXHIBIT NO. APP-504

Exhibit No. APP-504

CILCO's Generators

Plant Name	Fuel Type	Summer Capacity	Winter Capacity
		(Megawatts)	
Edwards	Coal	740	740
Sterling Avenue	Gas	30	30
Duck Creek	Coal	366	366
Indian Trails	Gas	10	10
AESMedina Valley	Gas	35	46
Industrial Generation		29	29
Owned Power Modules		25	25
Leased Power Modules		25	25
Total		**1,260**	**1,271**

Souce: CILCO

EXHIBIT NO. APP-505

Interconnections of Ameren and CILCO



ALTW
NSP
Com Ed
MEC
NIPS
Cinergy
CWLD
MOWR
AEP
DEAU
CWLP
UtiliCorp
Ameren
CILCO
KCPL
IP
LGEE
WR
EEInc
CSW
TVA
AECI
SIPCO
SPA
Entergy
SPP Member
MAPP Member
MISO Member

Notes: LGEE interconnection is not open access.
DEAU is a generation only control area.

EXHIBIT NO. APP-506

Ameren's Resource Balance
Summer 2003

	AmerenUE	AmerenGenCo / AmerenCIPS	Total
		(Megawatts)	
(1) Net Adjusted Demand	8,054	3,066	11,120
(2) Owned Generation (Net)	8,378	4,138	12,516
(3) Firm Purchases	724	579	1,303
(4) Firm Wholesale Sales	0	597	597
(5) Net Resources [(2) + (3) - (4)]	9,102	4,120	13,222
(6) Resource Requirement [(1) x 1.17]	9,423	3,587	13,010
(7) Surplus or Shortfall [(5) - (6)]	(321)	533	212

Note: AmerenUE resources exclude unidentified purchases to reach the minimum MAIN-recommended 17 percent planning reserve margin.
Source: Ameren

EXHIBIT NO. APP-507

Exhibit No. APP-507

CILCO's Resource Balance
Summer 2003

	(Megawatts)
(1) Net Adjusted Demand	1,078
(2) Owned Generation (Net)	1,171
(3) Firm Purchases	137
(4) Firm Wholesale Sales	0
(5) Net Resources [(2) + (3) - (4)]	1,308
(6) Resource Requirement [(1) x 1.17]	1,261
(7) Surplus or Shortfall [(5) - (6)]	47

Notes: Purchases from Medina and Ameren are subtracted in determining Net Adjusted Demand.

The 17 percent planning reserve requirement used in this table is the minimum in the 17-20 percent range that MAIN recommends.

Source: CILCO

EXHIBIT NO. APP-508

New Non-Utility Generation in Interconnected Areas
Summer Capability

Control Area	Service Year 2000	2001	2002	2003	Total
	(Megawatts)				
AEP	149	1,815	4,778	9,052	15,793
ALTW	--	180	100	300	580
Ameren	546	1,123	1,044	2,458	5,171
CINERGY	825	--	680	2,850	4,355
ComEd	1,219	2,149	2,613	3,231	9,212
CSW	--	--	1,980	2,111	4,091
ENTERGY	926	2,023	4,744	9,353	17,046
IP	272	--	50	1,550	1,872
LGEE	38	--	624	110	772
MEC	--	537	5	--	542
NIPS	--	--	1,095	--	1,095
NSP	--	4	335	--	339
SIPCO	--	--	--	330	330
SPA	--	--	1,800	--	1,800
TVA	509	5	2,446	4,389	7,349
UtiliCorp	--	--	710	--	710
Total	4,484	7,836	23,004	35,734	71,058

Source: RDI BaseCase database

EXHIBIT NO. APP-509

Ameren and CILCO Off-System Sales 1999

Purchasing Company	Ameren MWH	Ameren Revenues ($)	CILCO MWH	CILCO Revenues ($)
Alabama Electric Cooperative, Inc	9,540	144,060		
Allegheny Energy	14,024	646,758		
Allegheny Power	2,888	96,646		
Aliant	92,893	3,010,723	788	23,090
Ameren (CIPS)			9,505	289,274
American Electric Power Marketing & Trading	935,182	32,386,265		
American Municipal Power of Ohio	56,481	1,733,019		
Aquila	533,720	15,116,643	81,948	2,158,504
Arkansas Electric Cooperative	30,180	492,480		
Associated Electric Cooperative	111,777	2,747,625		
Avista Energy, Inc	157,162	6,700,412		
Cargill-Aliant LLC	65,974	1,673,186	25,864	670,693
Carolina Power & Light	5,916	352,910		
Central and South West Services Inc	212,075	6,520,101		
Central Illinois Light Company	127,752	970,142		
Central Louisiana Electric Co Inc	131,704	4,243,286		
Cinergy	133,920	6,519,291	5	498
Citizens Power Sales	363,272	11,624,086	200	3,500
City of Columbia, MO	315,070	10,842,132		
City of Sikeston, MO	25,670	455,948		
City Water, Light & Power	432	8,771	1,384	32,920
Columbia Energy Power Marketing	52,127	2,259,357	148,372	7,595,124
Commonwealth Edison Co (CECO)	120,946	9,936,468	26,065	979,747
ConAgra Energy Services, Inc	24,800	1,142,680		
Constellation Power Source, Inc	350,991	11,626,404	35,064	1,647,847
Coral Power, LLC	96,328	2,534,084	1,367	52,421
Corn Belt			17,842	665,688
Dayton Power & Light Company	9,690	1,022,150		
DTE Energy Trading, Inc	43,199	1,186,875		
Duke Power	5,600	317,600	675	14,550
Duke/Louis Dreyfus Electric Power, Inc	108,359	4,596,114		
Dynergy Power Marketing	21,556	400,142		
El Paso Energy Marketing Company	371,825	12,367,772		
El Paso Power Services			251	5,470
Electric Clearinghouse, Inc	23,968	1,876,113		
Engage Energy	31,172	809,223	512	10,678
Enron			38,963	1,047,672
Enron Power Marketing, Inc	1,105,052	42,949,257		
Entergy Power Marketing Corp	252,561	8,450,889	7,179	164,512
Entergy Services Inc	540,866	11,950,143		
Florida Power & Light Company	6,080	141,280		
Grand River Dam Authority	2,150	188,600		
Griffin Energy Marketing			1,084	46,392
IES Utilities	37,348	1,036,581		
Illinois Municipal Electric Agency	1,021,606	26,207,102		
Illinois Power Co (IP)	164,430	3,781,498	22,543	819,726
Illinova Power Marketing			4,411	93,228
Jonesboro City Water & Light	54,500	765,825		
Kansas City Power & Light Company	140,420	4,865,495		
Koch Energy Trading			11,388	320,751
Koch Power Services Inc	240,084	8,947,946		
LG&E Energy Marketing Inc	15,124	385,976		
Louisville Gas & Electric Company	139,260	3,875,154		
MEGA	17,160	425,960	5,415	100,581
Michigan Electric Power Coordination Center	4,400	70,300		
Mid-American Energy Company	23,598	3,678,030		
Minnesota Power	1,200	23,800		
MJMEUC	61	2,135		
Missouri Public Service Company	225,143	5,549,407		
Montana Dakota Utilities Company	45	945		
Morgan Stanley Capital Group	40,443	3,256,292	600	9,600
New Energy Services Company			11,146	194,136
Northern Indiana Public Service Company	95,019	2,708,226		
Northern States Power Company	181,886	11,934,509		
OGE Electric Service	36,200	2,166,250		
OGE Energy Resources, Inc	1,575	28,863		
Oklahoma Municipal Power Authority	22,850	369,875		
Omaha Public Power District	600	10,800		
Otter Tail Power Company	1,900	41,800		
PECO Energy Company	73,125	1,998,176		
Pennsylvania Power & Light	21,996	1,548,286		
PP&L Energy Plus Co	475	108,100		
Public Service Electric and Gas	18,400	460,000		
Public Service of Colorado	17,248	341,156		
QST			15,112	280,014
Rainbow	25,949	789,228	7,809	786,344
Reliant Energy Services	304,860	9,941,017	12,010	507,300
Sempra Energy Trading Corporation	76,000	2,144,000		
Sonat Power Marketing	60,747	1,629,365	13,770	325,959
Southern Company Energy Marketing	632,009	21,061,827	50	788
Southern Company Services Inc	29,281	898,867		
Southern Illinois Power Cooperative	6,701	141,239	10	192
Southern Indiana Gas & Electric Co	325	9,975		
Southern Minnesota Municipal Agency	3,870	206,780		
Southwestern Power Administration	1,550	102,300		
Southwestern Public Service Company	990	25,870		
Soyland Power Cooperative	6,515	2,081,190		
Soyland Wipco	509,898	17,748,644		
St Joseph Light & Power Co	1,900	48,020		
StatOil Energy Trading Inc	82,400	2,765,880		
Tenaska Power Services	89,753	1,414,479	15,453	328,955
Tennessee Valley Authority	332,894	7,488,280		
The Energy Authority	21,676	595,720		
Tractebel Energy Marketing, Inc	101,702	4,441,946		
Trans Alta Energy Marketing (U S)	100	3,550	768	18,113
TXU Energy Trading Company	3,809	85,187		
Virginia Electric and Power Company	77,924	3,071,383		
Wabash Valley Power Associates	487,769	15,399,868		
Western Power Services, Inc			1,129	23,444
Western Resources	111,858	3,859,293	5,250	161,650
Williams Energy Services Company	183,750	5,933,246		
Wisconsin Electric Power Company	98,972	2,940,817		
Total	12,321,298	409,235,692	523,932	19,159,161

Note Includes only OS transactions but excludes sales among Ameren affiliates
Source 1999 FERC Form 1 for Central Illinois Public Service Company, Union Electric Company, Ameren Energy Generating Company, and Central Illinois Light Company

EXHIBIT NO. APP-510

Exhibit No. APP-513

Ameren and CILCO Off-System Sales 2000

Purchasing Company	Ameren MWH	Ameren Revenues ($)	CILCO MWH	CILCO Revenues ($)
AECI Power Marketing	63,940	2,214,838		
AEP	-	-	100	4,350
Alabama Electric Cooperative, Inc	5,184	216,480		
Allegheny Energy	15,424	678,234		
Allegheny Power	525	12,150		
Alliant	70,347	2,450,597	13	1,300
Ameren (CIPS)	-	-	34,080	930,991
American Electric Power Marketing & Trading	2,289,657	71,357,017		
American Municipal Power of Ohio	8,570	255,075		
Aquila	621,893	19,540,944	56,952	1,884,942
Arkansas Electric Cooperative	3,151	101,368		
Associated Electric Cooperative	147,116	3,235,016		
Avista Energy, Inc	186,400	5,488,040		
BP Energy Company	20,000	678,400		
British Columbia Power Exchange Corp	50	1,500		
Cargill-Alliant LLC	139,783	4,043,677	58,684	1,540,538
Carolina Power & Light	15,986	563,719		
Central and South West Services Inc	209,626	7,706,621		
Central Illinois Light Company	257,021	6,624,043		
Central Louisiana Electric Co Inc	179,706	4,366,450		
Cinergy Services Inc	347,300	11,328,936		
Citizens Power, LLC	170,058	4,925,807		
City of Columbia, MO	300,130	8,867,849		
City of Sikeston, MO	21,795	520,490		
City Water, Light & Power	500	18,650	3,791	166,772
Cleco Marketing & Trading, LLC	3,204	95,920		
Cleco Utility Group Inc	15,618	595,128		
Commonwealth Edison Co (CECO)	133,326	3,900,110	10,563	286,905
Connectiv Energy Supply, Inc	-	-	850	42,000
Constellation Power Source, Inc	165,307	5,086,923	26,606	652,014
Coral Power, LLC	134,702	4,236,961	2,928	54,159
Dayton Power & Light Company	8,096	286,230		
Delmarva Power and Light Company	963	33,255		
Detroit Edison Company	37,300	780,300		
DTE Energy Trading, Inc	79,872	2,203,080		
Duke Power	10,400	577,400		
Duke/Louis Dreyfus Electric Power, Inc	510,434	16,599,423		
Dynegy	273,725	9,484,190	103,133	5,816,934
Edison Mission Marketing & Trading Inc	32,000	919,200		
El Paso Energy Marketing Company	590,161	17,529,172		
El Paso Power Services	-	-	20,313	2,178,320
EnerStar	7,232	152,600	1,804	35,574
Engage Energy US, LP	3,126	84,868		
Enron	1,101,688	35,198,827	57,908	1,480,596
Entergy Power Marketing Corp	209,019	6,093,418	72,004	2,034,947
Entergy Services Inc	387,443	15,088,811		
IES Utilities	42,463	1,203,267		
Illinois Municipal Electric Agency	324,433	8,823,818	-	-
Illinois Power Co (IP	11,150	449,483	61	6,130
Illinova Power Marketing	-	-	7,000	133,775
Jonesboro City Water & Light	9,920	148,800		
Kansas City Power & Light Company	337,799	13,204,368		
Koch Power Services Inc	393,585	10,081,743		
LG&E Energy Marketing Inc	11,542	437,860		
LG&E Power Marketing Inc	30,899	941,612		
MEGA	-	-	2,438	40,226
Mid-American Energy Company	48,143	1,811,914		
Minnesota Municipal Power Agency	18,541	574,191		
Minnesota Power	74,002	1,077,160		
Missouri Public Service Company	290,123	9,354,332		
Morgan Stanley Capital Group	732,739	31,146,910		
NIPSCO	112,117	3,250,935	1,147	25,897
Northern States Power Company	257,638	11,778,413		
NRG Power Marketing Inc	19,820	894,370		
OGE Electric Service	4,075	269,825		
OGE Energy Resources, Inc	10,200	323,700		
Oklahoma Municipal Power Authority	72,650	2,803,405		
Omaha Public Power District	34,476	994,242		
PECO Energy Company	47,080	1,527,234		
Pennsylvania Power & Light	30,605	1,109,783		
Powerex Corp	250	12,500		
PP&L Energy Plus, LLC	18,755	635,445		
Proliance Energy, LLC	36	576		
Public Service Electric and Gas	104,000	3,862,200		
Public Service of Colorado	11,062	266,364		
Rainbow	50,675	1,232,359	20,836	569,474
Reliant Energy Services	649,580	20,406,875	53,830	1,469,778
Sempra Energy Trading Corporation	82,533	2,816,542		
Southern Company Energy Marketing	412,752	12,788,652	37,167	4,736,146
Southern Company Services Inc	78,195	2,277,700		
Southern Illinois Power Cooperative	43,198	1,158,035	15	1,600
Southern Indiana Gas & Electric Co	800	30,200		
Southern Minnesota Municipal Agency	850	22,380		
Southwestern Public Service Company	3,852	129,374		
Soyland Wipco	168	60,612	-	-
St Joseph Light & Power Co	23,068	1,186,036		
Statoil Energy Services, Inc	39,450	2,362,250	25	475
Tenaska Power Services	166,861	5,784,149	12,720	291,942
Tennessee Valley Authority	480,852	22,003,844		
The Energy Authority	72,447	2,417,815		
Tractebel Energy Marketing, Inc	129,650	4,600,650		
TransAlta Energy Marketing (U S)	3,195	144,142	3,281	71,323
TXU Energy Trading Company	59,177	1,561,170		
Virginia Electric and Power Company	221,811	6,527,880		
Wabash Valley Power Association	200,454	5,707,835	-	-
Western Power Services, Inc	-	-	11,598	286,906
Western Resources	210,366	6,502,957	46,969	1,638,540
Williams Energy Services Company	211,974	8,792,618		
Wisconsin Electric Power Company	47,128	1,895,024		
Wisconsin Public Power Inc	1,840	146,560		
Total	15,028,747	492,681,846	646,817	26,383,554

Note Includes only OS transactions but excludes sales among Ameren affiliates

Source 2000 FERC Form 1 for Central Illinois Public Service Company, Union Electric Company, Ameren Energy Generating Company, and Central Illinois Light Company

EXHIBIT NO. APP-511

Historical System Lambda Values in Destination Markets

I. Year 1999 ($ per MWh)

Season	AECI	AEP	AMEREN	COMED	CILCO	CINERGY	ENTERGY	IP	KCPL	MEC	NIPS	CWLP	TVA	WR
Summer 1	N/A*	23.82	1,812.50	63.66	19.25	52.04	391.11	N/A	1,793.00	38.71	14.59	67.98	189.24	N/A
Summer 2	N/A	16.79	185.77	36.07	13.21	25.33	39.96	N/A	163.21	32.54	14.04	35.93	52.68	N/A
Summer 3	N/A	14.06	70.10	23.80	12.70	14.80	22.31	N/A	59.00	12.67	13.48	22.63	34.87	N/A
Summer 4	N/A	12.83	30.74	11.24	12.56	13.49	18.58	N/A	35.96	8.84	12.52	14.13	17.18	N/A
Summer 5	N/A	11.30	15.42	8.39	12.05	12.07	15.99	N/A	11.98	7.22	11.56	11.08	11.87	N/A
Winter 1	N/A	20.91	70.54	33.28	18.72	16.43	49.36	N/A	51.12	17.85	14.91	17.75	32.71	N/A
Winter 2	N/A	15.10	30.63	22.57	13.93	13.80	30.64	N/A	34.96	11.11	14.18	16.51	19.84	N/A
Winter 3	N/A	13.47	23.18	14.23	13.03	13.34	23.06	N/A	24.55	9.53	13.53	14.65	14.82	N/A
Winter 4	N/A	12.40	18.07	10.29	12.56	12.96	19.42	N/A	13.33	8.87	13.06	13.76	12.70	N/A
Winter 5	N/A	11.09	14.28	8.86	12.03	12.16	15.31	N/A	7.91	7.74	11.88	11.88	10.77	N/A
Shoulder 1	N/A	19.80	70.42	32.03	19.25	19.61	34.60	N/A	64.84	32.30	14.85	19.02	47.26	N/A
Shoulder 2	N/A	15.78	39.12	24.54	13.80	14.18	26.84	N/A	45.24	11.77	14.03	15.03	29.84	N/A
Shoulder 3	N/A	13.77	26.80	17.20	12.80	13.69	22.04	N/A	27.18	10.08	13.49	14.36	18.25	N/A
Shoulder 4	N/A	12.54	19.61	10.39	12.58	13.08	19.03	N/A	16.78	8.90	12.86	12.45	14.10	N/A
Shoulder 5	N/A	11.26	14.21	8.78	12.06	12.15	14.71	N/A	8.31	7.43	11.56	10.82	11.63	N/A

* N/A: Not Available

II. Year 2000 ($ per MWh)

Season	AECI	AEP	AMEREN	COMED	CILCO	CINERGY	ENTERGY	IP	KCPL	MEC	NIPS	CWLP	TVA	WR
Summer 1	148.25	24.69	144.27	43.87	15.74	60.76	65.08	74.38	145.80	55.34	14.88	54.97	86.22	54.22
Summer 2	97.94	15.86	103.40	30.42	15.51	16.88	47.97	54.38	89.88	43.81	14.09	18.09	66.68	39.20
Summer 3	38.13	13.66	60.04	23.72	14.94	13.60	44.62	32.33	72.08	11.16	13.38	14.53	50.01	30.12
Summer 4	17.04	12.14	31.39	14.43	13.70	12.76	40.22	15.19	49.42	9.61	12.86	13.89	19.24	17.29
Summer 5	16.48	10.80	15.91	12.08	12.41	11.37	22.74	13.66	14.66	8.04	12.18	11.55	12.13	11.19
Winter 1	302.12	30.06	133.47	105.34	17.22	31.90	97.77	98.32	141.67	32.40	15.26	51.77	101.38	57.25
Winter 2	77.62	17.77	87.19	54.75	16.07	13.78	86.05	31.88	94.71	11.79	14.40	15.17	70.73	40.18
Winter 3	17.26	14.79	41.41	19.27	15.56	13.11	54.79	18.21	55.64	10.80	13.69	14.05	31.56	21.39
Winter 4	16.76	13.05	25.11	14.57	13.86	12.56	25.68	14.34	24.82	10.04	12.96	11.90	14.81	12.26
Winter 5	16.44	11.50	16.45	13.26	12.26	11.86	16.70	12.11	11.03	9.03	12.11	10.58	12.33	11.58
Shoulder 1	151.84	24.24	131.66	54.19	15.87	31.27	57.78	67.92	109.40	61.08	15.48	56.22	93.66	61.17
Shoulder 2	59.24	16.18	55.96	31.94	15.63	13.95	51.18	45.84	66.60	17.02	14.36	16.11	60.52	41.22
Shoulder 3	20.61	14.02	33.26	22.62	14.83	13.22	44.75	24.58	43.44	11.23	13.66	14.33	29.71	24.11
Shoulder 4	16.72	12.77	21.28	14.59	13.59	12.64	31.90	15.15	25.39	10.04	13.02	13.43	15.05	12.31
Shoulder 5	16.40	11.13	14.78	12.69	12.12	11.69	19.73	13.46	9.80	8.50	12.11	11.21	11.99	11.42

Source: Various FERC Form 714 Filings

EXHIBIT NO. APP-512

Historical Spot Prices in Market Study Region

Season	SPP NORTH		INTO TVA		ENTERGY		AEP		CINERGY		COMED		MAIN-LOWER		MAPP-SOUTH	
	Peak	Off	Peak	Off	Peak	Off	Peak	Off	Peak	Off	Peak	Off	Peak	Off	Peak	Off
Shoulder 2000	37.06	14.99	33.90	14.50	41.83	16.79	34.65	15.03	32.78	13.76	32.28	15.21	34.60	14.98	36.86	15.34
Summer 2000	53.09	15.50	51.51	13.97	64.61	17.33	44.02	14.00	41.18	13.32	39.84	14.13	44.19	14.05	54.08	15.26
Winter 2000-2001	59.33	21.33	53.23	23.27	60.51	23.39	54.45	24.10	52.68	21.62	52.19	24.24	55.66	24.17	61.26	22.98
Shoulder 2001	33.01	15.66	31.26	17.60	33.91	16.94	33.84	18.59	31.74	15.96	30.57	16.14	32.66	16.28	34.35	16.62
Summer 2001	43.85	15.04	40.50	17.13	41.24	16.14	43.14	16.57	41.64	14.59	42.00	15.59	43.24	15.42	45.94	16.47
Winter 2001-2002	20.56	13.64	20.44	14.78	20.09	14.30	22.44	15.70	20.03	14.17	19.89	13.74	20.25	14.28	22.37	14.87
Shoulder 2002*	26.57	15.97	25.60	16.43	28.84	16.88	28.10	17.13	24.91	14.85	25.01	15.25	26.51	16.43	28.09	17.03
Grand Total	**38.32**	**15.88**	**35.82**	**16.64**	**40.86**	**17.27**	**36.65**	**17.17**	**34.44**	**15.32**	**33.90**	**16.17**	**36.13**	**16.31**	**39.44**	**16.72**

* Spring Only
Source: Bloomberg Service

EXHIBIT NO. APP-513

Forecast 2003 Energy Prices Into Ameren

Season/Load Level	Forecast Average Price
Summer 1	89.85
Summer 2	45.47
Summer 3	38.28
Summer 4	25.11
Summer 5	13.21
Winter 1	33.35
Winter 2	31.38
Winter 3	29.01
Winter 4	20.64
Winter 5	13.19
Spring/Fall 1	34.64
Spring/Fall 2	31.15
Spring/Fall 3	28.34
Spring/Fall 4	19.56
Spring/Fall 5	12.85

Source: Ameren

EXHIBIT NO. APP-514

Ameren-CILCO Transaction
Base Case
Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
Ameren															
Pre-Transaction HHI	3,399	3,303	3,873	4,924	4,863	2,871	2,862	3,352	3,671	3,501	2,791	2,781	3,342	3,420	3,064
Post-Transaction HHI	3,512	3,411	4,017	4,957	4,879	3,019	3,011	3,561	3,684	3,519	2,906	2,910	3,373	3,430	3,078
Change	114	108	143	33	16	148	150	209	13	19	115	130	31	11	14
Ameren Capacity - Pre (MW)	12,208	11,665	10,717	9,811	6,327	10,786	10,620	10,033	9,320	6,345	8,630	8,498	7,932	7,427	5,022
AES/CILCO Capacity - Pre (MW)	211	197	205	34	11	293	294	328	17	18	190	212	38	12	12
Ameren Capacity - Post (MW)	12,418	11,860	10,920	9,844	6,337	11,075	10,909	10,355	9,338	6,363	8,816	8,705	7,970	7,439	5,034
Ameren Share - Pre	57.5%	56.6%	61.5%	69.9%	69.3%	52.5%	52.4%	57.1%	59.7%	57.7%	51.8%	51.7%	57.1%	57.8%	54.1%
AES/CILCO Share - Pre	1.0%	1.0%	1.2%	0.2%	0.1%	1.4%	1.5%	1.9%	0.1%	0.2%	1.1%	1.3%	0.3%	0.1%	0.1%
Ameren Share - Post	58.5%	57.6%	62.7%	70.1%	69.4%	53.9%	53.8%	58.9%	59.8%	57.8%	52.9%	52.9%	57.3%	57.8%	54.2%
CILCO															
Pre-Transaction HHI	2,904	2,659	2,699	2,773	1,366	2,628	2,630	2,674	1,294	1,415	1,920	1,952	2,008	1,034	1,052
Post-Transaction HHI	3,727	3,519	3,602	3,839	1,508	3,424	3,426	3,568	1,469	1,576	2,718	2,842	2,936	1,154	1,155
Change	823	859	903	1,066	141	796	796	894	174	161	799	890	927	120	103
Ameren Capacity - Pre (MW)	185	192	201	237	218	183	183	205	224	207	216	240	251	244	208
AES/CILCO Capacity - Pre (MW)	1,211	1,096	1,096	1,096	34	1,107	1,107	1,107	45	45	895	895	895	38	38
Ameren Capacity - Post (MW)	1,396	1,289	1,297	1,333	252	1,290	1,290	1,312	269	252	1,110	1,135	1,145	282	247
Ameren Share - Pre	7.9%	8.7%	9.1%	10.7%	21.2%	8.1%	8.1%	9.1%	20.8%	19.2%	9.8%	10.9%	11.4%	19.5%	16.7%
AES/CILCO Share - Pre	52.0%	49.5%	49.7%	49.7%	3.3%	49.1%	49.1%	49.1%	4.2%	4.2%	40.7%	40.7%	40.7%	3.1%	3.1%
Ameren Share - Post	59.9%	58.2%	58.7%	60.4%	24.5%	57.2%	57.2%	58.2%	25.0%	23.4%	50.5%	51.6%	52.1%	22.6%	19.8%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES.

Ameren-CILCO Transaction
Base Case
Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
AECI															
Pre-Transaction HHI	5,074	4,841	4,734	3,753	4,110	3,029	2,836	2,861	2,249	2,478	4,421	4,211	3,363	3,403	3,609
Post-Transaction HHI	5,074	4,841	4,734	3,753	4,110	3,031	2,837	2,863	2,249	2,478	4,421	4,212	3,363	3,403	3,609
Change	0	0	0	0	0	1	2	2	0	1	0	1	0	0	0
Ameren Capacity - Pre (MW)	101	101	112	136	133	313	313	351	425	426	104	121	128	136	134
AES/CILCO Capacity - Pre (MW)	2	2	2	0	0	8	9	11	1	1	2	3	1	0	0
Ameren Capacity - Post (MW)	103	103	114	136	133	321	321	362	426	427	106	124	129	136	135
Ameren Share - Pre	1.9%	2.0%	2.4%	3.8%	3.9%	5.2%	5.5%	6.1%	8.6%	9.0%	2.5%	3.1%	4.0%	4.3%	4.3%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.1%	0.2%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%
Ameren Share - Post	1.9%	2.0%	2.5%	3.8%	3.9%	5.4%	5.6%	6.3%	8.6%	9.0%	2.6%	3.2%	4.0%	4.3%	4.3%
AEP															
Pre-Transaction HHI	1,924	1,893	2,321	2,971	2,035	2,447	2,454	3,576	3,333	2,222	2,122	2,110	2,635	2,801	1,792
Post-Transaction HHI	1,924	1,893	2,321	2,971	2,036	2,447	2,454	3,576	3,334	2,223	2,122	2,110	2,635	2,801	1,793
Change	0	0	0	0	0	0	0	0	0	1	0	0	0	0	1
Ameren Capacity - Pre (MW)	770	766	818	977	969	744	745	851	895	867	693	792	818	800	782
AES/CILCO Capacity - Pre (MW)	425	442	454	400	7	451	452	412	10	19	611	614	551	7	12
Ameren Capacity - Post (MW)	801	797	857	981	976	821	821	882	905	886	745	845	824	807	794
Ameren Share - Pre	1.4%	1.4%	1.8%	2.9%	5.6%	1.6%	1.6%	2.3%	3.3%	5.3%	1.7%	2.0%	2.8%	3.4%	5.4%
AES/CILCO Share - Pre	0.8%	0.8%	1.0%	1.2%	0.0%	1.0%	1.0%	1.1%	0.0%	0.1%	1.5%	1.6%	1.9%	0.0%	0.1%
Ameren Share - Post	1.5%	1.5%	1.8%	2.9%	5.7%	1.8%	1.8%	2.4%	3.4%	5.4%	1.9%	2.1%	2.8%	3.5%	5.5%

Ameren-CILCO Transaction
Base Case
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
CINERGY															
Pre-Transaction HHI	1,824	1,726	1,931	2,514	1,661	1,890	1,853	2,357	2,699	1,155	1,423	1,461	1,811	1,999	1,209
Post-Transaction HHI	1,824	1,726	1,931	2,515	1,662	1,891	1,854	2,359	2,699	1,156	1,423	1,462	1,811	1,999	1,209
Change	0	0	0	1	0	1	1	2	0	1	0	1	1	0	0
Ameren Capacity - Pre (MW)	1,071	1,061	1,159	1,329	1,158	1,353	1,352	1,504	1,707	1,466	1,474	1,640	1,670	1,688	1,359
AES/CILCO Capacity - Pre (MW)	641	665	670	675	654	820	819	826	793	796	1,318	1,324	1,326	1,299	1,219
Ameren Capacity - Post (MW)	1,090	1,080	1,180	1,358	1,162	1,389	1,388	1,548	1,711	1,474	1,507	1,679	1,710	1,692	1,366
Ameren Share - Pre	4.3%	4.5%	5.3%	7.1%	12.7%	6.0%	6.0%	7.7%	10.1%	16.4%	6.7%	7.5%	8.5%	10.1%	13.7%
AES/CILCO Share - Pre	2.6%	2.8%	3.1%	3.6%	7.2%	3.6%	3.7%	4.2%	4.7%	8.9%	6.0%	6.0%	6.7%	7.8%	12.3%
Ameren Share - Post	4.4%	4.6%	5.4%	7.3%	12.7%	6.1%	6.2%	7.9%	10.1%	16.5%	6.8%	7.6%	8.7%	10.1%	13.8%
ComEd															
Pre-Transaction HHI	1,370	1,381	1,847	2,444	4,814	1,745	1,752	2,317	3,456	4,166	1,280	1,295	1,653	2,207	3,335
Post-Transaction HHI	1,370	1,381	1,848	2,444	4,814	1,748	1,755	2,323	3,457	4,167	1,283	1,299	1,655	2,208	3,336
Change	0	0	1	1	0	4	4	6	1	1	3	4	2	1	1
Ameren Capacity - Pre (MW)	244	248	265	333	362	627	628	720	887	860	673	776	834	870	879
AES/CILCO Capacity - Pre (MW)	100	95	98	34	5	218	222	243	14	14	179	205	38	10	10
Ameren Capacity - Post (MW)	329	328	345	366	367	828	828	939	901	874	817	933	872	880	889
Ameren Share - Pre	0.7%	0.7%	1.0%	1.6%	2.8%	2.4%	2.4%	3.3%	5.6%	6.1%	2.8%	3.2%	4.3%	5.8%	7.4%
AES/CILCO Share - Pre	0.3%	0.3%	0.4%	0.2%	0.0%	0.8%	0.8%	1.1%	0.1%	0.1%	0.7%	0.9%	0.2%	0.1%	0.1%
Ameren Share - Post	0.9%	1.0%	1.3%	1.8%	2.8%	3.2%	3.2%	4.3%	5.7%	6.2%	3.4%	3.9%	4.5%	5.8%	7.5%

Ameren-CILCO Transaction
Base Case
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
CWLP															
Pre-Transaction HHI	4,251	3,496	3,512	3,585	1,314	4,316	4,319	4,336	3,915	1,270	2,901	2,919	2,986	2,688	944
Post-Transaction HHI	4,393	3,697	3,720	3,848	1,845	4,439	4,442	4,473	3,946	1,962	3,108	3,149	3,240	2,726	1,423
Change	142	201	208	263	531	123	123	137	30	692	207	230	255	39	479
Ameren Capacity - Pre (MW)	62	62	64	74	59	41	41	46	47	42	56	62	64	61	49
AES/CILCO Capacity - Pre (MW)	96	93	93	101	34	67	67	67	11	44	87	87	94	12	38
Ameren Capacity - Post (MW)	158	155	157	176	92	109	109	113	58	86	143	149	158	73	86
Ameren Share - Pre	6.8%	8.2%	8.4%	9.8%	21.6%	6.2%	6.1%	6.8%	7.9%	18.2%	8.1%	9.0%	9.3%	9.7%	17.6%
AES/CILCO Share - Pre	10.5%	12.3%	12.3%	13.4%	12.3%	10.0%	10.0%	10.0%	1.9%	19.1%	12.7%	12.7%	13.7%	2.0%	13.6%
Ameren Share - Post	17.3%	20.5%	20.8%	23.2%	33.9%	16.2%	16.2%	16.9%	9.8%	37.2%	20.8%	21.7%	23.0%	11.7%	31.2%
ENTERGY															
Pre-Transaction HHI	2,426	2,401	2,153	2,573	2,493	1,047	891	861	1,853	1,958	1,107	998	2,689	2,677	2,365
Post-Transaction HHI	2,426	2,401	2,153	2,573	2,493	1,047	891	861	1,853	1,958	1,107	998	2,689	2,677	2,365
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	110	109	118	140	133	530	529	589	655	596	140	159	169	175	159
AES/CILCO Capacity - Pre (MW)	2	2	2	0	0	14	14	19	1	2	3	4	1	0	0
Ameren Capacity - Post (MW)	112	111	120	141	133	544	544	608	657	598	143	163	169	176	159
Ameren Share - Pre	0.2%	0.2%	0.2%	0.8%	1.1%	1.3%	1.4%	1.6%	3.6%	4.2%	0.5%	0.6%	1.3%	1.7%	1.9%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.2%	0.2%	0.2%	0.8%	1.1%	1.3%	1.4%	1.6%	3.6%	4.3%	0.5%	0.6%	1.3%	1.7%	1.9%

Ameren-CILCO Transaction
Base Case
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
IP															
Pre-Transaction HHI	2,248	2,117	2,461	3,020	1,695	1,824	1,833	1,840	2,254	1,397	1,770	1,771	2,226	2,125	1,098
Post-Transaction HHI	2,277	2,146	2,489	3,032	1,708	1,876	1,884	1,904	2,261	1,417	1,797	1,805	2,239	2,129	1,110
Change	29	29	28	12	13	51	51	64	7	20	27	34	13	4	11
Ameren Capacity - Pre (MW)	762	767	573	701	810	741	741	842	1,045	1,093	480	550	593	658	677
AES/CILCO Capacity - Pre (MW)	158	146	151	34	8	274	275	304	16	17	148	164	38	9	9
Ameren Capacity - Post (MW)	918	911	722	735	818	1,009	1,009	1,138	1,062	1,110	623	708	631	667	686
Ameren Share - Pre	8.4%	8.8%	7.3%	11.1%	26.4%	8.4%	8.5%	9.6%	14.6%	25.4%	6.8%	7.8%	10.0%	11.6%	20.2%
AES/CILCO Share - Pre	1.7%	1.7%	1.9%	0.5%	0.2%	3.1%	3.1%	3.5%	0.2%	0.4%	2.1%	2.3%	0.6%	0.2%	0.3%
Ameren Share - Post	10.1%	10.4%	9.3%	11.7%	26.7%	11.5%	11.5%	13.0%	14.8%	25.8%	8.8%	10.0%	10.6%	11.8%	20.5%
KCPL															
Pre-Transaction HHI	4,217	3,875	3,345	3,124	3,812	4,895	4,991	4,960	4,721	5,009	3,522	3,607	3,323	3,364	4,212
Post-Transaction HHI	4,217	3,875	3,345	3,124	3,812	4,895	4,991	4,960	4,721	5,009	3,523	3,607	3,323	3,364	4,212
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	94	95	109	144	137	25	25	29	32	31	47	54	61	59	61
AES/CILCO Capacity - Pre (MW)	2	2	2	0	0	1	1	1	0	0	1	1	0	0	0
Ameren Capacity - Post (MW)	95	97	111	145	138	26	26	30	32	31	48	56	61	60	61
Ameren Share - Pre	1.6%	1.8%	2.4%	3.5%	3.5%	0.7%	0.7%	0.8%	1.0%	0.9%	1.3%	1.5%	1.8%	1.7%	1.9%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	1.6%	1.9%	2.5%	3.5%	3.6%	0.7%	0.7%	0.8%	1.0%	0.9%	1.3%	1.5%	1.8%	1.8%	1.9%

Ameren-CILCO Transaction
Base Case
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
MEC															
Pre-Transaction HHI	4,080	3,834	3,669	2,948	3,338	3,651	3,661	3,723	3,093	3,272	3,262	3,313	2,499	2,728	2,909
Post-Transaction HHI	4,080	3,834	3,669	2,948	3,339	3,651	3,661	3,723	3,093	3,272	3,262	3,313	2,499	2,728	2,909
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	54	54	55	68	66	22	22	25	28	28	6	7	8	8	8
AES/CILCO Capacity - Pre (MW)	4	4	5	1	1	8	8	2	1	2	3	3	1	0	1
Ameren Capacity - Post (MW)	58	58	60	68	68	30	30	26	29	30	10	10	8	9	9
Ameren Share - Pre	0.7%	0.8%	0.8%	1.3%	1.4%	0.3%	0.3%	0.4%	0.5%	0.6%	0.1%	0.1%	0.2%	0.2%	0.2%
AES/CILCO Share - Pre	0.0%	0.1%	0.1%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	0.8%	0.9%	1.3%	1.4%	0.5%	0.5%	0.4%	0.5%	0.6%	0.2%	0.2%	0.2%	0.2%	0.2%
NIPS															
Pre-Transaction HHI	3,627	3,615	4,283	3,703	848	3,405	3,425	3,008	3,224	899	2,163	2,185	1,889	2,136	847
Post-Transaction HHI	3,627	3,615	4,283	3,703	849	3,406	3,426	3,010	3,224	902	2,164	2,187	1,889	2,136	850
Change	0	0	0	0	1	1	1	1	0	3	2	2	0	0	3
Ameren Capacity - Pre (MW)	148	146	160	189	192	220	220	247	271	265	324	363	376	370	374
AES/CILCO Capacity - Pre (MW)	5	6	7	1	1	13	13	13	1	2	20	24	2	1	2
Ameren Capacity - Post (MW)	151	149	164	189	193	229	229	255	272	267	334	373	377	371	376
Ameren Share - Pre	2.1%	2.3%	2.9%	3.9%	15.2%	3.6%	3.6%	4.5%	5.1%	16.4%	5.2%	5.8%	6.5%	7.0%	18.0%
AES/CILCO Share - Pre	0.1%	0.1%	0.1%	0.0%	0.0%	0.2%	0.2%	0.2%	0.0%	0.1%	0.3%	0.4%	0.0%	0.0%	0.1%
Ameren Share - Post	2.1%	2.3%	2.9%	3.9%	15.2%	3.8%	3.8%	4.6%	5.2%	16.5%	5.3%	5.9%	6.5%	7.0%	18.0%

Ameren-CILCO Transaction
Base Case
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
SIPCO															
Pre-Transaction HHI	1,193	1,183	1,316	1,494	1,590	1,350	1,355	1,451	1,442	1,491	1,239	1,291	1,349	1,258	1,135
Post-Transaction HHI	1,210	1,200	1,354	1,551	1,605	1,389	1,394	1,502	1,448	1,516	1,269	1,326	1,391	1,262	1,150
Change	18	17	38	56	15	39	39	51	6	26	29	34	43	4	14
Ameren Capacity - Pre (MW)	269	267	273	317	256	207	207	229	240	213	184	204	211	204	162
AES/CILCO Capacity - Pre (MW)	14	14	16	21	3	18	18	21	2	5	11	12	14	1	3
Ameren Capacity - Post (MW)	283	281	289	338	260	226	225	251	243	218	196	216	226	206	165
Ameren Share - Pre	13.1%	13.1%	17.7%	20.6%	23.5%	15.0%	14.9%	16.5%	17.3%	23.5%	15.4%	17.1%	17.6%	17.0%	20.4%
AES/CILCO Share - Pre	0.7%	0.7%	1.1%	1.4%	0.3%	1.3%	1.3%	1.5%	0.2%	0.5%	0.9%	1.0%	1.2%	0.1%	0.4%
Ameren Share - Post	13.8%	13.7%	18.8%	22.0%	23.8%	16.3%	16.2%	18.1%	17.5%	24.0%	16.3%	18.1%	18.8%	17.2%	20.8%
TVA															
Pre-Transaction HHI	3,302	3,247	3,229	4,320	3,425	3,210	3,249	4,392	4,339	3,233	2,940	2,943	3,993	4,019	3,181
Post-Transaction HHI	3,303	3,247	3,229	4,320	3,425	3,210	3,250	4,393	4,340	3,235	2,940	2,943	3,993	4,019	3,181
Change	0	0	0	0	0	1	1	1	0	1	0	0	0	0	0
Ameren Capacity - Pre (MW)	400	397	414	510	512	910	909	1,019	1,162	1,254	321	365	408	420	408
AES/CILCO Capacity - Pre (MW)	32	33	39	3	5	92	96	60	10	21	44	56	4	3	6
Ameren Capacity - Post (MW)	419	415	436	513	517	985	985	1,057	1,171	1,275	345	392	411	423	414
Ameren Share - Pre	0.8%	0.9%	1.0%	1.6%	2.8%	2.2%	2.2%	2.9%	3.4%	6.1%	0.9%	1.0%	1.4%	1.5%	2.6%
AES/CILCO Share - Pre	0.1%	0.1%	0.1%	0.0%	0.0%	0.2%	0.2%	0.2%	0.0%	0.1%	0.1%	0.2%	0.0%	0.0%	0.0%
Ameren Share - Post	0.9%	0.9%	1.1%	1.6%	2.8%	2.4%	2.4%	3.0%	3.5%	6.2%	1.0%	1.1%	1.4%	1.5%	2.7%

Ameren-CILCO Transaction
Base Case
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
WR															
Pre-Transaction HHI	3,226	3,391	3,227	2,830	2,597	3,976	4,015	4,016	3,873	3,165	2,913	2,966	2,969	2,814	2,661
Post-Transaction HHI	3,226	3,391	3,227	2,830	2,597	3,976	4,015	4,016	3,873	3,165	2,913	2,967	2,969	2,814	2,661
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	53	53	58	71	67	27	27	30	32	30	59	67	72	71	73
AES/CILCO Capacity - Pre (MW)	1	1	1	0	0	1	1	1	0	0	1	2	0	0	0
Ameren Capacity - Post (MW)	54	54	59	71	68	27	27	31	32	30	60	69	72	71	73
Ameren Share - Pre	0.7%	0.7%	0.9%	1.3%	3.2%	0.6%	0.6%	0.7%	0.7%	1.6%	1.3%	1.5%	1.6%	1.6%	3.2%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	0.7%	0.9%	1.3%	3.2%	0.6%	0.6%	0.7%	0.7%	1.6%	1.3%	1.5%	1.6%	1.6%	3.2%

EXHIBIT NO. APP-515

Ameren-CILCO Transaction
Base Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
Ameren															
Pre-Transaction HHI	514	611	923	1,957	845	507	574	692	1,242	655	592	512	470	762	476
Post-Transaction HHI	519	624	991	1,957	845	534	631	822	1,242	655	592	516	470	762	476
Change	5	12	68	-	-	27	56	130	-	-	-	4	-	-	-
Ameren Capacity - Pre (MW)	1,087	1,609	1,920	2,467	598	936	1,591	1,846	2,023	252	4	294	791	1,100	155
AES/CILCO Capacity - Pre (MW)	23	40	125	-	-	153	208	319	-	-	-	37	-	-	-
Ameren Capacity - Post (MW)	1,108	1,649	2,043	2,467	598	1,090	1,794	2,128	2,023	252	4	331	791	1,100	155
Ameren Share - Pre	11.1%	15.8%	22.9%	42.6%	22.5%	9.1%	14.9%	20.8%	31.1%	7.2%	0.1%	4.0%	14.3%	22.1%	5.3%
AES/CILCO Share - Pre	0.2%	0.4%	1.5%	0.0%	0.0%	1.5%	1.9%	3.6%	0.0%	0.0%	0.0%	0.5%	0.0%	0.0%	0.0%
Ameren Share - Post	11.3%	16.2%	24.4%	42.6%	22.5%	10.6%	16.8%	24.0%	31.1%	7.2%	0.1%	4.5%	14.3%	22.1%	5.3%
CILCO															
Pre-Transaction HHI	564	483	627	893	800	597	701	883	798	749	607	534	467	629	691
Post-Transaction HHI	598	522	795	1,377	800	670	852	1,163	798	749	607	538	572	629	691
Change	33	39	167	484	-	73	151	280	-	-	-	4	105	-	-
Ameren Capacity - Pre (MW)	49	58	83	166	24	39	63	100	64	36	0	9	85	30	50
AES/CILCO Capacity - Pre (MW)	46	41	158	285	-	157	225	289	-	-	-	38	126	-	-
Ameren Capacity - Post (MW)	95	98	240	450	24	196	288	389	64	36	0	47	211	30	50
Ameren Share - Pre	4.2%	5.3%	6.6%	11.9%	2.8%	3.0%	4.6%	7.0%	6.2%	4.3%	0.0%	0.7%	5.9%	2.5%	5.2%
AES/CILCO Share - Pre	4.0%	3.7%	12.6%	20.4%	0.0%	12.1%	16.4%	20.1%	0.0%	0.0%	0.0%	2.9%	8.8%	0.0%	0.0%
Ameren Share - Post	8.1%	9.0%	19.3%	32.3%	2.8%	15.1%	21.0%	27.1%	6.2%	4.3%	0.0%	3.6%	14.7%	2.5%	5.2%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES.

Ameren-CILCO Transaction
Base Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
AECI															
Pre-Transaction HHI	974	1,010	1,042	1,208	1,585	622	569	634	733	837	1,023	927	1,060	1,047	1,341
Post-Transaction HHI	974	1,010	1,042	1,208	1,585	623	572	634	733	837	1,023	927	1,060	1,047	1,341
Change	0	0	1	-	-	1	2	-	-	-	-	-	-	-	-
Ameren Capacity - Pre (MW)	24	28	50	133	43	66	101	200	185	27	1	14	85	25	34
AES/CILCO Capacity - Pre (MW)	0	1	3	-	-	11	13	-	-	-	-	-	-	-	-
Ameren Capacity - Post (MW)	24	29	53	133	43	76	114	200	185	27	1	14	85	25	34
Ameren Share - Pre	1.1%	1.3%	2.3%	7.3%	2.7%	1.9%	3.0%	5.6%	6.2%	1.0%	0.0%	0.7%	4.8%	1.4%	2.3%
AES/CILCO Share - Pre	0.0%	0.0%	0.1%	0.0%	0.0%	0.3%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	1.1%	1.3%	2.5%	7.3%	2.7%	2.2%	3.4%	5.6%	6.2%	1.0%	0.0%	0.7%	4.8%	1.4%	2.3%
AEP															
Pre-Transaction HHI	505	521	744	809	560	672	698	800	416	511	686	677	280	470	472
Post-Transaction HHI	505	521	744	809	560	672	698	800	416	511	686	677	280	470	472
Change	0	0	0	-	-	0	0	-	-	-	-	-	-	-	-
Ameren Capacity - Pre (MW)	205	243	380	898	94	187	312	557	413	127	11	78	360	143	146
AES/CILCO Capacity - Pre (MW)	153	32	196	390	-	33	193	288	-	-	-	-	-	-	-
Ameren Capacity - Post (MW)	208	249	409	898	94	220	356	557	413	127	11	78	360	143	146
Ameren Share - Pre	0.7%	0.8%	1.5%	7.7%	2.6%	0.9%	1.5%	4.0%	7.4%	3.1%	0.1%	0.5%	5.2%	2.4%	3.6%
AES/CILCO Share - Pre	0.5%	0.1%	0.8%	3.3%	0.0%	0.2%	0.9%	2.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	0.8%	1.6%	7.7%	2.6%	1.0%	1.7%	4.0%	7.4%	3.1%	0.1%	0.5%	5.2%	2.4%	3.6%

Ameren-CILCO Transaction
Base Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
CINERGY															
Pre-Transaction HHI	548	564	597	759	906	597	460	444	672	915	651	396	424	483	719
Post-Transaction HHI	548	564	598	759	906	599	464	455	672	915	651	397	424	483	719
Change	0	0	2	-	-	2	3	10	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	220	256	460	930	66	263	432	698	495	96	2	60	592	153	153
AES/CILCO Capacity - Pre (MW)	210	171	170	408	-	43	139	308	364	-	-	29	-	111	-
Ameren Capacity - Post (MW)	224	265	490	930	66	306	487	782	495	96	2	88	592	153	153
Ameren Share - Pre	1.6%	2.1%	4.2%	13.1%	2.7%	2.5%	4.0%	7.9%	6.9%	3.9%	0.0%	0.6%	9.4%	2.9%	5.9%
AES/CILCO Share - Pre	1.6%	1.4%	1.5%	5.8%	0.0%	0.4%	1.3%	3.5%	5.0%	0.0%	0.0%	0.3%	0.0%	2.1%	0.0%
Ameren Share - Post	1.7%	2.2%	4.5%	13.1%	2.7%	2.9%	4.5%	8.8%	6.9%	3.9%	0.0%	0.9%	9.4%	2.9%	5.9%
ComEd															
Pre-Transaction HHI	1,372	1,309	1,794	1,996	688	1,397	1,393	1,704	533	769	1,131	1,123	1,245	423	575
Post-Transaction HHI	1,372	1,309	1,794	1,996	688	1,398	1,396	1,714	533	769	1,131	1,124	1,245	423	575
Change	0	0	0	-	-	1	2	9	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	75	88	133	303	66	173	277	474	398	96	1	61	448	153	153
AES/CILCO Capacity - Pre (MW)	20	20	59	-	-	116	155	321	-	-	-	37	-	-	-
Ameren Capacity - Post (MW)	85	108	180	303	66	289	412	684	398	96	1	97	448	153	153
Ameren Share - Pre	0.3%	0.4%	0.7%	3.2%	2.2%	1.0%	1.6%	3.6%	7.9%	3.0%	0.0%	0.4%	4.4%	3.1%	4.2%
AES/CILCO Share - Pre	0.1%	0.1%	0.3%	0.0%	0.0%	0.7%	0.9%	2.5%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%
Ameren Share - Post	0.3%	0.4%	1.0%	3.2%	2.2%	1.7%	2.4%	5.3%	7.9%	3.0%	0.0%	0.6%	4.4%	3.1%	4.2%

Ameren-CILCO Transaction
Base Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
CWLP															
Pre-Transaction HHI	1,368	667	1,041	1,933	853	1,437	1,795	2,069	1,956	804	777	990	1,428	999	694
Post-Transaction HHI	1,385	695	1,135	2,434	853	1,467	1,850	2,157	1,956	804	777	993	1,663	999	694
Change	18	28	95	501	-	30	55	88	-	-	-	2	235	-	-
Ameren Capacity - Pre (MW)	17	19	25	52	6	8	13	20	14	7	0	2	22	7	11
AES/CILCO Capacity - Pre (MW)	13	12	36	119	-	25	32	37	-	-	-	10	114	-	-
Ameren Capacity - Post (MW)	30	30	62	171	6	33	45	57	14	7	0	12	135	7	11
Ameren Share - Pre	3.3%	4.7%	5.8%	10.4%	2.8%	2.2%	3.3%	4.8%	5.0%	4.1%	0.0%	0.5%	4.7%	2.5%	5.1%
AES/CILCO Share - Pre	2.7%	3.0%	8.2%	24.0%	0.0%	6.9%	8.3%	9.1%	0.0%	0.0%	0.0%	2.4%	24.8%	0.0%	0.0%
Ameren Share - Post	6.0%	7.7%	14.0%	34.4%	2.8%	9.1%	11.6%	13.9%	5.0%	4.1%	0.0%	2.9%	29.6%	2.5%	5.1%
ENTERGY															
Pre-Transaction HHI	494	510	586	527	1,056	509	451	433	701	882	624	611	597	777	889
Post-Transaction HHI	494	510	586	527	1,056	509	452	433	701	882	624	611	597	777	889
Change	0	0	0	-	-	0	0	-	-	-	-	-	-	-	-
Ameren Capacity - Pre (MW)	190	197	209	265	160	266	330	445	416	160	160	160	231	160	160
AES/CILCO Capacity - Pre (MW)	0	1	3	-	-	17	22	-	-	-	-	-	-	-	-
Ameren Capacity - Post (MW)	191	198	212	265	160	284	352	445	416	160	160	160	231	160	160
Ameren Share - Pre	0.7%	0.7%	0.8%	6.1%	9.2%	0.9%	1.2%	1.6%	6.7%	5.4%	0.8%	0.9%	5.4%	4.5%	10.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	0.7%	0.8%	6.1%	9.2%	1.0%	1.3%	1.6%	6.7%	5.4%	0.8%	0.9%	5.4%	4.5%	10.0%

Ameren-CILCO Transaction
Base Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
IP															
Pre-Transaction HHI	889	889	1,088	1,169	913	810	815	801	774	849	1,069	760	529	508	615
Post-Transaction HHI	893	898	1,107	1,169	913	826	844	876	774	849	1,069	763	529	508	615
Change	5	9	19	-	-	15	29	75	-	-	-	2	-	-	-
Ameren Capacity - Pre (MW)	334	378	269	652	89	189	318	598	518	125	7	69	346	152	153
AES/CILCO Capacity - Pre (MW)	23	38	92	-	-	153	195	324	-	-	-	37	-	-	-
Ameren Capacity - Post (MW)	356	416	359	652	89	343	507	880	518	125	7	106	346	152	153
Ameren Share - Pre	6.0%	6.8%	5.3%	17.0%	3.8%	3.1%	5.0%	9.2%	11.6%	4.4%	0.2%	1.5%	9.5%	4.7%	6.2%
AES/CILCO Share - Pre	0.4%	0.7%	1.8%	0.0%	0.0%	2.5%	3.1%	5.0%	0.0%	0.0%	0.0%	0.8%	0.0%	0.0%	0.0%
Ameren Share - Post	6.4%	7.5%	7.1%	17.0%	3.8%	5.6%	8.0%	13.6%	11.6%	4.4%	0.2%	2.3%	9.5%	4.7%	6.2%
KCPL															
Pre-Transaction HHI	1,539	1,028	703	1,136	3,142	2,634	3,336	3,775	3,715	4,579	1,590	1,517	1,822	1,996	3,423
Post-Transaction HHI	1,539	1,028	704	1,136	3,142	2,634	3,336	3,775	3,715	4,579	1,590	1,517	1,822	1,996	3,423
Change	0	0	1	-	-	0	0	-	-	-	-	-	-	-	-
Ameren Capacity - Pre (MW)	20	25	48	138	-	7	11	18	16	-	6	10	32	14	-
AES/CILCO Capacity - Pre (MW)	0	1	3	-	-	1	1	-	-	-	-	-	-	-	-
Ameren Capacity - Post (MW)	21	26	51	138	-	8	12	18	16	-	6	10	32	14	-
Ameren Share - Pre	0.8%	1.2%	2.8%	7.7%	0.0%	0.6%	0.7%	1.1%	1.0%	0.0%	0.4%	0.7%	2.4%	0.9%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.2%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.9%	1.3%	2.9%	7.7%	0.0%	0.6%	0.8%	1.1%	1.0%	0.0%	0.4%	0.7%	2.4%	0.9%	0.0%

Ameren-CILCO Transaction
Base Case
Available Economic Capacity

	Summer					Winter					Spring / Fall				
Destination Market	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
MEC															
Pre-Transaction HHI	3,113	2,420	2,274	1,353	2,884	2,591	2,817	3,080	1,938	2,927	964	1,821	846	1,207	2,091
Post-Transaction HHI	3,113	2,420	2,274	1,353	2,884	2,591	2,817	3,080	1,938	2,927	964	1,821	846	1,207	2,091
Change	0	0	0	-	-	0	0	-	-	-	-	-	-	-	-
Ameren Capacity - Pre (MW)	18	21	25	64	-	7	10	16	15	-	3	5	9	8	-
AES/CILCO Capacity - Pre (MW)	0	1	3	-	-	4	5	-	-	-	-	-	-	-	-
Ameren Capacity - Post (MW)	19	22	29	64	-	10	15	16	15	-	3	5	9	8	-
Ameren Share - Pre	0.5%	0.7%	0.8%	2.8%	0.0%	0.2%	0.3%	0.4%	0.6%	0.0%	0.1%	0.2%	0.5%	0.4%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.1%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.5%	0.7%	1.0%	2.8%	0.0%	0.3%	0.4%	0.4%	0.6%	0.0%	0.1%	0.2%	0.5%	0.4%	0.0%
NIPS															
Pre-Transaction HHI	1,933	1,744	1,969	1,410	947	1,381	1,388	970	1,309	806	434	513	465	627	983
Post-Transaction HHI	1,933	1,744	1,970	1,410	947	1,381	1,389	970	1,309	806	434	513	465	627	983
Change	0	0	1	-	-	0	1	-	-	-	-	-	-	-	-
Ameren Capacity - Pre (MW)	31	37	66	135	17	48	81	136	83	40	0	16	135	46	70
AES/CILCO Capacity - Pre (MW)	2	1	6	-	-	6	13	22	-	-	-	-	-	-	-
Ameren Capacity - Post (MW)	31	38	70	135	17	54	89	136	83	40	0	16	135	46	70
Ameren Share - Pre	0.7%	1.0%	2.1%	5.4%	1.7%	1.3%	2.2%	4.2%	3.1%	2.8%	0.0%	0.5%	4.6%	1.8%	3.7%
AES/CILCO Share - Pre	0.0%	0.0%	0.2%	0.0%	0.0%	0.2%	0.3%	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	1.0%	2.3%	5.4%	1.7%	1.5%	2.4%	4.2%	3.1%	2.8%	0.0%	0.5%	4.6%	1.8%	3.7%

Ameren-CILCO Transaction
Base Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
SIPCO															
Pre-Transaction HHI	744	764	589	771	920	526	605	636	797	856	770	547	499	624	737
Post-Transaction HHI	744	766	605	771	920	532	617	666	797	856	770	547	499	624	737
Change	1	2	16	-	-	6	12	30	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	74	84	108	223	26	39	64	98	73	34	0	7	72	25	37
AES/CILCO Capacity - Pre (MW)	2	3	13	-	-	9	12	21	-	-	-	3	-	-	-
Ameren Capacity - Post (MW)	76	87	121	223	26	48	76	119	73	34	0	10	72	25	37
Ameren Share - Pre	4.2%	4.7%	8.1%	16.3%	2.7%	3.5%	5.6%	8.3%	6.1%	4.6%	0.0%	0.7%	6.9%	2.4%	5.5%
AES/CILCO Share - Pre	0.1%	0.2%	1.0%	0.0%	0.0%	0.8%	1.1%	1.8%	0.0%	0.0%	0.0%	0.3%	0.0%	0.0%	0.0%
Ameren Share - Post	4.3%•	4.9%	9.1%	16.3%	2.7%	4.3%	6.7%	10.2%	6.1%	4.6%	0.0%	1.0%	6.9%	2.4%	5.5%
TVA															
Pre-Transaction HHI	532	519	575	478	683	587	633	791	869	658	622	596	406	460	623
Post-Transaction HHI	532	519	575	478	683	587	634	791	869	658	622	596	406	460	623
Change	0	0	0	-	-	1	1	-	-	-	-	-	-	-	-
Ameren Capacity - Pre (MW)	119	141	195	606	155	218	335	752	578	155	21	155	353	155	155
AES/CILCO Capacity - Pre (MW)	11	4	33	-	-	43	73	127	-	-	-	-	-	-	-
Ameren Capacity - Post (MW)	121	145	215	606	155	261	392	752	578	155	21	155	353	155	155
Ameren Share - Pre	0.6%	0.7%	1.1%	10.9%	5.0%	1.2%	2.0%	6.5%	7.7%	4.1%	0.1%	1.4%	5.9%	4.0%	5.6%
AES/CILCO Share - Pre	0.1%	0.0%	0.2%	0.0%	0.0%	0.2%	0.4%	1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.6%	0.7%	1.3%	10.9%	5.0%	1.5%	2.4%	6.5%	7.7%	4.1%	0.1%	1.4%	5.9%	4.0%	5.6%

Ameren-CILCO Transaction
Base Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
WR															
Pre-Transaction HHI	4,355	4,565	4,006	4,229	1,277	6,380	6,602	6,685	6,856	1,734	3,481	4,258	4,533	4,217	2,391
Post-Transaction HHI	4,355	4,565	4,006	4,229	1,277	6,380	6,602	6,685	6,856	1,734	3,481	4,258	4,533	4,217	2,391
Change	0	0	0	-	-	0	0	-	-	-	-	-	-	-	-
Ameren Capacity - Pre (MW)	12	14	26	112	-	6	10	16	13	-	6	11	39	19	-
AES/CILCO Capacity - Pre (MW)	0	0	2	-	-	1	1	-	-	-	-	-	-	-	-
Ameren Capacity - Post (MW)	12	15	28	112	-	7	11	16	13	-	6	11	39	19	-
Ameren Share - Pre	0.2%	0.3%	0.6%	3.1%	0.0%	0.2%	0.3%	0.5%	0.4%	0.0%	0.3%	0.4%	1.4%	0.6%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.2%	0.3%	0.6%	3.1%	0.0%	0.2%	0.3%	0.5%	0.4%	0.0%	0.3%	0.4%	1.4%	0.6%	0.0%

EXHIBIT NO. APP-516

Ameren-CILCO Transaction
Transmission Mitigation
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
Ameren															
Pre-Transaction HHI	3,399	3,303	3,873	4,924	4,863	2,871	2,862	3,352	3,671	3,501	2,791	2,781	3,342	3,420	3,064
Post-Transaction HHI	3,408	3,307	3,870	4,729	4,623	3,019	3,011	3,561	3,684	3,519	2,906	2,910	3,373	3,430	3,078
Change	10	4	(4)	(195)	(240)	148	150	209	13	19	115	130	31	11	14
Ameren Capacity - Pre (MW)	12,208	11,665	10,717	9,811	6,327	10,786	10,620	10,033	9,320	6,345	8,630	8,498	7,932	7,427	5,022
AES/CILCO Capacity - Pre (MW)	211	197	205	34	11	293	294	328	17	18	190	212	38	12	12
Ameren Capacity - Post (MW)	12,430	11,872	10,931	9,844	6,338	11,075	10,909	10,355	9,338	6,363	8,816	8,705	7,970	7,439	5,034
Ameren Share - Pre	57.5%	56.6%	61.5%	69.9%	69.3%	52.5%	52.4%	57.1%	59.7%	57.7%	51.8%	51.7%	57.1%	57.8%	54.1%
AES/CILCO Share - Pre	1.0%	1.0%	1.2%	0.2%	0.1%	1.4%	1.5%	1.9%	0.1%	0.2%	1.1%	1.3%	0.3%	0.1%	0.1%
Ameren Share - Post	57.6%	56.7%	61.5%	68.4%	67.5%	53.9%	53.8%	58.9%	59.8%	57.8%	52.9%	52.9%	57.3%	57.8%	54.2%
CILCO															
Pre-Transaction HHI	2,904	2,659	2,699	2,773	1,366	2,628	2,630	2,674	1,294	1,415	1,920	1,952	2,008	1,034	1,052
Post-Transaction HHI	3,325	3,125	3,199	3,444	1,483	3,022	3,025	3,191	1,480	1,560	2,360	2,479	2,585	1,076	1,094
Change	421	465	500	671	117	394	395	517	186	145	441	527	576	42	42
Ameren Capacity - Pre (MW)	185	192	201	237	218	183	183	205	224	207	216	240	251	244	208
AES/CILCO Capacity - Pre (MW)	1,211	1,096	1,096	1,096	34	1,107	1,107	1,107	45	45	895	895	895	38	38
Ameren Capacity - Post (MW)	1,421	1,313	1,321	1,360	269	1,358	1,358	1,389	351	321	1,157	1,187	1,199	334	287
Ameren Share - Pre	7.9%	8.7%	9.1%	10.7%	21.2%	8.1%	8.1%	9.1%	20.8%	19.2%	9.8%	10.9%	11.4%	19.5%	16.7%
AES/CILCO Share - Pre	52.0%	49.5%	49.7%	49.7%	3.3%	49.1%	49.1%	49.1%	4.2%	4.2%	40.7%	40.7%	40.7%	3.1%	3.1%
Ameren Share - Post	56.3%	54.5%	55.0%	56.7%	22.0%	53.4%	53.4%	54.6%	25.7%	23.5%	46.4%	47.6%	48.1%	21.6%	18.6%
CWLP															
Pre-Transaction HHI	4,251	3,496	3,512	3,585	1,314	4,316	4,319	4,336	3,915	1,270	2,901	2,919	2,986	2,688	944
Post-Transaction HHI	2,491	2,136	2,194	2,469	1,845	2,048	2,059	2,177	1,976	1,853	1,856	1,941	2,104	1,687	1,306
Change	(1,760)	(1,360)	(1,318)	(1,116)	531	(2,268)	(2,259)	(2,159)	(1,940)	583	(1,045)	(978)	(881)	(1,001)	362
Ameren Capacity - Pre (MW)	62	62	64	74	59	41	41	46	47	42	56	62	64	61	49
AES/CILCO Capacity - Pre (MW)	96	93	93	101	34	67	67	67	11	44	87	87	94	12	38
Ameren Capacity - Post (MW)	371	362	369	413	201	363	363	382	223	219	322	339	357	190	172
Ameren Share - Pre	6.8%	8.2%	8.4%	9.8%	21.6%	6.2%	6.1%	6.8%	7.9%	18.2%	8.1%	9.0%	9.3%	9.7%	17.6%
AES/CILCO Share - Pre	10.5%	12.3%	12.3%	13.4%	12.3%	10.0%	10.0%	10.0%	1.9%	19.1%	12.7%	12.7%	13.7%	2.0%	13.6%
Ameren Share - Post	26.1%	28.8%	29.3%	32.8%	31.7%	27.9%	27.9%	29.4%	18.3%	32.7%	27.8%	29.3%	30.8%	17.3%	27.9%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES

EXHIBIT NO. APP-517

Ameren-CILCO Transaction
Transmission Mitigation
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
Ameren															
Pre-Transaction HHI	514	611	923	1,957	845	507	574	692	1,242	655	592	512	470	762	476
Post-Transaction HHI	500	601	939	1,808	818	534	631	822	1,242	655	592	516	470	762	476
Change	(14)	(10)	16	(149)	(27)	27	56	130	-	-	-	4	-	-	-
Ameren Capacity - Pre (MW)	1,087	1,609	1,920	2,467	598	936	1,591	1,846	2,023	252	4	294	791	1,100	155
AES/CILCO Capacity - Pre (MW)	23	40	125	-	-	153	208	319	-	-	-	37	-	-	-
Ameren Capacity - Post (MW)	1,110	1,651	2,050	2,475	617	1,090	1,794	2,128	2,023	252	4	331	791	1,100	155
Ameren Share - Pre	11.1%	15.8%	22.9%	42.6%	22.5%	9.1%	14.9%	20.8%	31.1%	7.2%	0.1%	4.0%	14.3%	22.1%	5.3%
AES/CILCO Share - Pre	0.2%	0.4%	1.5%	0.0%	0.0%	1.5%	1.9%	3.6%	0.0%	0.0%	0.0%	0.5%	0.0%	0.0%	0.0%
Ameren Share - Post	10.9%	15.7%	23.5%	40.8%	22.0%	10.6%	16.8%	24.0%	31.1%	7.2%	0.1%	4.5%	14.3%	22.1%	5.3%
CILCO															
Pre-Transaction HHI	564	483	627	893	800	597	701	883	798	749	607	534	467	629	691
Post-Transaction HHI	540	500	718	1,209	788	606	756	1,043	768	766	623	516	515	578	713
Change	(25)	17	91	317	(12)	9	55	160	(30)	18	15	(18)	47	(51)	22
Ameren Capacity - Pre (MW)	49	58	83	166	24	39	63	100	64	36	0	9	85	30	50
AES/CILCO Capacity - Pre (MW)	46	41	158	285	-	157	225	289	-	-	-	38	126	-	-
Ameren Capacity - Post (MW)	102	107	248	467	36	211	312	427	89	48	0	49	230	37	59
Ameren Share - Pre	4.2%	5.3%	6.6%	11.9%	2.8%	3.0%	4.6%	7.0%	6.2%	4.3%	0.0%	0.7%	5.9%	2.5%	5.2%
AES/CILCO Share - Pre	4.0%	3.7%	12.6%	20.4%	0.0%	12.1%	16.4%	20.1%	0.0%	0.0%	0.0%	2.9%	8.8%	0.0%	0.0%
Ameren Share - Post	7.5%	8.3%	17.2%	29.4%	3.8%	13.3%	18.7%	24.7%	6.7%	4.6%	0.0%	3.0%	13.3%	2.5%	4.8%
CWLP															
Pre-Transaction HHI	1,368	667	1,041	1,933	853	1,437	1,795	2,069	1,956	804	777	990	1,428	999	694
Post-Transaction HHI	645	529	750	2,012	880	679	906	1,037	749	863	710	749	917	550	732
Change	(723)	(138)	(290)	80	27	(758)	(889)	(1,032)	(1,207)	59	(67)	(241)	(511)	(449)	38
Ameren Capacity - Pre (MW)	17	19	25	52	6	8	13	20	14	7	0	2	22	7	11
AES/CILCO Capacity - Pre (MW)	13	12	36	119	-	25	32	37	-	-	-	10	114	-	-
Ameren Capacity - Post (MW)	70	73	138	396	24	98	139	183	59	28	0	24	182	20	31
Ameren Share - Pre	3.3%	4.7%	5.8%	10.4%	2.8%	2.2%	3.3%	4.8%	5.0%	4.1%	0.0%	0.5%	4.7%	2.5%	5.1%
AES/CILCO Share - Pre	2.7%	3.0%	8.2%	24.0%	0.0%	6.9%	8.3%	9.1%	0.0%	0.0%	0.0%	2.4%	24.8%	0.0%	0.0%
Ameren Share - Post	7.0%	8.1%	14.6%	39.6%	4.2%	9.9%	13.7%	17.6%	8.2%	4.6%	0.0%	2.7%	22.5%	3.2%	5.5%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES.

EXHIBIT NO. APP-518

Change in CILCO Market Size Due to Transmission Upgrades

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
								(Megawatts)							
Economic Capacity															
Ameren's Economic Capacity in Market	185	192	201	237	218	183	183	205	224	207	216	240	251	244	208
Additional Simultaneous Import Capability	192	192	192	192	192	297	297	297	297	297	289	289	289	289	289
Net Additional Independent Supply	7	0	(9)	(45)	(26)	114	114	92	73	90	73	49	38	45	81
Available Economic Capacity															
Ameren's Available Economic Capacity in Market	49*	58*	83*	166	24*	39*	63*	100	64*	36*	0*	9*	85*	30*	50*
Additional Simultaneous Import Capability	192	192	192	192	192	297	297	297	297	297	289	289	289	289	289
Net Additional Independent Supply	143	134	109	26	168	258	234	197	233	261	289	289	204	259	239

Note: Asterisk (*) denotes no screen violation in base case.
Source: Exhibit No. APP-514 (Ameren's Economic Capacity in Market), Exhibit No. APP-515 (Ameren's Available Economic Capacity in Market) and workpapers (Additional simultaneous Import Capability).

EXHIBIT NO. APP-519

Ameren-CILCO Transaction
Ameren Joins the MISO
Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
Ameren															
Pre-Transaction HHI	3,399	3,304	3,873	4,811	4,152	2,871	2,861	3,351	3,468	3,031	2,791	2,780	3,276	3,314	2,578
Post-Transaction HHI	3,513	3,411	4,017	5,019	4,166	3,019	3,010	3,540	3,481	3,048	2,906	2,897	3,430	3,325	2,590
Change	114	108	143	208	14	148	150	189	13	16	115	117	155	10	12
Ameren Capacity - Pre (MW)	12,208	11,665	10,717	9,811	6,327	10,786	10,620	10,033	9,320	6,345	8,630	8,498	7,932	7,427	5,022
AES/CILCO Capacity - Pre (MW)	212	197	205	217	11	293	294	297	31	18	190	193	200	26	12
Ameren Capacity - Post (MW)	12,418	11,861	10,920	10,025	6,337	11,075	10,909	10,325	9,338	6,363	8,816	8,685	8,125	7,439	5,034
Ameren Share - Pre	57.5%	56.6%	61.5%	69.0%	63.9%	52.5%	52.4%	57.1%	58.0%	53.5%	51.8%	51.7%	56.5%	56.9%	49.4%
AES/CILCO Share - Pre	1.0%	1.0%	1.2%	1.5%	0.1%	1.4%	1.5%	1.7%	0.2%	0.2%	1.1%	1.2%	1.4%	0.2%	0.1%
Ameren Share - Post	58.5%	57.6%	62.7%	70.5%	64.0%	53.9%	53.8%	58.7%	58.1%	53.6%	52.9%	52.8%	57.9%	57.0%	49.5%
CILCO															
Pre-Transaction HHI	2,904	2,659	2,699	2,766	1,475	2,628	2,630	2,673	1,229	1,497	1,919	1,934	1,997	1,007	1,115
Post-Transaction HHI	3,727	3,518	3,600	3,797	1,635	3,424	3,426	3,562	1,395	1,679	2,718	2,733	2,885	1,126	1,231
Change	823	859	902	1,032	160	796	796	890	165	182	800	799	888	119	115
Ameren Capacity - Pre (MW)	185	192	200	229	247	183	183	204	212	233	216	216	240	241	234
AES/CILCO Capacity - Pre (MW)	1,211	1,096	1,096	1,096	34	1,107	1,107	1,107	45	45	895	895	895	38	38
Ameren Capacity - Post (MW)	1,396	1,289	1,297	1,326	281	1,290	1,290	1,311	257	279	1,111	1,111	1,135	280	272
Ameren Share - Pre	7.9%	8.7%	9.1%	10.4%	24.0%	8.1%	8.1%	9.1%	19.7%	21.7%	9.8%	9.8%	10.9%	19.3%	18.7%
AES/CILCO Share - Pre	52.0%	49.5%	49.7%	49.7%	3.3%	49.1%	49.1%	49.1%	4.2%	4.2%	40.7%	40.7%	40.7%	3.1%	3.1%
Ameren Share - Post	59.9%	58.2%	58.7%	60.0%	27.3%	57.2%	57.2%	58.2%	23.9%	25.9%	50.5%	50.5%	51.6%	22.4%	21.8%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES.

Ameren-CILCO Transaction
Ameren Joins the MISO
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
AECI															
Pre-Transaction HHI	5,074	4,841	4,734	3,752	4,098	3,029	2,843	2,864	2,246	2,740	4,423	4,212	3,363	3,401	3,595
Post-Transaction HHI	5,074	4,841	4,734	3,753	4,099	3,031	2,846	2,867	2,247	2,740	4,423	4,213	3,363	3,402	3,596
Change	0	0	0	0	0	1	2	3	1	1	0	1	0	0	1
Ameren Capacity - Pre (MW)	101	111	112	133	11	313	352	366	418	46	121	125	129	130	45
AES/CILCO Capacity - Pre (MW)	2	2	2	1	9	9	10	12	2	18	3	3	1	1	11
Ameren Capacity - Post (MW)	103	113	114	133	20	321	362	378	420	64	124	129	129	130	56
Ameren Share - Pre	1.9%	2.2%	2.4%	3.7%	0.3%	5.2%	6.1%	6.4%	8.5%	1.0%	3.0%	3.3%	4.0%	4.1%	1.5%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.3%	0.1%	0.2%	0.2%	0.0%	0.4%	0.1%	0.1%	0.0%	0.0%	0.3%
Ameren Share - Post	1.9%	2.2%	2.5%	3.7%	0.6%	5.4%	6.3%	6.6%	8.5%	1.4%	3.0%	3.3%	4.0%	4.1%	1.8%
AEP															
Pre-Transaction HHI	1,924	1,893	2,321	2,970	2,115	2,447	2,455	3,576	3,330	2,204	2,123	2,110	2,629	2,798	1,784
Post-Transaction HHI	1,924	1,893	2,321	2,970	2,115	2,448	2,455	3,576	3,331	2,204	2,123	2,111	2,629	2,798	1,784
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	770	839	819	976	13	745	848	852	748	45	788	792	799	635	50
AES/CILCO Capacity - Pre (MW)	425	444	454	400	16	451	456	412	12	32	614	614	551	8	22
Ameren Capacity - Post (MW)	801	872	858	981	28	822	929	884	759	77	844	846	805	643	72
Ameren Share - Pre	1.4%	1.6%	1.8%	2.9%	0.1%	1.6%	1.9%	2.3%	2.8%	0.3%	2.0%	2.0%	2.7%	2.7%	0.3%
AES/CILCO Share - Pre	0.8%	0.8%	1.0%	1.2%	0.1%	1.0%	1.0%	1.1%	0.0%	0.2%	1.5%	1.6%	1.9%	0.0%	0.2%
Ameren Share - Post	1.5%	1.6%	1.9%	2.9%	0.2%	1.8%	2.0%	2.4%	2.8%	0.5%	2.1%	2.1%	2.7%	2.8%	0.5%

Ameren-CILCO Transaction
Ameren Joins the MISO
Economic Capacity

	Summer					Winter					Spring / Fall				
Destination Market	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
CINERGY															
Pre-Transaction HHI	1,824	1,725	1,931	2,513	1,707	1,890	1,853	2,357	2,693	1,220	1,423	1,450	1,808	1,998	1,280
Post-Transaction HHI	1,824	1,726	1,931	2,514	1,708	1,891	1,854	2,358	2,693	1,221	1,423	1,450	1,809	1,998	1,281
Change	0	0	0	1	0	1	1	2	0	1	0	0	1	0	0
Ameren Capacity - Pre (MW)	1,071	1,061	1,157	1,320	1,325	1,353	1,352	1,497	1,653	1,648	1,476	1,475	1,661	1,687	1,619
AES/CILCO Capacity - Pre (MW)	641	665	670	675	653	820	819	826	792	793	1,317	1,318	1,326	1,299	1,217
Ameren Capacity - Post (MW)	1,090	1,079	1,179	1,349	1,327	1,389	1,388	1,540	1,656	1,654	1,508	1,508	1,701	1,690	1,623
Ameren Share - Pre	4.3%	4.5%	5.3%	7.1%	14.5%	6.0%	6.0%	7.7%	9.8%	18.5%	6.7%	6.7%	8.4%	10.1%	16.4%
AES/CILCO Share - Pre	2.6%	2.8%	3.1%	3.6%	7.2%	3.6%	3.7%	4.2%	4.7%	8.9%	5.9%	6.0%	6.7%	7.8%	12.3%
Ameren Share - Post	4.4%	4.6%	5.4%	7.2%	14.6%	6.1%	6.2%	7.9%	9.8%	18.6%	6.8%	6.9%	8.6%	10.1%	16.4%
ComEd															
Pre-Transaction HHI	1,370	1,380	1,847	2,444	4,808	1,745	1,753	2,317	3,449	4,268	1,282	1,294	1,650	2,198	3,511
Post-Transaction HHI	1,370	1,381	1,848	2,444	4,808	1,749	1,758	2,323	3,450	4,268	1,286	1,298	1,652	2,198	3,511
Change	0	0	1	1	0	4	4	6	1	0	4	4	2	1	0
Ameren Capacity - Pre (MW)	244	273	265	324	11	628	718	721	764	46	769	777	797	687	50
AES/CILCO Capacity - Pre (MW)	100	95	98	34	5	218	222	243	14	14	179	205	38	10	10
Ameren Capacity - Post (MW)	329	353	345	357	15	828	918	940	778	60	913	934	835	697	61
Ameren Share - Pre	0.7%	0.8%	1.0%	1.6%	0.1%	2.4%	2.7%	3.3%	4.9%	0.3%	3.2%	3.2%	4.1%	4.6%	0.4%
AES/CILCO Share - Pre	0.3%	0.3%	0.4%	0.2%	0.0%	0.8%	0.8%	1.1%	0.1%	0.1%	0.7%	0.9%	0.2%	0.1%	0.1%
Ameren Share - Post	0.9%	1.1%	1.3%	1.8%	0.1%	3.2%	3.5%	4.3%	5.0%	0.4%	3.8%	3.9%	4.3%	4.6%	0.5%

Ameren-CILCO Transaction
Ameren Joins the MISO
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
CWLP															
Pre-Transaction HHI	4,251	3,496	3,512	3,577	2,021	4,315	4,318	4,334	3,895	2,086	2,900	2,907	2,970	2,676	1,796
Post-Transaction HHI	4,393	3,697	3,720	3,834	2,172	4,439	4,441	4,471	3,924	2,239	3,107	3,113	3,216	2,715	1,905
Change	142	201	208	257	151	123	123	136	29	153	207	207	246	39	109
Ameren Capacity - Pre (MW)	62	62	64	73	66	41	41	46	45	42	56	56	62	61	53
AES/CILCO Capacity - Pre (MW)	96	93	93	101	12	67	67	67	11	10	87	87	94	12	12
Ameren Capacity - Post (MW)	158	155	157	174	78	109	109	113	57	53	143	143	156	73	65
Ameren Share - Pre	6.8%	8.2%	8.4%	9.6%	20.1%	6.2%	6.1%	6.8%	7.6%	17.6%	8.1%	8.1%	9.0%	9.7%	15.8%
AES/CILCO Share - Pre	10.5%	12.3%	12.3%	13.4%	3.8%	10.0%	10.0%	10.0%	1.9%	4.3%	12.7%	12.7%	13.7%	2.0%	3.4%
Ameren Share - Post	17.3%	20.5%	20.8%	23.0%	23.9%	16.2%	16.2%	16.8%	9.6%	22.0%	20.9%	20.8%	22.7%	11.7%	19.3%
ENTERGY															
Pre-Transaction HHI	2,426	2,400	2,153	2,574	2,493	1,046	889	861	1,873	2,048	1,106	998	2,689	2,683	2,364
Post-Transaction HHI	2,426	2,400	2,153	2,574	2,493	1,046	890	861	1,873	2,048	1,106	998	2,689	2,683	2,364
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	110	117	118	138	4	529	591	612	667	46	159	164	167	152	22
AES/CILCO Capacity - Pre (MW)	2	2	2	1	4	14	17	20	3	18	4	4	1	1	5
Ameren Capacity - Post (MW)	112	119	120	138	8	544	608	632	671	64	163	168	168	153	27
Ameren Share - Pre	0.2%	0.2%	0.2%	0.8%	0.0%	1.3%	1.5%	1.6%	3.7%	0.3%	0.5%	0.6%	1.3%	1.4%	0.3%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.1%
Ameren Share - Post	0.2%	0.2%	0.2%	0.8%	0.1%	1.3%	1.6%	1.7%	3.7%	0.5%	0.6%	0.6%	1.3%	1.4%	0.3%

Ameren-CILCO Transaction
Ameren Joins the MISO
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
IP															
Pre-Transaction HHI	2,248	2,128	2,461	3,022	1,356	1,825	1,834	1,840	2,194	1,076	1,763	1,771	2,226	2,083	853
Post-Transaction HHI	2,277	2,158	2,489	3,034	1,357	1,876	1,892	1,905	2,200	1,077	1,794	1,805	2,239	2,086	854
Change	29	31	28	12	0	51	58	65	6	1	31	34	13	3	1
Ameren Capacity - Pre (MW)	762	818	574	706	13	741	839	842	879	46	548	550	596	539	50
AES/CILCO Capacity - Pre (MW)	158	146	151	34	8	274	275	304	16	17	148	164	38	9	9
Ameren Capacity - Post (MW)	918	963	723	740	20	1,009	1,108	1,139	895	64	691	708	633	548	60
Ameren Share - Pre	8.4%	9.4%	7.4%	11.2%	0.5%	8.4%	9.6%	9.6%	12.3%	1.3%	7.7%	7.8%	10.1%	9.5%	1.6%
AES/CILCO Share - Pre	1.7%	1.7%	1.9%	0.5%	0.3%	3.1%	3.1%	3.5%	0.2%	0.5%	2.1%	2.3%	0.6%	0.2%	0.3%
Ameren Share - Post	10.1%	11.0%	9.3%	11.8%	0.7%	11.5%	12.6%	13.0%	12.5%	1.7%	9.7%	10.0%	10.7%	9.7%	1.9%
KCPL															
Pre-Transaction HHI	4,217	3,875	3,345	3,123	3,808	4,895	4,991	4,960	4,721	5,011	3,523	3,607	3,323	3,364	4,213
Post-Transaction HHI	4,217	3,876	3,345	3,123	3,808	4,895	4,991	4,960	4,721	5,011	3,523	3,607	3,323	3,364	4,213
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	94	105	109	138	5	25	28	30	34	4	54	56	57	52	8
AES/CILCO Capacity - Pre (MW)	2	2	2	1	4	1	1	1	0	2	1	1	0	0	2
Ameren Capacity - Post (MW)	95	107	111	139	9	26	29	31	35	6	55	57	57	53	10
Ameren Share - Pre	1.6%	2.0%	2.4%	3.3%	0.1%	0.7%	0.8%	0.8%	1.0%	0.1%	1.5%	1.5%	1.7%	1.5%	0.3%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
Ameren Share - Post	1.6%	2.1%	2.5%	3.3%	0.2%	0.7%	0.8%	0.9%	1.0%	0.2%	1.5%	1.6%	1.7%	1.5%	0.3%

Ameren-CILCO Transaction
Ameren Joins the MISO
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
MEC															
Pre-Transaction HHI	4,080	3,834	3,669	2,950	3,339	3,651	3,661	3,724	3,093	3,274	3,262	3,313	2,501	2,728	2,910
Post-Transaction HHI	4,080	3,834	3,670	2,950	3,339	3,652	3,661	3,724	3,093	3,274	3,262	3,313	2,501	2,728	2,910
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	54	59	55	66	2	22	25	26	25	2	7	7	8	8	1
AES/CILCO Capacity - Pre (MW)	4	4	5	1	3	8	8	2	1	3	3	3	1	1	1
Ameren Capacity - Post (MW)	58	63	60	66	4	30	33	28	26	5	10	10	8	8	2
Ameren Share - Pre	0.7%	0.8%	0.8%	1.2%	0.0%	0.3%	0.4%	0.4%	0.5%	0.0%	0.1%	0.1%	0.2%	0.2%	0.0%
AES/CILCO Share - Pre	0.0%	0.1%	0.1%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	0.9%	0.9%	1.3%	0.1%	0.5%	0.5%	0.4%	0.5%	0.1%	0.2%	0.2%	0.2%	0.2%	0.1%
NIPS															
Pre-Transaction HHI	3,627	3,616	4,283	3,703	662	3,405	3,428	3,008	3,215	707	2,169	2,186	1,884	2,114	612
Post-Transaction HHI	3,627	3,616	4,283	3,703	662	3,407	3,429	3,010	3,215	707	2,171	2,187	1,884	2,114	613
Change	0	0	0	0	0	1	1	1	0	0	2	2	0	0	1
Ameren Capacity - Pre (MW)	148	160	161	186	3	220	247	247	216	11	362	363	359	262	21
AES/CILCO Capacity - Pre (MW)	5	6	7	1	3	13	14	13	2	5	22	24	2	2	6
Ameren Capacity - Post (MW)	151	163	164	187	6	229	257	255	217	16	374	373	361	264	27
Ameren Share - Pre	2.1%	2.5%	2.9%	3.8%	0.3%	3.6%	4.1%	4.5%	4.1%	0.7%	5.8%	5.8%	6.2%	5.0%	1.0%
AES/CILCO Share - Pre	0.1%	0.1%	0.1%	0.0%	0.2%	0.2%	0.2%	0.2%	0.0%	0.3%	0.3%	0.4%	0.0%	0.0%	0.3%
Ameren Share - Post	2.1%	2.5%	2.9%	3.8%	0.5%	3.8%	4.3%	4.6%	4.1%	1.0%	6.0%	5.9%	6.2%	5.0%	1.3%

Ameren-CILCO Transaction
Ameren Joins the MISO
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
SIPCO															
Pre-Transaction HHI	1,193	1,183	1,315	1,475	1,712	1,350	1,354	1,448	1,397	1,506	1,238	1,251	1,327	1,242	1,226
Post-Transaction HHI	1,210	1,200	1,353	1,529	1,727	1,389	1,393	1,498	1,402	1,529	1,267	1,280	1,367	1,246	1,240
Change	18	17	37	55	15	39	39	51	5	23	29	29	41	4	14
Ameren Capacity - Pre (MW)	269	267	273	310	286	207	207	228	230	215	185	184	204	202	179
AES/CILCO Capacity - Pre (MW)	14	14	16	21	3	18	18	21	2	4	11	11	14	1	3
Ameren Capacity - Post (MW)	283	281	289	331	289	226	225	250	232	220	196	196	218	204	181
Ameren Share - Pre	13.1%	13.0%	17.7%	20.1%	26.2%	15.0%	14.9%	16.5%	16.6%	23.7%	15.4%	15.4%	17.0%	16.9%	22.4%
AES/CILCO Share - Pre	0.7%	0.7%	1.1%	1.4%	0.3%	1.3%	1.3%	1.5%	0.2%	0.5%	0.9%	1.0%	1.2%	0.1%	0.3%
Ameren Share - Post	13.8%	13.7%	18.8%	21.5%	26.5%	16.3%	16.2%	18.0%	16.8%	24.2%	16.4%	16.3%	18.2%	17.0%	22.8%
TVA															
Pre-Transaction HHI	3,302	3,247	3,229	4,320	3,420	3,210	3,249	4,392	4,336	3,388	2,940	2,943	3,993	4,018	3,177
Post-Transaction HHI	3,303	3,247	3,229	4,320	3,420	3,210	3,250	4,393	4,337	3,388	2,940	2,943	3,993	4,018	3,177
Change	0	0	0	0	0	1	1	1	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	400	434	414	490	11	910	1,022	1,019	902	46	365	365	386	332	32
AES/CILCO Capacity - Pre (MW)	32	34	39	3	12	92	101	61	12	34	45	56	4	4	12
Ameren Capacity - Post (MW)	419	453	437	493	23	985	1,102	1,057	914	81	390	393	390	336	45
Ameren Share - Pre	0.8%	1.0%	1.0%	1.5%	0.1%	2.2%	2.5%	2.9%	2.7%	0.2%	1.0%	1.0%	1.3%	1.2%	0.2%
AES/CILCO Share - Pre	0.1%	0.1%	0.1%	0.0%	0.1%	0.2%	0.2%	0.2%	0.0%	0.2%	0.1%	0.2%	0.0%	0.0%	0.1%
Ameren Share - Post	0.9%	1.0%	1.1%	1.5%	0.1%	2.4%	2.7%	3.0%	2.7%	0.4%	1.1%	1.1%	1.3%	1.2%	0.3%

Ameren-CILCO Transaction
Ameren Joins the MISO
Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
WR															
Pre-Transaction HHI	3,226	3,391	3,227	2,830	2,598	3,976	4,015	4,016	3,873	3,166	2,914	2,967	2,968	2,814	2,666
Post-Transaction HHI	3,226	3,391	3,227	2,830	2,598	3,976	4,015	4,016	3,873	3,166	2,914	2,967	2,968	2,814	2,666
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	53	58	58	68	3	27	30	31	34	4	67	69	68	62	9
AES/CILCO Capacity - Pre (MW)	1	1	1	0	2	1	1	1	0	2	2	2	0	0	2
Ameren Capacity - Post (MW)	54	59	59	68	5	27	31	32	34	6	69	71	68	62	12
Ameren Share - Pre	0.7%	0.8%	0.9%	1.2%	0.1%	0.6%	0.7%	0.7%	0.8%	0.2%	1.5%	1.5%	1.5%	1.4%	0.4%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.1%
Ameren Share - Post	0.7%	0.8%	0.9%	1.2%	0.2%	0.6%	0.7%	0.7%	0.8%	0.3%	1.5%	1.6%	1.5%	1.4%	0.5%

EXHIBIT NO. APP-520

Ameren-CILCO Transaction
Ameren Joins the MISO
Available Economic Capacity

	Summer					Winter					Spring / Fall				
Destination Market	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
Ameren															
Pre-Transaction HHI	511	602	923	1,692	740	508	568	683	958	599	598	503	431	644	445
Post-Transaction HHI	522	614	990	1,945	740	535	623	785	958	599	598	507	487	644	445
Change	10	12	68	253	-	27	55	103	-	-	-	4	56	-	-
Ameren Capacity - Pre (MW)	1,087	1,612	1,920	2,467	598	936	1,591	1,847	2,023	252	4	294	791	1,100	155
AES/CILCO Capacity - Pre (MW)	46	40	125	254	-	153	209	257	-	-	-	37	123	-	-
Ameren Capacity - Post (MW)	1,132	1,651	2,043	2,672	598	1,090	1,794	2,070	2,023	252	4	331	914	1,100	155
Ameren Share - Pre	11.0%	15.6%	22.9%	39.4%	20.4%	9.1%	14.7%	20.8%	24.9%	6.4%	0.1%	4.0%	13.4%	20.0%	4.8%
AES/CILCO Share - Pre	0.5%	0.4%	1.5%	4.0%	0.0%	1.5%	1.9%	2.9%	0.0%	0.0%	0.0%	0.5%	2.1%	0.0%	0.0%
Ameren Share - Post	11.5%	16.0%	24.4%	42.6%	20.4%	10.6%	16.6%	23.3%	24.9%	6.4%	0.1%	4.5%	15.5%	20.0%	4.8%
CILCO															
Pre-Transaction HHI	564	481	627	878	687	596	700	880	836	651	608	618	457	634	594
Post-Transaction HHI	598	521	794	1,336	687	667	849	1,155	836	651	608	627	552	634	594
Change	33	39	167	458	-	71	148	275	-	-	-	9	95	-	-
Ameren Capacity - Pre (MW)	49	58	82	157	18	38	62	98	103	20	0	21	77	84	38
AES/CILCO Capacity - Pre (MW)	46	41	158	285	-	157	225	289	-	-	-	38	126	-	-
Ameren Capacity - Post (MW)	95	98	240	442	18	195	287	387	103	20	0	59	203	84	38
Ameren Share - Pre	4.2%	5.3%	6.6%	11.2%	2.2%	2.9%	4.5%	6.8%	10.0%	2.4%	0.0%	1.6%	5.4%	7.0%	3.9%
AES/CILCO Share - Pre	4.0%	3.7%	12.6%	20.4%	0.0%	12.1%	16.4%	20.1%	0.0%	0.0%	0.0%	2.9%	8.8%	0.0%	0.0%
Ameren Share - Post	8.1%	9.0%	19.2%	31.6%	2.2%	15.1%	20.9%	26.9%	10.0%	2.4%	0.0%	4.5%	14.2%	7.0%	3.9%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES.

Ameren-CILCO Transaction
Ameren Joins the MISO
Available Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
AECI															
Pre-Transaction HHI	974	1,007	1,037	1,178	1,744	620	576	640	808	1,022	1,017	928	1,047	1,054	1,490
Post-Transaction HHI	974	1,007	1,038	1,178	1,744	621	580	652	808	1,022	1,017	929	1,047	1,054	1,490
Change	0	0	1	-	-	1	4	12	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	24	22	50	71	43	55	107	217	16	27	1	14	13	25	34
AES/CILCO Capacity - Pre (MW)	0	1	3	-	-	11	20	34	-	-	-	5	-	-	-
Ameren Capacity - Post (MW)	24	24	53	71	43	66	127	252	16	27	1	18	13	25	34
Ameren Share - Pre	1.1%	1.0%	2.3%	3.9%	2.9%	1.6%	3.2%	6.2%	0.6%	1.2%	0.0%	0.7%	0.8%	1.4%	2.4%
AES/CILCO Share - Pre	0.0%	0.1%	0.1%	0.0%	0.0%	0.3%	0.6%	1.0%	0.0%	0.0%	0.0%	0.3%	0.0%	0.0%	0.0%
Ameren Share - Post	1.1%	1.1%	2.5%	3.9%	2.9%	1.9%	3.8%	7.1%	0.6%	1.2%	0.0%	1.0%	0.8%	1.4%	2.4%
AEP															
Pre-Transaction HHI	505	520	743	799	593	668	693	799	413	546	678	678	272	491	485
Post-Transaction HHI	505	520	743	799	593	668	694	800	413	546	678	678	272	491	485
Change	0	0	0	-	-	0	1	2	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	205	219	384	531	-	176	370	498	123	-	43	82	100	152	-
AES/CILCO Capacity - Pre (MW)	153	34	196	390	-	33	205	363	-	-	-	22	-	-	-
Ameren Capacity - Post (MW)	208	227	414	531	-	209	426	573	123	-	43	104	100	152	-
Ameren Share - Pre	0.7%	0.7%	1.5%	4.6%	0.0%	0.8%	1.8%	3.6%	2.3%	0.0%	0.3%	0.5%	1.4%	2.7%	0.0%
AES/CILCO Share - Pre	0.5%	0.1%	0.8%	3.4%	0.0%	0.2%	1.0%	2.6%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	0.7%	1.6%	4.6%	0.0%	1.0%	2.0%	4.1%	2.3%	0.0%	0.3%	0.7%	1.4%	2.7%	0.0%

Ameren-CILCO Transaction
Ameren Joins the MISO
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
CINERGY															
Pre-Transaction HHI	548	564	596	740	786	597	461	444	717	733	658	397	399	483	630
Post-Transaction HHI	548	564	598	753	786	599	464	455	717	733	658	398	420	483	630
Change	0	0	2	12	-	2	3	10	-	-	-	1	21	-	-
Ameren Capacity - Pre (MW)	220	256	459	849	66	263	426	698	771	96	2	152	532	559	153
AES/CILCO Capacity - Pre (MW)	215	171	170	479	-	43	139	308	364	-	-	18	81	111	-
Ameren Capacity - Post (MW)	229	264	489	920	66	306	481	782	771	96	2	170	612	559	153
Ameren Share - Pre	1.6%	2.1%	4.2%	12.0%	2.5%	2.5%	3.9%	7.9%	10.7%	3.1%	0.0%	1.6%	8.4%	9.3%	5.2%
AES/CILCO Share - Pre	1.6%	1.4%	1.5%	6.8%	0.0%	0.4%	1.3%	3.5%	5.0%	0.0%	0.0%	0.2%	1.3%	1.8%	0.0%
Ameren Share - Post	1.7%	2.2%	4.5%	13.0%	2.5%	2.9%	4.4%	8.8%	10.7%	3.1%	0.0%	1.7%	9.7%	9.3%	5.2%
ComEd															
Pre-Transaction HHI	1,372	1,306	1,794	1,992	701	1,398	1,393	1,704	577	798	1,138	1,096	1,271	441	609
Post-Transaction HHI	1,372	1,306	1,794	1,992	701	1,400	1,396	1,712	577	798	1,138	1,096	1,271	441	609
Change	0	0	0	-	-	1	3	8	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	75	83	133	214	-	158	363	465	54	-	54	94	127	153	-
AES/CILCO Capacity - Pre (MW)	20	20	59	-	-	116	155	298	-	-	-	37	-	-	-
Ameren Capacity - Post (MW)	85	103	180	214	-	274	498	653	54	-	54	131	127	153	-
Ameren Share - Pre	0.3%	0.3%	0.7%	2.2%	0.0%	0.9%	2.1%	3.6%	1.2%	0.0%	0.3%	0.6%	1.3%	3.3%	0.0%
AES/CILCO Share - Pre	0.1%	0.1%	0.3%	0.0%	0.0%	0.7%	0.9%	2.3%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%
Ameren Share - Post	0.3%	0.4%	1.0%	2.2%	0.0%	1.6%	2.9%	5.0%	1.2%	0.0%	0.3%	0.8%	1.3%	3.3%	0.0%

Ameren-CILCO Transaction
Ameren Joins the MISO
Available Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
CWLP															
Pre-Transaction HHI	1,368	667	1,040	1,664	763	1,436	1,768	2,085	1,984	744	778	1,071	1,315	1,007	616
Post-Transaction HHI	1,385	695	1,135	1,909	763	1,466	1,822	2,171	1,984	744	778	1,077	1,376	1,007	616
Change	18	28	95	245	-	30	54	86	-	-	-	6	61	-	-
Ameren Capacity - Pre (MW)	17	19	25	47	5	8	13	20	23	4	0	5	19	21	9
AES/CILCO Capacity - Pre (MW)	13	12	36	64	-	25	32	37	-	-	-	10	34	-	-
Ameren Capacity - Post (MW)	30	30	62	111	5	33	45	57	23	4	0	15	53	21	9
Ameren Share - Pre	3.3%	4.7%	5.8%	9.5%	2.2%	2.2%	3.3%	4.8%	8.2%	2.4%	0.0%	1.2%	4.1%	7.0%	3.9%
AES/CILCO Share - Pre	2.7%	3.0%	8.2%	12.9%	0.0%	6.9%	8.3%	9.1%	0.0%	0.0%	0.0%	2.4%	7.4%	0.0%	0.0%
Ameren Share - Post	6.0%	7.7%	14.0%	22.4%	2.2%	9.1%	11.6%	13.8%	8.2%	2.4%	0.0%	3.6%	11.5%	7.0%	3.9%
ENTERGY															
Pre-Transaction HHI	494	510	577	518	1,085	507	449	433	803	1,083	620	611	585	908	936
Post-Transaction HHI	494	510	577	518	1,085	507	450	434	803	1,083	620	611	585	908	936
Change	0	0	0	-	-	0	0	1	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	190	181	209	210	160	250	348	509	160	160	160	160	160	160	160
AES/CILCO Capacity - Pre (MW)	0	1	3	-	-	18	36	57	-	-	-	6	-	-	-
Ameren Capacity - Post (MW)	191	182	212	210	160	269	384	566	160	160	160	166	160	160	160
Ameren Share - Pre	0.7%	0.6%	0.8%	4.8%	9.2%	0.9%	1.2%	1.8%	3.0%	6.4%	0.8%	0.9%	3.8%	5.1%	10.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.1%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	0.6%	0.8%	4.8%	9.2%	0.9%	1.4%	2.0%	3.0%	6.4%	0.8%	0.9%	3.8%	5.1%	10.0%

Ameren-CILCO Transaction
Ameren Joins the MISO
Available Economic Capacity

	Summer					Winter					Spring / Fall				
Destination Market	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
IP															
Pre-Transaction HHI	889	923	1,090	1,038	967	820	723	795	876	906	870	763	499	530	657
Post-Transaction HHI	893	932	1,109	1,038	967	834	758	867	876	906	870	765	499	530	657
Change	5	9	19	-	-	15	35	72	-	-	-	3	-	-	-
Ameren Capacity - Pre (MW)	334	361	272	462	-	177	384	573	95	-	37	73	101	152	-
AES/CILCO Capacity - Pre (MW)	23	38	92	-	-	153	195	324	-	-	-	37	-	-	-
Ameren Capacity - Post (MW)	356	399	362	462	-	331	573	855	95	-	37	110	101	152	-
Ameren Share - Pre	6.0%	6.5%	5.4%	12.1%	0.0%	2.9%	6.1%	8.9%	2.5%	0.0%	0.8%	1.6%	2.8%	5.1%	0.0%
AES/CILCO Share - Pre	0.4%	0.7%	1.8%	0.0%	0.0%	2.5%	3.1%	5.0%	0.0%	0.0%	0.0%	0.8%	0.0%	0.0%	0.0%
Ameren Share - Post	6.4%	7.2%	7.2%	12.1%	0.0%	5.4%	9.0%	13.2%	2.5%	0.0%	0.8%	2.4%	2.8%	5.1%	0.0%
KCPL															
Pre-Transaction HHI	1,539	1,026	702	1,102	3,152	2,633	3,336	3,774	3,715	4,582	1,586	1,517	1,819	1,997	3,430
Post-Transaction HHI	1,539	1,026	703	1,102	3,152	2,633	3,336	3,775	3,715	4,582	1,586	1,517	1,819	1,997	3,430
Change	0	0	1	-	-	0	0	0	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	20	20	48	80	-	7	11	21	9	-	7	10	10	21	-
AES/CILCO Capacity - Pre (MW)	0	1	3	-	-	1	2	3	-	-	-	1	-	-	-
Ameren Capacity - Post (MW)	21	21	51	80	-	7	13	23	9	-	7	12	10	21	-
Ameren Share - Pre	0.8%	1.0%	2.8%	4.4%	0.0%	0.5%	0.7%	1.2%	0.6%	0.0%	0.5%	0.8%	0.8%	1.3%	0.0%
AES/CILCO Share - Pre	0.0%	0.1%	0.2%	0.0%	0.0%	0.1%	0.1%	0.2%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%
Ameren Share - Post	0.9%	1.1%	2.9%	4.4%	0.0%	0.6%	0.8%	1.4%	0.6%	0.0%	0.5%	0.9%	0.8%	1.3%	0.0%

Ameren-CILCO Transaction
Ameren Joins the MISO
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
MEC															
Pre-Transaction HHI	3,113	2,420	2,274	1,348	3,057	2,591	2,818	3,081	1,938	3,137	964	1,821	846	1,207	2,134
Post-Transaction HHI	3,113	2,420	2,274	1,348	3,057	2,591	2,818	3,081	1,938	3,137	964	1,821	846	1,207	2,134
Change	0	0	0	-	-	0	0	0	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	18	20	25	40	-	6	13	18	6	-	3	5	5	8	-
AES/CILCO Capacity - Pre (MW)	0	1	3	-	-	4	6	3	-	-	-	0	-	-	-
Ameren Capacity - Post (MW)	19	20	29	40	-	10	19	20	6	-	3	5	5	8	-
Ameren Share - Pre	0.5%	0.6%	0.8%	1.8%	0.0%	0.2%	0.4%	0.5%	0.2%	0.0%	0.1%	0.2%	0.3%	0.4%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.1%	0.0%	0.0%	0.1%	0.2%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.5%	0.6%	1.0%	1.8%	0.0%	0.3%	0.5%	0.5%	0.2%	0.0%	0.1%	0.2%	0.3%	0.4%	0.0%
NIPS															
Pre-Transaction HHI	1,933	1,744	1,969	1,393	945	1,380	1,389	968	1,316	832	425	511	462	628	992
Post-Transaction HHI	1,933	1,744	1,969	1,393	945	1,380	1,390	971	1,316	832	425	511	462	628	992
Change	0	0	1	-	-	0	2	4	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	31	31	67	63	-	43	86	122	14	-	14	24	35	63	-
AES/CILCO Capacity - Pre (MW)	2	1	6	-	-	6	16	42	-	-	-	7	-	-	-
Ameren Capacity - Post (MW)	31	32	71	63	-	49	98	142	14	-	14	31	35	63	-
Ameren Share - Pre	0.7%	0.8%	2.1%	2.5%	0.0%	1.2%	2.3%	3.8%	0.5%	0.0%	0.4%	0.7%	1.2%	2.5%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.2%	0.0%	0.0%	0.2%	0.4%	1.3%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	0.9%	2.3%	2.5%	0.0%	1.4%	2.7%	4.4%	0.5%	0.0%	0.4%	0.9%	1.2%	2.5%	0.0%

Ameren-CILCO Transaction
Ameren Joins the MISO
Available Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
SIPCO															
Pre-Transaction HHI	743	764	588	706	834	527	592	636	838	784	752	631	477	632	646
Post-Transaction HHI	744	766	604	741	834	533	603	666	838	784	752	632	487	632	646
Change	1	2	16	35	-	6	12	30	-	-	-	1	10	-	-
Ameren Capacity - Pre (MW)	74	84	107	195	20	39	63	96	119	20	0	17	60	70	29
AES/CILCO Capacity - Pre (MW)	3	3	13	17	-	9	12	21	-	-	-	3	9	-	-
Ameren Capacity - Post (MW)	77	87	121	212	20	48	75	118	119	20	0	20	70	70	29
Ameren Share - Pre	4.2%	4.7%	8.1%	14.3%	2.1%	3.5%	5.5%	8.2%	9.9%	2.7%	0.0%	1.7%	5.8%	6.7%	4.3%
AES/CILCO Share - Pre	0.2%	0.2%	1.0%	1.2%	0.0%	0.8%	1.1%	1.8%	0.0%	0.0%	0.0%	0.3%	0.9%	0.0%	0.0%
Ameren Share - Post	4.4%	4.9%	9.1%	15.5%	2.1%	4.3%	6.6%	10.0%	9.9%	2.7%	0.0%	1.9%	6.7%	6.7%	4.3%
TVA															
Pre-Transaction HHI	532	519	575	415	696	588	613	785	919	672	606	596	390	449	626
Post-Transaction HHI	532	519	575	415	696	588	615	794	919	672	606	596	390	449	626
Change	0	0	0	-	-	1	2	9	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	119	124	195	367	155	188	356	680	123	155	21	155	155	155	155
AES/CILCO Capacity - Pre (MW)	11	5	33	-	-	44	88	231	-	-	-	14	-	-	-
Ameren Capacity - Post (MW)	121	130	215	367	155	231	427	784	123	155	21	169	155	155	155
Ameren Share - Pre	0.6%	0.6%	1.1%	6.6%	5.3%	1.1%	2.2%	5.9%	1.7%	4.1%	0.1%	1.4%	2.6%	4.0%	5.7%
AES/CILCO Share - Pre	0.1%	0.0%	0.2%	0.0%	0.0%	0.2%	0.5%	2.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%
Ameren Share - Post	0.6%	0.7%	1.3%	6.6%	5.3%	1.3%	2.6%	6.8%	1.7%	4.1%	0.1%	1.5%	2.6%	4.0%	5.7%

Ameren-CILCO Transaction
Ameren Joins the MISO
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
WR															
Pre-Transaction HHI	4,355	4,565	4,005	4,225	1,313	6,380	6,602	6,685	6,856	1,746	3,479	4,258	4,533	4,218	2,402
Post-Transaction HHI	4,355	4,565	4,005	4,225	1,313	6,380	6,602	6,685	6,856	1,746	3,479	4,258	4,533	4,218	2,402
Change	0	0	0	-	-	0	0	0	-	-	-	0	-	-	-
Ameren Capacity - Pre (MW)	12	12	26	83	-	6	10	19	6	-	7	11	13	27	-
AES/CILCO Capacity - Pre (MW)	0	1	2	-	-	1	2	3	-	-	-	2	-	-	-
Ameren Capacity - Post (MW)	12	13	28	83	-	6	12	22	6	-	7	13	13	27	-
Ameren Share - Pre	0.2%	0.2%	0.6%	2.3%	0.0%	0.2%	0.3%	0.6%	0.2%	0.0%	0.3%	0.4%	0.5%	0.9%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%
Ameren Share - Post	0.2%	0.2%	0.6%	2.3%	0.0%	0.2%	0.4%	0.7%	0.2%	0.0%	0.3%	0.5%	0.5%	0.9%	0.0%

EXHIBIT NO. APP-521

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
Ameren															
Pre-Transaction HHI	3,399	3,302	3,873	4,808	3,817	2,871	2,861	3,351	3,236	2,647	2,791	2,778	3,272	3,141	2,401
Post-Transaction HHI	3,513	3,409	4,016	5,016	3,829	3,018	3,011	3,540	3,247	2,661	2,906	2,895	3,427	3,151	2,412
Change	114	107	143	208	12	148	150	189	12	14	115	118	155	10	11
Ameren Capacity - Pre (MW)	12,208	11,665	10,717	9,811	6,327	10,786	10,620	10,033	9,320	6,345	8,630	8,498	7,932	7,427	5,022
AES/CILCO Capacity - Pre (MW)	212	196	205	217	19	293	293	297	25	35	190	191	199	19	29
Ameren Capacity - Post (MW)	12,418	11,860	10,920	10,025	6,337	11,075	10,909	10,325	9,338	6,363	8,816	8,685	8,125	7,439	5,034
Ameren Share - Pre	57.5%	56.6%	61.5%	69.0%	61.1%	52.5%	52.4%	57.1%	55.8%	49.7%	51.8%	51.7%	56.5%	55.2%	47.5%
AES/CILCO Share - Pre	1.0%	1.0%	1.2%	1.5%	0.2%	1.4%	1.4%	1.7%	0.1%	0.3%	1.1%	1.2%	1.4%	0.1%	0.3%
Ameren Share - Post	58.5%	57.6%	62.7%	70.5%	61.2%	53.9%	53.8%	58.7%	55.9%	49.8%	52.9%	52.8%	57.9%	55.3%	47.6%
CILCO															
Pre-Transaction HHI	2,904	2,659	2,700	2,749	1,312	2,628	2,628	2,673	1,143	1,349	1,916	1,917	1,973	978	1,051
Post-Transaction HHI	3,727	3,518	3,602	3,781	1,468	3,423	3,424	3,562	1,302	1,509	2,716	2,716	2,862	1,095	1,163
Change	823	858	902	1,032	156	796	796	890	160	160	800	799	888	117	112
Ameren Capacity - Pre (MW)	185	192	200	229	240	183	183	204	205	205	216	216	240	237	227
AES/CILCO Capacity - Pre (MW)	1,211	1,096	1,096	1,096	34	1,107	1,107	1,107	45	45	895	895	895	38	38
Ameren Capacity - Post (MW)	1,396	1,288	1,297	1,326	274	1,290	1,290	1,311	250	251	1,111	1,111	1,135	275	265
Ameren Share - Pre	7.9%	8.7%	9.1%	10.4%	23.3%	8.1%	8.1%	9.1%	19.0%	19.1%	9.8%	9.8%	10.9%	19.0%	18.2%
AES/CILCO Share - Pre	52.0%	49.5%	49.7%	49.7%	3.3%	49.1%	49.1%	49.1%	4.2%	4.2%	40.7%	40.7%	40.7%	3.1%	3.1%
Ameren Share - Post	59.9%	58.2%	58.7%	60.0%	26.7%	57.2%	57.2%	58.2%	23.2%	23.3%	50.5%	50.5%	51.6%	22.0%	21.2%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES.

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Economic Capacity

	Summer					Winter					Spring / Fall				
Destination Market	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
AECI															
Pre-Transaction HHI	5,074	4,840	4,735	3,751	3,931	3,030	2,834	2,859	2,217	2,344	4,421	4,202	3,360	3,401	3,530
Post-Transaction HHI	5,074	4,840	4,736	3,751	3,931	3,031	2,835	2,861	2,218	2,345	4,421	4,202	3,361	3,401	3,531
Change	0	0	0	1	0	1	2	2	0	0	0	0	1	0	0
Ameren Capacity - Pre (MW)	101	101	112	129	129	313	313	350	347	343	105	105	120	121	124
AES/CILCO Capacity - Pre (MW)	2	2	2	3	0	8	9	10	1	1	2	2	3	0	0
Ameren Capacity - Post (MW)	103	103	114	132	129	321	321	360	347	344	107	107	123	121	124
Ameren Share - Pre	1.9%	2.0%	2.4%	3.6%	3.6%	5.2%	5.5%	6.1%	7.0%	7.0%	2.6%	2.7%	3.8%	3.8%	3.9%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%	0.1%	0.2%	0.0%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%
Ameren Share - Post	1.9%	2.0%	2.4%	3.7%	3.7%	5.3%	5.6%	6.3%	7.0%	7.0%	2.6%	2.8%	3.8%	3.8%	4.0%
AEP															
Pre-Transaction HHI	1,924	1,893	2,321	2,966	1,579	2,447	2,454	3,575	3,051	1,762	2,123	2,108	2,628	2,458	1,337
Post-Transaction HHI	1,924	1,893	2,321	2,967	1,579	2,448	2,454	3,576	3,051	1,762	2,123	2,108	2,629	2,458	1,337
Change	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	770	767	816	948	878	743	745	846	864	750	697	698	795	792	699
AES/CILCO Capacity - Pre (MW)	425	441	452	443	402	456	453	472	368	378	620	613	608	550	555
Ameren Capacity - Post (MW)	801	798	854	998	884	821	822	941	871	767	749	751	862	797	710
Ameren Share - Pre	1.4%	1.4%	1.8%	2.8%	4.4%	1.6%	1.6%	2.3%	3.1%	4.0%	1.8%	1.8%	2.7%	3.1%	4.0%
AES/CILCO Share - Pre	0.8%	0.8%	1.0%	1.3%	2.0%	1.0%	1.0%	1.3%	1.3%	2.0%	1.6%	1.6%	2.1%	2.2%	3.2%
Ameren Share - Post	1.5%	1.5%	1.8%	2.9%	4.4%	1.8%	1.8%	2.6%	3.1%	4.1%	1.9%	1.9%	2.9%	3.2%	4.1%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
CINERGY															
Pre-Transaction HHI	1,824	1,670	1,930	2,479	1,378	1,890	1,842	2,361	2,386	1,090	1,419	1,438	1,772	1,774	1,041
Post-Transaction HHI	1,824	1,670	1,930	2,480	1,378	1,890	1,842	2,363	2,386	1,090	1,419	1,438	1,773	1,774	1,041
Change	0	0	0	1	0	1	1	2	0	0	0	0	1	0	0
Ameren Capacity - Pre (MW)	1,071	1,061	1,157	1,320	1,199	1,352	1,352	1,497	1,489	1,272	1,476	1,475	1,639	1,615	1,431
AES/CILCO Capacity - Pre (MW)	641	665	670	675	653	820	820	827	792	792	1,319	1,320	1,325	1,298	1,216
Ameren Capacity - Post (MW)	1,090	1,079	1,179	1,349	1,201	1,388	1,388	1,540	1,492	1,277	1,508	1,508	1,679	1,617	1,434
Ameren Share - Pre	4.3%	4.5%	5.3%	7.1%	10.4%	6.0%	6.0%	7.7%	7.8%	12.5%	6.7%	6.7%	8.3%	8.3%	11.7%
AES/CILCO Share - Pre	2.6%	2.8%	3.1%	3.6%	5.7%	3.6%	3.7%	4.2%	4.2%	7.8%	6.0%	6.0%	6.7%	6.7%	10.0%
Ameren Share - Post	4.4%	4.6%	5.4%	7.2%	10.4%	6.1%	6.2%	7.9%	7.8%	12.5%	6.8%	6.9%	8.5%	8.4%	11.8%
ComEd															
Pre-Transaction HHI	1,370	1,379	1,847	2,421	3,856	1,745	1,745	2,320	3,178	3,663	1,278	1,284	1,615	2,004	2,287
Post-Transaction HHI	1,370	1,380	1,848	2,422	3,856	1,748	1,748	2,325	3,178	3,664	1,281	1,287	1,620	2,005	2,288
Change	0	0	1	1	0	4	4	6	1	1	3	3	6	0	1
Ameren Capacity - Pre (MW)	244	247	261	311	337	627	628	716	804	752	667	668	781	824	782
AES/CILCO Capacity - Pre (MW)	100	95	98	105	65	218	218	223	38	78	179	180	193	65	134
Ameren Capacity - Post (MW)	330	327	341	392	341	827	828	917	813	766	811	812	925	831	793
Ameren Share - Pre	0.7%	0.7%	1.0%	1.5%	2.3%	2.4%	2.4%	3.2%	4.9%	5.0%	2.8%	2.8%	4.0%	5.2%	5.3%
AES/CILCO Share - Pre	0.3%	0.3%	0.4%	0.5%	0.4%	0.8%	0.8%	1.0%	0.2%	0.5%	0.7%	0.8%	1.0%	0.4%	0.9%
Ameren Share - Post	0.9%	1.0%	1.3%	1.9%	2.3%	3.2%	3.2%	4.2%	4.9%	5.0%	3.4%	3.4%	4.7%	5.2%	5.4%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
CWLP															
Pre-Transaction HHI	4,251	3,495	3,513	3,575	2,052	4,315	4,316	4,335	3,886	2,361	2,900	2,900	2,960	2,685	2,008
Post-Transaction HHI	4,393	3,695	3,721	3,832	2,200	4,439	4,439	4,471	3,915	2,498	3,107	3,107	3,206	2,724	2,114
Change	142	200	208	257	148	123	123	136	29	137	207	207	246	38	106
Ameren Capacity - Pre (MW)	62	62	64	73	65	41	41	46	44	38	56	56	62	60	52
AES/CILCO Capacity - Pre (MW)	96	93	93	101	12	67	67	67	11	10	87	87	94	12	12
Ameren Capacity - Post (MW)	158	154	157	174	77	109	109	113	56	48	143	143	156	72	64
Ameren Share - Pre	6.8%	8.1%	8.4%	9.6%	19.7%	6.1%	6.1%	6.8%	7.5%	15.8%	8.1%	8.1%	9.0%	9.6%	15.5%
AES/CILCO Share - Pre	10.5%	12.3%	12.3%	13.4%	3.8%	10.0%	10.0%	10.0%	1.9%	4.3%	12.7%	12.7%	13.7%	2.0%	3.4%
Ameren Share - Post	17.3%	20.4%	20.8%	23.0%	23.5%	16.2%	16.2%	16.8%	9.4%	20.1%	20.9%	20.8%	22.7%	11.6%	18.9%
ENTERGY															
Pre-Transaction HHI	2,426	2,403	2,153	2,567	2,041	1,046	882	861	1,865	1,441	1,106	997	2,683	2,692	2,111
Post-Transaction HHI	2,426	2,403	2,153	2,567	2,041	1,046	883	861	1,865	1,441	1,106	997	2,683	2,692	2,111
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	110	109	117	133	129	529	529	587	577	557	141	140	158	157	154
AES/CILCO Capacity - Pre (MW)	2	2	2	3	0	14	14	17	1	2	3	3	4	0	0
Ameren Capacity - Post (MW)	112	111	120	136	129	544	544	604	578	559	144	143	161	157	154
Ameren Share - Pre	0.2%	0.2%	0.2%	0.7%	1.0%	1.3%	1.4%	1.5%	3.2%	3.6%	0.5%	0.5%	1.2%	1.5%	1.8%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.2%	0.2%	0.2%	0.8%	1.0%	1.3%	1.4%	1.6%	3.2%	3.6%	0.5%	0.5%	1.2%	1.5%	1.8%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
IP															
Pre-Transaction HHI	2,248	2,118	2,460	2,916	1,481	1,824	1,826	1,839	2,089	1,186	1,772	1,774	2,141	2,005	861
Post-Transaction HHI	2,277	2,147	2,488	2,965	1,492	1,875	1,877	1,897	2,095	1,203	1,799	1,802	2,184	2,008	871
Change	29	29	28	49	11	51	51	58	5	17	27	27	44	3	9
Ameren Capacity - Pre (MW)	762	767	572	670	716	740	741	837	908	924	483	484	555	574	581
AES/CILCO Capacity - Pre (MW)	158	145	151	153	17	274	274	276	27	42	148	148	151	18	30
Ameren Capacity - Post (MW)	918	910	721	821	723	1,009	1,009	1,106	924	941	626	627	699	583	591
Ameren Share - Pre	8.4%	8.8%	7.3%	10.5%	23.3%	8.4%	8.5%	9.6%	12.4%	21.5%	6.8%	6.8%	9.2%	10.0%	17.4%
AES/CILCO Share - Pre	1.7%	1.7%	1.9%	2.4%	0.6%	3.1%	3.1%	3.1%	0.4%	1.0%	2.1%	2.1%	2.5%	0.3%	0.9%
Ameren Share - Post	10.1%	10.4%	9.2%	12.8%	23.6%	11.5%	11.5%	12.6%	12.6%	21.9%	8.8%	8.8%	11.6%	10.2%	17.6%
KCPL															
Pre-Transaction HHI	4,217	3,870	3,343	3,120	3,545	4,894	4,977	4,958	4,679	5,044	3,521	3,579	3,321	3,326	4,074
Post-Transaction HHI	4,217	3,870	3,343	3,120	3,545	4,894	4,977	4,958	4,679	5,045	3,521	3,579	3,321	3,326	4,074
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	94	95	108	135	129	25	25	29	30	28	48	48	56	55	51
AES/CILCO Capacity - Pre (MW)	2	2	2	3	0	1	1	1	0	0	1	1	1	0	0
Ameren Capacity - Post (MW)	95	97	110	138	129	26	26	29	30	28	49	49	57	55	51
Ameren Share - Pre	1.6%	1.8%	2.4%	3.3%	3.1%	0.7%	0.7%	0.8%	0.9%	0.8%	1.3%	1.3%	1.6%	1.6%	1.5%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	1.6%	1.9%	2.5%	3.3%	3.1%	0.7%	0.7%	0.8%	0.9%	0.8%	1.3%	1.3%	1.7%	1.6%	1.5%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Economic Capacity

	Summer					Winter					Spring / Fall				
Destination Market	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
MEC															
Pre-Transaction HHI	4,080	3,827	3,667	2,921	3,305	3,652	3,662	3,722	2,978	3,234	3,262	3,312	2,463	2,558	2,810
Post-Transaction HHI	4,080	3,827	3,667	2,921	3,305	3,652	3,662	3,722	2,978	3,234	3,262	3,312	2,463	2,558	2,810
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	54	54	55	64	64	22	22	25	25	25	6	6	7	7	7
AES/CILCO Capacity - Pre (MW)	4	4	5	6	1	8	8	9	1	1	3	3	4	0	1
Ameren Capacity - Post (MW)	58	58	59	69	64	30	30	35	26	26	10	10	11	7	8
Ameren Share - Pre	0.7%	0.8%	0.8%	1.2%	1.3%	0.3%	0.3%	0.4%	0.5%	0.5%	0.1%	0.1%	0.2%	0.2%	0.2%
AES/CILCO Share - Pre	0.0%	0.1%	0.1%	0.1%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%
Ameren Share - Post	0.7%	0.8%	0.9%	1.3%	1.3%	0.5%	0.5%	0.5%	0.5%	0.5%	0.2%	0.2%	0.2%	0.2%	0.2%
NIPS															
Pre-Transaction HHI	3,627	3,615	4,283	3,698	787	3,405	3,405	3,009	3,015	761	2,125	2,130	1,863	1,876	702
Post-Transaction HHI	3,627	3,615	4,283	3,699	788	3,406	3,406	3,011	3,016	762	2,126	2,131	1,866	1,876	703
Change	0	0	0	1	1	1	1	2	0	1	2	2	3	0	1
Ameren Capacity - Pre (MW)	148	146	160	183	170	220	220	246	247	224	326	326	363	358	321
AES/CILCO Capacity - Pre (MW)	5	5	7	9	10	12	13	15	7	15	21	21	28	18	38
Ameren Capacity - Post (MW)	151	149	164	188	170	229	229	257	248	225	336	336	376	359	322
Ameren Share - Pre	2.1%	2.3%	2.9%	3.8%	11.5%	3.6%	3.6%	4.5%	4.5%	10.8%	5.2%	5.2%	6.2%	6.2%	10.3%
AES/CILCO Share - Pre	0.1%	0.1%	0.1%	0.2%	0.7%	0.2%	0.2%	0.3%	0.1%	0.7%	0.3%	0.3%	0.5%	0.3%	1.2%
Ameren Share - Post	2.1%	2.3%	2.9%	3.9%	11.6%	3.8%	3.8%	4.7%	4.5%	10.9%	5.4%	5.4%	6.5%	6.2%	10.3%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
SIPCO															
Pre-Transaction HHI	1,193	1,183	1,324	1,489	1,285	1,350	1,350	1,448	1,452	1,366	1,236	1,248	1,335	1,324	1,198
Post-Transaction HHI	1,210	1,200	1,361	1,541	1,291	1,389	1,389	1,499	1,456	1,372	1,265	1,277	1,374	1,327	1,203
Change	18	17	36	53	6	39	39	51	3	6	29	29	39	3	5
Ameren Capacity - Pre (MW)	269	267	273	310	280	207	207	228	226	193	185	184	204	200	175
AES/CILCO Capacity - Pre (MW)	14	13	16	20	2	18	18	21	1	3	11	11	14	1	2
Ameren Capacity - Post (MW)	283	281	288	330	282	225	225	250	228	196	196	196	218	201	176
Ameren Share - Pre	13.1%	13.0%	17.7%	20.1%	19.7%	14.9%	14.9%	16.5%	16.3%	15.2%	15.4%	15.4%	17.0%	16.7%	15.8%
AES/CILCO Share - Pre	0.7%	0.7%	1.0%	1.3%	0.2%	1.3%	1.3%	1.5%	0.1%	0.2%	0.9%	1.0%	1.2%	0.1%	0.1%
Ameren Share - Post	13.8%	13.7%	18.7%	21.4%	19.8%	16.3%	16.2%	18.0%	16.4%	15.4%	16.4%	16.3%	18.2%	16.8%	16.0%
TVA															
Pre-Transaction HHI	3,302	3,247	3,227	4,319	2,812	3,209	3,241	4,390	4,325	2,818	2,940	2,940	3,988	3,877	2,413
Post-Transaction HHI	3,303	3,247	3,228	4,319	2,812	3,209	3,241	4,392	4,325	2,818	2,940	2,940	3,989	3,877	2,413
Change	0	0	0	0	0	1	1	1	0	1	0	0	0	0	0
Ameren Capacity - Pre (MW)	400	398	413	471	465	909	909	1,014	1,003	967	323	322	362	360	360
AES/CILCO Capacity - Pre (MW)	32	33	39	52	71	92	92	111	34	81	44	44	58	36	86
Ameren Capacity - Post (MW)	419	416	435	499	469	984	985	1,104	1,009	982	346	346	391	362	365
Ameren Share - Pre	0.8%	0.9%	1.0%	1.5%	2.2%	2.2%	2.2%	2.9%	3.0%	4.4%	0.9%	0.9%	1.2%	1.3%	2.0%
AES/CILCO Share - Pre	0.1%	0.1%	0.1%	0.2%	0.3%	0.2%	0.2%	0.3%	0.1%	0.4%	0.1%	0.1%	0.2%	0.1%	0.5%
Ameren Share - Post	0.9%	0.9%	1.1%	1.5%	2.2%	2.4%	2.4%	3.1%	3.0%	4.4%	1.0%	1.0%	1.3%	1.3%	2.0%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
WR															
Pre-Transaction HHI	3,226	3,384	3,222	2,812	2,341	3,974	3,976	4,014	3,967	3,177	2,910	2,915	2,966	2,930	2,507
Post-Transaction HHI	3,226	3,384	3,222	2,812	2,341	3,974	3,976	4,014	3,967	3,177	2,910	2,915	2,966	2,930	2,507
Change	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Ameren Capacity - Pre (MW)	53	53	58	66	63	27	27	30	29	27	59	59	66	66	61
AES/CILCO Capacity - Pre (MW)	1	1	1	1	0	1	1	1	0	0	1	1	2	0	0
Ameren Capacity - Post (MW)	54	54	59	68	63	27	27	31	29	27	61	61	68	66	61
Ameren Share - Pre	0.7%	0.7%	0.9%	1.2%	2.1%	0.6%	0.6%	0.7%	0.7%	1.4%	1.3%	1.3%	1.5%	1.5%	2.5%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.7%	0.7%	0.9%	1.2%	2.1%	0.6%	0.6%	0.7%	0.7%	1.4%	1.3%	1.3%	1.5%	1.5%	2.5%

EXHIBIT NO. APP-522

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Available Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
Ameren															
Pre-Transaction HHI	511	598	916	1,544	674	502	572	680	776	582	577	519	390	534	438
Post-Transaction HHI	522	610	984	1,776	674	528	625	783	776	582	577	522	438	534	438
Change	10	12	68	232	-	26	53	103	-	-	-	3	48	-	-
Ameren Capacity - Pre (MW)	1,087	1,611	1,920	2,466	591	936	1,591	1,838	2,020	240	3	238	791	1,092	140
AES/CILCO Capacity - Pre (MW)	46	41	125	218	-	153	207	239	75	-	-	37	123	24	-
Ameren Capacity - Post (MW)	1,132	1,651	2,043	2,672	591	1,090	1,794	2,061	2,020	240	3	274	914	1,092	140
Ameren Share - Pre	11.0%	15.6%	22.9%	37.5%	16.4%	9.0%	14.5%	20.7%	22.7%	4.6%	0.0%	3.1%	12.4%	17.2%	3.6%
AES/CILCO Share - Pre	0.5%	0.4%	1.5%	3.3%	0.0%	1.5%	1.9%	2.7%	0.8%	0.0%	0.0%	0.5%	1.9%	0.4%	0.0%
Ameren Share - Post	11.5%	16.0%	24.4%	40.6%	16.4%	10.5%	16.3%	23.2%	22.7%	4.6%	0.0%	3.5%	14.3%	17.2%	3.6%
CILCO															
Pre-Transaction HHI	564	475	628	860	824	593	679	854	602	825	570	494	479	454	694
Post-Transaction HHI	598	514	794	1,277	824	663	821	1,123	602	825	570	501	568	454	694
Change	33	39	167	417	-	70	142	269	-	-	-	6	89	-	-
Ameren Capacity - Pre (MW)	49	58	82	143	95	37	59	96	114	15	0	14	72	103	31
AES/CILCO Capacity - Pre (MW)	46	41	158	285	-	157	225	289	-	-	-	38	126	-	-
Ameren Capacity - Post (MW)	95	98	240	427	95	194	285	385	114	15	0	52	198	103	31
Ameren Share - Pre	4.2%	5.3%	6.6%	10.2%	9.6%	2.9%	4.3%	6.7%	11.0%	1.4%	0.0%	1.1%	5.0%	8.6%	2.5%
AES/CILCO Share - Pre	4.0%	3.7%	12.6%	20.4%	0.0%	12.1%	16.4%	20.1%	0.0%	0.0%	0.0%	2.9%	8.8%	0.0%	0.0%
Ameren Share - Post	8.1%	9.0%	19.2%	30.6%	9.6%	15.0%	20.7%	26.8%	11.0%	1.4%	0.0%	4.0%	13.8%	8.6%	2.5%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES.

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
AECI															
Pre-Transaction HHI	974	996	1,034	1,172	1,436	618	594	644	659	730	1,020	933	1,045	1,006	1,210
Post-Transaction HHI	974	996	1,034	1,176	1,436	619	596	648	659	730	1,020	933	1,048	1,006	1,210
Change	0	0	1	4	-	1	2	5	-	-	-	0	2	-	-
Ameren Capacity - Pre (MW)	24	27	50	104	101	65	101	154	237	22	1	9	55	86	29
AES/CILCO Capacity - Pre (MW)	1	1	3	7	-	11	13	18	-	-	-	1	7	-	-
Ameren Capacity - Post (MW)	25	28	53	111	101	75	114	172	237	22	1	11	62	86	29
Ameren Share - Pre	1.1%	1.3%	2.3%	5.6%	6.2%	1.9%	3.0%	4.4%	7.5%	0.8%	0.0%	0.5%	3.1%	4.8%	1.9%
AES/CILCO Share - Pre	0.0%	0.0%	0.1%	0.4%	0.0%	0.3%	0.4%	0.5%	0.0%	0.0%	0.0%	0.1%	0.4%	0.0%	0.0%
Ameren Share - Post	1.1%	1.3%	2.5%	6.0%	6.2%	2.2%	3.3%	4.9%	7.5%	0.8%	0.0%	0.6%	3.5%	4.8%	1.9%
AEP															
Pre-Transaction HHI	505	514	736	644	548	673	721	775	381	461	748	760	255	303	417
Post-Transaction HHI	505	514	736	647	548	674	721	777	381	461	748	760	259	303	417
Change	0	0	0	3	-	0	0	2	-	-	-	0	4	-	-
Ameren Capacity - Pre (MW)	205	241	375	790	508	184	286	503	586	138	2	59	323	438	132
AES/CILCO Capacity - Pre (MW)	156	174	192	466	-	69	192	387	356	-	71	9	43	111	-
Ameren Capacity - Post (MW)	211	247	404	864	508	217	329	583	586	138	2	68	367	438	132
Ameren Share - Pre	0.7%	0.8%	1.5%	5.9%	8.6%	0.9%	1.3%	3.5%	6.6%	2.2%	0.0%	0.3%	4.0%	5.8%	2.3%
AES/CILCO Share - Pre	0.5%	0.6%	0.8%	3.5%	0.0%	0.3%	0.9%	2.7%	4.0%	0.0%	0.4%	0.1%	0.5%	1.5%	0.0%
Ameren Share - Post	0.7%	0.8%	1.6%	6.5%	8.6%	1.0%	1.5%	4.1%	6.6%	2.2%	0.0%	0.4%	4.6%	5.8%	2.3%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
CINERGY															
Pre-Transaction HHI	549	562	591	544	644	582	557	451	563	542	593	565	368	420	491
Post-Transaction HHI	549	562	592	550	644	584	559	459	563	542	593	565	378	420	491
Change	0	0	2	6	-	2	3	7	-	-	-	0	10	-	-
Ameren Capacity - Pre (MW)	220	254	459	801	418	257	409	627	878	82	2	96	483	743	153
AES/CILCO Capacity - Pre (MW)	215	171	170	475	-	42	144	315	364	-	-	15	73	111	-
Ameren Capacity - Post (MW)	229	262	489	868	418	299	462	703	878	82	2	111	557	743	153
Ameren Share - Pre	1.6%	2.0%	4.2%	8.5%	10.4%	2.5%	3.8%	7.1%	9.5%	1.7%	0.0%	0.9%	5.8%	10.1%	3.6%
AES/CILCO Share - Pre	1.6%	1.3%	1.5%	5.0%	0.0%	0.4%	1.3%	3.5%	3.9%	0.0%	0.0%	0.1%	0.9%	1.5%	0.0%
Ameren Share - Post	1.7%	2.0%	4.5%	9.2%	10.4%	2.9%	4.3%	7.9%	9.5%	1.7%	0.0%	1.0%	6.6%	10.1%	3.6%
ComEd															
Pre-Transaction HHI	1,372	1,309	1,776	1,456	592	1,396	1,397	1,710	513	568	1,070	1,056	896	394	447
Post-Transaction HHI	1,372	1,309	1,777	1,458	592	1,397	1,399	1,717	513	568	1,070	1,056	901	394	447
Change	0	0	0	2	-	1	2	7	-	-	-	0	5	-	-
Ameren Capacity - Pre (MW)	75	86	129	257	224	158	244	462	540	81	1	61	360	523	153
AES/CILCO Capacity - Pre (MW)	29	30	58	167	-	116	152	207	186	-	-	37	106	107	-
Ameren Capacity - Post (MW)	95	106	175	328	224	274	380	610	540	81	1	97	466	523	153
Ameren Share - Pre	0.3%	0.4%	0.7%	2.3%	4.9%	0.9%	1.4%	3.6%	7.3%	1.5%	0.0%	0.4%	3.0%	6.5%	3.0%
AES/CILCO Share - Pre	0.1%	0.1%	0.3%	1.5%	0.0%	0.7%	0.9%	1.6%	2.5%	0.0%	0.0%	0.2%	0.9%	1.3%	0.0%
Ameren Share - Post	0.4%	0.4%	1.0%	2.9%	4.9%	1.6%	2.2%	4.7%	7.3%	1.5%	0.0%	0.6%	3.9%	6.5%	3.0%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
CWLP															
Pre-Transaction HHI	1,368	655	1,037	1,609	792	1,436	1,715	2,073	1,983	741	773	836	1,222	997	598
Post-Transaction HHI	1,385	682	1,132	1,834	792	1,466	1,768	2,156	1,983	741	773	840	1,275	997	598
Change	18	28	95	225	-	30	53	84	-	-	-	4	54	-	-
Ameren Capacity - Pre (MW)	17	19	25	43	26	8	12	19	25	3	0	4	17	24	7
AES/CILCO Capacity - Pre (MW)	13	12	36	64	-	25	32	37	-	-	-	10	34	-	-
Ameren Capacity - Post (MW)	30	30	62	107	26	33	45	56	25	3	0	14	51	24	7
Ameren Share - Pre	3.3%	4.7%	5.8%	8.7%	11.8%	2.1%	3.2%	4.6%	8.9%	1.8%	0.0%	0.9%	3.6%	7.9%	3.2%
AES/CILCO Share - Pre	2.7%	3.0%	8.2%	12.9%	0.0%	6.9%	8.3%	9.1%	0.0%	0.0%	0.0%	2.4%	7.4%	0.0%	0.0%
Ameren Share - Post	6.0%	7.7%	14.0%	21.6%	11.8%	9.0%	11.5%	13.7%	8.9%	1.8%	0.0%	3.3%	11.0%	7.9%	3.2%
ENTERGY															
Pre-Transaction HHI	494	512	576	595	797	516	530	462	651	654	633	623	553	660	870
Post-Transaction HHI	494	512	576	596	797	516	530	462	651	654	633	623	555	660	870
Change	0	0	0	1	-	0	0	0	-	-	-	0	2	-	-
Ameren Capacity - Pre (MW)	190	196	209	246	220	265	325	416	546	160	160	171	212	230	160
AES/CILCO Capacity - Pre (MW)	1	1	3	7	-	17	21	31	-	-	-	2	9	-	-
Ameren Capacity - Post (MW)	191	197	212	254	220	282	347	448	546	160	160	172	220	230	160
Ameren Share - Pre	0.7%	0.7%	0.8%	4.1%	7.7%	0.9%	1.1%	1.5%	6.3%	3.0%	0.8%	0.8%	5.0%	5.7%	5.4%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%
Ameren Share - Post	0.7%	0.7%	0.8%	4.3%	7.7%	1.0%	1.2%	1.6%	6.3%	3.0%	0.8%	0.9%	5.2%	5.7%	5.4%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Available Economic Capacity

Destination Market	Summer					Winter					Spring / Fall				
	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
IP															
Pre-Transaction HHI	884	888	1,084	962	777	795	817	769	654	624	1,023	943	435	466	493
Post-Transaction HHI	893	897	1,102	1,052	777	809	842	816	654	624	1,023	945	479	466	493
Change	9	9	19	90	-	14	25	47	-	-	-	1	44	-	-
Ameren Capacity - Pre (MW)	334	376	263	527	483	172	269	495	591	110	2	45	270	358	152
AES/CILCO Capacity - Pre (MW)	44	38	92	156	-	153	194	225	68	-	-	37	123	19	-
Ameren Capacity - Post (MW)	378	412	354	671	483	326	458	701	591	110	2	81	393	358	152
Ameren Share - Pre	6.0%	6.8%	5.2%	13.0%	14.8%	2.8%	4.2%	7.7%	11.6%	2.5%	0.0%	0.9%	7.0%	9.6%	4.4%
AES/CILCO Share - Pre	0.8%	0.7%	1.8%	3.9%	0.0%	2.5%	3.1%	3.5%	1.3%	0.0%	0.0%	0.8%	3.2%	0.5%	0.0%
Ameren Share - Post	6.8%	7.4%	7.0%	16.5%	14.8%	5.3%	7.2%	10.8%	11.6%	2.5%	0.0%	1.7%	10.1%	9.6%	4.4%
KCPL															
Pre-Transaction HHI	1,539	1,001	702	1,067	2,581	2,634	3,298	3,760	3,559	4,387	1,595	1,407	1,796	1,981	3,114
Post-Transaction HHI	1,539	1,001	703	1,071	2,581	2,634	3,298	3,760	3,559	4,387	1,595	1,407	1,796	1,981	3,114
Change	0	0	1	4	-	0	0	0	-	-	-	0	1	-	-
Ameren Capacity - Pre (MW)	20	24	48	99	104	5	8	14	22	9	0	4	21	33	19
AES/CILCO Capacity - Pre (MW)	1	1	3	7	-	1	1	1	-	-	-	1	3	-	-
Ameren Capacity - Post (MW)	21	25	51	106	104	6	9	16	22	9	0	4	23	33	19
Ameren Share - Pre	0.8%	1.2%	2.7%	5.5%	5.2%	0.4%	0.5%	0.9%	1.4%	0.5%	0.0%	0.3%	1.5%	2.2%	1.4%
AES/CILCO Share - Pre	0.0%	0.0%	0.2%	0.4%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%
Ameren Share - Post	0.9%	1.2%	2.9%	5.9%	5.2%	0.5%	0.6%	1.0%	1.4%	0.5%	0.0%	0.3%	1.7%	2.2%	1.4%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
MEC															
Pre-Transaction HHI	3,113	2,427	2,268	1,248	2,589	2,593	2,820	3,077	1,856	2,685	965	1,800	755	1,156	1,977
Post-Transaction HHI	3,113	2,427	2,268	1,250	2,589	2,593	2,820	3,078	1,856	2,685	965	1,800	755	1,156	1,977
Change	0	0	0	1	-	0	0	0	-	-	-	0	0	-	-
Ameren Capacity - Pre (MW)	18	20	25	47	48	6	8	16	19	6	0	1	7	11	11
AES/CILCO Capacity - Pre (MW)	1	1	3	9	-	4	5	8	-	-	-	1	4	-	-
Ameren Capacity - Post (MW)	19	21	28	55	48	9	13	24	19	6	0	1	11	11	11
Ameren Share - Pre	0.5%	0.6%	0.8%	2.0%	1.8%	0.2%	0.2%	0.4%	0.7%	0.2%	0.0%	0.0%	0.3%	0.5%	0.5%
AES/CILCO Share - Pre	0.0%	0.0%	0.1%	0.4%	0.0%	0.1%	0.1%	0.2%	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%
Ameren Share - Post	0.5%	0.7%	0.9%	2.3%	1.8%	0.3%	0.4%	0.7%	0.7%	0.2%	0.0%	0.1%	0.6%	0.5%	0.5%
NIPS															
Pre-Transaction HHI	1,933	1,761	1,960	1,294	587	1,377	1,453	1,002	1,021	563	604	683	399	493	500
Post-Transaction HHI	1,933	1,761	1,961	1,297	587	1,377	1,454	1,005	1,021	563	604	683	401	493	500
Change	0	0	1	3	-	0	1	3	-	-	-	0	3	-	-
Ameren Capacity - Pre (MW)	31	36	66	114	60	47	74	124	145	14	0	22	112	162	39
AES/CILCO Capacity - Pre (MW)	2	3	6	28	-	6	11	28	41	-	-	2	13	35	-
Ameren Capacity - Post (MW)	32	37	70	125	60	53	82	139	145	14	0	25	125	162	39
Ameren Share - Pre	0.7%	1.0%	2.1%	4.4%	4.9%	1.3%	2.0%	3.9%	4.5%	0.8%	0.0%	0.6%	3.4%	5.0%	1.8%
AES/CILCO Share - Pre	0.1%	0.1%	0.2%	1.1%	0.0%	0.2%	0.3%	0.9%	1.3%	0.0%	0.0%	0.1%	0.4%	1.1%	0.0%
Ameren Share - Post	0.7%	1.0%	2.3%	4.8%	4.9%	1.5%	2.2%	4.3%	4.5%	0.8%	0.0%	0.6%	3.7%	5.0%	1.8%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5	Winter 1	Winter 2	Winter 3	Winter 4	Winter 5	Spring / Fall 1	Spring / Fall 2	Spring / Fall 3	Spring / Fall 4	Spring / Fall 5
SIPCO															
Pre-Transaction HHI	743	765	583	654	985	526	578	632	714	1,323	725	579	465	533	1,123
Post-Transaction HHI	744	766	598	712	985	531	589	658	714	1,323	725	579	476	533	1,123
Change	2	2	16	58	-	5	11	26	-	-	-	1	11	-	-
Ameren Capacity - Pre (MW)	74	85	107	181	110	39	62	93	129	15	0	12	54	80	23
AES/CILCO Capacity - Pre (MW)	3	3	13	30	-	9	12	19	-	-	-	2	11	-	-
Ameren Capacity - Post (MW)	77	88	120	211	110	48	74	113	129	15	0	14	65	80	23
Ameren Share - Pre	4.2%	4.8%	8.1%	13.3%	9.1%	3.5%	5.4%	8.0%	10.7%	1.4%	0.0%	1.2%	5.2%	7.6%	2.5%
AES/CILCO Share - Pre	0.2%	0.2%	1.0%	2.2%	0.0%	0.8%	1.0%	1.6%	0.0%	0.0%	0.0%	0.2%	1.1%	0.0%	0.0%
Ameren Share - Post	4.4%	4.9%	9.0%	15.4%	9.1%	4.3%	6.5%	9.6%	10.7%	1.4%	0.0%	1.4%	6.3%	7.6%	2.5%
TVA															
Pre-Transaction HHI	532	514	562	318	555	576	587	678	675	496	622	596	348	397	510
Post-Transaction HHI	532	514	562	326	555	577	588	684	675	496	622	596	351	397	510
Change	0	0	0	8	-	1	1	6	-	-	-	0	4	-	-
Ameren Capacity - Pre (MW)	119	137	188	469	386	196	305	526	754	155	19	45	279	331	155
AES/CILCO Capacity - Pre (MW)	14	15	31	131	-	41	70	150	208	-	-	6	27	84	-
Ameren Capacity - Post (MW)	123	141	207	515	386	237	359	620	754	155	19	51	306	331	155
Ameren Share - Pre	0.6%	0.7%	1.1%	6.9%	9.8%	1.1%	1.7%	4.4%	8.4%	3.2%	0.1%	0.3%	4.4%	6.0%	4.8%
AES/CILCO Share - Pre	0.1%	0.1%	0.2%	1.9%	0.0%	0.2%	0.4%	1.3%	2.3%	0.0%	0.0%	0.0%	0.4%	1.5%	0.0%
Ameren Share - Post	0.6%	0.7%	1.2%	7.6%	9.8%	1.3%	2.0%	5.2%	8.4%	3.2%	0.1%	0.4%	4.8%	6.0%	4.8%

Ameren-CILCO Transaction
Zero Variable Transmission Prices
Available Economic Capacity

	Summer					Winter					Spring / Fall				
Destination Market	1	2	3	4	5	1	2	3	4	5	1	2	3	4	5
WR															
Pre-Transaction HHI	4,355	4,540	3,996	4,010	2,093	6,381	6,500	6,684	6,711	1,730	3,485	3,909	4,512	4,202	2,051
Post-Transaction HHI	4,355	4,540	3,996	4,010	2,093	6,381	6,500	6,684	6,711	1,730	3,485	3,909	4,512	4,202	2,051
Change	0	0	0	0	-	0	0	0	-	-	-	0	0	-	-
Ameren Capacity - Pre (MW)	12	14	26	68	106	5	9	14	20	5	0	5	25	41	26
AES/CILCO Capacity - Pre (MW)	0	0	2	4	-	1	1	2	-	-	-	1	3	-	-
Ameren Capacity - Post (MW)	13	14	28	72	106	6	10	15	20	5	0	5	28	41	26
Ameren Share - Pre	0.2%	0.3%	0.6%	1.8%	8.2%	0.2%	0.3%	0.4%	0.6%	0.7%	0.0%	0.2%	0.9%	1.3%	2.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%
Ameren Share - Post	0.2%	0.3%	0.6%	1.9%	8.2%	0.2%	0.3%	0.5%	0.6%	0.7%	0.0%	0.2%	1.0%	1.3%	2.0%

EXHIBIT NO. APP-523

Ameren-CILCO Transaction
ATC Case
Economic Capacity

Destination Market	Summer 1	2	3	4	5
Ameren					
Pre-Transaction HHI	4,177	4,086	5,023	6,675	7,768
Post-Transaction HHI	4,177	4,086	5,023	6,675	7,768
Change	0	0	0	0	0
Ameren Capacity - Pre (MW)	12,190	11,646	10,717	9,811	6,327
AES/CILCO Capacity - Pre (MW)	0	0	0	0	0
Ameren Capacity - Post (MW)	12,190	11,646	10,717	9,811	6,327
Ameren Share - Pre	63.8%	63.0%	70.0%	81.1%	87.7%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	63.8%	63.0%	70.0%	81.1%	87.7%
CILCO					
Pre-Transaction HHI	2,898	2,665	2,711	2,837	2,410
Post-Transaction HHI	3,614	3,381	3,452	3,701	2,587
Change	716	716	741	864	178
Ameren Capacity - Pre (MW)	161	160	165	192	207
AES/CILCO Capacity - Pre (MW)	1,211	1,096	1,096	1,096	34
Ameren Capacity - Post (MW)	1,372	1,257	1,261	1,288	241
Ameren Share - Pre	6.9%	7.2%	7.5%	8.7%	23.1%
AES/CILCO Share - Pre	52.0%	49.5%	49.7%	49.7%	3.8%
Ameren Share - Post	58.9%	56.7%	57.1%	58.4%	27.0%
AECI					
Pre-Transaction HHI	5,085	4,854	4,748	3,804	4,559
Post-Transaction HHI	5,085	4,854	4,748	3,804	4,559
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	0	0	0	0	0
AES/CILCO Capacity - Pre (MW)	0	0	0	0	0
Ameren Capacity - Post (MW)	0	0	0	0	0
Ameren Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.0%	0.0%	0.0%	0.0%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES.

Ameren-CILCO Transaction
ATC Case
Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5
AEP					
Pre-Transaction HHI	1,938	1,908	2,344	2,994	2,597
Post-Transaction HHI	1,938	1,908	2,344	2,994	2,597
Change	(0)	(0)	(0)	(0)	0
Ameren Capacity - Pre (MW)	453	449	482	572	618
AES/CILCO Capacity - Pre (MW)	1,264	1,316	1,325	1,286	0
Ameren Capacity - Post (MW)	453	449	482	572	618
Ameren Share - Pre	0.8%	0.8%	1.0%	1.7%	4.1%
AES/CILCO Share - Pre	2.4%	2.5%	2.9%	3.8%	0.0%
Ameren Share - Post	0.8%	0.8%	1.0%	1.7%	4.1%
CINERGY					
Pre-Transaction HHI	1,963	1,906	2,138	2,794	1,913
Post-Transaction HHI	1,963	1,906	2,138	2,794	1,913
Change	(0)	(0)	(0)	(0)	(0)
Ameren Capacity - Pre (MW)	494	492	540	633	671
AES/CILCO Capacity - Pre (MW)	1,728	1,796	1,798	1,797	1,546
Ameren Capacity - Post (MW)	494	492	540	633	671
Ameren Share - Pre	2.0%	2.1%	2.5%	3.5%	7.5%
AES/CILCO Share - Pre	7.1%	7.8%	8.4%	9.9%	17.3%
Ameren Share - Post	2.0%	2.1%	2.5%	3.5%	7.5%
ComEd					
Pre-Transaction HHI	1,545	1,569	2,172	3,177	6,222
Post-Transaction HHI	1,548	1,573	2,177	3,178	6,226
Change	3	3	6	1	4
Ameren Capacity - Pre (MW)	516	514	532	694	714
AES/CILCO Capacity - Pre (MW)	353	351	353	34	34
Ameren Capacity - Post (MW)	857	852	869	728	748
Ameren Share - Pre	1.5%	1.6%	2.1%	3.9%	6.3%
AES/CILCO Share - Pre	1.1%	1.1%	1.4%	0.2%	0.3%
Ameren Share - Post	2.6%	2.7%	3.5%	4.1%	6.6%

Ameren-CILCO Transaction
ATC Case
Economic Capacity

Destination Market	Summer 1	2	3	4	5
CWLP					
Pre-Transaction HHI	4,254	3,504	3,525	3,605	2,074
Post-Transaction HHI	4,396	3,708	3,736	3,872	2,661
Change	142	203	212	267	587
Ameren Capacity - Pre (MW)	65	64	67	78	84
AES/CILCO Capacity - Pre (MW)	92	90	90	98	34
Ameren Capacity - Post (MW)	157	155	157	176	117
Ameren Share - Pre	7.1%	8.5%	8.9%	10.3%	27.1%
AES/CILCO Share - Pre	10.1%	11.9%	11.9%	12.9%	10.8%
Ameren Share - Post	17.1%	20.4%	20.8%	23.2%	37.9%
ENTERGY					
Pre-Transaction HHI	2,580	2,561	2,305	2,869	3,319
Post-Transaction HHI	2,580	2,561	2,305	2,869	3,319
Change	0	0	0	0	0
Ameren Capacity - Pre (MW)	188	189	212	257	262
AES/CILCO Capacity - Pre (MW)	0	0	0	0	0
Ameren Capacity - Post (MW)	188	189	212	257	262
Ameren Share - Pre	0.3%	0.4%	0.5%	1.6%	3.1%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.3%	0.4%	0.5%	1.6%	3.1%
IP					
Pre-Transaction HHI	2,481	2,353	2,771	3,437	3,089
Post-Transaction HHI	2,481	2,353	2,771	3,437	3,089
Change	0	0	0	0	0
Ameren Capacity - Pre (MW)	922	920	730	876	951
AES/CILCO Capacity - Pre (MW)	0	0	0	0	0
Ameren Capacity - Post (MW)	922	920	730	876	951
Ameren Share - Pre	10.6%	11.0%	9.8%	14.6%	37.8%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	10.6%	11.0%	9.8%	14.6%	37.8%

Ameren-CILCO Transaction
ATC Case
Economic Capacity

Destination Market	Summer 1	2	3	4	5
KCPL					
Pre-Transaction HHI	4,429	4,169	3,740	3,599	5,891
Post-Transaction HHI	4,429	4,169	3,740	3,599	5,891
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	0	0	0	0	0
AES/CILCO Capacity - Pre (MW)	0	0	0	0	0
Ameren Capacity - Post (MW)	0	0	0	0	0
Ameren Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.0%	0.0%	0.0%	0.0%
MEC					
Pre-Transaction HHI	4,203	3,994	3,855	3,216	4,211
Post-Transaction HHI	4,203	3,994	3,855	3,216	4,211
Change	0	0	0	0	0
Ameren Capacity - Pre (MW)	0	0	0	0	0
AES/CILCO Capacity - Pre (MW)	0	0	0	0	0
Ameren Capacity - Post (MW)	0	0	0	0	0
Ameren Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.0%	0.0%	0.0%	0.0%
NIPS					
Pre-Transaction HHI	3,641	3,633	4,307	3,765	1,180
Post-Transaction HHI	3,641	3,633	4,307	3,765	1,182
Change	0	0	0	0	1
Ameren Capacity - Pre (MW)	40	40	44	52	59
AES/CILCO Capacity - Pre (MW)	15	16	19	0	1
Ameren Capacity - Post (MW)	42	42	47	52	60
Ameren Share - Pre	0.6%	0.6%	0.8%	1.1%	5.4%
AES/CILCO Share - Pre	0.2%	0.3%	0.3%	0.0%	0.1%
Ameren Share - Post	0.6%	0.7%	0.8%	1.1%	5.6%

Ameren-CILCO Transaction
ATC Case
Economic Capacity

Destination Market	Summer 1	2	3	4	5
SIPCO					
Pre-Transaction HHI	2,065	2,059	2,105	2,365	2,702
Post-Transaction HHI	2,065	2,059	2,105	2,365	2,702
Change	0	0	0	0	0
Ameren Capacity - Pre (MW)	168	167	175	204	219
AES/CILCO Capacity - Pre (MW)	0	0	0	0	0
Ameren Capacity - Post (MW)	168	167	175	204	219
Ameren Share - Pre	12.9%	12.8%	22.0%	25.6%	32.7%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	12.9%	12.8%	22.0%	25.6%	32.7%
TVA					
Pre-Transaction HHI	5,219	5,303	5,576	8,863	9,000
Post-Transaction HHI	5,219	5,303	5,576	8,863	9,000
Change	0	0	0	0	0
Ameren Capacity - Pre (MW)	14	14	14	17	17
AES/CILCO Capacity - Pre (MW)	0	0	0	0	0
Ameren Capacity - Post (MW)	14	14	14	17	17
Ameren Share - Pre	0.0%	0.0%	0.0%	0.1%	0.2%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.0%	0.0%	0.1%	0.2%
WR					
Pre-Transaction HHI	3,649	3,900	3,913	3,729	5,390
Post-Transaction HHI	3,649	3,900	3,913	3,729	5,390
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	0	0	0	0	0
AES/CILCO Capacity - Pre (MW)	0	0	0	0	0
Ameren Capacity - Post (MW)	0	0	0	0	0
Ameren Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.0%	0.0%	0.0%	0.0%

EXHIBIT NO. APP-524

Ameren-CILCO Transaction
ATC Case
Available Economic Capacity

Destination Market	Summer 1	2	3	4	5
Ameren					
Pre-Transaction HHI	790	920	1,601	3,858	5,987
Post-Transaction HHI	790	920	1,601	3,858	5,987
Change	0	0	0	-	-
Ameren Capacity - Pre (MW)	1,056	1,574	1,919	2,451	558
AES/CILCO Capacity - Pre (MW)	0	0	0	-	-
Ameren Capacity - Post (MW)	1,056	1,574	1,919	2,451	558
Ameren Share - Pre	14.0%	19.6%	31.2%	59.5%	75.8%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	14.0%	19.6%	31.2%	59.5%	75.8%
CILCO					
Pre-Transaction HHI	598	589	739	1,163	1,664
Post-Transaction HHI	632	628	891	1,613	1,664
Change	34	39	152	450	-
Ameren Capacity - Pre (MW)	50	57	75	154	0
AES/CILCO Capacity - Pre (MW)	46	41	158	285	-
Ameren Capacity - Post (MW)	96	97	233	439	0
Ameren Share - Pre	4.3%	5.2%	6.0%	11.0%	0.0%
AES/CILCO Share - Pre	4.0%	3.7%	12.7%	20.4%	0.0%
Ameren Share - Post	8.2%	8.9%	18.7%	31.4%	0.0%
AECI					
Pre-Transaction HHI	1,092	1,132	1,165	1,658	2,725
Post-Transaction HHI	1,092	1,132	1,165	1,658	2,725
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	0	0	0	0	0
AES/CILCO Capacity - Pre (MW)	0	0	0	-	-
Ameren Capacity - Post (MW)	0	0	0	0	0
Ameren Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.0%	0.0%	0.0%	0.0%

Notes:

All capacity figures incorporate adjustments to account for planned and forced outages and, for capacity located outside of the destination market being examined, to account for limited transmission capability between the sources and the destination market in question.

Almost the entirety of the figures for AES/CILCO represent generation owned by CILCO, but in some destination markets a small amount reflects IPL and merchant generators owned by AES.

Ameren-CILCO Transaction
ATC Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5
AEP					
Pre-Transaction HHI	537	562	830	1,423	1,244
Post-Transaction HHI	537	562	830	1,423	1,244
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	131	151	244	502	0
AES/CILCO Capacity - Pre (MW)	206	4	140	390	-
Ameren Capacity - Post (MW)	131	151	244	502	0
Ameren Share - Pre	0.4%	0.5%	1.0%	6.1%	0.0%
AES/CILCO Share - Pre	0.7%	0.0%	0.6%	4.8%	0.0%
Ameren Share - Post	0.4%	0.5%	1.0%	6.1%	0.0%
CINERGY					
Pre-Transaction HHI	744	747	795	1,082	1,812
Post-Transaction HHI	744	747	795	1,082	1,812
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	110	143	254	570	0
AES/CILCO Capacity - Pre (MW)	206	163	140	408	-
Ameren Capacity - Post (MW)	110	143	254	570	0
Ameren Share - Pre	1.0%	1.5%	3.2%	10.0%	0.0%
AES/CILCO Share - Pre	1.8%	1.8%	1.7%	7.2%	0.0%
Ameren Share - Post	1.0%	1.5%	3.2%	10.0%	0.0%
ComEd					
Pre-Transaction HHI	1,645	1,599	2,318	3,252	1,454
Post-Transaction HHI	1,645	1,600	2,321	3,252	1,454
Change	0	0	3	-	-
Ameren Capacity - Pre (MW)	156	179	258	695	0
AES/CILCO Capacity - Pre (MW)	25	40	157	-	-
Ameren Capacity - Post (MW)	178	219	412	695	0
Ameren Share - Pre	0.7%	0.8%	1.6%	9.5%	0.0%
AES/CILCO Share - Pre	0.1%	0.2%	1.0%	0.0%	0.0%
Ameren Share - Post	0.7%	1.0%	2.6%	9.5%	0.0%

Ameren-CILCO Transaction
ATC Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5
CWLP					
Pre-Transaction HHI	1,397	723	1,102	2,005	2,273
Post-Transaction HHI	1,415	753	1,207	2,597	2,273
Change	18	30	105	592	-
Ameren Capacity - Pre (MW)	19	22	30	62	0
AES/CILCO Capacity - Pre (MW)	12	11	33	117	-
Ameren Capacity - Post (MW)	31	33	64	179	0
Ameren Share - Pre	3.8%	5.6%	6.9%	12.6%	0.0%
AES/CILCO Share - Pre	2.4%	2.7%	7.6%	23.6%	0.0%
Ameren Share - Post	6.2%	8.3%	14.5%	36.1%	0.0%
ENTERGY					
Pre-Transaction HHI	520	536	597	939	1,738
Post-Transaction HHI	520	536	597	939	1,738
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	207	214	271	407	160
AES/CILCO Capacity - Pre (MW)	0	0	0	-	-
Ameren Capacity - Post (MW)	207	214	271	407	160
Ameren Share - Pre	0.8%	0.8%	1.1%	9.1%	12.2%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.8%	0.8%	1.1%	9.1%	12.2%
IP					
Pre-Transaction HHI	1,113	1,166	1,467	1,626	2,138
Post-Transaction HHI	1,113	1,166	1,467	1,626	2,138
Change	-	0	0	-	-
Ameren Capacity - Pre (MW)	377	421	360	780	0
AES/CILCO Capacity - Pre (MW)	0	0	0	-	-
Ameren Capacity - Post (MW)	377	421	360	780	0
Ameren Share - Pre	7.3%	8.3%	7.8%	22.3%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	7.3%	8.3%	7.8%	22.3%	0.0%

Ameren-CILCO Transaction
ATC Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5
KCPL					
Pre-Transaction HHI	2,161	2,062	2,214	2,938	7,502
Post-Transaction HHI	2,161	2,062	2,214	2,938	7,502
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	0	0	0	0	-
AES/CILCO Capacity - Pre (MW)	0	0	0	-	-
Ameren Capacity - Post (MW)	0	0	0	0	-
Ameren Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.0%	0.0%	0.0%	0.0%
MEC					
Pre-Transaction HHI	3,231	3,464	3,311	2,099	4,716
Post-Transaction HHI	3,231	3,464	3,311	2,099	4,716
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	0	0	0	0	-
AES/CILCO Capacity - Pre (MW)	0	0	0	-	-
Ameren Capacity - Post (MW)	0	0	0	0	-
Ameren Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.0%	0.0%	0.0%	0.0%
NIPS					
Pre-Transaction HHI	1,936	1,743	1,964	1,418	3,059
Post-Transaction HHI	1,936	1,743	1,964	1,418	3,059
Change	0	0	0	-	-
Ameren Capacity - Pre (MW)	10	12	21	47	0
AES/CILCO Capacity - Pre (MW)	4	0	6	-	-
Ameren Capacity - Post (MW)	10	12	23	47	0
Ameren Share - Pre	0.2%	0.3%	0.7%	1.8%	0.0%
AES/CILCO Share - Pre	0.1%	0.0%	0.2%	0.0%	0.0%
Ameren Share - Post	0.2%	0.3%	0.7%	1.8%	0.0%

Ameren-CILCO Transaction
ATC Case
Available Economic Capacity

Destination Market	Summer 1	Summer 2	Summer 3	Summer 4	Summer 5
SIPCO					
Pre-Transaction HHI	1,518	1,555	1,044	1,391	2,162
Post-Transaction HHI	1,518	1,555	1,044	1,391	2,162
Change	-	-	0	-	-
Ameren Capacity - Pre (MW)	48	55	80	162	0
AES/CILCO Capacity - Pre (MW)	0	0	0	-	-
Ameren Capacity - Post (MW)	48	55	80	162	0
Ameren Share - Pre	4.7%	5.3%	13.5%	26.0%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	4.7%	5.3%	13.5%	26.0%	0.0%
TVA					
Pre-Transaction HHI	1,106	1,053	1,331	2,625	2,704
Post-Transaction HHI	1,106	1,053	1,331	2,625	2,704
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	5	6	7	18	4
AES/CILCO Capacity - Pre (MW)	0	0	0	-	-
Ameren Capacity - Post (MW)	5	6	7	18	4
Ameren Share - Pre	0.0%	0.1%	0.1%	2.0%	1.4%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.1%	0.1%	2.0%	1.4%
WR					
Pre-Transaction HHI	5,762	7,081	7,755	6,791	7,439
Post-Transaction HHI	5,762	7,081	7,755	6,791	7,439
Change	-	-	-	-	-
Ameren Capacity - Pre (MW)	0	0	0	0	-
AES/CILCO Capacity - Pre (MW)	0	0	0	-	-
Ameren Capacity - Post (MW)	0	0	0	0	-
Ameren Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
AES/CILCO Share - Pre	0.0%	0.0%	0.0%	0.0%	0.0%
Ameren Share - Post	0.0%	0.0%	0.0%	0.0%	0.0%

PRIVILEGED INFORMATION REMOVED

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company,	)	
On behalf of Ameren's	)	
Public Utility Company	)	
Subsidiaries	)	
	)	
Central Illinois Light Company	)	**Docket No. EC02-___-000**
and	)	
	)	
Medina Valley Cogen, L.L.C.	)	

Direct Testimony of

Rodney Frame

I, Rodney Frame, being duly sworn, depose and say that the statements contained in the attached Direct Testimony of Rodney Frame on behalf of Ameren Services Company are true and correct to the best of my knowledge, information and belief, and I hereby adopt said testimony as if given by me in formal hearing, under oath.

Signed this 19 day of July, 2002

Rodney Frame

SUBSCRIBED AND SHOWN to before me this 19th day of July 2002.

My Commission Expires
December 14, 2006

NOTICE OF FILING

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Ameren Services Company, on behalf of the Public Utility Company Subsidiaries of Ameren Corporation	)	Docket No. EC02- -000
Central Illinois Light Company	)	
and	)	
Medina Valley Cogen, L.L.C.	)	

NOTICE OF FILING

(July ___, 2002)

Take notice that on July 19, 2002 Ameren Services Company on behalf of the public utilities owned wholly or partially by Ameren Corporation (Ameren Corp.), Central Illinois Light Company (CILCO), an unaffiliated public utility, and AES Medina Valley Cogen, L.L.C. (Medina), an exempt wholesale generator affiliated with CILCO, tendered for filing a joint application pursuant to Section 203 of the Federal Power Act (Act), 16 U.S.C. § 824b (2000), and Part 33 of the regulations of the Federal Energy Regulatory Commission (Commission), 18 C.F.R. Part 33 (2002), to request the Commission to authorize Ameren Corporation to acquire CILCO and Medina (collectively, Applicants). Ameren will acquire from AES all of the issued and outstanding shares of common stock of CILCORP, the parent company of CILCO and all of the issued and outstanding units of the membership interest in AES Medina Valley Cogen (No. 4), L.L.C., which is the parent company of Medina Valley Cogen (No. 2), L.L.C. and which, in turn, is the parent company of AES Medina Valley Cogen, L.L.C. AES Medina Valley Cogen (No. 4), L.L.C. is also the parent company of AES Medina Valley Operations, L.L.C. After the Transaction closes, all of these entities will continue to exist as separate companies.

Applicants state that they have served the application on all required parties.

Any person desiring to intervene or to protest this filing should file with the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426, in accordance with Rules 211 and 214 of the Commission's Rules of Practice and Procedure (18 CFR 385.211 and 385.214). Protests will be considered by the Commission in determining the appropriate action to be taken, but will not serve to make protestants parties to the proceeding. Any person wishing to become a party must file a motion to intervene. All such motions or protests should be filed on or before the comment date, and, to the extent applicable, must be served on the applicant and on any other person designated on the official service list. This filing is available

for review at the Commission or may be viewed on the Commission's web site at http://www.ferc.gov using the "RIMS" link, select "Docket #" and follow the instructions (call 202- 208-2222 for assistance). Protests and interventions may be filed electronically via the Internet in lieu of paper; see 18 CFR 385.2001(a)(1)(iii) and the instructions on the Commission's web site under the "e-Filing" link.

Comment Date: , 2002

Magalie R. Salas
Secretary